SUPPLEMENT Dated April 30, 2012
To The Prospectus Dated April 30, 2012 For

ING GoldenSelect DVA Plus

Issued By ING USA Annuity and Life Insurance Company
Through Its Separate Account B

This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.

1.   Important Information Regarding Upcoming Fund Reorganizations

On January 12, 2012, the Board of Trustees of ING Investors Trust approved a proposal to reorganize the following "Merging Portfolios" with and into the following "Surviving Portfolios":

Merging Portfolios	Surviving Portfolios
ING American Funds Growth Portfolio	ING Large Cap Growth Portfolio (Class ADV)
ING Artio Foreign Portfolio (Class S)	ING Templeton Foreign Equity Portfolio (Class S)

Subject to shareholder approval, each reorganization is expected to take place **on or about July 21, 2012** (the "Reorganization Date"), resulting in a shareholder of a given Merging Portfolio becoming a shareholder of the corresponding Surviving Portfolio. Each shareholder will thereafter hold shares of the Surviving Portfolio having equal aggregate value as shares of the Merging Portfolio, and the Merging Portfolios will no longer be available under the contract.

Prior to the Reorganization Date, you may reallocate your contract value in the Merging Portfolio to another investment portfolio currently available under the contract. This reallocation will neither count as a transfer for purposes of our Excessive Trading Policy nor be subject to a transfer charge under the contract. Contract value remaining in the Merging Portfolio on the Reorganization Date will be placed in the Surviving Portfolio. You may provide alternative instructions by calling our Customer Service Center at the number above.

As of the effective date noted above, any references in the prospectus to the Merging Portfolios as being available under the contract are deleted.

2.   Important Information Regarding Upcoming Changes to the ING American Funds Bond Portfolio

Effective on or about July 21, 2012, the ING American Funds Bond Portfolio will change its name, subadviser and investment objective as follows:

New Fund Name: ING Bond Portfolio **Investment Adviser:** ING Investments, LLC **New Investment Subadviser:** ING Investment Management Co. LLC	**New Investment Objective**: Seeks to provide maximum total return through income and capital appreciation.

As of July 21, 2012, all references to the ING American Funds Bond Portfolio are revised accordingly.

ING USA Annuity and Life Insurance Company
Separate Account B of ING USA Annuity and Life Insurance Company

Deferred Combination Variable and Fixed Annuity Prospectus

ING GOLDENSELECT DVA Plus®

April 30, 2012

This prospectus describes ING GoldenSelect DVA Plus, a group and individual deferred variable annuity contract (the "Contract") offered by ING USA Annuity and Life Insurance Company ("ING USA," the "Company," "we," "us" or "our"). The Contract was available in connection with certain retirement plans that qualify for special federal income tax treatment ("qualified Contracts") as well as those that did not qualify for such treatment ("non-qualified Contracts"). We do not currently offer this Contract for sale to new purchasers.

The Contract provides a means for you to invest your premium payments in one or more mutual fund investment portfolios. You may also allocate premium payments to our Fixed Account with guaranteed interest periods. Your contract value will vary daily to reflect the investment performance of the investment portfolio(s) you select and any interest credited to your allocations in the Fixed Account. For Contracts sold in some states, not all Fixed Interest Allocations or subaccounts are available. The investment portfolios available under your Contract are listed on the next page.

You have a right to return a Contract within 10 days after you receive it for a refund of the adjusted contract value (which may be more or less than the premium payments you paid), or if required by your state, the original amount of your premium payment. Longer free look periods apply in some states and in certain situations.

Replacing an existing annuity with the Contract may not be beneficial to you. Your existing annuity may be subject to fees or penalties on surrender, and the Contract may have new charges.

This prospectus provides information that you should know before investing and should be kept for future reference. A Statement of Additional Information ("SAI"), dated April 30, 2012, has been filed with the Securities and Exchange Commission ("SEC"). It is available without charge upon request. To obtain a copy of this document, write to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the SEC's website (http://www.sec.gov). The table of contents of the SAI is on the last page of this prospectus and the SAI is made part of this prospectus by reference.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

An investment in any subaccount through a Trust or Fund is not a bank deposit and is not insured or guaranteed by any bank or by the Federal Deposit Insurance Corporation or any other government agency.

We pay compensation to broker/dealers whose registered representatives sell the Contract. See "Other Contract Provisions – Selling the Contract," for further information about the amount of compensation we pay.

The investment portfolios are listed on the next page.

The investment portfolios currently available under your Contract are:

BlackRock Global Allocation V.I. Fund (Class III)
ING American Funds Asset Allocation Portfolio
ING American Funds Bond Portfolio
ING American Funds Global Growth and Income Portfolio
ING American Funds International Growth and Income Portfolio
ING American Funds International Portfolio
ING American Funds World Allocation Portfolio (Class S)
ING Baron Growth Portfolio (Class S)
ING BlackRock Health Sciences Opportunities Portfolio (Class S)
ING BlackRock Inflation Protected Bond Portfolio (Class S)
ING BlackRock Large Cap Growth Portfolio (Class S)
ING BlackRock Science and Technology Opportunities Portfolio (Class S)
ING Davis New York Venture Portfolio (Class S)
ING DFA World Equity Portfolio (Class S)
ING EURO STOXX 50® Index Portfolio (Class ADV)
ING FMR^{SM} Diversified Mid Cap Portfolio (Class S)
ING Franklin Income Portfolio (Class S)
ING Franklin Mutual Shares Portfolio (Class S)
ING Franklin Templeton Founding Strategy Portfolio (Class S)
ING FTSE 100 Index® Portfolio (Class ADV)
ING Global Resources Portfolio (Class ADV)
ING Growth and Income Portfolio (Class ADV)
ING Hang Seng Index Portfolio (Class S)
ING Intermediate Bond Portfolio (Class S)
ING International Index Portfolio (Class S)
ING Invesco Van Kampen Comstock Portfolio (Class S)
ING Invesco Van Kampen Equity and Income Portfolio (Class S)
ING Invesco Van Kampen Growth and Income Portfolio (Class S)
ING Japan TOPIX Index® Portfolio (Class ADV)
ING JPMorgan Emerging Markets Equity Portfolio (Class S)
ING JPMorgan Mid Cap Value Portfolio (Class S)
ING JPMorgan Small Cap Core Equity Portfolio (Class S)

ING Large Cap Growth Portfolio (Class ADV)
ING Large Cap Value Portfolio (Class S)
ING Liquid Assets Portfolio (Class S)
ING Marsico Growth Portfolio (Class S)
ING MFS Total Return Portfolio (Class S)
ING MFS Utilities Portfolio (Class S)
ING MidCap Opportunities Portfolio (Class S)
ING Morgan Stanley Global Franchise Portfolio (Class S)
ING Oppenheimer Active Allocation Portfolio (Class S)
ING Oppenheimer Global Portfolio (Class S)
ING PIMCO High Yield Portfolio (Class S)
ING PIMCO Total Return Bond Portfolio (Class S)
ING Pioneer Fund Portfolio (Class S)
ING Pioneer Mid Cap Value Portfolio (Class S)
ING Retirement Conservative Portfolio (Class ADV)
ING Retirement Growth Portfolio (Class ADV)
ING Retirement Moderate Growth Portfolio (Class ADV)
ING Retirement Moderate Portfolio (Class ADV)
ING Russell™ Large Cap Growth Index Portfolio (Class S)
ING Russell^{TM} Large Cap Index Portfolio (Class S)
ING Russell™ Large Cap Value Index Portfolio (Class S)
ING Russell™ Mid Cap Growth Index Portfolio (Class S)
ING Russell^{TM} Mid Cap Index Portfolio (Class S)
ING Russell^{TM} Small Cap Index Portfolio (Class S)
ING Small Company Portfolio (Class S)
ING Templeton Foreign Equity Portfolio (Class S)
ING Templeton Global Growth Portfolio (Class S)
ING T. Rowe Price Capital Appreciation Portfolio (Class S)
ING T. Rowe Price Equity Income Portfolio (Class S)
ING T. Rowe Price Growth Equity Portfolio (Class S)
ING T. Rowe Price International Stock Portfolio (Class S)
ING U. S. Bond Index Portfolio (Class S)
ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio (Class S)

These investment portfolios comprise the subaccounts open to new premiums and transfers. More information can be found in the appendices. See Appendix A for all subaccounts and valuation information. Appendix B highlights each portfolio's investment objective and adviser (and any subadviser or consultant), as well as indicates recent portfolio changes. **If you received a summary prospectus for any of the underlying investment portfolios available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the portfolio's summary prospectus.**

The following investment portfolios are closed to new investments:

ING American Funds Growth Portfolio
ING Artio Foreign Portfolio (Class S)
ING Large Cap Growth Portfolio (Class S)

TABLE OF CONTENTS

INDEX OF SPECIAL TERMS

The following special terms are used throughout this prospectus. Refer to the page(s) listed for an explanation of each term:

The following terms as used in this prospectus have the same or substituted meanings as the corresponding terms currently used in the Contract:

Term Used in This Prospectus	Corresponding Term Used in the Contract
Accumulation Unit Value	Index of Investment Experience
Annuity Start Date	Annuity Commencement Date
Contract Owner	Owner or Certificate Owner
Contract Value	Accumulation Value
Transfer Charge	Excess Allocation Charge
Fixed Interest Allocation	Fixed Allocation
Free Look Period	Right to Examine Period
Guaranteed Interest Period	Guarantee Period
MGIB Benefit Base	MGIB Charge Base
Subaccount(s)	Division(s)
Net Investment Factor	Experience Factor
Regular Withdrawals	Conventional Partial Withdrawals
Withdrawals	Partial Withdrawals

FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer contract value between investment options. State premium taxes may also be deducted.

Contract Owner Transaction Expenses[1]

Surrender Charge:

Complete Years Elapsed Since Premium Payment	0	1	2	3	4	5	6	7+
Surrender Charge	7%	7%	6%	5%	4%	3%	1%	0%

Transfer Charge[2] .... $25 per transfer, if you make more than 12 transfers in a contract year

Overnight Charge[3] $20

[1]   If you invested in a Fixed Interest Allocation, a Market Value Adjustment may apply to certain transactions. This may increase or decrease your contract value and/or your transfer or surrender amount.

[2]   We currently do not impose this charge, but may do so in the future.

[3]   You may choose to have this charge deducted from the net amount of a withdrawal you would like sent to you by overnight delivery service.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including Trust or Fund fees and expenses.

Annual Contract Administrative Charge[1] $40
(We waive this charge if the total of your premium payments is $100,000 or more or if your contract value at the end of a contract year is $100,000 or more.)

[1]   We deduct this charge on each contract anniversary and on surrender.

Separate Account Annual Charges[1]

	Standard Death Benefit	Enhanced Death Benefits		
		Annual Ratchet	7% Solution	Max 7
Mortality & Expense Risk Charge	1.15%	1.40%	1.50%	1.60%
Asset-Based Administrative Charge	0.15%	0.15%	0.15%	0.15%
Total	1.30%	1.55%	1.65%	1.75%

[1]   As a percentage of average daily assets in each subaccount. The Separate Account Annual Charges are deducted daily.

Earnings Multiplier Benefit Rider Charge[1]

As an Annual Charge	As a Quarterly Charge
0.30% of contract value	0.08% of contract value

[1]   We deduct the rider charge from the subaccounts in which you are invested on each quarterly contract anniversary and pro-rata on termination of the Contract; if the value in the subaccounts is insufficient, the rider charge will be deducted from the Fixed Interest Allocation(s) nearest maturity, and the amount deducted may be subject to a Market Value Adjustment.

Optional Rider Charges[1]

Minimum Guaranteed Accumulation Benefit rider:

Waiting Period	As an Annual Charge	As a Quarterly Charge
10 Year	0.65% of MGAB Charge Base	0.17% of the MGAB Charge Base[2]
20 Year	0.65% of MGAB Charge Base	0.17% of the MGAB Charge Base

[1]   We deduct optional rider charges from the subaccounts in which you are invested on each quarterly contract anniversary and pro-rata on termination of the Contract. If the value in the subaccounts is insufficient, the optional rider charges will be deducted from the Fixed Interest Allocation(s) nearest maturity, and the amount deducted may be subject to a Market Value Adjustment. You may add only one optional benefit rider to your Contract.

[2]   The MGAB Charge Base is the total of premiums added during the two-year period commencing on the rider date if you purchase the rider on the contract date, or, your contract value on the rider date plus premiums added during the two-year period commencing on the rider date if you purchased the rider after the contract date, reduced pro-rata for all withdrawals taken while the MGAB rider is in effect, and reduced pro-rata for transfers made during the three year period before the MGAB Date. The MGAB Charge Base is tracked separately for Covered, Special and Excluded Funds, based on initial allocation of premium (or contract value), subsequent allocation of eligible premium, withdrawals and transfers. Withdrawals and transfers may reduce the applicable MGAB Charge Base by more than the amount withdrawn or transferred.

Minimum Guaranteed Income Benefit rider:

MGIB Rate	As an Annual Charge	As a Quarterly Charge
7%	0.75% of the MGIB Charge Base	0.19% of the MGIB Charge Base[3]

[3]   The MGIB Charge Base generally depends on the amount of premiums you pay during the first five contract years after you purchase the rider, when you pay the premiums, less a pro-rata deduction for any withdrawal made while the MGIB rider is in effect and accumulated at the MGIB Rate. The MGIB Charge Base is tracked separately for Covered, Special and Excluded Funds, based on initial allocation of premium (or contract value), subsequent allocation of eligible premium, withdrawals and transfers. Withdrawals and transfers between Covered, Special and Excluded Funds may reduce the applicable MGIB Charge Base by more than the amount withdrawn or transferred.

Minimum Guaranteed Withdrawal Benefit rider:

As an Annual Charge	As a Quarterly Charge
0.65% of the MGWB Eligible Payment Amount	0.17% of the MGWB Eligible Payment Amount[4]

[4]   The MGWB Eligible Payment Amount is (i) the total of premiums paid during the two-year period commencing on the rider date if you purchase the rider on the contract date; or (ii) your contract value on the rider date plus subsequent premiums paid during the two-year period commencing on the rider date.

Trust or Fund Expenses

The next item shows the minimum and maximum total operating expenses charged by the Trust or Fund that you may pay periodically during the time that you own the Contract. More detail concerning each Trust or Fund's fees and expenses is contained in the prospectus for each Trust or Fund.

Total Annual Trust or Fund Operating Expenses	Minimum	Maximum
(expenses that are deducted from Trust or Fund assets, including management fees, distribution and/or service (12b-1) fees[1, 2], and other expenses):	0.52%	2.00%

[1]   The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the Fund or Trust prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above.

Premium taxes (which currently range from 0% to 3.5% of premium payments) may apply, but are not reflected in the example below.

Example:

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and Trust or Fund fees and expenses.

The Example assumes that you invest $10,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the Trusts or Funds. Specifically, the Example assumes election of the Max 7 Enhanced Death Benefit and election of the earnings multiplier benefit rider with a charge of 0.30% of the contract value annually. The Example reflects the deduction of a mortality and expense risk charge, an asset-based administrative charge, and the annual contract administrative charge as an annual charge of 0.04% of assets. The Example also assumes you elected an optional benefit rider with the highest cost, an assumed charge of 1.14% annually, where the rider base is equal to the initial premium and increases by 7% annually, and the rider charge is assessed each quarter on a base equal to the hypothetical $10,000 premium increasing at 7% per year. The assumed annual rider charge of 1.14% results from the assumption of a 7% annual increase in the rider base but only a 5% earnings increase in the contract value before expenses. Thus, 1.14% represents an annual charge over the 10-year period which is equivalent to a charge of 0.19% of rider base per quarter over the same period. Note that surrender charges may apply if you choose to annuitize your Contract within the first 3 contract years, and under certain circumstances, within the first 7 contract years.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your contract at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,187	$2,079	$2,896	$5,159
2) If you annuitize at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$487	$1,479	$2,496	$5,159
3) If you do *not* surrender your contract:			
1 year	3 years	5 years	10 years
$487	$1,479	$2,496	$5,159

Compensation is paid for the sale of the Contracts. For information about this compensation, see "Selling the Contract."

Fees Deducted by the Funds

Fund Fee Information. The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. Fund fees are one factor that impacts the value of a fund share. Please refer to the fund prospectuses for more information and to learn more about additional factors.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. Please see "Charges and Fees – Trust and Fund Expenses" for more information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. Please see "Charges and Fees – Trust and Fund Expenses" for more information.

How Fees are Deducted. Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

CONDENSED FINANCIAL INFORMATION

Accumulation Unit
We use accumulation units to calculate the value of a Contract. Each subaccount of Separate Account B has its own accumulation unit value. The accumulation units are valued each business day that the New York Stock Exchange is open for trading. Their values may increase or decrease from day to day according to a Net Investment Factor, which is primarily based on the investment performance of the applicable investment portfolio. Shares in the investment portfolios are valued at their net asset value.

Tables containing (i) the accumulation unit value history of each subaccount of ING USA Separate Account B offered in this prospectus and (ii) the total investment value history of each such subaccount are presented in Appendix A - Condensed Financial Information – for the lowest and highest combination of asset-based charges. The numbers show the year-end unit values of each subaccount from the time purchase payments were first received in the subaccounts under the Contract. Complete information is available in the SAI.

The Net Investment Factor
The Net Investment Factor is an index number which reflects certain charges under the Contract and the investment performance of the subaccount. The Net Investment Factor is calculated for each subaccount as follows:

1) We take the net asset value of the subaccount at the end of each business day.
2) We add to (1) the amount of any dividend or capital gains distribution declared for the subaccount and reinvested in such subaccount. We subtract from that amount a charge for our taxes, if any.
3) We divide (2) by the net asset value of the subaccount at the end of the preceding business day.
4) We then subtract the applicable daily charges from the subaccount: the mortality and expense risk charge; the asset-based administrative charge and any optional rider charges.

Calculations for the subaccounts are made on a per share basis.

The Net Rate of Return equals the Net Investment Factor minus one.

Financial Statements
The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Separate Account B and the financial statements and the related notes to financial statements for ING USA Annuity and Life Insurance Company are included in the Statement of Additional Information.

ING USA SEPARATE ACCOUNT B

ING USA Separate Account B ("Separate Account B") was established as a separate account of the Company on July 14, 1988. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). Separate Account B is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account B but such assets are kept separate from our other accounts.

Separate Account B is divided into subaccounts. Each subaccount invests exclusively in shares of one investment portfolio of a Trust or Fund. Each investment portfolio has its own distinct investment objectives and policies. Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the corresponding subaccount of Separate Account B without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by Separate Account B. If the assets in Separate Account B exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits and make all payments provided under the Contracts.

Note: Other variable annuity contracts invest in Separate Account B, but are not discussed in this prospectus.

Separate Account B may also invest in other investment portfolios which are not available under your Contract. Under certain circumstances, we may make certain changes to the subaccounts. For more information, see "The Annuity Contract — Addition, Deletion or Substitution of Subaccounts and Other Changes."

ING USA ANNUITY AND LIFE INSURANCE COMPANY

ING USA Annuity and Life Insurance Company ("ING USA") is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. ING USA is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion Connecticut"), which in turn is a wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. ING USA is authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. Although we are a subsidiary of ING, ING is not responsible for the obligations under the Contract. The obligations under the Contract are solely the responsibility of ING USA Annuity and Life Insurance Company.

Directed Services LLC, the distributor of the Contracts and the investment manager of the ING Investors Trust, is also a wholly owned indirect subsidiary of ING. ING also indirectly owns ING Investments, LLC and ING Investment Management Co. LLC, portfolio managers of the ING Investors Trust and the investment managers of the ING Variable Insurance Trust, ING Variable Products Trust and ING Variable Product Portfolios, respectively.

As part of a restructuring plan approved by the European Commission, ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including initial public offerings, sales or combinations thereof. On November 10, 2010, ING announced that ING and its U.S. insurance affiliates, including the Company, are preparing for a base case of an initial public offering ("IPO") of the Company and its U.S.-based insurance and investment management affiliates.

Our principal office is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380.

Regulatory Matters
As with many financial services companies, the Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with examinations, inquiries, investigations and audits of the products and practices of the Company or the financial services industry. Some of these investigations and inquiries could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines, and other financial liability. The potential economic consequences cannot be predicted, but management does not believe that the outcome of any such action will have a material adverse effect on the Company's financial position or result of operations. It is the practice of the Company and its affiliates to cooperate fully in these matters.

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes requirements relating to nonqualified annuity product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. (See "Federal Tax Considerations" for further discussion of some of these requirements.) Failure to administer certain nonqualified contract features (for example, contractual annuity start dates in nonqualified annuities) could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities,

or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

THE TRUSTS AND FUNDS

You will find information about the Trusts and Funds currently available under your Contract in Appendix B — The Investment Portfolios. A prospectus containing more complete information on each Trust or Fund may be obtained by calling our Customer Service Center at 800-366-0066. You should read the prospectus carefully before investing.

Certain funds are designated as "Master-Feeder" or "fund of funds." Funds offered in a Master-Feeder structure (such as the American Funds) or fund of funds structure (such as the Retirement Funds) may have higher fees and expenses than a fund that invests directly in debt and equity securities. See "Trust and Fund Expenses." Consult with your investment professional to determine if the Portfolios may be suited to your financial needs, investment time horizon and risk comfort level. You should periodically review these factors to determine if you need to change your investment strategy.

If, due to differences in tax treatment or other considerations, the interests of contract owners of various contracts participating in the Trusts or Funds conflict, we, the Boards of Trustees or Directors of the Trusts or Funds, and any other insurance companies participating in the Trusts or Funds will monitor events to identify and resolve any material conflicts that may arise.

Restricted Funds
We may, with 30 days notice to you, designate any investment option as a Restricted Fund and limit the amount you may allocate or transfer to a Restricted Fund. We may also change the limitations on existing contracts with respect to new premiums added to investment portfolios and with respect to new transfers to investment portfolios. We may establish any limitations, at our discretion, as a percentage of premium or contract value, or as a specified dollar amount, and change the limitation at any time. Currently, we have not designated any investment option as a Restricted Fund. If we designate an investment option as a Restricted Fund or set applicable limitations, such change will apply only to transactions made after the designation.

We limit your investment in the Restricted Funds on an aggregate basis for all Restricted Funds and for each individual Restricted Fund. Currently, we limit an investment in Restricted Funds to the following limitations: no more than $999,999,999, and no more than 30 percent of contract value. We may change these limits, in our discretion, for new contracts, premiums, transfers or withdrawals.

We monitor the aggregate and individual limits on investments in Restricted Funds for each transaction (e.g. premium payments, reallocations, withdrawals, dollar cost averaging). If the contract value in the Restricted Funds has increased beyond the applicable limit due to market growth, we will not require the reallocation or withdrawal of contract value from the Restricted Funds. However, if the contract value in the Restricted Funds exceed the aggregate limit, if you take a withdrawal, it must come from either the Restricted Funds or pro-rata from all investment options in which contract value is allocated, so that the percentage of contract value in the Restricted Funds following the withdrawal is less than or equal to the percentage of contract value in the Restricted Funds prior to the withdrawal.

We will not permit a transfer to the Restricted Funds if it would increase the contract value in the Restricted Fund or in all Restricted Funds to more than the applicable limits set forth above. We will not limit transfers from Restricted Funds. If the multiple reallocations lower the percentage of total contract value in Restricted Funds, we will permit the reallocation even if the percentage of contract value in a Restricted Fund is greater than its limit.

Please see "Withdrawals" and "Transfers Among Your Investments (Excessive Trading Policy)" in this prospectus for more information on the effect of Restricted Funds.

Covered Funds, Special Funds and Excluded Funds
For purposes of determining death benefits and benefits under the optional benefit riders (but not the earnings multiplier benefit rider), we assign the investment options to one of three categories of funds. The categories are:

1) Covered Funds;
2) Special Funds; and
3) Excluded Funds.

Allocations to Covered Funds participate fully in all guaranteed benefits. Allocations to Special Funds could affect the death benefit and/or optional benefit rider guarantee that may otherwise be provided. Allocations to Excluded Funds do not participate in any guaranteed benefits, due to their potential for volatility. No investment options are currently designated as Excluded Funds.

Designation of investment options under these categories may vary by benefit. For example, we may designate an investment option a Special Fund for purposes of calculating a benefit under an optional benefit rider, but not a death benefit, or for calculating one death benefit and not another. We may, with 30 days notice to you, designate any investment option as a Special or Excluded Fund with respect to new premiums added to such investment option and also with respect to new transfers to such investment option.

CHARGES AND FEES

We deduct the Contract charges described below to compensate us for our costs and expenses, services provided and risks assumed under the Contracts. We incur certain costs and expenses for distributing and administering the Contracts, including compensation and expenses paid in connection with sales of the Contracts, for paying the benefits payable under the Contracts and for bearing various risks associated with the Contracts. Some of the charges are for optional riders, so they are only deducted if you elect to purchase the rider. The amount of a Contract charge will not always correspond to the actual costs associated with the charge. For example, the surrender charge collected may not fully cover all of the distribution expenses incurred by us with the service or benefits provided. If there are any profits from fees and charges deducted under the Contract, including the mortality and expense risk charge and rider and benefit charges, we may use such profits to finance the distribution of Contracts.

Charge Deduction Subaccount
You may elect to have all charges, except daily charges, against your contract value deducted directly from a single subaccount designated by the Company. Currently we use the Liquid Assets subaccount for this purpose. If you do not elect this option, or if the amount of the charges is greater than the amount in the designated subaccount, we will deduct the charges as discussed below. You may cancel this option at any time by sending notice to our Customer Service Center in a form satisfactory to us.

Charges Deducted from the Contract Value
We deduct the following charges from your contract value:

   Surrender Charge. We will deduct a contingent deferred sales charge (a "surrender charge") if you surrender your Contract or if you take a withdrawal in excess of the Free Withdrawal Amount during the 7-year period from the date we receive and accept a premium payment. We base the surrender charge on a percentage of each premium payment withdrawn. The surrender charge is based on the amount requested for withdrawal. The surrender charge is deducted from the contract value remaining after you have received the amount requested for withdrawal. This charge is intended to cover sales expenses that we have incurred. We may reduce or waive the surrender charge in certain situations. We will never charge more than the maximum surrender charges. The percentage of premium payments deducted at the time of surrender or excess withdrawal depends on the number of complete years that have elapsed since that premium payment was made. We determine the surrender charge as a percentage of each premium payment as follows:

Complete Years Elapsed Since Premium Payment	0	1	2	3	4	5	6	7+
Surrender Charge	7%	7%	6%	5%	4%	3%	1%	0%

   Waiver of Surrender Charge for Extended Medical Care. We will waive the surrender charge in most states in the following events: (i) you begin receiving qualified extended medical care on or after the first contract anniversary for at least 45 days during a 60-day period and we receive your request for the surrender or withdrawal, together with all required documentation at our Customer Service Center during the term of your care or within 90 days after the last day of your care; or (ii) you are first diagnosed by a qualified medical professional, on or after the first contract anniversary, as having a qualifying terminal illness. We have the right to require an examination by a physician of our choice. If we require such an examination, we will pay for it. You are required to send us satisfactory written proof of illness. See your Contract for more information. The waiver of surrender charge may not be available in all states.

Free Withdrawal Amount. The Free Withdrawal Amount in any contract year is 15% of your contract value on the date of withdrawal less any withdrawals during that contract year.

Surrender Charge for Excess Withdrawals. We will deduct a surrender charge for excess withdrawals, which may include a withdrawal you make to satisfy required minimum distribution requirements under the Internal Revenue Code of 1986, as amended (the "Tax Code"). We consider a withdrawal to be an excess withdrawal when the amount you withdraw in any contract year exceeds the Free Withdrawal Amount. When you are receiving systematic withdrawals, any combination of regular withdrawals and systematic withdrawals taken will be included in determining the amount of the excess withdrawal. Such a withdrawal will be considered a partial surrender of the Contract and we will impose a surrender charge and any associated premium tax. We will deduct such charges from the contract value in proportion to the contract value in each subaccount or Fixed Interest Allocation from which the excess withdrawal was taken. In instances where the excess withdrawal equals the entire contract value in such subaccounts or Fixed Interest Allocations, we will deduct charges proportionately from all other subaccounts and Fixed Interest Allocations in which you are invested. **Any withdrawal from a Fixed Interest Allocation more than 30 days before its maturity date will trigger a Market Value Adjustment.** See Appendix C for more information.

For the purpose of calculating the surrender charge for an excess withdrawal: (i) we treat premiums as being withdrawn on a first-in, first-out basis; and (ii) amounts withdrawn which are not considered an excess withdrawal are not considered a withdrawal of any premium payments. We have included an example of how this works in Appendix E. Although we treat premium payments as being withdrawn before earnings for purpose of calculating the surrender charge for excess withdrawals, the federal tax law treats earnings as withdrawn first.

Premium Taxes. We may charge for state and local premium taxes depending on your state of residence. These taxes can range from 0% to 3.5% of the premium payment. We have the right to change this amount to conform with changes in the law or if you change your state of residence.

We deduct the premium tax from your contract value (or from the MGIB Base, if exercised) on the annuity start date. However, some jurisdictions impose a premium tax at the time initial and additional premiums are paid, regardless of when the annuity payments begin. In those states we may defer collection of the premium taxes from your contract value and deduct it when you surrender the Contract, when you take an excess withdrawal or on the annuity start date.

Administrative Charge. We deduct an annual administrative charge on each Contract anniversary. If you surrender your Contract prior to a Contract anniversary, we deduct an administrative charge when we determine the cash surrender value payable to you. The charge is $40 per Contract. We waive this charge if your contract value is $100,000 or more at the end of a contract year or the total of your premium payments is $100,000 or more, or under other conditions established by ING USA. We deduct the charge proportionately from all subaccounts in which you are invested. If there is no contract value in those subaccounts, we will deduct the charge from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until the charge has been paid.

Transfer Charge. We currently do not deduct any charges for transfers made during a contract year. We have the right, however, to assess up to $25 for each transfer after the twelfth transfer in a contract year. The charge will not apply to any transfers due to the election of dollar cost averaging or automatic rebalancing.

Overnight Charge. You may elect to have a $20 overnight charge deducted from the net amount of a withdrawal you would like sent to you by overnight delivery service.

Redemption Fees. If applicable, we may deduct the amount of any redemption fees imposed by the underlying portfolios as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

Charges Deducted from the Subaccounts

Mortality and Expense Risk Charge. The amount of the mortality and expense risk charge depends on the death benefit you have elected and on the category of contract owner to which you belong. We deduct the charge each business day based on the assets you have in each subaccount. If there are any profits from the mortality and expense risk charge, we may use such profits to finance the distribution of contracts.

	Standard Death Benefit			Annual Ratchet Enhanced Death Benefit		7% Solution Enhanced Death Benefit		Max 7 Enhanced Death Benefit	
Annual Charge	Annual Charge Expressed as Daily Rate	Annual Charge	Annual Charge Expressed as Daily Rate	Annual Charge	Annual Charge Expressed as Daily Rate	Annual Charge	Annual Charge Expressed as Daily Rate		
1.15%	0.003169%	1.40%	0.003863%	1.50%	0.004141%	1.60%	0.004419%		

Asset-Based Administrative Charge. The amount of the asset-based administrative charge, on an annual basis, is equal to 0.15% of the assets you have in each subaccount. We deduct the charge from your assets in each subaccount on each business day at the rate of 0.000411% for each day since the previous business day.

Earnings Multiplier Benefit Charge. Subject to state availability, you may purchase the earnings multiplier benefit rider for a non-qualified Contract either at issue or on the next contract anniversary following the introduction of the benefit in your state, if later. So long as the rider is in effect, we will deduct a separate quarterly charge for the rider through a pro-rata reduction of the contract value of the subaccounts in which you are invested. If there is insufficient contract value in the subaccounts, we will deduct the charges from your Fixed Interest Allocations starting with the allocation nearest its maturity date. If that is insufficient, we will deduct the charge from the allocation next nearest its maturity date, and so on. We deduct the rider charge on each quarterly contract anniversary in arrears, meaning we deduct the first charge on the first quarterly anniversary following the rider date. If you surrender or annuitize your Contract, we will deduct a pro-rata portion of the charge for the current quarter based on the current contract value immediately prior to the surrender or annuitization. The quarterly charge for the earnings multiplier benefit rider is 0.08% (0.30% annually). For a description of the rider, see "Death Benefit Choices – Earnings Multiplier Benefit Rider."

Optional Rider Charges. In addition to the earnings multiplier benefit rider, subject to state availability, you may purchase one of three optional benefit riders. So long as the rider is in effect, we will deduct a separate quarterly charge for each optional benefit rider through a pro-rata reduction of the contract value of the subaccounts in which you are invested. If there is insufficient contract value in the subaccount, we will deduct the charges from your Fixed Interest Allocations nearest their maturity date. We deduct each rider charge on each quarterly contract anniversary in arrears, meaning we deduct the first charge on the first quarterly anniversary following the rider date. For a description of the riders and the defined terms used in connection with the riders, see "The Annuity Contract - Optional Riders."

Minimum Guaranteed Accumulation Benefit (MGAB). The charge for the MGAB rider is as follows:

Waiting Period	As an Annual Charge	As a Quarterly Charge
10 Year	0.65% of MGAB Charge Base	0.16% of the MGAB Charge Base
20 Year	0.65% of MGAB Charge Base	0.16% of the MGAB Charge Base

Minimum Guaranteed Income Benefit (MGIB). The charge for the MGIB rider is as follows:

MGIB Rate	As an Annual Charge	As a Quarterly Charge
7%	0.75% of the MGIB Charge Base	0.19% of the MGIB Charge Base

Minimum Guaranteed Withdrawal Benefit (MGWB). The annual charge for the MGWB rider is 0.65% (0.17% quarterly) of the original MGWB Eligible Payment Amount. When we calculate the MGWB rider charge, we do not reduce the Eligible Payment Amount by the amount of any withdrawals taken while the MGWB rider is in effect. We will deduct charges only during the period before your Contract's Automatic Periodic Benefit Status. If you surrender or annuitize your Contract, we will deduct a pro-rata portion of the charge for the current quarter based on the current quarterly charge rate and your original MGWB Eligible Payment Amount immediately prior to the surrender or annuitization.

Trust and Fund Expenses
As shown in the fund prospectuses and described in the "Fees Deducted by the Funds" section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The company may receive substantial revenue from each of the funds or the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining the contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.** You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, ING Investments, LLC or another company affiliate, generate the largest dollar amount of revenue for the company. Affiliated funds may also be subadvised by a company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the company. The company expects to make a profit from this revenue to the extent it exceeds the company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds.

The revenue received by the company from affiliated funds may be deducted from fund assets and may include:

- A share of the management fee;
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the company or a percentage of the fund's management fees.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue may be retained by the affiliated investment adviser and ultimately shared with the Company. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment advisor or the investment advisor's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The revenues received by the company or its affiliates from unaffiliated funds may be deducted from fund assets and may include:

- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund's prospectus. These additional payments may be used by us to finance distribution of the contract.

If the unaffiliated fund families currently offered through the contract that made payments to us were individually ranked according to the total amount they paid to the company or its affiliates in 2011, in connection with the registered annuity contracts issued by the company, that ranking would be as follows:

- BlackRock Variable Series Funds, Inc.

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the company or its affiliates in 2011, the affiliated funds would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for sales personnel and opportunity to host due diligence meetings for representatives and wholesalers.

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated funds as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds.

Please note that certain management personnel and other employees of the company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. For more information, please see "Other Contract Provisions – Selling the Contract."

THE ANNUITY CONTRACT

The Contract described in this prospectus is a deferred combination variable and fixed annuity contract. The Contract provides a means for you to invest in one or more of the available mutual fund portfolios of the Trusts and Funds through Separate Account B. It also provides a means for you to invest in a Fixed Interest Allocation. See below for more information.

Contract Date and Contract Year
The date the Contract became effective is the contract date. Each 12-month period following the contract date is a contract year.

Contract Owner
You are the contract owner. You have the rights and options described in the Contract. One or more persons may own the Contract. If there are multiple owners named, the age of the oldest owner will determine the applicable death benefit if such death benefit is available for multiple owners.

The death benefit becomes payable when you die. In the case of a sole contract owner who dies before the annuity start date, we will pay the beneficiary the death benefit then due. The sole contract owner's estate will be the beneficiary if no beneficiary has been designated or the beneficiary has predeceased the contract owner. In the case of a joint owner of the Contract dying before the annuity start date, we will designate the surviving contract owner as the beneficiary. This will override any previous beneficiary designation. See "Joint Owner" below.

Joint Owner
For non-qualified Contracts only, joint owners may be named in a written request before the Contract is in effect. Joint owners may independently exercise transfers and other transactions allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a joint owner end at death of that owner if the other joint owner survives. The entire interest of the deceased joint owner in the Contract will pass to the surviving joint owner and the death benefit will be payable. Joint owners may only select the Standard Death Benefit option. The earnings multiplier benefit rider is not available when there are joint owners.

Any addition or deletion of a joint owner is treated as a change of owner which may affect the amount of the death benefit. See "Change of Contract Owner or Beneficiary" below. If you have elected an Enhanced Death Benefit, and you add a joint owner after issue, the Enhanced Death Benefit from the date of change will end. If the older joint owner is attained age 85 or under, the Standard Death Benefit will apply. If the older joint owner is attained age 86 or over on the date of the ownership change, the death benefit will be the cash surrender value. The mortality and expense risk charge going forward will reflect the change in death benefit. If you elected the earnings multiplier benefit rider, it will terminate if you add a joint owner after issue. Note that returning a Contract to single owner status will not restore any Enhanced Death Benefit or the earnings multiplier benefit. Unless otherwise specified, the term "age" when used for joint owners shall mean the age of the oldest owner.

Annuity Start Date

The annuity start date is the date you start receiving annuity payments under your Contract. The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the annuity start date. The income phase begins when you start receiving regular annuity payments from your Contract on the annuity start date.

Annuitant

The annuitant is the person designated by you to be the measuring life in determining annuity payments. You are the annuitant unless you name another annuitant in the application. The annuitant's age determines when the income phase must begin and the amount of the annuity payments to be paid. The contract owner will receive the annuity benefits of the Contract if the annuitant is living on the annuity start date. You may not change the annuitant after the Contract is in effect.

If the contract owner is an individual, and the annuitant dies before the annuity start date and you have named a contingent annuitant, the contingent annuitant becomes the annuitant. If the annuitant dies before the annuity start date and there is no contingent annuitant, the contract owner will become the annuitant. In the event of joint owners, the youngest will be the contingent annuitant. The contract owner may designate a new annuitant within 60 days of the death of the annuitant. If the annuitant was the sole contract owner and there is no beneficiary designation, the annuitant's estate will be the beneficiary.

If the contract owner is not an individual, and the annuitant dies before the annuity start date, we will pay the designated beneficiary the death benefit then due. If a beneficiary has not been designated, or if there is no designated beneficiary living, the contract owner will be the beneficiary.

Regardless of whether a death benefit is payable, if the annuitant dies and any contract owner is not an individual, distribution rules under federal tax law will apply. You should consult your tax adviser for more information if the contract owner is not an individual.

Beneficiary

The beneficiary is named by you in a written request. The beneficiary is the person who receives any death benefit proceeds. The beneficiary may become the successor contract owner if the contract owner who is a spouse dies before the income phase start date. We pay death benefits to the primary beneficiary (unless there are joint owners, in which case death proceeds are payable to the surviving owner(s)).

If the beneficiary dies before the annuitant or the contract owner, we pay the death benefit proceeds to the contingent beneficiary, if any. If there is no surviving beneficiary, we pay the death benefit proceeds to the contract owner's estate.

One or more persons may be a beneficiary or contingent beneficiary. In the case of more than one beneficiary, we will assume any death benefit proceeds are to be paid in equal shares to the surviving beneficiaries, unless you indicate otherwise in writing.

Change of Contract Owner or Beneficiary

During the annuitant's lifetime, you may transfer ownership of a non-qualified Contract. A change in ownership may affect the amount of the death benefit, the guaranteed minimum death benefit and/or the death benefit option applied to the contract, the amount of the earnings multiplier benefit, if applicable, and the continuation of any other optional rider that you have elected. The new owner's age, as of the date of the change, will be used as the basis for determining the applicable benefits and charges. The new owner's death will determine when a death benefit is payable.

If you have elected the Standard Death Benefit option, the minimum guaranteed death benefit will continue if the new owner is age 85 or under on the date of the ownership change. For the Enhanced Death Benefit options, if the new owner is age 79 or under on the date that ownership changes, the minimum guaranteed death benefit will continue. If the new owner is age 80 to 85, the Enhanced Death Benefit will end, and the death benefit will become the Standard Death Benefit. For all death benefit options, 1) if the new owner's attained age is 86 or over on the date of the ownership change, or 2) if the new owner is not an individual (other than a trust for the benefit of the owner or annuitant), the death benefit will be the cash surrender value. The mortality and expense risk charge going forward will reflect the change in death benefit. Please note that once a death benefit has been changed due to a change in owner, a subsequent change to a younger owner will not restore any Enhanced Death Benefits.

If you have elected the earnings multiplier benefit rider, and the new owner is under age 76, the rider will continue. The benefit will be adjusted to reflect the attained age of the new owner as the issue age. We will use the Maximum Base and

Benefit Base percentages in effect on the original rider date to calculate the benefit. If the new owner is age 76 or over, the rider will terminate. If you have not elected the earnings multiplier benefit rider, the new owner may not add the rider upon the change of ownership. If you have elected another optional rider, the rider will terminate upon a change of ownership.

A change of owner likely has tax consequences. See "Federal Tax Considerations" in this prospectus.

You have the right to change beneficiaries during the annuitant's lifetime unless you have designated an irrevocable beneficiary. If you have designated an irrevocable beneficiary, you and the irrevocable beneficiary may have to act together to exercise some of the rights and options under the Contract. In the event of joint owners all must agree to change a beneficiary.

In the event of a death claim, we will honor the form of payment of the death benefit specified by the beneficiary to the extent permitted under Section 72(s) of the Tax Code. You may also restrict a beneficiary's right to elect an income phase payment option or receive a lump-sum payment. If so, such rights or options will not be available to the beneficiary.

All requests for changes must be in writing and submitted to our Customer Service Center. The change will be effective as of the day we receive the request. The change will not affect any payment made or action taken by us before recording the change.

Purchase and Availability of the Contract

Please note that this Contract is no longer available.

We will issue a Contract only if both the annuitant and the contract owner are age 85 or younger. The initial premium payment must be $10,000 or more ($1,500 for qualified Contracts). You may make additional payments of at least $500 or more ($50 for qualified Contracts) at any time after the free look period and up to the contract anniversary after your 85th birthday. Under certain circumstances, we may waive the minimum premium payment requirement. We may also change the minimum initial or additional premium requirements for certain group or sponsored arrangements. An initial or additional premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,500,000 requires our prior approval. The Contract may not be available to all ages through all broker dealers.

The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. You should not buy this Contract: (i) if you are looking for a short-term investment; (ii) if you cannot risk getting back less money than you put in; or (iii) if your assets are in a plan which provides for tax-deferral and you see no other reason to purchase this Contract. **When considering an investment in the Contract, you should consult with your investment professional about your financial goals, investment time horizon and risk tolerance.**

Replacing an existing insurance contract with this Contract may not be beneficial to you. Before purchasing the Contract, determine whether your existing contract will be subject to any fees or penalties upon surrender. Also, compare the fees, charges, coverage provisions and limitations, if any, of your existing contract with those of the Contract described in this prospectus.

IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other features and benefits including death benefits and the ability to receive a lifetime income. You should not purchase a qualified Contract unless you want these other features and benefits, taking into account their cost. See "Fees and Expenses" in this prospectus. **If you are considering an Enhanced Death Benefit Option and/or the Earnings Multiplier Benefit rider and your contract will be an IRA, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit" in this prospectus.**

We and our affiliates offer other variable products that may offer some of the same investment portfolios. These products have different benefits and charges, and may or may not better match your needs. If you are interested in learning more about these other products, contact our Customer Service Center or your registered representative.

Crediting of Premium Payments
We will process your initial premium within 2 business days after receipt, if the application and all information necessary for processing the Contract are complete. We will process subsequent premium payments within 1 business day if we receive all information necessary. In certain states we also accept initial and additional premium payments by wire order. Wire transmittals must be accompanied by sufficient electronically transmitted data. We may retain your initial premium payment for up to 5 business days while attempting to complete an incomplete application. If the application cannot be completed

within this period, we will inform you of the reasons for the delay. We will also return the premium payment immediately unless you direct us to hold the premium payment until the application is completed. If you choose to have us hold the premium payment, it will be held in a non-interest bearing account.

We will allocate your initial payment according to the instructions you specified. If a subaccount is not available or requested in error, we will make inquiry about a replacement subaccount. If we are unable to reach you or your representative within 5 days, we will consider the application incomplete. For initial premium payments designated for a subaccount of Separate Account B, we will credit the payment at the accumulation unit value next determined after we receive your premium payment and the completed application. Once the completed application is received, we will allocate the payment to the subaccounts of Separate Account B specified by you within 2 business days.

If your premium payment was transmitted by wire order from your broker/dealer, we will follow one of the following two procedures after we receive and accept the wire order and investment instructions. The procedure we follow depends on state availability and the procedures of your broker/dealer.

1) If either your state or broker/dealer do not permit us to issue a Contract without an application, we reserve the right to rescind the Contract if we do not receive and accept a properly completed application or enrollment form within 5 days of the premium payment. If we do not receive the application or form within 5 days of the premium payment, we will refund the contract value plus any charges we deducted, and the Contract will be voided. Some states require that we return the premium paid.

2) If your state and broker/dealer allow us to issue a Contract without an application, we will issue and mail the Contract to you or your representative, together with a Contract Acknowledgement and Delivery Statement for your execution. Until our Customer Service Center receives the executed Contract Acknowledgement and Delivery Statement, neither you nor the broker/dealer may execute any financial transactions on your Contract unless they are requested in writing by you. We may require additional information before complying with your request (e.g., signature guarantee).

We will ask about any missing information related to subsequent payments. We will allocate the subsequent payment(s) pro-rata according to the current variable subaccount allocation unless you specify otherwise. Any fixed allocation(s) will not be considered in the pro-rata calculations. If a subaccount is no longer available (including due to a fund purchase restriction) or requested in error, we will allocate the subsequent payment(s) proportionally among the other subaccount(s) in your current allocation. For any subsequent premium payments, we will credit the payment designated for a subaccount of Separate Account B at the accumulation unit value next determined after receipt of your premium payment and instructions.

Once we allocate your premium payment to the subaccounts selected by you, we convert the premium payment into accumulation units. We divide the amount of the premium payment allocated to a particular subaccount by the value of an accumulation unit for the subaccount to determine the number of accumulation units of the subaccount to be held in Separate Account B with respect to your Contract. The net investment results of each subaccount vary with its investment performance.

In some states, we may require that an initial premium designated for a subaccount of Separate Account B or the Fixed Account be allocated to a subaccount specially designated by the Company (currently, the Liquid Assets subaccount) during the free look period. After the free look period, we will convert your contract value (your initial premium plus any earnings less any expenses) into accumulation units of the subaccounts you previously selected. The accumulation units will be allocated based on the accumulation unit value next computed for each subaccount. Initial premiums designated for Fixed Interest Allocations will be allocated to a Fixed Interest Allocation with the guaranteed interest period you have chosen; however, in the future we may allocate the premiums to the specially designated subaccount during the free look period.

Anti-Money Laundering
In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000.00, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment and not issuing the Contract.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Administrative Procedures
We may accept a request for Contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the contract value next determined only after you have met all administrative requirements. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions (for example, a facsimile withdrawal request form), even if appropriate identifying information is provided.

Contract Value
We determine your contract value on a daily basis beginning on the contract date. Your contract value is the sum of (i) the contract value in the Fixed Interest Allocations, and (ii) the contract value in each subaccount in which you are invested.

    Contract Value in Fixed Interest Allocations. The contract value in your Fixed Interest Allocation is the sum of premium payments allocated to the Fixed Interest Allocation under the Contract, plus contract value transferred to the Fixed Interest Allocation, plus credited interest, minus any transfers and withdrawals from the Fixed Interest Allocation (including any Market Value Adjustment applied to such withdrawal), contract fees (including, in some cases, fees for optional benefit riders) and premium taxes.

    Contract Value in the Subaccounts. On the contract date, the contract value in the subaccount in which you are invested is equal to the initial premium paid and designated to be allocated to the subaccount. On the contract date, we allocate your contract value to each subaccount and/or a Fixed Interest Allocation specified by you, unless the Contract is issued in a state that requires the return of premium payments during the free look period, in which case, the portion of your initial premium not allocated to a Fixed Interest Allocation may be allocated to a subaccount specially designated by the Company during the free look period for this purpose (currently, the Liquid Assets subaccount).

On each business day after the contract date, we calculate the amount of contract value in each subaccount as follows:

1) We take the contract value in the subaccount at the end of the preceding business day.
2) We multiply (1) by the subaccount's Net Rate of Return since the preceding business day.
3) We add (1) and (2).
4) We add to (3) any additional premium payments, and then add or subtract any transfers to or from that subaccount.
5) We subtract from (4) any withdrawals and any related charges, and then subtract any contract fees (including any rider charges) and premium taxes.

Cash Surrender Value
The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value will fluctuate daily based on the investment results of the subaccounts in which you are invested and interest credited to Fixed Interest Allocations and any Market Value Adjustment. See Appendix C and the Fixed Account I prospectus for a description of the calculation of cash surrender value under any Fixed Interest Allocation. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your contract value, adjust for any Market Value Adjustment, and then we deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee (unless waived), any optional benefit rider charge, and any other charges incurred but not yet deducted.

Surrendering to Receive the Cash Surrender Value. You may surrender the Contract at any time while the annuitant is living and before the annuity start date. A surrender is effective on the date we receive your written request and the Contract at our Customer Service Center. After we receive all paperwork required for us to process your surrender, we will determine and pay the cash surrender value at the price next determined. Once paid, all benefits under the Contract will terminate. For administrative purposes, we will transfer your money to a specially designated subaccount (currently the Liquid Assets subaccount) prior to processing the surrender. This transfer will have no effect on your cash surrender value. You may receive the cash surrender value in a single sum payment or apply it under one or more annuity options. We will usually pay the cash surrender value within 7 days.

Consult your tax adviser regarding the tax consequences associated with surrendering your Contract. A surrender made before you reach age 59½ may result in a 10% tax penalty. See "Federal Tax Considerations" for more details.

Addition, Deletion or Substitution of Subaccounts and Other Changes

We may make additional subaccounts available to you under the Contract. These subaccounts will invest in investment portfolios we find suitable for your Contract. We may also withdraw or substitute investment portfolios, subject to the conditions in your Contract and compliance with regulatory requirements.

We may amend the Contract to conform to applicable laws or governmental regulations. If we feel that investment in any of the investment portfolios has become inappropriate to the purposes of the Contract, we may, with approval of the SEC (and any other regulatory agency, if required) combine two or more accounts or substitute another portfolio for existing and future investments. If you elected the dollar cost averaging, systematic withdrawals or automatic rebalancing programs, or if you have other outstanding instructions and we substitute or otherwise eliminate a portfolio subject to those instructions, we will execute your instructions using the substituted or proposed replacement portfolio, unless you request otherwise. The substitute or proposed replacement portfolio may have higher fees and charges than any portfolio it replaces.

We reserve the right to: (i) deregister Separate Account B under the 1940 Act; (ii) operate Separate Account B as a management company under the 1940 Act if it is operating as a unit investment trust; (iii) operate Separate Account B as a unit investment trust under the 1940 Act if it is operating as a managed separate account; (iv) restrict or eliminate any voting rights as to Separate Account B; and (v) combine Separate Account B with other accounts.

We will provide you with written notice before we make any of these changes.

Fixed Interest Allocation (The Fixed Account or Fixed Interest Division)

The Fixed Account is a segregated asset account which contains the assets that support a contract owner's Fixed Interest Allocations. See Appendix C and the Fixed Account I prospectus for more information. In the event the Fixed Account is not available in your state, then the Fixed Interest Allocation is the Fixed Interest Division. Accordingly, see Appendix D, instead, for more information. To obtain a copy of the Fixed Account I prospectus, write to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the SEC's website (http://www.sec.gov). The Offering Brochure for the Fixed Interest Division is also available by contacting our Customer Service Center.

Optional Riders

Subject to state availability, you may elect one of the three optional benefit riders discussed below. **You may add only one of these three riders to your Contract. Each rider has a separate charge.** Once elected, the riders generally may not be cancelled. You may not remove the rider and charges will be assessed regardless of the performance of your Contract. Please see "Charges and Fees — Optional Rider Charges" for information on rider charges.

The optional riders may not be available for all investors. You should analyze each rider thoroughly and understand it completely before you select one. The optional riders do not guarantee any return of principal or premium payments and do not guarantee performance of any specific investment portfolio under the contract. You should consult a qualified financial adviser in evaluating the riders.

The optional riders may not be approved in all states. Check with our Customer Service Center for availability in your state. The telephone number is (800) 366-0066.

Rider Date. The rider date is the date an optional benefit rider becomes effective. The rider date is also the contract date if you purchase the rider when the Contract is issued.

No Cancellation. Once you purchase a rider, you may not cancel it unless you cancel the Contract during the Contract's free look period, surrender, annuitize or otherwise terminate the Contract. These events automatically cancel any rider. Once the

Contract continues beyond the free look period, you may not cancel the rider. The Company may, at its discretion, cancel and/or replace a rider at your request in order to renew or reset a rider.

Termination. The optional riders are "living benefits," which means the guaranteed benefits offered by the riders are intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional riders automatically terminate if you:

- annuitize, surrender or otherwise terminate your Contract during the accumulation phase; or
- die during the accumulation phase (first owner to die if there are multiple contract owners, or at death of annuitant if contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

The optional riders will also terminate if there is a change in contract ownership (other than a spousal beneficiary continuation on your death). Other circumstances which may cause a particular optional rider to terminate automatically are discussed below with each rider.

Minimum Guaranteed Accumulation Benefit Rider (MGAB). The MGAB rider is an optional benefit which provides you with an MGAB intended to guarantee a minimum contract value at the end of a specified waiting period. Only premiums added to your Contract during the first two-year period after your rider date are included in the MGAB Base. Any additional premium payments added after the second rider anniversary are not included in the MGAB Base. Thus, the MGAB rider may not be appropriate for you if you plan to add substantial premium payments after your second rider anniversary.

The MGAB is a one-time adjustment to your contract value if your contract value on the MGAB Date is less than the MGAB Base. The MGAB Date is the next business day after the applicable waiting period. We calculate your Minimum Guaranteed Accumulation Benefit on this date. The MGAB rider may offer you protection if your Contract loses value during the MGAB waiting period. For a discussion of the charges we deduct under the MGAB rider, see "Charges and Fees – Optional Rider Charges."

The MGAB rider offers a ten-year option and a twenty-year option, of which you may purchase only one. The ten-year option has a waiting period of ten years and, other than for allocations to Excluded Funds and certain transfers, guarantees that your contract value at the end of ten years will at least equal your initial premium payment, reduced pro-rata for withdrawals. Transfers made within 3 years prior to the MGAB Date will also reduce the MGAB Base pro-rata. The 20-year option has a waiting period of 20 years and, other than allocations to Special Funds or Excluded Funds, guarantees that your contract value at the end of 20 years will at least equal two times your initial premium payment, reduced pro-rata for withdrawals and reduced for transfers made within 3 years prior to the MGAB Date. If you add the 20-year option rider after the contract date, any payment of premiums after the rider date, and/or investments in the Special Funds or Excluded Funds, may prevent the MGAB Base from doubling over the waiting period.

   Calculating the MGAB. We calculate your MGAB as follows:

   1) **We first determine your MGAB Base.** The MGAB Base is only a calculation used to determine the MGAB. It does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It is also not used in determining the amount of your annuity income, cash surrender value and death benefits.

       The MGAB Base is tracked separately for Covered, Special and Excluded Funds, based on the initial allocation of premium (or contract value), subsequently allocated eligible premiums, withdrawals and transfers. Contract value is used as the initial value if the rider is added after the contract date. The aggregate MGAB Base is used to determine the MGAB on the MGAB Date. The aggregate MGAB Base equals the sum of:

       (a) the MGAB Base allocated to Covered Funds;
       (b) the MGAB Base allocated to Special Funds; and
       (c) the **lesser of** the contract value allocated to Excluded Funds or MGAB Base allocated to Excluded Funds.

       No investment options are currently designated as Special Funds for the 10-year MGAB. The following investment options are designated as Special Funds for the twenty-year MGAB: the ING Liquid Assets Portfolio; the ING Intermediate Bond Portfolio; and the Fixed Interest Allocation.

           For Contracts issued prior to May 1, 2003, the ING Intermediate Bond Portfolio is not designated as a Special Fund.

The ProFunds VP Rising Rates Opportunities Portfolio is also a Special Fund, but closed to new allocations effective April 30, 2007.

For Contracts issued prior to September 2, 2003, the ProFunds VP Rising Rates Opportunity Portfolio is not designated as a Special Fund.

No investment options are currently designated as Excluded Funds.

The MGAB Base for both the Covered Funds and the Excluded Funds equals the allocated eligible premiums, adjusted for subsequent withdrawals and transfers, accumulated until the MGAB Date at 0% for the 10-year MGAB and 3.53% for the 20-year MGAB.

The MGAB Base for Special Funds equals the allocated eligible premiums, adjusted for subsequent withdrawals and transfers. There is no accumulation of MGAB Base for Special Funds for either the 10-year or 20-year MGAB.

If you purchased the MGAB optional benefit rider after the contract date, your MGAB Base equals your allocated contract value, plus premiums added during the two-year period after your rider date, accumulated at the appropriate MGAB rate described above, and adjusted for withdrawals and transfers.

We use the MGAB Charge Base to determine the periodic MGAB rider charges. The MGAB Charge Base equals the eligible premiums, adjusted for subsequent withdrawals and transfers, as allocated by fund category. The MGAB Charge Base is tracked separately for Covered, Special and Excluded Funds, and separate rates may apply to each. Currently, the same deduction method and rate apply to all categories.

Withdrawals reduce the MGAB Base and MGAB Charge Base on a pro-rata basis. The percentage reduction in the MGAB Base and MGAB Charge Base for each Fund category (i.e. Covered, Special or Excluded) equals the percentage reduction in contract value in that Fund category resulting from the withdrawal.

Net Transfers from Covered Funds or Special Funds to Excluded Funds reduce the MGAB Base and MGAB Charge Base allocated to Covered Funds or Special Funds on a pro-rata basis. Any resulting increase in MGAB Base and MGAB Charge Base allocated to Excluded Funds will equal the reduction in the MGAB Base and MGAB Charge Base allocated to Covered Funds or Special Funds. There will be no such increase if the transfer occurs within 3 years of the MGAB Date.

Net Transfers from Excluded Funds to other funds reduce the MGAB Base and MGAB Charge Base allocated to Excluded Funds on a pro-rata basis. The resulting increase in MGAB Base and MGAB Charge Base allocated to other funds will equal the **lesser of** the contract value transferred and the change in the MGAB Base and MGAB Charge Base allocated to Excluded Funds. There will be no such increase if the transfer occurs within 3 years of the MGAB Date.

Any transfer within 3 years of the MGAB Date (regardless of the funds involved) reduces the MGAB Base and MGAB Charge Base for Covered, Special or Excluded Funds, as applicable, on a pro-rata basis, based on the percentage of contract value transferred, without any corresponding increase.

2) **We then subtract your contract value on the MGAB Date from your aggregate MGAB Base.** The contract value that we subtract includes both the contract value in the subaccounts in which you are invested and the contract value in your Fixed Interest Allocations, if any.

3) **Any positive difference is your MGAB.** If there is a MGAB, we will automatically credit it on the MGAB Date to the subaccounts in which you are invested pro-rata based on the proportion of your contract value in the subaccounts on that date. If you do not have an investment in any subaccount on the MGAB Date, we will allocate the MGAB to the Liquid Assets subaccount on your behalf. After we credit the MGAB, the amount of your annuity income, cash surrender value and death benefits will reflect the crediting of the MGAB to your contract value to the extent the contract value is used to determine such value.

Purchase. To purchase the MGAB rider, you must be age 80 or younger on the rider date if you choose the ten-year option and age 65 or younger on the rider date if you choose the 20-year option. The waiting period must end at or before your

annuity start date. The MGAB rider may be purchased (i) on the contract date, and (ii) within 30 days following the contract date. For contracts issued more than 30 days before the date this rider first became available in your state, the Company may in its discretion allow purchase of this rider during the 30-day period preceding the first contract anniversary after the date of this prospectus, or the date of state approval, whichever is later.

The MGAB Date. If you purchased the MGAB rider on the contract date or added the MGAB rider within 30 days following the contract date, the MGAB Date is your 10th contract anniversary for the 10-year option or 20th contract anniversary for the 20-year option. If you added the MGAB rider during the 30-day period preceding your first contract anniversary after the date of this prospectus, your MGAB Date will be the first contract anniversary occurring after 10 years (for the 10-year option) or 20 years (for the 20-year option) after the rider date. The MGAB rider is not available if the MGAB Date would fall beyond the latest annuity start date.

Cancellation. If you elected the 20-year option, you have a one-time right to cancel the MGAB rider on your first contract anniversary that is at least 10 years after the rider date. If you purchased the MGAB rider during the 30-day period following the contract date, your one-time right to cancel the rider occurs on the tenth anniversary of your contract date. To cancel, you need to send written notice to our Customer Service Center at least 30 days before such anniversary date. If you terminate the MGAB rider before the MGAB Date, we will not credit you with the MGAB and we will assess the pro-rata portion of the MGAB rider charge for the current quarter.

Notification. We will report any crediting of the MGAB in your first quarterly statement following the MGAB Date.

Minimum Guaranteed Income Benefit Rider (MGIB). The MGIB rider is an optional benefit which guarantees a minimum amount of annuity income will be available to you if you annuitize on the MGIB Date, regardless of fluctuating market conditions. The amount of the Minimum Guaranteed Income Benefit will depend on the amount of premiums you pay during the five contract years after you purchase the rider, the amount of contract value you allocate or transfer to Special Funds or Excluded Funds, the MGIB Rate, the adjustment for Special Fund or Excluded Fund transfers, and any withdrawals you take while the rider is in effect. Thus, investing in Special Funds or Excluded Funds may limit the MGIB.

The following investment options are designated as Special Funds for purposes of calculating the MGIB: the ING Liquid Assets Portfolio, the ING Intermediate Bond Portfolio, and the Fixed Interest Allocation.

> For contracts issued prior to May 1, 2003, the ING Intermediate Bond Portfolio is not designated as a Special Fund.

> The ProFunds VP Rising Rates Opportunities Portfolio is also a Special Fund, but closed to new allocations effective April 30, 2007.

> For contracts issued prior to September 2, 2003, the ProFunds VP Rising Rates Opportunity Portfolio is not designated as a Special Fund.

No investment options are currently designated as Excluded Funds.

The MGIB Rate is currently 7%. We may, at our discretion, discontinue offering this rate. The MGIB Rate is an annual effective rate.

For a discussion of the charges we deduct under the MGIB rider, see "Charges and Fees — Optional Rider Charges."

Ordinarily, the amount of income that will be available to you on the annuity start date is based on your contract value, the annuity option you selected and the guaranteed or the income factors in effect on the date you annuitize. If you purchase the MGIB rider, the amount of income that will be available to you upon annuitization on the MGIB Date is the greatest of:

1) your annuity income based on your contract value adjusted for any Market Value Adjustment (see Appendix C) on the MGIB Date applied to the guaranteed income factors specified in your Contract for the annuity option you selected;
2) your annuity income based on your contract value adjusted for any Market Value Adjustment (see Appendix C) on the MGIB Date applied to the then-current income factors in effect for the annuity option you selected; or
3) the MGIB annuity income based on your MGIB Base on the MGIB Date applied to the MGIB income factors specified in your rider for the MGIB annuity option you selected. Prior to applying the MGIB income factors, we will adjust the MGIB Base for any surrender charge, premium tax recovery and Market Value Adjustment (see Appendix C) that would otherwise apply at annuitization.

The guaranteed factors contained in the MGIB rider generally provide lower payout per $1,000 of value applied than the guaranteed factors found in your Contract.

The MGIB Benefit Base is only a calculation used to determine the MGIB annuity income. The MGIB Benefit Base does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It is also not used in determining the amount of your cash surrender value and death benefits. Any reset of contract value under provisions of the Contract or other riders will not increase the MGIB Benefit Base or Maximum MGIB Base.

The MGIB Benefit Base is tracked separately for Covered, Special and Excluded Funds, based on initial allocation of eligible premium (or contract value), and subsequently allocated eligible premiums, withdrawals and transfers. Contract value is used as the initial value if the rider is added after the contract date.

Prior to your latest annuity start date, you may choose to exercise your right to receive payments under the MGIB rider. Payments under the rider begin on the MGIB Date. We require a 10-year waiting period before you can annuitize the MGIB rider benefit. The MGIB must be exercised in the 30-day period prior to the end of the waiting period or any subsequent contract anniversary. At your request, the Company may in its discretion extend the latest contract annuity start date without extending the MGIB Date.

Determining the MGIB Charge Base: The MGIB Charge Base is the greater of the MGIB Rollup Base and the MGIB Ratchet Base.

1) The MGIB Rollup Base is equal to the lesser of the Maximum MGIB Base and the sum of (a), (b) and (c) where:

    (a) is the MGIB Rollup Base for Covered Funds;
    (b) is the MGIB Rollup Base for Special Funds;
    (c) is the MGIB Rollup Base for Excluded Funds; and

2) The MGIB Ratchet Base is equal to the sum of (a) and (b) where:

    (a) is the MGIB Ratchet Base for Covered and Special Funds; and
    (b) is the MGIB Ratchet Base for Excluded Funds.

Determining the MGIB Annuity Income. On the MGIB Date, we calculate your MGIB annuity income as follows:

1) **We first determine your MGIB Benefit Base:** The MGIB Benefit Base is equal to the greater of the MGIB Rollup Benefit Base and the MGIB Ratchet Benefit Base.

    a) **Calculation of MGIB Rollup Benefit Base**

       The MGIB Rollup Base is equal to the lesser of the Maximum MGIB Base and the sum of (a), (b) and (c) where:

       (a) is the MGIB Rollup Base for Covered Funds;
       (b) is the MGIB Rollup Base for Special Funds;
       (c) is the contract value allocated to Excluded Funds;

       The Maximum MGIB Base applicable to the MGIB Rollup Base is 300% of eligible premiums adjusted pro-rata for withdrawals. This means that the Maximum MGIB Base is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value. The Maximum MGIB Base is not allocated by Fund category.

       The MGIB Rollup Base allocated to Covered Funds equals the eligible premiums allocated to Covered Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect, accumulated at the MGIB Rollup Rate to the earlier of the oldest owner reaching age 80 and the MGIB Rollup Benefit Base reaching the Maximum MGIB Base, and at 0% thereafter.

       The MGIB Rollup Base allocated to Special Funds equals the eligible premiums allocated to Special Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect. The MGIB Rate does not apply to the MGIB Rollup Base allocated to Special Funds, so the MGIB Rollup Base Allocated to Special Funds does not accumulate.

The MGIB Rollup Base allocated to Excluded Funds equals the eligible premiums allocated to Excluded Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect, accumulated at the MGIB Rate to the earlier of the oldest owner reaching age 80 and the MGIB Rollup Benefit Base reaching the Maximum MGIB Base, and at 0% thereafter. **The MGIB Rollup Base allocated to Excluded Funds is used only for transfer adjustments and rider charges. It is not included in the MGIB Rollup Base used to determine benefits.**

Eligible premiums are those added more than 5 years before the earliest MGIB Benefit Date. Premiums paid after that are excluded from the MGIB Rollup Base.

The MGIB Rollup Rate is currently 7%. We may, at our discretion, discontinue offering this rate. The MGIB Rollup Rate is an annual effective rate.

Withdrawals reduce the MGIB Rollup Base on a pro-rata basis. The percentage reduction in the MGIB Rollup Base for each Fund category (i.e. Covered, Special or Excluded) equals the percentage reduction in contract value in that Fund category resulting from the withdrawal. For example, the value of the MGIB Rollup Base in Covered Funds after a withdrawal from one or more Covered Funds equals the value of the MGIB Rollup Base in Covered Funds before the withdrawal times the contract value in Covered Funds after the withdrawal divided by the contract value in Covered Funds before the withdrawal.

Net transfers from Covered Funds will reduce the MGIB Rollup Base allocated to Covered Funds on a pro-rata basis. The resulting increase in the MGIB Rollup Base allocated to Special or Excluded Funds, as applicable, will equal the reduction in the MGIB Rollup Base allocated to Covered Funds.

Net transfers from Special Funds will reduce the MGIB Rollup Base allocated to Special Funds on a pro-rata basis. The resulting increase in the MGIB Rollup Base allocated to Covered or Excluded Funds, as applicable, will equal the reduction in the MGIB Rollup Base allocated to Special Funds.

Net transfers from Excluded Funds will reduce the MGIB Rollup Base allocated to Excluded Funds on a pro-rata basis. The resulting increase in the MGIB Rollup Base allocated to Covered or Special Funds, as applicable, will equal the lesser of the net contract value transferred and the change in the MGIB Rollup Base allocated to Excluded Funds.

b) **Calculation of MGIB Ratchet Benefit Base**

The MGIB Ratchet Benefit Base is equal to the sum of (a) and (b) where:

(a) is the MGIB Ratchet Base for Covered Funds and Special Funds; and
(b) is the contract value for Excluded Funds.

The MGIB Ratchet Base for Covered Funds, Special Funds and Excluded Funds equals:

- on the rider date, eligible premiums, or the contract value, if applicable, allocated to Covered Funds, Special Funds and Excluded Funds;

- on each "quarterly anniversary date" prior to attainment of age 90, the MGIB Ratchet Base for Covered Funds, Special Funds and Excluded Funds is set equal to the greater of:

  (1) the current contract value allocated to Covered Funds, Special Funds and Excluded Funds (after any deductions occurring on that date); and
  (2) the MGIB Ratchet Base for Covered Funds, Special Funds and Excluded Funds from the most recent prior quarterly anniversary date, adjusted for any new eligible premiums and withdrawals attributable to Covered Funds, Special Funds or Excluded Funds, and transfers.

- at other times, the MGIB Ratchet Base for Covered Funds, Special Funds or Excluded Funds is the MGIB Ratchet Base from the prior quarterly anniversary date, adjusted for subsequent eligible premiums and withdrawals attributable to Covered Funds, Special Funds or Excluded Funds, and transfers.

The MGIB Ratchet Base allocated to Excluded Funds is used only for transfer adjustments and rider charges. It is not included in the MGIB Ratchet Benefit Base used to determine benefits.

Effect of Transfers on MGIB Ratchet Base:

Net transfers from Covered or Special Funds to Excluded Funds will reduce the MGIB Ratchet Base allocated to Covered and Special Funds on a pro-rata basis. The resulting increase in the MGIB Ratchet Base allocated to Excluded Funds will equal the reduction in the MGIB Ratchet Base allocated to Covered and Special Funds.

Net transfers from Excluded Funds to Covered or Special Funds will reduce the MGIB Ratchet Base allocated to Excluded Funds on a pro-rata basis. The resulting increase in the MGIB Ratchet Base allocated to Covered and Special Funds will equal the lesser of the net contract value transferred and the change in the MGIB Ratchet Base allocated to Excluded Funds.

A "quarterly anniversary date" is the date three months from the contract date that falls on the same date in the month as the contract date. For example, if the contract date is February 12, the quarterly anniversary date is May 12. If there is no corresponding date in the month, the quarterly anniversary date will be the last date of such month. If the quarterly anniversary date falls on a weekend or holiday, we will use the value as of the subsequent business day.

2) **Then we determine the MGIB annuity income by multiplying your MGIB Benefit Base (adjusted for any Market Value Adjustment, surrender charge and premium taxes) by the income factor, and then divide by $1,000.**

MGIB Income Options
The following are the MGIB Income Options available under the MGIB Rider:

a) Income for Life (Single Life or Joint with 100% Survivor) and 10-20 year certain;
b) Income for a 20-30 year period certain;
c) Any other income plan offered by the Company in conjunction with the MGIB rider on the MGIB Benefit Date.

You may elect to have payments under MGIB Income Options (a) and (b) increase annually at 1%, 2% or 3%.

Once during the life of the Contract, you have the option to elect to apply up to 50% of the MGIB Benefit Base to one of the MGIB Income Options available under the Rider. This option may only be exercised on a contract anniversary at or after the end of the waiting period. The portion of the MGIB Benefit Base so applied will be used to determine the MGIB income, as is otherwise described in the prospectus. The Contract Value will be reduced on a pro-rata basis. Any subsequent exercise of your right to receive payments under the MGIB rider must be for 100% of the remaining value. The exercise of this partial annuitization of the MGIB Benefit Base does not affect your right to annuitize under the Contract without regard to the rider. The amount applied to the partial annuitization will be treated as a withdrawal for purposes of adjusting contract and rider values.

Purchase. The MGIB rider is no longer available for purchase, including purchase by owners of existing Contracts. Previously, you must have been age 75 or younger on the rider date and the ten-year waiting period must end at or prior to the latest annuity start date to purchase the MGIB rider. The MGIB rider must have been purchased (i) on the contract date, or (ii) within 30 days after the contract date. Previously, the Company in its discretion could allow the purchase after the contract. **There is a ten-year waiting period before you can annuitize under the MGIB rider.** If you purchased this rider prior to August 21, 2006, the features and benefits of your rider may differ from those described below, please refer to your contract for more details.

The MGIB Date. If you purchased the MGIB rider on the contract date or added the MGIB rider within 30 days following the contract date, the MGIB Date is the contract anniversary on or after the tenth contract anniversary when you decide to exercise your right to annuitize under the MGIB rider. If you added the MGIB rider at any other time, your MGIB Date is the contract anniversary at least 10 years after the rider date when you decide to exercise your right to annuitize under the MGIB rider.

No Change of Annuitant. Once you purchase the MGIB rider, the annuitant may not be changed except for the following exception. If an annuitant who is not a contract owner dies prior to annuitization, a new annuitant may be named in accordance with the provisions of your Contract. The MGIB Base is unaffected and continues to accumulate.

Notification. On or about 30 days prior to the MGIB Date, we will provide you with notification which will include an estimate of the amount of MGIB annuity benefit available if you choose to exercise it. We will determine the actual amount of the MGIB annuity benefit as of the MGIB Date.

The MGIB rider does not restrict or limit your right to annuitize the Contract at any time permitted under the Contract. The MGIB rider does not restrict your right to annuitize the Contract using contract values that may be higher than the MGIB annuity benefit.

The benefits associated with the MGIB rider are available only if you annuitize your Contract under the rider and in accordance with the provisions set forth above. Annuitizing using the MGIB may result in a more favorable stream of income payments, and different tax consequences, under your Contract. Because the MGIB rider is based on conservative actuarial factors, the level of lifetime income that it guarantees may be less than the level that might be provided by the application of your Contract value to the Contract's applicable annuity factors. You should consider all of your options at the time you begin the income phase of your Contract.

Minimum Guaranteed Withdrawal Benefit Rider (MGWB). The MGWB rider, marketed under the name, ING PrincipalGuard Withdrawal Benefit, is an optional benefit which guarantees that if your contract value is reduced to zero you will receive periodic payments equal to all premium payments paid during the first two contract years (Eligible Payment Amount) adjusted for any prior withdrawals. To maintain this guarantee, withdrawals in any contract year may not exceed 7% of your adjusted Eligible Payment Amount. If your contract value is reduced to zero, your periodic payments will be 7% of your Eligible Payment Amount every year. Payments continue until your MGWB Withdrawal Account is reduced to zero. For a discussion of the charges we deduct under the MGWB rider, see "Charges and Fees — Optional Rider Charges." Each payment you receive under the MGWB rider will be taxed as a withdrawal and may be subject to a penalty tax. See "Withdrawals" and "Federal Tax Considerations" for more information. Your original Eligible Payment Amount depends on when you purchase the MGWB rider and equals:

1) your premium payments received during the first two contract years, if you purchased the MGWB rider on the contract date;
2) otherwise, your contract value on the rider date, including any premiums received that day, and any subsequent premium payments received during the two-year period commencing on the rider date.

The MGWB Withdrawal Account. The MGWB Withdrawal Account is only a calculation which represents the remaining amount available for periodic payments under the MGWB rider. It does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It will not affect your annuitization, surrender and death benefits.

The MGWB Withdrawal Account is equal to the Eligible Payment Amount, tracked separately for Covered and Excluded Funds, adjusted for any withdrawals and transfers between Covered and Excluded Funds. **The MGWB Withdrawal Account equals the sum of (a) the MGWB Withdrawal Account allocated to Covered Funds, and (b) the lesser of (i) the MGWB Withdrawal Account allocated to Excluded Funds and (ii) the contract value in Excluded Funds. Thus, investing in the Excluded Funds may limit the MGWB Withdrawal Account.**

No investment options are currently designated as Excluded Funds for the Minimum Guaranteed Withdrawal Benefit.

Withdrawals of up to 7% per year of the Eligible Payment Amount will reduce the value of your MGWB Withdrawal Account by the dollar amount of the withdrawal for Covered Funds and pro-rata for Excluded Funds, based on the source of the withdrawal. Any withdrawals greater than the 7% per year of the Eligible Payment Amount will cause a reduction in the MGWB Withdrawal Account of the Covered and Excluded Funds, by the proportion that the withdrawal bears to the contract value in Covered and Excluded Funds, respectively, at the time of the withdrawal. If a single withdrawal involves both Covered and Excluded Funds and exceeds 7%, the withdrawal will be treated as taken first from Covered Funds. Any withdrawals greater than 7% per year of the Eligible Payment Amount will also cause a reduction in the Eligible Payment Amount by the proportion that the withdrawal bears to the contract value at the time of the withdrawal. Once your contract value is zero, any periodic payments paid under the MGWB rider also reduce the MGWB Withdrawal Account. If a withdrawal reduces the MGWB Withdrawal Account to zero, the MGWB rider terminates and no further benefits are payable under the rider.

Net transfers from Covered Funds to Excluded Funds will reduce the MGWB Withdrawal Account allocated to Covered Funds on a pro-rata basis. The resulting increase in the MGWB Withdrawal Account allocated to Excluded Funds equals the reduction in the MGWB Withdrawal Account for Covered Funds.

Net transfers from Excluded Funds to Covered Funds will reduce the MGWB Withdrawal Account allocated to Excluded Funds on a pro-rata basis. The resulting increase in the MGWB Withdrawal Account allocated to Covered Funds will equal the lesser of the reduction in the MGWB Withdrawal Account for Excluded Funds or the net contract value transferred.

Guaranteed Withdrawal Status. You may continue to make withdrawals in any amount permitted under your Contract so long as your contract value is greater than zero. See "Withdrawals." However, making any withdrawals in any year greater than 7% per year of the Eligible Payment Amount will reduce the Eligible Payment Amount for future withdrawals and payments under the MGWB rider by the proportion that the withdrawal bears to the contract value at the time of the withdrawal. The MGWB rider will remain in force and you may continue to make withdrawals each year so long as:

1) your contract value is greater than zero;
2) your MGWB Withdrawal Account is greater than zero;
3) you have not reached your latest allowable annuity start date;
4) you have not elected to annuitize your Contract; and
5) you have not died (unless your spouse has elected to continue the contract), changed the ownership of the Contract or surrendered the Contract.

The standard Contract provision limiting withdrawals to no more than 90% of the cash surrender value is not applicable under the MGWB rider.

Automatic Periodic Benefit Status. Under the MGWB rider, in the event your contract value is reduced to zero, your Contract is given Automatic Periodic Benefit Status, if:

1) your MGWB Withdrawal Account is greater than zero;
2) you have not reached your latest allowable annuity start date;
3) you have not elected to annuitize your Contract; and
4) you have not died, changed the ownership of the Contract or surrendered the Contract.

Once your Contract is given Automatic Periodic Benefit Status, we will pay you the annual MGWB periodic payments, beginning on the next contract anniversary. These payments are equal to the lesser of the remaining MGWB Withdrawal Account or 7% annually of your Eligible Payment Amount, until the earliest of (i) your contract's latest annuity start date, (ii) the death of the owner; or (iii) your MGWB Withdrawal Account is exhausted. We will reduce the MGWB Withdrawal Account by the amount of each payment. Once your Contract is given Automatic Periodic Benefit Status, we will not accept any additional premium payments in your Contract and the Contract will not provide any benefits except those provided by the MGWB rider. Any other rider terminates. Your Contract will remain in Automatic Periodic Benefit Status until the earliest of (i) payment of all MGWB periodic payments, (ii) payment of the Commuted Value (defined below) or (iii) the owner's death.

On the Contract's latest annuity start date, in lieu of making the remaining MGWB periodic payments, we will pay you the Commuted Value of your MGWB periodic payments remaining. We may, at our option, extend your annuity start date in order to continue the MGWB periodic payments. The Commuted Value is the present value of any then-remaining MGWB periodic payments at the current interest rate plus 0.50%. The current interest rate will be determined by the average of the Ask Yields for U.S. Treasury STRIPS as quoted by a national quoting service for period(s) applicable to the remaining payments. Once we pay you the last MGWB periodic payment or the Commuted Value, your Contract and the MGWB rider terminate.

Death Benefit During Automatic Periodic Benefit Status. The death benefit payable during Automatic Periodic Benefit Status is your MGWB Withdrawal Account which equals the sum of the remaining MGWB periodic payments.

Purchase. To purchase the MGWB rider, you must be age 80 or younger on the Rider Date. The MGWB rider must be purchased on the contract date. If the rider is not yet available in your state, the Company may in its discretion allow purchase of this rider during the 30-day period preceding the first contract anniversary after the date of this prospectus, or the date of state approval, whichever is later.

For a discussion of the charges we deduct under the MGWB rider, see "Charges and Fees – Optional Rider Charges." Each payment you receive under the MGWB rider will be taxed as a withdrawal and may be subject to a penalty tax. See "Withdrawals" and "Federal Tax Considerations" for more information.

Other Contracts
We and our affiliates offer various other products with different features and terms than the Contracts, and that may offer some or all of the same investment portfolios. These products have different benefits, fees and charges, and may or may not better match your needs. Please note that some of the Company's management personnel and certain other employees may receive a portion of their employment compensation based on the amount of Contract values allocated to investment portfolios of Trusts or Funds affiliated with ING. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact our Customer Service Center or your registered representative.

WITHDRAWALS

Except under certain qualified contracts, you may withdraw all or part of your money any time during the accumulation phase and before the death of the contract owner. If you request a withdrawal for more than 90% of the cash surrender value, and the remaining cash surrender value after the withdrawal is less than $2,500, we will treat it as a request to surrender the Contract. If any single withdrawal or the sum of withdrawals exceeds the Free Withdrawal Amount, you will incur a surrender charge. The Free Withdrawal Amount in any Contract year is 15% of your contract value on the date of the withdrawal less any withdrawals during that contract year.

You need to submit to us a written request specifying the Fixed Interest Allocations or subaccounts from which to withdraw amounts, otherwise we will make the withdrawal on a pro-rata basis from all of the subaccounts in which you are invested. If there is not enough contract value in the subaccounts, we will deduct the balance of the withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request. We will apply a Market Value Adjustment to any withdrawal from your Fixed Interest Allocation taken more than 30 days before its maturity date. Definitive guidance on the proper federal tax treatment of the Market Value Adjustment has not been issued. You may want to discuss the potential tax consequences of a Market Value Adjustment with your tax adviser. We will determine the contract value as of the close of business on the day we receive your withdrawal request at our Customer Service Center. The contract value may be more or less than the premium payments made.

If the aggregate percentage cap on allocations to the Restricted Funds has been exceeded, any subsequent withdrawals must be taken so that the percentage of contract value in the Restricted Funds following the withdrawal would not be greater than the percentage of contract value in the Restricted Funds prior to the withdrawal. If a requested withdrawal would cause the percentage cap to be exceeded, the amount of the withdrawal in excess of the cap would be taken pro-rata from all variable subaccounts.

Please be aware that the benefit we pay under certain optional benefit riders will be reduced by any withdrawals you take while the optional benefit rider is in effect. Withdrawals may be subject to taxation and tax penalties.

We offer the following three withdrawal options:

Regular Withdrawals
After the free look period, you may make regular withdrawals. Each withdrawal must be a minimum of $100. We will apply a Market Value Adjustment to any regular withdrawal you take from a Fixed Interest Allocation more than 30 days before its maturity date. See Appendix C and the Fixed Account I prospectus for more information on the application of Market Value Adjustment.

Systematic Withdrawals
You may choose to receive automatic systematic withdrawal payments (i) from the contract value in the subaccounts in which you are invested, or (ii) from the interest earned in your Fixed Interest Allocations. You may not elect the systematic withdrawal option if you are taking IRA withdrawals. Systematic withdrawals may be taken monthly, quarterly or annually. If you have contract value allocated to one or more Restricted Funds, and you elect to receive systematic withdrawals from the subaccounts in which you are invested, the systematic withdrawals must be taken pro-rata from all subaccounts in which contract value is invested. If you do not have contract value allocated to a Restricted Fund and choose systematic withdrawals on a non pro-rata basis, we will monitor the withdrawals annually. If you subsequently allocate contract value to one or more

Restricted Funds, we will require you to take your systematic withdrawals on a pro-rata basis from all subaccounts in which contract value is invested.

You decide the date on which you would like your systematic withdrawals to start. This date must be at least 30 days after the Contract Date and no later than the 28th day of the month. Subject to these rules, if you have not indicted the date, your systematic withdrawals will occur on the next business day after your Contract Date (or the monthly or quarterly anniversary thereof) for your desired frequency.

Each systematic withdrawal amount must be a minimum of $100. The amount of your systematic withdrawal can either be (i) a fixed dollar amount or (ii) an amount based on a percentage of your contract value. Both forms of systematic withdrawals are subject to the following maximum, which is calculated on each withdrawal date:

Frequency	Maximum Percentage of Contract Value
Monthly	1.25%
Quarterly	3.75%
Annually	15.00%

If your systematic withdrawal is a fixed dollar amount and the amount to be withdrawn would exceed the applicable maximum percentage of your contract value on any withdrawal date, we will automatically reduce the amount withdrawn so that it equals such percentage. Thus, your fixed dollar systematic withdrawals will never exceed the maximum percentage. If you want fixed dollar systematic withdrawals to exceed the maximum percentage and are willing to incur associated surrender charges, consider the Fixed Dollar Systematic Withdrawal Feature discussed below which you may add to your regular fixed dollar systematic withdrawal program.

If your systematic withdrawal is based on a percentage of your contract value and the amount to be withdrawn based on that percentage would be less than $100, we will contact you and seek alternative instructions. Unless you provide alternative instructions, if the systematic withdrawal would exceed the maximum percentage, we will send the amount, and then automatically cancel your systematic withdrawal option.

We limit systematic withdrawals from Fixed Interest Allocations to interest earnings during the prior month, quarter, or year, depending on the frequency you chose. Systematic withdrawals are not subject to a Market Value Adjustment, unless you have added the Fixed Dollar Systematic Withdrawal Feature discussed below and the payments exceed interest earnings. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) and 72(t) distributions. A Fixed Interest Allocation may not participate in both the systematic withdrawal option and the dollar cost averaging program at the same time.

You may change the amount or percentage of your systematic withdrawal once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date. If you submit a subsequent premium payment after you have applied for systematic withdrawals, we will not adjust future withdrawals under the systematic withdrawal program unless you specifically request that we do so. The systematic withdrawal option may commence in a contract year where a regular withdrawal has been taken but you may not change the amount or percentage of your withdrawals in any contract year during which you have previously taken a regular withdrawal.

Subject to availability, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the beneficiary's lifetime ("stretch"). Stretch payments will be subject to the same limitations as systematic withdrawals, and non-qualified stretch payments will be reported on the same basis as other systematic withdrawals.

Fixed Dollar Systematic Withdrawal Feature. You may add the Fixed Dollar Systematic Withdrawal Feature to your regular fixed dollar systematic withdrawal program. This feature allows you to receive a systematic withdrawal in a fixed dollar amount regardless of any surrender charges or Market Value Adjustments. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) and 72(t) of the Tax Code. You choose the amount of the fixed systematic withdrawals, which may total up to a maximum of 15% of your contract value as determined on the day we receive your election of this feature. We will not recalculate the maximum limit when you make additional premium payments, unless you instruct us to do so. We will assess a surrender charge on the withdrawal date if the withdrawal exceeds the maximum limit as calculated on the withdrawal date. We will assess a Market Value Adjustment on the withdrawal date if the withdrawal from a Fixed Interest Allocation exceeds your interest earnings on

the withdrawal date. We will apply the surrender charge and any Market Value Adjustment directly to your contract value (rather than to the withdrawal) so that the amount of each systematic withdrawal remains fixed.

Fixed dollar systematic withdrawals which are intended to satisfy the requirements of Section 72(q) or 72(t) of the Tax Code may exceed the maximum. Such withdrawals are subject to surrender charges and Market Value Adjustments when they exceed the applicable maximum percentage.

IRA Withdrawals

If you have a non-Roth IRA Contract and will be at least age 70½ during the current calendar year, you may elect to have distributions made to you to satisfy requirements imposed by federal tax law. IRA withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service ("IRS") rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by federal tax law, distributions adequate to satisfy the requirements imposed by federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law.

You choose the frequency of your IRA withdrawals (monthly, quarterly or annually) and the start date. This date must be at least 30 days after the Contract Date and no later than the 28th day of the month. Subject to these rules, if you have not indicated the date, your IRA withdrawals will occur on the next business day after your Contract Date for your desired frequency.

You may request us to calculate the amount you are required to withdraw from your Contract each year based on the information you give us and various choices you make. For information regarding the calculation and choices you have, see the SAI. Or, we will accept your written instructions regarding the calculated amount required to be withdrawn from your Contract each year. The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100. At any time where the IRA withdrawal amount is greater than the contract value, we will cancel the Contract and send you the amount of the cash surrender value.

You may change the payment frequency of your IRA withdrawals once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date.

An IRA withdrawal from a Fixed Interest Allocation in excess of the amount allowed under systematic withdrawals will be subject to a Market Value Adjustment.

Consult your tax adviser regarding the tax consequences associated with taking withdrawals. You are responsible for determining that withdrawals comply with applicable law. A withdrawal made before the taxpayer reaches age 59½ may result in a 10% penalty tax. See "Federal Tax Considerations" for more details.

TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY)

Between the end of the free look period and the annuity start date, you may transfer your contract value among the subaccounts in which you are invested and your Fixed Interest Allocations. We currently do not charge you for transfers made during a contract year, but reserve the right to charge for each transfer after the twelfth transfer in a contract year. **We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law.** We will apply a Market Value Adjustment to transfers from a Fixed Interest Allocation taken more than 30 days before its maturity date, unless the transfer is made under the dollar cost averaging program. Keep in mind that transfers between Covered Funds, Special Funds and Excluded Funds and other investment portfolios may negatively impact your death benefit or rider benefits.

If you allocate contract value to an investment option that has been designated as a Restricted Fund, your ability to transfer contract value to the Restricted Fund may be limited. A transfer to the Restricted Funds will not be permitted to the extent that it would increase the contract value in the Restricted Fund to more than the applicable limits following the transfer. We do not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in the Restricted Fund, the reallocation will be permitted even if the percentage of contract value in the Restricted Fund is greater than the limit.

Please be aware that the benefit we pay under an optional benefit rider may be affected by certain transfers you make while the rider is in effect. Transfers, including those involving Special Funds or Excluded Funds, may also affect your optional rider base. See "The Annuity Contract — Optional Riders."

The minimum amount that you may transfer is $100 or, if less, your entire contract value held in a subaccount or a Fixed Interest Allocation. To make a transfer, you must notify our Customer Service Center and all other administrative requirements must be met. We will determine transfer values at the end of the business day on which we receive the transfer request at our Customer Service Center. If we receive your transfer request after 4 p.m. eastern time or the close of regular trading of the New York Stock Exchange, we will make the transfer on the next business day.

Separate Account B and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believe to be genuine. We may require personal identifying information to process a request for transfer made over the telephone, over the internet or other approved electronic means. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions, even if appropriate identifying information is provided.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the contract.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products, have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;

- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of insurance companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter (once per year) warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip in the prior twelve month period will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of the warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those which involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of insurance companies, either by prospectus or stated contract, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any

reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of premium or contract value to the fund or all funds within the fund family.

Dollar Cost Averaging
You may elect to participate in our dollar cost averaging (DCA) program through either the ING Liquid Assets Portfolio subaccount or a Fixed Interest Allocation, subject to availability, starting 30 days after the Contract Date. These investment options serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to the subaccounts you specify. There is no additional charge for dollar cost averaging. Dollar cost averaging is not available with automatic rebalancing and may be subject to limited availability with systematic withdrawals.

We also may offer DCA Fixed Interest Allocations for durations of 6 months and 1 year, subject to availability, exclusively for use with the dollar cost averaging program.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to other subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

Dollar cost averaging requires a minimum monthly transfer amount of $100. We will transfer all your money allocated to that source account into the subaccount(s) you specify in equal payments over the relevant duration. The last payment will include earnings accrued over the duration. If you make an additional premium payment into a Fixed Interest Allocation subject to dollar cost averaging, the amount of your transfers under the dollar cost averaging program remains the same, unless you instruct us to increase the transfer amount.

Transfers under the dollar cost averaging program are not subject to a Market Value Adjustment. However, if you terminate the dollar cost averaging program for a DCA Fixed Interest Allocation and there is money remaining in the DCA Fixed Interest Allocation, we will transfer the remaining money to the Liquid Assets subaccount. Such transfer will trigger a Market Value Adjustment if the transfer is made more than 30 days before the maturity date of the DCA Fixed Interest Allocation.

If you do not specify to which subaccounts you want to transfer the dollar amount of the source account, we will transfer the money to the subaccounts in which you are invested on a proportional basis. The transfer date is the same day each month as your contract date. If, on any transfer date, your contract value in a source account is equal or less than the amount you have elected to have transferred, the entire amount will be transferred and the program will end. You may terminate the dollar cost averaging program at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next transfer date.

You are permitted to transfer contract value to a Restricted Fund, subject to the limitations described above in this section and in "Appendix B — The Investment Portfolios." Compliance with the individual and aggregate Restricted Fund limits will be reviewed when the dollar cost averaging program is established. Transfers under the dollar cost averaging program must be within those limits. We will not review again your dollar cost averaging election for compliance with the individual and aggregate limits for investment in the Restricted Funds except in the case of the transactions described below.

- Amount added to source account: If you add amounts to the source account which would increase the amount to be transferred under the dollar cost averaging program, we will review the amounts to be transferred to ensure that the individual and aggregate limits are not being exceeded. If such limits would be exceeded, we will require that the dollar cost averaging transfer amounts be changed to ensure that the transfers are within the limits based on the then-current allocation of contract value to the Restricted Fund(s) and the then-current value of the amount designated to be transferred to that Restricted Fund(s).

- Additional premium paid: Up to the individual Restricted Fund percentage limit may be allocated to a Restricted Fund. If you request more than the individual limit be allocated to a Restricted Fund, we will look at the aggregate limit, subtract the current allocation to Restricted Funds, and subtract the current value of amounts to be transferred under the dollar cost averaging program to Restricted Funds. The excess, if any, is the maximum that may be allocated pro-rata to the Restricted Funds.

- Reallocation request is made while the dollar cost averaging program is active: If the reallocation would increase the amount allocated to Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to Restricted Funds and less the current value of any remaining amounts to be transferred under the dollar cost averaging program to the Restricted Funds.

We may offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program, stop offering DCA Fixed Interest Allocations or otherwise modify, suspend or terminate this program. Such change will not affect any dollar cost averaging programs in operation at the time.

Automatic Rebalancing
If you have at least $10,000 of contract value invested in the subaccounts of Separate Account B, you may elect to have your investments in the subaccounts automatically rebalanced. Automatic rebalancing is not available if you participate in dollar cost averaging. Automatic rebalancing will not take place during the free look period. Transfers made pursuant to automatic rebalancing do not count toward the 12-transfer limit on free transfers.

You are permitted to reallocate between Restricted and non-Restricted Funds, subject to the limitations described above, in this section and in Appendix B — The Investment Portfolios. If the reallocation would increase the amount allocated to the Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to all Restricted Funds.

We will transfer funds under your Contract on a quarterly, semi-annual, or annual calendar basis among the subaccounts to maintain the investment blend of your selected subaccounts. The minimum size of any allocation must be in full percentage points. Rebalancing does not affect any amounts that you have allocated to the Fixed Account. The program may be used in conjunction with the systematic withdrawal option only if withdrawals are taken pro-rata.

To participate in automatic rebalancing, send satisfactory notice to our Customer Service Center. We will begin the program on the last business day of the period in which we receive the notice. You may cancel the program at any time. The program will automatically terminate if you choose to reallocate your contract value among the subaccounts or if you make an additional premium payment or partial withdrawal on other than a pro-rata basis. Additional premium payments and partial withdrawals made on a pro-rata basis will not cause the automatic rebalancing program to terminate.

DEATH BENEFIT CHOICES

Death Benefit During the Accumulation Phase
During the accumulation phase, a death benefit (and earnings multiplier benefit, if elected) is payable when either the contract owner or the first of joint owners or the annuitant (when a contract owner is not an individual) dies before the annuity start date. Assuming you are the contract owner, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the Contract. We calculate the death benefit value as of the close of the business day on which we receive written notice and due proof of death, as well as any required paperwork, at our Customer Service Center ("claim date"). If your beneficiary wants to receive the death benefit on a date later than this, it may affect the amount of the benefit payable in the future. The proceeds may be received in a single sum, applied to any of the annuity options, or, if available, paid over the beneficiary's lifetime. (See "Systematic Withdrawals" above). A beneficiary's right to elect an annuity option or receive a lump-sum payment may have been restricted by the contract owner. If so, such rights or options will not be available to the beneficiary.

If we do not receive a request to apply the death benefit proceeds to an annuity option, we will make a single sum distribution. Unless you elect otherwise, the distribution will generally be made into an interest bearing account, backed by our general account. This account is not FDIC insured and can be accessed by the beneficiary through a draftbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest credited under this account may be less than under other settlement options, and the Company seeks to make a profit on these accounts. We will generally distribute death benefit proceeds within 7 days after our Customer Service Center has received sufficient information to make the payment. We will generally pay death benefit proceeds within 7 days after our Customer Service Center has received sufficient information to make the payment. For information on required distributions under federal income tax laws, you should see "Required Distributions upon Contract Owner's Death". At the time of death benefit election, the beneficiary may elect to receive the death benefit proceeds directly by check rather than through the draftbook feature of the interest bearing account by notifying the Customer Service Center.

You may choose one of the following Death Benefits: (i) the Standard Death Benefit, (ii) the 7% Solution Enhanced Death Benefit, (iii) the Annual Ratchet Enhanced Death Benefit or (iv) the Max 7 Enhanced Death Benefit. The 7% Solution Enhanced Death Benefit, the Annual Ratchet Enhanced Death Benefit and the Max 7 Enhanced Death Benefit are available only if the contract owner or the annuitant (if the contract owner is not an individual) is not more than 79 years old at the time of purchase. The Enhanced Death Benefits are available only at the time you purchase your Contract. The Enhanced Death Benefits are not available where a Contract is owned by joint owners. If you do not choose a death benefit, your death benefit will be the Standard Death Benefit.

Once you choose a death benefit, you cannot change it. We may stop or suspend offering any of the Enhanced Death Benefit options to new Contracts. A change in ownership of the Contract may affect the amount of the death benefit and the Enhanced Death Benefit. The MGWB rider may also affect the death benefit.

The death benefit may be subject to certain mandatory distribution rules required by federal tax law.

We use the Base Death Benefit to help determine the minimum death benefit payable under each of the death benefit options described below. You do not elect the Base Death Benefit. The Base Death Benefit is equal to the greater of:

1) the contract value; or
2) the cash surrender value.

The **Standard Death Benefit** equals the **greater** of:

1) the Base Death Benefit; and
2) the Standard Minimum Guaranteed Death Benefit ("Standard MGDB") for amounts allocated to Covered Funds plus the contract value allocated to Excluded Funds.

Covered Funds are all investment options not designated as Excluded Funds. No investment options are currently designated as Excluded Funds for purposes of the Standard Death Benefit.

The Standard MGDB allocated to Covered Funds equals premiums allocated to Covered Funds less pro-rata adjustments for any withdrawals and transfers.

The Standard MGDB allocated to Excluded Funds equals premiums allocated to Excluded Funds less pro-rata adjustments for any withdrawals and transfers. This calculation is not used for benefit purposes, but only to determine the impact of transfers to and from Excluded Funds.

Withdrawals reduce the Standard MGDB on a pro-rata basis. The percentage reduction in the Standard MGDB for each Fund category (i.e. Covered or Excluded) equals the percentage reduction in contract value in that Fund category resulting from the withdrawal. The pro-rata adjustment is based on the change in contract value resulting from the withdrawal, not the amount requested.

Transfers among Fund categories do not reduce the overall Standard MGDB.

- Net transfers from Covered Funds to Excluded Funds will reduce the Standard MGDB in the Covered Funds on a pro-rata basis. The increase in the Standard MGDB allocated to Excluded Funds will equal the decrease in the Standard MGDB in Covered Funds.

- Net transfers from Excluded Funds to Covered Funds will reduce the Standard MGDB in Excluded Funds on a pro-rata basis. The increase in the Standard MGDB allocated to Covered Funds will equal the lesser of the net contract value transferred and the decrease in the Standard MGDB in Excluded Funds.

Enhanced Death Benefit Options. Under the Enhanced Death Benefit options, if you die before the annuity start date, your beneficiary will receive the greater of the Standard Death Benefit or the Enhanced Death Benefit option elected. We may, with 30 days notice to you, designate any investment portfolio as a Special Fund or Excluded Fund on existing contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio. Selecting a Special Fund or Excluded Fund may limit or reduce the Enhanced Death Benefit.

For the period during which a portion of the contract value is allocated to a Special Fund or Excluded Fund, we may, at our discretion, reduce the mortality and expense risk charge attributable to that portion of the contract value. The reduced mortality and expense risk charge will be applicable only during that period.

The **7% Solution Enhanced Death Benefit Element** is the greater of:

1) the Standard Death Benefit; and
2) the lesser of:

    a) 3 times all premium payments, adjusted for withdrawals (the "cap"); or
    b) the **sum of** the 7% Solution Minimum Guaranteed Death Benefit Element ("7% MGDB") allocated to Covered Funds, the 7% MGDB allocated to Special Funds, and the contract value allocated to Excluded Funds.

For purposes of calculating the 7% Solution Enhanced Death Benefit, the following investment options are designated as Special Funds: the ING Liquid Assets Portfolio, the ING Intermediate Bond Portfolio; and the Fixed Interest Allocation.

For Contracts issued prior to May 1, 2003, the ING Intermediate Bond Portfolio is not designated as a Special Fund.

For contracts issued prior to September 2, 2003, the ProFunds VP Rising Rates Opportunity Portfolio is not designated as a Special Fund.

Covered Funds are all investment options not designated as Special Funds or Excluded Funds. No investment options are currently designated as Excluded Funds.

The 7% MGDB allocated to Covered Funds equals premiums allocated to Covered Funds, adjusted for withdrawals and transfers, accumulated at 7% annually until age 80 or the 7% MGDB reaches the cap. There is no accumulation once the cap is reached. Payment of additional premiums may cause the accumulation to resume, but there is no catch-up for any period where accumulation was suspended. The Max 7 Enhanced Death Benefit available for some Contracts issued in 2001 or earlier allows for accumulation to continue beyond age 80, subject to the cap. Please see your Contract for details regarding the terms of your death benefit.

The 7% MGDB allocated to Special Funds equals premiums allocated to Special Funds, adjusted for withdrawals and transfers. There is no accumulation of Minimum Guaranteed Death Benefit allocated to Special Funds.

The 7% MGDB allocated to Excluded Funds is determined in the same way as the 7% MGDB for Covered Funds, but the calculation is not used for benefit purposes, but only to determine the impact of transfers to and from Excluded Funds.

Withdrawals reduce the 7% MGDB on a pro-rata basis. The percentage reduction in the 7% MGDB for each Fund category (i.e. Covered, Special or Excluded) equals the percentage reduction in contract value in that Fund category resulting from the withdrawal. The percentage reduction in the cap equals the percentage reduction in total contract value resulting from the withdrawal. The pro-rata adjustment is based on the change in contract value resulting from the withdrawal, not the amount requested.

Transfers among Fund categories do not reduce the overall 7% MGDB, but do affect the amount of the 7% MGDB in a particular Fund category. Net transfers from among the Funds will reduce the 7% MGDB in the Funds on a pro-rata basis.

The **Annual Ratchet Enhanced Death Benefit** equals the greater of:

1) the Standard Death Benefit; and
2) the Annual Ratchet Minimum Guaranteed Death Benefit ("Annual Ratchet MGDB") allocated to Covered Funds plus the contract value allocated to Excluded Funds.

Covered funds are all investment options not designated as Excluded Funds. No investment options are currently designated as Excluded Funds for purposes of the Annual Ratchet MGDB.

The Annual Ratchet MGDB allocated to Covered Funds on the contract date equals the premium allocated to Covered Funds. On each contract anniversary that occurs on or prior to attainment of age 90, the Annual Ratchet MGDB in Covered Funds will be set to the greater of:

1) the current contract value in Covered Funds (after deductions occurring as of that date); or
2) the Annual Ratchet MGDB in Covered Funds from the prior contract anniversary (after deductions occurring on that date), adjusted for new premiums, and partial withdrawals attributable to Covered Funds, and transfers.

Other than on contract anniversaries, the Annual Ratchet MGDB in the Covered Funds is equal to the Annual Ratchet MGDB in the Covered Funds from the last contract anniversary, adjusted for new premiums, and partial withdrawals attributable to Covered Funds, and transfers.

The Annual Ratchet MGDB allocated to Excluded Funds on the contract date equals the premium allocated to Excluded Funds. The calculation is not used for benefit purposes, but only to determine the impact of transfers to and from Excluded Funds. On the contract date, the Annual Ratchet MGDB allocated to Excluded Funds is equal to the premium allocated to Excluded Funds. On each contract anniversary that occurs on or prior to attainment of age 90, the Annual Ratchet MGDB in Excluded Funds will be set to the greater of:

1) the current contract value in Excluded Funds (after deductions occurring as of that date); or
2) the Annual Ratchet MGDB in the Excluded Funds from the prior contract anniversary (after deductions occurring on that date), adjusted for new premiums and partial withdrawals attributable to Excluded Funds, and transfers.

Other than on contract anniversaries, the Annual Ratchet MGDB in the Excluded Funds is equal to the Annual Ratchet MGDB in the Excluded Funds from the last contract anniversary, adjusted for new premiums, and partial withdrawals attributable to Excluded Funds, and transfers.

Withdrawals reduce the Annual Ratchet MGDB on a pro-rata basis. The pro-rata adjustment is based on the change in contract value resulting from the withdrawal, not the amount requested.

Net transfers from Covered Funds to Special or Excluded Funds will reduce the 7% MGDB in Covered Funds on a pro-rata basis. The increase in the 7% MGDB allocated to Special or Excluded Funds, as applicable, will equal the decrease in the 7% MGDB in Covered Funds.

Net transfers from Excluded Funds to Covered Funds will reduce the Annual Ratchet MGDB in Excluded Funds on a pro-rata basis. The increase in the Annual Ratchet MGDB allocated to Covered Funds will equal the lesser of the net contract value transferred and the reduction in the Annual Ratchet MGDB in Excluded Funds.

The **Max 7 Enhanced Death Benefit** equals the greater of the 7% Solution Enhanced Death Benefit or the Annual Ratchet Enhanced Death Benefit described above. Each Enhanced Death Benefit is determined independently of the other at all times.

Earnings Multiplier Benefit Rider. The earnings multiplier benefit rider is an optional rider that provides a separate death benefit in addition to the death benefit provided under the death benefit options described above. The rider is subject to state availability and is available only for issue ages 75 or under. You may add it at issue of the Contract or, if not yet available in your state, on the next contract anniversary following introduction of the rider in your state. The date on which the rider is added is referred to as the "rider effective date."

If the rider is added at issue, the rider provides a benefit equal to a percentage of the gain under the Contract, up to a gain equal to 150% of premiums adjusted for withdrawals ("Maximum Base"). Currently, if added at issue, the earnings multiplier benefit is equal to 55% (30% for issue ages 70 and above) of the lesser of: i) the Maximum Base; and ii) the contract value on the claim date minus premiums adjusted for withdrawals. If added after issue, the earnings multiplier benefit is equal to 55%

(30% for issue ages 70 and above) of the lesser of: i) 150% of the contract value on the rider effective date, plus subsequent premiums adjusted for subsequent withdrawals; and ii) the contract value on the claim date minus the contract value on the rider effective date, minus subsequent premiums adjusted for subsequent withdrawals. The adjustment to the benefit for withdrawals is pro-rata, meaning that the benefit will be reduced by the proportion that the withdrawal bears to the contract value at the time of the withdrawal.

There is an extra charge for the earnings multiplier benefit rider and once selected, it may not be revoked. The rider does not provide a benefit if there is no gain under the Contract. As such, the Company would continue to assess a charge for the rider, even though no benefit would be payable at death under the rider if there are no gains under the Contract. Please see "Charges and Fees — Earnings Multiplier Benefit Charge" for a description of the charge.

The rider is available for both non-qualified and qualified contracts. Please see the discussions of possible tax consequences in "Federal Tax Considerations," "Individual Retirement Annuities," "Taxation of Qualified Contracts," and "Tax Consequences of Enhanced Death Benefit," in this prospectus.

Death Benefit During the Income Phase
If any contract owner or the annuitant dies after the annuity start date, the Company will pay the beneficiary any certain benefit remaining under the annuity in effect at the time.

Continuation After Death — Spouse
If at the contract owner's death, the surviving spouse of the deceased contract owner is the beneficiary and such surviving spouse elects to continue the contract as his or her own, the following will apply:

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value on that date is greater than zero, we will add such difference to the contract value. We will allocate such addition to the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, we will allocate the addition to the Liquid Assets subaccount, or its successor. Such addition to contract value will not affect the guaranteed death benefit or any living benefit rider values. Any addition to contract value is available only to the spouse of the owner as of the date of death of the owner if such spouse under the provisions of the contract elects to continue the contract as his or her own.

The death benefits under each of the available options will continue, based on the surviving spouse's age on the date that ownership changes.

At subsequent surrender, we will waive any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner. Any premiums paid later will be subject to any applicable surrender charge.

If you elected the earnings multiplier benefit rider, and the benefit would otherwise be payable, we will add the benefit to the contract value and allocate the benefit among the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, we will allocate the benefit to the Liquid Assets subaccount, or its successor.

The earnings multiplier benefit rider will continue if the surviving spouse is eligible based on his or her attained age. If the surviving spouse is older than the maximum rider issue age, the rider will terminate. The Maximum Base and the percentages will be reset based on the adjusted contract value. The calculation of the benefit going forward will be: (i) based on the attained age of the spouse at the time of the ownership change using current values as of that date; (ii) computed as if the rider were added to the Contract after issue and after the increase; and (iii) based on the Maximum Base and percentages in effect on the original rider date. However, we may permit the surviving spouse to elect to use the then-current Maximum Base and percentages in the benefit calculation.

Continuation After Death — Not a Spouse
If the beneficiary or surviving joint owner is not the spouse of the owner, the contract may continue in force subject to the required distribution rules of the Tax Code. See next section, "Required Distributions Upon Contract Owner's Death."

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value also on that date, is greater than zero, we will add such difference to the contract value. Such addition will be allocated to the variable subaccounts in proportion to the contract value in the subaccounts, unless we are directed otherwise. If there is no contract value in any subaccount, the addition will be allocated to the Liquid Assets subaccount, or its successor.

The death benefit will then terminate. At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived. No additional premium payments may be made.

If you elected the earnings multiplier benefit rider, and the benefit would otherwise be payable, we will add the benefit to the contract value and allocate the benefit among the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, we will allocate the benefit to the Liquid Assets subaccount, or its successor. The earnings multiplier benefit rider then terminates, whether or not a benefit was payable under the terms of the rider.

Required Distributions Upon Contract Owner's Death
We will not allow any payment of benefits provided under a non-qualified Contract which does not satisfy the requirements of Section 72(s) of the Tax Code.

If any contract owner of a non-qualified contract dies before the annuity start date, we will distribute the death benefit payable to the beneficiary as follows: (a) the death benefit must be completely distributed within 5 years of the contract owner's date of death; or (b) the beneficiary may elect, within the 1-year period after the contract owner's date of death, to receive the death benefit in the form of an annuity from us, provided that (i) such annuity is distributed in substantially equal installments over the life of such beneficiary or over a period not extending beyond the life expectancy of such beneficiary; and (ii) such distributions begin not later than 1 year after the contract owner's date of death.

Notwithstanding (a) and (b) above, if the sole contract owner's beneficiary is the deceased owner's surviving spouse, then such spouse may elect to continue the Contract under the same terms as before the contract owner's death. Upon receipt of such election from the spouse at our Customer Service Center: (i) all rights of the spouse as contract owner's beneficiary under the Contract in effect prior to such election will cease; (ii) the spouse will become the owner of the Contract and will also be treated as the contingent annuitant, if none has been named and only if the deceased owner was the annuitant; and (iii) all rights and privileges granted by the Contract or allowed by us will belong to the spouse as contract owner of the Contract. We deem the spouse to have made this election if such spouse makes a premium payment to the Contract or fails to make a timely election as described in this paragraph. If the owner's beneficiary is not a spouse, the distribution provisions described in subparagraphs (a) and (b) above, will apply even if the annuitant and/or contingent annuitant are alive at the time of the contract owner's death.

Subject to availability, and our then current rules, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the life expectancy of the beneficiary ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and non-qualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

If we do not receive an election from an owner's beneficiary who is not a spouse within the 1-year period after the contract owner's date of death, then we will pay the death benefit to the owner's beneficiary in a cash payment within five years from the date of death. We will determine the death benefit as of the date we receive proof of death. Such cash payment will be in full settlement of all our liability under the Contract.

If a contract owner dies after the annuity start date, all of the contract owner's rights granted under the Contract or allowed by us will pass to the contract owner's beneficiary.

If a contract has joint owners, we will consider the date of death of the first joint owner as the death of the contract owner, and the surviving joint owner will become the beneficiary of the Contract. If any contract owner is not an individual, the death of an annuitant shall be treated as the death of a contract owner.

Effect of MGWB on Death Benefit
If you die before Automatic Periodic Benefit Status under the MGWB rider, the death benefit is payable, but the rider terminates. However, if the beneficiary is the owner's spouse, and the spouse elects to continue the Contract, the death benefit is not payable until the spouse's death.

If you die during Automatic Periodic Benefit Status, the death benefit payable is your MGWB Withdrawal Account, which equals the sum of the remaining MGWB periodic payments. Please see "Minimum Guaranteed Withdrawal Benefit Rider."

THE ANNUITY OPTIONS

Annuitization of Your Contract
If the annuitant and contract owner are living on the annuity start date, we will begin making payments to the contract owner under an income plan. We will make these payments under the annuity option you chose. You may change an annuity option by making a written request to us at least 30 days before the annuity start date. The amount of the payments will be determined by applying your contract value, adjusted for any applicable Market Value Adjustment, on the annuity start date in accordance with the annuity option you chose. The MGIB annuity benefit may be available if you have purchased the MGIB rider, provided the waiting period and other specified conditions have been met.

You may also elect an annuity option on surrender of the Contract for its cash surrender value or you may choose one or more annuity options for the payment of death benefit proceeds while it is in effect and before the annuity start date. If, at the time of the contract owner's death or the annuitant's death (if the contract owner is not an individual), no option has been chosen for paying death benefit proceeds, the beneficiary may choose an annuity option. In such a case, the payments will be based on the life expectancy of the beneficiary rather than the life of the annuitant. In all events, payments of death benefit proceeds must comply with the distribution requirements of applicable federal tax law.

The minimum monthly annuity income payment that we will make is $20. We may require that a single sum payment be made if the contract value is less than $2,000 or if the calculated monthly annuity income payment is less than $20.

For each annuity option we will issue a separate written agreement putting the annuity option into effect. Before we pay any annuity benefits, we require the return of your Contract. If your Contract has been lost, we will require that you complete and return the applicable lost Contract form. Various factors will affect the level of annuity benefits, such as the annuity option chosen, the applicable payment rate used and the investment performance of the portfolios and interest credited to the Fixed Interest Allocations.

Our current annuity options provide only for fixed payments. Fixed annuity payments are regular payments, the amount of which is fixed and guaranteed by us. Some fixed annuity options provide fixed payments either for a specified period of time or for the life of the annuitant. The amount of life income payments will depend on the form and duration of payments you chose, the age of the annuitant or beneficiary (and gender, where appropriate under applicable law), the total contract value applied to periodic income payments, and the applicable payment rate.

Our approval is needed for any option where:

1) The person named to receive payment is other than the contract owner or beneficiary;
2) The person named is not a natural person, such as a corporation; or
3) Any income payment would be less than the minimum annuity income payment allowed.

Selecting the Annuity Start Date
You select the annuity start date, which is the date on which the annuity payments commence. Unless we consent, the annuity start date must be at least 3 years from the contract date but before the month immediately following the annuitant's 90th birthday. If, on the annuity start date, a surrender charge remains, the elected annuity option must include a period certain of at least 3 years.

If you do not select an annuity start date, it will automatically begin in the month following the annuitant's 90th birthday.

If the annuity start date occurs when the annuitant is at an advanced age, such as over age 85, it is possible that the Contract will not be considered an annuity for federal tax purposes. For more information, see "Federal Tax Considerations" and the SAI. For a Contract purchased in connection with a qualified plan, other than a Roth IRA, distributions must commence not later than April 1st of the calendar year following the calendar year in which you reach age 70½ or, in some cases, retire. Distributions may be made through annuitization or withdrawals. You should consult a tax adviser for tax advice before investing.

Frequency of Annuity Payments
You choose the frequency of the annuity payments. They may be monthly, quarterly, semi-annually or annually. If we do not receive written notice from you, we will make the payments monthly. There may be certain restrictions on minimum payments that we will allow.

Beneficiary Rights
A beneficiary's right to elect an annuity option or receive a lump sum may have been restricted by the contract owner. If so, such options will not be available to the beneficiary.

The Annuity Options
We offer the 4 annuity options shown below. Payments under Options 1, 2 and 3 are fixed. Payments under Option 4 may be fixed or variable, although only fixed payments are currently available. For a fixed annuity option, the contract value in the subaccounts is transferred to the Company's general account.

Option 1. Income for a Fixed Period. Under this option, we make monthly payments in equal installments for a fixed number of years based on the contract value on the annuity start date. We guarantee that each monthly payment will be at least the amount stated in your Contract. If you prefer, you may request that payments be made in annual, semi-annual or quarterly installments. We will provide you with illustrations if you ask for them. If the cash surrender value or contract value is applied under this option, a 10% penalty tax may apply to the taxable portion of each income payment until the contract owner reaches age 59½.

Option 2. Income for Life with a Period Certain. Under this option, we make payments for the life of the annuitant in equal monthly installments and guarantee the income for at least a period certain, such as 10 or 20 years. Other periods certain may be available to you on request. You may choose a refund period instead. Under this arrangement, income is guaranteed until payments equal the amount of your Contract. If the person named lives beyond the guaranteed period, we will continue payments until his or her death. We guarantee that each payment will be at least the amount specified in the Contract corresponding to the person's age on his or her last birthday before the annuity start date. Amounts for ages not shown in the Contract are available if you ask for them.

Option 3. Joint Life Income. This option is available when there are 2 persons named to determine annuity payments. At least one of the persons named must be either the contract owner or beneficiary of the Contract. We guarantee monthly payments will be made as long as at least one of the named persons is living. There is no minimum number of payments. Monthly payment amounts are available if you ask for them.

Option 4. Annuity Plan. Under this option, your contract value can be applied to any other annuitization plan that we choose to offer on the annuity start date. Annuity payments under Option 4 may be fixed or variable. If variable and subject to the 1940 Act, it will comply with the requirements of such Act.

Payment When Named Person Dies
When the person named to receive payment dies, we will pay any amounts still due as provided in the annuity agreement between you and ING USA. The amounts we will pay are determined as follows:

1) For Option 1, or any remaining guaranteed payments under Option 2, we will continue payments. Under Options 1 and 2, the discounted values of the remaining guaranteed payments may be paid in a single sum. This means we deduct the amount of the interest each remaining guaranteed payment would have earned had it not been paid out early. We will base the discount interest rate on the interest rate used to calculate the payments for Options 1 and 2.
2) For Option 3, no amounts are payable after both named persons have died.
3) For Option 4, the annuity option agreement will state the amount we will pay, if any.

OTHER CONTRACT PROVISIONS

Reports to Contract Owners
We confirm purchase, transfer and withdrawal transactions usually within 5 business days of processing. We may also send you a quarterly report within 31 days after the end of each calendar quarter. The report will show the contract value, cash surrender value, and the death benefit as of the end of the calendar quarter. The report will also show the allocation of your contract value and reflects the amounts deducted from or added to the contract value. You have 30 days to notify our Customer Service Center of any errors or discrepancies. We will notify you when any shareholder reports of the investment portfolios in which Separate Account B invests are available. We will also send any other reports, notices or documents we are required by law to furnish to you.

Suspension of Payments

The Company reserves the right to suspend or postpone the date of any payment or determination of values, beyond the 7 permitted days on any business day (i) when the New York Stock Exchange is closed; (ii) when trading on the New York Stock Exchange is restricted; (iii) when an emergency exists as determined by the SEC so that the sale of securities held in Separate Account B may not reasonably occur or so that the Company may not reasonably determine the value of Separate Account B's net assets; or (iv) during any other period when the SEC so permits for the protection of security holders. We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

In Case of Errors in Your Application

If an age or gender given in the application or enrollment form is misstated, the amounts payable or benefits provided by the Contract shall be those that the premium payment would have bought had the age or gender not been misstated.

Assigning the Contract as Collateral

You may assign a non-qualified Contract as collateral security for a loan but you should understand that your rights and any beneficiary's rights may be subject to the terms of the assignment. An assignment likely has federal tax consequences. You should consult a tax adviser for tax advice. You must give us satisfactory written notice at our Customer Service Center in order to make or release an assignment. We are not responsible for the validity of any assignment.

Contract Changes — Applicable Tax Law

We have the right to make changes in the Contract to continue to qualify the Contract as an annuity under applicable federal tax law. We will give you advance notice of such changes.

Free Look

You may cancel your Contract within your 10-day free look period. We deem the free look period to expire 15 days after we mail the Contract to you. Some states may require a longer free look period. To cancel, you need to send your Contract to our Customer Service Center or to the agent from whom you purchased it. We will refund the contract value. For purposes of the refund during the free look period, (i) we adjust your contract value for any market value adjustment (if you have invested in the Fixed Account), and (ii) then we include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the portfolios, and the potential positive or negative effect of the market value adjustment, the contract value returned may be greater or less than the premium payment you paid. Some states require us to return to you the amount of the paid premium (rather than the contract value) in which case you will not be subject to investment risk during the free look period. In these states, your premiums designated for investment in the subaccounts may be allocated during the free look period to a subaccount specially designated by the Company for this purpose (currently, the Liquid Assets subaccount). We may, in our discretion, require that premiums designated for investment in the subaccounts from all other states as well as premiums designated for a Fixed Interest Allocation be allocated to the specially designated subaccount during the free look period. Your Contract is void as of the day we receive your Contract and cancellation request in good order. We determine your contract value at the close of business on the day we void your Contract. If you keep your Contract after the free look period and the investment is allocated to a subaccount specially designated by the Company, we will put your money in the subaccount(s) chosen by you, based on the accumulation unit value next computed for each subaccount, and/or in the Fixed Interest Allocation chosen by you.

Special Arrangements

We may reduce or waive any Contract, rider, or benefit fees or charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.

Selling the Contract

Our affiliate, Directed Services LLC, 1475 Dunwoody Drive, West Chester, PA 19380 is the principal underwriter and distributor of the Contract as well as for other ING USA contracts. Directed Services LLC, a Delaware limited liability company, is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Directed Services LLC does not retain any commissions or compensation paid to it by ING USA for Contract sales. Directed Services LLC enters into selling agreements with affiliated and unaffiliated broker/dealers to sell the Contracts through their registered representatives who are licensed to sell securities and variable insurance products ("selling firms"). Selling firms are also registered with the SEC and are FINRA member firms.

The following selling firm is affiliated with the Company and has entered into a selling agreement with Directed Services LLC for the sale of our variable annuity contracts:

- ING Financial Partners, Inc.

Directed Services LLC pays selling firms compensation for the promotion and sale of the Contracts. Registered representatives of the selling firms who solicit sales of the Contracts typically receive a portion of the compensation paid by Directed Services LLC to the selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the Separate Account. We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the Contracts.

Directed Services LLC pays selling firms for Contract sales according to one or more schedules. This compensation is generally based on a percentage of premium payments. Selling firms may receive commissions of up to 8.0% of premium payments. In addition, selling firms may receive ongoing annual compensation of up to 1.00% of all, or a portion, of values of Contracts sold through the firm. Individual representatives may receive all or a portion of compensation paid to their selling firm, depending on the firm's practices. Commissions and annual compensation, when combined, could exceed 8.0% of total premium payments.

Directed Services LLC has special compensation arrangements with certain selling firms based on those firms' aggregate or anticipated sales of the Contracts or other criteria. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

In addition to the direct cash compensation for sales of Contracts described above, Directed Services LLC may also pay selling firms additional compensation or reimbursement of expenses for their efforts in selling the Contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;

- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;

- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;

- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of this product;

- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of contracts; and

- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the Contract.

The following is a list of the top 25 selling firms that, during 2011, received the most compensation, in the aggregate, from us in connection with the sale of registered annuity contracts issued by us, ranked by total dollars received:

1.	LPL Financial Corporation	14.	First Allied Securities Inc.
2.	Morgan Stanley Smith Barney LLC.	15.	Woodbury Financial Services Inc.
3.	ING Financial Partners Inc.	16.	Wells Fargo SEC, LLC
4.	Merrill Lynch, Pierce, Fenner & Smith, Incorporated	17.	SII Investments Inc.
5.	Wells Fargo Advisors, LLC	18.	Wells Fargo Advisors Financial Network, LLC
6.	Wells Fargo Advisors, LLC (Bank Channel)	19.	Commonwealth Financial Network Inc.
7.	UBS Financial Services Inc.	20.	Centaurus Financial Inc.
8.	Raymond James Financial Services Inc.	21.	Royal Alliance Assoc.
9.	National Planning Corporation	22.	PrimeVest Financial Services Inc.
10.	Multi-Financial Securities Corporation	23.	RBC Capital Markets Corporation
11.	Financial Network Investment Corporation	24.	Cambridge Investment Research Inc.
12.	Securities America Inc.	25.	Raymond James and Associates Inc.
13.	ING Financial Partners, Inc. CAREER		

Directed Services LLC may also compensate wholesalers/distributors, and their sales management personnel, for Contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of premium payments and/or a percentage of Contract values. Directed Services LLC may, at its discretion, pay additional cash compensation to wholesalers/distributors for sales by certain broker-dealers or "focus firms."

We do not pay any additional compensation on the sale or exercise of any of the Contract's optional benefit riders offered in this prospectus.

This is a general discussion of the types and levels of compensation paid by us for sale of our variable annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a selling firm or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

OTHER INFORMATION

Voting Rights
We will vote the shares of a Trust owned by Separate Account B according to your instructions. However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a Trust in our own right, we may decide to do so.

We determine the number of shares that you have in a subaccount by dividing the Contract's contract value in that subaccount by the net asset value of one share of the portfolio in which a subaccount invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a Trust shareholder meeting. We will ask you for voting instructions by mail at least 10 days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all contracts in that subaccount. We will also vote shares we hold in Separate Account B which are not attributable to contract owners in the same proportion. The effect of proportional voting is that a small number of contract owners may decide the outcome of a vote.

State Regulation
We are regulated by the Insurance Department of the State of Iowa. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. The Contract offered by this prospectus has been approved where required by those jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

Legal Proceedings
We are not aware of any pending legal proceedings that involve Separate Account B as a party.

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Directed Services LLC, the principal underwriter and distributor of the contract, is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Directed Services LLC is not involved in any legal proceeding that, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the contract.

FEDERAL TAX CONSIDERATIONS

Introduction
This section discusses our understanding of current federal income tax laws affecting the contract. Federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading it:

> Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract;
> Tax laws change. It is possible that a change in the future could affect contracts issued in the past;
> This section addresses some but not all applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes, or any other tax provisions; and
> We do not make any guarantee about the tax treatment of the contract or transactions involving the contract.

We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser.

Types of Contracts: Non-Qualified or Qualified
The Contract may be purchased on a non-tax-qualified basis (non-qualified contracts) or purchased on a tax-qualified basis (qualified contracts).

Non-qualified contracts are purchased with after tax contributions and are not related to retirement plans that receive special income tax treatment under the Tax Code.

Qualified Contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions to retirement plans that are intended to qualify for special income tax treatment under Sections 401, 408 or 408A, and some provisions of 403 and 457 of the Tax Code.

Effective January 1, 2009, except in the case of a rollover contribution as permitted under the Tax Code or as a result of an intra-plan exchange or plan-to-plan transfer described under the Final Regulations, contributions to a section 403(b) tax sheltered annuity contract may only be made by the Employer sponsoring the Plan under which the assets in your contract are covered subject to the applicable Treasury Regulations and only if the Company, in its sole discretion, agrees to be an approved provider.

Taxation of Non-Qualified Contracts

Premiums
You may not deduct the amount of your premiums to a non-qualified contract.

Taxation of Gains Prior to Distribution
Tax Code Section 72 governs taxation of annuities in general. We believe that if you are a natural person you will generally not be taxed on increases in the value of a non-qualified Contract until a distribution occurs or until annuity payments begin. This assumes that the Contract will qualify as an annuity contract for federal income tax purposes. For these purposes,

the agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:

Diversification. Tax Code Section 817(h) requires that in a nonqualified contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the Contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code Section 817(h) and by the Treasury in Reg. Sec. 1.817-5, which affects how the funds' assets may be invested. If it is determined, however, that your Contract does not satisfy the applicable diversification requirements and rulings because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate steps to bring your Contract into compliance with such regulations and rulings, and we reserve the right to modify your Contract as necessary to do so.

Investor Control. Although earnings under non-qualified contracts are generally not taxed until withdrawn, the Internal Revenue Service (IRS) has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the contract holder from being considered the federal tax owner of a pro rata share of the assets of the separate account.

Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires any non-qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The non-qualified Contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, we intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements.

Non-Natural Holders of a Non-Qualified Contract. If you are not a natural person, a non-qualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase in the contract value over the "investment in the contract" (generally, the premiums or other consideration you paid for the contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a non-natural person should consult with its tax adviser prior to purchasing the Contract. When the contract owner is not a natural person, a change in the annuitant is treated as the death of the contract owner.

Delayed Annuity Starting Date. If the Contract's annuity starting date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., after age 85), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includible in your income.

Taxation of Distributions

General. When a withdrawal from a non-qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the contract at that time. Investment in the contract is generally equal to the amount of all premiums to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a non-qualified Contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the contract (cost basis).

10% Penalty Tax. A distribution from a non-qualified Contract may be subject to a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

> made on or after the taxpayer reaches age 59½;
> made on or after the death of a contract owner (the annuitant if the contract owner is a non-natural person);
> attributable to the taxpayer's becoming disabled as defined in the Tax Code;
> made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
> the distribution is allocable to investment in the contract before August 14, 1982.

The 10% penalty does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax advisor regarding procedures for making Section 1035 exchanges.

If your Contract is purchased through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:

> First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into the Contract;
> Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
> Then, from any remaining "income on the contract;" and
> Lastly, from any remaining "investment in the contract."

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another contract will be tax-free. Pursuant to IRS guidance, receipt of partial withdrawals or surrenders from either the original contract or the new contract during the 180 day period beginning on the date of the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the partial withdrawal or surrender of the original contract will be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract and, if the partial exchange occurred prior to you reaching age 59½, may be subject to an additional 10% tax penalty. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise you to discuss any proposed 1035 exchange or subsequent distribution within 180 days of a partial exchange with your tax advisor prior to proceeding with the transaction.

Taxation of Annuity Payments. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each subsequent annuity payment is subject to tax as ordinary income.

On September 27, 2010, President Obama signed into law the Small Business Jobs Act of 2010, which included language that permits the partial annuitization of non-qualified annuities, effective for amounts received in taxable years beginning after December 31, 2010. The provision applies an exclusion ratio to any amount received as an annuity under a portion of an annuity provided that the annuity payments are made for a period of 10 years or more or for life. Please consult your tax adviser before electing a partial annuitization.

Death Benefits. Amounts may be distributed from a Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments. Special rules may apply to amounts distributed after a Beneficiary has elected to maintain Contract value and receive payments.

Different distribution requirements apply if your death occurs:

> After you begin receiving annuity payments under the Contract; or
> Before you begin receiving such distributions.

If your death occurs after you begin receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving annuity payments, your entire balance must be distributed within five years after the date of your death. For example, if you die on September 1, 2012, your entire balance must be distributed by August 31, 2017. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:

> Over the life of the designated beneficiary; or
> Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for the death of a contract owner.

The Contract offers a death benefit that may exceed the greater of the premium payments and the contract value. Certain charges are imposed with respect to the death benefit. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract.

Assignments and Other Transfers. A transfer, pledge or assignment of ownership of a non-qualified contract, the selection of certain annuity dates, or the designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. Anyone contemplating any such transfer, pledge, assignment, or designation or exchange, should consult a tax adviser regarding the potential tax effects of such a transaction.

Immediate Annuities. Under Section 72 of the Tax Code, an immediate annuity means an annuity (1) which is purchased with a single premium, (2) with annuity payments starting within one year from the date of purchase, and (3) which provides a series of substantially equal periodic payments made annually or more frequently. While this Contract is not designed as an immediate annuity, treatment as an immediate annuity would have significance with respect to exceptions from the 10% early withdrawal penalty, to contracts owned by non-natural persons, and for certain exchanges.

Multiple Contracts. Tax laws require that all non-qualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code Section 72(e) through the serial purchase of annuity contracts or otherwise.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a Contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact our Customer Service Center.

If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code Section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested transaction.

Taxation of Qualified Contracts

General

The Contracts are primarily designed for use with IRAs under Tax Code Sections 401, 408 or 408A, and some provisions of 403 and 457 (We refer to all of these as "qualified plans"). The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a Contract, or on annuity payments, depends on the type of retirement plan as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from: contributions in excess of specified limits; distributions before age 59½ (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some qualified plans may be subject to additional distribution or other requirements that are not incorporated into the Contract. No attempt is made to provide more than general information about the use of the Contracts with qualified plans. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under these qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless we consent.

Contract owners and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral

Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as guaranteed living benefits and/or death benefits or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

Section 401(a), 401(k), Roth 401(k), and 403(a) Plans. Sections 401(a), 401(k), and 403(a) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of Contracts to accumulate retirement savings under the plans. Employers intending to use the Contract with such plans should seek competent legal advice.

The contracts may also be available as a Roth 401(k), as described in Tax Code Section 402A, and we may set up accounts for you under the Contract for Roth 401(k) contributions ("Roth 401(k) accounts"). Tax Code Section 402A allows employees of certain private employers to contribute after-tax salary contributions to a Roth 401(k), which provides for tax-free distributions, subject to certain restrictions.

Individual Retirement Annuities. Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. If you make a tax-free rollover of a distribution from an IRA you may not make another tax-free rollover from the IRA within a 1-year period. Sales of the contract for use with IRAs may be subject to special requirements of the IRS.

The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Roth IRAs. Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA within a 1-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Sales of a contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Section 403(b) Tax-Sheltered Annuities. The contracts are no longer available for purchase as Tax Code section 403(b) tax-sheltered annuities. Existing contracts issued as Tax Code section 403(b) tax-sheltered annuities will continue to be maintained as such under the applicable rules and regulations.

The Treasury Department has issued regulations which generally take effect on January 1, 2009. Existing contracts will be modified as necessary to comply with these regulations where allowed, or where required by law in order to maintain their status as section 403(b) tax-sheltered annuities. The final regulations include: (a) the ability to terminate a 403(b) plan, which would entitle a participant to a distribution; (b) the revocation of IRS Revenue Ruling 90-24, and the resulting increase in restrictions on a participant's right to transfer his or her 403(b) accounts; and (3) the imposition of withdrawal restrictions on non-salary reduction contribution amounts, as well as other changes.

Contributions
In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. You should consult with your tax adviser in connection with contributions to a qualified contract.

Distributions – General
Certain tax rules apply to distributions from the Contract. A distribution is any amount taken from a Contract including withdrawals, annuity payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

Section 401(a), 401(k) and 403(a) Plans. Distributions from these plans are taxed as received unless one of the following is true:

> The distribution is an eligible rollover distribution and is directly transferred to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
>
> You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
>
> The distribution is a qualified health insurance premium of a retired safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

> part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
>
> a required minimum distribution under Tax Code Section 401(a)(9);
>
> a hardship withdrawal;
>
> otherwise excludable from income; or
>
> Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Contract used with a 401(a), 401(k) or 403(a) plan unless certain exceptions, including one or more of the following, have occurred:

> You have attained age 59½;
> You have become disabled, as defined in the Tax Code;
> You have died and the distribution is to your beneficiary;
> You have separated from service with the sponsor at or after age 55;
> The distribution amount is directly transferred into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;
> You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
> The distribution is made due to an IRS levy upon your plan;
> The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO); or
> The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006 (401(k) plans only).

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalties in other circumstances.

Individual Retirement Annuities. All distributions from an IRA are taxed as received unless either one of the following is true:

> The distribution is directly transferred to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or
> You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from an IRA unless certain exceptions, including one or more of the following, have occurred:

> You have attained age 59½;
> You have become disabled, as defined in the Tax Code;
> You have died and the distribution is to your beneficiary;
> The distribution amount is directly transferred into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;
> The distribution is made due to an IRS levy upon your plan; or
> The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006.

In addition, the 10% penalty tax does not apply to a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals, a qualified first-time home purchase, or for higher education expenses.

Roth IRAs. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

> Made after the five-taxable year period beginning with the first taxable year for which a contribution was made to a Roth IRA of the owner; and
> Made after you attain age 59½, die, become disabled as defined in the Tax Code, or for a qualified first-time home purchase.

If a distribution is not qualified, generally it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Roth IRA that is not a qualified distribution unless certain exceptions have occurred. In general, the exceptions for an IRA listed above also apply to a distribution from a Roth IRA that is not a qualified distribution or a rollover to a Roth IRA that is not a qualified rollover contribution. The 10% penalty tax is also waived on a distribution made from a Roth IRA to pay for health insurance premiums for certain unemployed individuals, used for a qualified first-time home purchase, or for higher education expenses.

403(b) Plans. Distributions from your contract are subject to the requirements of Code Section 403(b), the Treasury Regulations, and, if applicable, the Plan under which the assets in your contract are covered. In accordance with Code Section 403(b) and the Treasury Regulations, we have no responsibility or obligation to make any distribution (including distributions due to loans, annuity payouts, qualified domestic relations orders, hardship withdrawals and systematic distributions options) from your contract until we have received instructions or information from your Employer and/or its designee or, if permitted under Code Section 403(b) and the Treasury Regulations, you in a form acceptable to us and necessary for us to administer your contract in accordance with Code Section 403(b) the Treasury Regulations, and, if applicable, the Plan.

All distributions from these plans are taxed as received unless one of the following is true:

> The distribution is an eligible rollover distribution and is directly transferred to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
> You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
> The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

> Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
> A required minimum distribution under Tax Code section 401(a)(9);
> A hardship withdrawal;
> Otherwise excludable from income; or
> Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 403(b) plan, unless certain exceptions have occurred. In general, the exceptions for an IRA listed above also apply to a distribution from a 403(b) plan, plus in the event you have separated from service with the sponsor at or after age 55, or you have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary. In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Distribution of amounts restricted under Tax Code section 403(b)(11) may only occur upon your death, attainment of age 59½, severance from employment, disability or financial hardship. Such distributions remain subject to other applicable restrictions under the Tax Code and the regulations.

Lifetime Required Minimum Distributions (Sections 401(a), 401(k), Roth 401(k), 403(a), 403(b) and IRAs only).

To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. These rules may dictate the following:

> Start date for distributions;
> The time period in which all amounts in your account(s) must be distributed; and
> Distribution amounts.

Start Date and Time Period. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

> Over your life or the joint lives of you and your designated beneficiary; or
> Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime Required Minimum Distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your contract.

Required Distributions Upon Death (Sections 401(a), 401(k), Roth 401(k), 403(a), 403(b), IRAs and Roth IRAs Only). Different distribution requirements apply after your death, depending upon if you have been receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code Section 401(a)(9) provides specific rules for calculating the required minimum distributions after your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2012, your entire balance must be distributed to the designated beneficiary by December 31, 2017. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated beneficiary, then payments may be made over either of the following time frames:

> Over the life of the designated beneficiary; or
> Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

> December 31 of the calendar year following the calendar year of your death; or
> December 31 of the calendar year in which you would have attained age 70½.

No designated beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar containing the fifth anniversary of the contract owner's death.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

Withholding
Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), Roth 401(k), 403(a) and 403(b). Generally, distributions from these plans are subject to mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested distribution.

Assignment and Other Transfers

IRAS and Roth IRAs. The Tax Code does not allow a transfer or assignment of your rights under these contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a qualified tax adviser regarding the potential tax effects of such a transaction.

Section 403(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

> A plan participant as a means to provide benefit payments;
> An alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or
> The Company as collateral for a loan.

Tax Consequences of Living Benefits and Death Benefit

Living Benefits. Except as otherwise noted below, when a withdrawal from a nonqualified contract occurs under the MGWB rider, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any deferred sales charge) immediately before the distribution over the contract owner's investment in the contract at that time.

Investment in the contract is generally equal to the amount of all contributions to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments, or gifts, less the aggregate amount of non-taxable distributions previously made. For nonqualified contracts, the income on the contract for purposes of calculating the taxable amount of a distribution may be unclear. For example, the living benefits provided under the MGWB rider, as well as the market value adjustment, could increase the contract value that applies. Thus, the income on the contract could be higher than the amount of income that would be determined without regard to such a benefit. As a result, you could have higher amounts of income than will be reported to you. In addition, payments under any guaranteed payment phase of such riders after the contract value has been reduced to zero may be subject to the exclusion ratio rules under Tax Code Section 72(b) for tax purposes.

Enhanced Death Benefits. The Contract offers a death benefit that may exceed the greater of the premium payments and the contract value. It is possible that the IRS could characterize such a death benefit as other than an incidental death benefit. In addition, the provision of such benefits may result in currently taxable income to contract owners, and the presence of the death benefit could affect the amount of required minimum distributions. Finally, certain charges are imposed with respect to some of the available death benefits. It is possible those charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract.

Possible Changes in Taxation

Although the likelihood of legislative change and tax reform is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the Contract.

Same-Sex Marriages

Pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages currently are not recognized for purposes of federal law. Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Code sections 72(s) and 401(a)(9) are currently NOT available to a same-sex spouse. Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a qualified tax adviser. In certain states, to the extent that an annuity contract or certificate offers to spouses other rights or benefits that are not affected by DOMA, same-sex spouses remain entitled to such rights or benefits to the same extent as any Contract Owner's spouse.

Taxation of Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against the separate account (with respect to some or all of the Contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your account value invested in the subaccounts.

STATEMENT OF ADDITIONAL INFORMATION

Please tear off, complete and return the form below to order a free Statement of Additional Information for the Contracts offered under the prospectus. Send the form to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271.

‒ ‒

PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT B, ING GOLDENSELECT DVA PLUS 033-59261.

Please Print or Type:

_____
Name

_____
Street Address

_____
City, State, Zip

04/30/2012

‒ ‒

The following tables show the Condensed Financial Information (accumulation unit values for the periods indicated and number of units outstanding) by subaccount for a Contract with the lowest and highest combination of asset-based charges. This information is current through December 31, 2011, including portfolio names, and derives from the financial statements of the Separate Account, which together constitute the Separate Account's Condensed Financial Information. Portfolio name changes after December 31, 2011 are not reflected in the following information. Complete information is available in the SAI. Contact our Customer Service Center to obtain your copy free of charge. Please ask us about where you can find more timely information.

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2011, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of ING USA Separate Account B available under the Contract for the indicated periods.

Separate Account Annual Charges of 1.25%

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$10.36	$9.55	$8.00	$9.58						
Value at end of period	$9.86	$10.36	$9.55	$8.00						
Number of accumulation units outstanding at end of period	133,680	109,103	45,478	19,888						
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during November 2003)										
Value at beginning of period	$21.68	$17.36	$14.06	$19.82	$20.60	$17.48	$16.78	$13.87	$10.00	
Value at end of period	$20.09	$21.68	$17.36	$14.06	$19.82	$20.60	$17.48	$16.78	$13.87	
Number of accumulation units outstanding at end of period	7,319	7,580	7,961	9,230	10,528	17,062	12,301	8,283	12,504	
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$16.07	$13.92	$10.40	$18.38	$15.87	$14.42	$12.52			
Value at end of period	$15.43	$16.07	$13.92	$10.40	$18.38	$15.87	$14.42			
Number of accumulation units outstanding at end of period	297,798	327,232	356,883	411,910	404,210	289,769	216,279			
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
(Fund first available during 2004)										
Value at beginning of period	$11.24	$9.90	$7.72	$13.67	$13.67	$11.55	$11.07	$10.08		
Value at end of period	$11.17	$11.24	$9.90	$7.72	$13.67	$13.67	$11.55	$11.07		
Number of accumulation units outstanding at end of period	100,918	108,181	121,118	138,149	155,665	117,442	100,395	274,974		
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$9.69	$8.77	$7.20	$9.62						
Value at end of period	$9.66	$9.69	$8.77	$7.20						
Number of accumulation units outstanding at end of period	51,737	64,241	53,966	30,537						
ING AMERICAN FUNDS BOND PORTFOLIO										
(Funds were first received in this option during March 2008)										
Value at beginning of period	$10.28	$9.81	$8.86	$9.83						
Value at end of period	$10.73	$10.28	$9.81	$8.86						
Number of accumulation units outstanding at end of period	90,479	101,192	109,980	108,650						

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$10.62									
Value at end of period	$9.34									
Number of accumulation units outstanding at end of period	1,609									
ING AMERICAN FUNDS GROWTH PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$14.28	$12.25	$8.94	$16.25	$14.72	$13.60	$11.91	$10.78	$10.00	
Value at end of period	$13.43	$14.28	$12.25	$8.94	$16.25	$14.72	$13.60	$11.91	$10.78	
Number of accumulation units outstanding at end of period	775,607	853,553	968,968	1,107,754	1,166,093	958,952	815,397	625,575	112,382	
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$10.52									
Value at end of period	$8.83									
Number of accumulation units outstanding at end of period	8,075									
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$18.86	$17.90	$12.73	$22.41	$19.01	$16.26	$13.62	$11.62	$10.00	
Value at end of period	$15.94	$18.86	$17.90	$12.73	$22.41	$19.01	$16.26	$13.62	$11.62	
Number of accumulation units outstanding at end of period	318,091	348,712	367,386	406,419	428,086	345,741	269,279	302,519	126,233	
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.45	$12.09	$9.92							
Value at end of period	$12.50	$13.45	$12.09							
Number of accumulation units outstanding at end of period	17,151	13,876	13,501							
ING ARTIO FOREIGN PORTFOLIO										
Value at beginning of period	$14.48	$13.72	$11.56	$20.76	$18.05	$14.15	$12.42	$10.67	$8.23	$10.00
Value at end of period	$11.18	$14.48	$13.72	$11.56	$20.76	$18.05	$14.15	$12.42	$10.67	$8.23
Number of accumulation units outstanding at end of period	115,255	117,981	146,506	183,878	216,173	130,115	96,806	112,158	52,301	4,119
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.71	$10.18	$7.62	$13.14	$12.54	$11.02	$9.95			
Value at end of period	$12.83	$12.71	$10.18	$7.62	$13.14	$12.54	$11.02			
Number of accumulation units outstanding at end of period	94,226	96,813	104,384	98,513	100,200	55,109	18,568			
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.50	$10.89	$9.18	$13.04	$12.16	$10.81	$9.92	$9.75		
Value at end of period	$11.90	$11.50	$10.89	$9.18	$13.04	$12.16	$10.81	$9.92		
Number of accumulation units outstanding at end of period	44,322	44,644	55,678	54,801	46,973	48,700	35,793	24,849		
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.04	$10.60	$9.97							
Value at end of period	$12.21	$11.04	$10.60							
Number of accumulation units outstanding at end of period	127,882	142,911	37,847							
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.56	$10.32	$8.03	$13.34	$12.65	$11.96	$10.98	$9.99		
Value at end of period	$11.23	$11.56	$10.32	$8.03	$13.34	$12.65	$11.96	$10.98		
Number of accumulation units outstanding at end of period	71,989	51,290	47,131	46,310	70,250	29,742	33,842	71		

A 2

DVA Plus

Condensed Financial Information (continued)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period							$9.99	$6.51	$9.81	$11.45
Value at end of period							$6.51	$9.81	$11.45	$10.11
Number of accumulation units outstanding at end of period							44,807	67,035	72,817	87,072
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period					$11.46	$13.64	$12.48	$7.24	$9.54	$10.93
Value at end of period					$13.64	$12.48	$7.24	$9.54	$10.93	$10.22
Number of accumulation units outstanding at end of period					24,276	107,813	99,999	89,612	84,455	60,194
ING CLARION REAL ESTATE PORTFOLIO										
Value at beginning of period			$38.97	$53.02	$61.15	$83.11	$67.51	$40.99	$55.00	$69.52
Value at end of period			$53.02	$61.15	$83.11	$67.51	$40.99	$55.00	$69.52	$75.17
Number of accumulation units outstanding at end of period			106,213	79,153	80,669	66,635	49,340	42,205	31,594	27,477
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period					$9.44	$10.06	$10.23	$6.66	$8.20	$10.15
Value at end of period					$10.06	$10.23	$6.66	$8.20	$10.15	$9.75
Number of accumulation units outstanding at end of period					17,740	64,799	77,932	70,614	59,404	51,720
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during January 2006)										
Value at beginning of period					$10.13	$11.15	$11.46	$6.88	$8.94	$9.90
Value at end of period					$11.15	$11.46	$6.88	$8.94	$9.90	$9.31
Number of accumulation units outstanding at end of period					30,946	125,072	159,880	157,889	150,779	123,908
ING DFA WORLD EQUITY PORTFOLIO										
(Fund first available during October 2007)										
Value at beginning of period						$11.03	$10.41	$5.85	$7.04	$8.68
Value at end of period						$10.41	$5.85	$7.04	$8.68	$7.78
Number of accumulation units outstanding at end of period						79,048	109,782	93,776	110,448	106,390
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period								$9.99	$9.81	$8.81
Value at end of period								$9.81	$8.81	$7.19
Number of accumulation units outstanding at end of period								1,284	0	934
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
Value at beginning of period	$9.11	$7.26	$9.56	$11.72	$13.53	$14.96	$16.91	$10.16	$13.97	$17.70
Value at end of period	$7.26	$9.56	$11.72	$13.53	$14.96	$16.91	$10.16	$13.97	$17.70	$15.57
Number of accumulation units outstanding at end of period	52,084	44,499	38,198	213,623	198,145	330,637	243,970	238,063	203,999	174,083
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period					$9.98	$10.94	$11.09	$7.74	$10.10	$11.26
Value at end of period					$10.94	$11.09	$7.74	$10.10	$11.26	$11.40
Number of accumulation units outstanding at end of period					114,971	240,036	249,295	254,733	240,604	298,671
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period						$12.53	$11.90	$7.31	$9.14	$10.06
Value at end of period						$11.90	$7.31	$9.14	$10.06	$9.86
Number of accumulation units outstanding at end of period						151,725	165,455	149,113	136,290	125,064

DVA Plus

Condensed Financial Information (continued)

ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO

(Funds were first received in this option during May 2007)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$8.60	$7.86	$6.11	$9.62	$10.20					
Value at end of period	$8.38	$8.60	$7.86	$6.11	$9.62					
Number of accumulation units outstanding at end of period	691,365	743,528	787,679	823,534	715,454					

ING FTSE 100 INDEX® PORTFOLIO

(Funds were first received in this option during November 2009)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$11.04	$10.27	$10.28							
Value at end of period	$10.45	$11.04	$10.27							
Number of accumulation units outstanding at end of period	71	0	498							

ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)

(Funds were first received in this option during January 2011)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$9.96									
Value at end of period	$8.87									
Number of accumulation units outstanding at end of period	55,591									

ING GLOBAL RESOURCES PORTFOLIO (CLASS S)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$46.24	$38.50	$28.35	$48.66	$36.98	$30.84	$22.67	$21.58		
Value at end of period	$41.49	$46.24	$38.50	$28.35	$48.66	$36.98	$30.84	$22.67		
Number of accumulation units outstanding at end of period	40,916	51,265	63,970	65,053	65,346	51,318	48,204	48,611		

ING GROWTH AND INCOME PORTFOLIO (CLASS S)

(Funds were first received in this option during May 2008)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$8.82	$7.85	$6.11	$9.51						
Value at end of period	$8.67	$8.82	$7.85	$6.11						
Number of accumulation units outstanding at end of period	242,256	166,429	179,700	58,152						

ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)

(Funds were first received in this option during January 2011)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$9.99									
Value at end of period	$9.58									
Number of accumulation units outstanding at end of period	1,026,100									

ING HANG SENG INDEX PORTFOLIO

(Funds were first received in this option during June 2009)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$13.78	$12.98	$10.86							
Value at end of period	$11.10	$13.78	$12.98							
Number of accumulation units outstanding at end of period	8,328	28,020	9,425							

ING INDEX PLUS LARGECAP PORTFOLIO

(Fund first available during August 2003)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$10.02	$8.93	$7.35	$11.90	$11.50	$10.19	$9.81	$9.01	$10.00	
Value at end of period	$9.87	$10.02	$8.93	$7.35	$11.90	$11.50	$10.19	$9.81	$9.01	
Number of accumulation units outstanding at end of period	65,532	49,367	76,821	81,989	98,148	93,835	34,130	183,047	108,298	

ING INDEX PLUS MIDCAP PORTFOLIO

(Fund first available during November 2003)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$14.92	$12.43	$9.57	$15.57	$14.98	$13.90	$12.70	$11.05	$10.00	
Value at end of period	$14.53	$14.92	$12.43	$9.57	$15.57	$14.98	$13.90	$12.70	$11.05	
Number of accumulation units outstanding at end of period	82,774	81,101	94,168	115,067	136,812	138,286	105,445	222,237	111,247	

ING INDEX PLUS SMALLCAP PORTFOLIO

(Fund first available during November 2003)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$14.21	$11.75	$9.55	$14.58	$15.80	$14.10	$13.29	$11.06	$10.00	
Value at end of period	$13.89	$14.21	$11.75	$9.55	$14.58	$15.80	$14.10	$13.29	$11.06	
Number of accumulation units outstanding at end of period	57,544	60,478	72,831	78,223	103,530	106,404	89,405	184,418	108,271	

ING INTERMEDIATE BOND PORTFOLIO

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$13.43	$12.42	$11.30	$12.53	$12.00	$11.71	$11.52	$11.16	$10.65	$10.00
Value at end of period	$14.23	$13.43	$12.42	$11.30	$12.53	$12.00	$11.71	$11.52	$11.16	$10.65
Number of accumulation units outstanding at end of period	339,798	374,616	399,908	410,808	463,707	195,604	92,532	42,408	15,516	13,700

DVA Plus

A 4

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$8.12	$7.64	$7.05							
Value at end of period	$7.02	$8.12	$7.64							
Number of accumulation units outstanding at end of period	28,671	27,888	35,562							
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.07	$11.49	$9.06	$14.44	$14.96	$13.08	$12.80			
Value at end of period	$12.64	$13.07	$11.49	$9.06	$14.44	$14.96	$13.08			
Number of accumulation units outstanding at end of period	105,906	126,971	129,999	149,237	150,106	138,545	105,339			
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.42	$11.23	$9.29	$12.31	$12.07	$10.87	$10.16			
Value at end of period	$12.10	$12.42	$11.23	$9.29	$12.31	$12.07	$10.87			
Number of accumulation units outstanding at end of period	118,187	105,571	113,622	120,670	86,004	27,625	16,669			
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$30.13	$27.12	$22.16	$33.11	$32.68	$28.53	$26.25	$23.29	$18.45	$21.92
Value at end of period	$29.11	$30.13	$27.12	$22.16	$33.11	$32.68	$28.53	$26.25	$23.29	$18.45
Number of accumulation units outstanding at end of period	87,579	111,833	141,131	167,823	241,574	322,272	402,732	509,151	662,030	802,103
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Fund first received in this option during August 2010)										
Value at beginning of period	$11.07	$9.76								
Value at end of period	$9.43	$11.07								
Number of accumulation units outstanding at end of period	261	186								
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
Value at beginning of period	$25.00	$21.05	$12.42	$25.82	$18.88	$14.08	$10.57	$9.09	$6.28	$7.12
Value at end of period	$20.18	$25.00	$21.05	$12.42	$25.82	$18.88	$14.08	$10.57	$9.09	$6.28
Number of accumulation units outstanding at end of period	113,267	135,772	157,198	183,253	204,971	154,812	112,765	137,210	166,780	207,166
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$16.24	$13.37	$10.78	$16.30	$16.13					
Value at end of period	$16.33	$16.24	$13.37	$10.78	$16.30					
Number of accumulation units outstanding at end of period	80,922	59,613	54,776	54,946	1,025,862					
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$16.13	$12.89	$10.25	$14.82	$15.26	$13.25	$13.63	$10.41	$7.85	$10.00
Value at end of period	$15.71	$16.13	$12.89	$10.25	$14.82	$15.26	$13.25	$13.63	$10.41	$7.85
Number of accumulation units outstanding at end of period	82,903	71,558	65,391	76,585	99,454	86,447	71,069	70,555	24,875	6,459
ING LARGE CAP GROWTH PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$14.07	$12.47	$8.86	$12.39	$11.24	$10.78	$10.50	$9.46		
Value at end of period	$14.20	$14.07	$12.47	$8.86	$12.39	$11.24	$10.78	$10.50		
Number of accumulation units outstanding at end of period	43,272	19,306	8,260	2,608	2,616	3,963	4,122	3,737		
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.05									
Value at end of period	$10.07									
Number of accumulation units outstanding at end of period	31,803									
ING LIMITED MATURITY BOND PORTFOLIO										
Value at beginning of period	$23.89	$23.45	$22.16	$22.50	$21.54	$21.00	$20.93	$20.90	$20.58	$19.44
Value at end of period	$23.86	$23.89	$23.45	$22.16	$22.50	$21.54	$21.00	$20.93	$20.90	$20.58
Number of accumulation units outstanding at end of period	43,767	50,499	62,476	72,204	86,065	116,241	165,436	216,064	292,574	431,756

A 5

DVA Plus

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$17.26	$17.48	$17.65	$17.45	$16.83	$16.29	$16.04	$16.10	$16.18	$16.15
Value at end of period	$17.06	$17.26	$17.48	$17.65	$17.45	$16.83	$16.29	$16.04	$16.10	$16.18
Number of accumulation units outstanding at end of period	495,767	654,563	823,111	1,075,453	1,041,103	930,466	486,113	690,371	727,878	695,807
ING MARSICO GROWTH PORTFOLIO										
Value at beginning of period	$17.26	$14.59	$11.45	$19.43	$17.24	$16.63	$15.47	$13.92	$10.62	$15.28
Value at end of period	$16.77	$17.26	$14.59	$11.45	$19.43	$17.24	$16.63	$15.47	$13.92	$10.62
Number of accumulation units outstanding at end of period	110,156	128,844	161,520	182,116	240,344	279,095	337,544	409,584	500,524	566,759
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$27.52	$25.37	$21.79	$28.42	$27.67	$25.03	$24.63	$22.45	$19.47	$20.78
Value at end of period	$27.61	$27.52	$25.37	$21.79	$28.42	$27.67	$25.03	$24.63	$22.45	$19.47
Number of accumulation units outstanding at end of period	156,629	189,086	222,309	277,551	325,558	377,087	436,318	618,206	634,937	631,443
ING MFS UTILITIES PORTFOLIO (Fund first available during May 2005)										
Value at beginning of period	$16.79	$14.95	$11.40	$18.54	$14.74	$11.41	$9.98			
Value at end of period	$17.64	$16.79	$14.95	$11.40	$18.54	$14.74	$11.41			
Number of accumulation units outstanding at end of period	113,327	116,563	135,373	148,397	135,821	81,146	51,705			
ING MIDCAP OPPORTUNITIES PORTFOLIO (Fund first available during April 2004)										
Value at beginning of period	$11.90	$9.27	$6.66	$10.83	$8.74	$8.22	$7.56	$7.18		
Value at end of period	$11.66	$11.90	$9.27	$6.66	$10.83	$8.74	$8.22	$7.56		
Number of accumulation units outstanding at end of period	115,862	130,284	164,493	183,121	86	101	1,013	973		
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
Value at beginning of period	$17.70	$15.73	$12.36	$17.52	$16.18	$13.50	$12.28	$11.04	$8.86	$10.00
Value at end of period	$19.06	$17.70	$15.73	$12.36	$17.52	$16.18	$13.50	$12.28	$11.04	$8.86
Number of accumulation units outstanding at end of period	59,377	50,786	43,937	50,398	69,246	44,308	27,066	13,347	7,437	11,623
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO (Funds were first received in this option during June 2010)										
Value at beginning of period	$12.01	$10.14								
Value at end of period	$11.34	$12.01								
Number of accumulation units outstanding at end of period	5,562	4,822								
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S) (Fund first available during May 2005)										
Value at beginning of period	$16.29	$14.24	$10.35	$17.61	$16.77	$14.44	$12.91			
Value at end of period	$14.74	$16.29	$14.24	$10.35	$17.61	$16.77	$14.44			
Number of accumulation units outstanding at end of period	82,783	81,946	88,907	95,643	92,165	59,837	15,633			
ING PIMCO HIGH YIELD PORTFOLIO (Fund first available during May 2004)										
Value at beginning of period	$15.53	$13.76	$9.33	$12.20	$12.01	$11.16	$10.83	$10.00		
Value at end of period	$16.01	$15.53	$13.76	$9.33	$12.20	$12.01	$11.16	$10.83		
Number of accumulation units outstanding at end of period	201,810	181,198	184,808	235,758	322,944	335,972	413,587	585,689		
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$19.12	$17.98	$15.91	$15.46	$14.37	$13.95	$13.78	$13.31	$12.87	$11.99
Value at end of period	$19.54	$19.12	$17.98	$15.91	$15.46	$14.37	$13.95	$13.78	$13.31	$12.87
Number of accumulation units outstanding at end of period	645,457	664,081	654,166	648,191	596,758	348,132	347,304	488,955	336,101	223,689
ING PIONEER FUND PORTFOLIO (CLASS S) (Fund first available during May 2005)										
Value at beginning of period	$11.89	$10.39	$8.48	$13.15	$12.67	$10.99	$10.39			
Value at end of period	$11.21	$11.89	$10.39	$8.48	$13.15	$12.67	$10.99			
Number of accumulation units outstanding at end of period	37,100	39,556	37,919	38,598	43,128	41,720	38,485			

A 6

DVA Plus

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.99	$10.29	$8.33	$12.61	$12.10	$10.91	$9.95			
Value at end of period	$11.25	$11.99	$10.29	$8.33	$12.61	$12.10	$10.91			
Number of accumulation units outstanding at end of period	143,707	177,139	215,278	251,223	123,059	87,781	90,726			
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.86	$8.32	$8.25							
Value at end of period	$9.20	$8.86	$8.32							
Number of accumulation units outstanding at end of period	218,623	313,416	177,020							
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.33	$9.38	$9.22							
Value at end of period	$10.08	$10.33	$9.38							
Number of accumulation units outstanding at end of period	1,712,415	2,198,626	2,496,597							
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.56	$9.63	$9.50							
Value at end of period	$10.44	$10.56	$9.63							
Number of accumulation units outstanding at end of period	2,214,578	2,602,054	2,859,154							
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.67	$9.86	$9.75							
Value at end of period	$10.76	$10.67	$9.86							
Number of accumulation units outstanding at end of period	1,378,837	1,436,677	1,531,154							
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.11	$12.70	$10.85							
Value at end of period	$14.48	$14.11	$12.70							
Number of accumulation units outstanding at end of period	43,898	28,032	31,979							
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$9.06	$8.19	$6.72	$10.31						
Value at end of period	$9.14	$9.06	$8.19	$6.72						
Number of accumulation units outstanding at end of period	236,511	231,934	404,145	126,808						
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$13.75	$12.53	$10.80							
Value at end of period	$13.65	$13.75	$12.53							
Number of accumulation units outstanding at end of period	54,039	57,219	56,116							
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$16.17	$13.01	$10.83							
Value at end of period	$15.62	$16.17	$13.01							
Number of accumulation units outstanding at end of period	59,173	80,860	97,790							
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.44	$8.47	$6.14	$10.49						
Value at end of period	$10.10	$10.44	$8.47	$6.14						
Number of accumulation units outstanding at end of period	49,569	19,620	13,324	15,576						

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.84	$8.71	$6.98	$10.21						
Value at end of period	$10.26	$10.84	$8.71	$6.98						
Number of accumulation units outstanding at end of period	43,607	48,577	40,797	49,477						
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$9.67	$7.41	$5.74	$8.89	$8.20	$7.39	$6.87	$6.33	$4.63	$8.34
Value at end of period	$9.60	$9.67	$7.41	$5.74	$8.89	$8.20	$7.39	$6.87	$6.33	$4.63
Number of accumulation units outstanding at end of period	16,849	18,978	19,495	20,110	20,649	22,813	15,169	13,540	21,971	4,959
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$11.01	$8.99	$7.16	$9.41						
Value at end of period	$10.58	$11.01	$8.99	$7.16						
Number of accumulation units outstanding at end of period	36,646	25,619	15,014	12,098						
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
Value at beginning of period	$53.54	$47.55	$36.14	$50.48	$48.97	$43.26	$40.66	$35.31	$28.55	$28.77
Value at end of period	$54.41	$53.54	$47.55	$36.14	$50.48	$48.97	$43.26	$40.66	$35.31	$28.55
Number of accumulation units outstanding at end of period	176,320	193,449	219,556	245,136	270,888	261,429	300,782	325,318	385,166	435,649
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$32.01	$28.20	$22.85	$35.98	$35.36	$30.06	$29.29	$25.82	$20.89	$24.37
Value at end of period	$31.33	$32.01	$28.20	$22.85	$35.98	$35.36	$30.06	$29.29	$25.82	$20.89
Number of accumulation units outstanding at end of period	136,499	135,743	157,777	163,315	188,717	186,657	210,739	201,213	202,281	255,607
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$9.40	$8.16	$5.80	$10.18	$10.00					
Value at end of period	$9.16	$9.40	$8.16	$5.80	$10.18					
Number of accumulation units outstanding at end of period	44,457	24,295	23,559	12,230	41,124					
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.80	$12.28	$9.04	$18.13	$15.22	$12.43	$10.32			
Value at end of period	$11.94	$13.80	$12.28	$9.04	$18.13	$15.22	$12.43			
Number of accumulation units outstanding at end of period	65,828	70,471	89,629	116,880	132,084	109,286	51,614			
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.43	$9.73	$7.47	$12.74	$11.20	$10.12				
Value at end of period	$9.04	$10.43	$9.73	$7.47	$12.74	$11.20				
Number of accumulation units outstanding at end of period	88,235	98,706	101,897	119,244	52,781	6,280				
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
Value at beginning of period	$22.62	$21.26	$16.27	$27.31	$27.01	$22.43	$20.67	$18.87	$14.02	$17.78
Value at end of period	$21.06	$22.62	$21.26	$16.27	$27.31	$27.01	$22.43	$20.67	$18.87	$14.02
Number of accumulation units outstanding at end of period	96,897	109,196	123,651	147,158	176,510	163,002	185,032	263,691	344,197	392,630
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.13	$10.64	$10.21	$9.90						
Value at end of period	$11.76	$11.13	$10.64	$10.21						
Number of accumulation units outstanding at end of period	83,355	91,062	87,442	72,701						
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.63	$10.43	$8.02	$13.54	$13.59	$12.04	$11.18			
Value at end of period	$11.18	$11.63	$10.43	$8.02	$13.54	$13.59	$12.04			
Number of accumulation units outstanding at end of period	25,482	27,215	30,917	34,380	43,296	41,020	26,128			

DVA Plus

A 8

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$8.16	$7.81	$6.09	$9.68						
Value at end of period	$7.75	$8.16	$7.81	$6.09						
Number of accumulation units outstanding at end of period	44,878	31,323	44,930	24,117						
INVESCO V.I. LEISURE FUND										
Value at beginning of period	$12.55	$10.42	$7.95	$14.13	$14.43	$11.73	$12.02	$10.73	$8.45	$10.00
Value at end of period	$11.91	$12.55	$10.42	$7.95	$14.13	$14.43	$11.73	$12.02	$10.73	$8.45
Number of accumulation units outstanding at end of period	5,827	3,943	4,125	4,743	4,983	9,102	10,114	37,657	12,940	2,494
PROFUND VP BULL										
Value at beginning of period	$8.72	$7.84	$6.39	$10.37	$10.15	$9.04	$8.91	$8.29	$6.68	$8.90
Value at end of period	$8.61	$8.72	$7.84	$6.39	$10.37	$10.15	$9.04	$8.91	$8.29	$6.68
Number of accumulation units outstanding at end of period	0	0	0	107	1,910	10,138	18,382	44,221	27,246	8,557
PROFUND VP EUROPE 30										
Value at beginning of period	$9.63	$9.50	$7.27	$13.15	$11.62	$10.02	$9.38	$8.31	$6.07	$8.28
Value at end of period	$8.66	$9.63	$9.50	$7.27	$13.15	$11.62	$10.02	$9.38	$8.31	$6.07
Number of accumulation units outstanding at end of period	11,570	7,302	7,337	7,465	7,692	9,520	2,690	4,239	8,463	2,703
PROFUND VP RISING RATES OPPORTUNITY										
(Fund first available during October 2003)										
Value at beginning of period	$5.06	$6.11	$4.68	$7.64	$8.16	$7.50	$8.25	$9.37	$10.00	
Value at end of period	$3.13	$5.06	$6.11	$4.68	$7.64	$8.16	$7.50	$8.25	$9.37	
Number of accumulation units outstanding at end of period	8,180	6,149	6,889	7,279	11,240	23,153	29,960	37,895	6,934	

Separate Account Annual Charges of 1.75%

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.21	$9.47	$7.97	$10.04						
Value at end of period	$9.67	$10.21	$9.47	$7.97						
Number of accumulation units outstanding at end of period	1,024,482	1,130,871	1,025,896	167,445						
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during November 2003)										
Value at beginning of period	$20.85	$16.78	$13.66	$19.36	$20.22	$17.24	$16.64	$13.82	$10.00	
Value at end of period	$19.23	$20.85	$16.78	$13.66	$19.36	$20.22	$17.24	$16.64	$13.82	
Number of accumulation units outstanding at end of period	108,654	133,922	154,250	195,678	237,998	314,959	467,852	354,307	159,277	
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.97	$11.29	$8.48	$15.06	$13.07	$11.94	$10.23			
Value at end of period	$12.39	$12.97	$11.29	$8.48	$15.06	$13.07	$11.94			
Number of accumulation units outstanding at end of period	235,957	299,967	358,684	444,100	493,102	355,442	200,749			
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$10.71	$9.49	$7.43	$13.23	$13.30	$11.29	$10.88	$9.96	$7.79	$9.57
Value at end of period	$10.59	$10.71	$9.49	$7.43	$13.23	$13.30	$11.29	$10.88	$9.96	$7.79
Number of accumulation units outstanding at end of period	358,968	417,372	465,583	530,273	682,579	725,114	739,319	1,163,703	987,940	139,297

A 9

DVA Plus

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.56	$8.69	$7.17	$9.94						
Value at end of period	$9.48	$9.56	$8.69	$7.17						
Number of accumulation units outstanding at end of period	122,886	104,038	97,544	49,722						
ING AMERICAN FUNDS BOND PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$10.13	$9.72	$8.82	$10.00						
Value at end of period	$10.52	$10.13	$9.72	$8.82						
Number of accumulation units outstanding at end of period	242,027	296,209	349,941	208,410						
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$10.13									
Value at end of period	$9.29									
Number of accumulation units outstanding at end of period	10,513									
ING AMERICAN FUNDS GROWTH PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$13.76	$11.86	$8.70	$15.90	$14.48	$13.44	$11.83	$10.76	$10.00	
Value at end of period	$12.87	$13.76	$11.86	$8.70	$15.90	$14.48	$13.44	$11.83	$10.76	
Number of accumulation units outstanding at end of period	952,049	1,180,264	1,261,996	1,409,201	1,691,270	1,933,064	1,942,130	2,291,803	726,382	
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$10.07									
Value at end of period	$8.78									
Number of accumulation units outstanding at end of period	9,731									
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$18.17	$17.33	$12.39	$21.92	$18.69	$16.07	$13.53	$11.60	$10.00	
Value at end of period	$15.28	$18.17	$17.33	$12.39	$21.92	$18.69	$16.07	$13.53	$11.60	
Number of accumulation units outstanding at end of period	466,879	586,478	660,049	739,896	1,013,920	992,537	925,189	865,696	208,539	
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.29	$12.01	$9.91							
Value at end of period	$12.30	$13.29	$12.01							
Number of accumulation units outstanding at end of period	48,833	40,505	14,724							
ING ARTIO FOREIGN PORTFOLIO										
Value at beginning of period	$13.85	$13.20	$11.17	$20.17	$17.63	$13.89	$12.25	$10.58	$8.21	$10.00
Value at end of period	$10.64	$13.85	$13.20	$11.17	$20.17	$17.63	$13.89	$12.25	$10.58	$8.21
Number of accumulation units outstanding at end of period	301,164	375,812	437,339	452,645	550,366	494,600	338,367	330,064	22,762	9,890
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.35	$9.94	$7.48	$12.96	$12.43	$10.98	$9.90			
Value at end of period	$12.40	$12.35	$9.94	$7.48	$12.96	$12.43	$10.98			
Number of accumulation units outstanding at end of period	149,529	178,126	187,942	164,305	172,289	163,393	96,126			
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.12	$10.58	$8.97	$12.79	$12.00	$10.72	$9.88	$10.03		
Value at end of period	$11.44	$11.12	$10.58	$8.97	$12.79	$12.00	$10.72	$9.88		
Number of accumulation units outstanding at end of period	222,670	280,367	322,322	365,994	401,785	496,922	518,299	78,661		

A 10

DVA Plus

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$10.94	$10.56	$9.91							
Value at end of period	$12.05	$10.94	$10.56							
Number of accumulation units outstanding at end of period	226,173	158,549	99,495							
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
Value at beginning of period	$11.06	$9.93	$7.76	$12.96	$12.36	$11.74	$10.83	$9.92	$7.96	$10.00
Value at end of period	$10.70	$11.06	$9.93	$7.76	$12.96	$12.36	$11.74	$10.83	$9.92	$7.96
Number of accumulation units outstanding at end of period	262,165	301,246	351,371	382,379	460,434	568,420	650,446	67,045	120,271	16,838
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.29	$9.73	$6.49	$9.99						
Value at end of period	$9.92	$11.29	$9.73	$6.49						
Number of accumulation units outstanding at end of period	188,146	225,420	220,402	215,733						
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.67	$9.36	$7.14	$12.38	$13.59	$11.42				
Value at end of period	$9.93	$10.67	$9.36	$7.14	$12.38	$13.59				
Number of accumulation units outstanding at end of period	45,901	53,304	63,073	74,427	81,623	101,564				
ING CLARION REAL ESTATE PORTFOLIO										
Value at beginning of period	$62.12	$49.40	$37.00	$61.26	$75.80	$56.05	$48.85	$36.09	$26.67	$27.09
Value at end of period	$66.84	$62.12	$49.40	$37.00	$61.26	$75.80	$56.05	$48.85	$36.09	$26.67
Number of accumulation units outstanding at end of period	81,510	104,827	127,889	162,446	224,152	366,031	364,509	463,695	398,419	271,009
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$9.91	$8.05	$6.57	$10.15	$10.03	$10.05				
Value at end of period	$9.48	$9.91	$8.05	$6.57	$10.15	$10.03				
Number of accumulation units outstanding at end of period	91,440	104,288	127,896	147,871	176,039	103,094				
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during January 2006)										
Value at beginning of period	$9.64	$8.76	$6.77	$11.34	$11.08	$10.10				
Value at end of period	$9.03	$9.64	$8.76	$6.77	$11.34	$11.08				
Number of accumulation units outstanding at end of period	127,463	154,749	150,347	163,151	106,843	83,211				
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$8.53	$6.96	$5.81	$10.39	$10.02					
Value at end of period	$7.61	$8.53	$6.96	$5.81	$10.39					
Number of accumulation units outstanding at end of period	45,924	57,530	9,911	27,567	45,000					
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$8.75	$9.80	$10.14							
Value at end of period	$7.11	$8.75	$9.80							
Number of accumulation units outstanding at end of period	0	0	455							
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO										
Value at beginning of period	$16.81	$13.32	$9.74	$16.30	$14.49	$13.18	$11.47	$9.41	$7.17	$9.05
Value at end of period	$14.70	$16.81	$13.32	$9.74	$16.30	$14.49	$13.18	$11.47	$9.41	$7.17
Number of accumulation units outstanding at end of period	1,010,372	1,252,269	1,420,747	1,606,529	1,931,572	1,483,799	1,638,208	1,114,410	1,170,476	839,244
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$11.00	$9.91	$7.64	$10.99	$10.90	$9.99				
Value at end of period	$11.08	$11.00	$9.91	$7.64	$10.99	$10.90				
Number of accumulation units outstanding at end of period	280,115	297,547	368,963	326,241	270,226	142,742				

A 11

DVA Plus

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.88	$9.01	$7.25	$11.86	$12.53					
Value at end of period	$9.63	$9.88	$9.01	$7.25	$11.86					
Number of accumulation units outstanding at end of period	118,136	124,951	135,567	134,731	145,499					
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.44	$7.75	$6.05	$9.58	$10.09					
Value at end of period	$8.18	$8.44	$7.75	$6.05	$9.58					
Number of accumulation units outstanding at end of period	100,361	102,295	96,861	70,024	162,775					
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$10.97	$10.26	$10.65							
Value at end of period	$10.33	$10.97	$10.26							
Number of accumulation units outstanding at end of period	3,902	3,200	433							
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.88									
Value at end of period	$8.83									
Number of accumulation units outstanding at end of period	41,461									
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
Value at beginning of period	$41.33	$34.58	$25.59	$44.15	$33.72	$28.27	$20.89	$19.98		$13.49
Value at end of period	$36.89	$41.33	$34.58	$25.59	$44.15	$33.72	$28.27	$20.89		$13.36
Number of accumulation units outstanding at end of period	123,084	174,269	223,048	303,749	316,831	330,956	385,687	330,848		120,308
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.99									
Value at end of period	$9.54									
Number of accumulation units outstanding at end of period	684,332									
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$8.68	$7.77	$6.08	$9.95	$9.83					
Value at end of period	$8.49	$8.68	$7.77	$6.08	$9.95					
Number of accumulation units outstanding at end of period	2,742,774	2,224,320	2,512,614	2,172,969	1,532					
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.66	$12.93	$10.19							
Value at end of period	$10.95	$13.66	$12.93							
Number of accumulation units outstanding at end of period	9,738	27,622	8,843							
ING INDEX PLUS LARGECAP PORTFOLIO										
(Fund first available during August 2003)										
Value at beginning of period	$9.55	$8.56	$7.08	$11.51	$11.18	$9.96	$9.64	$8.90	$10.00	
Value at end of period	$9.35	$9.55	$8.56	$7.08	$11.51	$11.18	$9.96	$9.64	$8.90	
Number of accumulation units outstanding at end of period	118,011	161,651	185,662	219,708	256,881	267,971	299,598	548,608	275,705	
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$12.81	$10.72	$8.30	$13.57	$13.12	$12.24	$11.24	$9.69		
Value at end of period	$12.41	$12.81	$10.72	$8.30	$13.57	$13.12	$12.24	$11.24		
Number of accumulation units outstanding at end of period	30,163	39,171	70,781	117,089	171,859	108,782	138,848	430,312		

DVA Plus

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during June 2004)										
Value at beginning of period	$12.12	$10.07	$8.23	$12.63	$13.75	$12.33	$11.69	$10.25		
Value at end of period	$11.79	$12.12	$10.07	$8.23	$12.63	$13.75	$12.33	$11.69		
Number of accumulation units outstanding at end of period	16,126	22,717	31,227	43,054	86,144	116,901	147,078	345,339		
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$12.85	$11.95	$10.93	$12.17	$11.72	$11.50	$11.37	$11.06	$10.62	$10.00
Value at end of period	$13.55	$12.85	$11.95	$10.93	$12.17	$11.72	$11.50	$11.37	$11.06	$10.62
Number of accumulation units outstanding at end of period	472,680	519,722	557,196	570,876	646,304	443,958	453,906	447,751	277,417	218,867
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$8.01	$7.57	$6.05	$8.67						
Value at end of period	$6.89	$8.01	$7.57	$6.05						
Number of accumulation units outstanding at end of period	34,798	42,289	32,930	3,329						
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.99	$10.60	$8.39	$13.44	$14.00	$12.30	$12.10			
Value at end of period	$11.53	$11.99	$10.60	$8.39	$13.44	$14.00	$12.30			
Number of accumulation units outstanding at end of period	320,523	359,615	378,272	415,402	485,537	527,949	578,971			
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.07	$10.96	$9.12	$12.14	$11.96	$10.83	$10.35			
Value at end of period	$11.70	$12.07	$10.96	$9.12	$12.14	$11.96	$10.83			
Number of accumulation units outstanding at end of period	148,295	188,722	222,360	306,848	94,763	108,471	56,894			
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$27.58	$24.95	$20.49	$30.77	$30.53	$26.79	$24.77	$22.09	$17.58	$20.99
Value at end of period	$26.51	$27.58	$24.95	$20.49	$30.77	$30.53	$26.79	$24.77	$22.09	$17.58
Number of accumulation units outstanding at end of period	281,912	337,800	388,816	443,563	540,794	677,536	747,521	841,483	841,519	616,373
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$11.00	$9.85	$9.77							
Value at end of period	$9.33	$11.00	$9.85							
Number of accumulation units outstanding at end of period	2,041	5,714	378							
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
Value at beginning of period	$23.42	$19.82	$11.76	$24.56	$18.05	$13.53	$10.21	$8.83	$6.13	$6.98
Value at end of period	$18.81	$23.42	$19.82	$11.76	$24.56	$18.05	$13.53	$10.21	$8.83	$6.13
Number of accumulation units outstanding at end of period	180,430	206,305	304,281	378,645	501,622	526,429	569,209	414,950	410,102	256,922
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$10.28	$8.51	$6.89	$9.89						
Value at end of period	$10.28	$10.28	$8.51	$6.89						
Number of accumulation units outstanding at end of period	60,593	63,348	46,439	16,589						
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$15.44	$12.40	$9.91	$14.40	$14.91	$13.01	$13.63	$10.32	$7.83	$10.00
Value at end of period	$14.96	$15.44	$12.40	$9.91	$14.40	$14.91	$13.01	$13.63	$10.32	$7.83
Number of accumulation units outstanding at end of period	170,175	191,942	155,530	185,036	234,079	289,126	304,044	434,570	299,555	72,176
ING LARGE CAP GROWTH PORTFOLIO										
(Fund first available during October 2004)										
Value at beginning of period	$13.60	$12.11	$8.66	$12.16	$11.09	$10.69	$10.46	$9.58		
Value at end of period	$13.66	$13.60	$12.11	$8.66	$12.16	$11.09	$10.69	$10.46		
Number of accumulation units outstanding at end of period	103,158	58,940	68,312	15,517	452	7,870	13,402	4,715		

Condensed Financial Information (continued)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period										$10.05
Value at end of period										$10.02
Number of accumulation units outstanding at end of period										176,268
ING LIMITED MATURITY BOND PORTFOLIO										
Value at beginning of period	$18.15	$19.12	$19.32	$19.25	$19.22	$19.61	$20.38	$19.97	$21.03	$21.31
Value at end of period	$19.12	$19.32	$19.25	$19.22	$19.61	$20.38	$19.97	$21.03	$21.31	$21.18
Number of accumulation units outstanding at end of period	1,001,053	1,037,485	644,003	502,204	374,384	290,852	219,747	176,680	146,749	122,106
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$15.06	$15.01	$14.86	$14.73	$14.88	$15.30	$15.78	$15.88	$15.65	$15.38
Value at end of period	$15.01	$14.86	$14.73	$14.88	$15.30	$15.78	$15.88	$15.65	$15.38	$15.12
Number of accumulation units outstanding at end of period	1,590,576	1,545,927	1,213,060	616,216	726,596	811,220	1,879,418	1,166,416	840,172	598,840
ING MARSICO GROWTH PORTFOLIO										
Value at beginning of period	$14.84	$10.27	$13.39	$14.79	$15.83	$16.32	$18.31	$10.73	$13.61	$16.02
Value at end of period	$10.27	$13.39	$14.79	$15.83	$16.32	$18.31	$10.73	$13.61	$16.02	$15.48
Number of accumulation units outstanding at end of period	1,379,116	1,718,678	1,545,306	1,378,150	1,188,362	1,004,788	831,820	678,195	625,390	547,117
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$20.03	$18.68	$21.42	$23.39	$23.65	$26.01	$26.57	$20.27	$23.49	$25.35
Value at end of period	$18.68	$21.42	$23.39	$23.65	$26.01	$26.57	$20.27	$23.49	$25.35	$25.30
Number of accumulation units outstanding at end of period	1,806,441	2,962,240	2,918,631	2,268,000	1,803,704	1,473,826	1,157,196	1,002,840	849,458	690,798
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period				$10.11	$11.37	$14.61	$18.29	$11.19	$14.60	$16.31
Value at end of period				$11.37	$14.61	$18.29	$11.19	$14.60	$16.31	$17.05
Number of accumulation units outstanding at end of period				299,953	371,440	492,070	300,770	243,983	222,450	185,601
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during April 2004)										
Value at beginning of period			$7.07	$7.42	$8.03	$8.49	$10.47	$6.40	$8.87	$11.33
Value at end of period			$7.42	$8.03	$8.49	$10.47	$6.40	$8.87	$11.33	$11.05
Number of accumulation units outstanding at end of period			183,674	176,312	127,480	99,085	1,136,532	1,022,912	913,587	781,461
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
Value at beginning of period	$10.00	$8.83	$10.95	$12.12	$13.25	$15.80	$17.03	$11.95	$15.13	$16.94
Value at end of period	$8.83	$10.95	$12.12	$13.25	$15.80	$17.03	$11.95	$15.13	$16.94	$18.15
Number of accumulation units outstanding at end of period	53,323	242,169	354,307	339,825	332,645	280,577	225,513	203,385	202,527	169,004
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period								$8.81	$10.60	$11.87
Value at end of period								$10.60	$11.87	$11.15
Number of accumulation units outstanding at end of period								6,048	5,692	24,032
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period				$11.08	$11.94	$13.79	$14.41	$8.43	$11.54	$13.13
Value at end of period				$11.94	$13.79	$14.41	$8.43	$11.54	$13.13	$11.82
Number of accumulation units outstanding at end of period				14,539	49,426	53,080	63,473	57,061	48,642	43,199
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period			$10.00	$10.79	$11.07	$11.84	$11.97	$9.11	$13.37	$15.01
Value at end of period			$10.79	$11.07	$11.84	$11.97	$9.11	$13.37	$15.01	$15.40
Number of accumulation units outstanding at end of period			2,556,237	1,906,679	1,629,201	1,353,495	1,037,282	886,425	863,810	726,481

Condensed Financial Information (continued)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$11.56	$12.34	$12.70	$13.08	$13.17	$13.50	$14.46	$14.80	$16.64	$17.61
Value at end of period	$12.34	$12.70	$13.08	$13.17	$13.50	$14.46	$14.80	$16.64	$17.61	$17.91
Number of accumulation units outstanding at end of period	1,446,385	2,257,025	2,353,927	1,574,541	1,411,736	1,431,076	1,830,575	2,035,987	1,722,139	1,411,067
ING PIONEER FUND PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period				$10.48	$10.95	$12.57	$12.97	$8.32	$10.15	$11.55
Value at end of period				$10.95	$12.57	$12.97	$8.32	$10.15	$11.55	$10.83
Number of accumulation units outstanding at end of period				238,162	212,294	198,883	167,298	153,889	124,360	100,791
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period				$10.04	$10.87	$12.00	$12.44	$8.17	$10.05	$11.65
Value at end of period				$10.87	$12.00	$12.44	$8.17	$10.05	$11.65	$10.87
Number of accumulation units outstanding at end of period				1,230,020	1,051,006	892,352	1,217,638	1,113,811	924,260	759,847
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period								$8.25	$8.31	$8.81
Value at end of period								$8.31	$8.81	$9.10
Number of accumulation units outstanding at end of period								363,340	367,431	279,668
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period								$9.21	$9.37	$10.27
Value at end of period								$9.37	$10.27	$9.97
Number of accumulation units outstanding at end of period								1,317,406	1,232,540	1,055,184
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period								$9.49	$9.62	$10.50
Value at end of period								$9.62	$10.50	$10.32
Number of accumulation units outstanding at end of period								746,997	667,671	699,255
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period								$9.75	$9.85	$10.60
Value at end of period								$9.85	$10.60	$10.64
Number of accumulation units outstanding at end of period								958,263	916,906	888,475
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period								$9.95	$12.66	$13.99
Value at end of period								$12.66	$13.99	$14.28
Number of accumulation units outstanding at end of period								419,483	369,472	320,643
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period							$10.28	$6.69	$8.12	$8.94
Value at end of period							$6.69	$8.12	$8.94	$8.97
Number of accumulation units outstanding at end of period							38,475	1,134,062	998,454	785,637
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period								$10.85	$12.48	$13.63
Value at end of period								$12.48	$13.63	$13.46
Number of accumulation units outstanding at end of period								1,930	1,463	15,071

DVA Plus

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$16.03	$12.96	$10.40							
Value at end of period	$15.40	$16.03	$12.96							
Number of accumulation units outstanding at end of period	322,879	415,384	463,277							
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.30	$8.39	$6.11	$10.64						
Value at end of period	$9.91	$10.30	$8.39	$6.11						
Number of accumulation units outstanding at end of period	61,315	78,462	47,716	20,592						
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.69	$8.63	$6.95	$10.16						
Value at end of period	$10.07	$10.69	$8.63	$6.95						
Number of accumulation units outstanding at end of period	136,727	186,026	156,359	190,367						
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$9.20	$7.09	$5.52	$8.60	$7.97	$7.22	$6.75	$6.25	$4.59	$8.31
Value at end of period	$9.09	$9.20	$7.09	$5.52	$8.60	$7.97	$7.22	$6.75	$6.25	$4.59
Number of accumulation units outstanding at end of period	247,873	286,727	320,361	376,713	459,626	564,312	678,759	812,724	952,613	454,392
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$10.86	$8.91	$7.13	$9.79						
Value at end of period	$10.39	$10.86	$8.91	$7.13						
Number of accumulation units outstanding at end of period	55,529	44,468	65,135	49,665						
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
Value at beginning of period	$47.85	$42.71	$32.62	$45.81	$44.67	$39.65	$37.46	$32.69	$26.57	$26.91
Value at end of period	$48.38	$47.85	$42.71	$32.62	$45.81	$44.67	$39.65	$37.46	$32.69	$26.57
Number of accumulation units outstanding at end of period	730,033	894,237	1,034,928	1,168,272	1,535,092	1,758,893	1,977,649	2,090,601	2,065,649	1,345,841
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$28.61	$25.33	$20.63	$32.65	$32.25	$27.56	$26.99	$23.91	$19.44	$22.79
Value at end of period	$27.86	$28.61	$25.33	$20.63	$32.65	$32.25	$27.56	$26.99	$23.91	$19.44
Number of accumulation units outstanding at end of period	469,128	539,055	601,838	691,572	865,803	1,042,643	1,177,282	1,402,760	1,278,747	773,224
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$9.23	$8.05	$5.75	$10.15	$10.11					
Value at end of period	$8.94	$9.23	$8.05	$5.75	$10.15					
Number of accumulation units outstanding at end of period	95,002	109,783	80,480	16,757	9,218					
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.41	$11.99	$8.87	$17.88	$15.09	$12.39	$10.14			
Value at end of period	$11.55	$13.41	$11.99	$8.87	$17.88	$15.09	$12.39			
Number of accumulation units outstanding at end of period	155,542	171,109	200,319	254,172	318,925	316,462	339,789			
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.18	$9.55	$7.37	$12.63	$11.16	$10.02				
Value at end of period	$8.79	$10.18	$9.55	$7.37	$12.63	$11.16				
Number of accumulation units outstanding at end of period	107,339	138,277	140,510	133,335	68,022	10,499				
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
Value at beginning of period	$20.60	$19.46	$14.97	$25.26	$25.10	$20.96	$19.41	$17.80	$13.29	$16.95
Value at end of period	$19.09	$20.60	$19.46	$14.97	$25.26	$25.10	$20.96	$19.41	$17.80	$13.29
Number of accumulation units outstanding at end of period	248,042	296,746	357,836	401,370	489,370	584,766	682,575	753,550	805,342	592,153

DVA Plus

A 16

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$10.98	$10.55	$10.17	$9.82						
Value at end of period	$11.54	$10.98	$10.55	$10.17						
Number of accumulation units outstanding at end of period	254,563	212,507	223,479	374,087						
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.51	$9.47	$7.33	$12.43	$12.53	$11.16	$10.77			
Value at end of period	$10.05	$10.51	$9.47	$7.33	$12.43	$12.53	$11.16			
Number of accumulation units outstanding at end of period	3,219	4,046	4,589	4,610	6,458	13,639	30,728			
ING WISDOM TREE^SM GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$8.04	$7.73	$6.06	$9.95						
Value at end of period	$7.60	$8.04	$7.73	$6.06						
Number of accumulation units outstanding at end of period	37,366	38,074	36,994	51,243						
INVESCO V.I. LEISURE FUND										
Value at beginning of period	$12.01	$10.03	$7.69	$13.73	$14.10	$11.51	$11.86	$10.64	$8.42	
Value at end of period	$11.34	$12.01	$10.03	$7.69	$13.73	$14.10	$11.51	$11.86	$10.64	
Number of accumulation units outstanding at end of period	61,355	86,531	100,598	109,828	123,832	161,708	203,281	255,487	231,095	
PROFUND VP BULL										
Value at beginning of period	$8.30	$7.50	$6.14	$10.03	$9.86	$8.83	$8.74	$8.18	$6.63	$8.87
Value at end of period	$8.15	$8.30	$7.50	$6.14	$10.03	$9.86	$8.83	$8.74	$8.18	$6.63
Number of accumulation units outstanding at end of period	48,533	67,290	71,655	77,466	102,754	215,771	304,922	518,311	467,546	185,752
PROFUND VP EUROPE 30										
Value at beginning of period	$9.17	$9.09	$6.99	$12.71	$11.29	$9.78	$9.21	$8.20	$6.02	$8.25
Value at end of period	$8.21	$9.17	$9.09	$6.99	$12.71	$11.29	$9.78	$9.21	$8.20	$6.02
Number of accumulation units outstanding at end of period	33,595	41,583	47,001	51,597	69,260	148,846	186,919	140,140	190,714	105,640
PROFUND VP RISING RATES OPPORTUNITY										
(Fund first available during October 2003)										
Value at beginning of period	$4.88	$5.91	$4.55	$7.47	$8.02	$7.41	$8.19	$9.35	$10.00	
Value at end of period	$3.00	$4.88	$5.91	$4.55	$7.47	$8.02	$7.41	$8.19	$9.35	
Number of accumulation units outstanding at end of period	22,697	25,407	24,973	26,319	32,185	61,675	193,952	282,310	74,879	

DVA Plus

The Investment Portfolios

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract. They are listed in this appendix, plus any Fixed Interest Allocation that is available. You bear the entire investment risk for amounts you allocate to any investment portfolio, and you may lose your principal.

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges and expenses of the funds carefully before investing. Please refer to the fund prospectuses for this and additional information.

Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge, from our Customer Service Center at the address and telephone number listed in the prospectus, by accessing the SEC's web site or by contacting the SEC Public Reference Room. If you received a summary prospectus for any of the funds available through your contract, you may also obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Certain funds are designated as "Master-Feeder" or "fund of funds." Funds offered in a Master-Feeder structure (such as the American Funds) or fund of funds structure (such as the Retirement Funds) may have higher fees and expenses than a fund that invests directly in debt and equity securities.

Consult with your investment professional to determine if the investment portfolios may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

The following table reflects a name change.

Fund Name Change	
Former Fund Name	*Current Fund Name*
ING Baron Small Cap Growth Portfolio	ING Baron Growth Portfolio

Fund Name and Investment Adviser/Subadviser	Investment Objective
BlackRock Global Allocation V.I. Fund **Investment Adviser:** BlackRock Advisors, LLC **Investment Subadviser:** BlackRock Investment Management, LLC; BlackRock International Limited	Seeks to provide high total return through a fully managed investment policy utilizing U.S. and foreign equity, debt and money market instruments, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing market and economic trends.
ING American Funds Asset Allocation Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research and Management Company^{SM}	Seeks high total return (including income and capital gains) consistent with preservation of capital over the long term.
ING American Funds Bond Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research and Management Company^{SM}	Seeks to provide as high a level of current income as is consistent with the preservation of capital.
ING American Funds Global Growth and Income Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research and Management Company^{SM}	Seeks to provide you with long-term growth of capital while providing current income.
ING American Funds International Growth and Income Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research and Management Company^{SM}	Seeks to provide you with long-term growth of capital while providing current income.
ING American Funds International Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research and Management Company^{SM}	Seeks to provide you with long-term growth of capital.
ING American Funds World Allocation Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks long-term growth of capital.
ING Baron Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
ING BlackRock Health Sciences Opportunities Portfolio **Investment Adviser: Directed Services LLC** **Investment Subadviser:** BlackRock Advisors, LLC	Seeks long-term capital growth.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING BlackRock Inflation Protected Bond Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** BlackRock Financial Management Inc.	A *non-diversified* Portfolio that seeks to maximize real return, consistent with preservation of real capital and prudent investment management.
ING BlackRock Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** BlackRock Investment Management, LLC	Seeks long-term growth of capital.
ING BlackRock Science and Technology Opportunities Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** BlackRock Advisors, LLC	Seeks long-term capital appreciation.
ING Davis New York Venture Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Davis Selected Advisers, L.P.	Seeks long-term growth of capital.
ING DFA World Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Dimensional Fund Advisors LP	Seeks long-term capital appreciation.
ING EURO STOXX 50® Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the EURO STOXX 50® Index.
ING FMR^{SM} Diversified Mid Cap Portfolio* **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Fidelity Management & Research Company * FMR^{SM} is a service mark of Fidelity Management & Research Company	Seeks long-term growth of capital.
ING Franklin Income Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Franklin Advisers, Inc.	Seeks to maximize income while maintaining prospects for capital appreciation.
ING Franklin Mutual Shares Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Franklin Mutual Advisers, LLC	Seeks capital appreciation and secondarily, income.
ING Franklin Templeton Founding Strategy Portfolio **Investment Adviser:** Directed Services LLC	Seeks capital appreciation and secondarily, income.

Fund Name and Investment Adviser/Subadviser	Investment Objective

ING FTSE 100 Index® Portfolio
 	
  Investment Adviser: ING Investments, LLC
  Investment Subadviser: ING Investment Management Co. LLC
	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the FTSE 100 Index®.

ING Global Resources Portfolio
 	
  Investment Adviser: Directed Services, LLC
  Investment Subadviser: ING Investment Management Co. LLC
	Seeks long-term capital appreciation.

ING Growth and Income Portfolio
 	
  Investment Adviser: ING Investments, LLC
  Investment Subadviser: ING Investment Management Co.LLC
	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

ING Hang Seng Index Portfolio
 	
  Investment Adviser: ING Investments, LLC
  Investment Subadviser: ING Investment Management Co. LLC
	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Hang Seng Index.

ING Intermediate Bond Portfolio
 	
  Investment Adviser: ING Investments, LLC
  Investment Subadviser: ING Investment Management Co. LLC
	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

ING International Index Portfolio
 	
  Investment Adviser: ING Investments, LLC
  Investment Subadviser: ING Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted International Index.

ING Invesco Van Kampen Comstock Portfolio
 	
  Investment Adviser: Directed Services LLC
  Investment Subadviser: Invesco Advisers, Inc.
	Seeks capital growth and income.

ING Invesco Van Kampen Equity and Income Portfolio
 	
  Investment Adviser: Directed Services LLC
  Investment Subadviser: Invesco Advisers, Inc.
	Seeks total return, consisting of long-term capital appreciation and current income.

ING Invesco Van Kampen Growth and Income Portfolio
 	
  Investment Adviser: Directed Services LLC
  Investment Subadviser: Invesco Advisers, Inc.
	Seeks long-term growth of capital and income.

ING Japan TOPIX Index® Portfolio
 	
  Investment Adviser: ING Investments, LLC
  Investment Subadviser: ING Investment Management Co. LLC
	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Tokyo Stock Price Index®.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING JPMorgan Emerging Markets Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING JPMorgan Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
ING JPMorgan Small Cap Core Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
ING Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital growth.
ING Large Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks growth of capital and current income.
ING Liquid Assets Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks a high level of current income consistent with the preservation of capital and liquidity.
ING Marsico Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Marsico Capital Management, LLC	Seeks capital appreciation.
ING MFS Total Return Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital and secondarily, seeks reasonable opportunity for growth of capital and income.
ING MFS Utilities Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Massachusetts Financial Services Company	Seeks total return.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING MidCap Opportunities Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital appreciation.
ING Morgan Stanley Global Franchise Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Morgan Stanley Investment Management Inc.	A *non-diversified* Portfolio that seeks long-term capital appreciation.
ING Oppenheimer Active Allocation Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** OppenheimerFunds, Inc.	Seeks long-term growth of capital with a secondary objective of current income.
ING Oppenheimer Global Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
ING PIMCO High Yield Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING PIMCO Total Return Bond Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING Pioneer Fund Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING Pioneer Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pioneer Investment Management, Inc.	Seeks capital appreciation.
ING Retirement Conservative Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a conservative level of risk relative to the other ING Retirement Portfolios.
ING Retirement Growth Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Growth Portfolio.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Retirement Moderate Growth Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Portfolio but less than that of ING Retirement Growth Portfolio.
ING Retirement Moderate Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Conservative Portfolio but less than that of ING Retirement Moderate Growth Portfolio.
ING Russell™ Large Cap Growth Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.
ING Russell™ Large Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.
ING Russell™ Large Cap Value Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.
ING Russell™ Mid Cap Growth Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.
ING Russell™ Mid Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index.
ING Russell™ Small Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.
ING Small Company Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Templeton Foreign Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.
ING Templeton Global Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Templeton Global Advisors Limited	Seeks capital appreciation. Current income is only an incidental consideration.
ING T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
ING T. Rowe Price Equity Income Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING T. Rowe Price Growth Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital growth, and secondarily, increasing dividend income.
ING T. Rowe Price International Stock Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
ING U.S. Bond Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Barclays Capital U.S. Aggregate Bond Index.
ING WisdomTree[SM] Global High-Yielding Equity Index Portfolio* **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC * WisdomTree[SM] is a servicemark of WisdomTree Investments	Seeks investment returns that closely correspond to the price and yield performance, (before fees and expenses) of the WisdomTree[SM] Global High-Yielding Equity Index.

"Standard & Poor's[®]", "S&P[®]", "S&P 500[®]", "Standard & Poor's 500", and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by ING USA Annuity and Life Insurance Company. The product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the product.

The Hang Seng Index (the "Index") is published and compiled by Hang Seng Indexes Company Limited pursuant to a license from Hang Seng Data Services Limited. The mark and name of the Hang Seng Index are proprietary to Hang Seng Data Services Limited. Hang Seng Indexes Company Limited and Hang Seng Data Services Limited have agreed to the use of, and

reference to, the Index by ING Investments, LLC and ING Investment Management Co. LLC in connection with ING Hang Seng Index Portfolio (the "Product"), BUT NEITHER HANG SENG INDEXES COMPANY LIMITED NOR HANG SENG DATA SERVICES LIMITED WARRANTS OR REPRESENTS OR GUARANTEES TO ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON: (i) THE ACCURACY OR COMPLETENESS OF ANY OF THE INDEX AND ITS COMPUTATION OR ANY INFORMATION RELATED THERETO; OR (ii) THE FITNESS OR SUITABILITY FOR ANY PURPOSE OF ANY OF THE INDEX OR ANY COMPONENT OR DATA COMPRISED IN IT; OR (iii) THE RESULTS WHICH MAY BE OBTAINED BY ANY PERSON FROM THE USE OF ANY OF THE INDEX OR ANY COMPONENT OR DATA COMPRISED IN IT FOR ANY PURPOSE, AND NO WARRANTY OR REPRESENTATION OR GUARANTEE OF ANY KIND WHATSOEVER RELATING TO THE INDEX IS GIVEN OR MAY BE IMPLIED.

TO THE EXTENT PERMITTED BY APPLICABLE LAW, NO RESPONSIBILITY OR LIABILITY IS ACCEPTED BY HANG SENG INDEXES COMPANY LIMITED OR HANG SENG DATA SERVICES LIMITED: (i) IN RESPECT OF THE USE OF AND/OR REFERENCE TO THE INDEX BY ING INVESTMENTS, LLC AND ING INVESTMENT MANAGEMENT CO. LLC IN CONNECTION WITH THE PRODUCT; OR (ii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES OR ERRORS OF HANG SENG INDEXES COMPANY LIMITED IN THE COMPUTATION OF THE INDEX; OR (iii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES, ERRORS OR INCOMPLETENESS OF ANY INFORMATION USED IN CONNECTION WITH THE COMPUTATION OF THE INDEX WHICH IS SUPPLIED BY ANY OTHER PERSON; OR (iv) FOR ANY ECONOMIC OR OTHER LOSS WHICH MAY BE DIRECTLY OR INDIRECTLY SUSTAINED BY ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON DEALINGWITH THE PRODUCT AS A RESULT OF ANY OF THE AFORESAID, AND NO CLAIMS, ACTIONS OR LEGAL PROCEEDINGS MAY BE BROUGHT AGAINST HANG SENG INDEXES COMPANY LIMITED AND/OR HANG SENG DATA SERVICES LIMITED in connection with the Product in any manner whatsoever by any broker, holder or other person dealing with the Product. Any broker, holder or other person dealing with the Product does so therefore in full knowledge of this disclaimer and can place no reliance whatsoever on Hang Seng Indexes Company Limited and Hang Seng Data Services Limited. For the avoidance of doubt, this disclaimer does not create any contractual or quasi-contractual relationship between any broker, holder or other person and Hang Seng Indexes Company Limited and/or Hang Seng Data Services Limited and must not be construed to have created such relationship.

Fixed Account I

Fixed Account I ("Fixed Account") is an optional fixed interest allocation offered during the accumulation phase of your variable annuity contract between you and ING USA Annuity and Life Insurance Company ("ING USA," the "Company," "we" or "our"). The Fixed Account, which is a segregated asset account of ING USA, provides a means for you to invest on a tax-deferred basis and earn a guaranteed interest for guaranteed interest periods (Fixed Interest Allocation(s)). We will credit your Fixed Interest Allocation(s) with a fixed rate of interest. We currently offer Fixed Interest Allocations with guaranteed interest periods of 5, 7 and 10 years. In addition, we may offer DCA Fixed Interest Allocations, which are 6-month and 1-year Fixed Interest Allocations available exclusively in connection with our dollar cost averaging program. We may offer additional guaranteed interest periods in some or all states, may not offer all guaranteed interest periods on all contracts or in all states and the rates for a given guaranteed interest period may vary among contracts. We set the interest rates periodically. We may credit a different interest rate for each interest period. The interest you earn in the Fixed Account, as well as your principal, is guaranteed by ING USA, as long as you do not take your money out before the maturity date for the applicable interest period. If you take your money out from a Fixed Interest Allocation more than 30 days before the applicable maturity date, we will apply a market value adjustment ("Market Value Adjustment"). A Market Value Adjustment could increase or decrease your contract value and/or the amount you take out. A surrender charge may also apply to withdrawals from your contract. You bear the risk that you may receive less than your principal because of the Market Value Adjustment.

For contracts sold in some states, not all Fixed Interest Allocations are available. You have a right to return a contract for a refund as described in the prospectus.

The Fixed Account
You may allocate premium payments and transfer your Contract value to the guaranteed interest periods of the Fixed Account during the accumulation period as described in the prospectus. Every time you allocate money to the Fixed Account, we set up a Fixed Interest Allocation for the guaranteed interest period you select. We will credit your Fixed Interest Allocation with a guaranteed interest rate for the interest period you select, so long as you do not withdraw money from that Fixed Interest Allocation before the end of the guaranteed interest period. Each guaranteed interest period ends on its maturity date, which is the last day of the month in which the interest period is scheduled to expire.

Your Contract value in the Fixed Account is the sum of your Fixed Interest Allocations and the interest credited as adjusted for any withdrawals, transfers or other charges we may impose, including any Market Value Adjustment. Your Fixed Interest Allocation will be credited with the guaranteed interest rate in effect for the guaranteed interest period you selected when we receive and accept your premium or reallocation of Contract value. We will credit interest daily at a rate that yields the quoted guaranteed interest rate.

If you surrender, withdraw, transfer or annuitize your investment in a Fixed Interest Allocation more than 30 days before the end of the guaranteed interest period, we will apply a Market Value Adjustment to the transaction. A Market Value Adjustment could increase or decrease the amount you surrender, withdraw, transfer or annuitize, depending on current interest rates at the time of the transaction. You bear the risk that you may receive less than your principal because of the Market Value Adjustment.

Guaranteed Interest Rates
Each Fixed Interest Allocation will have an interest rate that is guaranteed as long as you do not take your money out until its maturity date. We do not have a specific formula for establishing the guaranteed interest rates for the different guaranteed interest periods. We determine guaranteed interest rates at our sole discretion. We cannot predict the level of future interest rates. For more information see the prospectus for the Fixed Account.

Transfers from a Fixed Interest Allocation
You may transfer your Contract value in a Fixed Interest Allocation to one or more new Fixed Interest Allocations with new guaranteed interest periods, or to any of the subaccounts of ING USA's Separate Account B as described in the prospectus on the maturity date of a guaranteed interest period. The minimum amount that you can transfer to or from any Fixed Interest Allocation is $100. Transfers from a Fixed Interest Allocation may be subject to a Market Value Adjustment. If you have a special Fixed Interest Allocation that was offered exclusively with our dollar cost averaging program, canceling dollar cost averaging will cause a transfer of the entire Contract value in such Fixed Interest Allocation to the Liquid Assets subaccount, and such a transfer will be subject to a Market Value Adjustment.

Please be aware that the benefit we pay under certain optional benefit riders will be adjusted by any transfers you make to and from the Fixed Interest Allocations during specified periods while the rider is in effect.

Withdrawals from a Fixed Interest Allocation
During the accumulation phase, you may withdraw a portion of your Contract value in any Fixed Interest Allocation. You may make systematic withdrawals of only the interest earned during the prior month, quarter or year, depending on the frequency chosen, from a Fixed Interest Allocation under our systematic withdrawal option. A withdrawal from a Fixed Interest Allocation may be subject to a Market Value Adjustment and a contract surrender charge. Be aware that withdrawals may have federal income tax consequences, including a 10% penalty tax, as well as state income tax consequences.

Please be aware that the benefit we pay under any of the optional benefit riders will be reduced by any withdrawals you made from the Fixed Interest Allocations during the period while the rider is in effect.

Market Value Adjustment
A Market Value Adjustment may decrease, increase or have no effect on your Contract value. We will apply a Market Value Adjustment (i) whenever you withdraw or transfer money from a Fixed Interest Allocation (unless made within 30 days before the maturity date of the applicable guaranteed interest period, or under the systematic withdrawal or dollar cost averaging program) and (ii) if on the annuity start date a guaranteed interest period for any Fixed Interest Allocation does not end on or within 30 days of the annuity start date.

A Market Value Adjustment may be positive, negative or result in no change. In general, if interest rates are rising, you bear the risk that any Market Value Adjustment will likely be negative and reduce your Contract value. On the other hand, if interest rates are falling, it is more likely that you will receive a positive Market Value Adjustment that increases your Contract value. In the event of a full surrender, transfer or annuitization from a Fixed Interest Allocation, we will add or subtract any Market Value Adjustment from the amount surrendered, transferred or annuitized. In the event of a partial withdrawal, transfer or annuitization, we will add or subtract any Market Value Adjustment from the total amount withdrawn, transferred or annuitized in order to provide the amount requested. If a negative Market Value Adjustment exceeds your Contract value in the Fixed Interest Allocation, we will consider your request to be a full surrender, transfer or annuitization of the Fixed Interest Allocation.

Contract Value in the Fixed Interest Allocations
On the contract date, the Contract value in any Fixed Interest Allocation in which you are invested is equal to the portion of the initial premium paid and designated for allocation to the Fixed Interest Allocation. On each business day after the contract date, we calculate the amount of Contract value in each Fixed Interest Allocation as follows:

    (1)   We take the Contract value in the Fixed Interest Allocation at the end of the preceding business day.
    (2)   We credit a daily rate of interest on (1) at the guaranteed rate since the preceding business day.
    (3)   We add (1) and (2).
    (4)   We subtract from (3) any transfers from that Fixed Interest Allocation.
    (5)   We subtract from (4) any withdrawals, and then subtract any contract fees (including any rider charges) and premium taxes.

Additional premium payments and transfers allocated to the Fixed Account will be placed in a new Fixed Interest Allocation. The Contract value on the date of allocation will be the amount allocated. Several examples, which illustrate how the Market Value Adjustment works are included in the prospectus for the Fixed Account.

Cash Surrender Value
The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value of amounts allocated to the Fixed Account will fluctuate daily based on the interest credited to Fixed Interest Allocations, any Market Value Adjustment, and any surrender charge. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your Contract value, then we adjust for any Market Value Adjustment, and then we deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee (unless waived), and any optional benefit rider charge, and any other charges incurred but not yet deducted.

Dollar Cost Averaging from Fixed Interest Allocations
You may elect to participate in our dollar cost averaging program from a Fixed Account Interest Allocation with a guaranteed interest period of 1 year or less. The Fixed Interest Allocations serve as the source accounts from which we will, on a monthly

basis, automatically transfer a set dollar amount of money to other Fixed Interest Allocations or contract investment portfolio subaccounts selected by you.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

You elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. You may change the transfer amount once each contract year.

Transfers from a Fixed Interest Allocation under the dollar cost averaging program are not subject to a Market Value Adjustment.

We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program or otherwise modify, suspend or terminate this program. Of course, such change will not affect any dollar cost averaging programs in operation at the time.

Suspension of Payments
We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

More Information
See the prospectus for Fixed Account I.

Fixed Interest Division

A Fixed Interest Division option is available through the group and individual deferred variable annuity contracts offered by ING USA Annuity and Life Insurance Company. The Fixed Interest Division is part of the ING USA General Account. Interests in the Fixed Interest Division have not been registered under the Securities Act of 1933, and neither the Fixed Interest Division nor the General Account are registered under the Investment Company Act of 1940.

Interests in the Fixed Interest Division are offered in certain states through an Offering Brochure, dated April 30, 2012. The Fixed Interest Division is different from the Fixed Account which is described in the prospectus but which is not available in your state. If you are unsure whether the Fixed Account is available in your state, please contact our Customer Service Center at (800) 366-0066. When reading through the Prospectus, the Fixed Interest Division should be counted among the various investment options available for the allocation of your premiums, in lieu of the Fixed Account. The Fixed Interest Division may not be available in some states. Some restrictions may apply.

You will find more complete information relating to the Fixed Interest Division in the Offering Brochure. Please read the Offering Brochure carefully before you invest in the Fixed Interest Division.

Surrender Charge for Excess Withdrawals Example

The following assumes you made an initial premium payment of $25,000 and additional premium payments of $25,000 in each of the second and third contract years, for total premium payments under the Contract of $75,000. It also assumes a withdrawal at the beginning of the fifth contract year of 30% of the contract value of $90,000.

In this example, $13,500 (15% of $90,000) is maximum free withdrawal amount that you may withdraw during the contract year without a surrender charge. The total withdrawal would be $27,000 ($90,000 x .30). Therefore, $13,500 ($27,000 - $13,500) is considered an excess withdrawal and would be subject to a 4% surrender charge of $540 ($13,500 x .04). This example does not take into account any Market Value Adjustment or deduction of any premium taxes.

Statement of Additional Information

ING GOLDENSELECT DVA PLUS

Deferred Combination Variable and Fixed Annuity Contract

Issued by
SEPARATE ACCOUNT B

of
ING USA ANNUITY AND LIFE INSURANCE COMPANY

This Statement of Additional Information is not a prospectus. The information contained herein should be read in conjunction with the Prospectus for the ING USA Annuity and Life Insurance Company Deferred Variable Annuity Contract, which is referred to herein. The Prospectus sets forth information that a prospective investor ought to know before investing. For a copy of the Prospectus, send a written request to ING USA Annuity and Life Insurance Company, Customer Service Center, P.O. Box 9271 Des Moines, Iowa 50306-9271 or telephone 1-800-366-0066, or access the SEC's website (http://www.sec.gov).

DATE OF PROSPECTUS AND
STATEMENT OF ADDITIONAL INFORMATION:

April 30, 2012

Table of Contents

Introduction
This Statement of Additional Information provides background information regarding Separate Account B.

Description of ING USA Annuity and Life Insurance Company
ING USA Annuity and Life Insurance Company ("ING USA") is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. ING USA is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion Connecticut"), which in turn is a wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. ING USA is authorized to sell insurance and annuities in all states, except New York and the District of Columbia. ING USA's financial statements appear in the Statement of Additional Information.

ING USA is authorized to do business in all jurisdictions except New York. ING USA offers variable insurance products. ReliaStar Life Insurance Company of New York ("RLNY"), an affiliate of ING USA, is licensed to do variable annuity business in the state of New York.

Separate Account B of ING USA Annuity and Life Insurance Company
Separate Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contracts. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions or under all contracts.

Safekeeping of Assets
ING USA acts as its own custodian for Separate Account B.

Experts
The statements of assets and liabilities of Separate Account B as of December 31, 2011, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the financial statements of the Company as of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

Distribution of Contracts
The offering of contracts under the prospectus associated with this Statement of Additional Information is continuous. Directed Services LLC, an affiliate of ING USA, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products (the "variable insurance products") issued by ING USA. The contracts are distributed through registered representatives of other broker-dealers who have entered into selling agreements with Directed Services LLC. For the years ended 2011, 2010 and 2009 commissions paid by ING USA, including amounts paid by its affiliated Company, RLNY, to Directed Services LLC aggregated $218,345,765, $219,973,598 and $275,329,257, respectively. All commissions received by the distributor were passed through to the broker-dealers who sold the contracts. Directed Services LLC is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478.

Under a management services agreement, last amended in 1995, ING USA provides to Directed Services LLC certain of its personnel to perform management, administrative and clerical services and the use of certain facilities. ING USA charges Directed Services LLC for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable, and the remainder allocated based on the estimated amount of time spent by ING USA's employees on behalf of Directed Services LLC. In the opinion of management, this method of cost allocation is reasonable. However effective January 1, 2010, this management services agreement was changed to an arms-length pricing agreement, whereas ING USA now receives a monthly fee from Directed Services LLC based on annual contractual rates by fund. This fee, calculated as a percentage of average assets in the variable separate accounts, was $143,404,615, $146,897,323 and $123,231,239 for the years ended 2011, 2010 and 2009, respectively.

Published Ratings
From time to time, the rating of ING USA as an insurance company by A.M. Best may be referred to in advertisements or in reports to contract owners. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's ratings range from A+ + to F. An A++ and A+ ratings mean, in the opinion of A.M. Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

Accumulation Unit Value
The calculation of the Accumulation Unit Value ("AUV") is discussed in the prospectus and below. Note that in your Contract, accumulation unit value is referred to as the Index of Investment Experience. The following illustrations show a calculation of a new AUV and the purchase of Units (using hypothetical examples). Note that the examples below do not reflect the mortality and expense risk charge for this product and are for illustration purposes only. Complete AUV information for the AUVs calculated for this Contract is available in this SAI following the financial statements of the separate account.

ILLUSTRATION OF CALCULATION OF AUV
EXAMPLE 1.

1. AUV, beginning of period	$10.00
2. Value of securities, beginning of period	$10.00
3. Change in value of securities	$0.10
4. Gross investment return (3) divided by (2)	0.01
5. Less daily mortality and expense charge	0.00004280
6. Less asset based administrative charge	0.00000411
7. Net investment return (4) minus (5) minus (6)	0.009953092
8. Net investment factor (1.000000) plus (7)	1.009953092
9. AUV, end of period (1) multiplied by (8)	$10.09953092

ILLUSTRATION OF PURCHASE OF UNITS (ASSUMING NO STATE PREMIUM TAX)
EXAMPLE 2.

1. Initial premium payment	$1,000
2. AUV on effective date of purchase (see Example 1)	$10.00
3. Number of units purchased (1) divided by (2)	100
4. AUV for valuation date following purchase (see Example 1)	$10.09953092
5. Contract Value in account for valuation date following purchase (3) multiplied by (4)	$1,009.95

Performance Information
From time to time, we may advertise or include in reports to contract owner's performance information for the subaccounts of Separate Account B, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Except for the ING Liquid Assets Portfolio subaccount, quotations of yield for the subaccounts will be based on all investment income per unit (contract value divided by the accumulation unit) earned during a given 30-day period, less expenses accrued during such period. Information on standard total average annual return performance will include average annual rates of total return for 1-, 5- and 10-year periods, or lesser periods depending on how long Separate Account B has been investing in the portfolio. We may show other total returns for periods of less than one year. We will base total return figures on the actual historic performance of the subaccounts of Separate Account B, assuming an investment at the beginning of the period when the separate account first invested in the portfolios, and withdrawal of the investment at the end of the period, adjusted to reflect the deduction of all applicable portfolio and current contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures which assume no withdrawals at the end of the period will reflect all recurring charges. In addition, we may present historic performance data for the investment portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts of Separate Account B. This data is designed to show the performance that would have resulted if the Contract had been in existence before the separate account began investing in the portfolios.

Current yield for the ING Liquid Assets Portfolio subaccount is based on income received by a hypothetical investment over a given 7-day period, less expenses accrued, and then "annualized" (i.e., assuming that the 7-day yield would be received for 52 weeks). We calculate "effective yield" for the Liquid Assets subaccount in a manner similar to that used to calculate yield, but when annualized, the income earned by the investment is assumed to be reinvested. The "effective yield" will thus be slightly higher than the "yield" because of the compounding effect of earnings. We calculate quotations of yield for the remaining subaccounts on all investment income per accumulation unit earned during a given 30-day period, after subtracting fees and expenses accrued during the period, assuming the selection of the Max 7 Enhanced Death Benefit and the MGIB optional benefit rider. **You should be aware that there is no guarantee that the ING Liquid Assets Portfolio subaccount will have a positive or level return.**

We may compare performance information for a subaccount to: (i) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, or any other applicable market indices, (ii) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies), or any other rating service, and (iii) the Consumer Price Index (measure for inflation) to determine the real rate of return of an investment in the Contract. Our reports and promotional literature may also contain other information including the ranking of any subaccount based on rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by similar rating services.

Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the investment portfolio and market conditions. Please keep in mind that past performance is not a guarantee of future results.

Other Information

Registration statements have been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the registration statements, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

Financial Statements of ING USA Annuity and Life Insurance Company

The audited financial statements of ING USA Annuity and Life Insurance Company are listed below and are included in this Statement of Additional Information:

Report of Independent Registered Public Accounting Firm
Balance Sheets as of December 31, 2011 and 2010
Statements of Operations for the years ended December 31, 2011, 2010, and 2009
Statements of Comprehensive Income for the years ended December 31, 2011, 2010, and 2009
Statements of Changes in Shareholder's Equity for the years ended December 31, 2011, 2010, and 2009
Statements of Cash Flows for the years ended December 31, 2011, 2010, and 2009
Notes to Financial Statements

Financial Statements of Separate Account B

The audited financial statements of Separate Account B are listed below and are included in this Statement of Additional Information:

Report of Independent Registered Public Accounting Firm
Statements of Assets and Liabilities as of December 31, 2011
Statements of Operations for the year ended December 31, 2011
Statements of Changes in Net Assets for the years ended December 31, 2011 and 2010
Notes to Financial Statements

Condensed Financial Information (Accumulation Unit Values)

ING USA Annuity and Life Insurance Company

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING USA Annuity and Life Insurance Company

We have audited the accompanying balance sheets of ING USA Annuity and Life Insurance Company as of December 31, 2011 and 2010, and the related statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ING USA Annuity and Life Insurance Company at December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 2009 the Company changed its method of accounting for the recognition and presentation of other-than-temporary impairments.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 27, 2012

ING USA Annuity and Life Insurance Company

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Balance Sheets

(In millions, except share data)

	As of December 31,	
	2011	**2010**
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value		
(amortized cost of $20,062.4 at 2011 and $20,237.9 at 2010)	$ 21,345.7	$ 20,917.5
Fixed maturities at fair value using the fair value option	335.0	237.7
Equity securities, available-for-sale, at fair value		
(cost of $26.7 at 2011 and $59.2 at 2010)	27.7	66.1
Short-term investments	2,397.0	939.2
Mortgage loans on real estate	3,137.3	2,967.9
Policy loans	112.0	122.1
Loan - Dutch State obligation	658.2	843.9
Limited partnerships/corporations	305.4	295.8
Derivatives	1,670.7	293.1
Other investments	82.2	82.1
Securities pledged (amortized cost of $965.0 at 2011		
and $886.6 at 2010)	1,012.8	889.4
Total investments	31,084.0	27,654.8
Cash and cash equivalents	121.2	71.5
Short-term investments under securities loan agreement,		
including collateral delivered	248.3	145.1
Accrued investment income	233.3	233.4
Receivable for securities sold	32.4	16.9
Premium receivable	28.2	38.0
Deposits and reinsurance recoverable	4,068.1	3,481.4
Deferred policy acquisition costs, Value of business acquired,		
and Sales inducements to contract owners	3,974.9	3,889.0
Short-term loan to affiliate	535.9	593.6
Due from affiliates	363.5	90.5
Current income taxes recoverable from Parent	204.0	-
Other assets	385.8	422.3
Assets held in separate accounts	39,356.9	44,413.3
Total assets	$ 80,636.5	$ 81,049.8

The accompanying notes are an integral part of these financial statements

ING USA Annuity and Life Insurance Company

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Balance Sheets

(In millions, except share data)

	As of December 31,	
	2011	2010
Liabilities and Shareholder's Equity		
Future policy benefits and claims reserves	$ 27,970.2	$ 27,137.3
Payable for securities purchased	0.4	3.1
Payables under securities loan agreement,		
including collateral held	1,069.4	203.0
Long-term debt	435.0	435.0
Due to affiliates	128.9	120.3
Funds held under reinsurance treaties with affiliates	5,456.4	3,498.2
Current income taxes payable to Parent	-	79.2
Deferred income taxes	418.9	181.0
Other liabilities	814.4	744.2
Liabilities related to separate accounts	39,356.9	44,413.3
Total liabilities	75,650.5	76,814.6
Shareholder's equity:		
Common stock (250,000 shares authorized, issued		
and outstanding; $10 per share value)	2.5	2.5
Additional paid-in capital	5,971.6	5,921.7
Accumulated other comprehensive income (loss)	435.2	132.3
Retained earnings (deficit)	(1,423.3)	(1,821.3)
Total shareholder's equity	4,986.0	4,235.2
Total liabilities and shareholder's equity	$ 80,636.5	$ 81,049.8

The accompanying notes are an integral part of these financial statements

ING USA Annuity and Life Insurance Company

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Statements of Operations
(In millions)

		Years Ended December 31,			
		2011		**2010**	**2009**
Revenues:					
Net investment income	$	1,409.3	$	1,356.4	$ 1,412.4
Fee income		1,079.4		1,091.3	943.2
Premiums		456.2		280.6	786.1
Net realized capital gains (losses):					
Total other-than-temporary impairment losses		(201.5)		(300.1)	(538.9)
Portion of other-than-temporary impairment losses					
recognized in Other comprehensive income (loss)		21.1		105.7	49.3
Net other-than-temporary impairments recognized in earnings		(180.4)		(194.4)	(489.6)
Other net realized capital gains (losses)		922.5		(611.3)	(2,007.5)
Total net realized capital gains (losses)		742.1		(805.7)	(2,497.1)
Other income		0.7		-	0.9
Total revenues		3,687.7		1,922.6	645.5
Benefits and expenses:					
Interest credited and other benefits to contract owners		3,044.9		985.0	682.4
Operating expenses		437.1		428.4	386.1
Net amortization of deferred policy acquisition					
costs and value of business acquired		(236.5)		411.6	(362.2)
Interest expense		31.7		32.1	32.9
Other expense		11.4		39.3	39.6
Total benefits and expenses		3,288.6		1,896.4	778.8
Income (loss) before income taxes		399.1		26.2	(133.3)
Income tax expense (benefit)		1.1		(55.1)	(136.5)
Net income	$	398.0	$	81.3	$ 3.2

The accompanying notes are an integral part of these financial statements

ING USA Annuity and Life Insurance Company

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Statements of Comprehensive Income

(In millions)

	For Years Ended December 31,		
	2011	2010	2009
Net income	$ 398.0	$ 81.3	$ 3.2
Other comprehensive income, before tax:			
Change in unrealized gains on securities	314.4	762.6	1,744.6
Change in other-than-temporary impairment losses	29.0	(6.9)	(100.1)
Pension and other post-employment benefit liability	1.0	0.9	(0.6)
Other comprehensive income, before tax	344.4	756.6	1,643.9
Income tax expense related to items			
of other comprehensive income	(41.5)	(91.8)	(511.0)
Other comprehensive income, after tax	302.9	664.8	1,132.9
Comprehensive income	$ 700.9	$ 746.1	$ 1,136.1

The accompanying notes are an integral part of these financial statements

C-6

ING USA Annuity and Life Insurance Company

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Statements of Changes in Shareholder's Equity
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2009	$ 2.5	$ 4,335.4	$ (1,353.4)	$ (2,217.8)	$ 766.7
Cumulative effect of change in accounting principle, net of deferred policy acquisition costs and tax	-	-	(312.0)	312.0	-
Comprehensive income:					
Net income	-	-	-	3.2	3.2
Other comprehensive income, after tax	-	-	1,132.9	-	1,132.9
Total comprehensive income					1,136.1
Capital contribution from Parent	-	835.0	-	-	835.0
Employee share-based payments	-	2.3	-	-	2.3
Balance at December 31, 2009	2.5	5,172.7	(532.5)	(1,902.6)	2,740.1
Comprehensive income:					
Net income	-	-	-	81.3	81.3
Other comprehensive income, after tax	-	-	664.8	-	664.8
Total comprehensive income					746.1
Contribution of capital	-	749.0	-	-	749.0
Balance at December 31, 2010	2.5	5,921.7	132.3	(1,821.3)	4,235.2
Comprehensive income:					
Net income	-	-	-	398.0	398.0
Other comprehensive income, after tax	-	-	302.9	-	302.9
Total comprehensive income					700.9
Contribution of capital	-	44.0	-	-	44.0
Employee share-based payments	-	5.9	-	-	5.9
Balance at December 31, 2011	$ 2.5	$ 5,971.6	$ 435.2	$ (1,423.3)	$ 4,986.0

The accompanying notes are an integral part of these financial statements

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Statements of Cash Flows
(In millions)

	Years Ended December 31,		
	2011	2010	2009
Cash Flows from Operating Activities:			
Net income	$ 398.0	$ 81.3	$ 3.2
Adjustments to reconcile net income (loss) to			
net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs			
and sales inducements	(170.3)	(244.3)	(477.4)
Net amortization of deferred policy acquisition costs,			
value of business acquired, and sales inducements	(213.6)	522.5	(584.7)
Net accretion/decretion of discount/premium	65.7	44.1	55.2
Future policy benefits, claims reserves, and			
interest credited	1,639.9	1,114.5	1,203.5
Provision for deferred income taxes	196.9	(678.0)	220.6
Net realized capital losses	(742.1)	805.7	2,497.1
Change in:			
Accrued investment income	0.1	(46.1)	27.2
Reinsurance recoverable	(728.1)	(290.2)	(705.2)
Other receivables and asset accruals	44.5	15.9	318.4
Other reinsurance asset	(0.5)	16.9	(19.0)
Due to/from affiliates	(262.1)	721.3	(831.0)
Income tax recoverable	(283.2)	10.2	390.1
Other payables and accruals	1,909.7	205.7	1,109.5
Employee share-based payments	5.9	0.6	1.7
Other, net	(9.6)	(6.8)	(205.7)
Net cash provided by operating activities	1,851.2	2,273.3	3,003.5
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, or redemption of:			
Fixed maturities	5,400.7	8,028.5	6,830.0
Equity securities, available-for-sale	38.8	66.8	136.5
Mortgage loans on real estate	678.4	714.7	566.6
Limited partnership/corporations	38.9	23.0	92.6
Acquisition of:			
Fixed maturities	(5,483.6)	(10,791.6)	(3,162.7)
Equity securities, available-for-sale	(5.7)	(58.4)	(10.2)
Mortgage loans on real estate	(853.6)	(278.6)	(81.1)
Limited partnerships/corporations	(39.4)	(57.1)	(32.9)
Derivatives, net	(511.9)	(740.1)	(2,285.4)
Short-term investments, net	(1,458.0)	1,104.7	(1,928.8)
Loan-Dutch State obligation, net	185.7	182.1	180.5
Policy loans, net	10.1	9.5	12.8
Collateral held, net	763.2	25.8	14.5
Other, net	(1.3)	2.0	0.9
Net cash provided by (used in) investing activities	(1,237.7)	(1,768.7)	333.3

The accompanying notes are an integral part of these financial statements

C-8

ING USA Annuity and Life Insurance Company

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Statements of Cash Flows

(In millions)

		Years Ended December 31,				
		2011		**2010**		**2009**
Cash Flows from Financing Activities:						
Deposits received for investment contracts	$	6,363.2	$	3,549.4	$	4,552.6
Maturities and withdrawals from investment contracts		(7,170.1)		(4,571.3)		(11,282.1)
Reinsurance recoverable on investment contracts		(81.4)		7.3		2,704.5
Notes to affiliates		280.5		103.5		(545.5)
Short-term repayments of repurchase agreements, net		-		(311.1)		(172.0)
Capital contribution from Parent		44.0		749.0		835.0
Net cash used in financing activities		(563.8)		(473.2)		(3,907.5)
Net increase (decrease) in cash and cash equivalents		49.7		31.4		(570.7)
Cash and cash equivalents, beginning of period		71.5		40.1		610.8
Cash and cash equivalents, end of period	$	121.2	$	71.5	$	40.1
Supplemental cash flow information:						
Income taxes (received) paid, net	$	87.1	$	614.0	$	(753.7)
Interest paid	$	28.8	$	29.1	$	35.4
Non-cash transfers:						
Securities received from affiliate under reinsurance agreement	$	-	$	-	$	2,084.7
Loan-Dutch State obligation	$	-	$	-	$	1,206.5

The accompanying notes are an integral part of these financial statements

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

1. **Business, Basis of Presentation and Significant Accounting Policies**

   Business

   ING USA Annuity and Life Insurance Company ("ING USA" or the "Company," as appropriate) is a stock life insurance company domiciled in the State of Iowa and provides financial products and services in the United States. ING USA is authorized to conduct its insurance business in all states, except New York, and the District of Columbia.

   ING USA is a direct, wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is a direct wholly-owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH is an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"). ING is a global financial services holding company based in the Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING."

   As part of a restructuring plan approved by the European Commission ("EC"), ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including one or more initial public offerings, sales, or a combination thereof. On November 10, 2010, ING announced that, in connection with the restructuring plan, it will prepare for a base case of an initial public offering ("IPO") of the Company and its U.S.-based insurance and investment management affiliates.

   On September 30, 2010, ING USA purchased the remaining 30% interest in PFP Holdings LP ("PFP"), an affiliate, from ING Clarion, an affiliate, for $11.0. The Company previously held a 70% equity interest in PFP. Immediately upon acquisition, PFP was dissolved as ING USA owned 100% of the limited partnership. This acquisition is treated as a combination of entities under common control (i.e. the comparative financial statements were revised and presented as if the transaction had occurred on the opening balance sheet date).

   The Company currently offers various insurance products, including immediate and deferred fixed annuities. The Company's fixed annuity products are distributed by national and regional brokerage and securities firms, independent broker-dealers, banks, life insurance companies with captive agency sales forces, independent insurance agents, independent marketing organizations, and affiliated broker-dealers. The Company's primary annuity customers are individual consumers. The Company ceased new sales of variable annuity products in March of 2010, as part of a global business strategy and risk reduction plan. Some new amounts will continue to be deposited on ING USA variable annuities as add-on premiums to existing contracts.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company also offers guaranteed investment contracts and funding agreements (collectively referred to as "GICs"), sold primarily to institutional investors and corporate benefit plans. These products are marketed by home office personnel or through specialty insurance brokers.

The Company has one operating segment.

Basis of Presentation

The accompanying financial statements of ING USA have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as significant in that they involve a higher degree of judgment, are subject to a significant degree of variability, and contain accounting estimates:

> Reserves for future policy benefits, valuation and amortization of deferred policy acquisition costs ("DAC"), value of business acquired ("VOBA"), valuation of investments and derivatives, impairments, income taxes, and contingencies.

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or non-performance risk, including the Company's own credit risk. The estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability ("exit price") in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company utilizes a number of valuation sources to determine the fair values of its financial assets and liabilities,

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

including quoted market prices, third-party commercial pricing services, third-party brokers, and industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of securities is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques. See the Fair Value Measurements note to these Financial Statements for additional information regarding the fair value of specific financial assets and liabilities.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Investments

The accounting policies for the Company's principal investments are as follows:

Fixed Maturities and Equity Securities: All of the Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive income (loss) ("AOCI"), and presented net of related changes in DAC, VOBA, and deferred income taxes.

Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out ("FIFO") basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income on the Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For credit-sensitive MBS and ABS, and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Assets Held in Separate Accounts: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash.

Mortgage Loans on Real Estate: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Net realized capital gains (losses) in the Statements of Operations.

All mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics, and market trends. Loan performance is monitored on a loan-specific basis. The Company's review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

All mortgages are evaluated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

As of December 31, 2011 and 2010, all mortgage loans are held-for-investment. The Company diversifies its mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate.

The Company records an allowance for probable incurred, but not specifically identified, losses.

Loan - Dutch State Obligation: The reported value of The State of the Netherlands (the "Dutch State") loan obligation is based on the outstanding loan balance plus any unamortized premium.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Policy Loans: The reported value of policy loans is equal to the carrying value of the loans. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests, primarily private equities and hedge funds. Generally, the Company records its share of earnings using a lag methodology, relying upon the most recent financial information available, where the contractual right exists to receive such financial information on a timely basis. The Company's equity in earnings from limited partnership interests are accounted for under the equity method is recorded in Net investment income.

Other Investments: Other investments are comprised primarily of Federal Home Loan Bank ("FHLB") stock, as well as other miscellaneous investments. The Company is a member of the FHLB system and is required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Cash dividends are reported as income. The carrying value of the stock was $80.3 as of December 31, 2011 and 2010.

Securities Lending: The Company engages in securities lending whereby certain domestic securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. Generally, the lending agent retains all of the cash collateral. Collateral retained by the agent is invested in liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

As of December 31, 2011 and 2010, the fair value of loaned securities was $233.0 and $139.7, respectively, and is included in Securities pledged on the Balance Sheets. Collateral received is included in Short-term investments under securities loan agreement, including collateral delivered. As of December 31, 2011 and 2010, liabilities to return collateral of $248.3 and $145.1, respectively, are included in Payables under securities loan agreement, including collateral held, on the Balance Sheets.

Other-than-temporary Impairments
The Company periodically evaluates its available-for-sale general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost,

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes, and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments, and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, the Company gives greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

Effective April 1, 2009, the Company prospectively adopted guidance on the recognition and presentation of OTTI losses (see the "Adoption of New Pronouncements" section below). When assessing the Company's intent to sell a security or if it is more likely than not the Company will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Statements of Operations as an OTTI. If the Company does not intend to sell the security and it is not more likely than not the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss) on the Balance Sheets.

Prior to April 1, 2009, the Company recognized in earnings an OTTI for a fixed maturity in an unrealized loss position, unless it could assert that it had both the intent and ability to hold the fixed maturity for a period of time sufficient to allow for a recovery of estimated fair value to the security's amortized cost. The entire difference between the fixed maturity's amortized cost basis and its estimated fair value was recognized in earnings if the security was determined to have an OTTI.

There was no change in guidance for equity securities which, when an OTTI has occurred, continue to be impaired for the entire difference between the equity security's cost and its estimated fair value.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

- The Company calculates the recovery value by performing a discounted cash flow analysis based on the present value of future cash flows expected to be received. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.
- When determining collectability and the period over which the value is expected to recover, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that include, but are not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.
- Additional considerations are made when assessing the unique features that apply to certain structured securities such as RMBS, CMBS, and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; current and forecasted loss severity; and the payment priority within the tranche structure of the security.
- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenarios-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates, and the overall macroeconomic conditions.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity through Net realized capital gains (losses) on the Statements of Operations, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

Derivatives

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk, and market risk. It is the Company's policy not to offset fair value amounts recognized for derivative instruments and fair value amounts recognized for the right to reclaim cash collate*r*al or the obligation to return cash collateral arising from derivative instruments recognized at fair value executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default, and currency contracts, including swaps, futures, forwards, caps, floors, and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as either Derivatives assets or liabilities on the Balance Sheets at fair value. Changes in the fair value of such derivatives are recorded in Net realized capital gains (losses) in the Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (i) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability ("fair value hedge"); or (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge Relationship*: For derivative instruments that are designated and qualify as a fair value hedge (e.g., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses).

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

▪ *Cash Flow Hedge Relationship*: For derivative instruments that are designated and qualify as a cash flow hedge (e.g., hedging the exposure to the variability in expected future cash flows that is attributable to interest rate risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same period or periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses).

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized immediately in Other net realized capital gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried in the Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity. For the majority of the Company's counterparties, there is a termination event should the Company's long-term debt ratings drop below BBB+/Baa1.

The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities.

The Company also has investments in certain fixed maturities, and has issued certain retail annuity products, that contain embedded derivatives whose fair value is at least

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads.   Embedded derivatives within fixed maturities are included in Derivatives as assets or liabilities on the Balance Sheets, and changes in fair value are recorded in Net realized capital gains (losses) in the Statements of Operations. Embedded derivatives within retail annuity products are included in Future policy benefits and claims reserves on the Balance Sheets, and changes in the fair value are recorded in Interest credited and other benefits to contract owners in the Statements of Operations.

In addition, the Company has entered into two coinsurance with funds withheld arrangements that contains an embedded derivative whose fair value is based on the change in the fair value of the underlying assets held in trust. The embedded derivative within the coinsurance funds withheld arrangement is included in Funds held under reinsurance treaties with affiliates on the Balance Sheets, and changes in the fair value are recorded in Interest credited and other benefits to contract owners in the Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

Deferred Policy Acquisition Costs and Value of Business Acquired and Sales Inducements

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest.   Such costs consist principally of certain commissions, underwriting, contract issuance, and agency expenses, related to the production of new and renewal business.   VOBA represents the outstanding value of in force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies.

Amortization Methodologies
The Company amortizes DAC and VOBA related to universal life contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, returns associated with separate account performance, impact of hedge performance, expenses to administer the business, and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, actual historical gross profits are reflected and estimated

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

gross profits, and related assumptions, are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

The Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances each period. DAC and VOBA are deemed to be recoverable if the estimated gross profits exceed these balances.

Assumptions
Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Amortization of deferred sales inducements on these products are also impacted by changes in assumptions (see "Sales Inducements" below).

Several assumptions are considered significant in the estimation of future gross profits associated with variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company's practice assumes that intermediate-term appreciation in equity markets reverts to the long-term appreciation in equity markets. The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, and a 14% cap. The reversion to the mean methodology was implemented prospectively on January 1, 2011.

Prior to January 1, 2011, the Company utilized a static long-term equity return assumption for projecting account balance growth in all future years. This return assumption was reviewed annually or more frequently, if deemed necessary. Actual returns that were higher than long-term expectations produced higher contract owner account balances, which increased future fee expectations and decreased future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected gross profits. The opposite result occurred when returns were lower than long-term expectations.

Other significant assumptions include estimated policyholder behavior assumptions, such as surrender, lapse, and annuitization rates. Estimated gross profits of variable annuity contracts are sensitive to these assumptions.

Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Statements of Operations.

Sales inducements represent benefits paid to contract owners for a specified period that are incremental to the amounts the Company credits on similar contracts and are higher than the contract's expected ongoing crediting rates for periods after the inducement. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC. The amortization of sales inducements is included in Interest credited and other benefits to contract owners on the Statements of Operations. Each year, or more frequently if circumstances indicate a potentially significant recoverability issue exists, the Company reviews the deferred sales inducements to determine the recoverability of these balances. During the years ended December 31, 2011, 2010, and 2009, the Company capitalized $32.2, $46.9, and $65.7, respectively, of sales inducements. During the years ended December 31, 2011, 2010, and 2009, the Company amortized $(22.9), $(110.8), and $222.5, respectively, of sales inducements.

Future Policy Benefits and Contract Owner Accounts

Reserves
The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, renewal, retirement, investment returns, inflation, and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related future operations.

- Reserves for traditional life insurance contracts represent the present value of future benefits to be paid to or on behalf of contract owners and related expenses, less the present value of future net premiums. Assumptions as to interest rates, mortality, expenses, and persistency are based upon the Company's estimates of anticipated experience at the period the policy is sold, including a margin for adverse deviations. Interest rates used to calculate the present value of these reserves ranged up to 7.8%.
- Reserves for individual immediate annuities with life contingent payout benefits are equal to the present value of expected future payments. Assumptions as to interest rates, mortality, and expenses are based upon the Company's experience at the period the policy is sold, including a margin for adverse deviations. Such

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

assumptions generally vary by annuity plan type, year of issue, and policy duration. Interest rates used to calculate the present value of future benefits ranged up to 8.0%.

Although assumptions are "locked-in" upon the issuance of traditional life insurance and immediate annuities with life contingent payout benefits, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a margin for adverse deviations. Reserves are recorded in Future policy benefits on the Balance Sheets.

Contract Owner Accounts
Contract owner account balances relate to investment-type contracts, such as guaranteed investment contracts and funding agreements (collectively referred to as "GICs"), and universal life-type contracts and certain fixed-indexed annuity ("FIA") contracts.

- Reserves for GICs are calculated using the amount deposited with the Company, less withdrawals, plus interest accrued to the ending valuation date. Interest on these contracts is accrued by a predetermined index, plus a spread or a fixed rate, established at the issue date of the contract.
- Account balances for universal life and universal life-type contracts, such as individual and group deferred annuity investment contracts and individual immediate annuities without life contingent payouts, are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 7.8% for the years 2011, 2010, and 2009. Reserves for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.
- For FIAs, the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value, with the change in fair value recorded in the Statements of Operations.

Additional Reserves
The Company calculates additional reserve liabilities for certain universal life products and certain variable annuity guaranteed benefits. The additional reserve for such products recognizes the portion of contract assessments received in early years used to compensate the Company for benefits provided in later years.

The Company calculates a benefit ratio for each block of business that meets the requirements for additional reserves and calculates an additional reserve by accumulating amounts equal to the benefit ratio multiplied by the assessments for each period, reduced by excess benefits during the period. The additional reserve is accumulated at interest

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

rates consistent with the DAC model for the period. The calculated reserve includes a provision for universal life contracts with patterns of cost of insurance charges that produce expected gains from the insurance benefits function followed by losses from that function in later years.

Guarantees

Reserves for guaranteed minimum death benefits ("GMDB"), guaranteed minimum income benefits ("GMIB") and guaranteed minimum withdrawal benefits with life contingent payouts ("GMWBL") are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as near-term and long-term equity market return, lapse rate, and mortality, are consistent with assumptions used in estimating gross profits for purposes of amortizing DAC, and are, thus, subject to the same variability and risk. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. In addition, the reserve for the GMIB guarantee incorporates an assumption for the percentage of the potential annuitizations that may be elected by the contract owner. In general, management assumes that GMIB annuitization rates will be higher for policies with more valuable (more "in the money") guarantees.   The Company periodically evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

For contracts issued prior to January 1, 2000, most contracts with enhanced death benefit guarantees were reinsured to third-party reinsurers to mitigate the risk produced by such guaranteed death benefits. For contracts issued after December 31, 1999, the Company instituted a variable annuity guarantee hedging program in lieu of reinsurance. The variable annuity guarantee hedging program is based on the Company entering into derivative positions to offset exposures to guaranteed minimum death benefits due to adverse changes in the equity markets. A hedging program is also utilized to mitigate certain risks associated with GMWBL and GMIB contracts.

Guaranteed minimum accumulation benefits ("GMABs"), and guaranteed minimum withdrawal benefits without life contingencies ("GMWBs"), and FIAs are considered embedded derivatives, which are measured at estimated fair value separately from the host annuity contract, with changes in estimated fair value reported in Interest credited and other benefits to contract owners on the Statements of Operations.

At inception of the GMAB and GMWB contracts, the Company projects a fee to be attributed to the embedded derivative portion of the guarantee equal to the present value of projected future guaranteed benefits.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The estimated fair value of the GMAB and GMWB contracts is determined based on the present value of projected future guaranteed benefits minus the present value of projected attributed fees. A risk neutral valuation methodology is used under which the cash flows from the guarantees are projected under multiple capital market scenarios using observable risk free rates. The projection of future guaranteed benefits and future attributed fees require the use of assumptions for capital markets (e.g., implied volatilities, correlation among indices, risk-free swap curve, etc.) and policyholder behavior (e.g., lapse, benefit utilization, mortality, etc.). The projection also includes adjustments for the Company's credit risk, or risk of non-performance, and risk margins for non-capital market, or policyholder behavior, assumptions. The Company's credit risk adjustment is based on the credit default swap spreads of ING Verzekeringen N.V. ("ING V"), the indirect parent of ING AIH, and applied to the risk-free swap curve in the Company's valuation models. Risk margins are established to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

The estimated fair value of the FIA contracts is based on the present value of excess of the interest payments to the contract holders over the minimum guaranteed interest rate. Projected cashflows are based on best estimates of future excess interest payments over the anticipated life of the related contracts. These projections also include adjustments for the Company's credit risk, or risk of non-performance, and risk margins for non-capital market, or policyholder behavior, assumptions. The Company's credit risk adjustment is based on the credit default swaps of ING V and applied to the discount factors in its valuation models.

See the Additional Insurance Benefits and Minimum Guarantees note to these Financial Statements for more information.

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners who bear the investment risk, subject, in limited cases, to certain minimum guarantees. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) under a contract, in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;
- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract holder; and
- All investment performance, net of contract fees and assessments, is passed through to the contract holder.

The Company reports separate account assets and liabilities that meet the above criteria at fair value on the Balance Sheets based on the fair value of the underlying investments. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Statements of Operations. The Statements of Cash Flows do not reflect investment activity of the separate accounts.

Repurchase Agreements

The Company engages in dollar repurchase agreements with mortgage-backed securities ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements. The Company enters into dollar roll transactions by selling existing mortgage-backed securities and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional agreed upon interest. Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is invested in short-term investments, with the offsetting obligation to repay the loan included as a liability on the Balance Sheets.

As of December 31, 2011 and 2010, the Company did not have any securities pledged in dollar rolls and repurchase agreement transactions. At December 31, 2011 and 2010, the Company did not have any repurchase obligation related to dollar rolls and repurchase agreements.

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policy requires that, at all times during the term of the reverse repurchase agreements, cash or other collateral types provided is sufficient to allow the counterparty to fund substantially all of the cost of purchasing replacement assets. As of

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

December 31, 2011 and 2010, the Company did not have any securities pledged under reverse repurchase agreements.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is minimal.

Recognition of Insurance Revenue and Related Benefits

Premiums related to traditional life and annuity policies with life contingencies are recognized as revenue when due from the contract owners. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded as expense when incurred.

Amounts received as payment for investment-type and universal life-type contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality, policy administration and surrender charges and are reported in fee income. In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the life of the related contracts in proportion to estimated gross profits. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration, and interest credited to contract owner account balances.

Premiums, benefits, and expenses are presented net of reinsurance ceded to other companies.

Income Taxes

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

The results of the Company's operations are included in the consolidated tax return of ING AIH. Generally, the Company's financial statements recognize the current and

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Accounting Standards Codification Topic 740, Income Taxes (ASC 740) as if the Company were a separate taxpayer rather than a member of ING AIH's consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. The Company's tax sharing agreement with ING AIH states that for each taxable year during which the Company is included in a consolidated federal income tax return with ING AIH, ING AIH will pay to the Company an amount equal to the tax benefit of the Company's net operating loss carryforwards and capital loss carryforwards generated in such year, without regard to whether such net operating loss carryforwards and capital loss carryforwards are actually utilized in the reduction of the consolidated federal income tax liability for any consolidated taxable year.

The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets represent the tax benefit of future deductible temporary differences and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature and character of the deferred tax assets and liabilities;
- Taxable income in prior carryback years;
- Projected future taxable income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;
- The length of time carryforwards can be utilized; and
- Any prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused.

Management uses certain assumptions and estimates in determining the income taxes payable or refundable to/from the Parent for the current year, the deferred income tax liabilities and assets for items recognized differently in its financial statements from amounts shown on its income tax returns, and the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a continual basis as regulatory and business factors change.

The Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority before any part of the benefit can

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

be recognized in the financial statements. Tax positions that do not meet the more likely than not standard are not recognized.   Tax positions that meet this standard are recognized in the Financial Statements. The Company measures the tax position as the largest amount that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Reinsurance

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are recognized as assets on the Company's Balance Sheets. The combined coinsurance and coinsurance funds withheld reinsurance agreement between the Company and Security Life of Denver International Limited ("SLDI"), an affiliate, contains an embedded derivative whose carrying value is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under the agreement.

Participating Insurance

Participating business approximates 8.0% of the Company's ordinary life insurance in force and 28.0% of life insurance premium income. The amount of dividends to be paid is determined annually by the Board of Directors. Amounts allocable to participating contract owners are based on published dividend projections or expected dividend scales. Dividends to participating policyholders of $11.1, $12.1, and $12.4, were incurred during the years ended December 31, 2011, 2010, and 2009, respectively.

Contingencies

A loss contingency is an existing condition, situation, or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets, and actual or possible claims and assessments. Amounts related to loss contingencies are accrued if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome. If determined to meet the

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

criteria for a reserve, the Company also evaluates whether there are external legal or other costs directly associated with the resolution of the matter and accrues such costs if estimable.

Adoption of New Pronouncements

Financial Instruments

A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring
In April 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-02, "Receivables (Accounting Standards Codification^{TM} ("ASC") Topic 310): A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring" ("ASU 2011-02"), which clarifies the guidance on a creditor's evaluation of whether it has granted a concession and whether the debtor is experiencing financial difficulties, as follows:

- If a debtor does not have access to funds at a market rate for similar debt, the restructuring would be considered to be at a below-market rate;
- An increase in the contractual interest rate does not preclude the restructuring from being considered a concession, as the new rate could still be below the market interest rate;
- A restructuring that results in a delay in payment that is insignificant is not a concession;
- A creditor should evaluate whether it is probable that the debtor would be in payment default on any of its debt without the modification to determine if the debtor is experiencing financial difficulties; and
- A creditor is precluded from using the effective interest rate test.

Also, ASU 2011-02 requires disclosure of the information required in ASU 2010-20 about troubled debt restructuring, which was previously deferred by ASU 2011-01.

The provisions of ASU 2011-02 were adopted by the Company on July 1, 2011, and applied retrospectively to January 1, 2011. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows for the year ended December 31, 2011, as there were no troubled debt restructurings during that period.

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses
In July 2010, the FASB issued ASU 2010-20, "Receivables (ASC Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" ("ASU 2010-20"), which requires certain existing disclosures to be disaggregated by class of financing receivable, including the rollforward of the allowance for credit losses, with the ending balance further disaggregated on the basis of

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

impairment method. For each disaggregated ending balance, an entity also is required to disclose the related recorded investment in financing receivables, the nonaccrual status of financing receivables, and impaired financing receivables.

ASU 2010-20 also requires new disclosures by class of financing receivable, including credit quality indicators, aging of past due amounts, the nature and extent of troubled debt restructurings and related defaults, and significant purchases and sales of financing receivables disaggregated by portfolio segment.

In January 2011, the FASB issued ASU 2011-01, which temporarily delayed the effective date of the disclosures about troubled debt restructurings in ASU 2010-20.

The provisions of ASU 2010-20 were adopted by the Company on December 31, 2010, and are included in the Financial Instruments note to these Financial Statements, except for the disclosures about troubled debt restructurings included in ASU 2011-02, which was adopted by the Company on July 1, 2011 (see above). The disclosures that include information for activity that occurs during a reporting period were adopted by the Company on January 1, 2011 and are included in the Financial Instruments note to these Financial Statements. As this pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Scope Exception Related to Embedded Credit Derivatives
In March 2010, the FASB issued ASU 2010-11, "Derivatives and Hedging (ASC Topic 815): Scope Exception Related to Embedded Credit Derivatives" ("ASU 2010-11"), which clarifies that the only type of embedded credit derivatives that are exempt from bifurcation requirements are those that relate to the subordination of one financial instrument to another.

The provisions of ASU 2010-11 were adopted by the Company on July 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied.

Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities
In December 2009, the FASB issued ASU 2009-17, "Consolidations (ASC Topic 810): Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities," ("ASU 2009-17"), which eliminates the exemption for qualifying special-purpose entities ("QSPEs"), as well as amends the consolidation guidance for variable interest entities ("VIEs"), as follows:

- Removes the quantitative-based assessment for consolidation of VIEs and, instead, requires a qualitative assessment of whether an entity has the power to direct the

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

VIE's activities, and whether the entity has the obligation to absorb losses or the right to receive benefits that could be significant to the VIE;

▪ Requires an ongoing reassessment of whether an entity is the primary beneficiary of a VIE; and

▪ Requires enhanced disclosures, including (i) presentation on the balance sheet of assets and liabilities of consolidated VIEs that meet the separate presentation criteria and disclosure of assets and liabilities recognized on the balance sheet and (ii) the maximum exposure to loss for those VIEs in which a reporting entity is determined not to be the primary beneficiary, but in which the reporting entity has a variable interest.

In addition, in February 2010, the FASB issued ASU 2010-10, "Consolidation (ASC Topic 810): Amendments for Certain Investment Funds" (ASU 2010-10), which defers to ASU 2009-17 for reporting entity's interests in certain investment funds that have attributes of investment companies, for which the reporting entity does not have an obligation to fund losses, and that are not structured as securitization entities.

The provisions of ASU 2009-17 and ASU 2010-10 were adopted on January 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the consolidation conclusions were consistent with those under previous U.S. GAAP. The disclosure provisions required by ASU 2009-17 are presented in the Financial Instruments note to these Financial Statements.

Recognition and Presentation of Other-than-temporary Impairments
In April 2009, the FASB issued new guidance on recognition and presentation of OTTIs, included in ASC Topic 320, "Investments-Debt and Equity Securities", which requires:

▪ Noncredit related impairments to be recognized in Other comprehensive income (loss), if management asserts that it does not have the intent to sell the security and that it is more likely than not that the entity will not have to sell the security before recovery of the amortized cost basis;

▪ Total OTTIs to be presented in the Statements of Operations with an offset recognized in AOCI for the noncredit related impairments;

▪ A cumulative effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized OTTI from Retained earnings (deficit) to AOCI; and

▪ Additional interim disclosures for debt and equity securities regarding types of securities held, unrealized losses, and OTTIs.

These provisions, as included in ASC Topic 320, were adopted by the Company on April 1, 2009. As a result of implementation, the Company recognized a cumulative effect of change in accounting principle of $312.0 after considering the effects of DAC and income taxes of $(139.1) and $48.6, respectively, as an increase to April 1, 2009

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Retained earnings (deficit) with a corresponding decrease to AOCI, with no overall change to shareholder's equity. See the Investments note to these Financial Statements for further information on the Company's OTTIs, including additional required disclosures.

Disclosures about Derivative Instruments and Hedging Activities
In March 2008, the FASB issued new guidance on disclosures about derivative instruments and hedging activities, included in ASC Topic 815, "Derivatives and Hedging", which requires enhanced disclosures about objectives and strategies for using derivatives, fair value amounts of, and gains and losses on, derivative instruments, and credit-risk-related contingent features in derivative agreements, including:

- How and why derivative instruments are used;
- How derivative instruments and related hedged items are accounted for; and
- How derivative instruments and related hedged items affect an entity's financial statements.

These provisions, as included in ASC Topic 815, were adopted by the Company on January 1, 2009, and are included in the "Derivative Financial Instruments" section above and the Fair Value Measurements note to these Financial Statements. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Accounting for Transfers of Financial Assets
In December 2009, the FASB issued ASU 2009-16 "Transfers and Servicing (ASC Topic 860): Accounting for Transfers of Financial Assets" ("ASU 2009-16"), which eliminates the QSPE concept and requires a transferor of financial assets to:

- Consider the transferor's continuing involvement in assets, limiting the circumstances in which a financial asset should be derecognized when the transferor has not transferred the entire asset to an entity that is not consolidated;
- Account for the transfer as a sale only if an entity transfers an entire financial asset and surrenders control, unless the transfer meets the conditions for a participating interest; and
- Recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of financial assets accounted for as a sale.

The provisions of ASU 2009-16 were adopted on January 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the Company did not have any QSPEs under previous U.S. GAAP, and the requirements for sale accounting treatment are consistent with those previously applied by the Company.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Business Combinations

Disclosure of Supplementary Pro Forma Information for Business Combinations
In December 2010, the FASB issued ASU 2010-29, "Business Combinations (ASC Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations" ("ASU 2010-29"), which clarifies that if an entity presents comparative financial statements, it should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. Also, ASU 2010-29 expands the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the pro forma revenue and earnings.

The provisions of ASU 2010-29 were adopted by the Company on January 1, 2011 for business combinations occurring on or after that date. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, cash flows, or disclosures for the year ended December 31, 2011, as there were no business combinations during the period.

Fair Value

Improving Disclosures about Fair Value Measurements
In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosure (ASC Topic 820): Improving Disclosures about Fair Value Measurements," ("ASU 2010-06"), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

- Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;
- Purchases, sales, issuances, and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
- Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and
- Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 were adopted by the Company on January 1, 2010, except for the disclosures related to the Level 3 reconciliation, which were adopted by the Company on January 1, 2011. The disclosures required by ASU 2010-06 are included in the Financial Instruments note to these Financial Statements. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Measuring the Fair Value of Certain Alternative Investments
In September 2009, the FASB issued ASU 2009-12, "Fair Value Measurements and Disclosures (ASC Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" ("ASU 2009-12"), which allows the use of net asset value to estimate the fair value of certain alternative investments, such as interests in hedge funds, private equity funds, real estate funds, venture capital funds, offshore fund vehicles, and funds of funds. In addition, ASU 2009-12 requires disclosures about the attributes of such investments.

The provisions of ASU 2009-12 were adopted by the Company on December 31, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that previously applied by the Company. The disclosure provisions required by ASU 2009-12 are presented in the Investments note to these Financial Statements.

Interim Disclosures about Fair Value of Financial Instruments
In April 2009, the FASB issued new guidance on interim disclosures about fair value of financial instruments, included in ASC Topic 825, "Financial Instruments", which requires that the fair value of financial instruments be disclosed in an entity's interim financial statements, as well as in annual financial statements. The provisions included in ASC Topic 825 also require that fair value information be presented with the related carrying value and that the method and significant assumptions used to estimate fair value, as well as changes in method and significant assumptions, be disclosed.

These provisions, as included in ASC Topic 825, were adopted by the Company on April 1, 2009, and are presented in the Fair Value Measurements note to these Financial Statements. The adoption had no effect on the Company's financial condition, results of operations, or cash flows, as the pronouncement only pertains to additional disclosure.

Other Pronouncements

Presentation of Comprehensive Income
In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (ASC Topic 220): Presentation of Comprehensive Income" ("ASU 2011-05"), which states that an entity has the option to present total comprehensive income and the components of net income and other comprehensive income either in a single, continuous statement of comprehensive income or in two separate, consecutive statements.

In December 2011, the FASB issued ASU 2011-12, which defers the ASU 2011-05 requirements to present, on the face of the financial statements, the effects of reclassification out of AOCI on the components of net income and other comprehensive income.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company early adopted provisions of ASU 2011-05 and ASU 2010-12 as of December 31, 2011, and applied the provisions retrospectively. The Statement of Comprehensive Income, with corresponding revisions to the Statements of Changes in Shareholder's Equity, is included in the Financial Statements. In addition, the required disclosures are included in the AOCI note to these Financial Statements.

Consolidation Analysis of Investments Held through Separate Accounts
In April 2010, the FASB issued ASU 2010-15, "Financial Services - Insurance (ASC Topic 944): How Investments Held through Separate Accounts Affect an Insurer's Consolidation Analysis of Those Investments" ("ASU 2010-15"), which clarifies that an insurance entity generally should not consider any separate account interests in an investment held for the benefit of policyholders to be the insurer's interests, and should not combine those separate account interests with its general account interest in the same investment when assessing the investment for consolidation.

The provisions of ASU 2010-15 were adopted by the Company on January 1, 2011; however, the Company determined that there was no effect on its financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company.

Subsequent Events
In May 2009, the FASB issued new guidance on subsequent events, included in ASC Topic 855, "Subsequent Events," which establishes:

- The period after the balance sheet date during which an entity should evaluate events or transactions for potential recognition or disclosure in the financial statements;
- The circumstances under which an entity should recognize such events or transactions in its financial statements; and
- Disclosures regarding such events or transactions and the date through which an entity has evaluated subsequent events.

These provisions, as included in ASC Topic 855, were adopted by the Company on June 30, 2009. In addition, in February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements", which clarifies that a Securities and Exchange Commission ("SEC") filer should evaluate subsequent events through the date the financial statements are issued and eliminates the requirement for an SEC filer to disclose that date, effective upon issuance. The Company determined that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Future Adoption of Accounting Pronouncements

Disclosures about Offsetting Assets & Liabilities
In December 2011, the FASB issued ASU 2011-11, "Balance Sheet (ASC Topic 210): Disclosures about Offsetting Assets and Liabilities" ("ASU 2011-11"), which requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position, as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements.

The provisions of ASU 2011-11 are effective, retrospectively, for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual reporting periods. The Company is currently in the process of determining the disclosure impact of adoption of the provisions of ASU 2011-11.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRSs")
In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (ASC Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" ("ASU 2011-04"), which includes the following amendments:

- The concepts of highest and best use and valuation premise are relevant only when measuring the fair value of nonfinancial assets;
- The requirements for measuring the fair value of equity instruments are consistent with those for measuring liabilities;
- An entity is permitted to measure the fair value of financial instruments managed within a portfolio at the price that would be received to sell or transfer a net position for a particular risk; and
- The application of premiums and discounts in a fair value measurement is related to the unit of account for the asset or liability.

ASU 2011-04 also requires additional disclosures, including use of a nonfinancial asset in a way that differs from its highest and best use, categorization by level for items in which fair value is required to be disclosed, and further information regarding Level 3 fair value measurements.

The provisions of ASU 2011-04 are effective during interim or annual periods beginning after December 15, 2011, and should be applied prospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2011-04.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Reconsideration of Effective Control for Repurchase Agreements
In April 2011, the FASB issued ASU 2011-03, "Transfers and Servicing (ASC Topic 860): Reconsideration of Effective Control for Repurchase Agreements" ("ASU 2011-03"), which removes from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, and (2) the collateral maintenance implementation guidance related to that criterion.

The provisions of ASU 2011-03 are effective for the first interim or annual period beginning on or after December 15, 2011, and should be applied prospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2011-03.

Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts
In October 2010, the FASB issued ASU 2010-26, "Financial Services - Insurance (ASC Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts" ("ASU 2010-26"), which clarifies what costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. Costs that should be capitalized include (1) incremental direct costs of successful contract acquisition and (2) certain costs related directly to successful acquisition activities (underwriting, policy issuance and processing, medical and inspection, and sales force contract selling) performed by the insurer for the contract. Advertising costs should be included in deferred acquisition costs only if the capitalization criteria in the U.S. GAAP direct-response advertising guidance are met. All other acquisition-related costs should be charged to expense as incurred.

The provisions of ASU 2010-26 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The Company will adopt the guidance retrospectively. The Company currently estimates the adoption will result in a cumulative effect adjustment, reducing Retained earnings by approximately $490.0 and increasing Other comprehensive income by approximately $95.0 as of January 1, 2012, after considering the effects of income taxes. These impacts are subject to change as the Company is still in the process of finalizing the impact of adoption of the provisions of ASU 2010-26.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

2. Investments

Fixed Maturities and Equity Securities

Available-for-sale and fair value option fixed maturities and equity securities were as follows as of December 31, 2011.

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value	OTTI[2]
Fixed maturities:					
U.S. Treasuries	$ 1,692.9	$ 92.9	$ -	$ 1,785.8	$ -
U.S. government agencies					
and authorities	19.9	3.8	-	23.7	-
State, municipalities, and political					
subdivisions	98.9	6.8	0.9	104.8	-
U.S. corporate securities:					
Public utilities	1,916.4	188.4	9.7	2,095.1	-
Other corporate securities	7,611.3	596.1	31.7	8,175.7	-
Total U.S. corporate securities	9,527.7	784.5	41.4	10,270.8	-
Foreign securities[1]:					
Government	349.0	26.7	5.4	370.3	-
Other	4,939.4	336.8	64.4	5,211.8	0.1
Total foreign securities	5,288.4	363.5	69.8	5,582.1	0.1
Residential mortgage-backed securities	2,090.0	245.2	90.9	2,244.3	76.0
Commercial mortgage-backed securities	1,910.3	118.0	26.4	2,001.9	1.9
Other asset-backed securities	734.3	15.4	69.6	680.1	-
Total fixed maturities, including					
securities pledged	21,362.4	1,630.1	299.0	22,693.5	78.0
Less: securities pledged	965.0	49.8	2.0	1,012.8	-
Total fixed maturities	20,397.4	1,580.3	297.0	21,680.7	78.0
Equity securities	26.7	1.8	0.8	27.7	-
Total investments	$ 20,424.1	$ 1,582.1	$ 297.8	$ 21,708.4	$ 78.0

[1] Primarily U.S. dollar denominated.

[2] Represents other-than-temporary impairments reported as a component of Other comprehensive income ("noncredit impairments").

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and fair value option fixed maturities and equity securities were as follows as of December 31, 2010.

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value	OTTI[2]
Fixed maturities:					
U.S. Treasuries	$ 1,595.7	$ 19.4	$ 2.4	$ 1,612.7	$ -
U.S. government agencies and authorities	24.2	0.3	0.2	24.3	-
State, municipalities, and political					
subdivisions	126.5	3.6	11.6	118.5	-
U.S. corporate securities:					
Public utilities	1,609.6	83.9	19.8	1,673.7	-
Other corporate securities	7,433.9	367.2	62.1	7,739.0	0.3
Total U.S. corporate securities	9,043.5	451.1	81.9	9,412.7	0.3
Foreign securities[1]:					
Government	474.6	39.0	4.3	509.3	-
Other	4,742.9	216.7	70.0	4,889.6	0.1
Total foreign securities	5,217.5	255.7	74.3	5,398.9	0.1
Residential mortgage-backed securities	2,028.7	240.8	98.5	2,171.0	67.2
Commercial mortgage-backed securities	2,112.2	125.8	39.1	2,198.9	7.3
Other asset-backed securities	1,213.9	17.8	124.1	1,107.6	32.1
Total fixed maturities, including securities					
pledged	21,362.2	1,114.5	432.1	22,044.6	107.0
Less: securities pledged	886.6	17.5	14.7	889.4	-
Total fixed maturities	20,475.6	1,097.0	417.4	21,155.2	107.0
Equity securities	59.2	6.9	-	66.1	-
Total investments	$ 20,534.8	$ 1,103.9	$ 417.4	$ 21,221.3	$ 107.0
[1] Primarily U.S. dollar denominated.					
[2] Represents other-than-temporary impairments reported as a component of Other comprehensive income ("noncredit					
impairments").					

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The fair value and amortized cost of total fixed maturities, including securities pledged, as of December 31, 2011, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid. Mortgage-backed securities and other ABS are shown separately because they are not due at a single maturity date.

	Fair Value	Amortized Cost
Due to mature:		
One year or less	$ 1,472.2	$ 1,444.7
After one year through five years	5,669.9	5,479.9
After five years through ten years	6,390.4	5,987.4
After ten years	4,234.7	3,715.8
Mortgage-backed securities	4,246.2	4,000.3
Other asset-backed securities	680.1	734.3
Fixed maturities, including securities pledged	$ 22,693.5	$ 21,362.4

The Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies and the Dutch State loan obligation, with a carrying value in excess of 10% of the Company's Shareholder's equity at December 31, 2011 and 2010.

At December 31, 2011 and 2010, fixed maturities with fair values of $12.2 and $12.4, respectively, were on deposit as required by regulatory authorities.

The Company invests in various categories of collateralized mortgage obligations ("CMOs"), including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. At December 31, 2011 and 2010, approximately 29.3% and 22.9%, respectively, of the Company's CMO holdings were invested in those types of CMOs such as interest-only or principal-only strips, which are subject to more prepayment and extension risk than traditional CMOs.

Certain CMOs, primarily interest-only and principal-only strips are accounted for as hybrid instruments and valued at fair value with changes in fair value reported in Other net realized gains (losses) in the Statements of Operations.

Transfer of Alt-A RMBS Participation Interest and Related Loan to Dutch State

On January 26, 2009, ING announced it reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Dutch State on an Illiquid Assets Back-Up Facility covering 80% of ING's Alt-A RMBS. Refer to the Related Party Transactions note to these Financial Statements for further details of these agreements.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Variable Interest Entities

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company provided no non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of collateralized loan obligations ("CLOs") of $3.5 and $2.7 at December 31, 2011 and 2010, respectively, is included in Limited partnerships/corporations on the Balance Sheets. Income and losses recognized on these investments are reported in Net investment income on the Statements of Operations.

Securitizations

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Some RMBS investments are in various senior level tranches of mortgage securitizations issued and guaranteed by Fannie Mae, Freddie Mac, or a similar government-sponsored entity, typically referred to as "agency pass-through" investments. These securitizations pool residential mortgages and pass through the principal and interest to investors based on the terms of each tranche or portion of the total pool. Investments held by the Company in non-agency RMBS and CMBS also include interest-only, principal-only, and inverse floating securities. Through its investments, the Company is not obligated to provide any financial or other support to these entities.

Each of the RMBS, CMBS, and ABS entities described above are thinly capitalized by design, and considered VIEs under ASC 810-10-25 as amended by ASU 2009-17. As discussed above, the Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer, or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company through its investments or other arrangements does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS, and ABS entities in which it holds investments. These investments are accounted for as investments as described in the Business, Basis of Presentation and Significant Accounting Policies note to these Financial Statements.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Fixed Maturity Securities Credit Quality - Ratings

The Securities Valuation Office ("SVO") of the National Association of Insurance Commissioners ("NAIC") evaluates the fixed maturity security investments of insurers for regulatory reporting and capital assessment purposes and assigns securities to one of six credit quality categories called "NAIC designations." An internally developed rating is used as permitted by the NAIC, if no rating is available. The NAIC designations are generally similar to the credit quality designations of a Nationally Recognized Statistical Rating Organization ("NRSRO") for marketable fixed maturity securities, called "rating agency designations," except for certain structured securities as described below. NAIC designations of "1," highest quality, and "2," high quality, include fixed maturity securities generally considered investment grade ("IG") by such rating organizations. NAIC designations 3 through 6 include fixed maturity securities generally considered below investment grade ("BIG") by such rating organizations.

The NAIC adopted revised designation methodologies for non−agency RMBS, including RMBS backed by subprime mortgage loans reported within ABS, that became effective December 31, 2009 and for CMBS that became effective December 31, 2010. The NAIC's objective with the revised designation methodologies for these structured securities was to increase the accuracy in assessing expected losses, and to use the improved assessment to determine a more appropriate capital requirement for such structured securities. The revised methodologies reduce regulatory reliance on rating agencies and allow for greater regulatory input into the assumptions used to estimate expected losses from such structured securities.

As a result of time lags between the funding of investments, the finalization of legal documents and the completion of the SVO filing process, the fixed maturity portfolio generally includes securities that have not yet been rated by the SVO as of each balance sheet date, such as private placements. Pending receipt of SVO ratings, the categorization of these securities by NAIC designation is based on the expected ratings indicated by internal analysis.

Information about the Company's fixed maturity securities holdings, including securities pledged, by NAIC designations is set forth in the following tables. Corresponding rating agency designation does not directly translate to NAIC designation, but represents the Company's best estimate of comparable ratings from rating agencies, including Moody's, S&P, and Fitch. If no rating is available from a rating agency, then an internally developed rating is used.

It is management's objective that the portfolio of fixed maturities be of high quality and be well diversified by market sector. The fixed maturities in the Company's portfolio are generally rated by external rating agencies and, if not externally rated, are rated by the Company on a basis believed to be similar to that used by the rating agencies. Ratings are

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

derived from three NRSRO ratings and are applied as follows based on the number of agency rating received:

- when three ratings are received then the middle rating is applied;
- when two ratings are received then the lower rating is applied;
- when a single rating is received, the NRSRO rating is applied;
- and, when ratings are unavailable then an internal rating is applied.

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged to creditors, for IG and BIG securities by duration, based on NAIC designations, were as follows at December 31, 2011 and 2010.

	2011				2010			
	IG	% of IG and BIG	BIG	% of IG and BIG	IG	% of IG and BIG	BIG	% of IG and BIG
Six months or less below amortized cost	$ 40.0	13.4%	$ 10.9	3.6%	$ 124.6	28.8%	$ 12.4	2.9%
More than six months and twelve months or less below amortized cost	38.3	12.8%	4.0	1.3%	2.2	0.5%	0.1	0.0%
More than twelve months below amortized cost	136.5	45.7%	69.3	23.2%	167.5	38.8%	125.3	29.0%
Total unrealized capital loss	$ 214.8	71.9%	$ 84.2	28.1%	$ 294.3	68.1%	$ 137.8	31.9%

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged to creditors, for securities rated BBB and above (Investment Grade ("IG")) and securities rated BB and below (Below Investment Grade ("BIG")) by duration, based on NRSRO ratings, were as follows at December 31, 2011 and 2010.

	2011				2010			
	IG	% of IG and BIG	BIG	% of IG and BIG	IG	% of IG and BIG	BIG	% of IG and BIG
Six months or less below amortized cost	$ 40.3	13.5%	$ 10.6	3.5%	$ 125.0	29.0%	$ 12.0	2.8%
More than six months and twelve months or less below amortized cost	26.9	9.0%	15.4	5.2%	2.2	0.5%	0.1	0.0%
More than twelve months below amortized cost	69.8	23.3%	136.0	45.5%	97.8	22.6%	195.0	45.1%
Total unrealized capital loss	$ 137.0	45.8%	$ 162.0	54.2%	$ 225.0	52.1%	$ 207.1	47.9%

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturities, including securities pledged to creditors, by market sector and duration were as follows at December 31, 2011 and 2010.

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss
2011								
U.S. Treasuries	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
U.S. government agencies and authorities	-	-	-	-	-	-	-	-
U.S. corporate, state, and municipalities	798.9	17.6	97.6	4.1	208.0	20.6	1,104.5	42.3
Foreign	476.5	30.2	51.1	5.0	339.5	34.6	867.1	69.8
Residential mortgage-backed	74.6	0.9	188.2	5.7	305.6	84.3	568.4	90.9
Commercial mortgage-backed	155.1	1.9	234.7	17.9	35.7	6.6	425.5	26.4
Other asset-backed	42.6	0.3	26.5	9.6	142.1	59.7	211.2	69.6
Total	$ 1,547.7	$ 50.9	$ 598.1	$ 42.3	$ 1,030.9	$ 205.8	$ 3,176.7	$ 299.0
2010								
U.S. Treasuries	$ 677.8	$ 2.4	$ -	$ -	$ -	$ -	$ 677.8	$ 2.4
U.S. government agencies and authorities	18.1	0.2	-	-	-	-	18.1	0.2
U.S. corporate, state, and municipalities	2,494.7	73.0	37.1	1.0	258.9	19.5	2,790.7	93.5
Foreign	1,277.5	52.8	35.8	1.1	195.4	20.4	1,508.7	74.3
Residential mortgage-backed	472.6	7.2	1.0	0.1	336.5	91.2	810.1	98.5
Commercial mortgage-backed	22.6	0.4	4.3	0.1	390.2	38.6	417.1	39.1
Other asset-backed	133.5	1.0	8.7	0.0	441.6	123.1	583.8	124.1
Total	$ 5,096.8	$ 137.0	$ 86.9	$ 2.3	$ 1,622.6	$ 292.8	$ 6,806.3	$ 432.1

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 83.4% of the average book value as of December 31, 2011.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged to creditors, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive periods as indicated in the tables below, were as follows for December 31, 2011 and 2010.

	Amortized Cost		Unrealized Capital Loss		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2011						
Six months or less						
below amortized cost	$ 1,638.7	$ 178.0	$ 52.5	$ 52.5	271	49
More than six months and						
twelve months or less						
below amortized cost	645.4	57.1	38.0	17.3	67	22
More than twelve months						
below amortized cost	735.1	221.4	47.0	91.7	126	80
Total	$ 3,019.2	$ 456.5	$ 137.5	$ 161.5	464	151
2010						
Six months or less						
below amortized cost	$ 5,650.7	$ 49.3	$ 172.3	$ 13.2	585	14
More than six months and						
twelve months or less						
below amortized cost	289.5	18.9	15.9	4.8	46	3
More than twelve months						
below amortized cost	688.7	541.3	40.6	185.3	95	137
Total	$ 6,628.9	$ 609.5	$ 228.8	$ 203.3	726	154

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged to creditors, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive periods as indicated in the tables below, were as follows for December 31, 2011 and 2010.

	Amortized Cost		Unrealized Capital Loss		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2011						
U.S. Treasuries	$ -	$ -	$ -	$ -	-	-
U.S. government agencies						
and authorities	-	-	-	-	-	-
U.S. corporate, state and						
municipalities	1,112.3	34.5	32.4	9.9	137	5
Foreign	850.6	86.3	41.7	28.1	131	12
Residential mortgage-backed	500.9	158.4	31.7	59.2	98	89
Commercial mortgage-backed	446.3	5.6	25.1	1.3	24	1
Other asset-backed	109.1	171.7	6.6	63.0	74	44
Total	$ 3,019.2	$ 456.5	$ 137.5	$ 161.5	464	151
2010						
U.S. Treasuries	$ 680.2	$ -	$ 2.4	$ -	2	-
U.S. government agencies						
and authorities	18.3	-	0.2	-	2	-
U.S. corporate, state and						
municipalities	2,850.0	34.2	84.1	9.4	279	6
Foreign	1,563.7	19.3	69.2	5.1	142	7
Residential mortgage-backed	636.6	272.0	22.1	76.4	121	77
Commercial mortgage-backed	418.6	37.6	22.1	17.0	27	9
Other asset-backed	461.5	246.4	28.7	95.4	153	55
Total	$ 6,628.9	$ 609.5	$ 228.8	$ 203.3	726	154

At December 31, 2011, the Company held no fixed maturity with an unrealized capital loss in excess of $10.0. At December 31, 2010, the Company held 1 fixed maturity with an unrealized capital loss in excess of $10.0. The unrealized capital loss on this fixed maturity equaled $17.8, or 4.1% of the total unrealized losses, as of December 31, 2010.

All investments with fair values less than amortized cost are included in the Company's other-than-temporary impairment analysis, and impairments were recognized as disclosed in OTTI, which follows this section. After detailed impairment analysis was completed, management determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired, and therefore no further other-than-temporary impairment was necessary.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Other-Than-Temporary Impairments

The following tables identify the Company's credit-related and intent-related impairments included in the Statements of Operations, excluding noncredit impairments included in AOCI, by type for the years ended December 31, 2011, 2010, and 2009.

	2011		2010		2009	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ -	-	$ -	-	$ 114.7	10
U.S. corporate	9.5	17	4.8	19	55.2	55
Foreign[1]	27.2	52	30.7	23	31.1	45
Residential mortgage-backed	12.3	65	24.5	67	78.6	84
Commercial mortgage-backed	49.7	14	23.2	7	70.9	5
Other asset-backed	74.8	60	104.6	54	114.5	44
Equity	-	-	0.0	1	3.3	5
Public utilities	-	-	0.3	5	-	-
Mortgage loans on real estate	6.9	5	6.3	5	20.9	8
Limited partnerships	-	-	-	-	0.4	1
Total	$ 180.4	213	$ 194.4	181	$ 489.6	257

[1] Primary U.S. dollar denominated.

The above tables include $27.6, $95.5, and $171.2, for the years ended December 31, 2011, 2010, and 2009, respectively, in other-than-temporary write-downs related to credit impairments, which are recognized in earnings. The remaining $152.8, $98.9, and $318.4, in write-downs for the years ended December 31, 2011, 2010, and 2009, respectively, are related to intent impairments. The following tables summarize these intent impairments, which are also recognized in earnings, by type for the years ended December 31, 2011, 2010, and 2009.

	2011		2010		2009	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ -	-	$ -	-	$ 114.7	10
U.S. Corporate	9.5	16	3.8	18	45.9	41
Foreign[1]	24.1	48	12.8	18	25.6	41
Residential mortgage-backed	1.8	8	6.1	11	2.9	1
Commercial mortgage-backed	45.5	14	3.9	2	70.9	5
Other asset-backed	71.9	59	72.0	35	58.4	13
Public utilities	-	-	0.3	5	-	-
Total	$ 152.8	145	$ 98.9	89	$ 318.4	111

[1] Primarily U.S. dollar denominated.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security.

The fair value of fixed maturities with other-than-temporary impairments as of December 31, 2011, 2010, and 2009 was $2.1 billion, $2.3 billion, and $2.4 billion, respectively.

The following tables identify the amount of credit impairments on fixed maturities for the years ended December 31, 2011, 2010, and 2009, for which a portion of the OTTI was recognized in AOCI, and the corresponding changes in such amounts.

	2011	2010	2009
Balance at January 1	$ 118.2	$ 123.3	$ -
Implementation of OTTI guidance included in			
ASC Topic 320[1]	-	-	92.7
Additional credit impairments:			
On securities not previously impaired	5.0	20.0	21.7
On securities previously impaired	6.7	23.4	13.8
Reductions:			
Intent Impairments	(3.4)	(7.1)	-
Securities sold, matured, prepaid or paid down	(62.4)	(41.4)	(4.9)
Balance at December 31	$ 64.1	$ 118.2	$ 123.3

[1] Represents credit losses remaining in Retained earnings related to the adoption of new guidance on OTTI, included in ASC Topic 320, on April 1, 2009.

Net Investment Income

Sources of Net investment income were as follows for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Fixed maturities	$ 1,242.5	$ 1,182.2	$ 1,240.9
Equity securities, available-for-sale	3.7	4.5	19.1
Mortgage loans on real estate	174.9	180.8	198.7
Real Estate	-	(3.3)	-
Policy loans	6.6	7.2	7.6
Short-term investments and cash equivalents	2.0	4.1	5.6
Limited partnerships/corporations	17.1	20.0	(10.1)
Other	21.3	14.0	10.8
Gross investment income	1,468.1	1,409.5	1,472.6
Less: investment expenses	58.8	53.1	60.2
Net investment income	$ 1,409.3	$ 1,356.4	$ 1,412.4

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale, and redemption, as well as losses incurred due to credit-related and intent-related other-than-temporary impairment of investments and changes in fair value of fixed maturities accounted for using the fair value option and derivatives. The cost of the investments on disposal is generally determined based on first-in-first-out ("FIFO") methodology. Net realized capital gains (losses) on investments were as follows for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Fixed maturities, available-for-sale, including securities pledged	$ 33.7	$ 11.8	$ (298.0)
Fixed maturities at fair value using the fair value option	(34.4)	(14.6)	117.6
Equity securities, available-for-sale	(0.2)	1.9	6.4
Derivatives	748.7	(795.6)	(2,307.2)
Other investments	(5.7)	(9.2)	(15.9)
Net realized capital gains (losses)	$ 742.1	$ (805.7)	$ (2,497.1)
After-tax net realized capital losses	$ 591.4	$ (580.7)	$ (1,590.2)

Proceeds from the sale of fixed maturities and equity securities and the related gross realized gains and losses were as follows for the periods ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Proceeds on sales	$ 3,821.9	$ 6,211.7	$ 5,202.4
Gross gains	238.0	243.1	173.3
Gross losses	33.7	37.4	98.3

C-50

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

3. Financial Instruments

The following tables present the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010.

	2011			
	Level 1	Level 2	Level 3[1]	Total
Assets:				
Fixed maturities				
including securities pledged:				
U.S. Treasuries	$ 1,778.0	$ 7.8	$ -	$ 1,785.8
U.S government agencies and authorities	-	23.7	-	23.7
U.S. corporate, state and municipalities	-	10,251.1	124.5	10,375.6
Foreign	-	5,525.2	56.9	5,582.1
Residential mortgage-backed securities	-	2,183.6	60.7	2,244.3
Commercial mortgage-backed securities	-	2,001.9	-	2,001.9
Other asset-backed securities	-	600.8	79.3	680.1
Equity securities, available-for-sale	11.4	-	16.3	27.7
Derivatives:				
Interest rate contracts	4.0	1,596.0	-	1,600.0
Foreign exchange contracts	-	9.7	-	9.7
Equity contracts	26.5	-	33.6	60.1
Credit contracts	-	0.9	-	0.9
Cash and cash equivalents, short-term				
investments, and short-term investments				
under securities loan agreement	2,760.7	5.8	-	2,766.5
Assets held in separate accounts	39,356.9	-	-	39,356.9
Total	$ 43,937.5	$ 22,206.5	$ 371.3	$ 66,515.3
Liabilities:				
Investment contract guarantees:				
Fixed Indexed Annuities ("FIA")	$ -	$ -	$ 1,282.2	$ 1,282.2
Guaranteed Minimum Withdrawal and				
Accumulation Benefits ("GMWB"				
and "GMAB")	-	-	114.9	114.9
Embedded derivative on reinsurance	-	230.9	-	230.9
Derivatives:				
Interest rate contracts	-	526.7	-	526.7
Foreign exchange contracts	-	42.4	-	42.4
Equity contracts	3.3	-	25.1	28.4
Credit contracts	-	1.2	12.9	14.1
Total	$ 3.3	$ 801.2	$ 1,435.1	$ 2,239.6

[1] Level 3 net assets and liabilities accounted for (1.7)% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled (4.3)%.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	2010			
	Level 1	Level 2	Level 3[1]	Total
Assets:				
Fixed maturities				
including securities pledged:				
U.S. Treasuries	$ 1,552.3	$ 60.4	$ -	$ 1,612.7
U.S government agencies and authorities	-	24.3	-	24.3
U.S. corporate, state and municipalities	-	9,491.1	40.1	9,531.2
Foreign	-	5,389.1	9.8	5,398.9
Residential mortgage-backed securities	-	1,979.5	191.5	2,171.0
Commercial mortgage-backed securities	-	2,198.9	-	2,198.9
Other asset-backed securities	-	458.2	649.4	1,107.6
Equity securities, available-for-sale	52.6	-	13.5	66.1
Derivatives:				
Interest rate contracts	2.6	162.5	12.0	177.1
Foreign exchange contracts	-	5.1	-	5.1
Equity contracts	12.4	-	95.3	107.7
Credit contracts	-	3.2	-	3.2
Embedded derivative on reinsurance	-	20.9	-	20.9
Cash and cash equivalents, short-term				
investments, and short-term investments				
under securities loan agreement	1,155.8	-	-	1,155.8
Assets held in separate accounts	44,413.3	-	-	44,413.3
Total	$ 47,189.0	$ 19,793.2	$ 1,011.6	$ 67,993.8
Liabilities:				
Investment contract guarantees:				
Fixed Indexed Annuities ("FIA")	$ -	$ -	$ 1,165.5	$ 1,165.5
Guaranteed Minimum Withdrawal and				
Accumulation Benefits ("GMWB"				
and "GMAB")	-	-	77.0	77.0
Derivatives:				
Interest rate contracts	-	419.2	0.3	419.5
Foreign exchange contracts	-	42.1	-	42.1
Equity contracts	0.8	-	16.0	16.8
Credit contracts	-	0.1	14.4	14.5
Total	$ 0.8	$ 461.4	$ 1,273.2	$ 1,735.4

[1] Level 3 net assets and liabilities accounted for (0.4)% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled (1.2)%.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Transfers in and out of Level 1 and 2

There were no transfers between Levels 1 and Level 2 for the year ended December 31, 2011.

During 2010, certain U.S. Treasury securities valued by commercial pricing services where prices are derived using market observable inputs have been transferred from Level 1 to Level 2. These securities for the year ended December 31, 2010, include U.S. Treasury strips of $79.4 in which prices are modeled incorporating a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Valuation of Financial Assets and Liabilities

As described below, certain assets and liabilities are measured at estimated fair value on the Company's Balance Sheets. In addition, further disclosure of estimated fair values is included in this Financial Instruments note. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement which is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation techniques when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers, and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from brokers and third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from the third party

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values during 2011 and 2010, except for the Company's use of commercial pricing services to value certain CMOs which commenced in the first quarter of 2010. Certain CMOs were previously valued using an average of broker quotes when more than one broker quote is provided.

The following valuation methods and assumptions were used by the Company in estimating the reported values for the investments and derivatives described below:

Fixed maturities: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category would primarily include certain U.S. Treasury securities. The fair values for marketable bonds without an active market are obtained through several commercial pricing services, which provide the estimated fair values. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data and are classified as Level 2 assets. This category includes U.S. and foreign corporate bonds, ABS, U.S. agency and government guaranteed securities, CMBS, and RMBS, including certain CMO assets and subprime RMBS. During the first quarter of 2011, the market for subprime RMBS had been determined to be active, and as such, these securities are now included in Level 2 of the valuation hierarchy.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor, and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated monthly through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. At December 31, 2011, $163.6 and $17.6 billion of a total of $22.7 billion in fixed maturities were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing model.

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. For certain CMO assets, the average of several broker quotes may be used when multiple quotes are available. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents "exit price" for the instrument.

Fair values of privately placed bonds are primarily determined using a matrix-based pricing model and are classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond. In addition, certain privately placed bonds are valued using broker quotes and internal pricing models and are classified as Level 3 assets. The Company's internal pricing models utilize the Company's best estimate of expected future cash flows discounted at a rate of return that a market participant would require. The significant inputs to the models include, but are not limited to, current market inputs, such as credit loss assumptions, assumed prepayment speeds and business performance.

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 3 assets.

Cash and cash equivalents, Short-term investments, and Short-term investments under securities loan agreement: The fair values for cash equivalents and certain short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Derivatives: The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities. Derivatives are carried at fair value (on the Balance Sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, Standard & Poor's ("S&P") 500 Index

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

prices, and London Interbank Offered Rates ("LIBOR"), or through values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's own credit risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

Embedded derivatives - Investment contract guarantees: The Company records guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed riders for Guaranteed Minimum Accumulation Benefits ("GMABs") and Guaranteed Minimum Withdrawal Benefits ("GMWBs") without life contingencies in accordance with U.S. GAAP for derivative instruments and hedging activities. The guarantee is treated as an embedded derivative and is required to be reported separately from the host annuity contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of market return scenarios and other best estimate assumptions. These derivatives are classified as Level 3 assets in the fair value hierarchy.

The Company also records for its fixed indexed annuity ("FIA") contracts an embedded derivative liability for interest payments to contractholders above the minimum guaranteed interest rate, in accordance with U.S. GAAP for derivative instruments and hedging activities. The guarantee is treated as an embedded derivative and is required to be reported separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by best estimate assumptions. These derivatives are classified as Level 3 assets in the fair value hierarchy.

Nonperformance risk for investment contract guarantees contains adjustments to the fair values of these contract liabilities related to the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default swap spread is applied to the discount factors for FIAs and the risk-free rates for GMABs and GMWBs in the Company's valuation models in order to incorporate credit risk into the fair values of these investment contract guarantees. As of December 31, 2011, the credit spreads of ING and the Company

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

decreased by approximately 93 basis points from December 31, 2010, which contributed to changes in the valuation of the reserves for all investment contract guarantees.

Embedded derivative on reinsurance: The carrying value of the embedded derivative is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under the combined coinsurance and coinsurance funds withheld reinsurance agreement between the Company and Security Life of Denver International Limited ("SLDI"). As the fair value of the assets held in trust is based on a quoted market price (Level 1), the fair value of the embedded derivative is based on market observable inputs and is classified as Level 2.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair value of financial assets and liabilities classified as Level 3, additional information is presented below.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the changes in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2011.

	December 31, 2011										
	Fair Value as of January 1	Total realized/unrealized gains (losses) included in:		Purchases	Issuances	Sales	Settlements	Transfers in to Level 3[2]	Transfers out of Level 3[2]	Fair Value as of December 31	Change in unrealized gains (losses) included in earnings[3]
		Net income	OCI								
Fixed maturities, including securities pledged:											
U.S. corporate, state and municipalities	$ 40.1	$ (0.3)	$ (2.7)	$ 12.6	$ -	$ -	$ (24.7)	$ 99.5	$ -	$ 124.5	$ (0.2)
Foreign	9.8	0.3	(0.1)	13.9	-	(12.5)	(7.7)	54.9	(1.7)	56.9	(0.5)
Residential mortgage-backed securities	191.5	-	(0.6)	34.3	-	-	(11.3)	1.9	(155.1)	60.7	(1.0)
Other asset-backed securities	649.4	(76.8)	64.3	-	-	(214.7)	(35.7)	-	(307.2)	79.3	(10.1)
Total fixed maturities, including securities pledged:	890.8	(76.8)	60.9	60.8	-	(227.2)	(79.4)	156.3	(464.0)	321.4	(11.8)
Equity securities, available for sale	13.5	(0.1)	0.1	4.3	-	(0.2)	-	-	(1.3)	16.3	-
Derivatives, net	76.6	(38.6)	-	-	-	(42.4)	-	-	-	(4.4)	(50.0)
Investment contract guarantees:											
FIA	(1,165.5)	(111.7)	-	(128.3)	-	123.3	-	-	-	(1,282.2)	-
GMWB/GMAB	(77.0)	(33.8)	-	(6.3)	-	2.2	-	-	-	(114.9)	-
Total Investment contract guarantees	(1,242.5)	(145.5)[1]	-	(134.6)	-	125.5	-	-	-	(1,397.1)	-

[1] This amount is included in Interest credited and other benefits to contract owners on the Statements of Operations. All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis.

[2] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[3] For financial instruments still held as of December 31. Amounts are included in Net investment income and Net realized capital losses on the Statements of Operations.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the changes in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2010.

	December 31, 2010							
	Fair Value as of January 1	Total realized/unrealized gains (losses) included in:		Purchases, issuances, and settlements	Transfers in to Level 3[2]	Transfers out of Level 3[2]	Fair Value as of December 31	Change in unrealized gains (losses) included in earnings[3]
		Net income	OCI					
Fixed maturities, including securities pledged:								
U.S. corporate, state and municipalities	$ -	$ -	$ (0.6)	$ (1.4)	$ 42.1	$ -	$ 40.1	$ -
Foreign	-	-	0.4	5.3	4.1	-	9.8	(0.2)
Residential mortgage-backed securities	1,042.4	(1.1)	(0.4)	(41.9)	13.2	(820.7)	191.5	(6.7)
Other asset-backed securities	423.9	(104.3)	212.7	(99.7)	216.8	-	649.4	(105.5)
Total fixed maturities, including securities pledged:	1,466.3	(105.4)	212.1	(137.7)	276.2	(820.7)	890.8	(112.4)
Equity securities, available for sale	4.5	(0.7)	0.1	9.6	-	-	13.5	-
Derivatives, net	111.9	(71.3)	-	36.0	-	-	76.6	27.9
Investment contract guarantees:								
FIA	(927.2)	(230.0)	-	(8.3)	-	-	(1,165.5)	-
GMWB/GMAB	(73.9)	(7.2)	-	4.1	-	-	(77.0)	-
Total Investment contract guarantees	(1,001.1)	(237.2)[1]	-	(4.2)	-	-	(1,242.5)	-

[1] This amount is included in Interest credited and other benefits to contract owners on the Statements of Operations. All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis.

[2] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[3] For financial instruments still held as of December 31. Amounts are included in Net investment income and Net realized capital losses on the Statements of Operations.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The transfers out of Level 3 during the year ended December 31, 2011 in Fixed maturities, including securities pledged, are primarily due to the Company's determination that the market for subprime RMBS securities has become active. While the valuation methodology has not changed, the Company has concluded that the frequency of transactions in the market for subprime RMBS securities represent regularly occurring market transactions and therefore are now classified as Level 2. The transfers out of Level 3 during the year ended December 31, 2010 in Fixed maturities, including securities pledged, are primarily due to an increased utilization of vendor valuations of certain CMOs.

The remaining transfers in and out of Level 3 for fixed maturities during the year ended December 31, 2011 are due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3, as these securities are generally less liquid with very limited trading activity or where less transparency exists corroborating the inputs to the valuation methodologies. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The carrying values and estimated fair values of certain of the Company's financial instruments were as follows at December 31, 2011 and 2010.

	2011		2010	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, available-for-sale, including securities pledged	$ 22,358.5	$ 22,358.5	$ 21,806.9	$ 21,806.9
Fixed maturities at fair value using the fair value option	335.0	335.0	237.7	237.7
Equity securities, available-for-sale	27.7	27.7	66.1	66.1
Mortgage loans on real estate	3,137.3	3,214.1	2,967.9	3,036.0
Loan - Dutch State obligation	658.2	660.6	843.9	795.7
Limited partnerships/corporations	305.4	305.4	295.8	297.9
Policy loans	112.0	112.0	122.1	122.1
Cash, cash equivalents, Short-term investments, and Short-term investments under securities loan agreement	2,766.5	2,766.5	1,155.8	1,155.8
Derivatives	1,670.7	1,670.7	293.1	293.1
Other investments	82.2	82.2	82.1	82.1
Deposits from affiliates	1,377.6	1,360.3	1,600.4	1,577.3
Embedded derivative on reinsurance	-	-	20.9	20.9
Assets held in separate accounts	39,356.9	39,356.9	44,413.3	44,413.3
Liabilities:				
Investment contract liabilities:				
Deferred annuities[1]	20,338.2	20,634.4	20,819.6	20,272.4
Guaranteed investment contracts and funding agreements	2,367.7	2,568.2	2,218.3	1,909.5
Supplementary contracts and immediate annuities	816.1	884.6	803.3	716.8
Embedded derivative on reinsurance	230.9	230.9	-	-
Derivatives	611.6	611.6	492.9	492.9
Investment contract guarantees:				
Fixed indexed annuities	1,282.2	1,282.2	1,165.5	1,165.5
Guaranteed minimum withdrawal and accumulation benefits	114.9	114.9	77.0	77.0
Notes to affiliates	435.0	419.3	435.0	447.2

[1] Certain amounts included in Deferred annuities are also reflected within the Investment contract guarantees section of the table above.

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Balance Sheets, and therefore not categorized in the fair value hierarchy:

Limited partnerships/corporations: The fair value for these investments, primarily private equity fund of funds and hedge funds, is estimated based on the Net Asset Value ("NAV") as provided by the investee.

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Loan - Dutch State obligation: The fair value of the Dutch State loan obligation is estimated utilizing discounted cash flows from the Dutch Strip Yield Curve.

Policy loans: The fair value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

Other investments: The fair value of other investments is estimated based on the Company's percentage of ownership of third party appraised value for joint ventures and third party appraised value for real estate. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value.

Deposits from affiliates: Fair value is estimated based on the fair value of the liabilities for the account values of the underlying contracts, plus the fair value of the unamortized ceding allowance based on the present value of the projected release of the ceding allowance, discounted at risk-free rates, plus a credit spread.

Investment contract liabilities (included in Future policy benefits and claims reserves):

> *With a fixed maturity*: Fair value is estimated by discounting cash flows, including associated expenses for maintaining the contracts, at rates, which are market risk-free rates augmented by credit spreads on current Company credit default swaps. The

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

augmentation is present to account for non-performance risk. A margin for non-financial risks associated with the contracts is also included.

Without a fixed maturity: Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities relevant to both the contract holder and to the Company. Here, the stochastic valuation scenario set is consistent with current market parameters, and discount is taken using stochastically evolving short risk-free rates in the scenarios augmented by credit spreads on current Company debt. The augmentation in the discount is present to account for non-performance risk. Margins for non-financial risks associated with the contract liabilities are also included.

Notes to affiliates: Estimated fair value of the Company's notes to affiliates is based upon discounted future cash flows using a discount rate approximating the current market rate.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments.   In evaluating the Company's management of interest rate, price, and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

Mortgage Loans on Real Estate

The Company's mortgage loans on real estate are summarized as follows at December 31, 2011 and 2010.

	2011	2010
Total commercial mortgage loans	$ 3,138.8	$ 2,970.9
Collective valuation allowance	(1.5)	(3.0)
Total net commercial mortgage loans	$ 3,137.3	$ 2,967.9

As of December 31, 2011, all commercial mortgage loans are held-for-investment. The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates all mortgage loans based on relevant current information including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is monitored on a loan-specific basis through the review of submitted appraisals, operating

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt.

The Company has established a collective valuation allowance for probable incurred, but not specifically identified, losses related to factors inherent in the lending process. The collective valuation allowance is determined based on historical loss rates as adjusted by current economic information for all loans that are not determined to have an individually-assessed loss. The changes in the collective valuation allowance were as follows for the years ended December 31, 2011 and 2010.

	2011	2010
Collective valuation allowance for losses, beginning of year	$ 3.0	$ 4.1
Addition to / (release of) allowance for losses	(1.5)	(1.1)
Collective valuation allowance for losses, end of year	$ 1.5	$ 3.0

The commercial mortgage loan portfolio is the recorded investment, prior to collective valuation allowances, by the indicated loan-to-value ratio and debt service coverage ratio, as reflected in the following tables at December 31, 2011 and 2010.

	2011[1]	2010[1]
Loan to Value Ratio:		
0% - 50%	$ 920.9	$ 1,140.4
50% - 60%	833.9	707.7
60% - 70%	1,173.2	903.4
70% - 80%	191.3	197.6
80% - 90%	19.5	21.8
Total Commercial Mortgage Loans	$ 3,138.8	$ 2,970.9

[1] Balances do not include allowance for mortgage loan credit losses.

	2011[1]	2010[1]
Debt Service Coverage Ratio:		
Greater than 1.5x	$ 2,105.3	$ 2,038.3
1.25x - 1.5x	565.8	387.9
1.0x - 1.25x	355.5	255.2
Less than 1.0x	112.2	144.0
Mortgages secured by loans on land or construction loans	-	145.5
Total Commercial Mortgage Loans	$ 3,138.8	$ 2,970.9

[1] Balances do not include allowance for mortgage loan credit losses.

The Company believes it has a high quality mortgage loan portfolio with substantially all of commercial mortgages classified as performing. The Company defines delinquent commercial mortgage loans consistent with industry practice as 60 days past due. As of December 31, 2011 and 2010, there were no commercial loans classified as delinquent. The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

discontinued. Interest accrual is not resumed until past due payments are brought current. At December 31, 2011 and 2010, there were no commercial mortgage loans on nonaccrual status.

All commercial mortgages are evaluated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect on all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral.

The carrying values and unpaid principal balances (prior to any charge-off) of impaired commercial mortgage loans were as follows for the years ended December 31, 2011 and 2010.

	2011	2010
Impaired loans without valuation allowances	$ -	$ 16.5
Unpaid principal balance of impaired loans	$ -	$ 18.7

The following is information regarding impaired loans, restructured loans, loans 90 days or more past due and loans in the process of foreclosure for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Impaired loans, average investment during the period	$ 8.3	$ 28.0	$ 19.8
Interest income recognized on impaired loans, on an accrual basis	-	1.3	1.4
Interest income recognized on impaired loans, on a cash basis	-	1.4	1.2
Loans in foreclosure, at amortized cost	-	-	8.7

Troubled Debt Restructuring

The Company has high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications to these contracts are granted. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructure when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include: reduction of the face amount or maturity amount of the debt as originally stated, reduction of the contractual interest rate, extension of the maturity date at an interest rate lower than current market interest rates and/or reduction of accrued

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. For the year ended December 31, 2011, the Company had one private placement troubled debt restructuring with pre-modification and post-modification carrying value of $9.8.

During the twelve months ended December 31, 2011, the Company had no loans modified in a troubled debt restructuring with a subsequent payment default.

Derivative Financial Instruments

See the Business, Basis of Presentation and Significant Accounting Policies note to these Financial Statements for disclosure regarding the Company's purpose for entering into derivatives and the policies on valuation and classification of derivatives. The Company enters into the following derivatives:

Interest rate caps: Interest rate caps are used to manage the interest rate risk in the Company's fixed maturity portfolio. Interest rate caps are purchased contracts that are used by the Company to hedge annuity products against rising interest rates.

Interest rate swaps: Interest rate swaps are used to manage the interest rate risk in the Company's fixed maturity portfolio, as well as the Company's liabilities. Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly.

Foreign exchange swaps: Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for U.S. dollar cash flows at regular interim periods, typically quarterly or semi-annually.

Credit default swaps: Credit default swaps are used to reduce the credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals and amounts for the purchase or sale of credit protection. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Total return swaps: Total return swaps are used to hedge against a decrease in variable annuity account values, which are invested in certain funds. The difference between floating-rate interest amounts calculated by reference to an agreed upon notional principal amount is exchanged with other parties at specified intervals.

Forwards: Certain forwards are acquired to hedge certain CMO assets held by the Company against movements in interest rates, particularly mortgage rates. On the settlement date, the Company will either receive a payment (interest rate drops on purchased forwards or interest rate rises on sold forwards) or will be required to make a payment (interest rate rises on purchased forwards or interest rate drops on sold forwards). The Company also uses currency forward contracts to hedge policyholder liabilities in variable annuity contracts which are linked to foreign indexes. The currency fluctuations may result in a decrease in variable annuity account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values.

Futures: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may result in a decrease in variable annuity account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. Futures contracts are also used to hedge against an increase in certain equity indices. Such increases may result in increased payments to contract holders of fixed indexed annuity contracts, and the futures income would serve to offset this increased expense.

Options: Call options are used to hedge against an increase in the various equity indices. Such increase may result in increased payments to contract holders of fixed indexed annuity contracts, and the options offset this increased expense.

Embedded derivatives: The Company also has issued certain retail annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads. In addition, the Company has entered into a coinsurance with funds withheld arrangement which contains an embedded derivative whose fair value is based on the change in the fair value of the underlying assets held in trust.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of December 31, 2011 and 2010.

	2011			2010		
	Notional Amount	**Asset Fair Value**	**Liability Fair Value**	**Notional Amount**	**Asset Fair Value**	**Liability Fair Value**
Derivatives: Qualifying for hedge accounting[1]						
Cash flow hedges:						
Interest rate contracts	-	$ -	$ -	6.5	$ 0.5	$ -
Foreign exchange contracts	-	-	-	25.4	-	0.2
Fair value hedges:						
Interest rate contracts	-	-	-	73.0	-	7.2
Derivatives: Non-Qualifying for hedge accounting[1]						
Interest rate contracts	27,213.8	1,600.0	526.7	17,450.9	176.6	412.3
Foreign exchange contracts	1,297.8	9.7	42.4	908.4	5.1	41.9
Equity contracts	15,434.3	60.1	28.4	9,269.8	107.7	16.8
Credit contracts	143.4	0.9	14.1	333.8	3.2	14.5
Embedded derivatives:						
Within retail annuity products[2]	N/A	-	1,397.1	N/A	-	1,242.5
Within reinsurance agreement [3]	N/A	-	230.9	N/A	20.9	-
Total		$ 1,670.7	$ 2,239.6		$ 314.0	$ 1,735.4

N/A - Not applicable.

[1] The fair values of these derivatives are reported in Derivatives or Other liabilities on the Balance Sheets.

[2] The fair values of embedded derivatives within retail annuity products are reported in Future policy benefits and claims reserves on the Balance Sheets.

[3] The fair values of embedded derivatives within reinsurance agreements are reported in Funds held under reinsurance treaties with affiliates on the Balance Sheets.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net realized gains (losses) on derivatives were as follows for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Derivatives: Qualifying for hedge accounting[1]			
Cash flow hedges:			
Interest rate contracts	$ -	$ -	$ -
Fair value hedges:			
Interest rate contracts	-	(3.3)	(1.8)
Derivatives: Non-Qualifying for hedge accounting[1]			
Interest rate contracts	1,305.1	50.8	(183.8)
Foreign exchange contracts	(5.8)	9.3	(38.2)
Equity contracts	(548.2)	(853.4)	(2,070.4)
Credit contracts	(2.4)	1.0	(12.9)
Embedded derivatives:			
Within retail annuity products[2]	(145.5)	(237.2)	(66.3)
Within reinsurance agreement [2]	(251.8)	(17.8)	38.7
Total	$ 351.4	$ (1,050.6)	$ (2,334.7)

[1] Changes in value for effective fair value hedges are recorded in Net realized capital gains (losses). Changes in fair value upon disposal for effective cash flow hedges are recorded in Net realized capital gains (losses) on the Statements of Operations.

[2] Changes in value are included in Interest credited and other benefits to contract owners on the Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. These instruments are typically written for a maturity period of five years and do not contain recourse provisions, which would enable the seller to recover from third parties. The Company has International Swaps and Derivatives Association, Inc. ("ISDA") agreements with each counterparty with which it conducts business and tracks the collateral positions for each counterparty. To the extent cash collateral is received, it is included in Payables under securities loan agreement, including collateral held, on the Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the Credit Support Annex ("CSA") to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Balance Sheets. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract. At December 31, 2011, the fair value of credit default swaps of $0.9 and $14.1 was included in Derivatives and Other liabilities, respectively, on the Balance

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Sheets. At December 31, 2010, the fair value of credit default swaps of $3.2 and $14.5 was included in Derivatives and Other liabilities, respectively, on the Balance Sheets. As of December 31, 2011 and 2010, the maximum potential future exposure to the Company on the sale of credit protection under credit default swaps was $108.8 and $308.1, respectively.

4. Deferred Policy Acquisition Costs and Value of Business Acquired

Beginning in the first quarter of 2011, the Company implemented a reversion to the mean technique of estimating its short-term equity market return assumptions. This change in estimate was applied prospectively in first quarter 2011. The reversion to the mean technique is a common industry practice in which DAC and VOBA unlocking for short-term equity returns only occurs if equity market performance falls outside established parameters.

Activity within DAC was as follows for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Balance at January 1	$ 3,155.0	$ 3,718.0	$ 4,205.5
Deferrals of commissions and expenses	138.1	197.4	411.7
Amortization:			
Amortization	20.7	(616.9)	171.7
Interest accrued at 3.8% to 5.7%	221.6	230.2	191.3
Net amortization included in the			
Statements of Operations	242.3	(386.7)	363.0
Change in unrealized capital gains/losses on			
available-for-sale securities	(233.4)	(373.7)	(1,262.2)
Balance at December 31	$ 3,302.0	$ 3,155.0	$ 3,718.0

Activity within VOBA was as follows for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Balance at January 1	$ 68.1	$ 113.4	$ 195.1
Amortization:			
Amortization	(9.6)	(30.1)	(7.5)
Interest accrued at 3.8% to 5.7%	3.8	5.2	6.7
Net amortization included in the			
Statements of Operations	(5.8)	(24.9)	(0.8)
Change in unrealized capital gains/losses on			
available-for-sale securities	(15.8)	(20.4)	(80.9)
Balance at December 31	$ 46.5	$ 68.1	$ 113.4

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The estimated amount of VOBA amortization expense, net of interest, is $8.7, $5.9, $8.2, $7.9 and $7.6, for the years 2012, 2013, 2014, 2015, and 2016, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

Analysis of DAC and VOBA - Annuity Products

The net amortization of DAC and VOBA for the year ended December 31, 2011 experienced a favorable variance driven by lower actual gross profits, as well as higher estimated future gross profits.

During 2011, 2010, and 2009, the Company adjusted its projections for future gross profits due to actual experience in the year, adjusted its amortization for the impact of current period gross profit variances, and revised and unlocked certain assumptions for its fixed and variable annuity products. These adjustments and their acceleration (deceleration) impact on Amortization of DAC and VOBA were as follows for the years ended December 2011, 2010, and 2009.

	2011		2010		2009
Impact of separate account growth and contract owner					
withdrawal behavior different from assumptions	$ 48.3	$	114.2	$	(324.1)
Impact of current year gross profit variances	2.0		(40.2)		342.6
Unlock of mortality, lapse, expense and mutual fund					
sharing assumptions	(32.0)		(81.6)		88.9
Impact of refinements of gross profit projections	(8.0)		117.6		(0.9)
Total unlocking effect on Amortization of DAC and VOBA	$ 10.3	$	110.0	$	106.5

5. **Sales Inducements**

During the year ended December 31, 2011, the Company capitalized and amortized $32.2 and $(22.9), respectively, of sales inducements. During the year ended December 31, 2010, the Company capitalized and amortized $46.9 and $(110.8), respectively, of sales inducements. The unamortized balance of capitalized sales inducements, net of unrealized capital gains (losses) on available-for-sale securities, was $626.5 and $665.9 as of December 31, 2011 and 2010, respectively.

6. **Capital Contributions, Dividends and Statutory Information**

The Company's ability to pay dividends to its parent is subject to the prior approval of the State of Iowa Insurance Division (the "Division") for payment of any dividend, which, when combined with other dividends paid within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of the Company's earned statutory surplus

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

at the prior year end or (2) the Company's prior year statutory net gain from operations. Iowa law also prohibits an Iowa insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During 2011, 2010, and 2009, the Company did not pay any dividends or return of capital distributions to its Parent.

During the year ended December 31, 2011 and 2010, the Company received $44.0 and $749.0, respectively, in capital contributions from its Parent. On February 24, 2009, $2.2 billion was contributed to the direct and indirect insurance company subsidiaries of ING AIH, of which $835.0 was contributed to the Company. The contribution was comprised of the proceeds from the investment by the Dutch State and the redistribution of currently existing capital within ING.

The Division recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Division, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net income (loss) was $386.0, $(384.4), and $(638.3), for the years ended December 31, 2011, 2010, and 2009, respectively. Statutory capital and surplus was $2.2 billion and $1.7 billion as of December 31, 2011 and 2010, respectively.

The December 2011 variable annuity assumption changes undertaken by the Company resulted in an increase in gross statutory reserves with respect to variable annuity guaranteed living benefits which are ceded to SLDI under an automatic reinsurance agreement between the Company and SLDI. SLDI's increased credit for reinsurance obligations with respect to the increase in ceded statutory reserves is supported in part by a $1.5 billion unconditional and irrevocable letter of credit issued by ING Bank N.V. on December 31, 2011, which matures on December 31, 2031. The letter of credit was issued pursuant to a Contingent Capital Letter of Credit Facility Agreement between ING Bank and SLDI and is not confirmed by a qualifying US financial institution recognized by the NAIC SVO ("unconfirmed"). The Division allowed the Company to accept the unconfirmed letter of credit and take reserve credit for the letter of credit with respect to the variable annuity guaranteed living benefits ceded under the reinsurance agreement between the Company and SLDI and it is not a permitted practice.

During the period from December 31, 2008 through July 1, 2010, due to the reduction in liquidity and the limited availability of Letter of Credit US confirming banks, the Division also allowed the Company to accept and take statutory reserve credit for unconfirmed letters of credit issued by ING Bank N.V. in amounts up to $320.0 with respect to the variable annuity guaranteed living benefits ceded under the reinsurance agreement between the Company and SLDI. Approval of the Company's reserve credit related to unconfirmed letters of credit was undertaken by the Division pursuant to authority granted under Iowa's credit for reinsurance regulation and was not a permitted practice.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Effective December 31, 2009, the Company adopted Actuarial Guideline 43 - Variable Annuity Commissioners Annuity Reserve Valuation Method ("AG43") for its statutory basis of accounting. Where the application of AG43 produces higher reserves than the Company had otherwise established under previous standards, the Company may request permission from the Division to grade-in the impact of higher reserve over a three year period. During 2009, the Company elected this grade-in provision as allowed under AG43 and as approved by the Division. The impact of the grade-in for the year ended December 31, 2009 was an increase in reserves and a corresponding decrease in statutory surplus of $79.2. Since the AG43 reserves as of December 31, 2010 were lower than reserves established under previous standards, the Company did not elect the grade in provision. The full impact of adopting AG43 as of December 31, 2010 was an increase in reserves of $24.9.

Effective December 31, 2009, the Company adopted SSAP No. 10R, Income Taxes, for its statutory basis of accounting. This statement requires the Company to calculate admitted deferred tax assets based upon what is expected to reverse within one year with a cap on the admitted portion of the deferred tax asset of 10% of capital and surplus for its most recently filed statement. If the Company's risk-based capital ("RBC") levels, after reflecting the above limitation, exceeds 250% of the authorized control level, the statement increases the limitation on admitted deferred tax assets from what is expected to reverse in one year to what is expected to reverse over the next three years and increases the cap on the admitted portion of the deferred tax asset from 10% of capital and surplus for its most recently filed statement to 15%. Other revisions in the statement include requiring the Company to reduce the gross deferred tax asset by a statutory valuation allowance adjustment if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50%) that some portion of or all of the gross deferred tax assets will not be realized. To temper this positive RBC impact, and as a temporary measure at December 31, 2009 only, a 5% pre-tax RBC charge was required to be applied to the additional admitted deferred tax assets generated by SSAP 10R. The adoption for 2009 had a December 31, 2009 sunset; however, during 2010, the 2009 adoption, including the 5% pre-tax RBC charge, was extended through December 31, 2011. The effects on the Company's statutory financial statements of adopting this change in accounting principle were increases to total assets and capital and surplus of $86.5 and $70.4 as of December 31, 2011 and 2010, respectively. This adoption had no impact on total liabilities or net income.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

7.   Additional Insurance Benefits and Minimum Guarantees

Under the requirements of ASC Topic 944, the Company calculates reserve liabilities for certain guaranteed benefits and for universal life products with certain patterns of cost of insurance charges and certain other fees.

The following assumptions and methodology were used to determine the guaranteed minimum death benefits ("GMDB"), guaranteed minimum income benefits ("GMIB"), guaranteed minimum withdrawal benefit with life payouts ("GMWBL"), guaranteed minimum accumulation benefits ("GMAB") and guarantee minimum withdrawal benefits without lifetime guarantees ("GMWB") additional reserves at December 31, 2011.

Area	2011 Assumptions/Basis for Assumptions
Data used	Based on 1,000 investment performance scenarios
Mean investment performance	GMDB: The mean investment performance varies by fund group. In general we group all separate account returns into 6 fund groups, and generate stochastic returns for each of these fund groups. The overall mean separate account return is 8.125%. The general account fixed portion is a small percentage of the overall total. GMIB / GMWBL: 8.125% based on a single fund group. GMAB / GMWB: Zero rate curve
Volatility	GMDB: 15.76% GMIB / GMWBL: 16.53% GMAB / GMWB: Implied volatilities through the 5-year tenor and then a blend of implied and historical thereafter
Mortality	Depending on the type of benefit and gender, the Company uses Annuity 2011 Basic Table constructed by improving the Annuity 2000 basic table using Modified Projection Scale G with 11 years of improvement. Table multipliers were derived by comparing 2006 - 2010 mortality experience to base table mortality. Multipliers grade to 100% on a straight line from age 80 to 100.
Lapse rates	Vary by contract type, share class, time remaining in the surrender charge period and in-the-moneyness. A lapse margin was reflected in the GMAB / GMWB fair value reserves.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Discount rates	GMDB / GMIB / GMWBL: 5.5% based on management's best estimate of the long term credited rate of return.
	GMAB / GMWB: Zero rate curve plus adjustment for non-performance risk; non-performance risk varies between 0.95% and 1.65% based on term structure.

The Company completed its annual review of actuarial assumptions for its variable annuity block of business in the fourth quarter of 2011, and updated the assumptions used in determining the future policy benefit reserves for its variable annuity products. The assumptions for its variable annuity block were updated for lapses, mortality, annuitization and utilization rates, with the most significant revision coming from the adjustment of lapse assumptions. The assumption changes resulted in an increase in gross reserves as of December 31, 2011 of approximately $338.0, a portion of which is covered under various reinsurance agreements with SLDI or other third party reinsurers. As of December 31, 2011, the increase in reserves, net of reinsurance, was $18.3.

The calculation of the GMIB and GMWBL liabilities assumes dynamic surrenders and dynamic utilization of the guaranteed benefit reserves.

The separate account liabilities subject to the requirements for additional reserve liabilities under ASC Topic 944 for minimum guaranteed benefits, and the additional liabilities recognized related to minimum guarantees, by type, as of December 31, 2011 and 2010, and the paid and incurred amounts by type for the years ended December 31, 2011 and 2010, were as follows:

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Guaranteed Minimum Death Benefit (GMDB)		Guaranteed Minimum Accumulation/ Withdrawal Benefit (GMAB/GMWB)		Guaranteed Minimum Income Benefit (GMIB)		Guaranteed Withdrawal For Life Benefit (GMWBL)
Separate account liability							
at December 31, 2011	$ 39,356.9	$	1,105.9	$	-	$	-
Separate account liability							
at December 31, 2010	$ 44,413.3	$	1,442.6	$	-	$	-
Additional liability balance:							
Balance at January 1, 2010	$ 477.6	$	73.9	$	-	$	-
Incurred guaranteed benefits	21.4		13.8		-		-
Paid guaranteed benefits	(125.1)		(10.7)		-		-
Balance at December 31, 2010	$ 373.9	$	77.0	$	-	$	-
Incurred guaranteed benefits	246.7		40.1				
Paid guaranteed benefits	(110.3)		(2.2)				
Balance at December 31, 2011	$ 510.3	$	114.9	$	-	$	-

The net amount at risk, net of reinsurance, and the weighted average attained age of contract owners by type of minimum guaranteed benefit, were as follows as of December 31, 2011 and 2010.

	Guaranteed Minimum Death Benefit (GMDB)		Guaranteed Minimum Accumulation/ Withdrawal Benefit (GMAB/GMWB)		Guaranteed Minimum Income Benefit (GMIB)		Guaranteed Withdrawal For Life Benefit (GMWBL)
2011							
Net amount at risk, net of reinsurance	$ 8,699.0	$	63.2	$	-	$	-
Weighted average attained age	68		62		-		-
2010							
Net amount at risk, net of reinsurance	$ 6,918.5	$	52.4	$	-	$	-
Weighted average attained age	67		62		-		-

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2011 and 2010 was $39.4 billion and $44.4 billion, respectively.

8. **Income Taxes**

Income tax expense (benefit) consisted of the following for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Current tax expense (benefit):			
Federal	$ (195.8)	$ 622.9	$ (357.2)
Total current tax expense (benefit)	(195.8)	622.9	(357.2)
Deferred tax expense (benefit):			
Federal	196.9	(678.0)	220.7
Total deferred tax expense (benefit)	196.9	(678.0)	220.7
Total income tax expense (benefit)	$ 1.1	$ (55.1)	$ (136.5)

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes for the following reasons for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Income (loss) before income taxes	$ 399.1	$ 26.2	$ (133.3)
Tax rate	35.0%	35.0%	35.0%
Income tax expense (benefit) at federal statutory rate	139.7	9.2	(46.6)
Tax effect of:			
Dividend received deduction	(30.3)	(75.9)	(53.7)
Tax valuation allowance	(109.0)	64.0	(35.6)
Audit settlement	3.3	(49.2)	0.1
Tax credits	(2.0)	(3.5)	(1.0)
Other	(0.6)	0.3	0.3
Income tax expense (benefit)	$ 1.1	$ (55.1)	$ (136.5)

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Temporary Differences

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities at December 31, 2011 and 2010, are presented below.

	2011	2010
Deferred tax assets:		
Future policy benefits	$ 398.2	$ 503.4
Goodwill	0.2	1.0
Investments	662.7	839.0
Employee compensation and benefits	50.7	43.2
Other	172.4	84.0
Total gross assets before valuation allowance	1,284.2	1,470.6
Less: valuation allowance	(12.1)	(199.6)
Assets, net of valuation allowance	1,272.1	1,271.0
Deferred tax liabilities:		
Deferred policy acquisition costs	(1,315.7)	(1,231.3)
Unrealized gains	(312.1)	(139.3)
Value of business acquired	(29.6)	(31.3)
Other	(33.6)	(50.1)
Total gross liabilities	(1,691.0)	(1,452.0)
Net deferred income tax liability	$ (418.9)	$ (181.0)

Valuation allowances are provided when it is considered more likely than not that deferred tax assets will not be realized. At December 31, 2011, the Company did not have a tax valuation allowance related to realized and unrealized capital losses. At December 31, 2010, the Company had a tax valuation allowance of $187.5 related to realized and unrealized capital losses. As of December 31, 2011 and 2010, the Company had a full tax valuation allowance of $12.1 related to foreign tax credits, the benefit of which is uncertain. The change in net unrealized capital gains (losses) includes an increase (decrease) in the tax valuation allowance of $(79.0), $(173.0), and $(64.7), for the years ended December 31, 2011, 2010, and 2009, respectively.

Tax Sharing Agreement

The Company had a receivable from ING AIH of $204.0 at December 31, 2011 and a payable to ING AIH of $79.2 at December 31, 2010, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of ING AIH. Generally, the Company's financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC 740) as if the Company were a separate taxpayer rather than a member of ING AIH's consolidated income tax return group with the exception of any net operating loss

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. The Company's tax sharing agreement with ING AIH states that for each taxable year during which the Company is included in a consolidated federal income tax return with ING AIH, ING AIH will pay to the Company an amount equal to the tax benefit of the Company's net operating loss carryforwards and capital loss carryforwards generated in such year, without regard to whether such net operating loss carryforwards and capital loss carryforwards are actually utilized in the reduction of the consolidated federal income tax liability for any consolidated taxable year.

Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
Balance at beginning of period	$ 28.0	$ 60.3
Additions for tax positions related to prior years	6.1	28.0
Reductions for tax positions related to prior years	(6.1)	(60.2)
Reductions for settlements with taxing authorities	(25.3)	(0.1)
Balance at end of period	$ 2.7	$ 28.0

The Company had $2.7 of unrecognized tax benefits as of December 31, 2011 and 2010, that would affect the Company's effective tax rate if recognized.

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Current income taxes and Income tax expense on the Balance Sheets and Statements of Operations, respectively. The Company had no accrued interest for the years ended December 31, 2011 and 2010. The decrease during the tax period ended December 31, 2011 is primarily related to the settlement of the 2009 federal audit.

Tax Regulatory Matters

In March 2011, the IRS completed its examination of the Company's returns through tax year 2009. In the provision for the year ended December 31, 2011, the Company reflected an increase in its tax expense based on the results of the IRS examination and monitoring the activities of the IRS with respect to certain issues with other taxpayers and the merits of the Company's position.

The Company is currently under audit by the IRS for tax years 2010 through 2012 and it is expected that the examination of tax year 2010 will be finalized within the next twelve months. The timing of the payment (if any) of the remaining allowance of $2.7 cannot be

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

reliably estimated. The Company and the IRS have agreed to participate in the Compliance Assurance Program ("CAP") for the tax years 2010 through 2012.

9.   Benefit Plans

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees.   The Retirement Plan was amended and restated effective January 1, 2008. The Retirement Plan was also amended on July 1, 2008, related to the admission of employees from the acquisition of CitiStreet LLC ("CitiStreet") by Lion, and ING North America filed a request for a determination letter on the qualified status of the Retirement Plan, but has not yet received a favorable determination letter. Additionally, effective January 1, 2009, the Retirement Plan was amended to provide that anyone hired or rehired by the Company on or after January 1, 2009, would not be eligible to participate in the Retirement Plan.

Beginning January 1, 2012, the Retirement Plan will use a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible pay. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash balance benefit is portable; participants can take it when they leave the Company's employ. For participants in the Retirement Plan as of December 31, 2011, there will be a two-year transition period from the Retirement Plan's current FAP formula to the cash balance pension formula. Due to ASC Topic 715 requirements, the accounting impact of the change in the Retirement Plan was recognized upon Board approval November 10, 2011. This change had no material impact on the financial statements.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan (except for certain specified employees) earns a benefit under a FAP formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $11.5, $11.0, and $15.7, for the years ended 2011, 2010, and 2009, respectively, and are included in Operating expenses in the Statements of Operations.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Defined Contribution Plan

ING North America sponsors the ING Americas Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan was amended and restated effective January 1, 2008 and subsequently amended on July 1, 2008, with respect to the admission of employees from the acquisition of CitiStreet by Lion. The Savings Plan was amended effective January 1, 2011, to permit Roth 401(k) contributions to be made to the Plan. ING North America filed a request for a determination letter on the qualified status of the Plan and received a favorable determination letter dated May 19, 2009. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule, although certain specified participants are subject to a 5-year graded vesting schedule. All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The cost allocated to the Company for the Savings Plan were $3.3, $2.4, and $4.2, for the years ended December 31, 2011, 2010, and 2009, respectively, and are included in Operating expenses in the Statements of Operations.

Non-Qualified Retirement Plans

Through December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Effective December 31, 2011, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The SERPs are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Obligations and Funded Status

The following table summarizes the benefit obligations, fair value of plan assets, and funded status, for the SERPs for the years ended December 31, 2011 and 2010.

	2011	2010
Change in Projected Benefit Obligation:		
Projected benefit obligation, January 1	$ 25.5	$ 25.9
Interest cost	1.3	1.5
Benefits paid	(1.1)	(1.2)
Actuarial gain on obligation	(0.2)	(0.6)
Plan adjustments	(0.3)	-
Curtailment or settlement	-	(0.1)
Projected benefit obligation, December 31	$ 25.2	$ 25.5
Fair Value of Plan Assets:		
Fair value of plan assets, December 31	$ -	$ -

Amounts recognized in the Balance Sheets consist of:

	2011	2010
Accrued benefit cost	$ (25.2)	$ (25.5)
Accumulated other comprehensive income	6.4	7.5
Net amount recognized	$ (18.8)	$ (18.0)

Assumptions

The weighted-average assumptions used in the measurement of the December 31, 2011 and 2010, benefit obligation for the SERPs were as follows:

	2011	2010
Discount rate at end of period	4.75%	5.50%
Rate of compensation increase	3.00%	3.00%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the SERP. Based upon all available information, it was determined that 4.75% was the appropriate discount rate as of December 31, 2011, to calculate the Company's accrued benefit liability.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The weighted-average assumptions used in calculating the net pension cost were as follows:

	2011	2010	2009
Discount rate	5.50%	6.00%	6.00%
Rate of increase in compensation levels	3.00%	3.00%	1.50%

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs for the years ended December 31, 2011, 2010, and 2009, were as follows:

	2011	2010	2009
Interest cost	$ 1.3	$ 1.5	$ 1.3
Net actuarial loss recognized in the year	0.6	0.8	0.4
Net periodic benefit cost	$ 1.9	$ 2.3	$ 1.7

Cash Flows

In 2012, the employer is expected to contribute $1.5 to the SERPs. Future expected benefit payments related to the SERPs for the years ended December 31, 2012 through 2016, and thereafter through 2021, are estimated to be $1.5, $1.6, $1.6, $1.6, $1.6 and $8.3, respectively.

Stock Option and Share Plans

Through 2010, ING sponsored the ING Group Long-Term Equity Ownership Plan ("leo"), which provides employees of the Company who are selected by the ING Executive Board with options and/or performance shares. The terms applicable to an award under leo are set out in an award agreement which is signed by the participant when he or she accepts the award.

Options granted under leo are nonqualified options on ING shares in the form of American Depository Receipts ("ADRs"). Leo options have a ten (10) year term and vest three years from the grant date. Options awarded under leo may vest earlier in the event of the participant's death, permanent disability or retirement. Retirement for purposes of leo means a participant terminates service after attaining age 55 and completing 5 years of service. Early vesting in all or a portion of a grant of options may also occur in the event the participant is terminated due to redundancy or business divestiture. Unvested options are generally subject to forfeiture when a participant voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants generally have up to seven years in which to exercise their vested options. A shorter

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

exercise period applies in the event of termination due to redundancy, business divestiture, voluntary termination or termination for cause. An option gives the recipient the right to purchase an ING share in the form of ADRs at a price equal to the fair market value of one ING share on the date of grant. On exercise, participant's have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the options being exercised, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The amount is converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

Awards of performance shares may also be made under leo. Performance shares are a contingent grant of ING stock and on vesting, the participant has the right to receive a cash amount equal to the closing price per ING share on the Euronext Amsterdam Stock Market on the vesting date times the number of vested Plan shares. Performance shares generally vest three years from the date of grant, with the amount payable based on ING's share price on the vesting date. Payments made to participants on vesting are based on the performance targets established in connection with leo and payments can range from 0% to 200% of target. Performance is based on ING's total shareholder return relative to a peer group as determined at the end of the vesting period. To vest, a participant must be actively employed on the vesting date, although immediate vesting will occur in the event of the participant's death, disability or retirement. If a participant is terminated due to redundancy or business divestiture, vesting will occur but in only a portion of the award. Unvested shares are generally subject to forfeiture when an employee voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the shares, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The amount is converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

Commencing in 2011, ING introduced a new long-term equity and deferred bonus plan, the Long-Term Sustainable Performance Plan ("LSPP"). The terms applicable to an award under the LSPP will be set out in a grant agreement which is signed by the participant when he or she accepts the award. The LSPP will provide employees of the Company who are selected by the ING Executive Board with performance shares and will also require deferral of discretionary incentive bonus awards in excess of EUR 100,000. The performance shares awarded under the LSPP will be a contingent grant of ING ADR units and on settlement, the participant will have the right to either receive ING ADR units in kind or a cash amount equal to the closing price per ING share on the Euronext Amsterdam Stock Market on the settlement date times the number of vested ADR units, subject to achievement during the vesting period of performance targets based on return of equity and employee engagement. The excess bonus amount

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

will be held in deferred ING ADR units or in a deferred cash account, or some combination thereof, depending on the total amount of the incentive bonus award, generally subject to vesting in three equal tranches over the three year period commencing on the date of incentive bonus payment. Unlike the leo plan, no options on ING shares in the form of ADRs will be granted under the LSPP. To vest in performance shares, deferred shares or deferred cash, an employee must generally be actively employed on the settlement date, although immediate full and partial vesting in the event of normal age or early retirement, death or disability, or termination due to redundancy or business divestiture will occur, similar to the vesting treatment in the leo plan.

The Company was allocated from ING compensation expense for the leo options, leo performance shares and LSPP of $4.2, $2.6, and $4.5, for the years ended December 31, 2011, 2010, and 2009, respectively, primarily related to leo.

For leo, the Company recognized minimal tax benefits in 2011, 2010, and 2009.

Other Benefit Plans

In addition to providing retirement plan benefits, the Company, in conjunction with ING North America, provides certain supplemental retirement benefits to eligible employees and health care and life insurance benefits to retired employees and other eligible dependents. The supplemental retirement plan includes a non-qualified defined benefit pension plan and a non-qualified defined contribution plan, which means all benefits are payable from the general assets of the Company. The post-retirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring its supplemental health care costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.   The ING Americas Deferred Compensation Savings Plan is a deferred compensation plan that includes a 401(k) excess component. The benefits charges allocated to the Company related to all of these plans for the years ended December 31, 2011, 2010, and 2009, were $3.4, $2.1, and $5.8, respectively.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

10.   **Related Party Transactions**

Operating Agreements

The Company has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Underwriting and distribution agreement with Directed Services LLC ("DSL") (successor by merger to Directed Services, Inc.), an affiliated broker-dealer, whereby DSL serves as the principal underwriter for variable insurance products issued by the Company. DSL is authorized to enter into agreements with broker-dealers to distribute the Company's variable products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2011, 2010, and 2009, commissions were incurred in the amounts of $201.1, $204.3, and $268.0, respectively.

- Asset management agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administration, and accounting services for ING USA's general account. The Company records a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2011, 2010, and 2009, expenses were incurred in the amounts of $56.2, $49.0, and $51.0, respectively.

- Intercompany agreement with DSL pursuant to which DSL agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues DSL earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the years ended December 31, 2011 and 2010, revenue under the DSL intercompany agreement was $143.4 and $146.9, respectively. Prior to January 1, 2010, the Company was a party to a service agreement with DSL pursuant to which the Company provided managerial and supervisory services to DSL and earned a fee. This service agreement was terminated as of January 1, 2010. For the year ended December 31, 2009, revenue for these services was $123.2.

- Intercompany agreement with IIM pursuant to which IIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues IIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the years ended December 31, 2011 and 2010, revenue under the IIM intercompany agreement was $35.3 and $32.0, respectively.

- Services agreements with ING North America, dated September 1, 2000 and January 1, 2001, respectively, for administrative, management, financial, information technology, and finance and treasury services. For the years ended December 31, 2011, 2010, and 2009, expenses were incurred in the amounts of $110.3, $91.6, and $77.1, respectively. Effective October 1, 2010, the services agreement with ING North America dated January 1, 2001, was amended in order

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

for the Company to provide ING North America with use of the corporate office facility at 5780 Powers Ferry Road, N.W., Atlanta, GA (the "Atlanta Office") in exchange for ING North America's payment of the Company's direct and indirect costs for the Atlanta Office.

▪ Services agreement between the Company and its U.S. insurance company affiliates dated January 1, 2001, amended effective January 1, 2002 and December 31, 2007, for administrative, management, professional, advisory, consulting, and other services. For the years ended December 31, 2011, 2010, and 2009, expenses related to the agreements were incurred in the amount of $14.0 $31.0, and $26.3, respectively.

▪ Administrative Services Agreement between the Company, ReliaStar Life Insurance Company of New York ("RLNY"), an affiliate, and other U.S. insurance company affiliates dated March 1, 2003, amended effective August 1, 2004, in which the Company and affiliates provide services to RLNY. For the years ended December 31, 2011, 2010, and 2009, revenue related to the agreement was $3.1, $2.1, and $3.1, respectively.

▪ ING Advisors Network, a group of broker-dealers formerly affiliated with the Company, distributed the Company's annuity products. For the years ended December 31, 2010, and 2009, ING Advisors Network sold new contracts of $117.5, and $442.2, respectively. Certain of these affiliated broker-dealers were sold to Lightyear Capital LLC effective February 1, 2010.

▪ Services agreement between the Company, Security Life of Denver Insurance Company ("SLD"), an affiliate, and IIM whereby IIM provides administrative, management, professional, advisory, consulting and other services to the Company and SLD with respect to its Financial Products unit. For the years ended December 31, 2011, 2010, and 2009, the Company incurred expenses of $3.6, $4.8, and $7.6, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly-owned subsidiary of its Parent.

Reinsurance Agreements

Reinsurance Ceded

Waiver of Premium – Coinsurance Funds Withheld

Effective October 1, 2010, the Company entered into a coinsurance funds withheld agreement with its affiliate, Security Life of Denver International Limited ("SLDI"). Under the terms of the agreement, the Company ceded to SLDI 100% of the group life waiver of premium liability (except for groups covered under rate credit agreements)

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

assumed from ReliaStar Life Insurance Company ("RLI"), an affiliate, related to the Group Annual Term Coinsurance Funds Withheld agreement between the Company and RLI described under "Reinsurance Assumed" below.

Upon inception of the agreement, the Company paid SLDI a premium of $245.6. At the same time, the Company established a funds withheld liability for $188.5 to SLDI and SLDI purchased a $65.0 letter of credit to support the ceded Statutory reserves of $245.6. In addition, the Company recognized a gain of $17.9 based on the difference between the premium paid and the ceded U.S. GAAP reserves of $227.7, which offsets the $57.1 ceding allowance paid by SLDI. The ceding allowance will be amortized over the life of the business.

As of December 31, 2011 and 2010, the value of the funds withheld liability under this agreement was $190.7 and $191.3, which is included in Funds held under reinsurance treaties with affiliates on the Balance Sheets. In addition, as of December 31, 2011 and 2010, the Company had an embedded derivative under this agreement with a value of $(4.8) and $8.5, respectively, which is recorded in Funds held under reinsurance treaties with affiliates on the Balance Sheets.

Group Term Life – Monthly Renewable Term

Effective June 30, 2009, the Company entered into a monthly renewable term ("MRT") reinsurance agreement with Canada Life Assurance Company ("Canada Life"), an unaffiliated Canadian insurance company. Under the terms of the agreement, the Company ceded 90% of its net retained in-force block of group term life business and any new group term life business assumed from RLI, an affiliate, to Canada Life. The coinsurance agreement is accounted for using the deposit method. Effective October 1, 2010, the treaty was amended to discontinue ceding the group life waiver of premium business.

Guaranteed Living Benefit – Coinsurance and Coinsurance Funds Withheld

Effective June 30, 2008, the Company entered into an automatic reinsurance agreement with its affiliate, SLDI, covering 100% of the benefits guaranteed under specific variable annuity guaranteed living benefit riders attached to certain variable annuity contracts issued by the Company on or after January 1, 2000.

Also effective June 30, 2008, the Company entered into a services agreement with SLDI, under which the Company provides certain actuarial risk modeling consulting services to SLDI with respect to hedge positions undertaken by SLDI in connection with the reinsurance agreement. For the years ended December 31, 2011 and 2010, revenue related to the agreement was $12.4 and $11.9, respectively.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Effective July 1, 2009, the reinsurance agreement was amended and restated to change the reinsurance basis from coinsurance to a combined coinsurance and coinsurance funds withheld basis. On July 31, 2009, SLDI transferred assets with a market value of $3.2 billion to the Company, and the Company deposited those assets into a funds withheld trust account. As of December 31, 2011, the assets on deposit in the trust account increased to $5.3 billion. The Company also established a corresponding funds withheld liability to SLDI, which is included in Funds held under reinsurance treaties with affiliates on the Balance Sheets. Funds held under reinsurance treaties with affiliates had a balance of $5.0 billion and $3.3 billion, at December 31, 2011 and 2010, respectively. In addition, as of December 31, 2011 and 2010, the Company had an embedded derivative with a value of $235.7 and $(29.4), respectively, which is recorded in Funds held under reinsurance treaties with affiliates on the Balance Sheets.

Effective October 1, 2011, the Company and SLDI entered into an amended and restated automatic reinsurance agreement in order to provide more flexibility to the Company and SLDI with respect to the collateralization of the reserves related to the variable annuity guaranteed living benefits reinsured under the agreement.

Also effective July 1, 2009, the Company and SLDI entered into an asset management services agreement, under which SLDI serves as asset manager for the funds withheld account. SLDI has retained its affiliate, ING Investment Management LLC, as subadviser for the funds withheld account.

At December 31, 2011 and 2010, the value of reserves ceded by the Company under this agreement was $1.9 billion and $1.0 billion, respectively. In addition, a deferred loss in the amount of $356.4 and $355.9 at December 31, 2011 and 2010, respectively, is included in Other assets on the Balance Sheets and is amortized over the reinsurance period of benefit.

Multi-year Guaranteed Fixed Annuity – Coinsurance

Effective May 1, 2005, the Company entered into a coinsurance agreement with its affiliate, Security Life of Denver Insurance Company ("SLD"). Under the terms of the agreement, SLD assumed and accepted the responsibility for paying, when due, 100% of the liabilities arising under the multi-year guaranteed fixed annuity contracts issued by the Company between January 1, 2001 and December 31, 2003. In addition, the Company assigned to SLD all future premiums received by the Company attributable to the ceded contracts.

Under the terms of the agreement, the Company ceded $2.5 billion in account balances and transferred a ceding commission and $2.7 billion in assets to SLD, resulting in a realized capital gain of $47.9 to the Company, which reduced the ceding commission.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The coinsurance agreement is accounted for using the deposit method. As such, $2.7 billion of Deposit receivable from affiliate was established on the Balance Sheets. The receivable will be adjusted over the life of the agreement based on cash settlements and the experience of the contracts, as well as for amortization of the ceding commission. The Company incurred amortization expense of the negative ceding commission of $7.2, $21.4, and $17.9, for the years ended December 31, 2011, 2010, and 2009, respectively, which is recorded in Other expenses in the Statements of Operations.

Universal Life – Coinsurance

Effective January 1, 2000, the Company entered into a 100% coinsurance agreement with its affiliate, SLD, covering certain universal life policies which had been issued and in force as of, as well as any such policies issued after, the effective date of the agreement. As of December 31, 2011 and 2010, the value of reserves ceded by the Company under this agreement was $18.7 and $18.1, respectively.

Guaranteed Investment Contract - Coinsurance

Effective August 20, 1999, the Company entered into a Facultative Coinsurance Agreement with its affiliate, SLD. Under the terms of the agreement, the Company facultatively cedes to SLD, from time to time, certain GICs on a 100% coinsurance basis. The Company utilizes this reinsurance facility primarily for diversification and asset-liability management purposes in connection with this business, which is facilitated by the fact that SLD is also a major GIC issuer. Senior management of the Company has established a current maximum of $4.0 billion for GIC reserves ceded under this agreement.

The value of GIC reserves ceded by the Company under this agreement was $121.4 and $40.0 at December 31, 2011 and 2010, respectively.

Reinsurance Assumed

Level Premium Term Life Insurance - Stop-loss

Effective October 1, 2010, the Company entered into a stop-loss agreement with its affiliate, RLI under which the Company agreed to indemnify and reinsure RLI for the aggregate mortality risk under certain level premium term life insurance policies issued by RLI between January 1, 2009 and December 31, 2009 and certain level premium term life insurance policies assumed by RLI from ReliaStar Life Insurance Company of New York under an Automatic Coinsurance Agreement effective March 1, 2008. Under the terms of the agreement, the Company will make benefit payments to RLI equal to the amount of claims in excess of the attachment point (equal to a percentage of net reinsurance premium) up to the maximum fully covered benefit.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

There was no initial consideration received by the Company from RLI under this agreement. The Company receives monthly premiums, net of benefit payments, based on premium rates set forth in the respective agreements. As such, there is no unearned reinsurance premium.

The stop-loss agreement is accounted for using the deposit method. A fee receivable from affiliate of $0.9 is included in Future policy benefits and claims reserves on the Balance Sheets. The fee is accrued for and subsequently settled in cash each quarterly accounting period.

Individual Life – Yearly Renewable Term

Effective December 1, 2008 and December 31, 2008, respectively, the Company entered into two yearly renewable term reinsurance agreements with its affiliate, RLI, for an indefinite duration. Under the terms of the agreements, the Company assumed 100% of RLI's mortality risk associated with the net amount at risk under specific life insurance policies, including:

▪ Individual life policies issued by RLI and previously assumed by RLI from ReliaStar Life Insurance Company of New York ("RLNY"), with policy dates prior to January 1, 2000, including certain term life, universal life, variable universal life, and whole life, insurance policies.
▪ In force individual life policies issued by RLI, where premiums are paid on the insured's behalf through payroll deduction and which were marketed by employee benefit brokers.

The Company received initial consideration of $3.9 from RLI. Thereafter, the Company receives monthly premiums, net of benefit payments, based on premium rates set forth in the respective agreements. As such, there is no unearned reinsurance premium.

As of December 31, 2011 and 2010, the value of the reserves assumed by the Company under these agreements was $9.4 and $9.6, respectively.

Group Annual Term – Coinsurance Funds Withheld

Effective December 31, 2008, the Company entered into a coinsurance funds withheld agreement with RLI for an indefinite duration. Under the terms of the agreement, the Company assumed 100% quota share of RLI's net retained liability under certain Employee Benefits Group Annual Term policies, including disability waiver of premium.

The initial premium of $219.9 was equal to the aggregate reserve assumed by the Company. Thereafter, premiums are equal to the total earned gross premiums collected by RLI from policyholders. RLI will retain all reinsurance premiums payable to the Company as funds withheld, as security for ceded liabilities and against which ceded

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

losses will be offset. Monthly, the Company will receive or pay a net settlement. This agreement was amended and restated October 1, 2010 to better reflect the current investment environment and to modify the treatment of claims under certain policies under which claims are not paid in the form of a single lump sum; the underlying terms described above remained unchanged.   (Please see also description of Waiver of Premium - Coinsurance Funds Withheld Agreement between the Company and SLDI under "Reinsurance Ceded" above).

As of December 31, 2011 and 2010, the value of the reserves assumed by the Company under this agreement was $453.1 and $465.5, respectively.

Group Life – Funds Withheld

Effective December 31, 2008, the Company entered into a funds withheld agreement with RLI pursuant to which the Company assumed 100% quota share of RLI's net retained liability under assumed group life reinsurance in-force. Effective January 1, 2010 and as a result of the sale of ING's U.S. Group Reinsurance business to Reinsurance Group of America, this agreement was terminated.

The initial premium of $60.0 for this agreement was equal to the net Statutory reserve assumed by the Company.   Thereafter, premiums were equal to the total earned reinsurance premiums collected by RLI, less a ceding commission. RLI retained all reinsurance premiums payable to the Company as funds withheld, as security for ceded liabilities and against which ceded losses were offset. Net settlements were made on a monthly basis. In addition, the Company provided reserve credit (in the excess of the funds withheld balance) to RLI through either a cash deposit or letter of credit. As of December 31, 2011 and 2010, the Company did not have any reserves assumed under this agreement.

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with ING AIH, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in January 2004 and expires on January 14, 2014, either party can borrow from the other up to 3.0% of the Company's statutory net admitted assets, excluding Separate Accounts, as of the preceding December 31. Interest on any ING USA borrowing is charged at the rate of ING AIH's cost of funds for the interest period, plus 0.15%. Interest on any ING AIH borrowing is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Under this agreement, the Company did not incur interest expense for the year ended December 31, 2011 and 2010. The Company incurred interest expense of $0.4 for the year ended December 31, 2009. The Company earned interest income of $1.0, $1.2, and

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

$1.7, for the years ended December 31, 2011, 2010, and 2009, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Statements of Operations. At December 31, 2011 and 2010, the Company had an outstanding receivable of $535.9 and $593.6, respectively, with ING AIH under the reciprocal loan agreement.

Total Return Swap

During December 2010, the Company entered into a series of interest rate swaps with external counterparties. The Company also entered into a short-term mirror total return swap ("TRS") transaction with ING Verzekeringen N.V. ("ING V"), its indirect parent company. The outstanding market value of the TRS was $11.6 at December 31, 2010. The TRS matured January 3, 2011.

Long-term debt with Affiliates

The Company issued a 30-year surplus note in the principal amount of $35.0 on December 8, 1999, to its affiliate, SLD, which matures on December 7, 2029. Interest is charged at an annual rate of 7.98%. Payment of the note and related accrued interest is subordinate to payments due to contract owners and claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders. Any payment of principal and/or interest made is subject to the prior approval of the Iowa Insurance Commissioner. Interest expense was $2.8 for each of the years ended December 31, 2011, 2010, and 2009, respectively.

On December 29, 2004, the Company issued surplus notes in the aggregate principal amount of $400.0 (the "Notes"), scheduled to mature on December 29, 2034, to its affiliates, ING Life Insurance and Annuity Company, RLI, and SLDI, in an offering that was exempt from the registration requirements of the Securities Act of 1933. The Notes bear interest at a rate of 6.26% per year. Any payment of principal and/or interest is subject to the prior approval of the Iowa Insurance Commissioner. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest expense was $25.4 for each of the years ended December 31, 2011, 2010, and 2009, respectively.

Funding Agreement

On August 10, 2007, the Company issued an extendable funding agreement to its parent, Lion, upon receipt of a single deposit in the amount of $500.0. To fund the purchase of the funding agreement, Lion issued a promissory note to its indirect parent company, ING Verzekeringen N.V. ("ING V"), which has been guaranteed by Lion's immediate parent, ING AIH.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The funding agreement was scheduled to mature on August 10, 2012, however it was terminated on September 14, 2011, with an early termination fee paid to the Company of $3.2.

Illiquid Assets Back-Up Facility

In the first quarter of 2009, ING reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Dutch State on the Illiquid Assets Back-Up Facility (the "Back-Up Facility") covering 80% of ING's Alt-A RMBS. Under the terms of the Back-Up Facility, a full credit risk transfer to the Dutch State was realized on 80% of ING's Alt-A RMBS owned by ING Bank, FSB and ING affiliates within ING U.S. insurance with a book value of $36.0 billion, including book value of $1.4 billion of the Alt-A RMBS portfolio owned by the Company (with respect to the Company's portfolio, the "Designated Securities Portfolio") (the "ING-Dutch State Transaction"). As a result of the risk transfer, the Dutch State participates in 80% of any results of the ING Alt-A RMBS portfolio. The risk transfer to the Dutch State took place at a discount of approximately 10% of par value. In addition, under the Back-Up Facility, other fees were paid both by the Company and the Dutch State. Each ING company participating in the ING-Dutch State Transaction, including the Company remains the legal owner of 100% of its Alt-A RMBS portfolio and will remain exposed to 20% of any results on the portfolio. The ING-Dutch State Transaction closed on March 31, 2009, with the affiliate participation conveyance and risk transfer to the Dutch State described in the succeeding paragraph taking effect as of January 26, 2009.

In order to implement that portion of the ING-Dutch State Transaction related to the Company's Designated Securities Portfolio, the Company entered into a participation agreement with its affiliates, ING Support Holding B.V. ("ING Support Holding") and ING pursuant to which the Company conveyed to ING Support Holding an 80% participation interest in its Designated Securities Portfolio and will pay a periodic transaction fee, and received, as consideration for the participation, an assignment by ING Support Holding of its right to receive payments from the Dutch State under the Illiquid Assets Back-Up Facility related to the Company's Designated Securities Portfolio among, ING, ING Support Holding and the Dutch State (the "Company Back-Up Facility"). Under the Company Back-Up Facility, the Dutch State is obligated to pay certain periodic fees and make certain periodic payments with respect to the Company's Designated Securities Portfolio, and ING Support Holding is obligated to pay a periodic guarantee fee and make periodic payments to the Dutch State equal to the distributions made with respect to the 80% participation interest in the Company's Designated Securities Portfolio. The Dutch-State payment obligation to the Company under the Company Back-Up Facility is accounted for as a loan receivable for U.S. GAAP and is reported in Loan-Dutch State obligation on the Balance Sheets.

Upon the closing of the transaction on March 31, 2009, the Company reduced the unrealized loss balance in Accumulated other comprehensive loss included in

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Shareholder's equity by $411.3 and recognized a gain of $117.6, which was reported in Net realized capital losses on the Statements of Operations.

In a second transaction, known as the Step 1 Cash Transfer, a portion of the Company's Alt-A RMBS which had a book value of $18.9 was sold for cash to an affiliate, Lion II. Custom Investments LLC ("Lion II"). Immediately thereafter, Lion II sold to ING Direct Bancorp the purchased securities (the "Step 2 Cash Transfer"). Contemporaneous with the Step 2 Cash Transfer, ING Direct Bancorp included such purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. The Step 1 Cash Transfer closed on March 31, 2009, and the Company recognized a gain of $7.9 contemporaneous with the closing of the ING-Dutch State Transaction, which was reported in Net realized capital losses on the Statements of Operations.

As part of the final restructuring plan submitted to the EC in connection with its review of the Dutch state aid to ING, ING (the "Restructuring Plan"), ING has agreed to make additional payments to the Dutch State corresponding to an adjustment of fees for the Back-Up Facility. Under this new agreement, the terms of the ING-Dutch State Transaction which closed on March 31, 2009, including the transfer price of the Alt-A RMBS securities, remain unaltered and the additional payments are not borne by the Company or any other ING U.S. subsidiaries.

Derivatives

As of December 31, 2011 and 2010, the Company had call options with a notional amount of $382.2 and $382.6, respectively, and market value of $4.9 and $14.0, respectively, with ING Bank, an affiliate. Each of these contracts was entered into as a result of a competitive bid, which included unaffiliated counterparties.

11.   Reinsurance

At December 31, 2011, the Company had reinsurance treaties with 15 unaffiliated reinsurers covering a portion of the mortality risks and guaranteed death and living benefits under its annuity contracts. The Company, as cedant, also has reinsurance treaties with two affiliates, SLD and SLDI, related to GICs, fixed annuities, variable annuities, and universal life insurance policies. In addition, the Company assumed reinsurance risk under reinsurance treaties with its affiliate, RLI, related to certain life insurance policies and employee benefit group annual term policies. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Reinsurance ceded in force for life mortality risks were $147.7 billion and $170.4 billion at December 31, 2011 and 2010, respectively. At December 31, 2011 and 2010, net receivables were comprised of the following:

		2011		2010
Claims recoverable from reinsurers	$	11.0	$	14.4
Amounts due to reinsurers		(23.6)		(26.2)
Reinsurance reserves ceded		2,188.2		1,368.7
Deposits		1,377.6		1,600.4
Reinsurance receivable		498.1		508.6
Other		16.8		15.5
Total	$	4,068.1	$	3,481.4

Premiums and Interest credited and other benefits to contract owners were reduced by the following amounts for reinsurance ceded for the years ended December 31, 2011, 2010, and 2009.

		2011		2010		2009
Premiums:						
Direct premiums	$	16.9	$	17.8	$	20.0
Reinsurance assumed		478.4		522.8		768.6
Reinsurance ceded		(39.1)		(260.0)		(2.5)
Net premiums	$	456.2	$	280.6	$	786.1

Also see Reinsurance Agreements in the Related Party Transactions note to these Financial Statements.

12. Commitments and Contingent Liabilities

Leases

The Company leases its office space and certain equipment under operating leases, the longest term of which expires in 2017.

For the years ended December 31, 2011, 2010, and 2009, rent expense for leases was $7.7, $8.4, and $9.2, respectively. The future net minimum payments under noncancelable leases for the years ended December 31, 2011 through 2015 are estimated to be $7.0, $6.6, $6.7, $6.5, and $5.3, respectively, and $3.0, thereafter. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company were paid for by an affiliate and allocated back to the Company.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

As of December 31, 2011 and 2010, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $255.3 and $529.2, respectively.

Collateral

Under the terms of the Company's Over-The-Counter Derivative ISDA Agreements ("ISDA Agreements"), the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the CSA. The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. As of December 31, 2011 and 2010, the Company held $821.2 and $57.9, respectively, of cash collateral, related to derivative contracts, which was included in Payables under securities loan agreement, including collateral held, on the Balance Sheets. In addition, as of December 31, 2011 and 2010, the Company delivered collateral of $779.8 and $749.7, respectively, in fixed maturities pledged under derivatives contracts, which was included in Securities pledged on the Balance Sheets.

FHLB Funding Agreements

The Company is a member of the Federal Home Loan Bank of Des Moines ("FHLB") and is required to maintain a collateral deposit that backs funding agreements issued to the FHLB. At December 31, 2011 and 2010, the Company had $1,579.6 in non-putable funding agreements, including accrued interest, issued to the FHLB. These non-putable funding agreements are included in Future policy benefits and claims reserves, in the Balance Sheets. At December 31, 2011 and 2010, assets with a market value of $1,897.9 and $1,930.1, respectively, collateralized the funding agreements to the FHLB. Assets pledged to the FHLB are included in Fixed maturities, available-for-sale, in the Balance Sheets.

Litigation

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages, and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Regulatory Matters

As with many financial services companies, the Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with examinations, inquiries, investigations, and audits of the products and practices of the Company or the financial services industry. Some of these investigations and inquiries could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines, and other financial liability. The potential economic consequences cannot be predicted, but management does not believe that the outcome of any such action will have a material adverse effect on the Company's financial position or results of operations. It is the practice of the Company and its affiliates to cooperate fully in these matters.

13. Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of AOCI as of December 31, 2011, 2010, and 2009.

	2011	2010	2009
Net unrealized capital gains (losses):			
Fixed maturities	$ 1,331.1	$ 682.4	$ (554.7)
Equity securities, available-for-sale	1.0	6.9	3.5
Derivatives	(1.1)	0.3	-
DAC/VOBA adjustment on available-for-sale securities	(707.6)	(458.4)	(64.3)
Sales inducements adjustment on available-for-sale securities	(129.2)	(80.4)	(0.1)
Other investments	(35.7)	(35.7)	(25.0)
Unrealized capital gains (losses), before tax	458.5	115.1	(640.6)
Net deferred income tax assets (liability)	(21.4)	19.8	111.3
Unrealized capital gains (losses), after tax	437.1	134.9	(529.3)
Pension liability, net of tax	(1.9)	(2.6)	(3.2)
Accumulated other comprehensive income (loss)	$ 435.2	$ 132.3	$ (532.5)

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, net of DAC, VOBA, and tax related to changes in unrealized capital gains (losses) on securities, including securities pledged, were as follows for the years ended December 31, 2011, 2010, and 2009.

	2011		**2010**		**2009**
Fixed maturities	$ 619.7	$	1,244.0	$	3,181.9
Equity securities, available-for-sale	(5.9)		3.4		7.2
Derivatives	(1.4)		0.3		-
DAC/VOBA adjustment on available-for-sale securities	(249.2)		(394.1)		(1,343.1)
Sales inducements adjustment on available-for-sale securities	(48.8)		(80.3)		(102.3)
Other investments	-		(10.7)		0.9
Change in unrealized gains on securities, before tax	314.4		762.6		1,744.6
Deferred income tax liability	(31.0)		(93.9)		(546.0)
Change in unrealized gains on securities, after tax	283.4		668.7		1,198.6
Change in other-than-temporary impairment losses, before tax	29.0		(6.9)		(100.1)
Deferred income tax asset/liability	(10.2)		2.4		35.0
Change in other-than-temporary impairment losses, after tax	18.8		(4.5)		(65.1)
Pension and other post-employment benefit liability, before tax	1.0		0.9		(0.6)
Deferred income tax asset/liability	(0.3)		(0.3)		-
Pension and other post-employment benefit liability, after tax	0.7		0.6		(0.6)
Net change in AOCI, after tax	$ 302.9	$	664.8	$	1,132.9

Changes in unrealized capital gains on securities, including securities pledged and noncredit impairments, as recognized in AOCI, reported net of DAC, VOBA, and income taxes, were as follows for the years ended December 31, 2011, 2010, and 2009.

	2011		**2010**		**2009**
Net unrealized capital holding gains (losses)					
arising during the year [1]	$ 246.0	$	500.6	$	888.7
Reclassification adjustment for gains (losses)					
and other items included in Net income (loss) [2]	(22.8)		(9.4)		180.1
Change in deferred tax valuation allowance	79.0		173.0		64.7
Net change in unrealized capital gains (losses) on securities	$ 302.2	$	664.2	$	1,133.5

[1] Pretax unrealized capital holding gains (losses) arising during the year were $378.5, $770.2, and $1,367.2 for the years ended December 31, 2011, 2010, and 2009, respectively.

[2] Pretax reclassification adjustments for gains (losses) and other items included in Net income (loss) were $34.9, $14.5, and $(277.0), for the years ended December 31, 2011, 2010, and 2009, respectively.

The reclassification adjustments for gains (losses) and other items included in Net income (loss) in the above table are generally determined by FIFO methodology.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

QUARTERLY DATA (UNAUDITED)
(Dollar amounts in millions, unless otherwise stated)

2011	First	Second	Third	Fourth
Total revenue	$ 351.7	$ 897.4	$ 2,693.7	$ (255.1)
Income (loss) before income taxes	37.9	119.0	374.0	(131.8)
Income tax expense (benefit)	16.7	1.8	23.1	(40.5)
Net income (loss)	$ 21.2	$ 117.2	$ 350.9	$ (91.3)
2010	First	Second	Third	Fourth
Total revenue	$ 375.0	$ 1,466.4	$ 201.4	$ (120.2)
Income (loss) before income taxes	5.4	(106.7)	130.9	(3.4)
Income tax expense (benefit)	(1.2)	(54.9)	(6.7)	7.7
Net income (loss)	$ 6.6	$ (51.8)	$ 137.6	$ (11.1)

FINANCIAL STATEMENTS
ING USA Annuity and Life Insurance Company
Separate Account B
Year Ended December 31, 2011
with Report of Independent Registered Public Accounting Firm

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ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Financial Statements
Year Ended December 31, 2011

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING USA Annuity and Life Insurance Company

We have audited the accompanying statements of assets and liabilities of the investment divisions (the "Divisions") constituting ING USA Annuity and Life Insurance Company Separate Account B (the "Account") as of December 31, 2011, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

BlackRock Variable Series Funds, Inc.:
  BlackRock Global Allocation V.I. Fund - Class III
Columbia Funds Variable Insurance Trust:
  Columbia Asset Allocation Fund, Variable Series - Class A
  Columbia Federal Securities Fund, Variable Series - Class A
  Columbia Large Cap Growth Fund, Variable Series - Class A
  Columbia Small Cap Value Fund, Variable Series - Class B
  Columbia Small Company Growth Fund, Variable Series - Class A
Columbia Funds Variable Series Trust II:
  Columbia VP Large Cap Growth Fund - Class 1
  Columbia VP Short Duration US Government Fund - Class 1
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Service Class 2
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Service Class 2
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
ING Balanced Portfolio, Inc.:
  ING Balanced Portfolio - Class S
ING Intermediate Bond Portfolio:
  ING Intermediate Bond Portfolio - Class S
ING Investors Trust:
  ING American Funds Asset Allocation Portfolio
  ING American Funds Bond Portfolio
  ING American Funds Global Growth and Income Portfolio
  ING American Funds Growth Portfolio
  ING American Funds Growth-Income Portfolio
  ING American Funds International Growth and Income Portfolio
  ING American Funds International Portfolio
  ING American Funds World Allocation Portfolio - Service Class
  ING Artio Foreign Portfolio - Service Class
  ING Artio Foreign Portfolio - Service 2 Class
  ING BlackRock Health Sciences Opportunities Portfolio - Service Class
  ING BlackRock Inflation Protected Bond Portfolio - Service Class
  ING BlackRock Large Cap Growth Portfolio - Institutional Class
  ING BlackRock Large Cap Growth Portfolio - Service Class
  ING BlackRock Large Cap Value Portfolio - Service Class
  ING BlackRock Large Cap Value Portfolio - Service 2 Class
  ING Clarion Global Real Estate Portfolio - Service Class
  ING Clarion Global Real Estate Portfolio - Service 2 Class
  ING Clarion Real Estate Portfolio - Service Class

ING Investors Trust (continued):
  ING Clarion Real Estate Portfolio - Service 2 Class
  ING Core Growth and Income Portfolio - Service Class
  ING Core Growth and Income Portfolio - Service 2 Class
  ING DFA World Equity Portfolio - Service Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class
  ING Franklin Income Portfolio - Service Class
  ING Franklin Income Portfolio - Service 2 Class
  ING Franklin Mutual Shares Portfolio - Service Class
  ING Franklin Templeton Founding Strategy Portfolio - Service Class
  ING Global Resources Portfolio - Adviser Class
  ING Global Resources Portfolio - Service Class
  ING Global Resources Portfolio - Service 2 Class
  ING Invesco Van Kampen Growth and Income Portfolio - Service Class
  ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class
  ING Large Cap Growth Portfolio - Service Class
  ING Large Cap Growth Portfolio - Service 2 Class
  ING Large Cap Value Portfolio - Service Class
  ING Limited Maturity Bond Portfolio - Service Class
  ING Liquid Assets Portfolio - Service Class
  ING Liquid Assets Portfolio - Service 2 Class
  ING Lord Abbett Growth and Income Portfolio - Service Class
  ING Lord Abbett Growth and Income Portfolio - Service 2 Class
  ING Marsico Growth Portfolio - Service Class
  ING Marsico Growth Portfolio - Service 2 Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Total Return Portfolio - Service 2 Class
  ING MFS Utilities Portfolio - Service Class
  ING Morgan Stanley Global Franchise Portfolio - Service Class
  ING Morgan Stanley Global Franchise Portfolio - Service 2 Class
  ING Morgan Stanley Global Tactical Asset Allocation Portfolio - Service Class
  ING Oppenheimer Active Allocation Portfolio - Service Class

ING Investors Trust (continued):
  ING PIMCO High Yield Portfolio - Service Class
  ING PIMCO Total Return Bond Portfolio - Service Class
  ING PIMCO Total Return Bond Portfolio - Service 2 Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING Retirement Conservative Portfolio - Adviser Class
  ING Retirement Growth Portfolio - Adviser Class
  ING Retirement Moderate Growth Portfolio - Adviser Class
  ING Retirement Moderate Portfolio - Adviser Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Service 2 Class
  ING T. Rowe Price International Stock Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Service 2 Class
ING Mutual Funds:
  ING Diversified International Fund - Class R
ING Partners, Inc.:
  ING American Century Small-Mid Cap Value Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Columbia Small Cap Value II Portfolio - Service Class
  ING Davis New York Venture Portfolio - Service Class
  ING Global Bond Portfolio - Service Class
  ING Invesco Van Kampen Comstock Portfolio - Service Class
  ING Invesco Van Kampen Equity and Income Portfolio - Initial Class
  ING Invesco Van Kampen Equity and Income Portfolio - Service Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution Income Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
  ING T. Rowe Price Growth Equity Portfolio - Service Class
  ING Templeton Foreign Equity Portfolio - Service Class
  ING Thornburg Value Portfolio - Initial Class
  ING Thornburg Value Portfolio - Service Class
  ING UBS U.S. Large Cap Equity Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative Portfolio - Class S
  ING Strategic Allocation Growth Portfolio - Class S
  ING Strategic Allocation Moderate Portfolio - Class S
ING Variable Funds:
  ING Growth and Income Portfolio - Class A
  ING Growth and Income Portfolio - Class I
  ING Growth and Income Portfolio - Class S

ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
  ING GET U.S. Core Portfolio - Series 12
  ING GET U.S. Core Portfolio - Series 13
  ING GET U.S. Core Portfolio - Series 14
ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology Opportunities Portfolio - Class S
  ING Euro STOXX 50 Index Portfolio - Class A
  ING FTSE 100 Index Portfolio - Class A
  ING Hang Seng Index Portfolio - Class S
  ING Index Plus LargeCap Portfolio - Class S
  ING Index Plus MidCap Portfolio - Class S
  ING Index Plus SmallCap Portfolio - Class S
  ING International Index Portfolio - Class S
  ING Japan TOPIX Index® Portfolio - Class A
  ING Russell™ Large Cap Growth Index Portfolio - Class S
  ING Russell™ Large Cap Index Portfolio - Class S
  ING Russell™ Large Cap Value Index Portfolio - Class S
  ING Russell™ Mid Cap Growth Index Portfolio - Class S
  ING Russell™ Mid Cap Index Portfolio - Class S
  ING Russell™ Small Cap Index Portfolio - Class S
  ING Small Company Portfolio - Class S
  ING U.S. Bond Index Portfolio - Class S
  ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S
ING Variable Products Trust:
  ING International Value Portfolio - Class S
  ING MidCap Opportunities Portfolio - Class S
  ING SmallCap Opportunities Portfolio - Class S
Invesco Variable Insurance Funds:
  Invesco V.I. Leisure Fund - Series I Shares
Legg Mason Partners Variable Equity Trust:
  Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I
  Legg Mason Global Currents Variable International All Cap Opportunity Portfolio
Legg Mason Partners Variable Income Trust:
  Legg Mason Western Asset Variable High Income Portfolio
Oppenheimer Variable Account Funds:
  Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio - Class II
ProFunds:
  ProFund VP Bull
  ProFund VP Europe 30
  ProFund VP Rising Rates Opportunity
Wells Fargo Funds Trust:
  Wells Fargo Advantage VT Omega Growth Fund - Class 2

Wells Fargo Variable Trust:
   Wells Fargo Advantage VT Index Asset Allocation Fund -
      Class 2
   Wells Fargo Advantage VT Intrinsic Value Fund - Class 2
   Wells Fargo Advantage VT Small Cap Growth Fund - Class 2
   Wells Fargo Advantage VT Total Return Bond Fund

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2011, by correspondence with the transfer agents or fund company. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting ING USA Annuity and Life Insurance Company Separate Account B at December 31, 2011, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
April 4, 2012

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	BlackRock Global Allocation V.I. Fund - Class III	Columbia Asset Allocation Fund, Variable Series - Class A	Columbia Small Cap Value Fund, Variable Series - Class B	Columbia Small Company Growth Fund, Variable Series - Class A	Columbia VP Large Cap Growth Fund - Class 1
Assets					
Investments in mutual funds					
at fair value	$ 1,082,232	$ 279	$ 132,485	$ 11	$ 271
Total assets	1,082,232	279	132,485	11	271
Liabilities					
Payable to related parties	136	-	33	-	-
Total liabilities	136	-	33	-	-
Net assets	$ 1,082,096	$ 279	$ 132,452	$ 11	$ 271
Net assets					
Accumulation units	$ 1,082,096	$ 279	$ 132,452	$ 11	$ 271
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1,082,096	$ 279	$ 132,452	$ 11	$ 271
Total number of mutual fund shares	81,493,377	23,651	9,111,794	983	41,013
Cost of mutual fund shares	$ 1,042,190	$ 325	$ 157,175	$ 12	$ 309

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	Columbia VP Short Duration US Government Fund - Class 1	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Fidelity® VIP Contrafund® Portfolio - Service Class 2	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 4	$ 157,163	$ 662,973	$ 11,820	$ 5,392
Total assets	4	157,163	662,973	11,820	5,392
Liabilities					
Payable to related parties	-	30	104	1	-
Total liabilities	-	30	104	1	-
Net assets	$ 4	$ 157,133	$ 662,869	$ 11,819	$ 5,392
Net assets					
Accumulation units	$ 4	$ 157,133	$ 662,869	$ 11,819	$ 5,392
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 4	$ 157,133	$ 662,869	$ 11,819	$ 5,392
Total number of mutual fund shares	394	8,536,819	29,283,273	761,131	487,955
Cost of mutual fund shares	$ 4	$ 204,147	$ 727,094	$ 9,896	$ 5,984

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Intermediate Bond Portfolio - Class S	ING American Funds Asset Allocation Portfolio	ING American Funds Bond Portfolio	ING American Funds Global Growth and Income Portfolio	ING American Funds Growth Portfolio
Assets					
Investments in mutual funds					
at fair value	$ 1,214,821	$ 340,980	$ 463,801	$ 6,823	$ 1,884,331
Total assets	1,214,821	340,980	463,801	6,823	1,884,331
Liabilities					
Payable to related parties	197	46	63	1	320
Total liabilities	197	46	63	1	320
Net assets	$ 1,214,624	$ 340,934	$ 463,738	$ 6,822	$ 1,884,011
Net assets					
Accumulation units	$ 1,214,624	$ 340,934	$ 463,738	$ 6,822	$ 1,884,011
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1,214,624	$ 340,934	$ 463,738	$ 6,822	$ 1,884,011
Total number of mutual fund shares	98,445,814	35,444,939	44,725,309	711,521	39,191,577
Cost of mutual fund shares	$ 1,202,341	$ 277,962	$ 432,882	$ 7,113	$ 2,034,511

The accompanying notes are an integral part of these financial statements.

6

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING American Funds International Growth and Income Portfolio	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio - Service Class	ING Artio Foreign Portfolio - Service Class	ING Artio Foreign Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 4,490	$ 977,280	$ 184,342	$ 360,019	$ 30,964
Total assets	4,490	977,280	184,342	360,019	30,964
Liabilities					
Payable to related parties	-	161	28	71	6
Total liabilities	-	161	28	71	6
Net assets	$ 4,490	$ 977,119	$ 184,314	$ 359,948	$ 30,958
Net assets					
Accumulation units	$ 4,490	$ 977,119	$ 184,314	$ 359,948	$ 30,958
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 4,490	$ 977,119	$ 184,314	$ 359,948	$ 30,958
Total number of mutual fund shares	492,304	69,606,866	17,341,698	40,588,440	3,510,714
Cost of mutual fund shares	$ 4,880	$ 1,299,174	$ 195,549	$ 572,866	$ 47,475

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Service Class	ING Clarion Global Real Estate Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 175,395	$ 504,386	$ 134	$ 138,531	$ 120,782
Total assets	175,395	504,386	134	138,531	120,782
Liabilities					
Payable to related parties	34	73	-	27	20
Total liabilities	34	73	-	27	20
Net assets	$ 175,361	$ 504,313	$ 134	$ 138,504	$ 120,762
Net assets					
Accumulation units	$ 175,361	$ 504,313	$ 134	$ 138,504	$ 120,762
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 175,361	$ 504,313	$ 134	$ 138,504	$ 120,762
Total number of mutual fund shares	15,278,343	46,273,934	13,877	14,475,587	13,586,280
Cost of mutual fund shares	$ 163,127	$ 489,188	$ 165	$ 125,691	$ 128,165

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Clarion Global Real Estate Portfolio - Service 2 Class	ING Clarion Real Estate Portfolio - Service Class	ING Clarion Real Estate Portfolio - Service 2 Class	ING DFA World Equity Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 1,815	$ 293,020	$ 20,211	$ 156,812	$ 627,060
Total assets	1,815	293,020	20,211	156,812	627,060
Liabilities					
Payable to related parties	-	74	4	23	144
Total liabilities	-	74	4	23	144
Net assets	$ 1,815	$ 292,946	$ 20,207	$ 156,789	$ 626,916
Net assets					
Accumulation units	$ 1,815	$ 292,935	$ 20,207	$ 156,789	$ 626,914
Contracts in payout (annuitization)	-	11	-	-	2
Total net assets	$ 1,815	$ 292,946	$ 20,207	$ 156,789	$ 626,916
Total number of mutual fund shares	203,243	12,358,480	856,773	20,471,505	46,448,884
Cost of mutual fund shares	$ 2,035	$ 299,990	$ 21,239	$ 152,744	$ 640,322

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING FMR℠ Diversified Mid Cap Portfolio - Service 2 Class	ING Franklin Income Portfolio - Service Class	ING Franklin Income Portfolio - Service 2 Class	ING Franklin Mutual Shares Portfolio - Service Class	ING Franklin Templeton Founding Strategy Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 29,609	$ 456,328	$ 9,009	$ 178,190	$ 747,966
Total assets	29,609	456,328	9,009	178,190	747,966
Liabilities					
Payable to related parties	5	70	1	26	115
Total liabilities	5	70	1	26	115
Net assets	$ 29,604	$ 456,258	$ 9,008	$ 178,164	$ 747,851
Net assets					
Accumulation units	$ 29,604	$ 456,258	$ 9,008	$ 178,164	$ 747,851
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 29,604	$ 456,258	$ 9,008	$ 178,164	$ 747,851
Total number of mutual fund shares	2,204,694	46,899,074	927,844	23,111,594	92,570,093
Cost of mutual fund shares	$ 29,623	$ 451,486	$ 8,329	$ 185,152	$ 782,317

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Global Resources Portfolio - Adviser Class	ING Global Resources Portfolio - Service Class	ING Global Resources Portfolio - Service 2 Class	ING Invesco Van Kampen Growth and Income Portfolio - Service Class	ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 87,955	$ 491,376	$ 24,803	$ 383,627	$ 44,540
Total assets	87,955	491,376	24,803	383,627	44,540
Liabilities					
Payable to related parties	11	99	4	94	7
Total liabilities	11	99	4	94	7
Net assets	$ 87,944	$ 491,277	$ 24,799	$ 383,533	$ 44,533
Net assets					
Accumulation units	$ 87,944	$ 491,262	$ 24,799	$ 383,512	$ 44,533
Contracts in payout (annuitization)	-	15	-	21	-
Total net assets	$ 87,944	$ 491,277	$ 24,799	$ 383,533	$ 44,533
Total number of mutual fund shares	4,651,263	25,289,576	1,285,104	18,285,354	2,136,212
Cost of mutual fund shares	$ 100,692	$ 537,651	$ 28,064	$ 421,195	$ 51,681

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	ING Large Cap Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 495,239	$ 25,480	$ 223,932	$ 32,089	$ 217,771
Total assets	495,239	25,480	223,932	32,089	217,771
Liabilities					
Payable to related parties	94	4	37	7	39
Total liabilities	94	4	37	7	39
Net assets	$ 495,145	$ 25,476	$ 223,895	$ 32,082	$ 217,732
Net assets					
Accumulation units	$ 495,143	$ 25,476	$ 223,895	$ 32,082	$ 217,732
Contracts in payout (annuitization)	2	-	-	-	-
Total net assets	$ 495,145	$ 25,476	$ 223,895	$ 32,082	$ 217,732
Total number of mutual fund shares	27,589,896	1,430,630	17,332,231	2,503,075	17,324,676
Cost of mutual fund shares	$ 548,981	$ 26,083	$ 202,218	$ 31,275	$ 221,025

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Large Cap Growth Portfolio - Service 2 Class	ING Large Cap Value Portfolio - Service Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Service Class	ING Liquid Assets Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 784	$ 64,755	$ 75,784	$ 994,425	$ 19,332
Total assets	784	64,755	75,784	994,425	19,332
Liabilities					
Payable to related parties	-	15	20	198	4
Total liabilities	-	15	20	198	4
Net assets	$ 784	$ 64,740	$ 75,764	$ 994,227	$ 19,328
Net assets					
Accumulation units	$ 784	$ 64,740	$ 75,751	$ 994,220	$ 19,328
Contracts in payout (annuitization)	-	-	13	7	-
Total net assets	$ 784	$ 64,740	$ 75,764	$ 994,227	$ 19,328
Total number of mutual fund shares	62,585	7,906,648	7,473,812	994,425,382	19,332,360
Cost of mutual fund shares	$ 694	$ 63,992	$ 79,881	$ 994,425	$ 19,332

The accompanying notes are an integral part of these financial statements.

13

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service Class	ING Marsico Growth Portfolio - Service 2 Class	ING MFS Total Return Portfolio - Service Class	ING MFS Total Return Portfolio - Service 2 Class	ING MFS Utilities Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 417,788	$ 16,370	$ 635,774	$ 30,996	$ 463,970
Total assets	417,788	16,370	635,774	30,996	463,970
Liabilities					
Payable to related parties	116	3	147	6	92
Total liabilities	116	3	147	6	92
Net assets	$ 417,672	$ 16,367	$ 635,627	$ 30,990	$ 463,878
Net assets					
Accumulation units	$ 417,672	$ 16,367	$ 635,627	$ 30,990	$ 463,878
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 417,672	$ 16,367	$ 635,627	$ 30,990	$ 463,878
Total number of mutual fund shares	24,868,346	981,420	42,784,281	2,104,289	33,965,613
Cost of mutual fund shares	$ 358,521	$ 14,642	$ 686,916	$ 34,661	$ 491,911

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Morgan Stanley Global Franchise Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Service 2 Class	ING Oppenheimer Active Allocation Portfolio - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 333,156	$ 58,809	$ 50,765	$ 506,367	$ 2,820,056
Total assets	333,156	58,809	50,765	506,367	2,820,056
Liabilities					
Payable to related parties	58	11	6	90	404
Total liabilities	58	11	6	90	404
Net assets	$ 333,098	$ 58,798	$ 50,759	$ 506,277	$ 2,819,652
Net assets					
Accumulation units	$ 333,098	$ 58,798	$ 50,759	$ 506,277	$ 2,819,652
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 333,098	$ 58,798	$ 50,759	$ 506,277	$ 2,819,652
Total number of mutual fund shares	21,947,059	3,894,651	4,967,184	50,993,626	242,898,904
Cost of mutual fund shares	$ 301,886	$ 51,626	$ 52,239	$ 498,241	$ 2,868,170

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING PIMCO Total Return Bond Portfolio - Service 2 Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 65,846	$ 48,391	$ 461,931	$ 555,087	$ 4,112,545
Total assets	65,846	48,391	461,931	555,087	4,112,545
Liabilities					
Payable to related parties	10	9	106	83	858
Total liabilities	10	9	106	83	858
Net assets	$ 65,836	$ 48,382	$ 461,825	$ 555,004	$ 4,111,687
Net assets					
Accumulation units	$ 65,836	$ 48,382	$ 461,802	$ 555,004	$ 4,111,687
Contracts in payout (annuitization)	-	-	23	-	-
Total net assets	$ 65,836	$ 48,382	$ 461,825	$ 555,004	$ 4,111,687
Total number of mutual fund shares	5,705,882	4,604,234	44,934,915	60,467,031	401,615,682
Cost of mutual fund shares	$ 66,658	$ 52,483	$ 485,892	$ 521,413	$ 3,709,424

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Retirement Moderate Growth Portfolio - Adviser Class	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	ING T. Rowe Price Equity Income Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 2,859,435	$ 1,681,751	$ 2,370,843	$ 73,116	$ 643,235
Total assets	2,859,435	1,681,751	2,370,843	73,116	643,235
Liabilities					
Payable to related parties	487	271	435	13	129
Total liabilities	487	271	435	13	129
Net assets	$ 2,858,948	$ 1,681,480	$ 2,370,408	$ 73,103	$ 643,106
Net assets					
Accumulation units	$ 2,858,948	$ 1,681,480	$ 2,370,116	$ 73,103	$ 642,993
Contracts in payout (annuitization)	-	-	292	-	113
Total net assets	$ 2,858,948	$ 1,681,480	$ 2,370,408	$ 73,103	$ 643,106
Total number of mutual fund shares	270,523,695	155,000,110	103,575,491	3,206,846	56,226,830
Cost of mutual fund shares	$ 2,576,786	$ 1,517,910	$ 2,329,414	$ 74,559	$ 681,813

The accompanying notes are an integral part of these financial statements.

17

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Service 2 Class	ING T. Rowe Price International Stock Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service 2 Class	ING Diversified International Fund - Class R
Assets					
Investments in mutual funds					
at fair value	$ 23,293	$ 130,659	$ 228,585	$ 3,901	$ 128
Total assets	23,293	130,659	228,585	3,901	128
Liabilities					
Payable to related parties	4	24	48	-	-
Total liabilities	4	24	48	-	-
Net assets	$ 23,289	$ 130,635	$ 228,537	$ 3,901	$ 128
Net assets					
Accumulation units	$ 23,289	$ 130,635	$ 228,523	$ 3,901	$ 128
Contracts in payout (annuitization)	-	-	14	-	-
Total net assets	$ 23,289	$ 130,635	$ 228,537	$ 3,901	$ 128
Total number of mutual fund shares	2,048,633	13,224,597	21,811,517	374,349	16,089
Cost of mutual fund shares	$ 25,981	$ 180,332	$ 265,574	$ 4,680	$ 187

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING Global Bond Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 1,975	$ 335,787	$ 127,536	$ 242,766	$ 8,930
Total assets	1,975	335,787	127,536	242,766	8,930
Liabilities					
Payable to related parties	-	16	19	33	-
Total liabilities	-	16	19	33	-
Net assets	$ 1,975	$ 335,771	$ 127,517	$ 242,733	$ 8,930
Net assets					
Accumulation units	$ 1,975	$ 335,771	$ 127,517	$ 242,733	$ 8,930
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1,975	$ 335,771	$ 127,517	$ 242,733	$ 8,930
Total number of mutual fund shares	174,783	17,335,391	12,677,531	14,493,472	788,138
Cost of mutual fund shares	$ 1,687	$ 269,402	$ 101,560	$ 237,050	$ 8,839

The accompanying notes are an integral part of these financial statements.

19

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Invesco Van Kampen Comstock Portfolio - Service Class	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	ING Invesco Van Kampen Equity and Income Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 173,107	$ 1,561	$ 174,091	$ 125,832	$ 4,873
Total assets	173,107	1,561	174,091	125,832	4,873
Liabilities					
Payable to related parties	29	21	8	18	1
Total liabilities	29	21	8	18	1
Net assets	$ 173,078	$ 1,540	$ 174,083	$ 125,814	$ 4,872
Net assets					
Accumulation units	$ 173,078	$ 1,540	$ 174,083	$ 125,814	$ 4,872
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 173,078	$ 1,540	$ 174,083	$ 125,814	$ 4,872
Total number of mutual fund shares	17,627,984	47,231	5,306,049	8,981,608	388,571
Cost of mutual fund shares	$ 181,340	$ 1,566	$ 170,361	$ 117,681	$ 5,091

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Service Class		ING PIMCO Total Return Portfolio - Service Class		ING Solution 2015 Portfolio - Service Class		ING Solution 2025 Portfolio - Service Class		ING Solution 2035 Portfolio - Service Class	
Assets										
Investments in mutual funds										
at fair value	$	116,464	$	6,250	$	15,011	$	16,404	$	9,778
Total assets		116,464		6,250		15,011		16,404		9,778
Liabilities										
Payable to related parties		18		-		-		1		1
Total liabilities		18		-		-		1		1
Net assets	$	116,446	$	6,250	$	15,011	$	16,403	$	9,777
Net assets										
Accumulation units	$	116,446	$	6,250	$	15,011	$	16,403	$	9,777
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	116,446	$	6,250	$	15,011	$	16,403	$	9,777
Total number of mutual fund shares		9,554,044		536,509		1,416,096		1,559,341		921,603
Cost of mutual fund shares	$	136,886	$	5,965	$	14,632	$	14,982	$	9,845

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 1,131	$ 6,055	$ 9,331	$ 105,844	$ 190,520
Total assets	1,131	6,055	9,331	105,844	190,520
Liabilities					
Payable to related parties	-	-	-	16	30
Total liabilities	-	-	-	16	30
Net assets	$ 1,131	$ 6,055	$ 9,331	$ 105,828	$ 190,490
Net assets					
Accumulation units	$ 1,131	$ 6,055	$ 9,331	$ 105,828	$ 190,490
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1,131	$ 6,055	$ 9,331	$ 105,828	$ 190,490
Total number of mutual fund shares	106,036	575,036	1,150,583	1,989,178	20,097,029
Cost of mutual fund shares	$ 1,145	$ 6,027	$ 6,409	$ 96,870	$ 198,000

The accompanying notes are an integral part of these financial statements.

22

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Thornburg Value Portfolio - Initial Class	ING Thornburg Value Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Strategic Allocation Conservative Portfolio - Class S	ING Strategic Allocation Growth Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 895	$ 6,349	$ 5,199	$ 1,286	$ 460
Total assets	895	6,349	5,199	1,286	460
Liabilities					
Payable to related parties	-	1	-	-	-
Total liabilities	-	1	-	-	-
Net assets	$ 895	$ 6,348	$ 5,199	$ 1,286	$ 460
Net assets					
Accumulation units	$ 895	$ 6,348	$ 5,199	$ 1,286	$ 460
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 895	$ 6,348	$ 5,199	$ 1,286	$ 460
Total number of mutual fund shares	32,478	231,971	599,624	127,034	47,804
Cost of mutual fund shares	$ 849	$ 7,135	$ 6,061	$ 1,406	$ 553

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Strategic Allocation Moderate Portfolio - Class S	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 7
Assets					
Investments in mutual funds					
at fair value	$ 973	$ 1,178,199	$ 77	$ 724,366	$ 5,411
Total assets	973	1,178,199	77	724,366	5,411
Liabilities					
Payable to related parties	-	200	-	170	1
Total liabilities	-	200	-	170	1
Net assets	$ 973	$ 1,177,999	$ 77	$ 724,196	$ 5,410
Net assets					
Accumulation units	$ 973	$ 1,177,999	$ 77	$ 724,196	$ 5,410
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 973	$ 1,177,999	$ 77	$ 724,196	$ 5,410
Total number of mutual fund shares	98,668	55,081,769	3,581	33,848,866	698,222
Cost of mutual fund shares	$ 1,061	$ 1,223,537	$ 87	$ 685,369	$ 6,225

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12
Assets					
Investments in mutual funds					
at fair value	$ 2,620	$ 2,736	$ 2,242	$ 4,001	$ 1,817
Total assets	2,620	2,736	2,242	4,001	1,817
Liabilities					
Payable to related parties	1	1	-	-	-
Total liabilities	1	1	-	-	-
Net assets	$ 2,619	$ 2,735	$ 2,242	$ 4,001	$ 1,817
Net assets					
Accumulation units	$ 2,619	$ 2,735	$ 2,242	$ 4,001	$ 1,817
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 2,619	$ 2,735	$ 2,242	$ 4,001	$ 1,817
Total number of mutual fund shares	336,718	350,331	281,695	505,829	233,290
Cost of mutual fund shares	$ 2,965	$ 3,099	$ 2,565	$ 4,432	$ 2,117

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14	ING BlackRock Science and Technology Opportunities Portfolio - Class S	ING Euro STOXX 50 Index Portfolio - Class A	ING FTSE 100 Index Portfolio - Class A
Assets					
Investments in mutual funds					
at fair value	$ 9,104	$ 29,174	$ 198,054	$ 2,955	$ 2,300
Total assets	9,104	29,174	198,054	2,955	2,300
Liabilities					
Payable to related parties	1	10	34	-	-
Total liabilities	1	10	34	-	-
Net assets	$ 9,103	$ 29,164	$ 198,020	$ 2,955	$ 2,300
Net assets					
Accumulation units	$ 9,103	$ 29,164	$ 198,020	$ 2,955	$ 2,300
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 9,103	$ 29,164	$ 198,020	$ 2,955	$ 2,300
Total number of mutual fund shares	931,806	2,857,443	37,796,512	351,309	200,365
Cost of mutual fund shares	$ 9,203	$ 28,893	$ 190,245	$ 3,787	$ 2,518

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Hang Seng Index Portfolio - Class S		ING Index Plus LargeCap Portfolio - Class S		ING Index Plus MidCap Portfolio - Class S		ING Index Plus SmallCap Portfolio - Class S		ING International Index Portfolio - Class S	
Assets										
Investments in mutual funds at fair value	$	44,185	$	126,009	$	107,741	$	83,493	$	39,494
Total assets		44,185		126,009		107,741		83,493		39,494
Liabilities										
Payable to related parties		6		28		20		15		6
Total liabilities		6		28		20		15		6
Net assets	$	44,179	$	125,981	$	107,721	$	83,478	$	39,488
Net assets										
Accumulation units	$	44,179	$	125,981	$	107,721	$	83,478	$	39,488
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	44,179	$	125,981	$	107,721	$	83,478	$	39,488
Total number of mutual fund shares		3,959,274		9,313,340		7,158,846		6,094,359		5,424,995
Cost of mutual fund shares	$	53,263	$	144,595	$	121,706	$	93,613	$	43,835

The accompanying notes are an integral part of these financial statements.

27

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Japan TOPIX Index® Portfolio - Class A	ING Russell™ Large Cap Growth Index Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class S	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 9,568	$ 146,065	$ 297,044	$ 38,957	$ 243,151
Total assets	9,568	146,065	297,044	38,957	243,151
Liabilities					
Payable to related parties	1	32	77	7	59
Total liabilities	1	32	77	7	59
Net assets	$ 9,567	$ 146,033	$ 296,967	$ 38,950	$ 243,092
Net assets					
Accumulation units	$ 9,567	$ 146,033	$ 296,967	$ 38,950	$ 243,092
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 9,567	$ 146,033	$ 296,967	$ 38,950	$ 243,092
Total number of mutual fund shares	1,020,008	9,895,987	30,560,099	3,124,048	15,282,886
Cost of mutual fund shares	$ 10,696	$ 121,465	$ 247,929	$ 39,791	$ 196,302

The accompanying notes are an integral part of these financial statements.

28

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Russell™ Mid Cap Index Portfolio - Class S	ING Russell™ Small Cap Index Portfolio - Class S	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class S	ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 102,837	$ 136,097	$ 89,904	$ 297,601	$ 169,763
Total assets	102,837	136,097	89,904	297,601	169,763
Liabilities					
Payable to related parties	13	21	12	47	27
Total liabilities	13	21	12	47	27
Net assets	$ 102,824	$ 136,076	$ 89,892	$ 297,554	$ 169,736
Net assets					
Accumulation units	$ 102,824	$ 136,076	$ 89,892	$ 297,554	$ 169,736
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 102,824	$ 136,076	$ 89,892	$ 297,554	$ 169,736
Total number of mutual fund shares	9,289,746	11,652,143	5,116,908	26,956,636	22,817,604
Cost of mutual fund shares	$ 102,132	$ 134,694	$ 83,991	$ 290,327	$ 157,205

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING International Value Portfolio - Class S	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class S	Invesco V.I. Leisure Fund - Series I Shares	Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 6,655	$ 353,390	$ 58,870	$ 16,502	$ 75
Total assets	6,655	353,390	58,870	16,502	75
Liabilities					
Payable to related parties	-	91	15	4	-
Total liabilities	-	91	15	4	-
Net assets	$ 6,655	$ 353,299	$ 58,855	$ 16,498	$ 75
Net assets					
Accumulation units	$ 6,655	$ 353,298	$ 58,855	$ 16,498	$ 75
Contracts in payout (annuitization)	-	1	-	-	-
Total net assets	$ 6,655	$ 353,299	$ 58,855	$ 16,498	$ 75
Total number of mutual fund shares	926,852	31,080,889	2,815,401	2,171,295	5,508
Cost of mutual fund shares	$ 9,898	$ 308,997	$ 49,440	$ 18,216	$ 90

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	Legg Mason Western Asset Variable High Income Portfolio	Oppenheimer Main Street Small- & Mid- Cap Fund®/VA - Service Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income VCT Portfolio - Class II
Assets					
Investments in mutual funds					
at fair value	$ 33	$ 71	$ 1,442	$ 12,983	$ 14,739
Total assets	33	71	1,442	12,983	14,739
Liabilities					
Payable to related parties	-	-	-	-	1
Total liabilities	-	-	-	-	1
Net assets	$ 33	$ 71	$ 1,442	$ 12,983	$ 14,738
Net assets					
Accumulation units	$ 33	$ 71	$ 1,442	$ 12,983	$ 14,738
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 33	$ 71	$ 1,442	$ 12,983	$ 14,738
Total number of mutual fund shares	6,428	12,731	84,739	930,661	722,847
Cost of mutual fund shares	$ 53	$ 78	$ 1,137	$ 11,894	$ 14,490

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ProFund VP Bull	ProFund VP Europe 30	ProFund VP Rising Rates Opportunity	Wells Fargo Advantage VT Omega Growth Fund - Class 2	Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2
Assets					
Investments in mutual funds at fair value	$ 12,017	$ 6,950	$ 5,756	$ 1,240	$ 2,052
Total assets	12,017	6,950	5,756	1,240	2,052
Liabilities					
Payable to related parties	4	1	1	-	-
Total liabilities	4	1	1	-	-
Net assets	$ 12,013	$ 6,949	$ 5,755	$ 1,240	$ 2,052
Net assets					
Accumulation units	$ 12,013	$ 6,949	$ 5,755	$ 1,240	$ 2,052
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 12,013	$ 6,949	$ 5,755	$ 1,240	$ 2,052
Total number of mutual fund shares	463,616	361,795	767,457	55,167	169,736
Cost of mutual fund shares	$ 14,187	$ 9,747	$ 14,108	$ 1,052	$ 2,144

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	Wells Fargo Advantage VT Intrinsic Value Fund - Class 2	Wells Fargo Advantage VT Small Cap Growth Fund - Class 2	Wells Fargo Advantage VT Total Return Bond Fund
Assets			
Investments in mutual funds			
at fair value	$ 721	$ 361	$ 849
Total assets	721	361	849
Liabilities			
Payable to related parties	-	-	-
Total liabilities	-	-	-
Net assets	$ 721	$ 361	$ 849
Net assets			
Accumulation units	$ 721	$ 361	$ 849
Contracts in payout (annuitization)	-	-	-
Total net assets	$ 721	$ 361	$ 849
Total number of mutual fund shares	58,038	46,995	80,517
Cost of mutual fund shares	$ 811	$ 339	$ 804

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	BlackRock Global Allocation V.I. Fund - Class III	Columbia Asset Allocation Fund, Variable Series - Class A	Columbia Federal Securities Fund, Variable Series - Class A	Columbia Large Cap Growth Fund, Variable Series - Class A	Columbia Small Cap Value Fund, Variable Series - Class B
Net investment income (loss)					
Income:					
Dividends	$ 25,754	$ 8	$ 1	$ 2	$ 1,294
Total investment income	25,754	8	1	2	1,294
Expenses:					
Mortality, expense risk					
and other charges	19,276	4	-	2	2,587
Annual administrative charges	176	-	-	-	51
Contingent deferred sales charges	789	-	-	-	128
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	8,636	-	-	-	1,183
Amortization of deferred charges	-	-	-	-	-
Total expenses	28,877	4	-	2	3,949
Net investment income (loss)	(3,123)	4	1	-	(2,655)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	48,722	(4)	(1)	96	191
Capital gains distributions	27,585	-	-	-	15,781
Total realized gain (loss) on investments					
and capital gains distributions	76,307	(4)	(1)	96	15,972
Net unrealized appreciation					
(depreciation) of investments	(139,537)	(5)	-	(63)	(26,358)
Net realized and unrealized gain (loss)					
on investments	(63,230)	(9)	(1)	33	(10,386)
Net increase (decrease) in net assets					
resulting from operations	$ (66,353)	$ (5)	$ -	$ 33	$ (13,041)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	Columbia Small Company Growth Fund, Variable Series - Class A	Columbia VP Large Cap Growth Fund - Class 1	Columbia VP Short Duration US Government Fund - Class 1	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Fidelity® VIP Contrafund® Portfolio - Service Class 2
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ 3,751	$ 5,542
Total investment income	-	-	-	3,751	5,542
Expenses:					
Mortality, expense risk and other charges	-	3	-	2,856	12,327
Annual administrative charges	-	-	-	50	153
Contingent deferred sales charges	-	-	-	109	508
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	-	-	-	1,116	4,902
Amortization of deferred charges	-	-	-	-	-
Total expenses	-	3	-	4,131	17,890
Net investment income (loss)	-	(3)	-	(380)	(12,348)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(8)	-	(7,177)	(40,649)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	(8)	-	(7,177)	(40,649)
Net unrealized appreciation (depreciation) of investments	-	(38)	-	4,916	16,548
Net realized and unrealized gain (loss) on investments	-	(46)	-	(2,261)	(24,101)
Net increase (decrease) in net assets resulting from operations	$ -	$ (49)	$ -	$ (2,641)	$ (36,449)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class S	ING Intermediate Bond Portfolio - Class S	ING American Funds Asset Allocation Portfolio	ING American Funds Bond Portfolio
Net investment income (loss)					
Income:					
Dividends	$ 94	$ 151	$ 51,543	$ 4,923	$ 12,877
Total investment income	94	151	51,543	4,923	12,877
Expenses:					
Mortality, expense risk and other charges	140	72	20,241	5,890	7,845
Annual administrative charges	1	1	292	64	84
Contingent deferred sales charges	2	2	1,194	249	472
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	68	9	7,950	2,774	3,531
Amortization of deferred charges	-	-	-	-	-
Total expenses	211	84	29,677	8,977	11,932
Net investment income (loss)	(117)	67	21,866	(4,054)	945
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(653)	(257)	(19,884)	1,165	13,400
Capital gains distributions	-	-	-	32	1,574
Total realized gain (loss) on investments and capital gains distributions	(653)	(257)	(19,884)	1,197	14,974
Net unrealized appreciation (depreciation) of investments	(28)	22	54,114	(3,094)	(1,823)
Net realized and unrealized gain (loss) on investments	(681)	(235)	34,230	(1,897)	13,151
Net increase (decrease) in net assets resulting from operations	$ (798)	$ (168)	$ 56,096	$ (5,951)	$ 14,096

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING American Funds Global Growth and Income Portfolio	ING American Funds Growth Portfolio	ING American Funds Growth-Income Portfolio	ING American Funds International Growth and Income Portfolio	ING American Funds International Portfolio
Net investment income (loss)					
Income:					
Dividends	$ -	$ 4,122	$ 12,226	$ -	$ 19,220
Total investment income	-	4,122	12,226	-	19,220
Expenses:					
Mortality, expense risk					
and other charges	74	37,201	1,380	52	20,576
Annual administrative charges	1	481	(140)	1	241
Contingent deferred sales charges	2	1,709	76	2	846
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	30	15,767	483	23	8,368
Amortization of deferred charges	-	-	-	-	1
Total expenses	107	55,158	1,799	78	30,032
Net investment income (loss)	(107)	(51,036)	10,427	(78)	(10,812)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(172)	16,873	(108,276)	(127)	(36,304)
Capital gains distributions	-	162	-	-	6,320
Total realized gain (loss) on investments					
and capital gains distributions	(172)	17,035	(108,276)	(127)	(29,984)
Net unrealized appreciation					
(depreciation) of investments	(291)	(113,998)	107,306	(390)	(160,596)
Net realized and unrealized gain (loss)					
on investments	(463)	(96,963)	(970)	(517)	(190,580)
Net increase (decrease) in net assets					
resulting from operations	$ (570)	$ (147,999)	$ 9,457	$ (595)	$ (201,392)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING American Funds World Allocation Portfolio - Service Class	ING Artio Foreign Portfolio - Service Class	ING Artio Foreign Portfolio - Service 2 Class	ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 1,989	$ 8,590	$ 679	$ 950	$ 7,707
Total investment income	1,989	8,590	679	950	7,707
Expenses:					
Mortality, expense risk					
and other charges	3,951	8,055	710	3,125	6,067
Annual administrative charges	47	111	9	56	89
Contingent deferred sales charges	186	320	17	190	369
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	1,849	3,208	354	1,290	2,538
Amortization of deferred charges	-	-	-	-	-
Total expenses	6,033	11,694	1,090	4,661	9,063
Net investment income (loss)	(4,044)	(3,104)	(411)	(3,711)	(1,356)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	12,157	(39,745)	(1,096)	(4,717)	2,176
Capital gains distributions	5,560	-	-	-	13,548
Total realized gain (loss) on investments					
and capital gains distributions	17,717	(39,745)	(1,096)	(4,717)	15,724
Net unrealized appreciation					
(depreciation) of investments	(33,776)	(73,201)	(8,632)	9,734	13,968
Net realized and unrealized gain (loss)					
on investments	(16,059)	(112,946)	(9,728)	5,017	29,692
Net increase (decrease) in net assets					
resulting from operations	$ (20,103)	$ (116,050)	$ (10,139)	$ 1,306	$ 28,336

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Value Portfolio - Service Class	ING BlackRock Large Cap Value Portfolio - Service 2 Class	ING Clarion Global Real Estate Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 638	$ 795	$ 66	$ 4,694
Total investment income	1	638	795	66	4,694
Expenses:					
Mortality, expense risk and other charges	1	2,601	25	2	2,314
Annual administrative charges	-	46	(3)	-	28
Contingent deferred sales charges	-	130	1	-	107
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	-	979	8	1	992
Amortization of deferred charges	-	-	-	-	-
Total expenses	1	3,756	31	3	3,441
Net investment income (loss)	-	(3,118)	764	63	1,253
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(5)	(4,312)	(6,216)	(477)	(7,827)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(5)	(4,312)	(6,216)	(477)	(7,827)
Net unrealized appreciation (depreciation) of investments	2	(2,224)	5,944	456	(3,437)
Net realized and unrealized gain (loss) on investments	(3)	(6,536)	(272)	(21)	(11,264)
Net increase (decrease) in net assets resulting from operations	$ (3)	$ (9,654)	$ 492	$ 42	$ (10,011)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Clarion Global Real Estate Portfolio - Service 2 Class	ING Clarion Real Estate Portfolio - Service Class	ING Clarion Real Estate Portfolio - Service 2 Class	ING Core Growth and Income Portfolio - Service Class	ING Core Growth and Income Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 68	$ 3,965	$ 241	$ 6,625	$ 306
Total investment income	68	3,965	241	6,625	306
Expenses:					
Mortality, expense risk					
and other charges	38	5,342	370	6,203	340
Annual administrative charges	-	126	6	52	2
Contingent deferred sales charges	1	341	6	262	7
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	19	1,866	182	2,286	164
Amortization of deferred charges	-	-	-	-	-
Total expenses	58	7,675	564	8,803	513
Net investment income (loss)	10	(3,710)	(323)	(2,178)	(207)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(169)	(28,568)	(814)	(134,599)	(8,519)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(169)	(28,568)	(814)	(134,599)	(8,519)
Net unrealized appreciation					
(depreciation) of investments	(5)	53,114	2,420	96,582	6,551
Net realized and unrealized gain (loss)					
on investments	(174)	24,546	1,606	(38,017)	(1,968)
Net increase (decrease) in net assets					
resulting from operations	$ (164)	$ 20,836	$ 1,283	$ (40,195)	$ (2,175)

The accompanying notes are an integral part of these financial statements.

	ING DFA World Equity Portfolio - Service Class	ING FMR℠ Diversified Mid Cap Portfolio - Service Class	ING FMR℠ Diversified Mid Cap Portfolio - Service 2 Class	ING Franklin Income Portfolio - Service Class	ING Franklin Income Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 4,494	$ 1,502	$ 68	$ 26,308	$ 499
Total investment income	4,494	1,502	68	26,308	499
Expenses:					
Mortality, expense risk					
and other charges	3,299	13,215	612	8,139	161
Annual administrative charges	32	244	9	103	2
Contingent deferred sales charges	234	490	9	329	6
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	1,548	4,473	292	2,866	76
Amortization of deferred charges	-	-	-	-	-
Total expenses	5,113	18,422	922	11,437	245
Net investment income (loss)	(619)	(16,920)	(854)	14,871	254
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(9,816)	16,739	529	(8,436)	(179)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(9,816)	16,739	529	(8,436)	(179)
Net unrealized appreciation					
(depreciation) of investments	(11,536)	(99,698)	(4,364)	(7,611)	(115)
Net realized and unrealized gain (loss)					
on investments	(21,352)	(82,959)	(3,835)	(16,047)	(294)
Net increase (decrease) in net assets					
resulting from operations	$ (21,971)	$ (99,879)	$ (4,689)	$ (1,176)	$ (40)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Franklin Mutual Shares Portfolio - Service Class	ING Franklin Templeton Founding Strategy Portfolio - Service Class	ING Global Resources Portfolio - Adviser Class	ING Global Resources Portfolio - Service Class	ING Global Resources Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 6,514	$ 18,869	$ 601	$ 3,151	$ 116
Total investment income	6,514	18,869	601	3,151	116
Expenses:					
Mortality, expense risk					
and other charges	3,270	13,758	1,184	10,248	509
Annual administrative charges	38	181	19	156	7
Contingent deferred sales charges	126	750	31	632	10
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	1,266	6,373	532	4,115	249
Amortization of deferred charges	-	-	-	-	-
Total expenses	4,700	21,062	1,766	15,151	775
Net investment income (loss)	1,814	(2,193)	(1,165)	(12,000)	(659)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(4,723)	(22,689)	(3,055)	(14,694)	(164)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(4,723)	(22,689)	(3,055)	(14,694)	(164)
Net unrealized appreciation					
(depreciation) of investments	(3,018)	(5,336)	(12,737)	(37,942)	(2,491)
Net realized and unrealized gain (loss)					
on investments	(7,741)	(28,025)	(15,792)	(52,636)	(2,655)
Net increase (decrease) in net assets					
resulting from operations	$ (5,927)	$ (30,218)	$ (16,957)	$ (64,636)	$ (3,314)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Invesco Van Kampen Growth and Income Portfolio - Service Class	ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 5,155	$ 523	$ 5,019	$ 214	$ 796
Total investment income	5,155	523	5,019	214	796
Expenses:					
Mortality, expense risk					
and other charges	7,204	890	10,146	547	3,980
Annual administrative charges	159	11	144	7	51
Contingent deferred sales charges	182	14	503	9	216
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	1,734	396	4,180	261	1,640
Amortization of deferred charges	1	-	-	-	-
Total expenses	9,280	1,311	14,973	824	5,887
Net investment income (loss)	(4,125)	(788)	(9,954)	(610)	(5,091)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	10,484	(784)	(6,787)	1,377	(5,048)
Capital gains distributions	-	-	19,495	1,020	-
Total realized gain (loss) on investments					
and capital gains distributions	10,484	(784)	12,708	2,397	(5,048)
Net unrealized appreciation					
(depreciation) of investments	(24,374)	(848)	(133,654)	(8,715)	3,052
Net realized and unrealized gain (loss)					
on investments	(13,890)	(1,632)	(120,946)	(6,318)	(1,996)
Net increase (decrease) in net assets					
resulting from operations	$ (18,015)	$ (2,420)	$ (130,900)	$ (6,928)	$ (7,087)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	ING Large Cap Growth Portfolio - Service Class	ING Large Cap Growth Portfolio - Service 2 Class	ING Large Cap Value Portfolio - Service Class	ING Limited Maturity Bond Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 67	$ 455	$ 2	$ 622	$ 2,654
Total investment income	67	455	2	622	2,654
Expenses:					
Mortality, expense risk and other charges	635	3,782	16	1,006	1,381
Annual administrative charges	10	72	-	35	39
Contingent deferred sales charges	12	160	1	28	17
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	310	1,631	8	310	112
Amortization of deferred charges	-	-	-	-	-
Total expenses	967	5,645	25	1,379	1,549
Net investment income (loss)	(900)	(5,190)	(23)	(757)	1,105
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	198	11,389	19	(836)	(2,671)
Capital gains distributions	-	14,344	53	-	-
Total realized gain (loss) on investments and capital gains distributions	198	25,733	72	(836)	(2,671)
Net unrealized appreciation (depreciation) of investments	(580)	(23,630)	(55)	763	1,059
Net realized and unrealized gain (loss) on investments	(382)	2,103	17	(73)	(1,612)
Net increase (decrease) in net assets resulting from operations	$ (1,282)	$ (3,087)	$ (6)	$ (830)	$ (507)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Liquid Assets Portfolio - Service Class	ING Liquid Assets Portfolio - Service 2 Class	ING Lord Abbett Growth and Income Portfolio - Service Class	ING Lord Abbett Growth and Income Portfolio - Service 2 Class	ING Marsico Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ 1,062
Total investment income	-	-	-	-	1,062
Expenses:					
Mortality, expense risk					
and other charges	17,446	378	57	2	8,058
Annual administrative charges	352	6	(10)	-	201
Contingent deferred sales charges	4,450	76	2	-	237
Minimum death benefit guarantee charges	1	-	-	-	-
Other contract charges	5,137	157	13	1	2,277
Amortization of deferred charges	-	-	-	-	-
Total expenses	27,386	617	62	3	10,773
Net investment income (loss)	(27,386)	(617)	(62)	(3)	(9,711)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	-	(8,765)	(397)	45,214
Capital gains distributions	291	6	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	291	6	(8,765)	(397)	45,214
Net unrealized appreciation					
(depreciation) of investments	-	-	10,135	447	(53,861)
Net realized and unrealized gain (loss)					
on investments	291	6	1,370	50	(8,647)
Net increase (decrease) in net assets					
resulting from operations	$ (27,095)	$ (611)	$ 1,308	$ 47	$ (18,358)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service 2 Class	ING MFS Total Return Portfolio - Service Class	ING MFS Total Return Portfolio - Service 2 Class	ING MFS Utilities Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 17	$ 16,524	$ 763	$ 15,969	$ 7,747
Total investment income	17	16,524	763	15,969	7,747
Expenses:					
Mortality, expense risk and other charges	319	11,763	607	7,799	5,848
Annual administrative charges	4	249	8	139	88
Contingent deferred sales charges	8	452	10	588	276
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	154	3,300	287	3,145	2,421
Amortization of deferred charges	-	-	-	-	-
Total expenses	485	15,764	912	11,671	8,633
Net investment income (loss)	(468)	760	(149)	4,298	(886)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	527	(15,414)	(1,228)	(14,338)	(1,028)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	527	(15,414)	(1,228)	(14,338)	(1,028)
Net unrealized appreciation (depreciation) of investments	(834)	10,803	928	25,614	21,385
Net realized and unrealized gain (loss) on investments	(307)	(4,611)	(300)	11,276	20,357
Net increase (decrease) in net assets resulting from operations	$ (775)	$ (3,851)	$ (449)	$ 15,574	$ 19,471

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Morgan Stanley Global Franchise Portfolio - Service 2 Class	ING Morgan Stanley Global Tactical Asset Allocation Portfolio - Service Class	ING Oppenheimer Active Allocation Portfolio - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 1,363	$ 60	$ 15	$ 37,401	$ 117,995
Total investment income	1,363	60	15	37,401	117,995
Expenses:					
Mortality, expense risk					
and other charges	1,126	65	954	9,026	49,401
Annual administrative charges	18	(6)	7	144	559
Contingent deferred sales charges	21	3	49	415	2,874
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	518	29	465	2,773	19,819
Amortization of deferred charges	-	-	-	-	1
Total expenses	1,683	91	1,475	12,358	72,654
Net investment income (loss)	(320)	(31)	(1,460)	25,043	45,341
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,762	(1,122)	5,306	(2,553)	17,391
Capital gains distributions	-	5,345	25	-	113,913
Total realized gain (loss) on investments					
and capital gains distributions	1,762	4,223	5,331	(2,553)	131,304
Net unrealized appreciation					
(depreciation) of investments	2,267	(2,655)	(7,753)	(12,874)	(155,150)
Net realized and unrealized gain (loss)					
on investments	4,029	1,568	(2,422)	(15,427)	(23,846)
Net increase (decrease) in net assets					
resulting from operations	$ 3,709	$ 1,537	$ (3,882)	$ 9,616	$ 21,495

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING PIMCO Total Return Bond Portfolio - Service 2 Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ 2,787	$ 702	$ 6,385	$ 8,138	$ 36,177
Total investment income	2,787	702	6,385	8,138	36,177
Expenses:					
Mortality, expense risk					
and other charges	1,238	921	9,037	8,588	77,288
Annual administrative charges	14	15	173	107	1,355
Contingent deferred sales charges	41	28	341	496	4,309
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	543	359	3,306	3,680	37,329
Amortization of deferred charges	-	-	1	-	1
Total expenses	1,836	1,323	12,858	12,871	120,282
Net investment income (loss)	951	(621)	(6,473)	(4,733)	(84,105)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,562	237	1,707	12,302	55,907
Capital gains distributions	2,796	-	-	4,377	-
Total realized gain (loss) on investments					
and capital gains distributions	4,358	237	1,707	16,679	55,907
Net unrealized appreciation					
(depreciation) of investments	(4,911)	(3,366)	(33,023)	571	(139,667)
Net realized and unrealized gain (loss)					
on investments	(553)	(3,129)	(31,316)	17,250	(83,760)
Net increase (decrease) in net assets					
resulting from operations	$ 398	$ (3,750)	$ (37,789)	$ 12,517	$ (167,865)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Retirement Moderate Growth Portfolio - Adviser Class	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	ING T. Rowe Price Equity Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 31,883	$ 24,311	$ 45,249	$ 1,289	$ 13,127
Total investment income	31,883	24,311	45,249	1,289	13,127
Expenses:					
Mortality, expense risk					
and other charges	52,987	30,302	43,420	1,418	11,597
Annual administrative charges	743	397	683	19	209
Contingent deferred sales charges	2,736	1,261	1,815	31	461
Minimum death benefit guarantee charges	-	-	-	-	1
Other contract charges	22,108	12,127	15,868	666	4,172
Amortization of deferred charges	-	-	2	-	5
Total expenses	78,574	44,087	61,788	2,134	16,445
Net investment income (loss)	(46,691)	(19,776)	(16,539)	(845)	(3,318)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	39,098	21,753	77,517	(654)	(4,738)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	39,098	21,753	77,517	(654)	(4,738)
Net unrealized appreciation					
(depreciation) of investments	(65,826)	(7,486)	(50,721)	1,563	(16,655)
Net realized and unrealized gain (loss)					
on investments	(26,728)	14,267	26,796	909	(21,393)
Net increase (decrease) in net assets					
resulting from operations	$ (73,419)	$ (5,509)	$ 10,257	$ 64	$ (24,711)

The accompanying notes are an integral part of these financial statements.

49

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Service 2 Class	ING T. Rowe Price International Stock Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service 2 Class	ING Diversified International Fund - Class R
Net investment income (loss)					
Income:					
Dividends	$ 449	$ 5,346	$ 4,159	$ 62	$ 1
Total investment income	449	5,346	4,159	62	1
Expenses:					
Mortality, expense risk and other charges	437	2,656	4,597	81	2
Annual administrative charges	7	37	81	1	-
Contingent deferred sales charges	8	122	137	2	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	214	1,117	1,536	40	1
Amortization of deferred charges	-	-	-	-	-
Total expenses	666	3,932	6,351	124	3
Net investment income (loss)	(217)	1,414	(2,192)	(62)	(2)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(483)	(8,521)	3,451	(104)	(6)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(483)	(8,521)	3,451	(104)	(6)
Net unrealized appreciation (depreciation) of investments	(238)	(15,620)	(23,014)	(184)	(17)
Net realized and unrealized gain (loss) on investments	(721)	(24,141)	(19,563)	(288)	(23)
Net increase (decrease) in net assets resulting from operations	$ (938)	$ (22,727)	$ (21,755)	$ (350)	$ (25)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING Global Bond Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 29	$ -	$ 582	$ 2,610	$ 655
Total investment income	29	-	582	2,610	655
Expenses:					
Mortality, expense risk					
and other charges	27	6,203	2,501	4,722	90
Annual administrative charges	-	73	27	43	1
Contingent deferred sales charges	1	272	101	177	1
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	15	2,613	1,050	1,869	20
Amortization of deferred charges	-	-	-	-	-
Total expenses	43	9,161	3,679	6,811	112
Net investment income (loss)	(14)	(9,161)	(3,097)	(4,201)	543
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	510	1,071	1,260	(8,149)	135
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	510	1,071	1,260	(8,149)	135
Net unrealized appreciation					
(depreciation) of investments	(666)	2,806	(5,379)	(6,855)	(470)
Net realized and unrealized gain (loss)					
on investments	(156)	3,877	(4,119)	(15,004)	(335)
Net increase (decrease) in net assets					
resulting from operations	$ (170)	$ (5,284)	$ (7,216)	$ (19,205)	$ 208

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Invesco Van Kampen Comstock Portfolio - Service Class	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	ING Invesco Van Kampen Equity and Income Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 2,423	$ 37	$ 3,648	$ 1,042	$ 120
Total investment income	2,423	37	3,648	1,042	120
Expenses:					
Mortality, expense risk					
and other charges	3,128	15	3,209	2,138	100
Annual administrative charges	44	(2)	47	24	(15)
Contingent deferred sales charges	157	-	130	125	5
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	1,277	-	1,220	863	37
Amortization of deferred charges	-	-	-	-	-
Total expenses	4,606	13	4,606	3,150	127
Net investment income (loss)	(2,183)	24	(958)	(2,108)	(7)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(6,672)	20	(2,510)	15,019	(12,139)
Capital gains distributions	-	-	-	-	23,069
Total realized gain (loss) on investments					
and capital gains distributions	(6,672)	20	(2,510)	15,019	10,930
Net unrealized appreciation					
(depreciation) of investments	1,288	(69)	(3,013)	(14,481)	(9,559)
Net realized and unrealized gain (loss)					
on investments	(5,384)	(49)	(5,523)	538	1,371
Net increase (decrease) in net assets					
resulting from operations	$ (7,567)	$ (25)	$ (6,481)	$ (1,570)	$ 1,364

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 85	$ 1,597	$ 205	$ 517	$ 365
Total investment income	85	1,597	205	517	365
Expenses:					
Mortality, expense risk and other charges	71	2,062	70	174	183
Annual administrative charges	2	28	-	1	1
Contingent deferred sales charges	2	87	-	1	2
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	2	804	14	89	102
Amortization of deferred charges	-	-	-	-	-
Total expenses	77	2,981	84	265	288
Net investment income (loss)	8	(1,384)	121	252	77
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	199	(2,785)	(20)	(380)	(395)
Capital gains distributions	-	-	235	-	-
Total realized gain (loss) on investments and capital gains distributions	199	(2,785)	215	(380)	(395)
Net unrealized appreciation (depreciation) of investments	(701)	(9,838)	(190)	(217)	(505)
Net realized and unrealized gain (loss) on investments	(502)	(12,623)	25	(597)	(900)
Net increase (decrease) in net assets resulting from operations	$ (494)	$ (14,007)	$ 146	$ (345)	$ (823)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 170	$ 14	$ 261	$ 13	$ -
Total investment income	170	14	261	13	-
Expenses:					
Mortality, expense risk and other charges	117	14	68	116	1,866
Annual administrative charges	1	-	-	1	22
Contingent deferred sales charges	-	1	-	-	80
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	63	8	23	64	768
Amortization of deferred charges	-	-	-	-	-
Total expenses	181	23	91	181	2,736
Net investment income (loss)	(11)	(9)	170	(168)	(2,736)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(304)	(21)	(50)	(158)	12,015
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(304)	(21)	(50)	(158)	12,015
Net unrealized appreciation (depreciation) of investments	(398)	(46)	(181)	(290)	(14,415)
Net realized and unrealized gain (loss) on investments	(702)	(67)	(231)	(448)	(2,400)
Net increase (decrease) in net assets resulting from operations	$ (713)	$ (76)	$ (61)	$ (616)	$ (5,136)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Templeton Foreign Equity Portfolio - Service Class	ING Thornburg Value Portfolio - Initial Class	ING Thornburg Value Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Strategic Allocation Conservative Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 3,957	$ 8	$ 40	$ 39	$ 50
Total investment income	3,957	8	40	39	50
Expenses:					
Mortality, expense risk					
and other charges	4,207	16	113	92	13
Annual administrative charges	46	-	2	2	-
Contingent deferred sales charges	218	-	3	5	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	1,688	-	44	33	-
Amortization of deferred charges	-	-	-	-	-
Total expenses	6,159	16	162	132	13
Net investment income (loss)	(2,202)	(8)	(122)	(93)	37
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(18,388)	89	(51)	(130)	(51)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(18,388)	89	(51)	(130)	(51)
Net unrealized appreciation					
(depreciation) of investments	(16,533)	(226)	(1,004)	(41)	24
Net realized and unrealized gain (loss)					
on investments	(34,921)	(137)	(1,055)	(171)	(27)
Net increase (decrease) in net assets					
resulting from operations	$ (37,123)	$ (145)	$ (1,177)	$ (264)	$ 10

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Strategic Allocation Growth Portfolio - Class S	ING Strategic Allocation Moderate Portfolio - Class S	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 14	$ 24	$ 10,463	$ 1	$ 8,619
Total investment income	14	24	10,463	1	8,619
Expenses:					
Mortality, expense risk and other charges	6	8	20,466	1	7,506
Annual administrative charges	-	-	436	-	227
Contingent deferred sales charges	-	-	915	-	224
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	-	2	8,453	-	2,516
Amortization of deferred charges	-	-	-	-	-
Total expenses	6	10	30,270	1	10,473
Net investment income (loss)	8	14	(19,807)	-	(1,854)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(80)	(35)	(4,004)	(4)	2,752
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(80)	(35)	(4,004)	(4)	2,752
Net unrealized appreciation (depreciation) of investments	56	6	(45,338)	3	(8,237)
Net realized and unrealized gain (loss) on investments	(24)	(29)	(49,342)	(1)	(5,485)
Net increase (decrease) in net assets resulting from operations	$ (16)	$ (15)	$ (69,149)	$ (1)	$ (7,339)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9
Net investment income (loss)					
Income:					
Dividends	$ 260	$ 301	$ 138	$ 51	$ 68
Total investment income	260	301	138	51	68
Expenses:					
Mortality, expense risk and other charges	137	159	118	59	58
Annual administrative charges	2	3	3	1	1
Contingent deferred sales charges	3	11	11	13	2
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	-	-	-	-	-
Amortization of deferred charges	-	-	-	-	-
Total expenses	142	173	132	73	61
Net investment income (loss)	118	128	6	(22)	7
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,630)	(2,122)	(585)	(407)	(342)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(2,630)	(2,122)	(585)	(407)	(342)
Net unrealized appreciation (depreciation) of investments	2,272	1,783	447	346	270
Net realized and unrealized gain (loss) on investments	(358)	(339)	(138)	(61)	(72)
Net increase (decrease) in net assets resulting from operations	$ (240)	$ (211)	$ (132)	$ (83)	$ (65)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14
Net investment income (loss)					
Income:					
Dividends	$ 64	$ 96	$ 49	$ 243	$ 1,006
Total investment income	64	96	49	243	1,006
Expenses:					
Mortality, expense risk and other charges	50	87	35	184	574
Annual administrative charges	1	1	-	6	15
Contingent deferred sales charges	1	1	1	2	13
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	-	-	-	-	-
Amortization of deferred charges	-	-	-	-	-
Total expenses	52	89	36	192	602
Net investment income (loss)	12	7	13	51	404
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(244)	(239)	(48)	(169)	(26)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(244)	(239)	(48)	(169)	(26)
Net unrealized appreciation (depreciation) of investments	191	180	19	126	55
Net realized and unrealized gain (loss) on investments	(53)	(59)	(29)	(43)	29
Net increase (decrease) in net assets resulting from operations	$ (41)	$ (52)	$ (16)	$ 8	$ 433

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING BlackRock Science and Technology Opportunities Portfolio - Class S	ING Euro STOXX 50 Index Portfolio - Class A	ING FTSE 100 Index Portfolio - Class A	ING Hang Seng Index Portfolio - Class S	ING Index Plus LargeCap Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ -	$ 553	$ 146	$ 1,627	$ 2,322
Total investment income	-	553	146	1,627	2,322
Expenses:					
Mortality, expense risk					
and other charges	4,304	179	84	1,075	2,182
Annual administrative charges	55	3	2	9	56
Contingent deferred sales charges	220	18	5	57	79
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	1,862	54	77	481	665
Amortization of deferred charges	-	-	-	-	-
Total expenses	6,441	254	168	1,622	2,982
Net investment income (loss)	(6,441)	299	(22)	5	(660)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	33,032	(2,811)	(1,316)	170	(10,242)
Capital gains distributions	-	-	76	-	-
Total realized gain (loss) on investments					
and capital gains distributions	33,032	(2,811)	(1,240)	170	(10,242)
Net unrealized appreciation					
(depreciation) of investments	(60,848)	(772)	(408)	(13,476)	8,254
Net realized and unrealized gain (loss)					
on investments	(27,816)	(3,583)	(1,648)	(13,306)	(1,988)
Net increase (decrease) in net assets					
resulting from operations	$ (34,257)	$ (3,284)	$ (1,670)	$ (13,301)	$ (2,648)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Index Plus MidCap Portfolio - Class S	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class S	ING Japan TOPIX Index® Portfolio - Class A	ING Russell™ Large Cap Growth Index Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 699	$ 549	$ 1,398	$ 167	$ 1,438
Total investment income	699	549	1,398	167	1,438
Expenses:					
Mortality, expense risk					
and other charges	2,007	1,542	930	167	2,476
Annual administrative charges	31	24	10	2	54
Contingent deferred sales charges	77	66	51	6	121
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	746	600	355	36	1,059
Amortization of deferred charges	-	-	-	-	-
Total expenses	2,861	2,232	1,346	211	3,710
Net investment income (loss)	(2,162)	(1,683)	52	(44)	(2,272)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(3,109)	(3,407)	774	(231)	11,059
Capital gains distributions	-	-	-	82	-
Total realized gain (loss) on investments					
and capital gains distributions	(3,109)	(3,407)	774	(149)	11,059
Net unrealized appreciation					
(depreciation) of investments	1,687	2,183	(8,670)	(1,847)	(7,707)
Net realized and unrealized gain (loss)					
on investments	(1,422)	(1,224)	(7,896)	(1,996)	3,352
Net increase (decrease) in net assets					
resulting from operations	$ (3,584)	$ (2,907)	$ (7,844)	$ (2,040)	$ 1,080

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Russell™ Large Cap Index Portfolio - Class S	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class S	ING Russell™ Small Cap Index Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 4,654	$ 523	$ 1,184	$ 1,300	$ 1,225
Total investment income	4,654	523	1,184	1,300	1,225
Expenses:					
Mortality, expense risk					
and other charges	5,520	606	4,808	2,024	2,843
Annual administrative charges	137	11	102	19	35
Contingent deferred sales charges	224	76	135	83	165
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	1,392	171	1,434	813	1,163
Amortization of deferred charges	-	-	-	-	-
Total expenses	7,273	864	6,479	2,939	4,206
Net investment income (loss)	(2,619)	(341)	(5,295)	(1,639)	(2,981)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	21,769	1,678	21,859	16,442	23,082
Capital gains distributions	-	-	-	960	-
Total realized gain (loss) on investments					
and capital gains distributions	21,769	1,678	21,859	17,402	23,082
Net unrealized appreciation					
(depreciation) of investments	(21,331)	(2,166)	(29,466)	(21,722)	(31,952)
Net realized and unrealized gain (loss)					
on investments	438	(488)	(7,607)	(4,320)	(8,870)
Net increase (decrease) in net assets					
resulting from operations	$ (2,181)	$ (829)	$ (12,902)	$ (5,959)	$ (11,851)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class S	ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S	ING International Value Portfolio - Class S	ING MidCap Opportunities Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 226	$ 5,124	$ 5,947	$ 189	$ -
Total investment income	226	5,124	5,947	189	-
Expenses:					
Mortality, expense risk					
and other charges	1,667	4,020	3,265	87	7,041
Annual administrative charges	17	61	35	1	170
Contingent deferred sales charges	73	206	163	1	273
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	694	1,691	1,557	36	2,231
Amortization of deferred charges	-	-	-	-	-
Total expenses	2,451	5,978	5,020	125	9,715
Net investment income (loss)	(2,225)	(854)	927	64	(9,715)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	6,818	6,689	(6,031)	(1,173)	19,709
Capital gains distributions	-	3,492	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	6,818	10,181	(6,031)	(1,173)	19,709
Net unrealized appreciation					
(depreciation) of investments	(10,456)	70	(6,484)	(251)	(26,696)
Net realized and unrealized gain (loss)					
on investments	(3,638)	10,251	(12,515)	(1,424)	(6,987)
Net increase (decrease) in net assets					
resulting from operations	$ (5,863)	$ 9,397	$ (11,588)	$ (1,360)	$ (16,702)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING SmallCap Opportunities Portfolio - Class S	Invesco V.I. Leisure Fund - Series I Shares	Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I	Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	Legg Mason Western Asset Variable High Income Portfolio
Net investment income (loss)					
Income:					
Dividends	$ -	$ 74	$ 2	$ 3	$ 6
Total investment income	-	74	2	3	6
Expenses:					
Mortality, expense risk and other charges	1,083	327	1	1	1
Annual administrative charges	24	7	-	-	-
Contingent deferred sales charges	45	20	-	-	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	448	134	-	-	-
Amortization of deferred charges	-	-	-	-	-
Total expenses	1,600	488	1	1	1
Net investment income (loss)	(1,600)	(414)	1	2	5
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	3,096	(1,800)	(2)	(1)	(1)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	3,096	(1,800)	(2)	(1)	(1)
Net unrealized appreciation (depreciation) of investments	(2,758)	1,068	4	(7)	(4)
Net realized and unrealized gain (loss) on investments	338	(732)	2	(8)	(5)
Net increase (decrease) in net assets resulting from operations	$ (1,262)	$ (1,146)	$ 3	$ (6)	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income VCT Portfolio - Class II	ProFund VP Bull	ProFund VP Europe 30
Net investment income (loss)					
Income:					
Dividends	$ 7	$ 621	$ 306	$ -	$ 84
Total investment income	7	621	306	-	84
Expenses:					
Mortality, expense risk and other charges	16	121	159	239	148
Annual administrative charges	-	1	1	7	3
Contingent deferred sales charges	-	3	1	18	6
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	7	28	62	101	61
Amortization of deferred charges	-	-	-	-	-
Total expenses	23	153	223	365	218
Net investment income (loss)	(16)	468	83	(365)	(134)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(56)	187	(708)	(409)	(686)
Capital gains distributions	-	-	-	215	-
Total realized gain (loss) on investments and capital gains distributions	(56)	187	(708)	(194)	(686)
Net unrealized appreciation (depreciation) of investments	10	510	1,285	240	(61)
Net realized and unrealized gain (loss) on investments	(46)	697	577	46	(747)
Net increase (decrease) in net assets resulting from operations	$ (62)	$ 1,165	$ 660	$ (319)	$ (881)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ProFund VP Rising Rates Opportunity	Wells Fargo Advantage VT Omega Growth Fund - Class 2	Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2	Wells Fargo Advantage VT Intrinsic Value Fund - Class 2	Wells Fargo Advantage VT Small Cap Growth Fund - Class 2
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 64	$ 4	$ -
Total investment income	-	-	64	4	-
Expenses:					
Mortality, expense risk					
and other charges	147	27	36	15	7
Annual administrative charges	2	-	-	-	-
Contingent deferred sales charges	5	-	-	-	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	50	12	17	5	3
Amortization of deferred charges	-	-	-	-	-
Total expenses	204	39	53	20	10
Net investment income (loss)	(204)	(39)	11	(16)	(10)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(1,534)	36	(15)	(15)	1
Capital gains distributions	-	12	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(1,534)	48	(15)	(15)	1
Net unrealized appreciation					
(depreciation) of investments	(2,040)	(122)	85	(2)	(17)
Net realized and unrealized gain (loss)					
on investments	(3,574)	(74)	70	(17)	(16)
Net increase (decrease) in net assets					
resulting from operations	$ (3,778)	$ (113)	$ 81	$ (33)	$ (26)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	Wells Fargo Advantage VT Total Return Bond Fund
Net investment income (loss)	
Income:	
Dividends	$ 25
Total investment income	25
Expenses:	
Mortality, expense risk and other charges	17
Annual administrative charges	-
Contingent deferred sales charges	-
Minimum death benefit guarantee charges	-
Other contract charges	6
Amortization of deferred charges	-
Total expenses	23
Net investment income (loss)	2
Realized and unrealized gain (loss) on investments	
Net realized gain (loss) on investments	15
Capital gains distributions	38
Total realized gain (loss) on investments and capital gains distributions	53
Net unrealized appreciation (depreciation) of investments	(3)
Net realized and unrealized gain (loss) on investments	50
Net increase (decrease) in net assets resulting from operations	$ 52

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	BlackRock Global Allocation V.I. Fund - Class III	Columbia Asset Allocation Fund, Variable Series - Class A	Columbia Federal Securities Fund, Variable Series - Class A	Columbia Large Cap Growth Fund, Variable Series - Class A
Net assets at January 1, 2010	$ 975,605	$ 308	$ 22	$ 331
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(13,908)	2	1	(3)
Total realized gain (loss) on investments and capital gains distributions	5,907	(7)	-	1
Net unrealized appreciation (depreciation) of investments	80,227	36	-	51
Net increase (decrease) in net assets from operations	72,226	31	1	49
Changes from principal transactions:				
Premiums	39,817	-	-	-
Death Benefits	(5,818)	-	-	(2)
Surrenders and withdrawals	(44,458)	(37)	(4)	(17)
Transfers between Divisions (including fixed account), net	115,670	1	-	-
Increase (decrease) in net assets derived from principal transactions	105,211	(36)	(4)	(19)
Total increase (decrease) in net assets	177,437	(5)	(3)	30
Net assets at December 31, 2010	1,153,042	303	19	361
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3,123)	4	1	-
Total realized gain (loss) on investments and capital gains distributions	76,307	(4)	(1)	96
Net unrealized appreciation (depreciation) of investments	(139,537)	(5)	-	(63)
Net increase (decrease) in net assets from operations	(66,353)	(5)	-	33
Changes from principal transactions:				
Premiums	13,377	-	-	-
Death Benefits	(7,414)	(3)	-	-
Surrenders and withdrawals	(57,125)	(14)	-	(24)
Transfers between Divisions (including fixed account), net	46,569	(2)	(19)	(370)
Increase (decrease) in net assets derived from principal transactions	(4,593)	(19)	(19)	(394)
Total increase (decrease) in net assets	(70,946)	(24)	(19)	(361)
Net assets at December 31, 2011	$ 1,082,096	$ 279	$ -	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Columbia Small Cap Value Fund, Variable Series - Class B	Columbia Small Company Growth Fund, Variable Series - Class A	Columbia VP Large Cap Growth Fund - Class 1	Columbia VP Short Duration US Government Fund - Class 1
Net assets at January 1, 2010	$ 150,066	$ 25	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,486)	-	-	-
Total realized gain (loss) on investments				
and capital gains distributions	(2,149)	1	-	-
Net unrealized appreciation (depreciation)				
of investments	36,552	5	-	-
Net increase (decrease) in net assets from operations	31,917	6	-	-
Changes from principal transactions:				
Premiums	55	-	-	-
Death Benefits	(1,686)	-	-	-
Surrenders and withdrawals	(8,730)	(2)	-	-
Transfers between Divisions				
(including fixed account), net	(9,444)	(11)	-	-
Increase (decrease) in net assets derived from				
principal transactions	(19,805)	(13)	-	-
Total increase (decrease) in net assets	12,112	(7)	-	-
Net assets at December 31, 2010	162,178	18	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,655)	-	(3)	-
Total realized gain (loss) on investments				
and capital gains distributions	15,972	-	(8)	-
Net unrealized appreciation (depreciation)				
of investments	(26,358)	-	(38)	-
Net increase (decrease) in net assets from operations	(13,041)	-	(49)	-
Changes from principal transactions:				
Premiums	30	-	-	-
Death Benefits	(1,361)	-	(47)	-
Surrenders and withdrawals	(10,266)	(7)	(3)	(15)
Transfers between Divisions				
(including fixed account), net	(5,088)	-	370	19
Increase (decrease) in net assets derived from				
principal transactions	(16,685)	(7)	320	4
Total increase (decrease) in net assets	(29,726)	(7)	271	4
Net assets at December 31, 2011	$ 132,452	$ 11	$ 271	$ 4

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Fidelity® VIP Contrafund® Portfolio - Service Class 2	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class S
Net assets at January 1, 2010	$ 183,254	$ 795,683	$ 12,115	$ 6,899
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,516)	(10,928)	(104)	85
Total realized gain (loss) on investments and capital gains distributions	(10,528)	(63,187)	(451)	(376)
Net unrealized appreciation (depreciation) of investments	32,195	174,292	3,628	1,064
Net increase (decrease) in net assets from operations	20,151	100,177	3,073	773
Changes from principal transactions:				
Premiums	447	2,156	549	65
Death Benefits	(2,591)	(6,481)	(13)	(67)
Surrenders and withdrawals	(11,090)	(39,917)	(700)	(873)
Transfers between Divisions (including fixed account), net	(8,786)	(56,356)	(640)	(116)
Increase (decrease) in net assets derived from principal transactions	(22,020)	(100,598)	(804)	(991)
Total increase (decrease) in net assets	(1,869)	(421)	2,269	(218)
Net assets at December 31, 2010	181,385	795,262	14,384	6,681
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(380)	(12,348)	(117)	67
Total realized gain (loss) on investments and capital gains distributions	(7,177)	(40,649)	(653)	(257)
Net unrealized appreciation (depreciation) of investments	4,916	16,548	(28)	22
Net increase (decrease) in net assets from operations	(2,641)	(36,449)	(798)	(168)
Changes from principal transactions:				
Premiums	74	830	116	14
Death Benefits	(2,343)	(7,807)	(27)	(77)
Surrenders and withdrawals	(13,460)	(45,525)	(1,522)	(668)
Transfers between Divisions (including fixed account), net	(5,882)	(43,442)	(334)	(390)
Increase (decrease) in net assets derived from principal transactions	(21,611)	(95,944)	(1,767)	(1,121)
Total increase (decrease) in net assets	(24,252)	(132,393)	(2,565)	(1,289)
Net assets at December 31, 2011	$ 157,133	$ 662,869	$ 11,819	$ 5,392

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Intermediate Bond Portfolio - Class S	ING American Funds Asset Allocation Portfolio	ING American Funds Bond Portfolio	ING American Funds Global Growth and Income Portfolio
Net assets at January 1, 2010	$ 1,241,312	$ 306,208	$ 484,377	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	28,447	(3,076)	(733)	-
Total realized gain (loss) on investments and capital gains distributions	(15,380)	(2,417)	4,659	-
Net unrealized appreciation (depreciation) of investments	71,889	34,540	13,720	-
Net increase (decrease) in net assets from operations	84,956	29,047	17,646	-
Changes from principal transactions:				
Premiums	21,199	13,680	18,744	-
Death Benefits	(13,563)	(3,724)	(3,373)	-
Surrenders and withdrawals	(102,080)	(12,092)	(29,551)	-
Transfers between Divisions (including fixed account), net	21,402	18,997	12,428	-
Increase (decrease) in net assets derived from principal transactions	(73,042)	16,861	(1,752)	-
Total increase (decrease) in net assets	11,914	45,908	15,894	-
Net assets at December 31, 2010	1,253,226	352,116	500,271	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	21,866	(4,054)	945	(107)
Total realized gain (loss) on investments and capital gains distributions	(19,884)	1,197	14,974	(172)
Net unrealized appreciation (depreciation) of investments	54,114	(3,094)	(1,823)	(291)
Net increase (decrease) in net assets from operations	56,096	(5,951)	14,096	(570)
Changes from principal transactions:				
Premiums	10,511	5,773	5,253	237
Death Benefits	(13,805)	(2,039)	(4,601)	-
Surrenders and withdrawals	(111,658)	(15,070)	(31,238)	(296)
Transfers between Divisions (including fixed account), net	20,254	6,105	(20,043)	7,451
Increase (decrease) in net assets derived from principal transactions	(94,698)	(5,231)	(50,629)	7,392
Total increase (decrease) in net assets	(38,602)	(11,182)	(36,533)	6,822
Net assets at December 31, 2011	$ 1,214,624	$ 340,934	$ 463,738	$ 6,822

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING American Funds Growth Portfolio	ING American Funds Growth-Income Portfolio	ING American Funds International Growth and Income Portfolio	ING American Funds International Portfolio
Net assets at January 1, 2010	$ 2,104,447	$ 1,376,389	$ -	$ 1,387,295
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(51,430)	(20,775)	-	(20,339)
Total realized gain (loss) on investments and capital gains distributions	(10,588)	(17,563)	-	(8,092)
Net unrealized appreciation (depreciation) of investments	362,204	141,030	-	72,017
Net increase (decrease) in net assets from operations	300,186	102,692	-	43,586
Changes from principal transactions:				
Premiums	36,991	24,508	-	24,023
Death Benefits	(17,796)	(14,534)	-	(12,099)
Surrenders and withdrawals	(105,469)	(68,721)	-	(65,659)
Transfers between Divisions (including fixed account), net	(16,843)	(37,906)	-	(21,479)
Increase (decrease) in net assets derived from principal transactions	(103,117)	(96,653)	-	(75,214)
Total increase (decrease) in net assets	197,069	6,039	-	(31,628)
Net assets at December 31, 2010	2,301,516	1,382,428	-	1,355,667
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(51,036)	10,427	(78)	(10,812)
Total realized gain (loss) on investments and capital gains distributions	17,035	(108,276)	(127)	(29,984)
Net unrealized appreciation (depreciation) of investments	(113,998)	107,306	(390)	(160,596)
Net increase (decrease) in net assets from operations	(147,999)	9,457	(595)	(201,392)
Changes from principal transactions:				
Premiums	16,229	530	223	9,683
Death Benefits	(20,943)	(1,170)	-	(11,129)
Surrenders and withdrawals	(129,107)	(4,571)	(190)	(73,055)
Transfers between Divisions (including fixed account), net	(135,685)	(1,386,674)	5,052	(102,655)
Increase (decrease) in net assets derived from principal transactions	(269,506)	(1,391,885)	5,085	(177,156)
Total increase (decrease) in net assets	(417,505)	(1,382,428)	4,490	(378,548)
Net assets at December 31, 2011	$ 1,884,011	$ -	$ 4,490	$ 977,119

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING American Funds World Allocation Portfolio - Service Class	ING Artio Foreign Portfolio - Service Class	ING Artio Foreign Portfolio - Service 2 Class	ING BlackRock Health Sciences Opportunities Portfolio - Service Class
Net assets at January 1, 2010	$ 102,079	$ 601,656	$ 46,737	$ 179,816
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,144)	(13,448)	(1,196)	(4,517)
Total realized gain (loss) on investments and capital gains distributions	6,787	(37,266)	(841)	(3,202)
Net unrealized appreciation (depreciation) of investments	7,916	67,844	3,569	13,238
Net increase (decrease) in net assets from operations	12,559	17,130	1,532	5,519
Changes from principal transactions:				
Premiums	8,352	11,285	66	3,412
Death Benefits	(618)	(5,900)	(165)	(1,736)
Surrenders and withdrawals	(4,235)	(34,820)	(1,597)	(9,998)
Transfers between Divisions (including fixed account), net	62,378	(46,328)	(1,248)	(9,802)
Increase (decrease) in net assets derived from principal transactions	65,877	(75,763)	(2,944)	(18,124)
Total increase (decrease) in net assets	78,436	(58,633)	(1,412)	(12,605)
Net assets at December 31, 2010	180,515	543,023	45,325	167,211
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4,044)	(3,104)	(411)	(3,711)
Total realized gain (loss) on investments and capital gains distributions	17,717	(39,745)	(1,096)	(4,717)
Net unrealized appreciation (depreciation) of investments	(33,776)	(73,201)	(8,632)	9,734
Net increase (decrease) in net assets from operations	(20,103)	(116,050)	(10,139)	1,306
Changes from principal transactions:				
Premiums	3,400	8,337	409	1,611
Death Benefits	(1,420)	(4,528)	(174)	(1,672)
Surrenders and withdrawals	(11,668)	(34,361)	(2,968)	(14,192)
Transfers between Divisions (including fixed account), net	33,590	(36,473)	(1,495)	21,097
Increase (decrease) in net assets derived from principal transactions	23,902	(67,025)	(4,228)	6,844
Total increase (decrease) in net assets	3,799	(183,075)	(14,367)	8,150
Net assets at December 31, 2011	$ 184,314	$ 359,948	$ 30,958	$ 175,361

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Value Portfolio - Service Class
Net assets at January 1, 2010	$ 159,401	$ 148	$ 130,165	$ 25,192
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,855)	-	(2,867)	(304)
Total realized gain (loss) on investments and capital gains distributions	9,406	(5)	(12,948)	(1,123)
Net unrealized appreciation (depreciation) of investments	(1,393)	24	27,371	3,257
Net increase (decrease) in net assets from operations	6,158	19	11,556	1,830
Changes from principal transactions:				
Premiums	9,966	-	2,761	5
Death Benefits	(2,038)	-	(1,501)	(225)
Surrenders and withdrawals	(17,903)	(14)	(8,710)	(1,322)
Transfers between Divisions (including fixed account), net	99,507	-	(2,280)	(1,099)
Increase (decrease) in net assets derived from principal transactions	89,532	(14)	(9,730)	(2,641)
Total increase (decrease) in net assets	95,690	5	1,826	(811)
Net assets at December 31, 2010	255,091	153	131,991	24,381
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,356)	-	(3,118)	764
Total realized gain (loss) on investments and capital gains distributions	15,724	(5)	(4,312)	(6,216)
Net unrealized appreciation (depreciation) of investments	13,968	2	(2,224)	5,944
Net increase (decrease) in net assets from operations	28,336	(3)	(9,654)	492
Changes from principal transactions:				
Premiums	4,226	-	1,361	-
Death Benefits	(2,738)	-	(1,242)	-
Surrenders and withdrawals	(29,921)	(9)	(12,457)	(110)
Transfers between Divisions (including fixed account), net	249,319	(7)	28,505	(24,763)
Increase (decrease) in net assets derived from principal transactions	220,886	(16)	16,167	(24,873)
Total increase (decrease) in net assets	249,222	(19)	6,513	(24,381)
Net assets at December 31, 2011	$ 504,313	$ 134	$ 138,504	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING BlackRock Large Cap Value Portfolio - Service 2 Class	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Global Real Estate Portfolio - Service 2 Class	ING Clarion Real Estate Portfolio - Service Class
Net assets at January 1, 2010	$ 2,189	$ 151,036	$ 2,299	$ 307,226
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(33)	8,952	130	2,788
Total realized gain (loss) on investments and capital gains distributions	(60)	(12,871)	(214)	(41,124)
Net unrealized appreciation (depreciation) of investments	248	21,303	340	107,984
Net increase (decrease) in net assets from operations	155	17,384	256	69,648
Changes from principal transactions:				
Premiums	-	306	-	126
Death Benefits	(18)	(1,239)	(23)	(4,757)
Surrenders and withdrawals	(224)	(6,675)	(66)	(26,651)
Transfers between Divisions (including fixed account), net	(13)	(12,113)	(202)	(23,292)
Increase (decrease) in net assets derived from principal transactions	(255)	(19,721)	(291)	(54,574)
Total increase (decrease) in net assets	(100)	(2,337)	(35)	15,074
Net assets at December 31, 2010	2,089	148,699	2,264	322,300
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	63	1,253	10	(3,710)
Total realized gain (loss) on investments and capital gains distributions	(477)	(7,827)	(169)	(28,568)
Net unrealized appreciation (depreciation) of investments	456	(3,437)	(5)	53,114
Net increase (decrease) in net assets from operations	42	(10,011)	(164)	20,836
Changes from principal transactions:				
Premiums	-	219	-	98
Death Benefits	-	(1,088)	(8)	(4,016)
Surrenders and withdrawals	(2)	(8,368)	(146)	(32,265)
Transfers between Divisions (including fixed account), net	(2,129)	(8,689)	(131)	(14,007)
Increase (decrease) in net assets derived from principal transactions	(2,131)	(17,926)	(285)	(50,190)
Total increase (decrease) in net assets	(2,089)	(27,937)	(449)	(29,354)
Net assets at December 31, 2011	$ -	$ 120,762	$ 1,815	$ 292,946

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Clarion Real Estate Portfolio - Service 2 Class	ING Core Growth and Income Portfolio - Service Class	ING Core Growth and Income Portfolio - Service 2 Class	ING DFA World Equity Portfolio - Service Class
Net assets at January 1, 2010	$ 18,836	$ 460,273	$ 21,856	$ 154,311
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	107	(11,101)	(601)	(1,371)
Total realized gain (loss) on investments				
and capital gains distributions	(1,222)	(43,922)	(1,251)	(9,140)
Net unrealized appreciation (depreciation)				
of investments	5,386	100,869	4,066	45,833
Net increase (decrease) in net assets from operations	4,271	45,846	2,214	35,322
Changes from principal transactions:				
Premiums	1	172	1	4,224
Death Benefits	(129)	(5,737)	(89)	(789)
Surrenders and withdrawals	(801)	(29,559)	(831)	(6,521)
Transfers between Divisions				
(including fixed account), net	(1,147)	(31,696)	(665)	35,907
Increase (decrease) in net assets derived from				
principal transactions	(2,076)	(66,820)	(1,584)	32,821
Total increase (decrease) in net assets	2,195	(20,974)	630	68,143
Net assets at December 31, 2010	21,031	439,299	22,486	222,454
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(323)	(2,178)	(207)	(619)
Total realized gain (loss) on investments				
and capital gains distributions	(814)	(134,599)	(8,519)	(9,816)
Net unrealized appreciation (depreciation)				
of investments	2,420	96,582	6,551	(11,536)
Net increase (decrease) in net assets from operations	1,283	(40,195)	(2,175)	(21,971)
Changes from principal transactions:				
Premiums	1	55	1	2,448
Death Benefits	(163)	(3,491)	(329)	(1,726)
Surrenders and withdrawals	(1,352)	(32,464)	(1,169)	(9,687)
Transfers between Divisions				
(including fixed account), net	(593)	(363,204)	(18,814)	(34,729)
Increase (decrease) in net assets derived from				
principal transactions	(2,107)	(399,104)	(20,311)	(43,694)
Total increase (decrease) in net assets	(824)	(439,299)	(22,486)	(65,665)
Net assets at December 31, 2011	$ 20,207	$ -	$ -	$ 156,789

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING FMR℠ Diversified Mid Cap Portfolio - Service Class	ING FMR℠ Diversified Mid Cap Portfolio - Service 2 Class	ING Franklin Income Portfolio - Service Class	ING Franklin Income Portfolio - Service 2 Class
Net assets at January 1, 2010	$ 766,006	$ 32,436	$ 431,653	$ 7,857
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(17,578)	(916)	12,055	184
Total realized gain (loss) on investments and capital gains distributions	(4,283)	4	(14,915)	(356)
Net unrealized appreciation (depreciation) of investments	198,771	8,557	45,243	911
Net increase (decrease) in net assets from operations	176,910	7,645	42,383	739
Changes from principal transactions:				
Premiums	8,802	37	8,409	49
Death Benefits	(12,573)	(289)	(6,359)	(6)
Surrenders and withdrawals	(61,121)	(1,659)	(29,933)	(606)
Transfers between Divisions (including fixed account), net	1,096	(835)	2,785	950
Increase (decrease) in net assets derived from principal transactions	(63,796)	(2,746)	(25,098)	387
Total increase (decrease) in net assets	113,114	4,899	17,285	1,126
Net assets at December 31, 2010	879,120	37,335	448,938	8,983
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(16,920)	(854)	14,871	254
Total realized gain (loss) on investments and capital gains distributions	16,739	529	(8,436)	(179)
Net unrealized appreciation (depreciation) of investments	(99,698)	(4,364)	(7,611)	(115)
Net increase (decrease) in net assets from operations	(99,879)	(4,689)	(1,176)	(40)
Changes from principal transactions:				
Premiums	4,636	37	4,564	24
Death Benefits	(10,394)	(139)	(5,258)	(63)
Surrenders and withdrawals	(73,472)	(2,011)	(32,737)	(658)
Transfers between Divisions (including fixed account), net	(73,095)	(929)	41,927	762
Increase (decrease) in net assets derived from principal transactions	(152,325)	(3,042)	8,496	65
Total increase (decrease) in net assets	(252,204)	(7,731)	7,320	25
Net assets at December 31, 2011	$ 626,916	$ 29,604	$ 456,258	$ 9,008

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Franklin Mutual Shares Portfolio - Service Class	ING Franklin Templeton Founding Strategy Portfolio - Service Class	ING Global Resources Portfolio - Adviser Class	ING Global Resources Portfolio - Service Class
Net assets at January 1, 2010	$ 187,539	$ 849,891	$ -	$ 692,061
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3,884)	(475)	-	(10,250)
Total realized gain (loss) on investments and capital gains distributions	(6,678)	(21,543)	-	(41,252)
Net unrealized appreciation (depreciation) of investments	26,730	84,632	-	151,810
Net increase (decrease) in net assets from operations	16,168	62,614	-	100,308
Changes from principal transactions:				
Premiums	3,624	12,761	-	183
Death Benefits	(1,731)	(7,792)	-	(7,352)
Surrenders and withdrawals	(9,462)	(32,473)	-	(40,013)
Transfers between Divisions (including fixed account), net	4,540	(27,986)	-	(91,656)
Increase (decrease) in net assets derived from principal transactions	(3,029)	(55,490)	-	(138,838)
Total increase (decrease) in net assets	13,139	7,124	-	(38,530)
Net assets at December 31, 2010	200,678	857,015	-	653,531
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,814	(2,193)	(1,165)	(12,000)
Total realized gain (loss) on investments and capital gains distributions	(4,723)	(22,689)	(3,055)	(14,694)
Net unrealized appreciation (depreciation) of investments	(3,018)	(5,336)	(12,737)	(37,942)
Net increase (decrease) in net assets from operations	(5,927)	(30,218)	(16,957)	(64,636)
Changes from principal transactions:				
Premiums	1,957	6,767	1,569	162
Death Benefits	(1,816)	(7,177)	(341)	(5,108)
Surrenders and withdrawals	(11,943)	(37,714)	(3,589)	(45,240)
Transfers between Divisions (including fixed account), net	(4,785)	(40,822)	107,262	(47,432)
Increase (decrease) in net assets derived from principal transactions	(16,587)	(78,946)	104,901	(97,618)
Total increase (decrease) in net assets	(22,514)	(109,164)	87,944	(162,254)
Net assets at December 31, 2011	$ 178,164	$ 747,851	$ 87,944	$ 491,277

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Global Resources Portfolio - Service 2 Class	ING Invesco Van Kampen Growth and Income Portfolio - Service Class	ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class
Net assets at January 1, 2010	$ 28,489	$ 482,174	$ 51,349	$ 692,447
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(520)	(8,761)	(1,226)	(12,947)
Total realized gain (loss) on investments and capital gains distributions	(88)	(534)	(637)	57,024
Net unrealized appreciation (depreciation) of investments	5,354	51,923	6,418	53,580
Net increase (decrease) in net assets from operations	4,746	42,628	4,555	97,657
Changes from principal transactions:				
Premiums	-	3,901	26	1,976
Death Benefits	(55)	(10,461)	(455)	(6,056)
Surrenders and withdrawals	(1,287)	(38,261)	(2,377)	(41,773)
Transfers between Divisions (including fixed account), net	(1,360)	(19,555)	(528)	(86,463)
Increase (decrease) in net assets derived from principal transactions	(2,702)	(64,376)	(3,334)	(132,316)
Total increase (decrease) in net assets	2,044	(21,748)	1,221	(34,659)
Net assets at December 31, 2010	30,533	460,426	52,570	657,788
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(659)	(4,125)	(788)	(9,954)
Total realized gain (loss) on investments and capital gains distributions	(164)	10,484	(784)	12,708
Net unrealized appreciation (depreciation) of investments	(2,491)	(24,374)	(848)	(133,654)
Net increase (decrease) in net assets from operations	(3,314)	(18,015)	(2,420)	(130,900)
Changes from principal transactions:				
Premiums	1	1,798	12	4,929
Death Benefits	(280)	(11,952)	(464)	(4,227)
Surrenders and withdrawals	(1,349)	(36,822)	(3,683)	(43,624)
Transfers between Divisions (including fixed account), net	(792)	(11,902)	(1,482)	11,179
Increase (decrease) in net assets derived from principal transactions	(2,420)	(58,878)	(5,617)	(31,743)
Total increase (decrease) in net assets	(5,734)	(76,893)	(8,037)	(162,643)
Net assets at December 31, 2011	$ 24,799	$ 383,533	$ 44,533	$ 495,145

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	ING Large Cap Growth Portfolio - Service Class
Net assets at January 1, 2010	$ 33,336	$ 153,523	$ 34,226	$ 93,436
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(739)	(4,375)	(930)	(2,364)
Total realized gain (loss) on investments and capital gains distributions	3,478	(8,135)	(127)	9,661
Net unrealized appreciation (depreciation) of investments	2,504	54,337	8,527	4,067
Net increase (decrease) in net assets from operations	5,243	41,827	7,470	11,364
Changes from principal transactions:				
Premiums	1	2,695	2	3,859
Death Benefits	(151)	(1,574)	(231)	(598)
Surrenders and withdrawals	(1,190)	(11,519)	(1,277)	(5,914)
Transfers between Divisions (including fixed account), net	(1,753)	72,459	(1,652)	19,769
Increase (decrease) in net assets derived from principal transactions	(3,093)	62,061	(3,158)	17,116
Total increase (decrease) in net assets	2,150	103,888	4,312	28,480
Net assets at December 31, 2010	35,486	257,411	38,538	121,916
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(610)	(5,091)	(900)	(5,190)
Total realized gain (loss) on investments and capital gains distributions	2,397	(5,048)	198	25,733
Net unrealized appreciation (depreciation) of investments	(8,715)	3,052	(580)	(23,630)
Net increase (decrease) in net assets from operations	(6,928)	(7,087)	(1,282)	(3,087)
Changes from principal transactions:				
Premiums	-	1,480	3	1,442
Death Benefits	(172)	(1,607)	(492)	(1,111)
Surrenders and withdrawals	(2,031)	(18,328)	(2,502)	(14,155)
Transfers between Divisions (including fixed account), net	(879)	(7,974)	(2,183)	112,727
Increase (decrease) in net assets derived from principal transactions	(3,082)	(26,429)	(5,174)	98,903
Total increase (decrease) in net assets	(10,010)	(33,516)	(6,456)	95,816
Net assets at December 31, 2011	$ 25,476	$ 223,895	$ 32,082	$ 217,732

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Large Cap Growth Portfolio - Service 2 Class	ING Large Cap Value Portfolio - Service Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Service Class
Net assets at January 1, 2010	$ 879	$ -	$ 113,748	$ 1,494,964
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(25)	-	1,843	(33,842)
Total realized gain (loss) on investments				
and capital gains distributions	8	-	(2,701)	46
Net unrealized appreciation (depreciation)				
of investments	101	-	2,199	-
Net increase (decrease) in net assets from operations	84	-	1,341	(33,796)
Changes from principal transactions:				
Premiums	-	-	24	40,411
Death Benefits	(5)	-	(3,395)	(23,149)
Surrenders and withdrawals	(55)	-	(14,364)	(359,952)
Transfers between Divisions				
(including fixed account), net	(17)	-	(2,525)	(54,884)
Increase (decrease) in net assets derived from				
principal transactions	(77)	-	(20,260)	(397,574)
Total increase (decrease) in net assets	7	-	(18,919)	(431,370)
Net assets at December 31, 2010	886	-	94,829	1,063,594
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(23)	(757)	1,105	(27,386)
Total realized gain (loss) on investments				
and capital gains distributions	72	(836)	(2,671)	291
Net unrealized appreciation (depreciation)				
of investments	(55)	763	1,059	-
Net increase (decrease) in net assets from operations	(6)	(830)	(507)	(27,095)
Changes from principal transactions:				
Premiums	-	294	(18)	21,374
Death Benefits	-	(1,419)	(3,202)	(15,050)
Surrenders and withdrawals	(72)	(7,240)	(12,513)	(363,002)
Transfers between Divisions				
(including fixed account), net	(24)	73,935	(2,825)	314,406
Increase (decrease) in net assets derived from				
principal transactions	(96)	65,570	(18,558)	(42,272)
Total increase (decrease) in net assets	(102)	64,740	(19,065)	(69,367)
Net assets at December 31, 2011	$ 784	$ 64,740	$ 75,764	$ 994,227

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Liquid Assets Portfolio - Service 2 Class	ING Lord Abbett Growth and Income Portfolio - Service Class	ING Lord Abbett Growth and Income Portfolio - Service 2 Class	ING Marsico Growth Portfolio - Service Class
Net assets at January 1, 2010	$ 32,318	$ 57,701	$ 1,991	$ 460,437
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(761)	(997)	(43)	(7,864)
Total realized gain (loss) on investments and capital gains distributions	1	(3,306)	(72)	22,836
Net unrealized appreciation (depreciation) of investments	-	11,792	383	57,749
Net increase (decrease) in net assets from operations	(760)	7,489	268	72,721
Changes from principal transactions:				
Premiums	48	4	-	4,660
Death Benefits	(297)	(1,366)	-	(9,494)
Surrenders and withdrawals	(8,624)	(5,470)	(84)	(37,012)
Transfers between Divisions (including fixed account), net	342	(1,915)	(42)	11,650
Increase (decrease) in net assets derived from principal transactions	(8,531)	(8,747)	(126)	(30,196)
Total increase (decrease) in net assets	(9,291)	(1,258)	142	42,525
Net assets at December 31, 2010	23,027	56,443	2,133	502,962
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(617)	(62)	(3)	(9,711)
Total realized gain (loss) on investments and capital gains distributions	6	(8,765)	(397)	45,214
Net unrealized appreciation (depreciation) of investments	-	10,135	447	(53,861)
Net increase (decrease) in net assets from operations	(611)	1,308	47	(18,358)
Changes from principal transactions:				
Premiums	1,001	(2)	-	3,314
Death Benefits	(192)	(2)	-	(10,652)
Surrenders and withdrawals	(13,161)	(348)	(2)	(42,353)
Transfers between Divisions (including fixed account), net	9,264	(57,399)	(2,178)	(17,241)
Increase (decrease) in net assets derived from principal transactions	(3,088)	(57,751)	(2,180)	(66,932)
Total increase (decrease) in net assets	(3,699)	(56,443)	(2,133)	(85,290)
Net assets at December 31, 2011	$ 19,328	$ -	$ -	$ 417,672

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service 2 Class	ING MFS Total Return Portfolio - Service Class	ING MFS Total Return Portfolio - Service 2 Class	ING MFS Utilities Portfolio - Service Class
Net assets at January 1, 2010	$ 17,480	$ 797,586	$ 34,335	$ 416,638
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(397)	(13,917)	(769)	69
Total realized gain (loss) on investments and capital gains distributions	371	(14,725)	(1,159)	(17,954)
Net unrealized appreciation (depreciation) of investments	2,737	81,411	4,118	59,196
Net increase (decrease) in net assets from operations	2,711	52,769	2,190	41,311
Changes from principal transactions:				
Premiums	14	9,395	24	9,602
Death Benefits	(138)	(19,620)	(247)	(4,106)
Surrenders and withdrawals	(632)	(71,711)	(1,386)	(26,702)
Transfers between Divisions (including fixed account), net	(666)	(25,556)	(405)	(5,151)
Increase (decrease) in net assets derived from principal transactions	(1,422)	(107,492)	(2,014)	(26,357)
Total increase (decrease) in net assets	1,289	(54,723)	176	14,954
Net assets at December 31, 2010	18,769	742,863	34,511	431,592
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(468)	760	(149)	4,298
Total realized gain (loss) on investments and capital gains distributions	527	(15,414)	(1,228)	(14,338)
Net unrealized appreciation (depreciation) of investments	(834)	10,803	928	25,614
Net increase (decrease) in net assets from operations	(775)	(3,851)	(449)	15,574
Changes from principal transactions:				
Premiums	6	4,364	14	5,069
Death Benefits	(135)	(16,030)	(288)	(3,936)
Surrenders and withdrawals	(1,259)	(72,532)	(2,001)	(33,233)
Transfers between Divisions (including fixed account), net	(239)	(19,187)	(797)	48,812
Increase (decrease) in net assets derived from principal transactions	(1,627)	(103,385)	(3,072)	16,712
Total increase (decrease) in net assets	(2,402)	(107,236)	(3,521)	32,286
Net assets at December 31, 2011	$ 16,367	$ 635,627	$ 30,990	$ 463,878

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Morgan Stanley Global Franchise Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Service 2 Class	ING Morgan Stanley Global Tactical Asset Allocation Portfolio - Service Class	ING Oppenheimer Active Allocation Portfolio - Service Class
Net assets at January 1, 2010	$ 272,604	$ 60,900	$ 41,756	$ 23,532
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6,123)	(1,464)	(899)	(228)
Total realized gain (loss) on investments and capital gains distributions	(3,097)	915	4,072	2,265
Net unrealized appreciation (depreciation) of investments	38,217	6,740	(241)	2,269
Net increase (decrease) in net assets from operations	28,997	6,191	2,932	4,306
Changes from principal transactions:				
Premiums	4,221	174	2,137	2,544
Death Benefits	(2,317)	(332)	(335)	(18)
Surrenders and withdrawals	(16,288)	(3,670)	(2,683)	(1,303)
Transfers between Divisions (including fixed account), net	38,930	(499)	23,297	30,962
Increase (decrease) in net assets derived from principal transactions	24,546	(4,327)	22,416	32,185
Total increase (decrease) in net assets	53,543	1,864	25,348	36,491
Net assets at December 31, 2010	326,147	62,764	67,104	60,023
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(886)	(320)	(31)	(1,460)
Total realized gain (loss) on investments and capital gains distributions	(1,028)	1,762	4,223	5,331
Net unrealized appreciation (depreciation) of investments	21,385	2,267	(2,655)	(7,753)
Net increase (decrease) in net assets from operations	19,471	3,709	1,537	(3,882)
Changes from principal transactions:				
Premiums	2,845	67	51	822
Death Benefits	(3,234)	(598)	-	(487)
Surrenders and withdrawals	(22,101)	(4,785)	(203)	(3,297)
Transfers between Divisions (including fixed account), net	9,970	(2,359)	(68,489)	(2,420)
Increase (decrease) in net assets derived from principal transactions	(12,520)	(7,675)	(68,641)	(5,382)
Total increase (decrease) in net assets	6,951	(3,966)	(67,104)	(9,264)
Net assets at December 31, 2011	$ 333,098	$ 58,798	$ -	$ 50,759

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service 2 Class	ING Pioneer Fund Portfolio - Service Class
Net assets at January 1, 2010	$ 400,025	$ 2,982,070	$ 73,887	$ 51,948
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	23,042	66,401	1,323	(711)
Total realized gain (loss) on investments				
and capital gains distributions	(1,773)	166,547	4,037	(747)
Net unrealized appreciation (depreciation)				
of investments	27,518	(75,929)	(1,803)	7,731
Net increase (decrease) in net assets from operations	48,787	157,019	3,557	6,273
Changes from principal transactions:				
Premiums	2,106	70,518	90	384
Death Benefits	(9,215)	(32,274)	(603)	(741)
Surrenders and withdrawals	(42,188)	(233,993)	(7,411)	(3,410)
Transfers between Divisions				
(including fixed account), net	120,471	51,890	3,734	3,484
Increase (decrease) in net assets derived from				
principal transactions	71,174	(143,859)	(4,190)	(283)
Total increase (decrease) in net assets	119,961	13,160	(633)	5,990
Net assets at December 31, 2010	519,986	2,995,230	73,254	57,938
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	25,043	45,341	951	(621)
Total realized gain (loss) on investments				
and capital gains distributions	(2,553)	131,304	4,358	237
Net unrealized appreciation (depreciation)				
of investments	(12,874)	(155,150)	(4,911)	(3,366)
Net increase (decrease) in net assets from operations	9,616	21,495	398	(3,750)
Changes from principal transactions:				
Premiums	2,512	25,877	75	250
Death Benefits	(8,955)	(32,139)	(554)	(540)
Surrenders and withdrawals	(57,362)	(241,232)	(10,855)	(4,637)
Transfers between Divisions				
(including fixed account), net	40,480	50,421	3,518	(879)
Increase (decrease) in net assets derived from				
principal transactions	(23,325)	(197,073)	(7,816)	(5,806)
Total increase (decrease) in net assets	(13,709)	(175,578)	(7,418)	(9,556)
Net assets at December 31, 2011	$ 506,277	$ 2,819,652	$ 65,836	$ 48,382

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class
Net assets at January 1, 2010	$ 563,986	$ 400,422	$ 4,534,412	$ 3,108,225
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(8,851)	(10,876)	(103,142)	(64,789)
Total realized gain (loss) on investments and capital gains distributions	(8,551)	7,064	14,110	11,281
Net unrealized appreciation (depreciation) of investments	94,301	28,820	454,929	296,213
Net increase (decrease) in net assets from operations	76,899	25,008	365,897	242,705
Changes from principal transactions:				
Premiums	4,453	14,393	75,146	51,853
Death Benefits	(7,825)	(4,970)	(47,977)	(36,012)
Surrenders and withdrawals	(36,558)	(27,035)	(159,809)	(153,807)
Transfers between Divisions (including fixed account), net	(28,506)	62,985	(155,942)	(27,444)
Increase (decrease) in net assets derived from principal transactions	(68,436)	45,373	(288,582)	(165,410)
Total increase (decrease) in net assets	8,463	70,381	77,315	77,295
Net assets at December 31, 2010	572,449	470,803	4,611,727	3,185,520
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6,473)	(4,733)	(84,105)	(46,691)
Total realized gain (loss) on investments and capital gains distributions	1,707	16,679	55,907	39,098
Net unrealized appreciation (depreciation) of investments	(33,023)	571	(139,667)	(65,826)
Net increase (decrease) in net assets from operations	(37,789)	12,517	(167,865)	(73,419)
Changes from principal transactions:				
Premiums	2,881	5,306	42,896	24,135
Death Benefits	(7,225)	(4,923)	(40,032)	(39,428)
Surrenders and withdrawals	(44,054)	(34,728)	(197,531)	(169,785)
Transfers between Divisions (including fixed account), net	(24,437)	106,029	(137,508)	(68,075)
Increase (decrease) in net assets derived from principal transactions	(72,835)	71,684	(332,175)	(253,153)
Total increase (decrease) in net assets	(110,624)	84,201	(500,040)	(326,572)
Net assets at December 31, 2011	$ 461,825	$ 555,004	$ 4,111,687	$ 2,858,948

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	ING T. Rowe Price Equity Income Portfolio - Service Class
Net assets at January 1, 2010	$ 1,834,949	$ 2,513,348	$ 83,348	$ 652,560
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(35,244)	(20,452)	(1,058)	(4,786)
Total realized gain (loss) on investments and capital gains distributions	7,515	36,663	(1,826)	(1,343)
Net unrealized appreciation (depreciation) of investments	145,924	251,543	11,276	79,450
Net increase (decrease) in net assets from operations	118,195	267,754	8,392	73,321
Changes from principal transactions:				
Premiums	29,311	44,845	161	6,727
Death Benefits	(21,783)	(30,970)	(885)	(11,745)
Surrenders and withdrawals	(106,412)	(180,672)	(5,875)	(46,453)
Transfers between Divisions (including fixed account), net	(31,228)	22,098	(1,655)	10,658
Increase (decrease) in net assets derived from principal transactions	(130,112)	(144,699)	(8,254)	(40,813)
Total increase (decrease) in net assets	(11,917)	123,055	138	32,508
Net assets at December 31, 2010	1,823,032	2,636,403	83,486	685,068
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(19,776)	(16,539)	(845)	(3,318)
Total realized gain (loss) on investments and capital gains distributions	21,753	77,517	(654)	(4,738)
Net unrealized appreciation (depreciation) of investments	(7,486)	(50,721)	1,563	(16,655)
Net increase (decrease) in net assets from operations	(5,509)	10,257	64	(24,711)
Changes from principal transactions:				
Premiums	14,570	24,676	53	4,033
Death Benefits	(26,638)	(33,095)	(856)	(9,883)
Surrenders and withdrawals	(101,101)	(215,118)	(8,224)	(56,847)
Transfers between Divisions (including fixed account), net	(22,874)	(52,715)	(1,420)	45,446
Increase (decrease) in net assets derived from principal transactions	(136,043)	(276,252)	(10,447)	(17,251)
Total increase (decrease) in net assets	(141,552)	(265,995)	(10,383)	(41,962)
Net assets at December 31, 2011	$ 1,681,480	$ 2,370,408	$ 73,103	$ 643,106

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Service 2 Class	ING T. Rowe Price International Stock Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service 2 Class
Net assets at January 1, 2010	$ 22,439	$ 175,866	$ 299,463	$ 4,691
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(266)	(1,794)	(2,282)	(59)
Total realized gain (loss) on investments and capital gains distributions	(529)	(16,229)	7,209	(111)
Net unrealized appreciation (depreciation) of investments	3,345	33,704	8,384	363
Net increase (decrease) in net assets from operations	2,550	15,681	13,311	193
Changes from principal transactions:				
Premiums	24	113	2,837	36
Death Benefits	(98)	(1,772)	(5,466)	(23)
Surrenders and withdrawals	(1,189)	(8,714)	(21,025)	(175)
Transfers between Divisions (including fixed account), net	196	(15,117)	(2,715)	10
Increase (decrease) in net assets derived from principal transactions	(1,067)	(25,490)	(26,369)	(152)
Total increase (decrease) in net assets	1,483	(9,809)	(13,058)	41
Net assets at December 31, 2010	23,922	166,057	286,405	4,732
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(217)	1,414	(2,192)	(62)
Total realized gain (loss) on investments and capital gains distributions	(483)	(8,521)	3,451	(104)
Net unrealized appreciation (depreciation) of investments	(238)	(15,620)	(23,014)	(184)
Net increase (decrease) in net assets from operations	(938)	(22,727)	(21,755)	(350)
Changes from principal transactions:				
Premiums	9	1,100	1,810	3
Death Benefits	(252)	(1,021)	(4,689)	(12)
Surrenders and withdrawals	(1,646)	(10,404)	(23,614)	(321)
Transfers between Divisions (including fixed account), net	2,194	(2,370)	(9,620)	(151)
Increase (decrease) in net assets derived from principal transactions	305	(12,695)	(36,113)	(481)
Total increase (decrease) in net assets	(633)	(35,422)	(57,868)	(831)
Net assets at December 31, 2011	$ 23,289	$ 130,635	$ 228,537	$ 3,901

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Diversified International Fund - Class R	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class
Net assets at January 1, 2010	$ 203	$ 2,051	$ 288,247	$ 156,330
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(13)	(7,479)	(2,036)
Total realized gain (loss) on investments and capital gains distributions	(23)	(10)	(12,141)	(5,961)
Net unrealized appreciation (depreciation) of investments	37	503	82,791	37,638
Net increase (decrease) in net assets from operations	12	480	63,171	29,641
Changes from principal transactions:				
Premiums	-	271	6,413	12
Death Benefits	-	-	(2,170)	(1,250)
Surrenders and withdrawals	(5)	(216)	(14,473)	(7,381)
Transfers between Divisions (including fixed account), net	(32)	461	1,015	(23,435)
Increase (decrease) in net assets derived from principal transactions	(37)	516	(9,215)	(32,054)
Total increase (decrease) in net assets	(25)	996	53,956	(2,413)
Net assets at December 31, 2010	178	3,047	342,203	153,917
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(14)	(9,161)	(3,097)
Total realized gain (loss) on investments and capital gains distributions	(6)	510	1,071	1,260
Net unrealized appreciation (depreciation) of investments	(17)	(666)	2,806	(5,379)
Net increase (decrease) in net assets from operations	(25)	(170)	(5,284)	(7,216)
Changes from principal transactions:				
Premiums	-	124	3,746	42
Death Benefits	-	(6)	(1,956)	(1,486)
Surrenders and withdrawals	(25)	(846)	(21,686)	(7,006)
Transfers between Divisions (including fixed account), net	-	(174)	18,748	(10,734)
Increase (decrease) in net assets derived from principal transactions	(25)	(902)	(1,148)	(19,184)
Total increase (decrease) in net assets	(50)	(1,072)	(6,432)	(26,400)
Net assets at December 31, 2011	$ 128	$ 1,975	$ 335,771	$ 127,517

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Davis New York Venture Portfolio - Service Class	ING Global Bond Portfolio - Service Class	ING Invesco Van Kampen Comstock Portfolio - Service Class	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class
Net assets at January 1, 2010	$ 266,995	$ 8,547	$ 164,271	$ 2,321
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5,711)	180	(1,954)	(436)
Total realized gain (loss) on investments and capital gains distributions	(6,120)	60	(9,007)	(8)
Net unrealized appreciation (depreciation) of investments	35,925	947	30,877	224
Net increase (decrease) in net assets from operations	24,094	1,187	19,916	(220)
Changes from principal transactions:				
Premiums	6,169	266	2,446	3,858
Death Benefits	(2,401)	(14)	(1,118)	(696)
Surrenders and withdrawals	(10,487)	(1,224)	(9,533)	(4,737)
Transfers between Divisions (including fixed account), net	7,243	871	13,049	1,520
Increase (decrease) in net assets derived from principal transactions	524	(101)	4,844	(55)
Total increase (decrease) in net assets	24,618	1,086	24,760	(275)
Net assets at December 31, 2010	291,613	9,633	189,031	2,046
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4,201)	543	(2,183)	24
Total realized gain (loss) on investments and capital gains distributions	(8,149)	135	(6,672)	20
Net unrealized appreciation (depreciation) of investments	(6,855)	(470)	1,288	(69)
Net increase (decrease) in net assets from operations	(19,205)	208	(7,567)	(25)
Changes from principal transactions:				
Premiums	2,253	90	1,409	-
Death Benefits	(2,609)	(53)	(2,068)	-
Surrenders and withdrawals	(14,548)	(1,697)	(14,291)	(365)
Transfers between Divisions (including fixed account), net	(14,771)	749	6,564	(116)
Increase (decrease) in net assets derived from principal transactions	(29,675)	(911)	(8,386)	(481)
Total increase (decrease) in net assets	(48,880)	(703)	(15,953)	(506)
Net assets at December 31, 2011	$ 242,733	$ 8,930	$ 173,078	$ 1,540

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Invesco Van Kampen Equity and Income Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class
Net assets at January 1, 2010	$ 189,556	$ 67,915	$ 89,393	$ 7,415
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(966)	(1,436)	(2,403)	21
Total realized gain (loss) on investments				
and capital gains distributions	(4,615)	3,385	1,561	51
Net unrealized appreciation (depreciation)				
of investments	23,524	15,568	18,139	825
Net increase (decrease) in net assets from operations	17,943	17,517	17,297	897
Changes from principal transactions:				
Premiums	(397)	3,330	91	-
Death Benefits	(1,180)	(512)	(739)	(163)
Surrenders and withdrawals	(7,877)	(5,985)	(4,297)	(957)
Transfers between Divisions				
(including fixed account), net	9,450	39,056	(5,515)	(416)
Increase (decrease) in net assets derived from				
principal transactions	(4)	35,889	(10,460)	(1,536)
Total increase (decrease) in net assets	17,939	53,406	6,837	(639)
Net assets at December 31, 2010	207,495	121,321	96,230	6,776
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(958)	(2,108)	(7)	8
Total realized gain (loss) on investments				
and capital gains distributions	(2,510)	15,019	10,930	199
Net unrealized appreciation (depreciation)				
of investments	(3,013)	(14,481)	(9,559)	(701)
Net increase (decrease) in net assets from operations	(6,481)	(1,570)	1,364	(494)
Changes from principal transactions:				
Premiums	1,374	1,280	(1)	-
Death Benefits	(2,513)	(1,137)	(37)	(102)
Surrenders and withdrawals	(15,594)	(8,676)	(388)	(1,119)
Transfers between Divisions				
(including fixed account), net	(10,198)	14,596	(97,168)	(189)
Increase (decrease) in net assets derived from				
principal transactions	(26,931)	6,063	(97,594)	(1,410)
Total increase (decrease) in net assets	(33,412)	4,493	(96,230)	(1,904)
Net assets at December 31, 2011	$ 174,083	$ 125,814	$ -	$ 4,872

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class
Net assets at January 1, 2010	$ 124,376	$ 9,629	$ 16,960	$ 16,849
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,115)	174	115	1
Total realized gain (loss) on investments and capital gains distributions	(3,646)	79	(244)	(346)
Net unrealized appreciation (depreciation) of investments	19,426	304	1,685	2,336
Net increase (decrease) in net assets from operations	14,665	557	1,556	1,991
Changes from principal transactions:				
Premiums	520	-	119	693
Death Benefits	(956)	(66)	-	(57)
Surrenders and withdrawals	(6,315)	(948)	(777)	(575)
Transfers between Divisions (including fixed account), net	(7,591)	(1,249)	(82)	(420)
Increase (decrease) in net assets derived from principal transactions	(14,342)	(2,263)	(740)	(359)
Total increase (decrease) in net assets	323	(1,706)	816	1,632
Net assets at December 31, 2010	124,699	7,923	17,776	18,481
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,384)	121	252	77
Total realized gain (loss) on investments and capital gains distributions	(2,785)	215	(380)	(395)
Net unrealized appreciation (depreciation) of investments	(9,838)	(190)	(217)	(505)
Net increase (decrease) in net assets from operations	(14,007)	146	(345)	(823)
Changes from principal transactions:				
Premiums	1,060	-	50	447
Death Benefits	(1,068)	(105)	(286)	(367)
Surrenders and withdrawals	(8,584)	(742)	(1,647)	(1,276)
Transfers between Divisions (including fixed account), net	14,346	(972)	(537)	(59)
Increase (decrease) in net assets derived from principal transactions	5,754	(1,819)	(2,420)	(1,255)
Total increase (decrease) in net assets	(8,253)	(1,673)	(2,765)	(2,078)
Net assets at December 31, 2011	$ 116,446	$ 6,250	$ 15,011	$ 16,403

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Net assets at January 1, 2010	$ 11,035	$ 1,384	$ 6,919	$ 9,112
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(8)	(12)	125	(159)
Total realized gain (loss) on investments and capital gains distributions	(703)	(101)	(93)	(243)
Net unrealized appreciation (depreciation) of investments	2,012	270	480	2,896
Net increase (decrease) in net assets from operations	1,301	157	512	2,494
Changes from principal transactions:				
Premiums	218	2	185	1,219
Death Benefits	-	-	(93)	(9)
Surrenders and withdrawals	152	(161)	(583)	(403)
Transfers between Divisions (including fixed account), net	(1,548)	(112)	(150)	(580)
Increase (decrease) in net assets derived from principal transactions	(1,178)	(271)	(641)	227
Total increase (decrease) in net assets	123	(114)	(129)	2,721
Net assets at December 31, 2010	11,158	1,270	6,790	11,833
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(11)	(9)	170	(168)
Total realized gain (loss) on investments and capital gains distributions	(304)	(21)	(50)	(158)
Net unrealized appreciation (depreciation) of investments	(398)	(46)	(181)	(290)
Net increase (decrease) in net assets from operations	(713)	(76)	(61)	(616)
Changes from principal transactions:				
Premiums	239	3	13	127
Death Benefits	(180)	-	(92)	(11)
Surrenders and withdrawals	(405)	(43)	(467)	(1,815)
Transfers between Divisions (including fixed account), net	(322)	(23)	(128)	(187)
Increase (decrease) in net assets derived from principal transactions	(668)	(63)	(674)	(1,886)
Total increase (decrease) in net assets	(1,381)	(139)	(735)	(2,502)
Net assets at December 31, 2011	$ 9,777	$ 1,131	$ 6,055	$ 9,331

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Service Class	ING Thornburg Value Portfolio - Initial Class	ING Thornburg Value Portfolio - Service Class
Net assets at January 1, 2010	$ 97,640	$ 241,228	$ 1,479	$ 7,716
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,179)	(1,095)	(1)	(56)
Total realized gain (loss) on investments				
and capital gains distributions	3,028	(22,924)	37	(142)
Net unrealized appreciation (depreciation)				
of investments	10,347	34,948	88	831
Net increase (decrease) in net assets from operations	11,196	10,929	124	633
Changes from principal transactions:				
Premiums	2,365	4,465	3	996
Death Benefits	(708)	(2,067)	(13)	(131)
Surrenders and withdrawals	(5,743)	(12,833)	(179)	(360)
Transfers between Divisions				
(including fixed account), net	4,175	18,721	(30)	(573)
Increase (decrease) in net assets derived from				
principal transactions	89	8,286	(219)	(68)
Total increase (decrease) in net assets	11,285	19,215	(95)	565
Net assets at December 31, 2010	108,925	260,443	1,384	8,281
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,736)	(2,202)	(8)	(122)
Total realized gain (loss) on investments				
and capital gains distributions	12,015	(18,388)	89	(51)
Net unrealized appreciation (depreciation)				
of investments	(14,415)	(16,533)	(226)	(1,004)
Net increase (decrease) in net assets from operations	(5,136)	(37,123)	(145)	(1,177)
Changes from principal transactions:				
Premiums	1,395	1,968	4	23
Death Benefits	(558)	(1,465)	(4)	(99)
Surrenders and withdrawals	(7,504)	(16,647)	(338)	(419)
Transfers between Divisions				
(including fixed account), net	8,706	(16,686)	(6)	(261)
Increase (decrease) in net assets derived from				
principal transactions	2,039	(32,830)	(344)	(756)
Total increase (decrease) in net assets	(3,097)	(69,953)	(489)	(1,933)
Net assets at December 31, 2011	$ 105,828	$ 190,490	$ 895	$ 6,348

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Strategic Allocation Conservative Portfolio - Class S	ING Strategic Allocation Growth Portfolio - Class S	ING Strategic Allocation Moderate Portfolio - Class S
Net assets at January 1, 2010	$ 6,503	$ 1,353	$ 589	$ 657
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(97)	45	14	20
Total realized gain (loss) on investments and capital gains distributions	(269)	(42)	(50)	(66)
Net unrealized appreciation (depreciation) of investments	974	130	98	116
Net increase (decrease) in net assets from operations	608	133	62	70
Changes from principal transactions:				
Premiums	69	(36)	(50)	148
Death Benefits	(42)	-	-	(18)
Surrenders and withdrawals	(446)	-	-	(44)
Transfers between Divisions (including fixed account), net	(463)	1	-	(38)
Increase (decrease) in net assets derived from principal transactions	(882)	(35)	(50)	48
Total increase (decrease) in net assets	(274)	98	12	118
Net assets at December 31, 2010	6,229	1,451	601	775
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(93)	37	8	14
Total realized gain (loss) on investments and capital gains distributions	(130)	(51)	(80)	(35)
Net unrealized appreciation (depreciation) of investments	(41)	24	56	6
Net increase (decrease) in net assets from operations	(264)	10	(16)	(15)
Changes from principal transactions:				
Premiums	7	(175)	(126)	120
Death Benefits	(39)	-	-	(4)
Surrenders and withdrawals	(515)	-	-	(37)
Transfers between Divisions (including fixed account), net	(219)	-	1	134
Increase (decrease) in net assets derived from principal transactions	(766)	(175)	(125)	213
Total increase (decrease) in net assets	(1,030)	(165)	(141)	198
Net assets at December 31, 2011	$ 5,199	$ 1,286	$ 460	$ 973

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 5
Net assets at January 1, 2010	$ -	$ 109	$ 453,859	$ 14,317
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(6,642)	(46)
Total realized gain (loss) on investments and capital gains distributions	-	(2)	(4,991)	(970)
Net unrealized appreciation (depreciation) of investments	-	15	57,770	993
Net increase (decrease) in net assets from operations	-	13	46,137	(23)
Changes from principal transactions:				
Premiums	-	-	2,214	(6)
Death Benefits	-	-	(7,758)	(97)
Surrenders and withdrawals	-	(8)	(41,659)	(2,508)
Transfers between Divisions (including fixed account), net	-	-	(3,127)	(332)
Increase (decrease) in net assets derived from principal transactions	-	(8)	(50,330)	(2,943)
Total increase (decrease) in net assets	-	5	(4,193)	(2,966)
Net assets at December 31, 2010	-	114	449,666	11,351
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(19,807)	-	(1,854)	118
Total realized gain (loss) on investments and capital gains distributions	(4,004)	(4)	2,752	(2,630)
Net unrealized appreciation (depreciation) of investments	(45,338)	3	(8,237)	2,272
Net increase (decrease) in net assets from operations	(69,149)	(1)	(7,339)	(240)
Changes from principal transactions:				
Premiums	7,594	-	219	1
Death Benefits	(18,267)	-	(7,754)	(315)
Surrenders and withdrawals	(69,762)	(35)	(46,532)	(2,801)
Transfers between Divisions (including fixed account), net	1,327,583	(1)	335,936	(7,996)
Increase (decrease) in net assets derived from principal transactions	1,247,148	(36)	281,869	(11,111)
Total increase (decrease) in net assets	1,177,999	(37)	274,530	(11,351)
Net assets at December 31, 2011	$ 1,177,999	$ 77	$ 724,196	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9
Net assets at January 1, 2010	$ 14,418	$ 10,450	$ 5,547	$ 5,144
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	9	11	8	2
Total realized gain (loss) on investments and capital gains distributions	(945)	(866)	(409)	(338)
Net unrealized appreciation (depreciation) of investments	931	900	420	419
Net increase (decrease) in net assets from operations	(5)	45	19	83
Changes from principal transactions:				
Premiums	(11)	(4)	(1)	(1)
Death Benefits	(109)	(383)	(168)	(52)
Surrenders and withdrawals	(3,417)	(2,166)	(1,250)	(1,113)
Transfers between Divisions (including fixed account), net	(170)	(477)	(38)	(25)
Increase (decrease) in net assets derived from principal transactions	(3,707)	(3,030)	(1,457)	(1,191)
Total increase (decrease) in net assets	(3,712)	(2,985)	(1,438)	(1,108)
Net assets at December 31, 2010	10,706	7,465	4,109	4,036
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	128	6	(22)	7
Total realized gain (loss) on investments and capital gains distributions	(2,122)	(585)	(407)	(342)
Net unrealized appreciation (depreciation) of investments	1,783	447	346	270
Net increase (decrease) in net assets from operations	(211)	(132)	(83)	(65)
Changes from principal transactions:				
Premiums	(19)	(2)	(15)	-
Death Benefits	(251)	-	(121)	(54)
Surrenders and withdrawals	(3,708)	(1,576)	(1,242)	(801)
Transfers between Divisions (including fixed account), net	(6,517)	(345)	(29)	(381)
Increase (decrease) in net assets derived from principal transactions	(10,495)	(1,923)	(1,407)	(1,236)
Total increase (decrease) in net assets	(10,706)	(2,055)	(1,490)	(1,301)
Net assets at December 31, 2011	$ -	$ 5,410	$ 2,619	$ 2,735

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13
Net assets at January 1, 2010	$ 4,090	$ 5,718	$ 2,232	$ 15,806
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	11	17	15	103
Total realized gain (loss) on investments and capital gains distributions	(252)	(293)	(115)	(209)
Net unrealized appreciation (depreciation) of investments	312	414	176	791
Net increase (decrease) in net assets from operations	71	138	76	685
Changes from principal transactions:				
Premiums	-	(7)	(2)	2
Death Benefits	(35)	(8)	(52)	(207)
Surrenders and withdrawals	(840)	(672)	(226)	(3,109)
Transfers between Divisions (including fixed account), net	(70)	(312)	(66)	(323)
Increase (decrease) in net assets derived from principal transactions	(945)	(999)	(346)	(3,637)
Total increase (decrease) in net assets	(874)	(861)	(270)	(2,952)
Net assets at December 31, 2010	3,216	4,857	1,962	12,854
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	12	7	13	51
Total realized gain (loss) on investments and capital gains distributions	(244)	(239)	(48)	(169)
Net unrealized appreciation (depreciation) of investments	191	180	19	126
Net increase (decrease) in net assets from operations	(41)	(52)	(16)	8
Changes from principal transactions:				
Premiums	(1)	8	-	(1)
Death Benefits	-	-	(51)	(128)
Surrenders and withdrawals	(932)	(807)	(59)	(3,625)
Transfers between Divisions (including fixed account), net	-	(5)	(19)	(5)
Increase (decrease) in net assets derived from principal transactions	(933)	(804)	(129)	(3,759)
Total increase (decrease) in net assets	(974)	(856)	(145)	(3,751)
Net assets at December 31, 2011	$ 2,242	$ 4,001	$ 1,817	$ 9,103

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 14	ING BlackRock Science and Technology Opportunities Portfolio - Class S	ING Euro STOXX 50 Index Portfolio - Class A	ING FTSE 100 Index Portfolio - Class A
Net assets at January 1, 2010	$ 45,358	$ 223,254	$ 608	$ 755
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	815	(5,950)	(57)	(69)
Total realized gain (loss) on investments and capital gains distributions	(68)	(731)	48	176
Net unrealized appreciation (depreciation) of investments	1,300	37,693	(60)	183
Net increase (decrease) in net assets from operations	2,047	31,012	(69)	290
Changes from principal transactions:				
Premiums	(2)	6,066	392	(4,849)
Death Benefits	(460)	(1,845)	-	(42)
Surrenders and withdrawals	(10,382)	(14,630)	(191)	(351)
Transfers between Divisions (including fixed account), net	(302)	20,109	3,999	7,792
Increase (decrease) in net assets derived from principal transactions	(11,146)	9,700	4,200	2,550
Total increase (decrease) in net assets	(9,099)	40,712	4,131	2,840
Net assets at December 31, 2010	36,259	263,966	4,739	3,595
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	404	(6,441)	299	(22)
Total realized gain (loss) on investments and capital gains distributions	(26)	33,032	(2,811)	(1,240)
Net unrealized appreciation (depreciation) of investments	55	(60,848)	(772)	(408)
Net increase (decrease) in net assets from operations	433	(34,257)	(3,284)	(1,670)
Changes from principal transactions:				
Premiums	(3)	2,645	163	(2,769)
Death Benefits	(466)	(2,733)	(141)	(86)
Surrenders and withdrawals	(6,837)	(17,495)	(1,139)	(503)
Transfers between Divisions (including fixed account), net	(222)	(14,106)	2,617	3,733
Increase (decrease) in net assets derived from principal transactions	(7,528)	(31,689)	1,500	375
Total increase (decrease) in net assets	(7,095)	(65,946)	(1,784)	(1,295)
Net assets at December 31, 2011	$ 29,164	$ 198,020	$ 2,955	$ 2,300

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Hang Seng Index Portfolio - Class S	ING Index Plus LargeCap Portfolio - Class S	ING Index Plus MidCap Portfolio - Class S	ING Index Plus SmallCap Portfolio - Class S
Net assets at January 1, 2010	$ 41,686	$ 174,337	$ 127,725	$ 94,468
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,558)	(439)	(1,871)	(1,809)
Total realized gain (loss) on investments and capital gains distributions	1,115	(14,359)	(7,964)	(6,416)
Net unrealized appreciation (depreciation) of investments	2,737	31,703	31,547	25,210
Net increase (decrease) in net assets from operations	2,294	16,905	21,712	16,985
Changes from principal transactions:				
Premiums	2,498	176	138	72
Death Benefits	(540)	(2,177)	(1,119)	(847)
Surrenders and withdrawals	(3,196)	(22,046)	(8,214)	(6,226)
Transfers between Divisions (including fixed account), net	39,142	(5,863)	(8,815)	(4,553)
Increase (decrease) in net assets derived from principal transactions	37,904	(29,910)	(18,010)	(11,554)
Total increase (decrease) in net assets	40,198	(13,005)	3,702	5,431
Net assets at December 31, 2010	81,884	161,332	131,427	99,899
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	(660)	(2,162)	(1,683)
Total realized gain (loss) on investments and capital gains distributions	170	(10,242)	(3,109)	(3,407)
Net unrealized appreciation (depreciation) of investments	(13,476)	8,254	1,687	2,183
Net increase (decrease) in net assets from operations	(13,301)	(2,648)	(3,584)	(2,907)
Changes from principal transactions:				
Premiums	793	49	89	48
Death Benefits	(579)	(2,850)	(1,708)	(1,380)
Surrenders and withdrawals	(3,793)	(18,095)	(9,635)	(7,073)
Transfers between Divisions (including fixed account), net	(20,825)	(11,807)	(8,868)	(5,109)
Increase (decrease) in net assets derived from principal transactions	(24,404)	(32,703)	(20,122)	(13,514)
Total increase (decrease) in net assets	(37,705)	(35,351)	(23,706)	(16,421)
Net assets at December 31, 2011	$ 44,179	$ 125,981	$ 107,721	$ 83,478

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING International Index Portfolio - Class S	ING Japan TOPIX Index® Portfolio - Class A	ING Russell™ Large Cap Growth Index Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class S
Net assets at January 1, 2010	$ 69,588	$ 324	$ 141,894	$ 372,497
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	833	(101)	(2,704)	4,262
Total realized gain (loss) on investments and capital gains distributions	3,016	(62)	3,772	12,960
Net unrealized appreciation (depreciation) of investments	(3,261)	717	11,251	14,170
Net increase (decrease) in net assets from operations	588	554	12,319	31,392
Changes from principal transactions:				
Premiums	1,744	5,250	832	2,778
Death Benefits	(513)	-	(1,223)	(8,705)
Surrenders and withdrawals	(4,197)	(226)	(9,281)	(31,818)
Transfers between Divisions (including fixed account), net	(2,166)	2,561	(1,966)	(10,193)
Increase (decrease) in net assets derived from principal transactions	(5,132)	7,585	(11,638)	(47,938)
Total increase (decrease) in net assets	(4,544)	8,139	681	(16,546)
Net assets at December 31, 2010	65,044	8,463	142,575	355,951
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	52	(44)	(2,272)	(2,619)
Total realized gain (loss) on investments and capital gains distributions	774	(149)	11,059	21,769
Net unrealized appreciation (depreciation) of investments	(8,670)	(1,847)	(7,707)	(21,331)
Net increase (decrease) in net assets from operations	(7,844)	(2,040)	1,080	(2,181)
Changes from principal transactions:				
Premiums	753	2,890	898	1,657
Death Benefits	(208)	(72)	(1,770)	(7,615)
Surrenders and withdrawals	(4,200)	(414)	(11,980)	(35,620)
Transfers between Divisions (including fixed account), net	(14,057)	740	15,230	(15,225)
Increase (decrease) in net assets derived from principal transactions	(17,712)	3,144	2,378	(56,803)
Total increase (decrease) in net assets	(25,556)	1,104	3,458	(58,984)
Net assets at December 31, 2011	$ 39,488	$ 9,567	$ 146,033	$ 296,967

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class S	ING Russell™ Small Cap Index Portfolio - Class S
Net assets at January 1, 2010	$ 24,005	$ 248,368	$ 85,119	$ 114,700
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(196)	(5,118)	(1,915)	(2,876)
Total realized gain (loss) on investments and capital gains distributions	4,147	10,587	13,882	6,124
Net unrealized appreciation (depreciation) of investments	(1,913)	48,180	6,499	21,586
Net increase (decrease) in net assets from operations	2,038	53,649	18,466	24,834
Changes from principal transactions:				
Premiums	428	2,438	5,853	3,431
Death Benefits	(581)	(5,468)	(507)	(898)
Surrenders and withdrawals	(3,362)	(19,309)	(5,404)	(9,323)
Transfers between Divisions (including fixed account), net	12,698	18,299	17,330	41,308
Increase (decrease) in net assets derived from principal transactions	9,183	(4,040)	17,272	34,518
Total increase (decrease) in net assets	11,221	49,609	35,738	59,352
Net assets at December 31, 2010	35,226	297,977	120,857	174,052
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(341)	(5,295)	(1,639)	(2,981)
Total realized gain (loss) on investments and capital gains distributions	1,678	21,859	17,402	23,082
Net unrealized appreciation (depreciation) of investments	(2,166)	(29,466)	(21,722)	(31,952)
Net increase (decrease) in net assets from operations	(829)	(12,902)	(5,959)	(11,851)
Changes from principal transactions:				
Premiums	322	1,653	1,216	1,520
Death Benefits	(357)	(6,739)	(562)	(1,278)
Surrenders and withdrawals	(5,240)	(21,743)	(7,369)	(12,517)
Transfers between Divisions (including fixed account), net	9,828	(15,154)	(5,359)	(13,850)
Increase (decrease) in net assets derived from principal transactions	4,553	(41,983)	(12,074)	(26,125)
Total increase (decrease) in net assets	3,724	(54,885)	(18,033)	(37,976)
Net assets at December 31, 2011	$ 38,950	$ 243,092	$ 102,824	$ 136,076

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class S	ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S	ING International Value Portfolio - Class S
Net assets at January 1, 2010	$ 75,533	$ 251,758	$ 213,033	$ 10,718
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,627)	(485)	1,623	34
Total realized gain (loss) on investments and capital gains distributions	14,076	9,365	(17,524)	(1,738)
Net unrealized appreciation (depreciation) of investments	4,507	(870)	19,810	1,740
Net increase (decrease) in net assets from operations	16,956	8,010	3,909	36
Changes from principal transactions:				
Premiums	2,034	5,167	4,928	227
Death Benefits	(452)	(2,502)	(913)	(5)
Surrenders and withdrawals	(4,359)	(22,176)	(7,771)	(586)
Transfers between Divisions (including fixed account), net	12,731	(7,626)	(11,904)	(945)
Increase (decrease) in net assets derived from principal transactions	9,954	(27,137)	(15,660)	(1,309)
Total increase (decrease) in net assets	26,910	(19,127)	(11,751)	(1,273)
Net assets at December 31, 2010	102,443	232,631	201,282	9,445
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,225)	(854)	927	64
Total realized gain (loss) on investments and capital gains distributions	6,818	10,181	(6,031)	(1,173)
Net unrealized appreciation (depreciation) of investments	(10,456)	70	(6,484)	(251)
Net increase (decrease) in net assets from operations	(5,863)	9,397	(11,588)	(1,360)
Changes from principal transactions:				
Premiums	854	2,106	2,084	73
Death Benefits	(862)	(2,371)	(2,663)	(16)
Surrenders and withdrawals	(6,631)	(20,455)	(8,257)	(798)
Transfers between Divisions (including fixed account), net	(49)	76,246	(11,122)	(689)
Increase (decrease) in net assets derived from principal transactions	(6,688)	55,526	(19,958)	(1,430)
Total increase (decrease) in net assets	(12,551)	64,923	(31,546)	(2,790)
Net assets at December 31, 2011	$ 89,892	$ 297,554	$ 169,736	$ 6,655

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class S	Invesco V.I. Leisure Fund - Series I Shares	Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I
Net assets at January 1, 2010	$ 297,130	$ 59,441	$ 20,121	$ 80
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5,807)	(1,565)	(412)	1
Total realized gain (loss) on investments				
and capital gains distributions	(994)	1,363	(2,585)	(4)
Net unrealized appreciation (depreciation)				
of investments	88,470	15,997	6,413	8
Net increase (decrease) in net assets from operations	81,669	15,795	3,416	5
Changes from principal transactions:				
Premiums	3,321	85	(48)	-
Death Benefits	(6,367)	(556)	(290)	-
Surrenders and withdrawals	(28,263)	(4,480)	(1,466)	(8)
Transfers between Divisions				
(including fixed account), net	51,967	(2,199)	(1,236)	1
Increase (decrease) in net assets derived from				
principal transactions	20,658	(7,150)	(3,040)	(7)
Total increase (decrease) in net assets	102,327	8,645	376	(2)
Net assets at December 31, 2010	399,457	68,086	20,497	78
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9,715)	(1,600)	(414)	1
Total realized gain (loss) on investments				
and capital gains distributions	19,709	3,096	(1,800)	(2)
Net unrealized appreciation (depreciation)				
of investments	(26,696)	(2,758)	1,068	4
Net increase (decrease) in net assets from operations	(16,702)	(1,262)	(1,146)	3
Changes from principal transactions:				
Premiums	2,372	29	1	-
Death Benefits	(6,288)	(413)	(221)	-
Surrenders and withdrawals	(42,215)	(5,898)	(1,688)	(6)
Transfers between Divisions				
(including fixed account), net	16,675	(1,687)	(945)	-
Increase (decrease) in net assets derived from				
principal transactions	(29,456)	(7,969)	(2,853)	(6)
Total increase (decrease) in net assets	(46,158)	(9,231)	(3,999)	(3)
Net assets at December 31, 2011	$ 353,299	$ 58,855	$ 16,498	$ 75

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	Legg Mason Western Asset Variable High Income Portfolio	Oppenheimer Main Street Small- & Mid- Cap Fund®/VA - Service Class	PIMCO Real Return Portfolio - Administrative Class
Net assets at January 1, 2010	$ 46	$ 78	$ 1,600	$ 11,216
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	6	(16)	22
Total realized gain (loss) on investments and capital gains distributions	(12)	(5)	(56)	116
Net unrealized appreciation (depreciation) of investments	12	9	400	623
Net increase (decrease) in net assets from operations	-	10	328	761
Changes from principal transactions:				
Premiums	-	-	39	444
Death Benefits	-	-	-	(10)
Surrenders and withdrawals	(7)	(16)	(84)	(1,382)
Transfers between Divisions (including fixed account), net	-	-	(24)	1,434
Increase (decrease) in net assets derived from principal transactions	(7)	(16)	(69)	486
Total increase (decrease) in net assets	(7)	(6)	259	1,247
Net assets at December 31, 2010	39	72	1,859	12,463
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	5	(16)	468
Total realized gain (loss) on investments and capital gains distributions	(1)	(1)	(56)	187
Net unrealized appreciation (depreciation) of investments	(7)	(4)	10	510
Net increase (decrease) in net assets from operations	(6)	-	(62)	1,165
Changes from principal transactions:				
Premiums	-	-	16	142
Death Benefits	-	-	(4)	(8)
Surrenders and withdrawals	(1)	(2)	(196)	(1,569)
Transfers between Divisions (including fixed account), net	1	1	(171)	790
Increase (decrease) in net assets derived from principal transactions	-	(1)	(355)	(645)
Total increase (decrease) in net assets	(6)	(1)	(417)	520
Net assets at December 31, 2011	$ 33	$ 71	$ 1,442	$ 12,983

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Pioneer Equity Income VCT Portfolio - Class II	ProFund VP Bull	ProFund VP Europe 30	ProFund VP Rising Rates Opportunity
Net assets at January 1, 2010	$ 15,029	$ 15,316	$ 10,444	$ 14,303
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	90	(365)	(85)	(278)
Total realized gain (loss) on investments and capital gains distributions	(996)	(450)	(740)	(1,552)
Net unrealized appreciation (depreciation) of investments	3,318	2,153	777	(628)
Net increase (decrease) in net assets from operations	2,412	1,338	(48)	(2,458)
Changes from principal transactions:				
Premiums	206	(1)	(1)	-
Death Benefits	(17)	(178)	(150)	(230)
Surrenders and withdrawals	(831)	(826)	(720)	(1,005)
Transfers between Divisions (including fixed account), net	(1,134)	(538)	(264)	(69)
Increase (decrease) in net assets derived from principal transactions	(1,776)	(1,543)	(1,135)	(1,304)
Total increase (decrease) in net assets	636	(205)	(1,183)	(3,762)
Net assets at December 31, 2010	15,665	15,111	9,261	10,541
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	83	(365)	(134)	(204)
Total realized gain (loss) on investments and capital gains distributions	(708)	(194)	(686)	(1,534)
Net unrealized appreciation (depreciation) of investments	1,285	240	(61)	(2,040)
Net increase (decrease) in net assets from operations	660	(319)	(881)	(3,778)
Changes from principal transactions:				
Premiums	112	3	1	1
Death Benefits	(34)	(232)	(81)	(110)
Surrenders and withdrawals	(1,648)	(1,982)	(875)	(913)
Transfers between Divisions (including fixed account), net	(17)	(568)	(476)	14
Increase (decrease) in net assets derived from principal transactions	(1,587)	(2,779)	(1,431)	(1,008)
Total increase (decrease) in net assets	(927)	(3,098)	(2,312)	(4,786)
Net assets at December 31, 2011	$ 14,738	$ 12,013	$ 6,949	$ 5,755

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Wells Fargo Advantage VT Omega Growth Fund - Class 2	Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2	Wells Fargo Advantage VT Intrinsic Value Fund - Class 2	Wells Fargo Advantage VT Small Cap Growth Fund - Class 2
Net assets at January 1, 2010	$ -	$ 2,009	$ 555	$ 464
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(7)	(16)	(17)	(11)
Total realized gain (loss) on investments and capital gains distributions	6	(22)	(29)	(8)
Net unrealized appreciation (depreciation) of investments	310	241	129	112
Net increase (decrease) in net assets from operations	309	203	83	93
Changes from principal transactions:				
Premiums	(26)	-	5	-
Death Benefits	-	-	(8)	(65)
Surrenders and withdrawals	-	(35)	(53)	(40)
Transfers between Divisions (including fixed account), net	1,204	(21)	225	(16)
Increase (decrease) in net assets derived from principal transactions	1,178	(56)	169	(121)
Total increase (decrease) in net assets	1,487	147	252	(28)
Net assets at December 31, 2010	1,487	2,156	807	436
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(39)	11	(16)	(10)
Total realized gain (loss) on investments and capital gains distributions	48	(15)	(15)	1
Net unrealized appreciation (depreciation) of investments	(122)	85	(2)	(17)
Net increase (decrease) in net assets from operations	(113)	81	(33)	(26)
Changes from principal transactions:				
Premiums	-	-	-	-
Death Benefits	-	-	-	-
Surrenders and withdrawals	(126)	(116)	(52)	(39)
Transfers between Divisions (including fixed account), net	(8)	(69)	(1)	(10)
Increase (decrease) in net assets derived from principal transactions	(134)	(185)	(53)	(49)
Total increase (decrease) in net assets	(247)	(104)	(86)	(75)
Net assets at December 31, 2011	$ 1,240	$ 2,052	$ 721	$ 361

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Wells Fargo Advantage VT Total Return Bond Fund
Net assets at January 1, 2010	$ 1,080
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	10
Total realized gain (loss) on investments and capital gains distributions	34
Net unrealized appreciation (depreciation) of investments	3
Net increase (decrease) in net assets from operations	47
Changes from principal transactions:	
Premiums	-
Death Benefits	-
Surrenders and withdrawals	(69)
Transfers between Divisions (including fixed account), net	17
Increase (decrease) in net assets derived from principal transactions	(52)
Total increase (decrease) in net assets	(5)
Net assets at December 31, 2010	1,075
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	2
Total realized gain (loss) on investments and capital gains distributions	53
Net unrealized appreciation (depreciation) of investments	(3)
Net increase (decrease) in net assets from operations	52
Changes from principal transactions:	
Premiums	-
Death Benefits	(5)
Surrenders and withdrawals	(236)
Transfers between Divisions (including fixed account), net	(37)
Increase (decrease) in net assets derived from principal transactions	(278)
Total increase (decrease) in net assets	(226)
Net assets at December 31, 2011	$ 849

The accompanying notes are an integral part of these financial statements.

1.   Organization

ING USA Annuity and Life Insurance Company Separate Account B (the "Account") was established by ING USA Annuity and Life Insurance Company ("ING USA" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH") an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company based in The Netherlands.

As part of a restructuring plan approved by the European Commission, ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including one or more initial public offerings, sales, or a combination thereof. On November 10, 2010, ING announced that ING and its U.S. insurance affiliates, including the Company, are preparing for a base case of an initial public offering of the Company and its U.S.-based insurance and investment management affiliates.

The Account includes ING Architect Contracts, ING GoldenSelect Contracts, ING Retirement Solutions Rollover Choice Contracts and ING SmartDesign Contracts (collectively, the "Contracts"), that ceased being available to new contractowners in 2010. These Contracts were, however, still available to existing contractowners in 2011. ING GoldenSelect Contracts included Access, DVA Plus, Premium Plus, ES II, and Landmark. ING SmartDesign Contracts include Advantage, Signature Variable Annuity and Variable Annuity.

The Account also includes the following discontinued offerings:

ING GoldenSelect Contracts:
   Access One (September 2003)
   DVA and DVA Series 100 (May 2000)
   DVA 80 (May 1991)
   DVA Plus (January 2004)
   Generations (October 2008)
   Granite PrimElite (May 2001)
   Opportunities and Legends (March 2007)
   Value (June 2003)
ING Simplicity Contracts (August 2007)
ING SmartDesign Contracts:
   Variable Annuity, Advantage and Signature (April 2008)
Wells Fargo ING Contracts:
   Opportunities and Landmark (June 2006)
ING Customized Solutions Focus Contracts (September 2004)

In addition, the Account includes The Fund For Life Division, which is not included in the accompanying financial statements, and which ceased to accept new Contracts effective December 31, 1994.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. ING USA provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the ING USA guaranteed interest division, the ING USA fixed interest division, and the fixed account, which are not part of the Account, as directed by the contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ING USA may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ING USA. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ING USA.

At December 31, 2011, the Account had 148 investment divisions (the "Divisions"), 24 of which invest in independently managed mutual fund portfolios and 124 of which invest in mutual fund portfolios managed by affiliates, either Directed Services LLC ("DSL") or ING Investments, LLC ("IIL"). The assets in each Division are invested in shares of a designated mutual fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions at December 31, 2011 and related Trusts are as follows:

BlackRock Variable Series Funds, Inc.:
  BlackRock Global Allocation V.I. Fund - Class III
Columbia Funds Variable Insurance Trust:
  Columbia Asset Allocation Fund, Variable Series -
    Class A
  Columbia Small Cap Value Fund, Variable Series -
    Class B
  Columbia Small Company Growth Fund, Variable
    Series - Class A
Columbia Funds Variable Series Trust II:
  Columbia VP Large Cap Growth Fund - Class 1**
  Columbia VP Short Duration US Government Fund -
    Class 1**
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Service
    Class 2
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Service Class 2
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
ING Balanced Portfolio, Inc.:
  ING Balanced Portfolio - Class S
ING Intermediate Bond Portfolio:
  ING Intermediate Bond Portfolio - Class S
ING Investors Trust:
  ING American Funds Asset Allocation Portfolio
  ING American Funds Bond Portfolio
  ING American Funds Global Growth and Income
    Portfolio**
  ING American Funds Growth Portfolio
  ING American Funds International Growth and Income
    Portfolio**
  ING American Funds International Portfolio

ING Investors Trust (continued):
  ING American Funds World Allocation Portfolio -
    Service Class
  ING Artio Foreign Portfolio - Service Class
  ING Artio Foreign Portfolio - Service 2 Class
  ING BlackRock Health Sciences Opportunities
    Portfolio - Service Class
  ING BlackRock Inflation Protected Bond Portfolio -
    Service Class
  ING BlackRock Large Cap Growth Portfolio -
    Institutional Class
  ING BlackRock Large Cap Growth Portfolio -
    Service Class
  ING Clarion Global Real Estate Portfolio - Service
    Class
  ING Clarion Global Real Estate Portfolio - Service 2
    Class
  ING Clarion Real Estate Portfolio - Service Class
  ING Clarion Real Estate Portfolio - Service 2 Class
  ING DFA World Equity Portfolio - Service Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service
    Class
  ING FMR^{SM} Diversified Mid Cap Portfolio -
    Service 2 Class
  ING Franklin Income Portfolio - Service Class
  ING Franklin Income Portfolio - Service 2 Class
  ING Franklin Mutual Shares Portfolio - Service
    Class
  ING Franklin Templeton Founding Strategy
    Portfolio - Service Class
  ING Global Resources Portfolio - Adviser Class**
  ING Global Resources Portfolio - Service Class
  ING Global Resources Portfolio - Service 2 Class

ING Investors Trust (continued):
  ING Invesco Van Kampen Growth and Income
    Portfolio - Service Class
  ING Invesco Van Kampen Growth and Income
    Portfolio - Service 2 Class
  ING JPMorgan Emerging Markets Equity Portfolio -
    Service Class
  ING JPMorgan Emerging Markets Equity Portfolio -
    Service 2 Class
  ING JPMorgan Small Cap Core Equity Portfolio -
    Service Class
  ING JPMorgan Small Cap Core Equity Portfolio -
    Service 2 Class
  ING Large Cap Growth Portfolio - Service Class
  ING Large Cap Growth Portfolio - Service 2 Class
  ING Large Cap Value Portfolio - Service Class**
  ING Limited Maturity Bond Portfolio - Service Class
  ING Liquid Assets Portfolio - Service Class
  ING Liquid Assets Portfolio - Service 2 Class
  ING Marsico Growth Portfolio - Service Class
  ING Marsico Growth Portfolio - Service 2 Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Total Return Portfolio - Service 2 Class
  ING MFS Utilities Portfolio - Service Class
  ING Morgan Stanley Global Franchise Portfolio -
    Service Class
  ING Morgan Stanley Global Franchise Portfolio -
    Service 2 Class
  ING Oppenheimer Active Allocation Portfolio -
    Service Class
  ING PIMCO High Yield Portfolio - Service Class
  ING PIMCO Total Return Bond Portfolio - Service
    Class
  ING PIMCO Total Return Bond Portfolio - Service 2
    Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING Retirement Conservative Portfolio - Adviser Class
  ING Retirement Growth Portfolio - Adviser Class
  ING Retirement Moderate Growth Portfolio - Adviser
    Class
  ING Retirement Moderate Portfolio - Adviser Class
  ING T. Rowe Price Capital Appreciation Portfolio -
    Service Class
  ING T. Rowe Price Capital Appreciation Portfolio -
    Service 2 Class
  ING T. Rowe Price Equity Income Portfolio - Service
    Class
  ING T. Rowe Price Equity Income Portfolio -
    Service 2 Class
  ING T. Rowe Price International Stock Portfolio -
    Service Class
  ING Templeton Global Growth Portfolio - Service
    Class
  ING Templeton Global Growth Portfolio - Service 2
    Class

ING Mutual Funds:
  ING Diversified International Fund - Class R
ING Partners, Inc.:
  ING American Century Small-Mid Cap Value
    Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Service
    Class
  ING Columbia Small Cap Value II Portfolio - Service
    Class
  ING Davis New York Venture Portfolio - Service
    Class
  ING Global Bond Portfolio - Service Class
  ING Invesco Van Kampen Comstock Portfolio -
    Service Class
  ING Invesco Van Kampen Equity and Income
    Portfolio - Initial Class
  ING Invesco Van Kampen Equity and Income
    Portfolio - Service Class
  ING JPMorgan Mid Cap Value Portfolio - Service
    Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution Income Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Service Class
  ING T. Rowe Price Growth Equity Portfolio -
    Service Class
  ING Templeton Foreign Equity Portfolio - Service
    Class
  ING Thornburg Value Portfolio - Initial Class
  ING Thornburg Value Portfolio - Service Class
  ING UBS U.S. Large Cap Equity Portfolio - Service
    Class
ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative Portfolio -
    Class S
  ING Strategic Allocation Growth Portfolio - Class S
  ING Strategic Allocation Moderate Portfolio -
    Class S
ING Variable Funds:
  ING Growth and Income Portfolio - Class A**
  ING Growth and Income Portfolio - Class I
  ING Growth and Income Portfolio - Class S
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
  ING GET U.S. Core Portfolio - Series 12
  ING GET U.S. Core Portfolio - Series 13
  ING GET U.S. Core Portfolio - Series 14

ING Variable Portfolios, Inc.:
   ING BlackRock Science and Technology Opportunities
     Portfolio - Class S
   ING Euro STOXX 50 Index Portfolio - Class A
   ING FTSE 100 Index Portfolio - Class A
   ING Hang Seng Index Portfolio - Class S
   ING Index Plus LargeCap Portfolio - Class S
   ING Index Plus MidCap Portfolio - Class S
   ING Index Plus SmallCap Portfolio - Class S
   ING International Index Portfolio - Class S
   ING Japan TOPIX Index® Portfolio - Class A
   ING Russell™ Large Cap Growth Index Portfolio -
     Class S
   ING Russell™ Large Cap Index Portfolio - Class S
   ING Russell™ Large Cap Value Index Portfolio -
     Class S
   ING Russell™ Mid Cap Growth Index Portfolio -
     Class S
   ING Russell™ Mid Cap Index Portfolio - Class S
   ING Russell™ Small Cap Index Portfolio - Class S
   ING Small Company Portfolio - Class S
   ING U.S. Bond Index Portfolio - Class S
   ING WisdomTree^{SM} Global High-Yielding Equity
     Index Portfolio - Class S
ING Variable Products Trust:
   ING International Value Portfolio - Class S
   ING MidCap Opportunities Portfolio - Class S
   ING SmallCap Opportunities Portfolio - Class S
Invesco Variable Insurance Funds:
   Invesco V.I. Leisure Fund - Series I Shares

Legg Mason Partners Variable Equity Trust:
   Legg Mason ClearBridge Variable Large Cap Value
     Portfolio - Class I
   Legg Mason Global Currents Variable International
     All Cap Opportunity Portfolio
Legg Mason Partners Variable Income Trust:
   Legg Mason Western Asset Variable High Income
     Portfolio
Oppenheimer Variable Account Funds:
   Oppenheimer Main Street Small- & Mid-Cap
     Fund®/VA - Service Class
PIMCO Variable Insurance Trust:
   PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
   Pioneer Equity Income VCT Portfolio - Class II
ProFunds:
   ProFund VP Bull
   ProFund VP Europe 30
   ProFund VP Rising Rates Opportunity
Wells Fargo Funds Trust:
   Wells Fargo Advantage VT Omega Growth Fund -
     Class 2*
Wells Fargo Variable Trust:
   Wells Fargo Advantage VT Index Asset Allocation
     Fund - Class 2
   Wells Fargo Advantage VT Intrinsic Value Fund -
     Class 2
   Wells Fargo Advantage VT Small Cap Growth
     Fund - Class 2
   Wells Fargo Advantage VT Total Return Bond Fund

*   Division added to the list in 2010
** Division added to the list in 2011

The names of certain Divisions were changed during 2011. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
ING Investors Trust:	ING Investors Trust:
ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING Wells Fargo HealthCare Portfolio - Service Class
ING Core Growth and Income Portfolio - Service Class	ING Janus Contrarian Portfolio - Service Class
ING Core Growth and Income Portfolio - Service 2 Class	ING Janus Contrarian Portfolio - Service 2 Class
ING Invesco Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class
ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class	ING Van Kampen Growth and Income Portfolio - Service 2 Class
ING T. Rowe Price International Stock Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Service Class
ING Partners, Inc.:	ING Partners, Inc.:
ING Columbia Small Cap Value II Portfolio - Service Class	ING Columbia Small Cap Value Portfolio - Service Class

Current Name	Former Name
ING Partners, Inc. (continued):	ING Partners, Inc. (continued):
ING Global Bond Portfolio - Service Class	ING Oppenheimer Global Strategic Income Portfolio - Service Class
ING Invesco Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Service Class
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Initial Class
ING Invesco Van Kampen Equity and Income Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Service Class
Oppenheimer Variable Account Funds:	Oppenheimer Variable Account Funds:
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class	Oppenheimer Main Street Small Cap Fund®/VA - Service Class

The following Divisions were closed to contractowners in 2011:

Columbia Funds Variable Insurance Trust:
    Columbia Federal Securities Fund, Variable Series - Class A
    Columbia Large Cap Growth Fund, Variable Series - Class A
ING Investors Trust:
    ING American Funds Growth-Income Portfolio
    ING BlackRock Large Cap Value Portfolio - Service Class
    ING BlackRock Large Cap Value Portfolio - Service 2 Class
    ING Core Growth and Income Portfolio - Service Class
    ING Core Growth and Income Portfolio - Service 2 Class
    ING Lord Abbett Growth and Income Portfolio - Service Class
    ING Lord Abbett Growth and Income Portfolio - Service 2 Class
    ING Morgan Stanley Global Tactical Asset Allocation Portfolio - Service Class
ING Partners, Inc.:
    ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class
ING Variable Insurance Trust:
    ING GET U.S. Core Portfolio - Series 5
    ING GET U.S. Core Portfolio - Series 6

2.   **Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ING USA, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ING USA.

Contractowner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, ING USA will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ING USA. Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Changes from Principal Transactions

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contractowner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ING USA related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ING USA). Any net unsettled transactions as of the reporting date are included in Payable to related parties on the Statements of Assets and Liabilities.

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2011 and for the years ended December 31, 2011 and 2010, were issued.

3.   **Recently Adopted Accounting Standards**

Improving Disclosures about Fair Value Measurements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, "Fair Value Measurements and Disclosure (Topic 820): Improving Disclosures about Fair Value Measurements," ("ASU 2010-06"), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

- Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;
- Purchases, sales, issuances, and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
- Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and
- Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 were adopted by the Account on January 1, 2010, except for the disclosures related to the Level 3 reconciliation, which were adopted by the Account on January 1, 2011. The Account determined, however, that there was no effect on the Account's disclosures, as the guidance is consistent with that previously applied by the Account and the Account has no Level 3 financial assets or liabilities. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Account's net assets and results of operations.

4.   **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2011 and 2010, respectively, based on the priority of the inputs to the valuation technique below. The Account had no financial liabilities as of December 31, 2011.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

5.   Charges and Fees

Prior to February 1, 2000, DVA Plus, Access, and Premium Plus Contracts each had three different death benefit options referred to as Standard, Annual Ratchet, and 7% Solution; however, in the state of Washington, the 5.5% Solution is offered instead of the 7% Solution. After February 1, 2000, DVA Plus, Access and Premium Plus each had four different death benefit options referred to as Standard, Annual Ratchet, 7% Solution and Max 7. In the state of Washington, the 5.5% Solution is offered instead of the 7% Solution and Max 5.5 is offered instead of Max 7 after February 1, 2000. ES II, Generations, Landmark and Opportunities contracts each have four different death benefit options referred to as Standard, Annual or Quarterly Ratchet, 7% Solution and Max 7. In the state of Washington, the 5.5% Solution is offered instead of the 7% Solution and Max 5.5 is offered instead of Max 7.   SmartDesign Advantage, SmartDesign Signature, and SmartDesign Variable Annuity contracts each have three different death benefit options referred to as Option Package I, Option Package II, and Option Package III. Focus has two different options referred to as Option Package I, Option Package II.

Under the terms of all Contracts, certain charges are allocated to the Contracts to cover ING USA's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

ING USA assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account.

Daily charges are deducted at annual rates of up to 2.20% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts:

Series	Annual Rates
ING:	
Architect Annual Ratchet	1.30 %
Architect (pre January 2008) Max 7	1.40
Architect (post January 2008) Max 7	1.55
Architect (pre January 2008) Quarterly Ratchet	1.10
Architect (post January 2008) Quarterly Ratchet	1.25
Architect (post April 2008) Quarterly Ratchet	1.30
Architect (pre January 2008) Standard	0.85
Architect (post January 2008) Standard	1.00
Focus Variable Annuity Option I	0.60
Focus Variable Annuity Option II	0.80
Rollover Choice℠ Option I (pre August 7, 2003)	0.60
Rollover Choice℠ Option II (pre August 7, 2003)	0.80
Rollover Choice℠ Option III (pre August 7, 2003)	0.95
Rollover Choice℠ Option I (post August 7, 2003)	0.85
Rollover Choice℠ Option II (post August 7, 2003)	1.05
Rollover Choice℠ Option III (post August 7, 2003)	1.20
ING GoldenSelect:	
Access® (post January 2000) 5.5 % Solution	1.45
Access® (pre February 2000) 5.5% Solution	1.40
Access® (post 2000) 5.5% Solution	1.45
Access® (post April 2001) 5.5% Solution	1.80
Access® (post January 2000) 7% Solution	1.65
Access® (pre February 2000) 7% Solution	1.55
Access® (post 2000) 7% Solution	1.65
Access® Annual Ratchet	1.95
Access® (post April 2001) 7% Solution	2.00
Access® (post January 2000) Annual Ratchet	1.45
Access® (pre February 2000) Annual Ratchet	1.40
Access® (post 2000) Annual Ratchet	1.55
Access® (post January 2000) Max 5.5	1.55
Access® (post 2000) Max 5.5	1.60

Series	Annual Rates
ING GoldenSelect (continued):	
Access® (post April 2001) Max 5.5	1.95 %
Access® (post January 2000) Max 7	1.75
Access® (post 2000) Max 7	1.75
Access® (post April 2001) Max 7	2.20
Access® (post April 2001) Quarterly Ratchet	1.90
Access® (post April 2008) Quarterly Ratchet	1.95
Access® (post January 2000) Standard	1.65
Access® (pre February 2000) Standard	1.25
Access® (post 2000) Standard	1.30
Access® (post April 2001) Standard	1.65
Access® One	0.35
DVA	0.90
DVA 80	0.80
DVA Plus (post January 2000) 5.5% Solution	1.25
DVA Plus (pre February 2000) 5.5% Solution	1.25
DVA Plus (post 2000) 5.5% Solution	1.30
DVA Plus (post January 2000) 7% Solution	1.50
DVA Plus (pre February 2000) 7% Solution	1.40
DVA Plus (post 2000) 7% Solution	1.50
DVA Plus (post January 2000) Annual Ratchet	1.30
DVA Plus (pre February 2000) Annual Ratchet	1.25
DVA Plus (post 2000) Annual Ratchet	1.40
DVA Plus (post January 2000) Max 5.5	1.40
DVA Plus (post 2000) Max 5.5	1.45
DVA Plus (post January 2000) Max 7	1.60
DVA Plus (post 2000) Max 7	1.60
DVA Plus (post January 2000) Standard	1.15
DVA Plus (pre February 2000) Standard	1.10
DVA Plus (post 2000) Standard	1.15
DVA Series 100	1.25
ES II (pre 2001)	1.25
ES II (post 2000) 5.5% Solution	1.40
ES II (post 2000) 7% Solution	1.60
ES II (post 2000) Deferred Ratchet	1.30
ES II (post 2000) Max 5.5	1.55
ES II (post 2000) Max 7	1.80
ES II (post 2000) Quarterly Ratchet	1.50
ES II (post 2000) Standard	1.25
ES II (post 2000) Annual Ratchet	1.55
Generations-7% Solution	1.60
Generations-Deferred Ratchet	1.30
Generations-Max 7	1.80
Generations-Quarterly Ratchet	1.50
Generations-Standard	1.25

Series	Annual Rates
ING GoldenSelect (continued):	
Granite PrimElite-Annual Ratchet	1.25 %
Granite PrimElite-Standard	1.10
Landmark Annual Ratchet	1.80
Landmark 5.5% Solution	1.65
Landmark 7% Solution	1.85
Landmark-Max 5.5	1.80
Landmark-Max 7	2.05
Landmark (pre April 2008) Quarterly Ratchet	1.75
Landmark (post April 2008) Quarterly Ratchet	1.80
Landmark-Standard	1.50
Legends Max 7	2.05
Legends Quarterly Ratchet	1.75
Legends-Standard	1.50
Opportunities 5.5% Solution	1.40
Opportunities 7% Solution	1.60
Opportunities-Max 5.5	1.55
Opportunities-Max 7	1.80
Opportunities-Quarterly Ratchet	1.50
Opportunities-Standard	1.25
Premium Plus (pre February 2000) 5.5% Solution	1.40
Premium Plus (post January 2000) 5.5% Solution	1.45
Premium Plus (post 2000) 5.5% Solution	1.45
Premium Plus (pre February 2000) 7% Solution	1.55
Premium Plus (post January 2000) 7% Solution	1.65
Premium Plus (post 2000) 7% Solution	1.65
Premium Plus Annual Ratchet	1.70
Premium Plus (post 2000) Annual Ratchet	1.55
Premium Plus (post January 2000) Max 5.5	1.55
Premium Plus (post 2000) Max 5.5	1.60
Premium Plus (post January 2000) Max 7	1.95
Premium Plus (post 2000) Max 7	1.95
Premium Plus (pre February 2000) Quarterly Ratchet	1.40
Premium Plus (post January 2000) Quarterly Ratchet	1.65
Premium Plus (post April 2008) Quarterly Ratchet	1.70
Premium Plus (pre February 2000) Standard	1.25
Premium Plus (post January 2000) Standard	1.30
Premium Plus (post 2000) Standard	1.40
VA Bonus Option I	1.30
VA Bonus Option II	1.60
VA Bonus Option III	1.75
VA Option I	0.80
VA Option II	1.10
VA Option III	1.25
Value-Standard	0.75

Series	Annual Rates
ING SmartDesign:	
Advantage Option I	1.50 %
Advantage Option II	1.70
Advantage Option III	1.85
Signature Option I	1.10
Signature Option II	1.30
Signature Option III	1.45
Simplicity Variable Annuity Years 1-10	2.00
Simplicity Variable Annuity Years 11+	1.25
Variable Annuity Option I	0.80
Variable Annuity Option II	1.10
Variable Annuity Option III	1.25
Wells Fargo ING:	
Landmark-Max 7	2.05
Landmark-Quarterly Ratchet	1.75
Landmark-Standard	1.50
Opportunities-Max 7	1.80
Opportunities-Quarterly Ratchet	1.50
Opportunities-Standard	1.25

Asset Based Administrative Charges

A daily charge to cover administrative expenses of the Account at an annual rate of 0.10% is deducted from assets attributable to DVA and DVA Series 100 Contracts. A daily charge at an annual rate of 0.15% is deducted from the assets attributable to the Access, Access One, Advantage, Architect, DVA Plus, ES II, Focus VA, Generations, Granite PrimElite, Landmark, Legends, Premium Plus, Rollover Choice, Signature, Opportunities Contracts, Variable Annuity, and Value.

Contract Maintenance Charges

An annual Contract fee may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contracts. The charge is $30 per Contract year for Generations, Opportunities, Landmark, Focus VA, Signature, Legends, SmartDesign, Simplicity, ES II, Value, Variable Annuity, Advantage, and Rollover Choice Contracts. For DVA Series 100 and Access One Contracts there is no charge. For all other Contracts, the charge is $40. The charge is incurred at the beginning of the Contract processing period and deducted at the end of the Contract processing period. This charge had been waived for certain offerings of the Contracts.

Contingent Deferred Sales Charges

Under DVA 80, DVA, DVA Plus, Premium Plus, ES II, Value, Granite PrimElite, Generations, Opportunities, Architect, Focus VA, Signature, Legends, Simplicity, Landmark, VA, Advantage, and Rollover Choice Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract. The following table reflects the Surrender Charge that is assessed based upon the date a premium payment is received:

Complete Years Elapsed Since Premium Payment	DVA 80 & DVA	Granite PrimElite & DVA Plus	Premium Plus	Opportunities, ES II & Generations	Value	Architect
0	6 %	7 %	8 %	8 %	6 %	8 %
1	5	7	8	7	6	7
2	4	6	8	6	6	6
3	3	5	8	5	5	5
4	2	4	7	4	4	4
5	1	3	6	3	3	3
6	-	1	5	2	1	2
7	-	-	3	1	-	-
8	-	-	1	-	-	-
9+	-	-	-	-	-	-

Complete Years Elapsed Since Premium Payment	Advantage	Landmark & Legends	Signature & VA	Rollover Choice	Focus VA	Simplicity
0	6 %	6 %	7 %	6 %	3 %	6 %
1	5	5	7	6	2	6
2	4	4	6	5	1	5
3	-	3	6	4	-	4
4	-	-	5	3	-	3
5	-	-	4	2	-	-
6	-	-	3	1	-	-
7	-	-	-	-	-	-
8	-	-	-	-	-	-
9+	-	-	-	-	-	-

Withdrawal and Distribution Charges

Under DVA 80, DVA, and DVA Series 100 Contracts, a charge is deducted from the accumulation value for contractowners taking more than one conventional partial withdrawal during a Contract year. For DVA 80 and DVA Contracts, annual distribution fees are deducted from the Contracts' accumulation values.

Deferred Sales Load

Under Contracts offered prior to October 1995, a sales load of up to 7.50% was assessed against each premium payment for sales-related expenses, as specified in the Contracts. For DVA Series 100, the sales load is deducted in equal annual installments over the period the Contract is in force, not to exceed 10 years. For DVA 80 and DVA Contracts, although the sales load is chargeable to each premium when ING USA receives it, the amount of such charge is initially advanced by ING USA to contractowners and included in the accumulation value, and then deducted in equal installments on each Contract anniversary date over a period of six years. Upon surrender of the Contract, the unamortized deferred sales load is deducted from the accumulation value. In addition, when partial withdrawal limits are exceeded, a portion of the unamortized deferred sales load is deducted.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 4.00% of premiums.

Other Contract Charges

For certain Contracts, an additional annual charge of 0.50% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio Funds.

Certain Contacts contain optional riders that are available for an additional charge, such as minimum guaranteed income benefits and minimum guaranteed withdrawal benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts.

Fees Waived by ING USA

Certain charges and fees for various types of Contracts are currently waived by ING USA. ING USA reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

6.   Related Party Transactions

During the year ended December 31, 2011, management and service fees were paid indirectly to DSL, an affiliate of the Company, in its capacity as investment manager to the ING Investors Trust and ING Partners, Inc. The Trust's advisory agreement provided for a fee at annual rates up to 1.25% of the average net assets of each respective Fund.

In addition, management and service fees were paid to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING Balanced Portfolio, Inc., ING Intermediate Bond Portfolio, ING Mutual Funds, ING Strategic Allocation Portfolio, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., and ING Variable Products Trust. The Trusts' advisory agreement provided for fees at annual rates up to 0.98% of the average net assets of each respective Fund.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

7. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

	Year Ended December 31			
	2011		**2010**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
BlackRock Variable Series Funds, Inc.:				
BlackRock Global Allocation V.I. Fund - Class III	$ 240,217	$ 220,295	$ 336,656	$ 238,768
Columbia Funds Variable Insurance Trust:				
Columbia Asset Allocation Fund, Variable Series - Class A	8	22	8	42
Columbia Federal Securities Fund, Variable Series - Class A	1	19	1	4
Columbia Large Cap Growth Fund, Variable Series - Class A	2	396	2	24
Columbia Small Cap Value Fund, Variable Series - Class B	17,739	21,293	1,850	24,142
Columbia Small Company Growth Fund, Variable Series - Class A	-	6	-	12
Columbia Funds Variable Series Trust II:				
Columbia VP Large Cap Growth Fund - Class 1	370	53	-	-
Columbia VP Short Duration US Government Fund - Class 1	19	15	-	-
Fidelity® Variable Insurance Products:				
Fidelity® VIP Equity-Income Portfolio - Service Class 2	3,751	25,738	3,311	26,851
Fidelity® Variable Insurance Products II:				
Fidelity® VIP Contrafund® Portfolio - Service Class 2	6,348	114,617	10,290	121,488
Franklin Templeton Variable Insurance Products Trust:				
Franklin Small Cap Value Securities Fund - Class 2	319	2,203	806	1,714
ING Balanced Portfolio, Inc.:				
ING Balanced Portfolio - Class S	174	1,229	472	1,379
ING Intermediate Bond Portfolio:				
ING Intermediate Bond Portfolio - Class S	227,354	300,129	179,655	224,263
ING Investors Trust:				
ING American Funds Asset Allocation Portfolio	21,493	30,728	36,251	22,462
ING American Funds Bond Portfolio	65,618	113,709	133,449	135,934
ING American Funds Global Growth and Income Portfolio	9,098	1,813	-	-
ING American Funds Growth Portfolio	30,651	350,966	86,704	241,267
ING American Funds Growth-Income Portfolio	12,226	1,393,840	30,801	148,246
ING American Funds International Growth and Income Portfolio	6,329	1,322	-	-
ING American Funds International Portfolio	35,520	217,151	73,499	167,325
ING American Funds World Allocation Portfolio - Service Class	86,571	61,146	79,668	12,458
ING Artio Foreign Portfolio - Service Class	18,902	89,032	16,685	105,911
ING Artio Foreign Portfolio - Service 2 Class	1,194	5,833	1,072	5,213
ING BlackRock Health Sciences Opportunities Portfolio - Service Class	50,472	47,329	16,769	39,415
ING BlackRock Inflation Protected Bond Portfolio - Service Class	286,223	53,093	199,057	107,381
ING BlackRock Large Cap Growth Portfolio - Institutional Class	1	18	1	16
ING BlackRock Large Cap Growth Portfolio - Service Class	54,476	41,419	30,108	42,708
ING BlackRock Large Cap Value Portfolio - Service Class	795	24,908	487	3,432
ING BlackRock Large Cap Value Portfolio - Service 2 Class	66	2,134	32	319
ING Clarion Global Real Estate Portfolio - Service Class	5,381	22,050	13,181	23,951
ING Clarion Global Real Estate Portfolio - Service 2 Class	72	348	194	354
ING Clarion Real Estate Portfolio - Service Class	3,965	57,854	10,667	62,457
ING Clarion Real Estate Portfolio - Service 2 Class	241	2,670	646	2,616
ING Core Growth and Income Portfolio - Service Class	8,348	409,698	2,173	80,106

| | Year Ended December 31 | | | |
| | 2011 | | 2010 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING Core Growth and Income Portfolio - Service 2 Class	$ 476	$ 20,998	$ 125	$ 2,309
ING DFA World Equity Portfolio - Service Class	23,476	67,788	55,813	24,358
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	16,230	185,473	45,972	127,349
ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class	670	4,566	475	4,138
ING Franklin Income Portfolio - Service Class	77,911	54,520	61,310	74,356
ING Franklin Income Portfolio - Service 2 Class	2,039	1,720	2,603	2,032
ING Franklin Mutual Shares Portfolio - Service Class	11,196	25,961	17,152	24,066
ING Franklin Templeton Founding Strategy Portfolio - Service Class	30,204	111,314	29,796	85,765
ING Global Resources Portfolio - Adviser Class	134,957	31,210	-	-
ING Global Resources Portfolio - Service Class	7,560	117,167	8,743	157,847
ING Global Resources Portfolio - Service 2 Class	262	3,342	356	3,577
ING Invesco Van Kampen Growth and Income Portfolio - Service Class	29,285	92,279	13,585	86,736
ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class	1,597	8,001	625	5,186
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	58,855	81,049	39,368	149,025
ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	1,444	4,117	2,025	3,978
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	56,102	87,614	98,052	40,358
ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	240	6,311	84	4,171
ING Large Cap Growth Portfolio - Service Class	156,886	48,801	51,026	36,274
ING Large Cap Growth Portfolio - Service 2 Class	56	122	4	105
ING Large Cap Value Portfolio - Service Class	80,157	15,329	-	-
ING Limited Maturity Bond Portfolio - Service Class	2,701	20,154	4,418	22,839
ING Liquid Assets Portfolio - Service Class	583,184	652,519	380,662	812,090
ING Liquid Assets Portfolio - Service 2 Class	13,475	17,173	6,838	16,131
ING Lord Abbett Growth and Income Portfolio - Service Class	-	57,824	470	10,216
ING Lord Abbett Growth and Income Portfolio - Service 2 Class	-	2,183	16	184
ING Marsico Growth Portfolio - Service Class	37,177	113,811	36,278	74,347
ING Marsico Growth Portfolio - Service 2 Class	374	2,469	419	2,238
ING MFS Total Return Portfolio - Service Class	31,169	133,776	28,352	149,783
ING MFS Total Return Portfolio - Service 2 Class	1,527	4,747	685	3,468
ING MFS Utilities Portfolio - Service Class	79,470	58,431	31,484	57,777
ING Morgan Stanley Global Franchise Portfolio - Service Class	70,975	84,363	57,414	38,991
ING Morgan Stanley Global Franchise Portfolio - Service 2 Class	1,814	9,806	1,152	6,944
ING Morgan Stanley Global Tactical Asset Allocation Portfolio - Service Class	5,883	69,219	32,673	8,548
ING Oppenheimer Active Allocation Portfolio - Service Class	16,763	23,580	37,604	4,463
ING PIMCO High Yield Portfolio - Service Class	137,739	136,002	161,364	67,143
ING PIMCO Total Return Bond Portfolio - Service Class	800,649	838,354	780,532	765,549
ING PIMCO Total Return Bond Portfolio - Service 2 Class	12,455	16,521	13,948	14,656
ING Pioneer Fund Portfolio - Service Class	4,470	10,897	7,791	8,787
ING Pioneer Mid Cap Value Portfolio - Service Class	12,422	91,718	19,006	96,305
ING Retirement Conservative Portfolio - Adviser Class	202,363	130,998	142,899	107,712
ING Retirement Growth Portfolio - Adviser Class	44,320	460,453	29,935	421,712
ING Retirement Moderate Growth Portfolio - Adviser Class	44,630	344,362	53,836	284,058
ING Retirement Moderate Portfolio - Adviser Class	49,187	204,939	26,984	192,353

| | Year Ended December 31 | | | |
| | 2011 | | 2010 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	$ 150,494	$ 443,194	$ 121,525	$ 286,710
ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	2,164	13,453	2,724	12,038
ING T. Rowe Price Equity Income Portfolio - Service Class	76,892	97,433	54,481	100,091
ING T. Rowe Price Equity Income Portfolio - Service 2 Class	3,053	2,964	1,287	2,621
ING T. Rowe Price International Stock Portfolio - Service Class	7,807	19,085	3,736	31,024
ING Templeton Global Growth Portfolio - Service Class	24,812	63,112	14,563	43,222
ING Templeton Global Growth Portfolio - Service 2 Class	249	792	442	654
ING Mutual Funds:				
ING Diversified International Fund - Class R	1	28	1	39
ING Partners, Inc.:				
ING American Century Small-Mid Cap Value Portfolio - Service Class	288	1,204	751	248
ING Baron Small Cap Growth Portfolio - Service Class	100,461	110,755	49,632	66,326
ING Columbia Small Cap Value II Portfolio - Service Class	1,769	24,046	2,340	36,432
ING Davis New York Venture Portfolio - Service Class	10,115	43,981	25,340	30,528
ING Global Bond Portfolio - Service Class	2,160	2,529	2,044	1,964
ING Invesco Van Kampen Comstock Portfolio - Service Class	29,826	40,388	33,188	30,298
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	37	497	39	531
ING Invesco Van Kampen Equity and Income Portfolio - Service Class	14,842	42,722	21,212	22,182
ING JPMorgan Mid Cap Value Portfolio - Service Class	51,568	47,605	69,864	35,406
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class	23,190	97,738	804	13,669
ING Oppenheimer Global Portfolio - Initial Class	94	1,496	117	1,633
ING Oppenheimer Global Portfolio - Service Class	16,747	12,373	2,797	18,256
ING PIMCO Total Return Portfolio - Service Class	443	1,906	347	2,424
ING Solution 2015 Portfolio - Service Class	762	2,932	650	1,275
ING Solution 2025 Portfolio - Service Class	1,178	2,355	1,110	1,467
ING Solution 2035 Portfolio - Service Class	605	1,284	912	2,098
ING Solution 2045 Portfolio - Service Class	50	121	30	313
ING Solution Income Portfolio - Service Class	294	798	428	944
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	237	2,291	1,223	1,155
ING T. Rowe Price Growth Equity Portfolio - Service Class	34,453	35,144	30,918	33,010
ING Templeton Foreign Equity Portfolio - Service Class	36,340	71,369	78,183	70,995
ING Thornburg Value Portfolio - Initial Class	12	364	23	243
ING Thornburg Value Portfolio - Service Class	115	994	1,175	1,298
ING UBS U.S. Large Cap Equity Portfolio - Service Class	85	945	143	1,121
ING Strategic Allocation Portfolios, Inc.:				
ING Strategic Allocation Conservative Portfolio - Class S	62	201	141	131
ING Strategic Allocation Growth Portfolio - Class S	25	143	22	59
ING Strategic Allocation Moderate Portfolio - Class S	301	74	185	117
ING Variable Funds:				
ING Growth and Income Portfolio - Class A	1,399,713	172,172	-	-
ING Growth and Income Portfolio - Class I	1	36	1	9
ING Growth and Income Portfolio - Class S	360,744	80,644	14,090	71,074

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

| | Year Ended December 31 | | | |
| | 2011 | | 2010 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Variable Insurance Trust:				
ING GET U.S. Core Portfolio - Series 5	$ 285	$ 11,280	$ 281	$ 3,271
ING GET U.S. Core Portfolio - Series 6	301	10,670	270	3,968
ING GET U.S. Core Portfolio - Series 7	202	2,118	193	3,213
ING GET U.S. Core Portfolio - Series 8	51	1,481	108	1,556
ING GET U.S. Core Portfolio - Series 9	68	1,296	95	1,285
ING GET U.S. Core Portfolio - Series 10	64	984	129	1,062
ING GET U.S. Core Portfolio - Series 11	104	901	130	1,112
ING GET U.S. Core Portfolio - Series 12	49	165	62	394
ING GET U.S. Core Portfolio - Series 13	245	3,954	381	3,916
ING GET U.S. Core Portfolio - Series 14	1,158	8,281	1,581	11,915
ING Variable Portfolios, Inc.:				
ING BlackRock Science and Technology Opportunities Portfolio - Class S	52,715	90,841	72,218	68,468
ING Euro STOXX 50 Index Portfolio - Class A	17,583	15,784	8,349	4,205
ING FTSE 100 Index Portfolio - Class A	21,349	20,921	6,745	4,255
ING Hang Seng Index Portfolio - Class S	11,935	36,334	56,600	20,253
ING Index Plus LargeCap Portfolio - Class S	2,382	35,743	3,220	33,573
ING Index Plus MidCap Portfolio - Class S	1,038	23,318	1,234	21,118
ING Index Plus SmallCap Portfolio - Class S	867	16,062	668	14,032
ING International Index Portfolio - Class S	9,121	26,781	35,228	39,528
ING Japan TOPIX Index® Portfolio - Class A	15,063	11,881	10,858	3,373
ING Russell™ Large Cap Growth Index Portfolio - Class S	45,421	45,307	10,081	24,425
ING Russell™ Large Cap Index Portfolio - Class S	44,668	104,085	28,078	71,766
ING Russell™ Large Cap Value Index Portfolio - Class S	20,576	16,361	20,947	8,674
ING Russell™ Mid Cap Growth Index Portfolio - Class S	28,241	75,515	44,965	51,710
ING Russell™ Mid Cap Index Portfolio - Class S	52,495	65,244	57,905	42,548
ING Russell™ Small Cap Index Portfolio - Class S	57,535	86,638	97,799	66,153
ING Small Company Portfolio - Class S	27,289	36,199	63,700	55,373
ING U.S. Bond Index Portfolio - Class S	155,570	97,383	86,597	114,221
ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S	19,354	38,379	26,171	40,211
ING Variable Products Trust:				
ING International Value Portfolio - Class S	263	1,630	574	1,849
ING MidCap Opportunities Portfolio - Class S	92,879	132,041	66,263	51,410
ING SmallCap Opportunities Portfolio - Class S	270	9,836	279	8,995
Invesco Variable Insurance Funds:				
Invesco V.I. Leisure Fund - Series I Shares	101	3,368	144	3,595
Legg Mason Partners Variable Equity Trust:				
Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I	2	8	3	9
Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	3	2	1	8
Legg Mason Partners Variable Income Trust:				
Legg Mason Western Asset Variable High Income Portfolio	6	2	7	17
Oppenheimer Variable Account Funds:				
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class	49	419	128	214

| | Year Ended December 31 | | | |
| | 2011 | | 2010 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
PIMCO Variable Insurance Trust:				
PIMCO Real Return Portfolio - Administrative Class	$ 2,900	$ 3,078	$ 3,265	$ 2,647
Pioneer Variable Contracts Trust:				
Pioneer Equity Income VCT Portfolio - Class II	865	2,369	658	2,343
ProFunds:				
ProFund VP Bull	219	3,148	30	1,939
ProFund VP Europe 30	125	1,692	266	1,485
ProFund VP Rising Rates Opportunity	371	1,584	565	2,147
Wells Fargo Funds Trust:				
Wells Fargo Advantage VT Omega Growth Fund - Class 2	20	181	1,236	65
Wells Fargo Variable Trust:				
Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2	66	239	40	112
Wells Fargo Advantage VT Intrinsic Value Fund - Class 2	4	74	232	81
Wells Fargo Advantage VT Small Cap Growth Fund - Class 2	2	61	1	132
Wells Fargo Advantage VT Total Return Bond Fund	69	307	110	124

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

8. Changes in Units

The changes in units outstanding for the years ended December 31, 2011 and 2010 are shown in the following table.

| | Year Ended December 31 | | | | | |
| | 2011 | | | 2010 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
BlackRock Variable Series Funds, Inc.:						
BlackRock Global Allocation V.I. Fund - Class III	34,124,070	35,162,633	(1,038,563)	53,684,862	43,823,307	9,861,555
Columbia Funds Variable Insurance Trust:						
Columbia Asset Allocation Fund, Variable Series - Class A	4	1,118	(1,114)	1,780	4,414	(2,634)
Columbia Federal Securities Fund, Variable Series - Class A	388	1,921	(1,533)	-	308	(308)
Columbia Large Cap Growth Fund, Variable Series - Class A	-	30,755	(30,755)	3,610	5,478	(1,868)
Columbia Small Cap Value Fund, Variable Series - Class B	660,550	1,573,933	(913,383)	99,816	1,302,578	(1,202,762)
Columbia Small Company Growth Fund, Variable Series - Class A	-	321	(321)	-	712	(712)
Columbia Funds Variable Series Trust II:						
Columbia VP Large Cap Growth Fund - Class 1	56,308	14,839	41,469	-	-	-
Columbia VP Short Duration US Government Fund - Class 1	2,306	1,907	399	-	-	-
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Service Class 2	1,185,076	3,260,043	(2,074,967)	567,631	2,939,961	(2,372,330)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Service Class 2	2,033,498	9,345,908	(7,312,410)	1,463,843	10,181,247	(8,717,404)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value Securities Fund - Class 2	21,094	123,046	(101,952)	63,457	115,023	(51,566)
ING Balanced Portfolio, Inc.:						
ING Balanced Portfolio - Class S	57,999	160,824	(102,825)	49,514	141,262	(91,748)
ING Intermediate Bond Portfolio:						
ING Intermediate Bond Portfolio - Class S	34,427,145	42,580,885	(8,153,740)	31,368,881	38,199,740	(6,830,859)
ING Investors Trust:						
ING American Funds Asset Allocation Portfolio	4,727,342	5,588,550	(861,208)	7,465,694	5,907,790	1,557,904
ING American Funds Bond Portfolio	12,484,675	17,829,707	(5,345,032)	21,499,629	21,999,230	(499,601)
ING American Funds Global Growth and Income Portfolio	1,100,518	366,357	734,161	-	-	-
ING American Funds Growth Portfolio	13,444,808	35,072,503	(21,627,695)	22,064,340	32,119,782	(10,055,442)

	Year Ended December 31					
	2011			**2010**		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING American Funds Growth-Income Portfolio	472,610	118,186,176	(117,713,566)	10,476,157	20,310,133	(9,833,976)
ING American Funds International Growth and Income Portfolio	732,161	221,147	511,014	-	-	-
ING American Funds International Portfolio	5,614,495	16,690,020	(11,075,525)	12,780,203	18,282,129	(5,501,926)
ING American Funds World Allocation Portfolio - Service Class	7,773,280	6,387,255	1,386,025	7,842,040	2,761,948	5,080,092
ING Artio Foreign Portfolio - Service Class	3,940,000	9,375,319	(5,435,319)	4,194,759	10,673,590	(6,478,831)
ING Artio Foreign Portfolio - Service 2 Class	118,038	441,972	(323,934)	116,905	358,970	(242,065)
ING BlackRock Health Sciences Opportunities Portfolio - Service Class	7,460,244	7,163,736	296,508	3,551,121	5,499,236	(1,948,115)
ING BlackRock Inflation Protected Bond Portfolio - Service Class	34,212,058	15,682,140	18,529,918	26,104,680	17,906,824	8,197,856
ING BlackRock Large Cap Growth Portfolio - Institutional Class	-	1,856	(1,856)	-	1,634	(1,634)
ING BlackRock Large Cap Growth Portfolio - Service Class	8,009,399	6,981,483	1,027,916	4,819,818	6,034,708	(1,214,890)
ING BlackRock Large Cap Value Portfolio - Service Class	45	2,249,980	(2,249,935)	59,362	341,909	(282,547)
ING BlackRock Large Cap Value Portfolio - Service 2 Class	-	174,126	(174,126)	1,261	24,808	(23,547)
ING Clarion Global Real Estate Portfolio - Service Class	696,927	2,498,930	(1,802,003)	550,781	2,769,867	(2,219,086)
ING Clarion Global Real Estate Portfolio - Service 2 Class	2,335	31,785	(29,450)	4,677	37,635	(32,958)
ING Clarion Real Estate Portfolio - Service Class	632,166	1,622,083	(989,917)	128,120	1,513,887	(1,385,767)
ING Clarion Real Estate Portfolio - Service 2 Class	9,601	122,194	(112,593)	5,596	140,650	(135,054)
ING Core Growth and Income Portfolio - Service Class	3,252,530	38,182,188	(34,929,658)	808,750	6,836,086	(6,027,336)
ING Core Growth and Income Portfolio - Service 2 Class	47,715	1,379,676	(1,331,961)	17,487	126,796	(109,309)
ING DFA World Equity Portfolio - Service Class	4,547,336	10,021,213	(5,473,877)	9,644,054	5,788,587	3,855,467
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	6,787,931	16,476,640	(9,688,709)	9,134,959	14,298,104	(5,163,145)
ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class	76,359	242,344	(165,985)	75,879	250,592	(174,713)
ING Franklin Income Portfolio - Service Class	12,519,380	12,159,848	359,532	11,372,900	14,115,116	(2,742,216)
ING Franklin Income Portfolio - Service 2 Class	244,296	246,338	(2,042)	284,891	261,085	23,806
ING Franklin Mutual Shares Portfolio - Service Class	2,583,825	4,405,289	(1,821,464)	4,237,549	4,737,191	(499,642)
ING Franklin Templeton Founding Strategy Portfolio - Service Class	5,549,303	15,763,799	(10,214,496)	6,089,821	14,182,181	(8,092,360)

Year Ended December 31

	2011			2010		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING Global Resources Portfolio - Adviser Class	16,351,503	6,388,268	9,963,235	-	-	-
ING Global Resources Portfolio - Service Class	1,392,195	4,061,767	(2,669,572)	493,922	5,150,411	(4,656,489)
ING Global Resources Portfolio - Service 2 Class	11,957	113,850	(101,893)	8,360	139,830	(131,470)
ING Invesco Van Kampen Growth and Income Portfolio - Service Class	2,963,555	5,343,808	(2,380,253)	2,013,383	4,731,661	(2,718,278)
ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class	262,920	684,494	(421,574)	96,883	385,212	(288,329)
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	6,217,031	8,018,719	(1,801,688)	1,060,173	7,800,475	(6,740,302)
ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	14,127	125,729	(111,602)	6,390	126,440	(120,050)
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	7,505,923	9,179,828	(1,673,905)	9,990,759	5,721,820	4,268,939
ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	17,700	332,843	(315,143)	11,074	249,315	(238,241)
ING Large Cap Growth Portfolio - Service Class	13,298,580	6,315,795	6,982,785	6,638,791	5,384,089	1,254,702
ING Large Cap Growth Portfolio - Service 2 Class	2	7,854	(7,852)	423	7,635	(7,212)
ING Large Cap Value Portfolio - Service Class	8,875,823	2,412,936	6,462,887	-	-	-
ING Limited Maturity Bond Portfolio - Service Class	3,363,708	4,215,004	(851,296)	157,542	1,085,915	(928,373)
ING Liquid Assets Portfolio - Service Class	106,924,585	110,207,357	(3,282,772)	66,660,459	93,629,206	(26,968,747)
ING Liquid Assets Portfolio - Service 2 Class	2,501,772	2,833,831	(332,059)	1,220,557	2,075,278	(854,721)
ING Lord Abbett Growth and Income Portfolio - Service Class	5,020	4,937,854	(4,932,834)	102,091	975,275	(873,184)
ING Lord Abbett Growth and Income Portfolio - Service 2 Class	1	168,767	(168,766)	1,035	13,498	(12,463)
ING Marsico Growth Portfolio - Service Class	6,732,807	11,065,297	(4,332,490)	5,236,359	7,672,902	(2,436,543)
ING Marsico Growth Portfolio - Service 2 Class	78,501	201,745	(123,244)	60,251	185,209	(124,958)
ING MFS Total Return Portfolio - Service Class	5,316,698	9,655,946	(4,339,248)	3,515,688	8,314,583	(4,798,895)
ING MFS Total Return Portfolio - Service 2 Class	92,292	357,617	(265,325)	62,024	257,951	(195,927)
ING MFS Utilities Portfolio - Service Class	8,616,871	7,866,999	749,872	5,251,264	7,270,739	(2,019,475)
ING Morgan Stanley Global Franchise Portfolio - Service Class	7,227,628	8,108,666	(881,038)	6,130,806	4,848,116	1,282,690
ING Morgan Stanley Global Franchise Portfolio - Service 2 Class	84,986	540,415	(455,429)	148,253	460,238	(311,985)
ING Morgan Stanley Global Tactical Asset Allocation Portfolio - Service Class	107,477	6,602,966	(6,495,489)	4,208,845	1,991,400	2,217,445
ING Oppenheimer Active Allocation Portfolio - Service Class	1,891,811	2,399,221	(507,410)	3,681,411	858,634	2,822,777
ING PIMCO High Yield Portfolio - Service Class	19,435,436	21,207,620	(1,772,184)	13,844,182	9,021,750	4,822,432

Year Ended December 31

	2011			2010		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING PIMCO Total Return Bond Portfolio - Service Class	69,844,353	81,688,089	(11,843,736)	71,688,144	81,816,807	(10,128,663)
ING PIMCO Total Return Bond Portfolio - Service 2 Class	846,948	1,423,623	(576,675)	977,870	1,321,593	(343,723)
ING Pioneer Fund Portfolio - Service Class	1,028,461	1,576,598	(548,137)	1,085,630	1,189,840	(104,210)
ING Pioneer Mid Cap Value Portfolio - Service Class	4,357,601	11,024,593	(6,666,992)	4,665,841	11,639,451	(6,973,610)
ING Retirement Conservative Portfolio - Adviser Class	32,251,365	24,732,660	7,518,705	27,610,889	22,349,950	5,260,939
ING Retirement Growth Portfolio - Adviser Class	17,148,549	53,786,812	(36,638,263)	23,269,699	58,460,607	(35,190,908)
ING Retirement Moderate Growth Portfolio - Adviser Class	15,767,610	42,328,101	(26,560,491)	22,502,254	42,025,734	(19,523,480)
ING Retirement Moderate Portfolio - Adviser Class	15,738,761	29,715,320	(13,976,559)	18,133,081	32,507,301	(14,374,220)
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	12,261,275	21,187,562	(8,926,287)	12,323,781	14,870,617	(2,546,836)
ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	128,637	783,171	(654,534)	196,903	813,416	(616,513)
ING T. Rowe Price Equity Income Portfolio - Service Class	6,990,667	7,645,411	(654,744)	4,938,287	6,778,123	(1,839,836)
ING T. Rowe Price Equity Income Portfolio - Service 2 Class	243,097	235,821	7,276	104,057	210,976	(106,919)
ING T. Rowe Price International Stock Portfolio - Service Class	1,529,730	2,603,630	(1,073,900)	416,206	2,709,114	(2,292,908)
ING Templeton Global Growth Portfolio - Service Class	2,825,113	4,803,716	(1,978,603)	1,880,781	3,378,206	(1,497,425)
ING Templeton Global Growth Portfolio - Service 2 Class	14,000	48,355	(34,355)	30,001	43,835	(13,834)
ING Mutual Funds:						
ING Diversified International Fund - Class R	54	2,730	(2,676)	14	4,901	(4,887)
ING Partners, Inc.:						
ING American Century Small-Mid Cap Value Portfolio - Service Class	19,787	70,217	(50,430)	57,468	27,691	29,777
ING Baron Small Cap Growth Portfolio - Service Class	13,603,676	14,217,136	(613,460)	9,433,566	10,720,700	(1,287,134)
ING Columbia Small Cap Value II Portfolio - Service Class	718,373	2,786,396	(2,068,023)	402,181	4,285,125	(3,882,944)
ING Davis New York Venture Portfolio - Service Class	3,214,212	6,594,512	(3,380,300)	6,334,472	6,561,776	(227,304)
ING Global Bond Portfolio - Service Class	147,407	216,481	(69,074)	192,428	203,127	(10,699)
ING Invesco Van Kampen Comstock Portfolio - Service Class	4,192,162	4,939,156	(746,994)	4,203,283	3,960,661	242,622
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	16	37,071	(37,055)	22,344	64,536	(42,192)

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Year Ended December 31

	2011			2010		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Partners, Inc. (continued):						
ING Invesco Van Kampen Equity and Income Portfolio - Service Class	2,675,941	4,972,616	(2,296,675)	3,217,573	3,286,351	(68,778)
ING JPMorgan Mid Cap Value Portfolio - Service Class	6,935,908	6,366,531	569,377	8,736,398	5,408,288	3,328,110
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class	13,977	7,806,882	(7,792,905)	187,295	1,218,110	(1,030,815)
ING Oppenheimer Global Portfolio - Initial Class	42,390	145,022	(102,632)	65,989	192,519	(126,530)
ING Oppenheimer Global Portfolio - Service Class	2,106,009	1,715,139	390,870	350,782	1,579,746	(1,228,964)
ING PIMCO Total Return Portfolio - Service Class	1,442	127,404	(125,962)	9,929	172,173	(162,244)
ING Solution 2015 Portfolio - Service Class	27,294	240,734	(213,440)	31,634	108,186	(76,552)
ING Solution 2025 Portfolio - Service Class	54,371	173,197	(118,826)	88,553	130,671	(42,118)
ING Solution 2035 Portfolio - Service Class	46,105	114,579	(68,474)	23,942	138,705	(114,763)
ING Solution 2045 Portfolio - Service Class	3,697	9,117	(5,420)	2,143	28,007	(25,864)
ING Solution Income Portfolio - Service Class	11,184	69,718	(58,534)	22,496	83,181	(60,685)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	20,414	137,627	(117,213)	104,694	91,136	13,558
ING T. Rowe Price Growth Equity Portfolio - Service Class	6,522,538	6,462,520	60,018	6,255,256	6,575,965	(320,709)
ING Templeton Foreign Equity Portfolio - Service Class	6,049,172	9,940,714	(3,891,542)	11,508,109	11,199,089	309,020
ING Thornburg Value Portfolio - Initial Class	36,128	69,626	(33,498)	44,699	69,072	(24,373)
ING Thornburg Value Portfolio - Service Class	60,091	130,727	(70,636)	102,632	130,163	(27,531)
ING UBS U.S. Large Cap Equity Portfolio - Service Class	44,737	116,115	(71,378)	349,179	440,828	(91,649)
ING Strategic Allocation Portfolios, Inc.:						
ING Strategic Allocation Conservative Portfolio - Class S	831	12,688	(11,857)	7,416	9,775	(2,359)
ING Strategic Allocation Growth Portfolio - Class S	796	8,504	(7,708)	308	3,843	(3,535)
ING Strategic Allocation Moderate Portfolio - Class S	18,942	4,593	14,349	57,952	54,750	3,202
ING Variable Funds:						
ING Growth and Income Portfolio - Class A	143,913,488	20,386,939	123,526,549	-	-	-
ING Growth and Income Portfolio - Class I	-	3,967	(3,967)		978	(978)
ING Growth and Income Portfolio - Class S	44,058,797	10,507,034	33,551,763	4,813,758	11,480,592	(6,666,834)

Year Ended December 31

	2011			2010		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Insurance Trust:						
ING GET U.S. Core Portfolio - Series 5	584,137	1,673,823	(1,089,686)	210,939	499,238	(288,299)
ING GET U.S. Core Portfolio - Series 6	362,936	1,406,724	(1,043,788)	279,301	647,116	(367,815)
ING GET U.S. Core Portfolio - Series 7	260,735	453,441	(192,706)	281,862	583,817	(301,955)
ING GET U.S. Core Portfolio - Series 8	24,402	162,774	(138,372)	109,943	254,160	(144,217)
ING GET U.S. Core Portfolio - Series 9	19,177	137,833	(118,656)	66,068	183,048	(116,980)
ING GET U.S. Core Portfolio - Series 10	141,447	237,329	(95,882)	34,851	128,563	(93,712)
ING GET U.S. Core Portfolio - Series 11	390,773	471,493	(80,720)	78,324	175,654	(97,330)
ING GET U.S. Core Portfolio - Series 12	79,201	93,701	(14,500)	30,643	64,733	(34,090)
ING GET U.S. Core Portfolio - Series 13	45,012	401,043	(356,031)	71,078	422,812	(351,734)
ING GET U.S. Core Portfolio - Series 14	207,446	915,956	(708,510)	293,231	1,365,264	(1,072,033)
ING Variable Portfolios, Inc.:						
ING BlackRock Science and Technology Opportunities Portfolio - Class S	9,826,536	13,226,849	(3,400,313)	12,679,644	12,310,839	368,805
ING Euro STOXX 50 Index Portfolio - Class A	2,173,418	2,299,813	(126,395)	1,030,159	551,184	478,975
ING FTSE 100 Index Portfolio - Class A	1,988,665	2,093,981	(105,316)	714,616	460,614	254,002
ING Hang Seng Index Portfolio - Class S	1,706,482	3,668,047	(1,961,565)	6,153,732	3,386,530	2,767,202
ING Index Plus LargeCap Portfolio - Class S	997,237	4,341,938	(3,344,701)	2,235,336	5,660,031	(3,424,695)
ING Index Plus MidCap Portfolio - Class S	672,087	2,186,473	(1,514,386)	512,867	2,091,172	(1,578,305)
ING Index Plus SmallCap Portfolio - Class S	565,383	1,668,184	(1,102,801)	327,316	1,406,173	(1,078,857)
ING International Index Portfolio - Class S	1,882,474	4,234,491	(2,352,017)	6,156,045	7,206,256	(1,050,211)
ING Japan TOPIX Index® Portfolio - Class A	1,780,192	1,524,553	255,639	1,372,471	635,799	736,672
ING Russell™ Large Cap Growth Index Portfolio - Class S	4,470,554	4,444,078	26,476	1,413,451	2,435,885	(1,022,434)
ING Russell™ Large Cap Index Portfolio - Class S	8,477,808	15,187,233	(6,709,425)	5,622,005	11,652,340	(6,030,335)
ING Russell™ Large Cap Value Index Portfolio - Class S	2,114,023	1,807,972	306,051	1,788,521	1,129,693	658,828
ING Russell™ Mid Cap Growth Index Portfolio - Class S	3,801,203	6,608,994	(2,807,791)	4,844,780	5,422,222	(577,442)
ING Russell™ Mid Cap Index Portfolio - Class S	7,573,006	8,930,677	(1,357,671)	9,433,486	7,850,011	1,583,475
ING Russell™ Small Cap Index Portfolio - Class S	9,161,403	11,915,474	(2,754,071)	14,347,490	11,359,963	2,987,527
ING Small Company Portfolio - Class S	4,018,875	4,729,901	(711,026)	8,963,102	7,999,475	963,627
ING U.S. Bond Index Portfolio - Class S	18,810,676	14,212,030	4,598,646	12,330,745	15,013,483	(2,682,738)
ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S	3,435,107	6,123,066	(2,687,959)	5,180,598	7,718,793	(2,538,195)

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Year Ended December 31					
	2011			**2010**		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Products Trust:						
ING International Value Portfolio - Class S	10,468	111,649	(101,181)	36,456	129,582	(93,126)
ING MidCap Opportunities Portfolio - Class S	14,534,969	17,826,042	(3,291,073)	11,818,142	10,176,841	1,641,301
ING SmallCap Opportunities Portfolio - Class S	970,229	1,887,369	(917,140)	282,197	1,280,291	(998,094)
Invesco Variable Insurance Funds:						
Invesco V.I. Leisure Fund - Series I Shares	202,162	454,602	(252,440)	42,303	342,828	(300,525)
Legg Mason Partners Variable Equity Trust:						
Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I	-	788	(788)	144	1,075	(931)
Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	-	118	(118)	-	605	(605)
Legg Mason Partners Variable Income Trust:						
Legg Mason Western Asset Variable High Income Portfolio	3	89	(86)	9	840	(831)
Oppenheimer Variable Account Funds:						
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class	2,451	21,642	(19,191)	7,973	12,794	(4,821)
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	221,528	276,792	(55,264)	302,055	266,038	36,017
Pioneer Variable Contracts Trust:						
Pioneer Equity Income VCT Portfolio - Class II	51,358	159,150	(107,792)	44,318	187,657	(143,339)
ProFunds:						
ProFund VP Bull	3,519,900	3,863,881	(343,981)	86,315	307,498	(221,183)
ProFund VP Europe 30	334,564	496,622	(162,058)	52,539	190,216	(137,677)
ProFund VP Rising Rates Opportunity	2,543,426	2,781,811	(238,385)	263,707	521,193	(257,486)
Wells Fargo Funds Trust:						
Wells Fargo Advantage VT Omega Growth Fund - Class 2	774	12,557	(11,783)	176,296	58,064	118,232
Wells Fargo Variable Trust:						
Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2	384	16,546	(16,162)	990	7,862	(6,872)
Wells Fargo Advantage VT Intrinsic Value Fund - Class 2	27	4,930	(4,903)	61,011	44,273	16,738
Wells Fargo Advantage VT Small Cap Growth Fund - Class 2	154	2,935	(2,781)	647	8,571	(7,924)
Wells Fargo Advantage VT Total Return Bond Fund	431	22,167	(21,736)	3,485	8,273	(4,788)

9.   Unit Summary

A summary of units outstanding as of December 31, 2011 follows:

Division/Contract	Units	Unit Value	Extended Value
BlackRock Global Allocation V.I. Fund - Class III			
Contracts in accumulation period:			
Band 2	26,915.220	$ 9.95	$ 267,806
Band 4	133,680.441	9.86	1,318,089
Band 5	51,351.271	9.84	505,297
Band 6	14,658,435.824	9.80	143,652,671
Band 7	2,844,718.991	9.78	27,821,352
Band 8	6,268,257.419	9.74	61,052,827
Band 9	419,830.881	9.73	4,084,954
Band 10	33,149,679.868	9.71	321,883,392
Band 11	3,693,381.030	9.69	35,788,862
Band 12	1,024,482.487	9.67	9,906,746
Band 13	5,320,211.896	9.65	51,340,045
Band 14	5,572,138.570	9.61	53,548,252
Band 15	9,163,770.191	9.60	87,972,194
Band 16	399,536.163	9.56	3,819,566
Band 17	6,402,153.461	9.54	61,076,544
Band 18	16,548.761	9.52	157,544
Band 19	188,180.117	9.49	1,785,829
Band 20	2,768,651.485	9.63	26,662,114
Band 21	344,106.143	9.58	3,296,537
Band 26	280,582.163	9.97	2,797,404
Band 27	95,710.027	9.85	942,744
Band 28	34,957.368	9.80	342,582
Band 29	29,248.097	9.78	286,046
Band 30	11,980.663	9.67	115,853
Band 31	12,176.183	9.61	117,013
Band 38	391,679.269	9.95	3,897,209
Band 41	7,181.158	9.67	69,442
Band 42	4,392.542	9.60	42,168
Band 43	155,940.128	9.54	1,487,669
Band 46	11,722,957.212	9.51	111,485,323
Band 47	1,064,825.589	9.45	10,062,602
Band 50	11,077.282	9.65	106,896
Band 51	1,150.765	9.54	10,978
Band 52	2,289.032	9.78	22,387
Band 55	23,398.437	9.75	228,135
Band 56	5,394,599.176	9.89	53,352,586
Band 57	44,687.451	9.69	433,021
Band 58	10,254.530	9.60	98,443
Band 59	27,410.601	9.49	260,127
Band 60	1,939.467	9.73	18,871
Band 64	11,891.538	9.58	113,921
	111,786,358.897		$ 1,082,232,041

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Columbia Asset Allocation Fund, Variable Series - Class A			
Contracts in accumulation period:			
Band 6	597.474	$ 15.31	$ 9,147
Band 7	11,627.910	15.25	177,326
Band 8	3,320.226	15.11	50,169
Band 9	1,339.036	15.04	20,139
Band 11	823.588	14.91	$ 12,280
Band 13	693.934	14.78	10,256
	18,402.168		$ 279,317
Columbia Small Cap Value Fund, Variable Series - Class B			
Contracts in accumulation period:			
Band 2	1,409.858	$ 13.30	$ 18,751
Band 4	7,318.791	20.09	147,035
Band 5	2,281.297	20.00	45,626
Band 6	975,035.391	19.83	19,334,952
Band 7	662,341.418	19.74	13,074,620
Band 8	339,946.218	19.57	6,652,747
Band 9	24,588.809	19.48	478,990
Band 10	784,808.597	19.40	15,225,287
Band 11	292,376.745	19.31	5,645,795
Band 12	108,654.306	19.23	2,089,422
Band 13	339,272.494	19.14	6,493,676
Band 14	1,102,413.714	18.98	20,923,812
Band 15	337,455.850	18.89	6,374,541
Band 16	35,959.398	18.73	673,520
Band 17	767,348.070	18.64	14,303,368
Band 18	9,432.053	18.56	175,059
Band 19	49,705.352	18.40	914,578
Band 20	672,440.847	19.06	12,816,723
Band 21	48,116.657	18.81	905,074
Band 26	19,244.184	13.34	256,717
Band 27	4,051.779	13.08	52,997
Band 28	2,630.765	12.94	34,042
Band 30	1,674.294	12.64	21,163
Band 41	1,094.211	12.65	13,842
Band 42	991.350	12.47	12,362
Band 43	4,490.236	12.35	55,454
Band 46	470,942.105	11.51	5,420,544
Band 47	28,540.103	11.38	324,786
	7,094,564.892		$ 132,485,483
Columbia Small Company Growth Fund, Variable Series - Class A			
Contracts in accumulation period:			
Band 8	654.910	$ 17.39	$ 11,389

Division/Contract	Units	Unit Value	Extended Value
Columbia VP Large Cap Growth Fund - Class 1			
Contracts in accumulation period:			
Band 6	1,603.391	$ 6.55	$ 10,502
Band 7	28,839.564	6.54	188,611
Band 9	1,112.216	6.54	7,274
Band 11	1,355.343	6.53	8,850
Band 13	5,616.162	6.53	36,674
Band 14	2,942.805	6.52	19,187
	41,469.481		$ 271,098
Columbia VP Short Duration US Government Fund - Class 1			
Contracts in accumulation period:			
Band 13	399.156	$ 10.30	$ 4,111
Fidelity® VIP Equity-Income Portfolio - Service Class 2			
Contracts in accumulation period:			
Band 2	1,690.985	$ 11.47	$ 19,396
Band 3	333.535	11.05	3,686
Band 4	100,917.636	11.17	1,127,250
Band 5	52,039.794	11.11	578,162
Band 6	2,007,400.045	11.00	22,081,400
Band 7	1,234,842.892	10.94	13,509,181
Band 8	724,710.897	10.82	7,841,372
Band 9	281,383.967	10.77	3,030,505
Band 10	1,456,083.433	10.71	15,594,654
Band 11	431,834.482	10.65	4,599,037
Band 12	358,968.486	10.59	3,801,476
Band 13	807,233.282	10.54	8,508,239
Band 14	1,720,040.511	10.43	17,940,023
Band 15	715,473.120	10.37	7,419,456
Band 16	92,328.532	10.26	947,291
Band 17	1,165,403.284	10.21	11,898,768
Band 18	15,488.083	10.15	157,204
Band 19	74,449.306	10.04	747,471
Band 20	1,003,077.277	10.48	10,512,250
Band 21	189,078.852	10.32	1,951,294
Band 25	7,225.501	11.59	83,744
Band 26	285,226.735	11.53	3,288,664
Band 27	145,013.579	11.17	1,619,802
Band 28	39,282.614	10.99	431,716
Band 29	65,038.318	10.94	711,519
Band 30	15,002.816	10.59	158,880
Band 31	4,003.087	10.42	41,712
Band 34	94.325	9.74	919
Band 35	136,056.394	11.78	1,602,744
Band 36	15,740.107	11.53	181,483
Band 37	30,923.562	11.35	350,982
Band 38	538,766.692	13.27	7,149,434
Band 39	91,515.321	13.04	1,193,360
Band 40	43,566.720	12.88	561,139

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Equity-Income Portfolio - Service Class 2 (continued)			
Band 41	8,614.589	$ 11.95	$ 102,944
Band 42	6,240.280	11.75	73,323
Band 43	30,867.614	11.60	358,064
Band 46	595,531.511	9.59	5,711,147
Band 47	117,867.008	9.48	1,117,379
Band 51	675.901	9.06	6,124
Band 55	970.581	9.34	9,065
Band 56	16,103.238	8.73	140,581
	14,627,104.892		$ 157,162,840
Fidelity® VIP Contrafund® Portfolio - Service Class 2			
Contracts in accumulation period:			
Band 2	13,110.474	$ 13.03	$ 170,829
Band 4	297,797.747	15.43	4,595,019
Band 5	68,535.792	15.30	1,048,598
Band 6	8,153,827.182	12.69	103,472,067
Band 7	1,150,042.642	15.06	17,319,642
Band 8	4,181,516.829	12.56	52,519,851
Band 9	587,694.561	14.82	8,709,633
Band 10	9,998,484.954	12.93	129,280,410
Band 11	1,081,665.142	12.43	13,445,098
Band 12	235,957.260	12.39	2,923,510
Band 13	2,201,225.059	14.51	31,939,776
Band 14	3,520,960.538	12.26	43,166,976
Band 15	3,523,958.974	14.28	50,322,134
Band 16	364,963.602	12.14	4,430,658
Band 17	3,184,757.120	12.10	38,535,561
Band 18	8,751.461	12.05	105,455
Band 19	57,515.109	12.33	709,161
Band 20	1,084,440.605	12.73	13,804,929
Band 21	400,976.596	12.58	5,044,286
Band 26	619,146.060	15.88	9,832,039
Band 27	248,985.428	15.38	3,829,396
Band 28	98,825.668	15.14	1,496,221
Band 29	164,977.506	15.06	2,484,561
Band 30	12,065.833	14.58	175,920
Band 31	8,741.151	14.35	125,436
Band 35	378,987.924	16.22	6,147,184
Band 36	99,326.492	15.88	1,577,305
Band 37	63,841.354	15.63	997,840
Band 38	2,348,848.778	16.61	39,014,378
Band 39	638,204.933	16.33	10,421,887
Band 40	225,420.599	16.12	3,633,780
Band 41	96,937.861	14.80	1,434,680
Band 42	21,541.880	14.55	313,434
Band 43	121,525.298	14.36	1,745,103
Band 44	861.147	12.46	10,730
Band 45	7,619.467	12.22	93,110
Band 46	3,779,440.215	12.01	45,391,077

Division/Contract	Units	Unit Value		Extended Value	
Fidelity® VIP Contrafund® Portfolio - Service Class 2 (continued)					
Band 47	435,656.623	$	11.89	$	5,179,957
Band 50	28,656.911		10.37		297,172
Band 51	890.782		10.20		9,086
Band 52	5,176.775		10.58		54,770
Band 53	740.396		10.43		7,722
Band 54	2,465.269		10.26		25,294
Band 55	5,981.563		10.52		62,926
Band 56	785,214.329		8.85		6,949,147
Band 57	7,637.106		8.66		66,137
Band 59	1,465.336		8.47		12,411
Band 60	4,717.625		8.69		40,996
	50,330,081.956			$	662,973,292
Franklin Small Cap Value Securities Fund - Class 2					
Contracts in accumulation period:					
Band 35	33,464.160	$	18.21	$	609,382
Band 36	14,330.430		17.85		255,798
Band 37	6,072.699		17.58		106,758
Band 38	359,396.107		18.46		6,634,452
Band 39	214,680.249		18.15		3,896,447
Band 40	17,718.898		17.92		317,523
	645,662.543			$	11,820,360
ING Balanced Portfolio - Class S					
Contracts in accumulation period:					
Band 4	4,025.208	$	9.91	$	39,890
Band 7	2,944.858		9.80		28,860
Band 9	47,541.599		9.71		461,629
Band 10	5,501.614		9.68		53,256
Band 13	1,938.522		9.60		18,610
Band 15	11,155.181		9.52		106,197
Band 21	12,672.160		9.49		120,259
Band 26	51,346.286		10.08		517,571
Band 27	10,503.054		9.91		104,085
Band 28	13,164.206		9.82		129,273
Band 29	159.307		9.80		1,561
Band 35	38,522.858		13.35		514,280
Band 36	1,917.589		13.12		25,159
Band 37	12,508.887		12.95		161,990
Band 38	183,543.381		12.75		2,340,178
Band 39	42,276.082		12.54		530,142
Band 40	17,665.726		12.38		218,702
Band 41	1,105.271		9.63		10,644
Band 42	635.915		9.52		6,054
Band 43	377.417		9.44		3,563
	459,505.121			$	5,391,903

Division/Contract	Units	Unit Value	Extended Value
ING Intermediate Bond Portfolio - Class S			
Contracts in accumulation period:			
Band 1	4,797.779	$ 14.87	$ 71,343
Band 2	25,244.406	14.58	368,063
Band 3	292.262	14.09	4,118
Band 4	339,797.635	14.23	4,835,320
Band 5	31,511.826	14.16	446,207
Band 6	13,585,162.560	14.03	190,599,831
Band 7	2,424,393.095	13.96	33,844,528
Band 8	6,827,350.470	13.82	94,353,983
Band 9	1,003,082.536	13.75	13,792,385
Band 10	17,762,928.854	13.69	243,174,496
Band 11	2,369,810.307	13.62	32,276,816
Band 12	472,680.322	13.55	6,404,818
Band 13	5,423,976.791	13.49	73,169,447
Band 14	6,485,137.309	13.35	86,576,583
Band 15	5,863,795.993	13.29	77,929,849
Band 16	780,623.913	13.16	10,273,011
Band 17	5,180,415.290	13.09	67,811,636
Band 18	39,419.231	13.03	513,633
Band 19	109,954.627	12.90	1,418,415
Band 20	1,806,468.688	13.42	24,242,810
Band 21	323,987.170	13.22	4,283,110
Band 25	15,999.423	14.73	235,672
Band 26	2,709,063.958	12.54	33,971,662
Band 27	1,275,865.897	12.28	15,667,633
Band 28	703,287.660	12.16	8,551,978
Band 29	39,890.043	12.12	483,467
Band 30	11,067.749	11.87	131,374
Band 31	1,591.610	11.75	18,701
Band 35	331,650.799	14.94	4,954,863
Band 36	85,900.375	14.66	1,259,299
Band 37	17,788.400	14.44	256,864
Band 38	4,343,511.756	13.48	58,550,538
Band 39	974,330.177	13.25	12,909,875
Band 40	333,677.160	13.09	4,367,834
Band 41	25,515.172	11.88	303,120
Band 42	28,944.758	11.72	339,233
Band 43	217,826.844	11.60	2,526,791
Band 45	137.059	11.20	1,535
Band 46	6,407,892.042	11.54	73,947,074
Band 47	831,004.382	11.41	9,481,760
Band 49	163,842.208	11.24	1,841,586
Band 50	27,474.218	11.99	329,416
Band 51	21,539.393	11.79	253,949
Band 52	4,170.911	12.23	51,010
Band 53	3,256.975	12.06	39,279
Band 54	10,960.573	11.86	129,992
Band 55	33,432.505	12.16	406,539

Division/Contract	Units	Unit Value	Extended Value
ING Intermediate Bond Portfolio - Class S (continued)			
Band 56	1,486,253.632	$ 11.27	$ 16,750,078
Band 57	46,449.849	11.03	512,342
Band 58	959.298	10.92	10,476
Band 59	2,527.969	10.79	27,277
Band 60	878.051	11.07	9,720
Band 64	9,839.182	11.18	110,002
	91,027,361.092		$ 1,214,821,341
ING American Funds Asset Allocation Portfolio			
Contracts in accumulation period:			
Band 2	8,002.321	$ 9.75	$ 78,023
Band 4	51,737.056	9.66	499,780
Band 5	3,116.799	9.64	30,046
Band 6	6,393,737.906	9.60	61,379,884
Band 7	716,268.314	9.59	6,869,013
Band 8	1,943,499.197	9.55	18,560,417
Band 9	90,588.787	9.53	863,311
Band 10	10,629,129.159	9.51	101,083,018
Band 11	1,943,511.992	9.50	18,463,364
Band 12	122,886.322	9.48	1,164,962
Band 13	1,431,116.304	9.46	13,538,360
Band 14	1,117,475.085	9.43	10,537,790
Band 15	3,997,414.162	9.41	37,615,667
Band 16	193,708.370	9.37	1,815,047
Band 17	1,277,412.230	9.35	11,943,804
Band 18	9,965.380	9.34	93,077
Band 19	4,640.932	9.30	43,161
Band 20	754,507.078	9.44	7,122,547
Band 21	146,430.145	9.39	1,374,979
Band 26	48,126.099	9.76	469,711
Band 27	62,525.530	9.66	603,997
Band 28	35,873.135	9.60	344,382
Band 29	868.410	9.58	8,319
Band 38	57,782.498	9.75	563,379
Band 41	580.999	9.48	5,508
Band 42	15,556.700	9.41	146,389
Band 43	44,563.060	9.36	417,110
Band 46	2,052,740.985	9.32	19,131,546
Band 47	176,299.123	9.27	1,634,293
Band 50	5,589.073	9.46	52,873
Band 55	958.842	9.55	9,157
Band 56	2,456,202.899	9.69	23,800,606
Band 57	45,747.828	9.50	434,604
Band 59	12,597.978	9.30	117,161
Band 60	17,316.489	9.53	165,026
	35,868,477.187		$ 340,980,311

Division/Contract	Units	Unit Value	Extended Value
ING American Funds Bond Portfolio			
Contracts in accumulation period:			
Band 2	29,397.423	$ 11.02	$ 323,960
Band 4	90,478.628	10.73	970,836
Band 5	25,350.528	10.90	276,321
Band 6	7,494,145.595	10.67	79,962,533
Band 7	1,124,833.308	10.65	11,979,475
Band 8	2,887,042.615	10.60	30,602,652
Band 9	209,126.057	10.58	2,212,554
Band 10	9,839,246.420	10.56	103,902,442
Band 11	1,666,880.640	10.54	17,568,922
Band 12	242,027.328	10.52	2,546,127
Band 13	2,378,960.774	10.50	24,979,088
Band 14	2,082,800.607	10.46	21,786,094
Band 15	4,152,296.908	10.43	43,308,457
Band 16	215,493.526	10.39	2,238,978
Band 17	2,411,571.020	10.37	25,007,991
Band 18	2,665.275	10.35	27,586
Band 19	37,549.484	10.31	387,135
Band 20	1,111,846.722	10.48	11,652,154
Band 21	54,935.518	10.41	571,879
Band 26	180,493.156	11.04	1,992,644
Band 27	69,240.024	10.92	756,101
Band 28	73,227.901	10.86	795,255
Band 29	14,308.175	10.84	155,101
Band 30	1,676.660	10.71	17,957
Band 35	106,191.063	10.95	1,162,792
Band 36	17,580.499	10.86	190,924
Band 37	18,565.802	10.79	200,325
Band 38	2,028,796.198	10.84	21,992,151
Band 39	500,541.951	10.75	5,380,826
Band 40	185,449.732	10.69	1,982,458
Band 41	7,144.177	10.72	76,586
Band 42	2,057.480	10.64	21,892
Band 43	74,661.465	10.58	789,918
Band 46	2,571,009.107	10.33	26,558,524
Band 47	301,114.543	10.27	3,092,446
Band 52	2,056.132	10.65	21,898
Band 55	12,363.308	10.60	131,051
Band 56	1,568,670.098	10.77	16,894,577
Band 57	83,706.040	10.54	882,262
Band 59	12,386.392	10.31	127,704
Band 60	13,812.327	10.58	146,134
Band 61	2,427.946	10.48	25,445
Band 64	9,538.796	10.62	101,302
	43,913,667.348		$ 463,801,457

Division/Contract	Units	Unit Value	Extended Value
ING American Funds Global Growth and Income Portfolio			
Contracts in accumulation period:			
Band 4	1,609.312	$ 9.34	$ 15,031
Band 5	11,483.240	9.33	107,139
Band 6	100,922.830	9.32	940,601
Band 7	30,524.143	9.32	284,485
Band 8	72,672.706	9.31	676,583
Band 9	535.294	9.31	4,984
Band 10	100,326.577	9.30	933,037
Band 11	18,377.446	9.30	170,910
Band 12	10,512.549	9.29	97,662
Band 13	39,161.947	9.29	363,814
Band 14	62,629.627	9.28	581,203
Band 15	69,320.425	9.27	642,600
Band 16	1,525.394	9.27	14,140
Band 17	37,014.463	9.26	342,754
Band 18	243.118	9.26	2,251
Band 19	2,021.877	9.25	18,702
Band 20	28,225.970	9.28	261,937
Band 21	4,426.886	9.27	41,037
Band 26	32,538.341	9.36	304,559
Band 27	465.984	9.34	4,352
Band 28	1,815.911	9.32	16,924
Band 29	931.906	9.32	8,685
Band 30	2,569.242	9.29	23,868
Band 38	3,377.077	9.36	31,609
Band 46	85,685.139	9.25	792,588
Band 47	4,342.240	9.24	40,122
Band 50	300.256	9.29	2,789
Band 56	10,601.036	9.35	99,120
	734,160.936		$ 6,823,486
ING American Funds Growth Portfolio			
Contracts in accumulation period:			
Band 2	58,440.257	$ 13.71	$ 801,216
Band 4	775,606.622	13.43	10,416,397
Band 5	139,206.765	13.37	1,861,194
Band 6	23,410,109.428	13.26	310,418,051
Band 7	6,585,901.173	13.20	86,933,895
Band 8	10,568,142.416	13.09	138,336,984
Band 9	1,866,470.414	13.03	24,320,109
Band 10	24,977,481.580	12.98	324,207,711
Band 11	4,412,909.340	12.92	57,014,789
Band 12	952,048.623	12.87	12,252,866
Band 13	6,775,589.745	12.81	86,795,305
Band 14	12,155,717.840	12.71	154,499,174
Band 15	12,182,359.221	12.65	154,106,844
Band 16	736,391.375	12.55	9,241,712
Band 17	13,185,488.195	12.49	164,686,748
Band 18	31,512.006	12.44	392,009

Division/Contract	Units	Unit Value	Extended Value
ING American Funds Growth Portfolio (continued)			
Band 19	499,849.780	$ 12.33	$ 6,163,148
Band 20	6,712,507.342	12.76	85,651,594
Band 21	875,812.383	12.60	11,035,236
Band 26	853,063.057	13.77	11,746,678
Band 27	357,149.236	13.42	4,792,943
Band 28	250,124.942	13.25	3,314,155
Band 29	256,832.311	13.20	3,390,187
Band 30	36,207.224	12.87	465,987
Band 31	24,530.651	12.70	311,539
Band 35	163,849.836	10.78	1,766,301
Band 36	29,304.091	10.65	312,089
Band 37	40,194.012	13.60	546,639
Band 38	3,149,653.352	10.61	33,417,822
Band 39	709,762.558	10.48	7,438,312
Band 40	317,622.463	10.38	3,296,921
Band 41	120,029.380	12.88	1,545,978
Band 42	64,191.710	12.66	812,667
Band 43	402,688.530	12.50	5,033,607
Band 44	1,217.495	11.12	13,539
Band 45	4,892.689	10.90	53,330
Band 46	11,237,910.866	10.78	121,144,679
Band 47	1,060,030.727	10.67	11,310,528
Band 50	57,199.817	9.76	558,270
Band 51	54,177.949	9.60	520,108
Band 52	2,579.463	9.95	25,666
Band 53	3,185.910	9.82	31,286
Band 54	10,093.032	9.65	97,398
Band 55	41,886.147	9.90	414,673
Band 56	3,694,658.273	8.71	32,180,474
Band 57	28,148.196	8.52	239,823
Band 59	30,220.814	8.33	251,739
Band 60	9,447.726	8.55	80,778
Band 61	3,736.671	8.47	31,650
Band 62	4,857.973	8.37	40,661
Band 64	1,112.075	8.65	9,619
	149,922,103.681		$ 1,884,331,028

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING American Funds International Growth and Income Portfolio			
Contracts in accumulation period:			
Band 4	8,074.565	$ 8.83	$ 71,298
Band 6	71,082.621	8.81	626,238
Band 7	30,889.914	8.81	272,140
Band 8	44,366.806	8.80	390,428
Band 9	3,188.950	8.80	28,063
Band 10	86,036.770	8.79	756,263
Band 11	10,569.686	8.79	92,908
Band 12	9,731.372	8.78	85,441
Band 13	29,564.018	8.78	259,572
Band 14	58,022.619	8.77	508,858
Band 15	38,228.960	8.77	335,268
Band 16	1,550.240	8.76	13,580
Band 17	57,613.965	8.75	504,122
Band 18	444.373	8.75	3,888
Band 19	1,707.312	8.74	14,922
Band 20	16,252.062	8.78	142,693
Band 26	4,348.018	8.85	38,480
Band 27	252.200	8.83	2,227
Band 38	10,070.623	8.85	89,125
Band 46	19,473.355	8.75	170,392
Band 47	4,388.410	8.73	38,311
Band 56	5,157.498	8.84	45,592
	511,014.337		$ 4,489,809
ING American Funds International Portfolio			
Contracts in accumulation period:			
Band 2	56,247.154	$ 16.28	$ 915,704
Band 4	318,090.742	15.94	5,070,366
Band 5	72,741.977	15.88	1,155,143
Band 6	9,594,991.343	15.74	151,025,164
Band 7	2,600,491.761	15.68	40,775,711
Band 8	4,631,700.582	15.54	71,976,627
Band 9	876,221.172	15.48	13,563,904
Band 10	11,673,254.491	15.41	179,884,852
Band 11	2,061,658.984	15.35	31,646,465
Band 12	466,878.648	15.28	7,133,906
Band 13	3,191,641.229	15.22	48,576,780
Band 14	5,352,305.170	15.09	80,766,285
Band 15	4,771,612.468	15.03	71,717,335
Band 16	450,863.532	14.90	6,717,867
Band 17	5,219,780.316	14.84	77,461,540
Band 18	22,376.183	14.77	330,496
Band 19	208,477.219	14.65	3,054,191
Band 20	2,372,737.131	15.15	35,946,968
Band 21	432,082.708	14.96	6,463,957
Band 26	450,843.865	16.35	7,371,297
Band 27	275,610.664	15.94	4,393,234
Band 28	99,593.346	15.74	1,567,599

145

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING American Funds International Portfolio (continued)			
Band 29	132,138.827	$ 15.67	$ 2,070,615
Band 30	19,489.376	15.28	297,798
Band 31	14,184.023	15.09	214,037
Band 34	91.885	14.29	1,313
Band 35	163,164.481	11.13	1,816,021
Band 36	28,977.168	10.99	318,459
Band 37	9,283.754	16.15	149,933
Band 38	2,290,805.026	10.95	25,084,315
Band 39	454,436.564	10.81	4,912,459
Band 40	172,699.632	10.71	1,849,613
Band 41	29,293.033	15.29	447,890
Band 42	16,663.578	15.03	250,454
Band 43	186,792.289	14.84	2,771,998
Band 44	348.530	12.14	4,231
Band 45	3,543.377	11.87	42,060
Band 46	5,450,225.173	11.34	61,805,553
Band 47	529,544.482	11.22	5,941,489
Band 50	19,178.332	9.43	180,852
Band 51	464,301.900	9.27	4,304,079
Band 52	7,289.556	9.61	70,053
Band 54	9,396.937	9.32	87,579
Band 55	24,316.871	9.56	232,469
Band 56	2,269,080.252	7.29	16,541,595
Band 57	25,973.259	7.14	185,449
Band 59	7,988.223	6.98	55,758
Band 60	10,058.025	7.16	72,015
Band 61	2,616.121	7.09	18,548
Band 62	5,474.605	7.01	38,377
	67,547,555.964		$ 977,280,403
ING American Funds World Allocation Portfolio - Service Class			
Contracts in accumulation period:			
Band 4	17,150.734	$ 12.50	$ 214,384
Band 5	4,677.377	13.54	63,332
Band 6	2,890,339.334	12.44	35,955,821
Band 7	606,194.258	12.42	7,528,933
Band 8	1,033,158.027	12.38	12,790,496
Band 9	52,721.037	12.36	651,632
Band 10	3,636,250.672	12.34	44,871,333
Band 11	690,716.174	12.32	8,509,623
Band 12	48,833.149	12.30	600,648
Band 13	1,159,184.140	12.28	14,234,781
Band 14	787,545.303	12.23	9,631,679
Band 15	1,371,934.369	12.21	16,751,319
Band 16	201,444.134	12.17	2,451,575
Band 17	577,836.393	12.15	7,020,712
Band 18	455.652	12.13	5,527
Band 19	9,935.411	12.09	120,119
Band 20	281,711.916	12.25	3,450,971

146

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING American Funds World Allocation Portfolio - Service Class (continued)			
Band 21	29,613.098	$ 12.19	$ 360,984
Band 26	30,032.182	13.67	410,540
Band 27	10,620.069	13.55	143,902
Band 28	4,066.682	13.50	54,900
Band 29	2,031.674	13.48	27,387
Band 38	19,147.511	12.61	241,450
Band 41	990.091	13.37	13,238
Band 43	20,303.871	13.24	268,823
Band 46	974,599.088	12.11	11,802,395
Band 47	94,729.612	12.05	1,141,492
Band 51	6,545.420	12.15	79,527
Band 55	752.901	12.38	9,321
Band 56	378,080.746	12.55	4,744,913
Band 57	4,163.181	12.32	51,290
Band 59	8,382.461	12.09	101,344
Band 64	3,103.392	12.20	37,861
	14,957,250.059		$ 184,342,252
ING Artio Foreign Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	5,158.421	$ 11.45	$ 59,064
Band 3	488.538	11.06	5,403
Band 4	115,255.081	11.18	1,288,552
Band 5	71,947.362	11.12	800,055
Band 6	4,894,299.627	11.01	53,886,239
Band 7	1,882,732.631	10.96	20,634,750
Band 8	2,384,131.290	10.85	25,867,824
Band 9	348,198.744	10.80	3,760,546
Band 10	6,175,122.310	10.75	66,382,565
Band 11	1,639,469.837	10.69	17,525,933
Band 12	301,163.848	10.64	3,204,383
Band 13	1,976,663.364	10.59	20,932,865
Band 14	3,812,549.147	10.48	39,955,515
Band 15	2,187,810.035	10.43	22,818,859
Band 16	156,020.889	10.33	1,611,696
Band 17	2,840,917.795	10.28	29,204,635
Band 18	85,996.574	10.23	879,745
Band 19	143,487.514	10.13	1,453,529
Band 20	1,230,135.145	10.54	12,965,624
Band 21	241,249.423	10.38	2,504,169
Band 25	20,707.761	11.56	239,382
Band 26	209,744.044	11.51	2,414,154
Band 27	77,267.704	11.17	863,080
Band 28	76,888.924	11.01	846,547
Band 29	79,927.537	10.96	876,006
Band 30	4,276.053	10.64	45,497
Band 31	1,686.266	10.48	17,672
Band 38	239,557.149	7.65	1,832,612
Band 41	27,096.052	11.77	318,921

Division/Contract	Units	Unit Value	Extended Value
ING Artio Foreign Portfolio - Service Class (continued)			
Band 42	7,180.634	$ 11.58	$ 83,152
Band 43	62,633.223	11.43	715,898
Band 44	615.619	9.57	5,891
Band 45	33,038.800	9.35	308,913
Band 46	2,208,576.798	8.81	19,457,562
Band 47	309,747.211	8.71	2,697,898
Band 50	18,715.180	7.35	137,557
Band 51	10,107.936	7.22	72,979
Band 52	1,741.190	7.49	13,042
Band 53	2,225.581	7.39	16,447
Band 54	9,060.701	7.26	65,781
Band 55	504.502	7.45	3,759
Band 56	575,084.613	5.55	3,191,720
Band 57	8,859.808	5.43	48,109
Band 60	904.963	5.45	4,932
	34,478,945.824		$ 360,019,462
ING Artio Foreign Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	523,422.976	$ 12.88	$ 6,741,688
Band 7	840.399	12.82	10,774
Band 10	327,978.741	12.58	4,125,973
Band 11	4,679.839	12.52	58,592
Band 12	108,975.678	12.47	1,358,927
Band 13	4,645.642	8.97	41,671
Band 14	110,487.079	9.77	1,079,459
Band 15	367,657.972	9.73	3,577,312
Band 17	147,740.788	9.61	1,419,789
Band 20	703,162.786	12.35	8,684,060
Band 46	443,886.746	8.71	3,866,254
	2,743,478.646		$ 30,964,499
ING BlackRock Health Sciences Opportunities Portfolio -			
Service Class			
Contracts in accumulation period:			
Band 2	2,107.117	$ 12.13	$ 25,559
Band 3	355.326	11.80	4,193
Band 4	44,322.473	11.90	527,437
Band 5	35,855.284	11.85	424,885
Band 6	2,008,360.545	11.76	23,618,320
Band 7	933,627.437	11.72	10,942,114
Band 8	1,241,429.284	11.62	14,425,408
Band 9	90,252.615	11.58	1,045,125
Band 10	2,144,534.459	11.53	24,726,482
Band 11	735,205.566	11.49	8,447,512
Band 12	222,670.028	11.44	2,547,345
Band 13	982,244.966	11.40	11,197,593
Band 14	1,759,048.851	11.31	19,894,843
Band 15	1,059,240.073	11.27	11,937,636
Band 16	115,386.097	11.18	1,290,017
Band 17	1,710,483.698	11.14	19,054,788

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Health Sciences Opportunities Portfolio - Service Class (continued)			
Band 18	32,921.259	$ 11.09	$ 365,097
Band 19	68,547.968	11.01	754,713
Band 20	718,769.365	11.36	8,165,220
Band 21	109,170.802	11.22	1,224,896
Band 25	2,827.182	12.23	34,576
Band 26	69,217.843	12.18	843,073
Band 27	23,719.764	11.90	282,265
Band 28	18,975.289	11.76	223,149
Band 29	66,277.920	11.71	776,114
Band 30	7,622.715	11.44	87,204
Band 31	1,309.602	11.31	14,812
Band 34	66.072	10.76	711
Band 38	28,732.266	11.12	319,503
Band 41	11,801.797	11.45	135,131
Band 42	12,352.803	11.27	139,216
Band 43	32,332.582	11.14	360,185
Band 45	2,327.493	10.71	24,927
Band 46	767,081.727	11.39	8,737,061
Band 47	116,866.223	11.26	1,315,914
Band 50	868.674	10.70	9,295
Band 51	615.699	10.52	6,477
Band 52	379.450	10.91	4,140
Band 55	8,736.242	10.85	94,788
Band 56	143,206.373	9.17	1,313,202
Band 57	6,063.856	8.98	54,453
	15,335,914.785		$ 175,395,379
ING BlackRock Inflation Protected Bond Portfolio - Service Class			
Contracts in accumulation period:			
Band 4	127,881.560	$ 12.21	$ 1,561,434
Band 5	44,821.835	12.20	546,826
Band 6	5,459,335.937	12.16	66,385,525
Band 7	1,786,973.614	12.15	21,711,729
Band 8	2,955,635.697	12.11	35,792,748
Band 9	205,514.744	12.10	2,486,728
Band 10	9,269,173.124	12.08	111,971,611
Band 11	1,696,373.774	12.06	20,458,268
Band 12	226,172.792	12.05	2,725,382
Band 13	4,320,793.563	12.03	51,979,147
Band 14	3,100,903.726	12.00	37,210,845
Band 15	3,095,974.910	11.98	37,089,779
Band 16	247,396.167	11.95	2,956,384
Band 17	2,480,580.737	11.93	29,593,328
Band 18	4,520.347	11.91	53,837
Band 19	115,543.207	11.88	1,372,653
Band 20	1,159,416.592	12.01	13,924,593
Band 21	95,663.023	11.96	1,144,130
Band 26	373,284.472	12.31	4,595,132

149

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Inflation Protected Bond Portfolio - Service Class (continued)			
Band 27	132,024.460	$ 12.21	$ 1,612,019
Band 28	26,892.208	12.16	327,009
Band 29	116,754.838	12.15	1,418,571
Band 30	26,202.179	12.04	315,474
Band 31	8,848.056	11.99	106,088
Band 35	105,289.121	12.38	1,303,479
Band 36	6,515.228	12.31	80,202
Band 37	3,054.484	12.26	37,448
Band 38	714,351.707	12.30	8,786,526
Band 39	172,097.882	12.23	2,104,757
Band 40	78,239.343	12.18	952,955
Band 41	179,151.905	12.05	2,158,780
Band 42	6,820.549	11.98	81,710
Band 43	91,244.637	11.93	1,088,549
Band 46	2,075,858.435	11.90	24,702,715
Band 47	638,466.186	11.85	7,565,824
Band 50	2,845.802	12.03	34,235
Band 51	29,975.434	11.93	357,607
Band 52	2,847.551	12.15	34,598
Band 55	7,581.370	12.11	91,810
Band 56	591,793.177	12.25	7,249,466
Band 57	10,454.720	12.06	126,084
Band 59	10,860.160	11.88	129,019
Band 60	3,883.942	12.10	46,996
Band 64	9,521.405	11.96	113,876
	41,817,534.600		$ 504,385,876
ING BlackRock Large Cap Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
Band 35	8,919.873	$ 8.51	$ 75,908
Band 38	5,753.775	8.41	48,389
Band 40	1,111.435	8.28	9,203
	15,785.083		$ 133,500

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Large Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	6,362.401	$ 11.51	$ 73,231
Band 3	1,522.131	11.12	16,926
Band 4	71,988.529	11.23	808,431
Band 5	59,953.608	11.18	670,281
Band 6	1,492,740.729	11.07	16,524,640
Band 7	904,765.583	11.02	9,970,517
Band 8	1,073,438.270	10.91	11,711,212
Band 9	94,125.997	10.85	1,021,267
Band 10	1,930,198.684	10.80	20,846,146
Band 11	567,780.536	10.75	6,103,641
Band 12	262,164.931	10.70	2,805,165
Band 13	841,100.964	10.64	8,949,314
Band 14	1,638,577.046	10.54	17,270,602
Band 15	783,924.516	10.49	8,223,368
Band 16	39,009.797	10.38	404,922
Band 17	1,070,137.923	10.33	11,054,525
Band 18	21,610.154	10.28	222,152
Band 19	43,157.587	10.18	439,344
Band 20	652,592.605	10.59	6,910,956
Band 21	50,235.605	10.44	524,460
Band 25	3,943.096	11.62	45,819
Band 26	87,007.766	11.16	971,007
Band 27	65,158.315	10.94	712,832
Band 28	32,785.575	10.82	354,740
Band 29	6,229.257	10.79	67,214
Band 30	4,268.280	10.57	45,116
Band 31	707.814	10.46	7,404
Band 35	6,463.260	9.45	61,078
Band 36	2,989.224	9.36	27,979
Band 37	10,889.107	9.28	101,051
Band 38	161,638.720	9.93	1,605,072
Band 39	15,909.528	9.24	147,004
Band 40	15,628.228	9.16	143,155
Band 41	2,586.265	10.58	27,363
Band 43	26,265.220	10.33	271,320
Band 45	799.803	9.97	7,974
Band 46	747,107.826	9.66	7,217,062
Band 47	97,468.384	9.55	930,823
Band 50	2,334.345	9.57	22,340
Band 51	647.651	9.41	6,094
Band 52	898.363	9.76	8,768
Band 55	2,730.998	9.70	26,491
Band 56	125,518.740	9.05	1,135,945
Band 57	3,680.016	8.86	32,605
Band 60	451.766	8.89	4,016
	13,029,495.143		$ 138,531,372

Division/Contract	Units	Unit Value	Extended Value
ING Clarion Global Real Estate Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	1,522.701	$ 10.37	$ 15,790
Band 3	289.686	10.16	2,943
Band 4	60,193.671	10.22	615,179
Band 5	14,658.147	10.19	149,367
Band 6	1,763,061.935	10.13	17,859,817
Band 7	331,411.978	10.10	3,347,261
Band 8	969,147.248	10.05	9,739,930
Band 9	82,092.708	10.02	822,569
Band 10	2,541,000.284	9.99	25,384,593
Band 11	280,998.291	9.96	2,798,743
Band 12	45,901.377	9.93	455,801
Band 13	606,049.898	9.90	5,999,894
Band 14	746,747.337	9.84	7,347,994
Band 15	962,296.407	9.82	9,449,751
Band 16	68,079.910	9.76	664,460
Band 17	1,059,505.303	9.73	10,308,987
Band 18	1,466.616	9.70	14,226
Band 19	13,663.061	9.65	131,849
Band 20	194,703.593	9.87	1,921,724
Band 21	37,770.293	9.79	369,771
Band 26	40,439.818	10.40	420,574
Band 27	8,576.445	10.22	87,651
Band 28	7,357.788	10.13	74,534
Band 29	15,664.995	10.10	158,216
Band 32	68.079	9.68	659
Band 35	96,953.259	8.19	794,047
Band 36	14,986.831	8.13	121,843
Band 37	2,707.313	8.09	21,902
Band 38	750,107.850	9.82	7,366,059
Band 39	289,965.574	8.06	2,337,123
Band 40	78,725.658	8.01	630,593
Band 41	11,967.408	9.93	118,836
Band 42	2,801.811	9.82	27,514
Band 43	23,704.068	9.74	230,878
Band 46	827,800.956	9.67	8,004,835
Band 47	80,475.136	9.59	771,757
Band 50	2,181.544	9.44	20,594
Band 51	4,902.203	9.28	45,492
Band 52	1,446.054	9.63	13,926
Band 53	724.810	9.49	6,878
Band 54	1,047.681	9.34	9,785
Band 55	20,090.526	9.57	192,266
Band 56	201,457.617	8.88	1,788,944
Band 57	15,379.745	8.68	133,496
Band 60	341.694	8.72	2,980
	12,280,435.307		$ 120,782,031

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Clarion Global Real Estate Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	37,146.434	$ 10.05	$ 373,322
Band 8	790.489	9.96	7,873
Band 10	39,629.322	9.90	392,330
Band 12	3,415.455	9.84	33,608
Band 13	1,650.686	9.82	16,210
Band 14	24,148.102	9.76	235,685
Band 15	18,841.224	9.73	183,325
Band 17	4,536.276	9.65	43,775
Band 20	33,459.278	9.79	327,566
Band 46	20,986.632	9.59	201,262
	184,603.898		$ 1,814,956
ING Clarion Real Estate Portfolio - Service Class			
Currently payable annuity contracts:	143.290	$ 79.54	$ 11,397
Contracts in accumulation period:			
Band 1	3,459.131	83.30	288,146
Band 2	40,118.402	79.54	3,191,018
Band 3	294.257	73.32	21,575
Band 4	27,477.076	75.17	2,065,452
Band 5	19,265.021	74.21	1,429,657
Band 6	575,702.561	72.61	41,801,763
Band 7	390,039.279	71.67	27,954,115
Band 8	360,741.703	70.13	25,298,816
Band 9	52,618.559	69.21	3,641,730
Band 10	431,867.744	68.41	29,544,072
Band 11	231,153.981	67.62	15,630,632
Band 12	81,510.260	66.84	5,448,146
Band 13	348,400.861	66.07	23,018,845
Band 14	527,481.458	64.54	34,043,653
Band 15	238,603.370	63.79	15,220,509
Band 16	28,495.743	62.32	1,775,855
Band 17	451,440.134	61.59	27,804,198
Band 18	11,199.955	60.87	681,741
Band 19	36,448.317	59.46	2,167,217
Band 20	213,188.941	65.30	13,921,238
Band 21	26,536.295	63.05	1,673,113
Band 24	73.327	89.29	6,547
Band 25	6,012.470	81.42	489,535
Band 26	79,159.310	20.20	1,599,018
Band 27	24,948.422	19.73	492,232
Band 28	13,274.751	19.50	258,858
Band 29	14,340.981	19.43	278,645
Band 30	7,387.805	18.98	140,221
Band 31	543.477	18.76	10,196
Band 38	37,480.290	11.26	422,028
Band 41	16,347.698	18.99	310,443
Band 42	7,474.125	18.70	139,766
Band 43	36,667.057	18.48	677,607

Division/Contract	Units	Unit Value	Extended Value
ING Clarion Real Estate Portfolio - Service Class (continued)			
Band 44	459.289	$ 17.97	$ 8,253
Band 45	2,643.764	17.50	46,266
Band 46	734,673.541	13.52	9,932,786
Band 47	101,766.888	13.37	1,360,623
Band 51	316.829	10.67	3,381
Band 53	752.328	10.91	8,208
Band 55	4,918.717	11.01	54,155
Band 56	10,764.271	12.40	133,477
Band 59	219.796	11.87	2,609
Band 60	970.587	12.18	11,822
	5,197,382.061		$ 293,019,564
ING Clarion Real Estate Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	191,820.080	$ 24.54	$ 4,707,265
Band 7	274.385	24.42	6,700
Band 10	124,415.655	23.97	2,982,243
Band 11	2,581.638	23.85	61,572
Band 12	39,433.358	23.74	936,148
Band 13	1,922.525	13.76	26,454
Band 14	27,259.679	16.90	460,689
Band 15	158,216.980	16.83	2,662,792
Band 17	55,899.995	16.63	929,617
Band 20	233,972.114	23.52	5,503,024
Band 46	144,710.589	13.37	1,934,781
	980,506.998		$ 20,211,285
ING DFA World Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	1,664.884	$ 8.10	$ 13,486
Band 4	106,389.893	7.78	827,713
Band 6	4,943,230.674	7.73	38,211,173
Band 7	254,541.931	7.72	1,965,064
Band 8	1,171,177.663	7.68	8,994,644
Band 9	72,381.401	7.66	554,442
Band 10	6,207,831.265	7.65	47,489,909
Band 11	419,811.157	7.63	3,203,159
Band 12	45,923.957	7.61	349,481
Band 13	932,786.049	7.60	7,089,174
Band 14	971,316.821	7.56	7,343,155
Band 15	1,448,851.906	7.55	10,938,832
Band 16	66,293.282	7.51	497,863
Band 17	989,583.395	7.50	7,421,875
Band 18	3,249.857	7.48	24,309
Band 19	13,658.251	7.45	101,754
Band 20	200,924.748	7.58	1,523,010
Band 21	49,868.348	7.53	375,509
Band 26	11,163.741	8.11	90,538
Band 27	1,815.602	8.02	14,561
Band 28	1,170.591	7.97	9,330

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING DFA World Equity Portfolio - Service Class (continued)			
Band 29	2,089.240	$ 7.96	$ 16,630
Band 35	2,839.303	8.68	24,645
Band 38	282,214.629	7.87	2,221,029
Band 39	31,054.007	8.54	265,201
Band 40	3,610.506	8.50	30,689
Band 41	2,588.840	7.87	20,374
Band 42	2,443.230	7.81	19,082
Band 43	2,955.892	7.77	22,967
Band 46	1,211,813.198	7.46	9,040,126
Band 47	246,880.417	7.41	1,829,384
Band 51	5,299.513	7.50	39,746
Band 52	11,309.804	7.72	87,312
Band 55	6,111.366	7.68	46,935
Band 56	756,956.165	8.00	6,055,649
Band 57	6,766.179	7.83	52,979
	20,488,567.705		$ 156,811,729
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class			
Currently payable annuity contracts:	130.129	$ 16.01	$ 2,083
Contracts in accumulation period:			
Band 1	11,729.283	12.04	141,221
Band 2	100,631.337	16.01	1,611,108
Band 3	8,042.008	15.39	123,767
Band 4	174,082.762	15.57	2,710,469
Band 5	178,141.272	15.48	2,757,627
Band 6	5,710,570.705	15.30	87,371,732
Band 7	3,550,564.852	15.22	54,039,597
Band 8	3,466,025.970	15.04	52,129,031
Band 9	630,248.986	14.96	9,428,525
Band 10	5,271,379.934	14.87	78,385,420
Band 11	3,393,678.061	14.79	50,192,499
Band 12	1,010,371.609	14.70	14,852,463
Band 13	3,532,534.991	14.62	51,645,662
Band 14	5,097,410.293	14.45	73,657,579
Band 15	1,808,715.106	14.37	25,991,236
Band 16	282,979.960	14.21	4,021,145
Band 17	3,089,743.493	14.13	43,658,076
Band 18	111,339.066	14.04	1,563,200
Band 19	286,835.429	13.88	3,981,276
Band 20	1,662,045.069	14.54	24,166,135
Band 21	281,181.663	14.29	4,018,086
Band 24	146.648	16.95	2,486
Band 25	36,120.687	16.20	585,155
Band 26	125,182.537	14.12	1,767,577
Band 27	31,410.929	13.84	434,727
Band 28	28,688.319	13.70	393,030
Band 29	24,119.131	13.65	329,226
Band 30	14,421.644	13.37	192,817
Band 31	1,649.490	13.24	21,839

Division/Contract	Units	Unit Value	Extended Value
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class (continued)			
Band 38	91,618.907	$ 11.52	$ 1,055,450
Band 41	33,723.916	13.38	451,226
Band 42	4,922.236	13.20	64,974
Band 43	48,978.918	13.07	640,154
Band 46	1,857,591.819	12.79	23,758,599
Band 47	239,904.678	12.65	3,034,794
Band 50	14,068.364	11.05	155,455
Band 51	1,675.044	10.87	18,208
Band 52	3,535.280	11.27	39,843
Band 53	1,449.384	11.11	16,103
Band 54	2,931.163	10.93	32,038
Band 55	8,837.079	11.20	98,975
Band 56	756,162.463	9.69	7,327,214
Band 57	9,498.072	9.47	89,947
Band 59	1,431.314	9.27	13,268
Band 60	9,347.874	9.51	88,898
	43,005,797.874		$ 627,059,940
ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	330,143.723	$ 19.79	$ 6,533,544
Band 7	615.815	19.70	12,132
Band 10	237,256.726	19.33	4,586,173
Band 11	4,512.710	19.24	86,825
Band 12	59,866.240	19.15	1,146,438
Band 13	346.393	13.03	4,514
Band 14	62,612.020	14.86	930,415
Band 15	207,875.189	14.80	3,076,553
Band 17	112,929.704	14.63	1,652,162
Band 20	471,606.557	18.97	8,946,376
Band 46	208,049.858	12.66	2,633,911
	1,695,814.935		$ 29,609,043

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Franklin Income Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	38,704.065	$ 11.57	$ 447,806
Band 3	1,509.430	11.34	17,117
Band 4	298,670.611	11.40	3,404,845
Band 5	32,500.091	11.37	369,526
Band 6	5,332,275.034	11.31	60,308,031
Band 7	1,455,775.018	11.27	16,406,584
Band 8	2,799,708.133	11.21	31,384,728
Band 9	577,972.682	11.18	6,461,735
Band 10	7,981,689.719	11.14	88,916,023
Band 11	1,622,710.703	11.11	18,028,316
Band 12	280,114.568	11.08	3,103,669
Band 13	2,453,411.793	11.05	27,110,200
Band 14	3,852,676.918	10.98	42,302,393
Band 15	3,219,718.727	10.95	35,255,920
Band 16	430,244.762	10.89	4,685,365
Band 17	3,037,543.523	10.86	32,987,723
Band 18	25,857.275	10.83	280,034
Band 19	86,239.012	10.76	927,932
Band 20	844,774.179	11.02	9,309,411
Band 21	424,823.006	10.92	4,639,067
Band 26	516,177.709	11.60	5,987,661
Band 27	173,782.096	11.40	1,981,116
Band 28	77,095.075	11.30	871,174
Band 29	76,729.387	11.27	864,740
Band 30	13,250.889	11.08	146,820
Band 31	8,733.766	10.98	95,897
Band 34	99.748	10.58	1,055
Band 38	359,769.861	11.63	4,184,123
Band 41	54,378.737	11.08	602,516
Band 42	9,288.595	10.96	101,803
Band 43	159,865.637	10.86	1,736,141
Band 45	15,269.726	10.55	161,096
Band 46	3,488,970.381	10.80	37,680,880
Band 47	489,208.184	10.70	5,234,528
Band 50	2,772.701	11.14	30,888
Band 51	19,049.168	10.95	208,588
Band 55	10,958.596	11.30	123,832
Band 56	932,258.115	10.54	9,826,001
Band 57	4,817.201	10.31	49,665
Band 59	6,380.969	10.08	64,320
Band 60	2,775.003	10.35	28,721
	41,218,550.793		$ 456,327,990

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Franklin Income Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	193,021.151	$ 11.21	$ 2,163,767
Band 10	168,508.984	11.05	1,862,024
Band 12	27,686.705	10.99	304,277
Band 14	12,148.192	10.90	132,415
Band 15	63,222.432	10.86	686,596
Band 17	42,702.983	10.77	459,911
Band 20	211,753.946	10.93	2,314,471
Band 46	101,391.925	10.71	1,085,908
	820,436.318		$ 9,009,369
ING Franklin Mutual Shares Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	16,015.002	$ 9.97	$ 159,670
Band 3	356.664	9.81	3,499
Band 4	125,063.941	9.86	1,233,130
Band 5	20,672.680	9.83	203,212
Band 6	3,129,465.553	9.79	30,637,468
Band 7	435,094.409	9.76	4,246,521
Band 8	1,265,714.317	9.72	12,302,743
Band 9	327,333.969	9.70	3,175,139
Band 10	4,121,111.593	9.67	39,851,149
Band 11	517,167.851	9.65	4,990,670
Band 12	118,136.302	9.63	1,137,653
Band 13	1,078,900.560	9.60	10,357,445
Band 14	1,336,419.369	9.56	12,776,169
Band 15	1,560,289.319	9.54	14,885,160
Band 16	139,255.368	9.49	1,321,533
Band 17	1,029,026.723	9.47	9,744,883
Band 18	2,823.209	9.44	26,651
Band 19	22,664.382	9.40	213,045
Band 20	336,153.687	9.58	3,220,352
Band 21	186,762.883	9.51	1,776,115
Band 26	164,540.179	10.00	1,645,402
Band 27	51,173.353	9.86	504,569
Band 28	62,952.727	9.79	616,307
Band 29	99,922.010	9.76	975,239
Band 30	6,981.345	9.63	67,230
Band 34	27.910	9.27	259
Band 38	277,198.041	9.98	2,766,436
Band 41	9,156.288	9.63	88,175
Band 42	10,800.956	9.54	103,041
Band 43	50,033.036	9.47	473,813
Band 46	1,373,669.614	9.42	12,939,968
Band 47	160,606.522	9.35	1,501,671
Band 50	3,822.114	9.61	36,731
Band 51	7,470.960	9.47	70,750
Band 55	31,431.044	9.72	305,510
Band 56	421,895.388	8.72	3,678,928

Division/Contract	Units	Unit Value	Extended Value
ING Franklin Mutual Shares Portfolio - Service Class (continued)			
Band 57	12,250.905	$ 8.53	$ 104,500
Band 59	1,821.817	8.34	15,194
Band 60	4,025.853	8.56	34,461
	18,518,207.843		$ 178,190,391
ING Franklin Templeton Founding Strategy Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	1,347.822	$ 8.48	$ 11,430
Band 4	691,364.518	8.38	5,793,635
Band 5	18,982.249	8.36	158,692
Band 6	15,200,030.002	8.32	126,464,250
Band 7	972,146.939	8.30	8,068,820
Band 8	5,275,013.781	8.26	43,571,614
Band 9	430,272.993	8.24	3,545,449
Band 10	25,269,581.161	8.22	207,715,957
Band 11	2,265,852.263	8.20	18,579,989
Band 12	100,360.667	8.18	820,950
Band 13	3,439,172.892	8.16	28,063,651
Band 14	6,194,693.672	8.13	50,362,860
Band 15	8,466,762.861	8.11	68,665,447
Band 16	719,654.558	8.07	5,807,612
Band 17	4,789,594.729	8.05	38,556,238
Band 18	5,985.565	8.03	48,064
Band 19	12,164.071	7.99	97,191
Band 20	1,059,181.998	8.14	8,621,741
Band 21	352,467.179	8.09	2,851,459
Band 26	72,451.478	8.50	615,838
Band 27	78,884.578	8.38	661,053
Band 28	26,331.425	8.32	219,077
Band 29	23,989.067	8.30	199,109
Band 30	778.902	8.18	6,371
Band 35	40,453.754	9.49	383,906
Band 36	2,673.281	9.41	25,156
Band 38	3,649,352.344	8.48	30,946,508
Band 39	9,146.034	9.33	85,332
Band 40	31,705.680	9.27	293,912
Band 41	89.999	8.19	737
Band 42	1,209.793	8.11	9,811
Band 43	46,234.286	8.05	372,186
Band 45	13,115.417	7.86	103,087
Band 46	6,811,239.097	8.01	54,558,025
Band 47	562,265.411	7.95	4,470,010
Band 50	109,413.299	8.17	893,907
Band 51	28,228.248	8.05	227,237
Band 52	3,078.392	8.30	25,551
Band 53	4,162.745	8.21	34,176
Band 54	2,601.698	8.09	21,048
Band 55	258,426.573	8.26	2,134,603

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Franklin Templeton Founding Strategy Portfolio - Service Class (continued)			
Band 56	3,585,554.937	$ 9.06	$ 32,485,128
Band 57	141,323.702	8.86	1,252,128
Band 60	15,438.681	8.90	137,404
	90,782,778.741		$ 747,966,349
ING Global Resources Portfolio - Adviser Class			
Contracts in accumulation period:			
Band 4	55,591.423	$ 8.87	$ 493,096
Band 5	350.397	8.87	3,108
Band 6	1,282,948.398	8.86	11,366,923
Band 7	346,104.150	8.85	3,063,022
Band 8	673,859.040	8.85	5,963,653
Band 9	49,514.525	8.84	437,708
Band 10	2,030,065.724	8.84	17,945,781
Band 11	356,593.596	8.83	3,148,721
Band 12	41,461.469	8.83	366,105
Band 13	738,508.325	8.82	6,513,643
Band 14	1,013,356.130	8.82	8,937,801
Band 15	1,097,888.851	8.81	9,672,401
Band 16	72,343.934	8.80	636,627
Band 17	811,636.457	8.80	7,142,401
Band 18	281.251	8.79	2,472
Band 19	171,637.055	8.79	1,508,690
Band 20	273,084.685	8.82	2,408,607
Band 21	55,722.319	8.81	490,914
Band 26	40,754.965	8.90	362,719
Band 27	3,241.849	8.87	28,755
Band 28	2,358.833	8.86	20,899
Band 29	8,652.334	8.85	76,573
Band 30	7,111.652	8.83	62,796
Band 31	663.422	8.82	5,851
Band 38	8,902.438	8.89	79,143
Band 41	12,156.467	8.83	107,342
Band 42	12,786.743	8.81	112,651
Band 43	20,313.139	8.80	178,756
Band 46	527,554.819	8.79	4,637,207
Band 47	186,328.349	8.78	1,635,963
Band 50	4,086.241	8.82	36,041
Band 55	6,585.052	8.85	58,278
Band 56	45,101.831	8.88	400,504
Band 57	5,688.838	8.83	50,232
	9,963,234.701		$ 87,955,383

160

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Global Resources Portfolio - Service Class			
Currently payable annuity contracts:	334.259	$ 43.90	$ 14,674
Contracts in accumulation period:			
Band 1	5,916.970	45.97	272,003
Band 2	44,443.701	43.90	1,951,078
Band 3	1,113.510	40.47	45,064
Band 4	40,916.381	41.49	1,697,621
Band 5	22,269.202	40.96	912,147
Band 6	1,732,824.465	40.07	69,434,276
Band 7	774,668.874	39.56	30,645,901
Band 8	1,218,902.620	38.70	47,171,531
Band 9	118,051.811	38.20	4,509,579
Band 10	2,069,619.588	37.76	78,148,836
Band 11	554,538.174	37.32	20,695,365
Band 12	123,084.361	36.89	4,540,582
Band 13	844,498.816	36.46	30,790,427
Band 14	1,281,052.576	35.62	45,631,093
Band 15	1,073,347.202	35.21	37,792,555
Band 16	122,111.827	34.39	4,199,426
Band 17	1,511,688.286	33.99	51,382,285
Band 18	21,861.228	33.60	734,537
Band 19	46,868.953	32.82	1,538,239
Band 20	417,455.142	36.04	15,045,083
Band 21	65,462.982	34.80	2,278,112
Band 25	8,796.479	44.93	395,226
Band 26	82,785.188	18.39	1,522,420
Band 27	43,991.372	18.02	792,725
Band 28	24,921.363	17.84	444,597
Band 29	54,834.318	17.78	974,954
Band 30	488.366	17.42	8,507
Band 31	3,727.471	17.24	64,262
Band 34	22.821	16.50	377
Band 38	102,487.816	13.08	1,340,541
Band 41	31,276.123	17.43	545,143
Band 42	9,461.392	17.19	162,641
Band 43	51,477.983	17.02	876,155
Band 45	5,089.071	16.43	83,613
Band 46	1,477,903.040	17.73	26,203,221
Band 47	220,304.091	17.54	3,864,134
Band 50	10,612.778	12.54	133,084
Band 51	4,345.457	12.33	53,579
Band 52	2,916.376	12.78	37,271
Band 54	6,781.694	12.40	84,093
Band 55	20,963.205	12.71	266,442
Band 56	430,843.701	8.79	3,787,116
Band 57	29,640.250	8.60	254,906
Band 59	2,853.275	8.41	23,996
Band 60	3,132.745	8.63	27,036
	14,720,687.303		$ 491,376,453

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Global Resources Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	208,067.947	$ 27.67	$ 5,757,240
Band 7	23.151	27.54	638
Band 10	134,932.878	27.02	3,645,886
Band 11	1,734.201	26.90	46,650
Band 12	30,339.769	26.77	812,196
Band 13	1,082.472	18.06	19,549
Band 14	80,610.946	18.26	1,471,956
Band 15	125,813.962	18.19	2,288,556
Band 17	63,975.469	17.97	1,149,639
Band 20	279,115.180	26.52	7,402,135
Band 46	125,815.721	17.55	2,208,066
	1,051,511.696		$ 24,802,511
ING Invesco Van Kampen Growth and Income Portfolio - Service Class			
Currently payable annuity contracts:	700.976	$ 30.44	$ 21,338
Contracts in accumulation period:			
Band 1	2,300.003	31.58	72,634
Band 2	214,747.506	30.44	6,536,914
Band 3	5,665.783	28.54	161,701
Band 4	87,579.258	29.11	2,549,432
Band 5	61,607.046	28.81	1,774,899
Band 6	1,747,429.239	28.32	49,487,196
Band 7	892,019.587	28.02	24,994,389
Band 8	1,976,047.343	27.55	54,440,104
Band 9	163,462.108	27.26	4,455,977
Band 10	1,424,895.325	27.00	38,472,174
Band 11	2,249,648.422	26.76	60,200,592
Band 12	281,912.236	26.51	7,473,493
Band 13	1,022,651.157	26.26	26,854,819
Band 14	1,699,609.904	25.78	43,815,943
Band 15	490,438.016	25.54	12,525,787
Band 16	46,560.029	25.07	1,167,260
Band 17	661,759.395	24.84	16,438,103
Band 18	22,781.400	24.61	560,650
Band 19	60,620.346	24.16	1,464,588
Band 20	378,441.426	26.02	9,847,046
Band 21	71,759.432	25.31	1,816,231
Band 24	48.640	33.37	1,623
Band 25	14,821.755	31.01	459,623
Band 26	112,871.434	11.58	1,307,051
Band 27	50,375.541	11.35	571,762
Band 28	32,383.248	11.23	363,664
Band 29	33,054.096	11.20	370,206
Band 30	2,706.201	10.97	29,687
Band 31	1,193.564	10.86	12,962
Band 38	51,300.779	10.28	527,372
Band 41	6,097.155	10.98	66,947
Band 42	3,040.713	10.83	32,931

162

Division/Contract	Units	Unit Value	Extended Value
ING Invesco Van Kampen Growth and Income Portfolio - Service Class (continued)			
Band 43	31,112.102	$ 10.72	$ 333,522
Band 45	1,817.834	10.35	18,815
Band 46	1,068,204.956	10.57	11,290,926
Band 47	156,097.045	10.46	1,632,775
Band 50	564.922	9.87	5,576
Band 51	1,861.565	9.70	18,057
Band 55	5,834.181	10.01	58,400
Band 56	151,563.945	9.06	1,373,169
Band 57	2,231.418	8.86	19,770
Band 60	70.118	8.90	624
	15,289,887.149		$ 383,626,732
ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	440,585.961	$ 15.03	$ 6,622,007
Band 7	7,011.069	14.96	104,886
Band 8	799.745	14.82	11,852
Band 10	311,599.269	14.68	4,574,277
Band 11	10,548.768	14.61	154,118
Band 12	203,852.206	14.54	2,964,011
Band 13	11,059.964	10.76	119,005
Band 14	59,463.747	11.55	686,806
Band 15	317,217.275	11.51	3,651,171
Band 17	208,108.626	11.37	2,366,195
Band 20	1,348,143.740	14.40	19,413,270
Band 46	370,212.729	10.46	3,872,425
	3,288,603.099		$ 44,540,023
ING JPMorgan Emerging Markets Equity Portfolio - Service Class			
Currently payable annuity contracts:	113.588	$ 20.90	$ 2,374
Contracts in accumulation period:			
Band 1	5,135.800	21.49	110,368
Band 2	109,774.083	20.90	2,294,278
Band 3	2,625.526	19.89	52,222
Band 4	113,266.895	20.18	2,285,726
Band 5	59,214.271	20.04	1,186,654
Band 6	3,601,771.070	19.76	71,170,996
Band 7	1,355,401.888	19.62	26,592,985
Band 8	2,514,897.578	19.35	48,663,268
Band 9	202,005.669	19.21	3,880,529
Band 10	4,231,276.318	19.08	80,732,752
Band 11	965,703.749	18.94	18,290,429
Band 12	180,429.745	18.81	3,393,884
Band 13	1,616,591.493	18.68	30,197,929
Band 14	2,382,690.250	18.41	43,865,328
Band 15	2,027,388.701	18.29	37,080,939
Band 16	146,619.854	18.03	2,643,556
Band 17	2,617,081.365	17.90	46,845,756

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Emerging Markets Equity Portfolio - Service Class (continued)			
Band 18	35,733.305	$ 17.78	$ 635,338
Band 19	83,707.093	17.53	1,467,385
Band 20	757,491.359	18.55	14,051,465
Band 21	93,923.226	18.16	1,705,646
Band 25	10,653.076	21.19	225,739
Band 26	113,487.567	20.10	2,281,100
Band 27	33,767.787	19.70	665,225
Band 28	32,678.757	19.50	637,236
Band 29	53,525.133	19.43	1,039,993
Band 30	9,693.957	19.04	184,573
Band 31	6,951.705	18.84	130,970
Band 35	101,176.421	8.67	877,200
Band 36	28,933.312	8.61	249,116
Band 37	9,928.404	8.56	84,987
Band 38	747,611.698	14.39	10,758,132
Band 39	374,519.495	8.53	3,194,651
Band 40	68,740.116	8.48	582,916
Band 41	19,646.688	19.05	374,269
Band 42	11,030.963	18.79	207,272
Band 43	42,309.415	18.60	786,955
Band 45	2,709.193	17.96	48,657
Band 46	1,493,383.068	18.98	28,344,411
Band 47	139,259.458	18.77	2,613,900
Band 50	6,456.455	13.84	89,357
Band 51	1,883.001	13.61	25,628
Band 52	646.286	14.11	9,119
Band 53	724.526	13.91	10,078
Band 54	2,586.249	13.68	35,380
Band 55	4,365.502	14.03	61,248
Band 56	550,187.105	8.08	4,445,512
Band 57	12,483.028	7.91	98,741
Band 59	1,663.805	7.73	12,861
Band 60	1,712.390	7.94	13,596
	26,985,557.386		$ 495,238,629
ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	209,191.819	$ 30.35	$ 6,348,972
Band 7	503.027	30.20	15,191
Band 8	265.646	29.92	7,948
Band 10	123,292.999	29.64	3,654,404
Band 11	4,886.032	29.50	144,138
Band 12	28,290.147	29.36	830,599
Band 13	5,687.496	19.32	109,882
Band 14	54,675.204	20.04	1,095,691
Band 15	203,557.322	19.96	4,063,004
Band 17	39,119.825	19.72	771,443
Band 20	205,142.770	29.08	5,965,552
Band 46	131,736.277	18.77	2,472,690
	1,006,348.564		$ 25,479,514

164

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Small Cap Core Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	5,175.768	$ 16.10	$ 83,330
Band 4	82,902.966	15.71	1,302,406
Band 5	24,725.765	15.64	386,711
Band 6	1,899,433.483	15.49	29,422,225
Band 7	1,125,310.409	15.41	17,341,033
Band 8	1,344,449.235	15.26	20,516,295
Band 9	132,827.777	15.18	2,016,326
Band 10	2,752,075.385	15.11	41,583,859
Band 11	437,975.161	15.04	6,587,146
Band 12	170,175.416	14.96	2,545,824
Band 13	1,128,312.477	14.89	16,800,573
Band 14	1,505,821.383	14.74	22,195,807
Band 15	913,589.564	14.67	13,402,359
Band 16	76,852.758	14.53	1,116,671
Band 17	1,106,716.003	14.46	16,003,113
Band 18	23,525.045	14.38	338,290
Band 19	83,087.104	14.24	1,183,160
Band 20	439,796.856	14.82	6,517,789
Band 21	92,609.644	14.60	1,352,101
Band 25	6,758.139	16.26	109,887
Band 26	95,305.998	16.18	1,542,051
Band 27	42,160.052	15.71	662,334
Band 28	37,858.128	15.48	586,044
Band 29	11,437.476	15.41	176,252
Band 30	3,731.924	14.96	55,830
Band 31	1,522.402	14.74	22,440
Band 38	78,667.979	11.67	918,055
Band 41	10,932.760	15.98	174,706
Band 42	16,153.111	15.71	253,765
Band 43	65,090.463	15.51	1,009,553
Band 44	212.135	13.23	2,807
Band 45	1,349.465	12.90	17,408
Band 46	1,272,973.874	11.61	14,779,227
Band 47	102,204.064	11.48	1,173,303
Band 50	3,677.534	11.21	41,225
Band 51	4,517.474	11.03	49,828
Band 52	2,957.816	11.43	33,808
Band 54	351.494	11.09	3,898
Band 55	19,296.594	11.37	219,402
Band 56	120,691.584	11.55	1,393,988
Band 57	1,026.069	11.30	11,595
	15,244,238.734		$ 223,932,424

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	330,057.806	$ 18.46	$ 6,092,867
Band 7	291.155	18.38	5,351
Band 10	263,580.889	18.03	4,752,363
Band 11	17,536.943	17.95	314,788
Band 12	82,266.178	17.86	1,469,274
Band 13	4,681.228	11.81	55,285
Band 14	73,343.974	13.71	1,005,546
Band 15	271,666.678	13.65	3,708,250
Band 17	162,170.674	13.49	2,187,682
Band 20	538,079.705	17.69	9,518,630
Band 46	259,528.719	11.48	2,979,390
	2,003,203.949		$ 32,089,426
ING Large Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	4,303.282	$ 14.48	$ 62,312
Band 4	43,272.120	14.20	614,464
Band 5	22,683.376	14.15	320,970
Band 6	2,130,653.452	14.04	29,914,374
Band 7	1,126,810.730	13.98	15,752,814
Band 8	993,020.038	13.88	13,783,118
Band 9	61,615.216	13.82	851,522
Band 10	2,724,627.373	13.77	37,518,119
Band 11	645,862.991	13.71	8,854,782
Band 12	103,157.744	13.66	1,409,135
Band 13	947,949.933	13.61	12,901,599
Band 14	1,623,161.399	13.50	21,912,679
Band 15	1,038,029.392	13.45	13,961,495
Band 16	83,180.120	13.35	1,110,455
Band 17	1,540,422.434	13.29	20,472,214
Band 18	3,869.609	13.24	51,234
Band 19	83,478.016	13.14	1,096,901
Band 20	913,633.717	13.56	12,388,873
Band 21	68,432.470	13.40	916,995
Band 26	93,343.516	14.54	1,357,215
Band 27	56,882.754	14.20	807,735
Band 28	27,517.202	14.04	386,342
Band 29	9,996.253	13.98	139,748
Band 30	2,712.794	13.66	37,057
Band 31	795.570	13.50	10,740
Band 35	14,772.814	15.41	227,649
Band 36	8,466.551	15.20	128,692
Band 37	4,517.609	15.05	67,990
Band 38	191,819.165	15.15	2,906,060
Band 39	22,643.804	14.95	338,525
Band 40	32,085.044	14.80	474,859
Band 41	6,527.737	13.67	89,234
Band 42	1,490.210	13.46	20,058

Division/Contract	Units	Unit Value	Extended Value
ING Large Cap Growth Portfolio - Service Class (continued)			
Band 43	25,793.500	$ 13.30	$ 343,054
Band 46	1,048,579.120	12.72	13,337,926
Band 47	132,179.120	12.59	1,664,135
Band 52	3,322.456	13.80	45,850
Band 56	100,323.493	13.62	1,366,406
Band 57	7,472.657	13.38	99,984
Band 60	2,076.822	13.42	27,871
	15,951,481.603		$ 217,771,185
ING Large Cap Growth Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	11,643.883	$ 13.87	$ 161,501
Band 10	4,130.924	13.61	56,222
Band 15	13,113.696	13.29	174,281
Band 17	8,118.393	13.14	106,676
Band 20	8,947.507	13.40	119,897
Band 46	13,154.438	12.59	165,614
	59,108.841		$ 784,191
ING Large Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	3,598.667	$ 10.09	$ 36,311
Band 3	941.825	10.06	9,475
Band 4	31,802.852	10.07	320,255
Band 5	47,956.027	10.06	482,438
Band 6	569,147.045	10.05	5,719,928
Band 7	698,403.185	10.05	7,018,952
Band 8	302,099.582	10.04	3,033,080
Band 9	126,840.302	10.03	1,272,208
Band 10	793,834.033	10.03	7,962,155
Band 11	454,491.687	10.02	4,554,007
Band 12	176,267.500	10.02	1,766,200
Band 13	592,607.279	10.01	5,931,999
Band 14	1,146,571.594	10.00	11,465,716
Band 15	195,175.621	10.00	1,951,756
Band 16	27,527.859	9.99	275,003
Band 17	438,205.297	9.99	4,377,671
Band 18	18,640.990	9.98	186,037
Band 19	81,094.803	9.97	808,515
Band 20	327,575.246	10.01	3,279,028
Band 21	115,964.465	10.00	1,159,645
Band 25	6,269.349	10.10	63,320
Band 26	27,518.494	10.10	277,937
Band 27	8,759.219	10.07	88,205
Band 28	7,506.857	10.05	75,444
Band 29	10,045.381	10.05	100,956
Band 30	3,590.586	10.02	35,978
Band 31	142.608	10.00	1,426
Band 38	8,771.866	10.09	88,508
Band 41	10,354.075	10.02	103,748

Division/Contract	Units	Unit Value	Extended Value
ING Large Cap Value Portfolio - Service Class (continued)			
Band 42	3,600.592	$ 10.00	$ 36,006
Band 43	10,313.227	9.99	103,029
Band 44	188.072	9.95	1,871
Band 46	114,930.742	9.98	1,147,009
Band 47	64,676.332	9.96	644,176
Band 55	1,700.027	10.04	17,068
Band 56	31,775.224	10.08	320,294
Band 57	1,064.846	10.02	10,670
Band 60	2,933.710	10.03	29,425
	6,462,887.066		$ 64,755,449
ING Limited Maturity Bond Portfolio - Service Class			
Currently payable annuity contracts:	517.642	$ 25.23	$ 13,060
Contracts in accumulation period:			
Band 1	3,721.768	26.42	98,329
Band 2	159,404.909	25.23	4,021,786
Band 3	858.265	23.26	19,963
Band 4	43,767.499	23.86	1,044,293
Band 5	32,416.683	23.52	762,440
Band 6	463,361.395	23.05	10,680,480
Band 7	452,611.446	22.71	10,278,806
Band 8	308,130.402	22.26	6,858,983
Band 9	70,897.368	21.93	1,554,779
Band 10	148,474.939	21.68	3,218,937
Band 11	541,365.080	21.47	11,623,108
Band 12	122,106.361	21.18	2,586,213
Band 13	424,985.081	20.94	8,899,188
Band 14	430,747.227	20.45	8,808,781
Band 16	5,511.648	19.78	109,020
Band 17	65,463.193	19.55	1,279,805
Band 18	8,670.526	19.33	167,601
Band 19	21,034.408	18.88	397,130
Band 20	103,048.049	20.73	2,136,186
Band 21	29,769.860	20.02	595,993
Band 24	166.849	28.34	4,729
Band 25	12,540.962	25.85	324,184
Band 49	28,743.792	10.46	300,660
	3,478,315.352		$ 75,784,454

Division/Contract	Units	Unit Value	Extended Value
ING Liquid Assets Portfolio - Service Class			
Currently payable annuity contracts:	390.633	$ 18.05	$ 7,051
Contracts in accumulation period:			
Band 1	15,826.116	18.90	299,114
Band 2	147,730.273	18.22	2,691,646
Band 3	13,681.903	16.64	227,667
Band 4	495,766.691	17.06	8,457,780
Band 5	117,754.650	16.78	1,975,923
Band 6	7,655,564.266	16.47	126,087,143
Band 7	4,121,705.337	16.21	66,812,844
Band 8	6,569,785.570	15.91	104,525,288
Band 9	799,160.951	15.65	12,506,869
Band 10	8,416,484.500	15.47	130,203,015
Band 11	4,162,837.891	15.34	63,857,933
Band 12	598,839.708	15.12	9,054,456
Band 13	5,753,834.400	14.94	85,962,286
Band 14	6,483,920.662	14.60	94,665,242
Band 15	4,195,103.428	14.47	60,703,147
Band 16	326,126.046	14.14	4,611,422
Band 17	4,496,701.544	13.98	62,863,888
Band 18	29,746.844	13.81	410,804
Band 19	143,581.130	13.49	1,936,909
Band 20	1,459,796.673	14.82	21,634,187
Band 21	351,542.724	14.31	5,030,576
Band 23	2,322.626	9.76	22,669
Band 25	31,029.164	18.47	573,109
Band 26	973,774.584	18.25	17,771,386
Band 27	464,341.120	17.03	7,907,729
Band 28	301,900.630	16.44	4,963,246
Band 29	375,020.242	16.25	6,094,079
Band 30	63,571.394	15.16	963,742
Band 31	25,963.798	14.63	379,850
Band 35	81,828.381	19.12	1,564,559
Band 36	13,721.626	18.26	250,557
Band 37	1,798.039	17.64	31,717
Band 38	2,007,620.741	10.79	21,662,228
Band 39	129,187.861	10.61	1,370,683
Band 40	300,889.830	10.48	3,153,325
Band 41	365,772.062	10.14	3,708,929
Band 42	53,119.577	9.97	529,602
Band 43	268,088.997	9.84	2,637,996
Band 46	3,219,670.057	9.93	31,971,324
Band 47	653,046.668	9.83	6,419,449
Band 49	574,436.035	10.07	5,784,571
Band 50	20,145.935	10.02	201,862
Band 51	54,397.306	9.85	535,813
Band 52	4,276.469	10.21	43,663
Band 55	39,402.298	10.16	400,327
Band 56	953,252.323	9.81	9,351,405

Division/Contract	Units	Unit Value	Extended Value
ING Liquid Assets Portfolio - Service Class (continued)			
Band 57	142,033.850	$ 9.60	$ 1,363,525
Band 59	8,284.414	9.39	77,791
Band 60	11,709.037	9.63	112,758
Band 64	5,534.157	9.45	52,298
	67,502,021.161		$ 994,425,382
ING Liquid Assets Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	474,480.149	$ 10.29	$ 4,882,401
Band 7	67.663	10.24	693
Band 8	577.270	10.14	5,854
Band 10	219,317.272	10.05	2,204,139
Band 11	5,366.012	10.00	53,660
Band 12	92,504.092	9.95	920,416
Band 13	6,262.580	10.16	63,628
Band 14	28,297.803	10.00	282,978
Band 15	283,684.210	9.96	2,825,495
Band 17	43,021.518	9.84	423,332
Band 20	673,976.844	9.86	6,645,412
Band 46	103,784.645	9.87	1,024,354
	1,931,340.058		$ 19,332,362
ING Marsico Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	3,539.263	$ 18.01	$ 63,742
Band 2	96,275.988	17.44	1,679,053
Band 3	3,206.644	16.50	52,910
Band 4	110,156.457	16.77	1,847,324
Band 5	85,661.694	16.63	1,424,554
Band 6	3,313,503.114	16.37	54,242,046
Band 7	2,006,517.945	16.24	32,585,851
Band 8	2,348,766.317	15.98	37,533,286
Band 9	595,998.936	15.86	9,452,543
Band 10	3,299,008.695	15.73	51,893,407
Band 11	3,175,640.844	15.60	49,539,997
Band 12	547,116.795	15.48	8,469,368
Band 13	2,280,608.727	15.36	35,030,150
Band 14	2,981,380.883	15.11	45,048,665
Band 15	1,040,101.452	14.99	15,591,121
Band 16	133,532.468	14.75	1,969,604
Band 17	1,601,800.923	14.63	23,434,348
Band 18	31,788.541	14.52	461,570
Band 19	140,025.146	14.29	2,000,959
Band 20	942,910.561	15.23	14,360,528
Band 21	181,417.675	14.87	2,697,681
Band 25	28,864.609	17.73	511,770
Band 26	119,730.412	12.45	1,490,644
Band 27	11,883.449	12.17	144,622
Band 28	8,091.374	12.02	97,258
Band 29	41,079.760	11.98	492,136

	Units	Unit Value	Extended Value
ING Marsico Growth Portfolio - Service Class (continued)			
Band 30	543.267	$ 11.70	$ 6,356
Band 31	829.913	11.56	9,594
Band 38	94,799.072	10.70	1,014,350
Band 41	7,021.147	11.71	82,218
Band 42	2,490.093	11.53	28,711
Band 43	49,414.126	11.39	562,827
Band 44	178.057	11.08	1,973
Band 45	3,760.812	10.85	40,805
Band 46	1,861,981.673	10.26	19,103,932
Band 47	216,642.637	10.15	2,198,923
Band 50	606.075	10.30	6,243
Band 52	369.066	10.50	3,875
Band 56	271,842.414	9.15	2,487,358
Band 57	14,053.358	8.96	125,918
	27,653,140.382		$ 417,788,220
ING Marsico Growth Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	233,335.507	$ 15.03	$ 3,507,033
Band 7	4,194.937	14.96	62,756
Band 10	145,340.386	14.68	2,133,597
Band 11	4,234.589	14.61	61,867
Band 12	71,954.389	14.54	1,046,217
Band 13	4,942.128	10.45	51,645
Band 14	44,358.962	11.27	499,926
Band 15	158,524.037	11.22	1,778,640
Band 17	42,193.041	11.09	467,921
Band 20	352,927.988	14.40	5,082,163
Band 46	165,352.379	10.15	1,678,327
	1,227,358.343		$ 16,370,092
ING MFS Total Return Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	3,852.181	$ 29.85	$ 114,988
Band 2	45,308.527	28.83	1,306,245
Band 3	1,745.325	27.12	47,333
Band 4	156,628.930	27.61	4,324,525
Band 5	94,126.555	27.37	2,576,244
Band 6	3,226,359.164	26.90	86,789,062
Band 7	2,059,778.294	26.66	54,913,689
Band 8	2,081,280.228	26.20	54,529,542
Band 9	419,253.593	25.97	10,888,016
Band 10	2,551,462.386	25.75	65,700,156
Band 11	2,843,204.855	25.52	72,558,588
Band 12	690,797.711	25.30	17,477,182
Band 13	1,959,982.073	25.08	49,156,350
Band 14	2,847,179.458	24.64	70,154,502
Band 15	955,562.727	24.43	23,344,397
Band 16	136,029.075	24.00	3,264,698
Band 17	1,429,059.544	23.79	33,997,327

	Units	Unit Value	Extended Value
ING MFS Total Return Portfolio - Service Class (continued)			
Band 18	68,030.235	$ 23.58	$ 1,604,153
Band 19	144,723.889	23.17	3,353,253
Band 20	942,041.062	24.86	23,419,141
Band 21	246,922.834	24.21	5,978,002
Band 23	2,769.223	26.90	74,492
Band 24	243.728	31.45	7,665
Band 25	10,587.841	29.34	310,647
Band 26	233,761.350	29.08	6,797,780
Band 27	139,142.914	27.60	3,840,344
Band 28	66,582.536	26.89	1,790,404
Band 29	29,016.044	26.65	773,278
Band 30	12,444.727	25.29	314,727
Band 31	10,489.460	24.63	258,355
Band 34	510.371	22.02	11,238
Band 35	30,741.415	30.12	925,931
Band 36	5,235.788	29.09	152,309
Band 37	15,434.798	28.34	437,422
Band 38	225,137.007	13.70	3,084,377
Band 39	33,015.901	13.47	444,724
Band 40	9,772.750	13.30	129,978
Band 41	19,342.174	12.61	243,905
Band 42	54,649.203	12.39	677,104
Band 43	100,822.641	12.24	1,234,069
Band 44	2,060.125	11.15	22,970
Band 45	4,558.998	10.94	49,875
Band 46	1,714,266.054	10.58	18,136,935
Band 47	334,276.829	10.47	3,499,878
Band 49	75,442.241	9.62	725,754
Band 50	4,303.356	10.74	46,218
Band 55	442.598	10.89	4,820
Band 56	595,977.421	10.00	5,959,774
Band 57	29,165.313	9.79	285,528
Band 58	3,768.432	9.69	36,516
	26,667,289.884		$ 635,774,410
ING MFS Total Return Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	296,157.268	$ 13.85	$ 4,101,778
Band 7	12,323.758	13.78	169,821
Band 8	3,671.964	13.65	50,122
Band 10	348,161.140	13.52	4,707,139
Band 11	11,707.825	13.46	157,587
Band 12	165,669.037	13.40	2,219,965
Band 13	15,610.966	10.78	168,286
Band 14	66,854.832	11.35	758,802
Band 15	356,057.990	11.30	4,023,455
Band 17	162,635.777	11.17	1,816,642
Band 20	715,891.238	13.27	9,499,877
Band 46	317,051.251	10.48	3,322,697
	2,471,793.046		$ 30,996,171

	Units	Unit Value	Extended Value
ING MFS Utilities Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	3,623.625	$ 17.94	$ 65,008
Band 4	113,327.440	17.64	1,999,096
Band 5	16,067.796	17.58	282,472
Band 6	3,840,253.839	17.46	67,050,832
Band 7	1,294,309.503	17.40	22,520,985
Band 8	2,669,154.556	17.28	46,122,991
Band 9	217,860.041	17.22	3,751,550
Band 10	3,841,707.894	17.17	65,962,125
Band 11	996,428.331	17.11	17,048,889
Band 12	185,600.757	17.05	3,164,493
Band 13	1,691,492.673	16.99	28,738,461
Band 14	2,452,048.165	16.88	41,390,573
Band 15	2,710,113.590	16.82	45,584,111
Band 16	184,202.144	16.71	3,078,018
Band 17	2,969,223.093	16.65	49,437,564
Band 18	50,400.758	16.59	836,149
Band 19	199,527.769	16.48	3,288,218
Band 20	752,323.393	16.94	12,744,358
Band 21	134,093.564	16.76	2,247,408
Band 25	2,697.582	18.06	48,718
Band 26	183,192.669	18.00	3,297,468
Band 27	81,571.007	17.64	1,438,913
Band 28	31,047.518	17.46	542,090
Band 29	66,581.522	17.40	1,158,518
Band 30	12,306.554	17.05	209,827
Band 31	1,868.576	16.87	31,523
Band 35	42,014.995	10.35	434,855
Band 36	21,548.885	10.27	221,307
Band 37	1,244.214	10.21	12,703
Band 38	391,287.119	14.97	5,857,568
Band 39	159,031.270	10.17	1,617,348
Band 40	27,438.712	10.12	277,680
Band 41	41,390.317	17.06	706,119
Band 42	13,977.251	16.83	235,237
Band 43	60,049.011	16.66	1,000,417
Band 44	183.873	16.26	2,990
Band 45	1,484.608	16.09	23,887
Band 46	1,481,608.481	16.54	24,505,804
Band 47	219,116.809	16.37	3,586,942
Band 50	6,056.092	14.42	87,329
Band 51	5,197.017	14.18	73,694
Band 52	638.596	14.70	9,387
Band 54	1,457.075	14.26	20,778
Band 55	10,856.352	14.62	158,720
Band 56	312,980.196	9.71	3,039,038
Band 57	5,363.095	9.50	50,949
Band 59	410.339	9.29	3,812
Band 60	351.830	9.54	3,356
	27,504,710.496		$ 463,970,278

	Units	Unit Value	Extended Value
ING Morgan Stanley Global Franchise Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	5,548.774	$ 19.53	$ 108,368
Band 3	706.838	18.87	13,338
Band 4	59,377.304	19.06	1,131,731
Band 5	34,486.340	18.96	653,861
Band 6	2,790,056.283	18.78	52,397,257
Band 7	900,512.734	18.69	16,830,583
Band 8	1,167,129.469	18.51	21,603,566
Band 9	96,489.228	18.42	1,777,332
Band 10	3,618,527.193	18.33	66,327,603
Band 11	495,196.456	18.24	9,032,383
Band 12	169,003.725	18.15	3,067,418
Band 13	1,031,821.413	18.06	18,634,695
Band 14	1,789,273.226	17.88	31,992,205
Band 15	1,432,949.021	17.79	25,492,163
Band 16	94,347.351	17.62	1,662,400
Band 17	1,576,434.209	17.53	27,634,892
Band 18	7,852.205	17.45	137,021
Band 19	120,803.947	17.27	2,086,284
Band 20	568,944.161	17.97	10,223,927
Band 21	118,479.544	17.71	2,098,273
Band 25	6,470.269	19.72	127,594
Band 26	123,662.656	15.36	1,899,458
Band 27	42,889.605	15.05	645,489
Band 28	10,376.972	14.90	154,617
Band 29	54,493.030	14.84	808,677
Band 30	3,478.884	14.54	50,583
Band 38	74,537.731	13.70	1,021,167
Band 41	15,098.399	14.55	219,682
Band 42	355.318	14.36	5,102
Band 43	42,250.385	14.21	600,378
Band 45	293.224	13.72	4,023
Band 46	1,808,040.575	14.81	26,777,081
Band 47	156,962.222	14.66	2,301,066
Band 50	2,074.713	13.12	27,220
Band 51	25,211.098	12.90	325,223
Band 52	842.269	13.38	11,270
Band 53	772.531	13.20	10,197
Band 55	8,596.410	13.31	114,418
Band 56	445,024.005	11.12	4,948,667
Band 57	7,120.649	10.88	77,473
Band 59	8,764.867	10.64	93,258
Band 60	2,602.366	10.92	28,418
	18,917,857.599		$ 333,156,361

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units	Unit Value	Extended Value
ING Morgan Stanley Global Franchise Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	558,636.208	$ 19.94	$ 11,139,206
Band 7	2,704.781	19.85	53,690
Band 8	417.874	19.66	8,215
Band 10	413,545.788	19.48	8,055,872
Band 11	9,763.044	19.38	189,208
Band 12	143,605.252	19.29	2,770,145
Band 13	8,544.384	15.09	128,935
Band 14	92,820.855	16.00	1,485,134
Band 15	619,308.434	15.94	9,871,776
Band 17	207,650.694	15.75	3,270,498
Band 20	840,455.923	19.11	16,061,113
Band 46	393,958.879	14.66	5,775,437
	3,291,412.116		$ 58,809,229
ING Oppenheimer Active Allocation Portfolio - Service Class			
Contracts in accumulation period:			
Band 4	5,561.634	$ 11.34	$ 63,069
Band 6	1,104,621.683	11.28	12,460,133
Band 7	114,254.898	11.26	1,286,510
Band 8	227,533.519	11.23	2,555,201
Band 9	16,082.301	11.21	180,283
Band 10	1,842,019.652	11.19	20,612,200
Band 11	114,383.585	11.17	1,277,665
Band 12	24,031.779	11.15	267,954
Band 13	201,266.102	11.13	2,240,092
Band 14	140,576.744	11.09	1,558,996
Band 15	203,115.953	11.08	2,250,525
Band 16	12,964.715	11.04	143,130
Band 17	159,190.528	11.02	1,754,280
Band 19	508.682	10.96	5,575
Band 20	112,568.121	11.11	1,250,632
Band 21	8,688.561	11.06	96,095
Band 26	2,735.036	13.87	37,935
Band 27	3,473.389	13.76	47,794
Band 28	1,043.404	13.70	14,295
Band 29	819.210	13.68	11,207
Band 38	11,613.740	11.43	132,745
Band 41	1,831.396	13.57	24,852
Band 43	8,463.403	13.44	113,748
Band 46	153,887.403	10.98	1,689,684
Band 47	11,154.531	10.93	121,919
Band 55	3,420.909	11.23	38,417
Band 56	43,925.354	11.38	499,871
Band 57	2,669.364	11.17	29,817
	4,532,405.596		$ 50,764,624

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units	Unit Value	Extended Value
ING PIMCO High Yield Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	13,222.680	$ 16.32	$ 215,794
Band 4	201,809.554	16.01	3,230,971
Band 5	119,285.592	15.95	1,902,605
Band 6	3,817,891.936	15.83	60,437,229
Band 7	2,491,019.984	15.77	39,283,385
Band 8	2,042,968.719	15.64	31,952,031
Band 9	422,853.763	15.58	6,588,062
Band 10	4,033,509.937	15.52	62,600,074
Band 11	2,219,344.457	15.46	34,311,065
Band 12	726,481.354	15.40	11,187,813
Band 13	2,405,079.046	15.34	36,893,913
Band 14	4,810,950.299	15.22	73,222,664
Band 15	1,686,590.587	15.16	25,568,713
Band 16	222,210.785	15.05	3,344,272
Band 17	2,379,886.281	14.99	35,674,495
Band 18	44,668.450	14.93	666,900
Band 19	248,699.220	14.81	3,683,235
Band 20	1,526,830.177	15.28	23,329,965
Band 21	277,292.995	15.10	4,187,124
Band 24	223.506	16.97	3,793
Band 25	16,300.765	16.45	268,148
Band 26	364,931.234	16.39	5,981,223
Band 27	145,304.142	16.01	2,326,319
Band 28	123,770.505	15.82	1,958,049
Band 29	116,926.955	15.76	1,842,769
Band 30	10,105.855	15.40	155,630
Band 31	3,763.230	15.22	57,276
Band 35	77,752.245	15.61	1,213,713
Band 36	23,220.981	15.40	357,603
Band 37	11,878.740	15.25	181,151
Band 38	304,543.710	15.35	4,674,746
Band 39	49,247.751	15.14	745,611
Band 40	28,281.100	14.99	423,934
Band 41	30,400.315	15.41	468,469
Band 42	19,607.715	15.17	297,449
Band 43	91,354.402	14.99	1,369,402
Band 44	1,397.331	14.58	20,373
Band 45	570.234	14.41	8,217
Band 46	1,467,834.172	13.84	20,314,825
Band 47	258,510.948	13.69	3,539,015
Band 51	452.452	13.63	6,167
Band 55	18,675.521	14.06	262,578
Band 56	100,476.677	13.24	1,330,311
Band 57	17,008.468	12.96	220,430
Band 60	2,885.328	13.01	37,538
Band 64	2,005.337	10.80	21,658
	32,978,025.435		$ 506,366,707

	Units	Unit Value	Extended Value
ING PIMCO Total Return Bond Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	2,378.317	$ 21.13	$ 50,254
Band 2	64,107.364	20.40	1,307,790
Band 3	2,259.741	19.20	43,387
Band 4	645,456.849	19.54	12,612,227
Band 5	184,101.743	19.37	3,566,051
Band 6	20,027,467.019	19.04	381,322,972
Band 7	6,848,412.724	18.87	129,229,548
Band 8	10,751,967.824	18.54	199,341,483
Band 9	1,379,258.433	18.38	25,350,770
Band 10	36,121,780.078	18.22	658,138,833
Band 11	6,376,816.269	18.06	115,165,302
Band 12	1,411,066.813	17.91	25,272,207
Band 13	10,482,462.423	17.75	186,063,708
Band 14	12,197,495.062	17.44	212,724,314
Band 15	11,617,299.510	17.29	200,863,109
Band 16	1,148,979.823	16.99	19,521,167
Band 17	10,213,239.652	16.84	171,990,956
Band 18	173,219.150	16.69	2,891,028
Band 19	551,211.159	16.40	9,039,863
Band 20	3,397,061.036	17.59	59,754,304
Band 21	810,060.775	17.14	13,884,442
Band 25	47,973.594	20.77	996,412
Band 26	1,180,256.084	20.58	24,289,670
Band 27	445,273.319	19.53	8,696,188
Band 28	204,692.333	19.03	3,895,295
Band 29	400,065.910	18.86	7,545,243
Band 30	66,773.019	17.90	1,195,237
Band 31	13,273.989	17.43	231,366
Band 34	54.234	15.58	845
Band 35	70,589.878	21.31	1,504,270
Band 36	29,918.601	20.59	616,024
Band 37	3,782.825	20.06	75,883
Band 38	1,698,992.691	15.39	26,147,498
Band 39	121,378.465	15.13	1,836,456
Band 40	33,648.642	14.94	502,711
Band 41	191,670.210	14.48	2,775,385
Band 42	81,657.501	14.24	1,162,803
Band 43	640,563.293	14.06	9,006,320
Band 44	1,645.727	13.41	22,069
Band 45	6,917.579	13.22	91,450
Band 46	15,712,347.143	13.25	208,188,600
Band 47	2,127,253.222	13.11	27,888,290
Band 50	27,161.827	13.84	375,920
Band 51	9,740.353	13.61	132,566
Band 52	9,006.387	14.11	127,080
Band 53	1,316.111	13.92	18,320
Band 55	109,908.041	14.04	1,543,109

	Units	Unit Value	Extended Value
ING PIMCO Total Return Bond Portfolio - Service Class (continued)			
Band 56	4,715,154.381	$ 12.52	$ 59,033,733
Band 57	276,038.054	12.25	3,381,466
Band 58	3,023.561	12.12	36,646
Band 59	20,149.457	11.98	241,390
Band 60	20,596.982	12.29	253,137
Band 64	9,327.677	11.92	111,186
	162,686,252.854		$ 2,820,056,283
ING PIMCO Total Return Bond Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	879,036.840	$ 15.15	$ 13,317,408
Band 7	7,505.946	15.08	113,190
Band 8	1,577.513	14.94	23,568
Band 10	792,426.689	14.80	11,727,915
Band 11	17,762.747	14.73	261,645
Band 12	237,535.986	14.66	3,482,278
Band 13	5,004.783	13.48	67,464
Band 14	176,068.164	13.46	2,369,877
Band 15	432,127.059	13.40	5,790,503
Band 17	204,556.245	13.25	2,710,370
Band 20	1,323,948.300	14.52	19,223,729
Band 46	515,872.356	13.10	6,757,928
	4,593,422.628		$ 65,845,875
ING Pioneer Fund Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	517.746	$ 11.40	$ 5,902
Band 3	328.580	11.13	3,657
Band 4	37,100.056	11.21	415,892
Band 5	28,908.304	11.17	322,906
Band 6	700,025.998	11.09	7,763,288
Band 7	329,596.566	11.06	3,645,338
Band 8	228,589.112	10.98	2,509,908
Band 9	18,880.417	10.94	206,552
Band 10	516,600.160	10.91	5,636,108
Band 11	221,155.147	10.87	2,403,956
Band 12	100,791.230	10.83	1,091,569
Band 13	211,730.139	10.80	2,286,686
Band 14	550,125.036	10.72	5,897,340
Band 15	215,052.461	10.69	2,298,911
Band 16	19,740.742	10.61	209,449
Band 17	344,690.925	10.58	3,646,830
Band 18	9,129.924	10.54	96,229
Band 19	34,717.337	10.47	363,491
Band 20	222,222.969	10.76	2,391,119
Band 21	37,989.890	10.65	404,592
Band 25	3,798.087	11.47	43,564
Band 26	28,145.172	11.43	321,699
Band 27	33,996.813	11.20	380,764
Band 28	12,228.808	11.09	135,617

	Units	Unit Value	Extended Value
ING Pioneer Fund Portfolio - Service Class (continued)			
Band 29	3,973.272	$ 11.05	$ 43,905
Band 31	512.103	10.72	5,490
Band 35	19,347.051	11.59	224,232
Band 36	2,273.060	11.43	25,981
Band 38	144,776.949	11.40	1,650,457
Band 39	23,610.472	11.24	265,382
Band 40	26,376.944	11.13	293,575
Band 41	6,668.610	10.84	72,288
Band 42	10,459.698	10.69	111,814
Band 43	14,057.630	10.58	148,730
Band 45	766.611	10.22	7,835
Band 46	202,623.359	10.51	2,129,572
Band 47	49,019.812	10.40	509,806
Band 50	512.694	9.66	4,953
Band 55	2,788.380	9.80	27,326
Band 56	42,802.392	9.06	387,790
	4,456,630.656		$ 48,390,503
ING Pioneer Mid Cap Value Portfolio - Service Class			
Currently payable annuity contracts:	2,053.089	$ 11.44	$ 23,487
Contracts in accumulation period:			
Band 1	5,342.038	10.64	56,839
Band 2	464,875.222	11.44	5,318,173
Band 3	12,181.029	11.17	136,062
Band 4	143,707.485	11.25	1,616,709
Band 5	143,438.290	11.21	1,607,943
Band 6	5,724,050.427	11.13	63,708,681
Band 7	3,350,878.729	11.09	37,161,245
Band 8	2,997,265.843	11.02	33,029,870
Band 9	440,451.597	10.98	4,836,159
Band 10	5,051,320.516	10.94	55,261,446
Band 11	3,065,515.670	10.91	33,444,776
Band 12	759,846.978	10.87	8,259,537
Band 13	2,679,377.890	10.83	29,017,663
Band 14	5,401,694.640	10.76	58,122,234
Band 15	2,060,299.376	10.72	22,086,409
Band 16	162,242.862	10.65	1,727,886
Band 17	2,986,779.263	10.62	31,719,596
Band 18	60,592.463	10.58	641,068
Band 19	235,061.863	10.51	2,470,500
Band 20	2,840,483.270	10.80	30,677,219
Band 21	330,622.125	10.69	3,534,351
Band 25	26,697.796	11.51	307,292
Band 26	129,346.123	11.47	1,483,600
Band 27	28,433.561	11.24	319,593
Band 28	54,155.160	11.13	602,747
Band 29	41,392.930	11.09	459,048
Band 30	3,854.202	10.87	41,895
Band 31	171.499	10.76	1,845

	Units	Unit Value	Extended Value
ING Pioneer Mid Cap Value Portfolio - Service Class (continued)			
Band 35	54,970.525	$ 11.63	$ 639,307
Band 36	16,407.993	11.47	188,200
Band 37	9,402.173	11.36	106,809
Band 38	625,071.161	11.44	7,150,814
Band 39	236,685.621	11.28	2,669,814
Band 40	38,338.913	11.17	428,246
Band 41	20,250.870	10.88	220,329
Band 42	36,959.545	10.73	396,576
Band 43	69,847.981	10.62	741,786
Band 44	691.155	10.36	7,160
Band 45	348.777	10.26	3,578
Band 46	1,735,577.858	10.54	18,292,991
Band 47	211,620.032	10.44	2,209,313
Band 50	8,994.911	10.20	91,748
Band 51	3,098.780	10.03	31,081
Band 52	309.166	10.40	3,215
Band 54	1,283.624	10.09	12,952
Band 55	3,240.892	10.34	33,511
Band 56	107,615.239	9.42	1,013,736
Band 57	1,725.355	9.21	15,891
	42,384,572.507		$ 461,930,930
ING Retirement Conservative Portfolio - Adviser Class			
Contracts in accumulation period:			
Band 4	218,623.375	$ 9.20	$ 2,011,335
Band 5	35,280.751	9.19	324,230
Band 6	7,346,127.624	9.17	67,363,990
Band 7	2,424,076.091	9.16	22,204,537
Band 8	4,199,403.351	9.14	38,382,547
Band 9	964,147.970	9.13	8,802,671
Band 10	12,893,848.571	9.12	117,591,899
Band 11	2,754,471.616	9.11	25,093,236
Band 12	279,668.456	9.10	2,544,983
Band 13	4,807,901.289	9.09	43,703,823
Band 14	3,569,902.549	9.07	32,379,016
Band 15	5,987,264.179	9.06	54,244,613
Band 16	430,697.024	9.04	3,893,501
Band 17	4,076,582.694	9.03	36,811,542
Band 18	48,020.834	9.02	433,148
Band 19	218,770.830	9.00	1,968,937
Band 20	1,305,964.649	9.08	11,858,159
Band 21	385,443.410	9.05	3,488,263
Band 26	176,877.558	9.26	1,637,886
Band 27	26,811.754	9.20	246,668
Band 28	77,001.429	9.17	706,103
Band 29	83,899.046	9.16	768,515
Band 30	5,826.518	9.10	53,021
Band 31	7,028.945	9.07	63,753
Band 38	454,830.990	9.25	4,207,187

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units	Unit Value	Extended Value
ING Retirement Conservative Portfolio - Adviser Class (continued)			
Band 41	43,433.182	$ 9.10	$ 395,242
Band 42	60,093.339	9.06	544,446
Band 43	202,324.935	9.03	1,826,994
Band 46	4,321,680.374	9.01	38,938,340
Band 47	1,126,760.792	8.98	10,118,312
Band 51	8,965.828	9.03	80,961
Band 56	2,407,598.992	9.22	22,198,063
Band 57	22,109.795	9.11	201,420
	60,971,438.740		$ 555,087,341
ING Retirement Growth Portfolio - Adviser Class			
Contracts in accumulation period:			
Band 2	13,138.022	$ 10.14	$ 133,220
Band 4	1,712,415.001	10.08	17,261,143
Band 5	76,647.149	10.07	771,837
Band 6	68,956,113.898	10.05	693,008,945
Band 7	10,424,292.764	10.04	104,659,899
Band 8	37,773,446.652	10.01	378,112,201
Band 9	4,201,719.798	10.00	42,017,198
Band 10	83,035,421.937	9.99	829,523,865
Band 11	9,339,027.945	9.98	93,203,499
Band 12	1,055,183.837	9.97	10,520,183
Band 13	23,660,153.441	9.96	235,655,128
Band 14	27,345,301.350	9.93	271,538,842
Band 15	38,938,265.114	9.92	386,267,590
Band 16	2,249,284.465	9.90	22,267,916
Band 17	38,443,712.725	9.89	380,208,319
Band 18	70,924.044	9.88	700,730
Band 19	839,651.067	9.86	8,278,960
Band 20	9,731,749.538	9.95	96,830,908
Band 21	2,154,055.082	9.91	21,346,686
Band 26	893,602.967	10.15	9,070,070
Band 27	372,229.079	10.08	3,752,069
Band 28	251,815.970	10.05	2,530,750
Band 29	281,908.031	10.03	2,827,538
Band 30	48,448.200	9.97	483,029
Band 31	32,437.658	9.93	322,106
Band 38	2,825,380.176	10.14	28,649,355
Band 41	690,195.482	9.97	6,881,249
Band 42	49,413.006	9.92	490,177
Band 43	1,673,168.192	9.89	16,547,633
Band 44	310.709	9.81	3,048
Band 45	5,290.827	9.78	51,744
Band 46	31,903,620.901	9.87	314,888,738
Band 47	3,444,258.040	9.83	33,857,057
Band 50	332,312.434	9.96	3,309,832
Band 51	119,257.357	9.89	1,179,455
Band 52	525.357	10.04	5,275
Band 53	3,565.739	9.98	35,586

	Units	Unit Value	Extended Value
ING Retirement Growth Portfolio - Adviser Class (continued)			
Band 55	242,545.858	$ 10.01	$ 2,427,884
Band 56	8,887,788.203	10.10	89,766,661
Band 57	196,085.865	9.98	1,956,937
Band 58	6,665.031	9.92	66,117
Band 59	88,697.554	9.86	874,558
Band 60	2,143.528	10.00	21,435
Band 62	20,801.791	9.88	205,522
Band 64	3,399.943	9.91	33,693
	412,396,371.727		$ 4,112,544,587
ING Retirement Moderate Growth Portfolio - Adviser Class			
Contracts in accumulation period:			
Band 2	22,061.541	$ 10.50	$ 231,646
Band 4	2,214,578.200	10.44	23,120,196
Band 5	104,423.804	10.43	1,089,140
Band 6	42,036,779.685	10.40	437,182,509
Band 7	7,416,904.982	10.39	77,061,643
Band 8	21,149,318.624	10.37	219,318,434
Band 9	5,025,261.155	10.36	52,061,706
Band 10	58,979,396.485	10.34	609,846,960
Band 11	8,955,848.068	10.33	92,513,911
Band 12	699,255.466	10.32	7,216,316
Band 13	12,280,940.023	10.31	126,616,492
Band 14	19,662,438.384	10.29	202,326,491
Band 15	24,435,172.446	10.28	251,193,573
Band 16	1,461,252.385	10.25	14,977,837
Band 17	21,738,891.438	10.24	222,606,248
Band 18	82,813.641	10.23	847,184
Band 19	600,064.763	10.21	6,126,661
Band 20	7,226,734.263	10.30	74,435,363
Band 21	2,509,942.310	10.26	25,752,008
Band 26	771,775.787	10.51	8,111,364
Band 27	459,948.975	10.44	4,801,867
Band 28	262,869.229	10.40	2,733,840
Band 29	343,917.526	10.39	3,573,303
Band 30	65,114.476	10.32	671,981
Band 31	8,113.691	10.29	83,490
Band 38	2,579,798.995	10.50	27,087,889
Band 41	277,230.978	10.32	2,861,024
Band 42	97,525.522	10.28	1,002,562
Band 43	1,294,569.938	10.24	13,256,396
Band 44	322.608	10.16	3,278
Band 45	12,833.258	10.13	130,001
Band 46	21,679,284.631	10.22	221,562,289
Band 47	2,026,044.294	10.18	20,625,131
Band 50	81,183.331	10.31	837,000
Band 51	49,954.659	10.24	511,536
Band 52	5,947.269	10.39	61,792
Band 53	6,322.924	10.33	65,316

	Units	Unit Value	Extended Value
ING Retirement Moderate Growth Portfolio - Adviser Class (continued)			
Band 55	136,995.175	$ 10.37	$ 1,420,640
Band 56	9,904,727.978	10.46	103,603,455
Band 57	89,649.860	10.33	926,083
Band 58	28,642.523	10.28	294,445
Band 59	25,260.361	10.21	257,908
Band 60	11,491.181	10.36	119,049
Band 62	5,986.378	10.23	61,241
Band 64	24,173.758	10.27	248,264
	276,851,762.968		$ 2,859,435,462
ING Retirement Moderate Portfolio - Adviser Class			
Contracts in accumulation period:			
Band 2	32,070.628	$ 10.82	$ 347,004
Band 4	1,378,836.689	10.76	14,836,283
Band 5	48,031.182	10.75	516,335
Band 6	22,515,408.160	10.73	241,590,330
Band 7	5,638,395.622	10.71	60,387,217
Band 8	12,059,151.836	10.69	128,912,333
Band 9	3,183,150.585	10.68	33,996,048
Band 10	30,468,674.227	10.67	325,100,754
Band 11	5,331,195.248	10.65	56,777,229
Band 12	888,474.800	10.64	9,453,372
Band 13	7,634,659.285	10.63	81,156,428
Band 14	10,972,555.736	10.61	116,418,816
Band 15	11,686,641.338	10.59	123,761,532
Band 16	1,130,163.302	10.57	11,945,826
Band 17	11,688,265.725	10.56	123,428,086
Band 18	39,138.980	10.55	412,916
Band 19	499,085.483	10.52	5,250,379
Band 20	4,431,414.901	10.62	47,061,626
Band 21	1,544,138.668	10.58	16,336,987
Band 26	636,798.029	10.83	6,896,523
Band 27	484,999.497	10.76	5,218,595
Band 28	218,236.221	10.72	2,339,492
Band 29	150,578.957	10.71	1,612,701
Band 30	62,793.304	10.64	668,121
Band 31	10,266.179	10.61	108,924
Band 34	13,812.939	10.45	144,345
Band 38	1,739,307.064	10.82	18,819,302
Band 41	185,441.594	10.64	1,973,099
Band 42	39,557.471	10.60	419,309
Band 43	1,004,298.880	10.56	10,605,396
Band 45	427.132	10.44	4,459
Band 46	12,586,823.892	10.53	132,539,256
Band 47	1,402,626.421	10.50	14,727,577
Band 50	4,680.429	10.63	49,753
Band 51	71,992.611	10.56	760,242
Band 52	23,453.217	10.71	251,184
Band 53	16,040.719	10.65	170,834

	Units	Unit Value	Extended Value
ING Retirement Moderate Portfolio - Adviser Class (continued)			
Band 55	46,222.197	$ 10.69	$ 494,115
Band 56	7,788,995.647	10.79	84,043,263
Band 57	81,658.319	10.65	869,661
Band 58	2,111.662	10.60	22,384
Band 59	16,546.255	10.52	174,067
Band 60	55,637.433	10.68	594,208
Band 64	52,446.255	10.58	554,881
	157,865,204.719		$ 1,681,751,192
ING T. Rowe Price Capital Appreciation Portfolio - Service Class			
Currently payable annuity contracts:	5,074.914	$ 57.56	$ 292,112
Contracts in accumulation period:			
Band 1	11,063.085	60.29	666,993
Band 2	178,696.479	57.56	10,285,769
Band 3	10,692.741	53.07	567,464
Band 4	176,320.221	54.41	9,593,583
Band 5	119,706.857	53.71	6,429,455
Band 6	7,077,205.548	52.55	371,907,152
Band 7	2,647,507.834	51.87	137,326,231
Band 8	3,524,504.371	50.75	178,868,597
Band 9	390,353.452	50.09	19,552,804
Band 10	8,380,631.046	49.51	414,925,043
Band 11	2,665,151.593	48.94	130,432,519
Band 12	730,032.977	48.38	35,318,995
Band 13	3,580,245.994	47.82	171,207,363
Band 14	4,136,336.125	46.71	193,208,260
Band 15	3,106,109.487	46.17	143,409,075
Band 16	380,199.648	45.11	17,150,806
Band 17	3,389,822.085	44.58	151,118,269
Band 18	99,043.898	44.06	4,363,874
Band 19	314,990.594	43.04	13,557,195
Band 20	1,658,943.483	47.26	78,401,669
Band 21	286,203.626	45.63	13,059,471
Band 25	25,009.996	58.92	1,473,589
Band 26	629,363.118	14.13	8,892,901
Band 27	257,989.394	13.85	3,573,153
Band 28	103,813.440	13.71	1,423,282
Band 29	317,570.150	13.66	4,338,008
Band 30	19,236.385	13.38	257,383
Band 31	4,017.831	13.25	53,236
Band 35	318,305.199	11.16	3,552,286
Band 36	65,141.949	11.08	721,773
Band 37	21,042.249	11.02	231,886
Band 38	3,553,892.179	12.60	44,779,041
Band 39	451,328.556	10.97	4,951,074
Band 40	108,134.703	10.91	1,179,750
Band 41	138,564.701	13.39	1,855,381
Band 42	29,166.296	13.21	385,287

	Units	Unit Value	Extended Value
ING T. Rowe Price Capital Appreciation Portfolio - Service Class (continued)			
Band 43	342,912.190	$ 13.08	$ 4,485,291
Band 44	3,038.942	12.76	38,777
Band 45	52,655.460	12.63	665,038
Band 46	10,778,733.113	12.69	136,782,123
Band 47	1,453,926.843	12.55	18,246,782
Band 49	278,336.233	10.68	2,972,631
Band 50	14,042.912	12.09	169,779
Band 51	26,884.292	11.89	319,654
Band 52	41,774.072	12.33	515,074
Band 53	2,576.530	12.16	31,331
Band 54	2,214.695	11.95	26,466
Band 55	32,792.077	12.26	402,031
Band 56	2,069,695.472	11.19	23,159,892
Band 57	135,230.729	10.94	1,479,424
Band 58	6,175.165	10.83	66,877
Band 59	76,963.948	10.70	823,514
Band 60	87,762.682	10.99	964,512
Band 62	3,720.500	10.75	39,995
Band 64	32,211.798	10.65	343,056
	64,353,059.857		$ 2,370,842,976
ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	873,586.973	$ 18.55	$ 16,205,038
Band 7	605.240	18.47	11,179
Band 10	575,997.350	18.12	10,437,072
Band 11	10,086.472	18.04	181,960
Band 12	307,779.491	17.95	5,524,642
Band 13	3,983.362	12.92	51,465
Band 14	137,223.796	14.24	1,954,067
Band 15	592,103.800	14.18	8,396,032
Band 17	202,762.867	14.01	2,840,708
Band 20	1,096,493.518	17.78	19,495,655
Band 46	638,906.539	12.55	8,018,277
	4,439,529.408		$ 73,116,095
ING T. Rowe Price Equity Income Portfolio - Service Class			
Currently payable annuity contracts:	3,415.703	$ 33.15	$ 113,231
Contracts in accumulation period:			
Band 1	41,661.412	34.72	1,446,484
Band 2	444,996.379	33.15	14,751,630
Band 3	5,828.562	30.56	178,121
Band 4	136,499.059	31.33	4,276,516
Band 5	73,409.839	30.93	2,270,566
Band 6	2,820,630.680	30.26	85,352,284

	Units	Unit Value	Extended Value
ING T. Rowe Price Equity Income Portfolio - Service Class **(continued)**			
Band 7	1,894,792.418	$ 29.87	$ 56,597,450
Band 8	1,582,039.721	29.23	46,243,021
Band 9	210,869.974	28.85	6,083,599
Band 10	2,896,142.833	28.51	82,569,032
Band 11	1,647,603.663	28.18	46,429,471
Band 12	469,128.375	27.86	13,069,917
Band 13	1,569,363.240	27.54	43,220,264
Band 14	2,868,133.877	26.90	77,152,801
Band 15	947,023.406	26.59	25,181,352
Band 16	105,843.829	25.97	2,748,764
Band 17	1,829,460.164	25.67	46,962,242
Band 18	50,248.699	25.37	1,274,809
Band 19	167,723.004	24.78	4,156,176
Band 20	1,049,862.102	27.22	28,577,246
Band 21	205,802.904	26.28	5,408,500
Band 24	42.499	37.21	1,581
Band 25	24,527.315	33.93	832,212
Band 26	251,736.011	12.26	3,086,283
Band 27	118,220.074	11.98	1,416,276
Band 28	65,747.872	11.84	778,455
Band 29	83,312.278	11.79	982,252
Band 30	17,170.336	11.52	197,802
Band 31	3,248.916	11.38	36,973
Band 35	20,907.010	11.50	240,431
Band 36	8,902.362	11.34	100,953
Band 37	53,467.687	11.23	600,442
Band 38	549,500.899	11.31	6,214,855
Band 39	79,553.468	11.15	887,021
Band 40	60,737.986	11.04	670,547
Band 41	19,803.095	11.53	228,330
Band 42	24,155.721	11.35	274,167
Band 43	86,745.328	11.22	973,283
Band 44	1,957.657	10.91	21,358
Band 45	1,767.448	10.69	18,894
Band 46	2,208,129.671	10.19	22,500,841
Band 47	305,386.349	10.08	3,078,294
Band 50	1,926.071	9.88	19,030
Band 51	3,661.843	9.72	35,593
Band 52	1,736.959	10.08	17,509
Band 55	20,784.409	10.02	208,260
Band 56	621,098.024	9.19	5,707,891
Band 57	4,264.780	8.99	38,340
Band 60	346.275	9.03	3,152
	25,659,318.186		$ 643,234,501

	Units	Unit Value	Extended Value
ING T. Rowe Price Equity Income Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	344,638.288	$ 14.36	$ 4,949,006
Band 8	587.266	14.16	8,316
Band 10	241,796.943	14.02	3,389,993
Band 11	28,702.911	13.96	400,693
Band 12	100,537.573	13.89	1,396,467
Band 13	1,283.518	10.38	13,323
Band 14	38,598.602	11.27	435,006
Band 15	197,161.722	11.22	2,212,155
Band 17	84,512.112	11.09	937,239
Band 20	562,129.291	13.76	7,734,899
Band 46	179,965.838	10.09	1,815,855
	1,779,914.064		$ 23,292,952
ING T. Rowe Price International Stock Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	7,349.477	$ 12.15	$ 89,296
Band 4	65,828.235	11.94	785,989
Band 5	46,985.998	11.90	559,133
Band 6	1,461,018.788	11.82	17,269,242
Band 7	772,576.275	11.78	9,100,949
Band 8	735,903.938	11.70	8,610,076
Band 9	149,496.407	11.66	1,743,128
Band 10	1,874,983.782	11.63	21,806,061
Band 11	412,625.891	11.59	4,782,334
Band 12	155,542.269	11.55	1,796,513
Band 13	836,742.334	11.51	9,630,904
Band 14	1,220,197.310	11.43	13,946,855
Band 15	700,849.234	11.39	7,982,673
Band 16	97,008.114	11.31	1,097,162
Band 17	1,009,985.546	11.28	11,392,637
Band 18	10,299.649	11.24	115,768
Band 19	38,594.881	11.16	430,719
Band 20	443,773.379	11.47	5,090,081
Band 21	132,921.188	11.35	1,508,655
Band 25	21,935.531	12.23	268,272
Band 26	74,480.991	12.19	907,923
Band 27	9,655.140	11.94	115,282
Band 28	8,682.173	11.82	102,623
Band 29	9,261.755	11.78	109,103
Band 30	1,819.536	11.54	20,997
Band 31	2,200.635	11.43	25,153
Band 35	5,433.868	7.22	39,233
Band 38	142,426.275	9.65	1,374,414
Band 39	42,481.207	7.10	301,617
Band 40	7,432.867	7.06	52,476
Band 41	2,860.152	11.55	33,035
Band 42	3,054.932	11.40	34,826
Band 43	19,654.382	11.28	221,701

	Units	Unit Value	Extended Value
ING T. Rowe Price International Stock Portfolio - Service Class (continued)			
Band 45	1,675.513	$ 10.90	$ 18,263
Band 46	613,214.796	11.20	6,868,006
Band 47	82,371.621	11.08	912,678
Band 50	14,234.083	9.23	131,381
Band 51	4,856.503	9.08	44,097
Band 52	1,082.486	9.42	10,197
Band 55	283.198	9.36	2,651
Band 56	183,693.508	7.01	1,287,691
Band 57	5,113.184	6.86	35,076
Band 59	617.297	6.71	4,142
	11,431,204.328		$ 130,659,012
ING Templeton Global Growth Portfolio - Service Class			
Currently payable annuity contracts:	639.796	$ 22.12	$ 14,152
Contracts in accumulation period:			
Band 1	3,838.883	22.99	88,256
Band 2	244,877.709	22.12	5,416,695
Band 3	5,317.595	20.68	109,968
Band 4	96,897.285	21.06	2,040,657
Band 5	39,470.542	20.83	822,171
Band 6	1,363,263.734	20.46	27,892,376
Band 7	996,404.577	20.23	20,157,265
Band 8	1,060,964.628	19.87	21,081,367
Band 9	212,918.048	19.65	4,183,840
Band 10	1,437,968.395	19.46	27,982,865
Band 11	641,973.274	19.27	12,370,825
Band 12	248,042.292	19.09	4,735,127
Band 13	877,408.517	18.90	16,583,021
Band 14	1,506,653.145	18.53	27,918,283
Band 15	462,920.259	18.35	8,494,587
Band 16	75,860.365	18.00	1,365,487
Band 17	933,990.035	17.82	16,643,702
Band 18	18,380.090	17.65	324,409
Band 19	68,343.811	17.31	1,183,031
Band 20	488,658.911	18.72	9,147,695
Band 21	119,233.302	18.18	2,167,661
Band 25	15,653.667	22.51	352,364
Band 26	106,557.751	11.03	1,175,332
Band 27	15,654.512	10.81	169,225
Band 28	11,092.426	10.70	118,689
Band 29	25,487.760	10.66	271,700
Band 30	193.999	10.44	2,025
Band 38	147,724.211	9.22	1,362,017
Band 41	12,824.500	10.45	134,016
Band 42	3,404.939	10.31	35,105
Band 43	21,748.667	10.20	221,836
Band 45	1,739.226	9.86	17,149
Band 46	833,153.748	9.76	8,131,581
Band 47	109,732.133	9.65	1,058,915

	Units	Unit Value	Extended Value
ING Templeton Global Growth Portfolio - Service Class (continued)			
Band 50	2,473.898	$ 8.86	$ 21,919
Band 56	574,989.437	8.05	4,628,665
Band 57	392.709	7.87	3,091
Band 59	2,904.782	7.70	22,367
Band 60	17,121.681	7.90	135,261
	12,806,875.239		$ 228,584,697
ING Templeton Global Growth Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	44,283.646	$ 14.99	$ 663,812
Band 7	542.956	14.92	8,101
Band 10	28,674.021	14.64	419,788
Band 12	30,214.525	14.51	438,413
Band 13	4,964.843	9.95	49,400
Band 14	8,707.302	10.34	90,034
Band 15	28,960.905	10.29	298,008
Band 17	8,621.899	10.17	87,685
Band 20	99,051.780	14.37	1,423,374
Band 46	43,695.744	9.66	422,101
	297,717.621		$ 3,900,716
ING Diversified International Fund - Class R			
Contracts in accumulation period:			
Band 35	31.634	$ 7.89	$ 250
Band 38	10,595.517	7.79	82,539
Band 39	3,492.453	7.71	26,927
Band 40	2,380.721	7.64	18,189
	16,500.325		$ 127,905
ING American Century Small-Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	7,425.670	$ 17.74	$ 131,731
Band 36	9,354.143	17.40	162,762
Band 37	471.442	17.14	8,081
Band 38	77,473.489	18.85	1,460,375
Band 39	10,335.230	18.53	191,512
Band 40	1,125.106	18.30	20,589
	106,185.080		$ 1,975,050
ING Baron Small Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	8,500.098	$ 13.05	$ 110,926
Band 4	94,226.433	12.83	1,208,925
Band 5	11,720.043	12.79	149,899
Band 6	4,238,575.265	12.70	53,829,906
Band 7	1,007,997.487	12.66	12,761,248
Band 8	2,421,461.588	12.57	30,437,772

	Units	Unit Value	Extended Value
ING Baron Small Cap Growth Portfolio - Service Class (continued)			
Band 9	223,538.429	$ 12.53	$ 2,800,937
Band 10	5,449,849.503	12.49	68,068,620
Band 11	698,960.170	12.44	8,695,065
Band 12	149,528.917	12.40	1,854,159
Band 13	1,736,449.379	12.36	21,462,514
Band 14	1,745,719.213	12.28	21,437,432
Band 15	1,832,414.374	12.23	22,410,428
Band 16	297,304.042	12.15	3,612,244
Band 17	2,078,863.276	12.11	25,175,034
Band 18	5,376.126	12.07	64,890
Band 19	50,141.830	11.99	601,201
Band 20	523,131.882	12.32	6,444,985
Band 21	94,271.451	12.19	1,149,169
Band 26	177,965.296	13.09	2,329,566
Band 27	33,931.135	12.83	435,336
Band 28	44,462.632	12.70	564,675
Band 29	53,857.780	12.66	681,839
Band 30	3,756.564	12.40	46,581
Band 31	9,306.315	12.27	114,188
Band 35	41,598.256	18.76	780,383
Band 36	9,920.042	18.39	182,430
Band 37	5,084.490	18.13	92,182
Band 38	554,249.157	18.30	10,142,760
Band 39	178,516.854	17.99	3,211,518
Band 40	34,090.655	17.76	605,450
Band 41	18,585.612	12.41	230,647
Band 42	9,373.374	12.24	114,730
Band 43	80,425.300	12.12	974,755
Band 44	651.817	11.82	7,704
Band 45	4,720.089	11.70	55,225
Band 46	2,084,889.941	12.03	25,081,226
Band 47	345,819.923	11.90	4,115,257
Band 50	9,079.677	10.95	99,422
Band 52	2,491.668	11.16	27,807
Band 53	795.808	11.01	8,762
Band 54	748.237	10.83	8,103
Band 55	7,817.994	11.10	86,780
Band 56	317,631.659	10.54	3,347,838
Band 57	10,045.688	10.31	103,571
Band 59	2,724.891	10.08	27,467
Band 60	1,325.427	10.35	13,718
Band 64	2,007.453	10.58	21,239
	26,713,903.240		$ 335,786,513

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units	Unit Value	Extended Value
ING Columbia Small Cap Value II Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	10,255.424	$ 9.89	$ 101,426
Band 4	51,719.690	9.75	504,267
Band 5	15,465.966	9.73	150,484
Band 6	2,223,917.413	9.67	21,505,281
Band 7	302,379.440	9.64	2,914,938
Band 8	991,484.911	9.59	9,508,340
Band 9	81,679.710	9.56	780,858
Band 10	3,006,945.753	9.53	28,656,193
Band 11	433,173.712	9.50	4,115,150
Band 12	91,439.715	9.48	866,848
Band 13	975,691.228	9.45	9,220,282
Band 14	889,518.876	9.39	8,352,582
Band 15	1,128,871.775	9.37	10,577,529
Band 16	133,336.274	9.31	1,241,361
Band 17	969,197.984	9.29	9,003,849
Band 18	7,570.473	9.26	70,103
Band 19	18,851.916	9.21	173,626
Band 20	344,969.565	9.42	3,249,613
Band 21	70,884.503	9.34	662,061
Band 26	74,976.494	9.92	743,767
Band 27	48,409.337	9.75	471,991
Band 28	4,484.387	9.67	43,364
Band 29	9,465.731	9.64	91,250
Band 30	4,895.396	9.48	46,408
Band 31	26.543	9.39	249
Band 38	69,726.068	10.85	756,528
Band 41	3,298.382	9.48	31,269
Band 42	24,994.136	9.37	234,195
Band 43	35,741.573	9.29	332,039
Band 46	987,514.030	9.23	9,114,754
Band 47	268,406.142	9.15	2,455,916
Band 50	7,436.122	10.43	77,559
Band 51	724.153	10.25	7,423
Band 53	1,703.244	10.49	17,867
Band 54	1,504.182	10.31	15,508
Band 55	8,721.519	10.58	92,274
Band 56	123,084.459	10.42	1,282,540
Band 57	4,853.379	10.19	49,456
Band 59	997.190	9.97	9,942
Band 60	670.692	10.24	6,868
	13,428,987.487		$ 127,535,958

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units	Unit Value	Extended Value
ING Davis New York Venture Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	23,282.281	$ 9.46	$ 220,250
Band 4	123,908.074	9.31	1,153,584
Band 5	24,920.446	9.29	231,511
Band 6	3,608,516.375	9.23	33,306,606
Band 7	575,208.092	9.20	5,291,914
Band 8	1,898,290.963	9.14	17,350,379
Band 9	409,116.473	9.12	3,731,142
Band 10	6,969,873.996	9.09	63,356,155
Band 11	819,616.159	9.06	7,425,722
Band 12	127,463.096	9.03	1,150,992
Band 13	1,402,454.409	9.00	12,622,090
Band 14	2,062,835.037	8.95	18,462,374
Band 15	2,253,088.565	8.92	20,097,550
Band 16	244,972.670	8.86	2,170,458
Band 17	1,580,035.638	8.84	13,967,515
Band 18	8,329.495	8.81	73,383
Band 19	31,922.966	8.75	279,326
Band 20	450,004.320	8.97	4,036,539
Band 21	162,749.093	8.89	1,446,839
Band 25	4,911.495	9.52	46,757
Band 26	125,852.223	9.49	1,194,338
Band 27	140,679.874	9.31	1,309,730
Band 28	34,482.355	9.23	318,272
Band 29	20,845.048	9.20	191,774
Band 30	219.864	9.03	1,985
Band 34	61.759	8.60	531
Band 35	4,098.027	11.12	45,570
Band 36	4,003.610	10.90	43,639
Band 38	224,021.742	12.49	2,798,032
Band 39	17,505.625	12.28	214,969
Band 40	2,824.989	12.12	34,239
Band 41	13,355.288	9.03	120,598
Band 42	5,968.488	8.92	53,239
Band 43	128,172.712	8.84	1,133,047
Band 45	4,376.667	8.56	37,464
Band 46	2,549,164.934	8.78	22,381,668
Band 47	212,174.820	8.70	1,845,921
Band 50	15,793.986	9.17	144,831
Band 51	3,198.896	9.02	28,854
Band 52	1,050.928	9.35	9,826
Band 54	3,333.485	9.07	30,235
Band 55	10,721.405	9.30	99,709
Band 56	477,083.367	8.62	4,112,459
Band 57	15,035.177	8.43	126,747
Band 59	7,377.499	8.24	60,791
Band 60	720.676	8.46	6,097
	26,803,623.087		$ 242,765,651

	Units	Unit Value	Extended Value
ING Global Bond Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	162,288.095	$ 13.90	$ 2,255,805
Band 36	29,156.778	13.72	400,031
Band 37	5,912.219	13.58	80,288
Band 38	364,021.974	13.67	4,976,180
Band 39	71,966.398	13.49	970,827
Band 40	18,462.515	13.35	246,475
	651,807.979		$ 8,929,606
ING Invesco Van Kampen Comstock Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	993.326	$ 10.42	$ 10,350
Band 4	105,906.352	12.64	1,338,656
Band 5	18,080.695	12.05	217,872
Band 6	2,213,852.437	11.93	26,411,260
Band 7	355,315.232	11.87	4,217,592
Band 8	847,673.378	11.76	9,968,639
Band 9	179,157.647	11.70	2,096,144
Band 10	2,465,573.747	11.64	28,699,278
Band 11	328,673.465	11.59	3,809,325
Band 12	320,523.246	11.53	3,695,633
Band 13	596,556.861	11.47	6,842,507
Band 14	838,813.913	10.58	8,874,651
Band 15	1,385,160.223	11.31	15,666,162
Band 16	47,883.005	9.50	454,889
Band 17	1,128,818.925	10.41	11,751,005
Band 18	13,290.310	9.63	127,986
Band 19	21,515.176	10.13	217,949
Band 20	1,958,358.496	11.42	22,364,454
Band 21	72,634.210	10.33	750,311
Band 26	168,304.142	12.47	2,098,753
Band 27	96,407.210	12.11	1,167,491
Band 28	34,193.064	11.93	407,923
Band 29	19,272.781	11.87	228,768
Band 30	3,803.193	11.53	43,851
Band 31	944.790	11.36	10,733
Band 35	27,320.050	12.72	347,511
Band 36	12,507.215	12.47	155,965
Band 37	13,438.557	12.29	165,160
Band 38	204,360.442	13.45	2,748,648
Band 39	53,871.580	13.23	712,721
Band 40	8,774.414	13.06	114,594
Band 41	12,105.620	12.12	146,720
Band 42	7,252.298	11.92	86,447
Band 43	69,240.059	11.77	814,955
Band 45	4,252.938	9.96	42,359
Band 46	1,495,565.710	9.40	14,058,318
Band 47	81,042.508	9.50	769,904
Band 51	1,407.979	9.08	12,784

	Units	Unit Value	Extended Value
ING Invesco Van Kampen Comstock Portfolio - Service Class (continued)			
Band 55	1,699.142	$ 9.36	$ 15,904
Band 56	146,146.333	9.17	1,340,162
Band 57	11,422.870	8.97	102,463
	15,372,113.539		$ 173,106,797
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class			
Contracts in accumulation period:			
Band 35	107,529.680	$ 12.73	$ 1,368,853
Band 36	4,112.111	12.56	51,648
Band 37	4,783.928	12.43	59,464
Band 38	5,754.542	12.52	72,047
Band 39	725.521	12.35	8,960
	122,905.782		$ 1,560,972
ING Invesco Van Kampen Equity and Income Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	3,368.053	$ 12.31	$ 41,461
Band 4	118,186.699	12.10	1,430,059
Band 5	18,326.750	12.06	221,021
Band 6	2,270,526.914	11.98	27,200,912
Band 7	590,503.282	11.94	7,050,609
Band 8	795,736.103	11.86	9,437,430
Band 9	162,093.004	11.82	1,915,939
Band 10	2,714,885.767	11.78	31,981,354
Band 11	590,475.788	11.74	6,932,186
Band 12	148,294.776	11.70	1,735,049
Band 13	959,335.975	11.66	11,185,857
Band 14	1,183,847.601	11.58	13,708,955
Band 15	1,074,102.731	11.54	12,395,146
Band 16	210,351.779	11.46	2,410,631
Band 17	812,766.392	11.42	9,281,792
Band 18	12,099.260	11.38	137,690
Band 19	46,681.610	11.31	527,969
Band 20	472,601.005	11.62	5,491,624
Band 21	66,965.826	11.50	770,107
Band 25	32,245.941	10.43	336,325
Band 26	146,042.600	12.35	1,803,626
Band 27	77,140.264	12.10	933,397
Band 28	20,815.465	11.98	249,369
Band 29	52,923.602	11.94	631,908
Band 30	15,909.611	11.70	186,142
Band 31	334.484	11.58	3,873
Band 35	132,396.886	12.81	1,696,004
Band 36	33,236.739	12.55	417,121
Band 37	31,974.025	12.36	395,199

	Units	Unit Value	Extended Value
ING Invesco Van Kampen Equity and Income Portfolio -			
Service Class (continued)			
Band 38	513,413.757	$ 15.16	$ 7,783,353
Band 39	69,648.511	14.90	1,037,763
Band 40	78,975.387	14.71	1,161,728
Band 41	2,690.091	11.70	31,474
Band 42	2,946.845	11.55	34,036
Band 43	17,710.028	11.43	202,426
Band 45	1,261.039	11.04	13,922
Band 46	855,353.183	11.34	9,699,705
Band 47	91,291.381	11.23	1,025,202
Band 49	63,894.960	9.68	618,503
Band 51	825.362	9.18	7,577
Band 53	1,768.884	9.36	16,557
Band 55	1,703.056	9.42	16,043
Band 56	177,750.985	10.02	1,781,065
Band 57	14,052.493	9.80	137,714
Band 58	1,612.757	9.70	15,644
	14,689,067.651		$ 174,091,467
ING JPMorgan Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	2,028.002	$ 10.58	$ 21,456
Band 4	80,922.303	16.33	1,321,461
Band 5	855.181	17.42	14,897
Band 6	1,622,804.401	10.42	16,909,622
Band 7	246,209.872	17.16	4,224,961
Band 8	628,779.181	10.36	6,514,152
Band 9	110,797.648	16.91	1,873,588
Band 10	1,941,143.471	13.70	26,593,666
Band 11	414,336.508	10.30	4,267,666
Band 12	60,592.816	10.28	622,894
Band 13	324,403.046	16.58	5,378,603
Band 14	914,221.172	10.23	9,352,483
Band 15	568,733.088	16.34	9,293,099
Band 16	50,785.728	10.17	516,491
Band 17	1,226,654.871	10.15	12,450,547
Band 19	25,507.968	13.07	333,389
Band 20	221,392.127	13.49	2,986,580
Band 21	49,201.240	13.33	655,853
Band 26	72,812.438	18.02	1,312,080
Band 27	71,532.503	17.50	1,251,819
Band 28	23,968.178	17.24	413,211
Band 29	9,434.839	17.16	161,902
Band 30	1,132.830	16.66	18,873
Band 31	1,859.192	16.42	30,528
Band 35	32,270.908	18.38	593,139
Band 36	21,703.027	18.02	391,089
Band 37	4,806.851	17.76	85,370
Band 38	231,352.257	17.35	4,013,962
Band 39	66,869.461	17.06	1,140,793

	Units	Unit Value	Extended Value
ING JPMorgan Mid Cap Value Portfolio - Service Class (continued)			
Band 40	16,453.825	$ 16.84	$ 277,082
Band 41	10,581.402	15.66	165,705
Band 42	4,629.297	15.40	71,291
Band 43	25,363.135	15.20	385,520
Band 46	817,171.869	10.11	8,261,608
Band 47	140,398.171	10.05	1,411,002
Band 51	666.522	10.15	6,765
Band 55	4,380.056	10.36	45,377
Band 56	219,915.805	10.52	2,313,514
Band 57	9,415.086	10.31	97,070
Band 59	4,034.945	10.10	40,753
Band 60	1,205.956	10.34	12,470
	10,281,327.176		$ 125,832,331
ING Oppenheimer Global Portfolio - Initial Class			
Contracts in accumulation period:			
Band 4	5,020.555	$ 12.45	$ 62,506
Band 7	3,230.078	12.28	39,665
Band 9	40,223.653	12.16	489,120
Band 10	6,595.628	12.11	79,873
Band 13	5,503.371	11.99	65,985
Band 15	14,413.454	11.87	171,088
Band 20	2,469.772	11.95	29,514
Band 21	5,461.308	11.83	64,607
Band 26	88,891.527	12.70	1,128,922
Band 27	44,822.844	12.45	558,044
Band 28	25,573.373	12.32	315,064
Band 29	2,031.654	12.28	24,949
Band 30	1,222.372	12.03	14,705
Band 35	53,124.200	12.88	684,240
Band 36	3,726.186	12.70	47,323
Band 38	69,608.752	12.66	881,247
Band 39	15,175.531	12.49	189,542
Band 40	1,272.083	12.36	15,723
Band 41	114.395	12.04	1,377
Band 42	773.797	11.87	9,185
	389,254.533		$ 4,872,679

	Units	Unit Value	Extended Value
ING Oppenheimer Global Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	207.356	$ 12.43	$ 2,577
Band 4	82,782.735	14.74	1,220,218
Band 5	10,913.955	13.97	152,468
Band 6	1,397,045.272	12.10	16,904,248
Band 7	194,956.172	13.77	2,684,546
Band 8	663,515.598	11.98	7,948,917
Band 9	108,606.578	13.57	1,473,791
Band 10	1,458,989.740	12.13	17,697,546
Band 11	152,743.032	11.86	1,811,532
Band 12	43,198.898	11.82	510,611
Band 13	384,623.028	13.31	5,119,333
Band 14	730,089.173	11.70	8,542,043
Band 15	694,916.641	13.11	9,110,357
Band 16	55,794.157	11.58	646,096
Band 17	853,743.688	11.54	9,852,202
Band 18	16,581.350	11.50	190,686
Band 19	29,078.477	11.57	336,438
Band 20	224,975.212	11.94	2,686,204
Band 21	74,641.299	11.80	880,767
Band 26	135,350.656	14.46	1,957,170
Band 27	25,565.645	14.04	358,942
Band 28	13,450.197	13.84	186,151
Band 29	104,656.551	13.77	1,441,121
Band 30	5,011.622	13.37	67,005
Band 31	932.472	13.17	12,281
Band 34	143.529	12.37	1,775
Band 35	113,911.700	14.74	1,679,058
Band 36	28,807.757	14.46	416,560
Band 37	22,130.827	14.25	315,364
Band 38	503,381.997	15.74	7,923,233
Band 39	147,658.047	15.47	2,284,270
Band 40	65,227.701	15.28	996,679
Band 41	10,928.966	14.13	154,426
Band 42	3,931.713	13.90	54,651
Band 43	29,282.554	13.72	401,757
Band 44	369.962	11.78	4,358
Band 45	4,724.142	11.55	54,564
Band 46	686,865.736	11.46	7,871,481
Band 47	105,921.249	11.34	1,201,147
Band 50	4,651.286	9.91	46,094
Band 51	885.500	9.74	8,625
Band 52	522.290	10.10	5,275
Band 55	175.325	10.05	1,762
Band 56	141,435.669	8.83	1,248,877
Band 60	68.005	8.68	590
	9,333,393.459		$ 116,463,796

	Units	Unit Value	Extended Value
ING PIMCO Total Return Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	76,398.050	$ 15.82	$ 1,208,617
Band 36	9,168.462	15.51	142,203
Band 37	3,242.840	15.29	49,583
Band 38	263,140.940	14.28	3,757,653
Band 39	44,285.090	14.04	621,763
Band 40	33,947.278	13.86	470,509
	430,182.660		$ 6,250,328
ING Solution 2015 Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	42,404.531	$ 11.73	$ 497,405
Band 36	2,846.317	11.57	32,932
Band 37	27,943.526	11.45	319,953
Band 38	940,655.267	11.53	10,845,755
Band 39	181,716.621	11.38	2,067,935
Band 40	110,713.639	11.26	1,246,636
	1,306,279.901		$ 15,010,616
ING Solution 2025 Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	34,943.072	$ 11.30	$ 394,857
Band 36	2,901.700	11.15	32,354
Band 38	1,202,541.847	11.12	13,372,265
Band 39	134,364.190	10.97	1,473,975
Band 40	104,126.955	10.86	1,130,819
	1,478,877.764		$ 16,404,270
ING Solution 2035 Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	6,919.382	$ 11.27	$ 77,981
Band 36	22,539.897	11.12	250,644
Band 38	621,340.184	11.08	6,884,449
Band 39	100,522.510	10.93	1,098,711
Band 40	135,528.412	10.82	1,466,417
	886,850.385		$ 9,778,202
ING Solution 2045 Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	2,128.096	$ 11.23	$ 23,899
Band 38	37,701.621	11.04	416,226
Band 39	15,908.784	10.89	173,247
Band 40	48,055.168	10.78	518,035
	103,793.669		$ 1,131,407
ING Solution Income Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	10,407.071	$ 11.99	$ 124,781
Band 36	4,834.088	11.83	57,187
Band 38	394,047.159	11.79	4,645,816
Band 39	49,961.070	11.64	581,547
Band 40	56,059.082	11.52	645,801
	515,308.470		$ 6,055,132

	Units	Unit Value	Extended Value
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	38,795.369	$ 13.78	$ 534,600
Band 36	7,328.533	13.50	98,935
Band 37	3,264.698	13.30	43,420
Band 38	389,029.692	16.50	6,418,990
Band 39	119,490.255	16.22	1,938,132
Band 40	18,548.613	16.02	297,149
	576,457.160		$ 9,331,226
ING T. Rowe Price Growth Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	1,831.751	$ 9.27	$ 16,980
Band 4	44,456.739	9.16	407,224
Band 5	6,056.461	9.14	55,356
Band 6	1,806,950.460	9.10	16,443,249
Band 7	460,502.159	9.07	4,176,755
Band 8	872,881.435	9.03	7,882,119
Band 9	84,576.443	9.01	762,034
Band 10	2,227,872.097	8.99	20,028,570
Band 11	474,260.747	8.97	4,254,119
Band 12	95,001.587	8.94	849,314
Band 13	659,446.298	8.92	5,882,261
Band 14	900,601.244	8.88	7,997,339
Band 15	959,910.570	8.86	8,504,808
Band 16	65,714.442	8.82	579,601
Band 17	974,351.451	8.80	8,574,293
Band 18	3,070.736	8.78	26,961
Band 19	44,906.411	8.73	392,033
Band 20	388,191.626	8.90	3,454,905
Band 21	60,388.876	8.84	533,838
Band 26	39,287.325	9.29	364,979
Band 27	33,855.940	9.16	310,120
Band 28	8,722.164	9.09	79,284
Band 29	17,986.448	9.07	163,137
Band 30	3,448.314	8.94	30,828
Band 31	1,158.791	8.88	10,290
Band 35	64,598.804	12.50	807,485
Band 36	11,669.014	12.25	142,945
Band 37	13,848.988	12.07	167,157
Band 38	232,112.793	14.47	3,358,672
Band 39	37,573.330	14.23	534,668
Band 40	7,939.527	14.05	111,550
Band 41	7,443.084	8.95	66,616
Band 42	3,262.756	8.86	28,908
Band 43	23,768.058	8.80	209,159
Band 46	777,222.135	8.75	6,800,694
Band 47	89,433.144	8.69	777,174
Band 50	948.633	8.93	8,471
Band 51	1,217.095	8.80	10,710

	Units	Unit Value	Extended Value
ING T. Rowe Price Growth Equity Portfolio - Service Class			
(continued)			
Band 52	802.910	$ 9.08	$ 7,290
Band 55	6,431.549	9.03	58,077
Band 56	100,095.638	9.52	952,910
Band 59	2,336.485	9.11	21,285
	11,616,134.458		$ 105,844,168
ING Templeton Foreign Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	9,533.591	$ 9.17	$ 87,423
Band 4	88,234.884	9.04	797,643
Band 5	8,969.333	9.02	80,903
Band 6	2,688,868.390	8.96	24,092,261
Band 7	719,049.898	8.94	6,428,306
Band 8	1,453,309.873	8.89	12,919,925
Band 9	176,179.394	8.86	1,560,949
Band 10	4,301,972.394	8.84	38,029,436
Band 11	633,450.827	8.81	5,580,702
Band 12	107,339.147	8.79	943,511
Band 13	1,390,249.573	8.76	12,178,586
Band 14	2,731,607.935	8.71	23,792,305
Band 15	1,619,837.690	8.68	14,060,191
Band 16	145,162.767	8.63	1,252,755
Band 17	1,825,886.449	8.61	15,720,882
Band 18	4,280.058	8.58	36,723
Band 19	161,761.876	8.53	1,379,829
Band 20	803,127.022	8.73	7,011,299
Band 21	85,369.497	8.66	739,300
Band 26	127,249.675	9.20	1,170,697
Band 27	50,839.326	9.04	459,588
Band 28	32,587.417	8.96	291,983
Band 29	40,594.800	8.94	362,918
Band 30	1,078.347	8.78	9,468
Band 31	2,312.195	8.71	20,139
Band 35	39,688.207	7.73	306,790
Band 36	1,050.023	7.68	8,064
Band 37	8,706.012	7.63	66,427
Band 38	271,008.054	9.78	2,650,459
Band 39	59,579.679	7.60	452,806
Band 40	59,068.917	7.56	446,561
Band 41	11,687.464	8.79	102,733
Band 42	17,749.307	8.69	154,241
Band 43	46,426.269	8.61	399,730
Band 46	1,488,691.502	8.56	12,743,199
Band 47	224,775.772	8.48	1,906,099
Band 51	756.798	9.21	6,970
Band 55	13,602.262	9.49	129,085
Band 56	277,775.721	7.31	2,030,541
Band 57	13,154.055	7.15	94,051
Band 58	1,148.898	7.08	8,134
Band 60	866.967	7.18	6,225
	21,744,588.265		$ 190,519,837

	Units	Unit Value	Extended Value
ING Thornburg Value Portfolio - Initial Class			
Contracts in accumulation period:			
Band 4	3,896.990	$ 11.76	$ 45,829
Band 7	109.934	8.35	918
Band 9	11,497.012	8.22	94,505
Band 10	394.111	10.30	4,059
Band 13	8,545.162	8.04	68,703
Band 15	8,588.425	7.91	67,934
Band 21	1,082.814	10.03	10,861
Band 26	14,284.640	8.80	125,705
Band 27	35,646.397	8.52	303,707
Band 28	18,530.452	8.39	155,470
Band 29	421.648	8.35	3,521
Band 30	1,678.021	8.08	13,558
	104,675.606		$ 894,770
ING Thornburg Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 4	3,968.779	$ 9.58	$ 38,021
Band 6	32,576.852	9.50	309,480
Band 7	21,392.594	9.48	202,802
Band 8	27,922.657	9.43	263,311
Band 9	1,930.469	9.40	18,146
Band 10	74,568.953	9.38	699,457
Band 11	17,669.101	9.35	165,206
Band 12	4,095.061	9.32	38,166
Band 13	36,259.701	9.30	337,215
Band 14	46,848.635	9.25	433,350
Band 15	20,634.086	9.22	190,246
Band 16	4,129.341	9.17	37,866
Band 17	26,114.572	9.15	238,948
Band 18	1,015.073	9.12	9,257
Band 19	6,303.452	9.07	57,172
Band 20	16,098.190	9.27	149,230
Band 35	32,197.849	9.73	313,285
Band 36	4,497.639	9.53	42,862
Band 37	1,750.537	9.39	16,438
Band 38	156,128.707	12.38	1,932,873
Band 39	27,860.325	12.18	339,339
Band 40	2,922.818	12.02	35,132
Band 46	33,141.089	9.10	301,584
Band 47	10,951.726	9.02	98,785
Band 51	3,198.014	9.15	29,262
Band 55	5,472.776	9.43	51,608
	619,648.996		$ 6,349,041

	Units	Unit Value	Extended Value
ING UBS U.S. Large Cap Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	2,299.647	$ 10.58	$ 24,330
Band 4	25,482.067	11.18	284,890
Band 5	327.579	10.36	3,394
Band 6	54,595.907	10.29	561,792
Band 7	12,910.321	11.01	142,143
Band 8	40,300.569	10.19	410,663
Band 9	5,824.919	10.88	63,375
Band 10	49,324.033	10.84	534,673
Band 11	7,314.109	10.09	73,799
Band 12	3,218.628	10.05	32,347
Band 13	26,870.148	10.71	287,779
Band 14	9,571.763	9.95	95,239
Band 15	38,222.536	10.59	404,777
Band 16	1,156.726	9.85	11,394
Band 17	48,922.448	9.81	479,929
Band 20	4,006.761	10.67	42,752
Band 21	13,220.677	10.54	139,346
Band 26	3,829.089	11.44	43,805
Band 27	645.238	11.18	7,214
Band 28	1,955.485	11.05	21,608
Band 29	1,758.583	11.00	19,344
Band 35	14,242.801	10.70	152,398
Band 37	12,806.452	10.33	132,291
Band 38	42,401.533	12.98	550,372
Band 39	5,871.552	12.77	74,980
Band 40	5,423.255	12.60	68,333
Band 41	8,058.546	10.76	86,710
Band 42	962.874	10.59	10,197
Band 43	5,894.716	10.47	61,718
Band 46	24,335.595	9.75	237,272
Band 47	14,495.182	9.65	139,879
	486,249.739		$ 5,198,743
ING Strategic Allocation Conservative Portfolio - Class S			
Contracts in accumulation period:			
Band 35	6,083.199	$ 14.81	$ 90,092
Band 36	16,105.214	14.61	235,297
Band 38	54,811.280	14.56	798,052
Band 39	11,203.336	14.37	160,992
Band 40	81.219	14.22	1,155
	88,284.248		$ 1,285,588
ING Strategic Allocation Growth Portfolio - Class S			
Contracts in accumulation period:			
Band 35	3,671.277	$ 15.33	$ 56,281
Band 38	6,970.781	15.08	105,119
Band 39	6,583.910	14.88	97,969
Band 40	13,612.221	14.73	200,508
	30,838.189		$ 459,877

	Units	Unit Value	Extended Value
ING Strategic Allocation Moderate Portfolio - Class S			
Contracts in accumulation period:			
Band 35	7,191.815	$ 15.07	$ 108,381
Band 36	3,343.452	14.87	49,717
Band 37	2,772.370	14.72	40,809
Band 38	39,851.170	14.82	590,594
Band 39	6,331.875	14.62	92,572
Band 40	6,274.703	14.47	90,795
	65,765.385		$ 972,868
ING Growth and Income Portfolio - Class A			
Contracts in accumulation period:			
Band 2	40,538.230	$ 9.60	$ 389,167
Band 4	1,026,100.348	9.58	9,830,041
Band 5	53,907.024	9.58	516,429
Band 6	19,736,036.996	9.57	188,873,874
Band 7	5,571,490.671	9.56	53,263,451
Band 8	8,647,939.390	9.55	82,587,821
Band 9	2,305,404.315	9.55	22,016,611
Band 10	20,163,138.700	9.54	192,356,343
Band 11	3,747,317.347	9.54	35,749,407
Band 12	684,331.682	9.54	6,528,524
Band 13	5,344,578.928	9.53	50,933,837
Band 14	10,017,999.446	9.52	95,371,355
Band 15	10,457,227.559	9.52	99,552,806
Band 16	584,887.874	9.51	5,562,284
Band 17	10,871,016.469	9.50	103,274,656
Band 18	26,939.860	9.50	255,929
Band 19	455,078.654	9.49	4,318,696
Band 20	5,120,278.135	9.53	48,796,251
Band 21	1,055,533.792	9.51	10,038,126
Band 26	989,685.444	9.61	9,510,877
Band 27	491,945.375	9.58	4,712,837
Band 28	219,866.586	9.57	2,104,123
Band 29	271,426.164	9.56	2,594,834
Band 30	25,462.260	9.54	242,910
Band 31	27,476.341	9.52	261,575
Band 35	125,835.287	9.63	1,211,794
Band 36	24,254.512	9.61	233,086
Band 37	52,057.691	9.60	499,754
Band 38	2,034,219.436	9.60	19,528,507
Band 39	261,414.645	9.59	2,506,966
Band 40	243,942.871	9.57	2,334,533
Band 41	104,116.708	9.54	993,273
Band 42	52,080.099	9.52	495,803
Band 43	352,433.564	9.50	3,348,119
Band 44	1,163.989	9.47	11,023
Band 45	1,605.860	9.46	15,191
Band 46	7,999,350.457	9.49	75,913,836
Band 47	851,297.045	9.48	8,070,296

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units	Unit Value	Extended Value
ING Growth and Income Portfolio - Class A (continued)			
Band 50	14,166.817	$ 9.53	$ 135,010
Band 51	474,712.905	9.50	4,509,773
Band 52	1,009.643	9.56	9,652
Band 53	4,204.764	9.54	40,113
Band 54	9,945.891	9.51	94,585
Band 55	31,158.783	9.55	297,566
Band 56	2,914,635.853	9.59	27,951,358
Band 57	10,474.348	9.54	99,925
Band 59	5,541.597	9.49	52,590
Band 60	17,923.236	9.55	171,167
Band 61	3,395.527	9.53	32,359
	123,526,549.118		$ 1,178,199,043
ING Growth and Income Portfolio - Class I			
Contracts in accumulation period:			
Band 22	174.530	$ 8.76	$ 1,529
Band 23	8,711.131	8.70	75,787
	8,885.661		$ 77,316
ING Growth and Income Portfolio - Class S			
Contracts in accumulation period:			
Band 2	43,408.247	$ 8.76	$ 380,256
Band 3	4,161.939	9.68	40,288
Band 4	242,255.668	8.67	2,100,357
Band 5	413,292.971	8.65	3,574,984
Band 6	9,561,031.747	8.61	82,320,483
Band 7	7,309,907.895	8.60	62,865,208
Band 8	4,432,989.669	8.56	37,946,392
Band 9	1,162,482.425	8.54	9,927,600
Band 10	10,564,875.533	8.52	90,012,740
Band 11	4,487,171.154	8.51	38,185,827
Band 12	2,742,773.959	8.49	23,286,151
Band 13	7,047,013.933	8.47	59,688,208
Band 14	12,328,040.899	8.44	104,048,665
Band 15	3,801,888.696	8.42	32,011,903
Band 16	474,550.246	8.38	3,976,731
Band 17	6,239,345.953	8.36	52,160,932
Band 18	282,830.481	8.35	2,361,635
Band 19	619,743.807	8.31	5,150,071
Band 20	4,564,455.402	8.45	38,569,648
Band 21	887,617.130	8.40	7,455,984
Band 24	243.058	8.95	2,175
Band 25	79,082.799	9.83	777,384
Band 26	1,347,167.710	8.78	11,828,132
Band 27	669,444.251	8.67	5,804,082
Band 28	440,791.067	8.61	3,795,211
Band 29	79,119.092	8.60	680,424
Band 30	14,143.960	8.49	120,082
Band 31	1,132.891	8.43	9,550
Band 35	155,076.880	14.88	2,307,544

	Units	Unit Value	Extended Value
ING Growth and Income Portfolio - Class S (continued)			
Band 36	11,101.330	$ 14.62	$ 162,301
Band 37	13,070.976	14.43	188,614
Band 38	356,066.249	13.88	4,942,200
Band 39	38,520.746	13.65	525,808
Band 40	20,304.225	13.47	273,498
Band 41	57,266.310	8.49	486,191
Band 42	26,420.511	8.42	222,461
Band 43	117,467.327	8.37	983,202
Band 44	578.078	8.24	4,763
Band 45	5,352.998	8.19	43,841
Band 46	3,372,024.150	8.33	28,088,961
Band 47	584,743.838	8.28	4,841,679
Band 50	22,683.120	9.10	206,416
Band 51	8,235.009	9.00	74,115
Band 52	260.604	9.22	2,403
Band 54	4,965.493	9.03	44,838
Band 55	5,986.792	9.18	54,959
Band 56	189,409.870	9.32	1,765,300
Band 57	6,734.360	9.13	61,485
Band 60	443.103	9.16	4,059
	84,837,674.551		$ 724,365,741
ING GET U.S. Core Portfolio - Series 7			
Contracts in accumulation period:			
Band 9	40,294.838	$ 9.88	$ 398,113
Band 10	21,936.335	9.85	216,073
Band 13	9,905.343	9.74	96,478
Band 15	11,437.056	9.64	110,253
Band 20	6,231.064	9.71	60,504
Band 21	4,847.042	9.60	46,532
Band 26	152,833.312	10.35	1,581,825
Band 27	55,281.341	10.13	560,000
Band 28	48,269.495	10.02	483,660
Band 29	149,673.595	9.98	1,493,742
Band 30	30,113.449	9.77	294,208
Band 31	7,229.383	9.66	69,836
	538,052.253		$ 5,411,224

	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 8			
Contracts in accumulation period:			
Band 6	205.848	$ 10.02	$ 2,063
Band 9	2,302.292	9.89	22,770
Band 10	29,914.095	9.85	294,654
Band 13	954.789	9.75	9,309
Band 15	1,176.978	9.65	11,358
Band 20	4,409.936	9.72	42,865
Band 21	9,847.231	9.62	94,730
Band 26	94,442.917	10.33	975,595
Band 27	26,332.929	10.12	266,489
Band 28	10,350.447	10.02	103,711
Band 29	50,577.169	9.98	504,760
Band 30	24,692.802	9.78	241,496
Band 31	4,845.946	9.67	46,860
Band 35	287.122	10.48	3,009
	260,340.501		$ 2,619,669
ING GET U.S. Core Portfolio - Series 9			
Contracts in accumulation period:			
Band 9	1,371.700	$ 10.00	$ 13,717
Band 10	13,992.227	9.97	139,503
Band 13	1,443.650	9.87	14,249
Band 15	351.475	9.77	3,434
Band 20	4,076.757	9.84	40,115
Band 26	74,401.987	10.44	776,757
Band 27	17,860.370	10.23	182,712
Band 28	79,648.631	10.13	806,841
Band 29	58,435.271	10.10	590,196
Band 31	4,435.433	9.80	43,467
Band 39	12,180.490	10.27	125,094
	268,197.991		$ 2,736,085
ING GET U.S. Core Portfolio - Series 10			
Contracts in accumulation period:			
Band 9	2,971.177	$ 9.94	$ 29,533
Band 10	16,232.686	9.91	160,866
Band 13	227.708	9.82	2,236
Band 15	153.793	9.72	1,495
Band 20	2,220.982	9.79	21,743
Band 26	53,077.352	10.36	549,881
Band 27	10,242.615	10.16	104,065
Band 28	85,422.735	10.07	860,207
Band 29	40,921.485	10.03	410,442
Band 31	10,436.793	9.75	101,759
Band 35	5.968	10.50	63
	221,913.294		$ 2,242,290

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 11			
Contracts in accumulation period:			
Band 9	11,488.277	$ 10.24	$ 117,640
Band 10	25,721.768	10.21	262,619
Band 13	43,150.268	10.12	436,681
Band 20	49,377.265	10.09	498,217
Band 26	123,098.030	10.66	1,312,225
Band 27	40,119.932	10.46	419,654
Band 28	10,365.736	10.36	107,389
Band 29	110.520	10.33	1,142
Band 30	77,449.323	10.14	785,336
Band 31	5,989.362	10.05	60,193
Band 39	1.297	10.50	14
	386,871.778		$ 4,001,110
ING GET U.S. Core Portfolio - Series 12			
Contracts in accumulation period:			
Band 9	5,367.803	$ 10.33	$ 55,449
Band 10	14,910.657	10.30	153,580
Band 13	402.740	10.21	4,112
Band 15	2,635.164	10.12	26,668
Band 20	812.644	10.18	8,273
Band 26	80,402.829	10.73	862,722
Band 27	42,892.705	10.54	452,089
Band 28	1,700.941	10.45	17,775
Band 29	12,595.127	10.42	131,241
Band 30	8,337.890	10.23	85,297
Band 31	1,984.312	10.14	20,121
	172,042.812		$ 1,817,327
ING GET U.S. Core Portfolio - Series 13			
Contracts in accumulation period:			
Band 9	4,049.388	$ 10.35	$ 41,911
Band 10	2,215.404	10.32	22,863
Band 26	348,701.762	10.72	3,738,083
Band 27	301,231.500	10.55	3,177,992
Band 28	183,276.552	10.46	1,917,073
Band 29	16,158.382	10.43	168,532
Band 30	3,638.255	10.25	37,292
	859,271.243		$ 9,103,746

	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 14			
Contracts in accumulation period:			
Band 9	184,620.011	$ 10.58	$ 1,953,280
Band 10	7,478.257	10.55	78,896
Band 13	71,785.122	10.47	751,590
Band 14	11,132.865	10.42	116,004
Band 15	56,260.152	10.39	584,543
Band 21	2,800.583	10.36	29,014
Band 26	1,074,862.706	10.93	11,748,249
Band 27	718,616.031	10.76	7,732,308
Band 28	377,022.780	10.68	4,026,603
Band 29	31,509.570	10.65	335,577
Band 30	171,612.433	10.49	1,800,214
Band 31	1,750.037	10.41	18,218
	2,709,450.547		$ 29,174,496
ING BlackRock Science and Technology Opportunities Portfolio - Class S			
Contracts in accumulation period:			
Band 2	3,206.297	$ 10.20	$ 32,704
Band 4	87,072.450	10.11	880,302
Band 5	20,170.883	10.09	203,524
Band 6	2,940,390.142	10.05	29,550,921
Band 7	1,076,087.470	10.03	10,793,157
Band 8	1,552,693.390	9.99	15,511,407
Band 9	67,382.638	9.98	672,479
Band 10	3,421,030.287	9.96	34,073,462
Band 11	654,294.426	9.94	6,503,687
Band 12	188,145.558	9.92	1,866,404
Band 13	1,223,677.303	9.90	12,114,405
Band 14	1,963,901.859	9.86	19,364,072
Band 15	1,370,064.380	9.85	13,495,134
Band 16	135,300.829	9.81	1,327,301
Band 17	1,631,032.812	9.79	15,967,811
Band 18	23,917.597	9.77	233,675
Band 19	276,556.909	9.74	2,693,664
Band 20	684,378.394	9.88	6,761,659
Band 21	131,123.496	9.83	1,288,944
Band 25	746.977	10.24	7,649
Band 26	46,407.528	10.22	474,285
Band 27	6,047.257	10.11	61,138
Band 28	7,369.324	10.05	74,062
Band 29	85,976.743	10.03	862,347
Band 30	788.468	9.92	7,822
Band 31	1,533.415	9.86	15,119
Band 35	18,853.064	15.10	284,681
Band 36	3,297.353	14.90	49,131
Band 37	10,911.445	14.75	160,944
Band 38	264,183.436	14.85	3,923,124
Band 39	23,382.989	14.65	342,561
Band 40	26,276.983	14.50	381,016

	Units	Unit Value	Extended Value
ING BlackRock Science and Technology Opportunities			
Portfolio - Class S (continued)			
Band 41	11,365.075	$ 9.92	$ 112,742
Band 42	4,877.005	9.85	48,038
Band 43	33,617.937	9.79	329,120
Band 45	1,702.772	9.61	16,364
Band 46	1,251,436.568	9.75	12,201,507
Band 47	284,860.799	9.70	2,763,150
Band 50	286.667	9.90	2,838
Band 51	1,036.994	9.79	10,152
Band 52	1,012.801	10.03	10,158
Band 55	14,742.719	10.00	147,427
Band 56	216,247.105	10.14	2,192,746
Band 57	24,234.299	9.94	240,889
	19,791,622.843		$ 198,053,722
ING Euro STOXX 50 Index Portfolio - Class A			
Contracts in accumulation period:			
Band 4	934.229	$ 7.19	$ 6,717
Band 5	10,347.917	7.19	74,402
Band 6	94,586.114	7.17	678,182
Band 7	25,120.735	7.16	179,864
Band 8	38,211.200	7.15	273,210
Band 9	667.499	7.14	4,766
Band 10	69,939.304	7.13	498,667
Band 11	9,568.232	7.12	68,126
Band 13	24,532.430	7.11	174,426
Band 14	36,037.454	7.09	255,506
Band 15	26,556.439	7.08	188,020
Band 16	492.942	7.07	3,485
Band 17	33,494.610	7.06	236,472
Band 19	3,040.866	7.03	21,377
Band 20	5,141.282	7.10	36,503
Band 21	215.522	7.07	1,524
Band 26	1,068.794	7.24	7,738
Band 27	793.707	7.19	5,707
Band 29	183.663	7.16	1,315
Band 38	326.447	7.23	2,360
Band 43	4,044.375	7.06	28,553
Band 46	23,570.118	7.04	165,934
Band 56	5,777.143	7.21	41,653
	414,651.022		$ 2,954,507

	Units	Unit Value	Extended Value
ING FTSE 100 Index Portfolio - Class A			
Contracts in accumulation period:			
Band 4	70.540	$ 10.45	$ 737
Band 6	72,547.131	10.41	755,216
Band 7	7,398.023	10.40	76,939
Band 8	16,011.636	10.38	166,201
Band 9	2,550.682	10.37	26,451
Band 10	26,614.613	10.36	275,727
Band 11	9,582.838	10.34	99,087
Band 12	3,902.454	10.33	40,312
Band 13	1,495.032	10.32	15,429
Band 14	15,797.867	10.30	162,718
Band 15	15,765.069	10.29	162,223
Band 16	836.581	10.26	8,583
Band 17	21,185.957	10.25	217,156
Band 18	7,146.299	10.24	73,178
Band 19	2,735.067	10.22	27,952
Band 20	4,735.659	10.31	48,825
Band 26	1,712.393	10.52	18,014
Band 38	276.169	10.51	2,903
Band 46	11,157.986	10.23	114,146
Band 47	613.517	10.19	6,252
Band 56	204.701	10.47	2,143
	222,340.214		$ 2,300,192
ING Hang Seng Index Portfolio - Class S			
Contracts in accumulation period:			
Band 4	8,327.696	$ 11.10	$ 92,437
Band 5	114.540	11.08	1,269
Band 6	1,068,923.700	11.05	11,811,607
Band 7	110,734.924	11.04	1,222,514
Band 8	340,434.245	11.01	3,748,181
Band 9	13,168.433	10.99	144,721
Band 10	823,295.198	10.98	9,039,781
Band 11	117,139.190	10.96	1,283,846
Band 12	9,737.752	10.95	106,628
Band 13	146,630.404	10.93	1,602,670
Band 14	279,821.146	10.90	3,050,050
Band 15	263,362.539	10.89	2,868,018
Band 16	18,037.981	10.86	195,892
Band 17	374,815.631	10.84	4,063,001
Band 18	3,677.870	10.83	39,831
Band 19	12,545.905	10.80	135,496
Band 20	69,592.971	10.92	759,955
Band 21	6,701.880	10.87	72,849
Band 26	13,425.893	11.19	150,236
Band 27	5,631.085	11.10	62,505
Band 28	885.520	11.05	9,785
Band 38	1,740.923	11.17	19,446
Band 41	586.285	10.95	6,420

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units	Unit Value	Extended Value
ING Hang Seng Index Portfolio - Class S (continued)			
Band 43	1,026.652	$ 10.84	$ 11,129
Band 46	270,761.414	10.81	2,926,931
Band 47	41,076.494	10.77	442,394
Band 55	446.585	11.01	4,917
Band 56	27,864.168	11.13	310,128
Band 57	260.984	10.96	2,860
	4,030,768.008		$ 44,185,497
ING Index Plus LargeCap Portfolio - Class S			
Contracts in accumulation period:			
Band 2	2,266.453	$ 10.13	$ 22,959
Band 4	65,531.830	9.87	646,799
Band 5	19,101.251	9.81	187,383
Band 6	939,728.032	9.71	9,124,759
Band 7	715,154.610	9.66	6,908,394
Band 8	604,682.491	9.56	5,780,765
Band 9	453,999.519	9.51	4,317,535
Band 10	882,411.290	9.45	8,338,787
Band 11	176,575.710	9.40	1,659,812
Band 12	118,010.642	9.35	1,103,400
Band 13	743,557.339	9.31	6,922,519
Band 14	1,062,853.588	9.21	9,788,882
Band 15	789,754.811	9.16	7,234,154
Band 16	61,833.967	9.06	560,216
Band 17	844,711.195	9.01	7,610,848
Band 18	16,146.847	8.96	144,676
Band 19	118,886.656	8.87	1,054,525
Band 20	647,518.711	9.26	5,996,023
Band 21	85,090.627	9.11	775,176
Band 26	1,740,140.073	10.18	17,714,626
Band 27	1,134,044.358	9.86	11,181,677
Band 28	688,581.252	9.71	6,686,124
Band 29	14,826.591	9.66	143,225
Band 30	4,951.378	9.35	46,295
Band 31	14,559.439	9.20	133,947
Band 35	229,366.051	10.40	2,385,407
Band 36	26,026.000	10.18	264,945
Band 37	14,259.420	10.02	142,879
Band 38	250,633.281	12.83	3,215,625
Band 39	51,640.805	12.61	651,191
Band 40	33,312.333	12.45	414,739
Band 41	8,072.388	11.56	93,317
Band 42	1,933.428	11.37	21,983
Band 43	35,570.071	11.22	399,096
Band 45	5,848.332	9.78	57,197
Band 46	275,594.029	9.47	2,609,875
Band 47	29,567.471	9.37	277,047
Band 49	161,175.007	8.46	1,363,541
Band 56	3,315.129	8.79	29,140
	13,071,232.405		$ 126,009,488

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units	Unit Value	Extended Value
ING Index Plus MidCap Portfolio - Class S			
Contracts in accumulation period:			
Band 2	1,510.595	$ 13.15	$ 19,864
Band 4	82,774.056	14.53	1,202,707
Band 5	8,334.042	14.63	121,927
Band 6	1,103,955.075	12.75	14,075,427
Band 7	324,303.391	14.39	4,666,726
Band 8	638,560.121	12.61	8,052,243
Band 9	218,219.690	14.17	3,092,173
Band 10	963,513.228	12.15	11,706,686
Band 11	161,344.152	12.46	2,010,348
Band 12	30,162.723	12.41	374,319
Band 13	451,533.063	13.87	6,262,764
Band 14	651,889.419	12.27	7,998,683
Band 15	546,384.596	13.65	7,458,150
Band 16	40,331.363	12.12	488,816
Band 17	834,343.658	12.08	10,078,871
Band 18	856.717	12.03	10,306
Band 19	26,133.116	11.59	302,883
Band 20	232,342.069	11.96	2,778,811
Band 21	86,067.095	11.82	1,017,313
Band 26	272,216.685	15.17	4,129,527
Band 27	151,783.711	14.70	2,231,221
Band 28	78,850.932	14.47	1,140,973
Band 29	24,971.378	14.39	359,338
Band 30	6,105.326	13.94	85,108
Band 31	4,265.915	13.72	58,528
Band 34	130.317	12.81	1,669
Band 35	113,984.097	15.50	1,766,754
Band 36	18,324.130	15.18	278,160
Band 37	4,105.267	14.94	61,333
Band 38	362,546.776	15.93	5,775,370
Band 39	92,272.744	15.66	1,444,991
Band 40	36,482.032	15.46	564,012
Band 41	13,932.365	13.93	194,078
Band 42	13,674.928	13.70	187,347
Band 43	39,205.202	13.53	530,446
Band 45	8,272.155	11.26	93,144
Band 46	499,602.358	10.94	5,465,650
Band 47	54,098.041	10.83	585,882
Band 49	100,606.571	9.36	941,678
Band 50	549.886	10.22	5,620
Band 55	4,811.508	10.37	49,895
Band 56	7,061.390	10.04	70,896
	8,310,411.883		$ 107,740,637

	Units	Unit Value	Extended Value
ING Index Plus SmallCap Portfolio - Class S			
Contracts in accumulation period:			
Band 2	1,021.848	$ 12.50	$ 12,773
Band 4	57,544.158	13.89	799,288
Band 5	12,786.148	14.48	185,143
Band 6	906,059.408	12.12	10,981,440
Band 7	214,788.295	14.25	3,060,733
Band 8	476,731.424	11.98	5,711,242
Band 9	203,975.778	14.02	2,859,740
Band 10	856,073.302	11.51	9,853,404
Band 11	142,423.665	11.84	1,686,296
Band 12	16,126.415	11.79	190,130
Band 13	513,395.162	13.73	7,048,916
Band 14	586,603.172	11.66	6,839,793
Band 15	403,301.604	13.51	5,448,605
Band 16	44,772.458	11.52	515,779
Band 17	690,733.028	11.47	7,922,708
Band 18	596.934	11.43	6,823
Band 19	45,154.574	10.98	495,797
Band 20	178,905.335	11.33	2,026,997
Band 21	57,918.771	11.20	648,690
Band 26	201,064.604	15.02	3,019,990
Band 27	95,368.205	14.55	1,387,607
Band 28	62,146.975	14.32	889,945
Band 29	19,729.634	14.25	281,147
Band 30	5,684.170	13.80	78,442
Band 31	1,922.435	13.58	26,107
Band 34	24.109	12.69	306
Band 35	72,275.283	15.34	1,108,703
Band 36	4,805.061	15.02	72,172
Band 37	668.460	14.79	9,887
Band 38	161,576.246	15.37	2,483,427
Band 39	25,526.760	15.11	385,709
Band 40	9,135.501	14.92	136,302
Band 41	10,246.560	13.33	136,587
Band 42	6,519.931	13.10	85,411
Band 43	27,266.670	12.94	352,831
Band 45	5,471.182	10.66	58,323
Band 46	495,994.222	9.95	4,935,143
Band 47	48,852.046	9.84	480,704
Band 49	83,091.094	8.90	739,511
Band 52	227.423	9.53	2,167
Band 55	2,887.129	9.47	27,341
Band 56	48,372.406	10.35	500,654
	6,797,767.585		$ 83,492,713

	Units	Unit Value	Extended Value
ING International Index Portfolio - Class S			
Contracts in accumulation period:			
Band 2	917.269	$ 7.09	$ 6,503
Band 4	28,670.789	7.02	201,269
Band 5	3,065.435	7.01	21,489
Band 6	818,657.821	6.98	5,714,232
Band 7	222,875.489	6.97	1,553,442
Band 8	313,062.454	6.94	2,172,653
Band 9	68,420.795	6.93	474,156
Band 10	1,101,227.030	6.92	7,620,491
Band 11	188,040.755	6.90	1,297,481
Band 12	34,798.173	6.89	239,759
Band 13	297,722.658	6.88	2,048,332
Band 14	511,503.343	6.85	3,503,798
Band 15	371,832.734	6.84	2,543,336
Band 16	12,802.142	6.81	87,183
Band 17	368,193.449	6.80	2,503,715
Band 19	13,152.930	6.76	88,914
Band 20	132,802.485	6.87	912,353
Band 21	22,471.630	6.83	153,481
Band 25	197.087	12.93	2,548
Band 26	78,414.506	7.10	556,743
Band 27	38,426.816	7.02	269,756
Band 28	37,007.898	6.98	258,315
Band 29	11,337.991	6.97	79,026
Band 30	0.814	6.89	6
Band 35	24,072.164	12.98	312,457
Band 36	1,944.075	12.91	25,098
Band 37	4,185.292	12.86	53,823
Band 38	216,468.202	7.09	1,534,760
Band 39	39,107.831	12.82	501,362
Band 40	11,797.070	12.77	150,649
Band 41	4,044.389	6.89	27,866
Band 42	1,077.778	6.84	7,372
Band 43	8,258.575	6.80	56,158
Band 46	274,343.399	6.77	1,857,305
Band 47	55,538.071	6.74	374,327
Band 49	123,320.108	9.78	1,206,071
Band 56	152,108.099	7.05	1,072,362
Band 57	777.075	6.91	5,370
	5,592,644.621		$ 39,493,961

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units	Unit Value	Extended Value
ING Japan TOPIX Index® Portfolio - Class A			
Contracts in accumulation period:			
Band 4	261.282	$ 9.43	$ 2,464
Band 6	178,839.201	9.40	1,681,088
Band 7	13,788.291	9.39	129,472
Band 8	281,365.261	9.37	2,636,392
Band 9	1,214.515	9.36	11,368
Band 10	133,436.240	9.35	1,247,629
Band 11	22,870.093	9.34	213,607
Band 12	2,041.150	9.33	19,044
Band 13	37,878.411	9.31	352,648
Band 14	46,473.496	9.29	431,739
Band 15	30,902.114	9.28	286,772
Band 16	402.335	9.26	3,726
Band 17	170,323.085	9.25	1,575,489
Band 19	2,559.363	9.22	23,597
Band 20	13,496.583	9.30	125,518
Band 21	159.609	9.27	1,480
Band 26	2,205.940	9.49	20,934
Band 38	154.912	9.48	1,469
Band 41	87.103	9.33	813
Band 43	605.970	9.25	5,605
Band 46	75,417.542	9.23	696,104
Band 47	1,995.975	9.20	18,363
Band 56	5,765.239	9.45	54,482
Band 57	2,984.102	9.34	27,872
	1,025,227.812		$ 9,567,675
ING Russell™ Large Cap Growth Index Portfolio - Class S			
Contracts in accumulation period:			
Band 2	4,985.475	$ 13.46	$ 67,104
Band 3	1,489.910	13.34	19,875
Band 4	43,897.624	14.48	635,638
Band 5	35,806.014	14.46	517,755
Band 6	1,637,093.866	14.42	23,606,894
Band 7	1,193,971.034	14.40	17,193,183
Band 8	302,867.930	14.36	4,349,183
Band 9	75,828.677	14.34	1,087,383
Band 10	1,098,590.951	14.32	15,731,822
Band 11	457,843.190	14.30	6,547,158
Band 12	320,642.893	14.28	4,578,781
Band 13	623,596.060	14.26	8,892,480
Band 14	1,348,509.798	14.22	19,175,809
Band 15	322,048.282	14.20	4,573,086
Band 16	59,808.182	14.16	846,884
Band 17	847,363.747	14.14	11,981,723
Band 18	14,669.650	14.12	207,135
Band 19	53,746.695	14.08	756,753
Band 20	952,471.897	14.24	13,563,200
Band 21	98,302.250	14.18	1,393,926

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units	Unit Value	Extended Value
ING Russell™ Large Cap Growth Index Portfolio - Class S (continued)			
Band 25	9,898.142	$ 13.49	$ 133,526
Band 26	104,863.477	14.60	1,531,007
Band 27	67,005.798	14.48	970,244
Band 28	52,951.905	14.42	763,566
Band 29	20,572.751	14.40	296,248
Band 30	868.162	14.28	12,397
Band 31	2,297.580	14.22	32,672
Band 35	79,060.309	14.68	1,160,605
Band 36	1,304.999	14.60	19,053
Band 37	528.579	14.54	7,686
Band 38	47,402.462	14.58	691,128
Band 39	7,196.758	14.50	104,353
Band 40	12,729.989	14.44	183,821
Band 41	440.592	14.28	6,292
Band 43	4,479.346	14.15	63,383
Band 46	234,211.865	14.10	3,302,387
Band 47	54,888.019	14.04	770,628
Band 54	2,699.903	14.18	38,285
Band 55	1,439.670	14.36	20,674
Band 56	14,291.762	14.52	207,516
Band 57	1,645.620	14.30	23,532
	10,214,311.813		$ 146,064,775
ING Russell™ Large Cap Index Portfolio - Class S			
Contracts in accumulation period:			
Band 1	5,192.553	$ 9.18	$ 47,668
Band 2	189,827.958	9.23	1,752,112
Band 3	1,429.218	14.33	20,481
Band 4	236,510.721	9.14	2,161,708
Band 5	104,988.725	9.12	957,497
Band 6	4,462,208.996	9.09	40,561,480
Band 7	2,812,729.859	9.07	25,511,460
Band 8	4,354,218.634	9.04	39,362,136
Band 9	580,694.847	9.02	5,237,868
Band 10	3,266,092.814	9.00	29,394,835
Band 11	4,937,103.563	8.98	44,335,190
Band 12	785,636.658	8.97	7,047,161
Band 13	2,342,299.572	8.95	20,963,581
Band 14	3,104,962.711	8.92	27,696,267
Band 15	1,182,522.687	8.90	10,524,452
Band 16	73,528.138	8.87	652,195
Band 17	1,268,402.797	8.85	11,225,365
Band 18	42,820.429	8.83	378,104
Band 19	129,495.667	8.80	1,139,562
Band 20	1,039,503.212	8.93	9,282,764
Band 21	214,407.111	8.88	1,903,935
Band 23	5,008.357	13.06	65,409
Band 25	13,773.338	14.51	199,851
Band 26	100,182.758	9.24	925,689

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Large Cap Index Portfolio - Class S (continued)			
Band 27	72,211.947	$ 9.14	$ 660,017
Band 28	38,286.667	9.09	348,026
Band 29	87,525.810	9.07	793,859
Band 30	6,326.968	8.97	56,753
Band 31	5,749.831	8.92	51,288
Band 38	37,082.868	9.23	342,275
Band 41	17,202.416	8.97	154,306
Band 42	9,182.579	8.90	81,725
Band 43	51,016.748	8.85	451,498
Band 45	276.864	8.68	2,403
Band 46	1,091,339.675	8.81	9,614,703
Band 47	85,449.453	8.76	748,537
Band 50	12,676.832	8.95	113,458
Band 56	246,592.641	9.17	2,261,255
Band 57	1,607.044	8.99	14,447
Band 60	315.268	9.02	2,844
	33,016,384.934		$ 297,044,164
ING Russell™ Large Cap Value Index Portfolio - Class S			
Contracts in accumulation period:			
Band 2	1,668.607	$ 13.74	$ 22,927
Band 4	54,039.199	13.65	737,635
Band 5	933.148	13.63	12,719
Band 6	310,000.067	13.59	4,212,901
Band 7	166,252.959	13.58	2,257,715
Band 8	223,896.590	13.54	3,031,560
Band 9	115,335.749	13.52	1,559,339
Band 10	294,986.805	13.50	3,982,322
Band 11	111,472.037	13.48	1,502,643
Band 12	15,070.606	13.46	202,850
Band 13	221,530.359	13.44	2,977,368
Band 14	196,677.129	13.41	2,637,440
Band 15	226,687.636	13.39	3,035,347
Band 16	6,162.491	13.35	82,269
Band 17	254,681.698	13.33	3,394,907
Band 18	141.654	13.31	1,885
Band 19	2,332.475	13.28	30,975
Band 20	107,279.273	13.43	1,440,761
Band 21	34,303.545	13.37	458,638
Band 26	144,063.496	13.76	1,982,314
Band 27	142,297.029	13.65	1,942,354
Band 28	61,562.877	13.59	836,639
Band 29	8,349.914	13.57	113,308
Band 30	2,393.404	13.46	32,215
Band 31	1,277.394	13.41	17,130
Band 38	2,126.354	13.74	29,216
Band 41	821.216	13.47	11,062
Band 42	1,228.933	13.39	16,455
Band 43	19,856.498	13.34	264,886

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Large Cap Value Index Portfolio - Class S			
(continued)			
Band 46	102,951.229	$ 13.30	$ 1,369,251
Band 47	34,736.949	13.24	459,917
Band 51	3,105.557	13.34	41,428
Band 56	18,421.126	13.69	252,185
Band 57	468.769	13.48	6,319
	2,887,112.772		$ 38,956,880
ING Russell™ Mid Cap Growth Index Portfolio - Class S			
Contracts in accumulation period:			
Band 2	41,212.901	$ 15.72	$ 647,867
Band 3	2,531.347	15.57	39,413
Band 4	59,173.101	15.62	924,284
Band 5	35,831.052	15.59	558,606
Band 6	2,267,473.904	15.55	35,259,219
Band 7	887,614.124	15.53	13,784,647
Band 8	1,615,359.256	15.49	25,021,915
Band 9	209,926.889	15.47	3,247,569
Band 10	1,836,737.289	15.44	28,359,224
Band 11	2,105,460.105	15.42	32,466,195
Band 12	322,878.890	15.40	4,972,335
Band 13	992,399.420	15.38	15,263,103
Band 14	1,641,747.896	15.34	25,184,413
Band 15	750,345.651	15.32	11,495,295
Band 16	51,001.664	15.27	778,795
Band 17	1,115,655.624	15.25	17,013,748
Band 18	29,622.469	15.23	451,150
Band 19	48,499.290	15.19	736,704
Band 20	660,983.303	15.36	10,152,704
Band 21	85,179.931	15.30	1,303,253
Band 25	12,910.637	15.77	203,601
Band 26	27,575.777	15.75	434,318
Band 27	13,416.138	15.62	209,560
Band 28	4,160.383	15.55	64,694
Band 29	25,616.500	15.53	397,824
Band 30	94.427	15.40	1,454
Band 38	43,201.343	15.72	679,125
Band 41	15,158.165	15.40	233,436
Band 42	889.513	15.32	13,627
Band 43	33,102.854	15.26	505,150
Band 45	377.406	15.04	5,676
Band 46	696,930.308	15.21	10,600,310
Band 47	42,714.084	15.15	647,118
Band 50	2,573.930	15.38	39,587
Band 51	1,533.811	15.26	23,406
Band 54	203.237	15.30	3,110
Band 55	445.970	15.49	6,908
Band 56	82,369.882	15.66	1,289,912
Band 57	7,220.923	15.43	111,419
Band 64	1,310.077	15.30	20,044
	15,771,439.471		$ 243,150,718

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Mid Cap Index Portfolio - Class S			
Contracts in accumulation period:			
Band 2	2,726.775	$ 10.20	$ 27,813
Band 4	49,568.699	10.10	500,644
Band 5	9,469.473	10.08	95,452
Band 6	1,745,840.664	10.04	17,528,240
Band 7	441,767.869	10.02	4,426,514
Band 8	750,481.004	9.99	7,497,305
Band 9	71,696.888	9.97	714,818
Band 10	2,558,430.772	9.95	25,456,386
Band 11	448,752.821	9.93	4,456,116
Band 12	61,314.973	9.91	607,631
Band 13	476,109.438	9.89	4,708,722
Band 14	645,169.253	9.85	6,354,917
Band 15	844,438.198	9.84	8,309,272
Band 16	18,646.390	9.80	182,735
Band 17	654,912.258	9.78	6,405,042
Band 18	957.628	9.76	9,346
Band 19	34,976.126	9.72	339,968
Band 20	330,290.190	9.87	3,259,964
Band 21	21,781.471	9.82	213,894
Band 26	26,042.865	10.22	266,158
Band 27	21,411.934	10.10	216,261
Band 28	9,372.406	10.04	94,099
Band 29	14,311.753	10.02	143,404
Band 30	6,693.754	9.91	66,335
Band 38	16,213.466	10.20	165,377
Band 41	11,155.961	9.91	110,556
Band 42	13,014.127	9.84	128,059
Band 43	5,169.171	9.78	50,554
Band 46	661,834.868	9.74	6,446,272
Band 47	122,670.115	9.69	1,188,673
Band 52	3,320.072	10.03	33,300
Band 55	1,100.333	9.99	10,992
Band 56	277,012.179	10.14	2,808,903
Band 57	998.320	9.93	9,913
Band 59	395.181	9.73	3,845
	10,358,047.395		$ 102,837,480

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Small Cap Index Portfolio - Class S			
Contracts in accumulation period:			
Band 2	385.928	$ 10.36	$ 3,998
Band 4	43,607.440	10.26	447,412
Band 5	25,183.479	10.24	257,879
Band 6	1,701,985.477	10.20	17,360,252
Band 7	832,166.305	10.18	8,471,453
Band 8	895,973.595	10.14	9,085,172
Band 9	92,228.546	10.12	933,353
Band 10	2,589,703.501	10.10	26,156,005
Band 11	527,260.567	10.08	5,314,787
Band 12	136,727.321	10.07	1,376,844
Band 13	895,889.751	10.05	9,003,692
Band 14	1,359,249.866	10.01	13,606,091
Band 15	887,230.475	9.99	8,863,432
Band 16	51,300.307	9.95	510,438
Band 17	1,028,553.934	9.93	10,213,541
Band 18	10,612.409	9.91	105,169
Band 19	28,350.045	9.88	280,098
Band 20	663,425.857	10.03	6,654,161
Band 21	34,582.346	9.97	344,786
Band 25	6,696.076	10.40	69,639
Band 26	58,531.593	10.38	607,558
Band 27	22,735.204	10.26	233,263
Band 28	11,878.258	10.20	121,158
Band 29	35,763.253	10.18	364,070
Band 30	6,688.608	10.06	67,287
Band 38	20,351.214	10.36	210,839
Band 41	13,974.652	10.07	140,725
Band 42	15,812.461	9.99	157,966
Band 43	4,620.599	9.94	45,929
Band 46	871,768.034	9.89	8,621,786
Band 47	152,810.466	9.84	1,503,655
Band 52	385.873	10.18	3,928
Band 56	479,288.741	10.30	4,936,674
Band 57	736.844	10.09	7,435
Band 59	1,675.755	9.88	16,556
	13,508,134.780		$ 136,097,031

Division/Contract	Units	Unit Value	Extended Value
ING Small Company Portfolio - Class S			
Contracts in accumulation period:			
Band 2	3,231.608	$ 10.68	$ 34,514
Band 4	36,645.501	10.58	387,709
Band 5	3,330.886	10.56	35,174
Band 6	1,422,232.487	10.52	14,961,886
Band 7	301,151.067	10.50	3,162,086
Band 8	527,871.238	10.46	5,521,533
Band 9	27,098.943	10.44	282,913
Band 10	1,585,371.226	10.42	16,519,568
Band 11	214,607.645	10.41	2,234,066
Band 12	55,529.292	10.39	576,949
Band 13	469,399.166	10.37	4,867,669
Band 14	563,418.712	10.33	5,820,115
Band 15	676,235.802	10.31	6,971,991
Band 16	60,435.008	10.27	620,668
Band 17	615,823.444	10.25	6,312,190
Band 18	775.759	10.23	7,936
Band 19	19,884.476	10.19	202,623
Band 20	328,273.305	10.35	3,397,629
Band 21	45,619.689	10.29	469,427
Band 25	2,943.255	10.27	30,227
Band 26	53,688.250	10.70	574,464
Band 27	62,884.825	10.58	665,321
Band 28	11,270.621	10.52	118,567
Band 29	5,332.318	10.50	55,989
Band 30	1,545.782	10.38	16,045
Band 35	27,837.262	15.82	440,385
Band 36	8,411.148	15.50	130,373
Band 37	1,175.809	15.27	17,955
Band 38	260,992.358	17.77	4,637,834
Band 39	54,353.006	17.47	949,547
Band 40	9,659.161	17.25	166,621
Band 41	1,846.375	10.39	19,184
Band 42	2,259.155	10.31	23,292
Band 43	18,103.797	10.25	185,564
Band 46	736,637.425	10.21	7,521,068
Band 47	53,650.322	10.15	544,551
Band 51	603.630	10.25	6,187
Band 55	4,446.783	10.47	46,558
Band 56	127,307.014	10.62	1,352,000
Band 57	1,507.656	10.41	15,695
	8,403,391.206		$ 89,904,073

Division/Contract	Units	Unit Value	Extended Value
ING U.S. Bond Index Portfolio - Class S			
Contracts in accumulation period:			
Band 2	7,333.117	$ 11.87	$ 87,044
Band 3	384.695	11.93	4,589
Band 4	83,355.190	11.76	980,257
Band 5	22,144.183	11.73	259,751
Band 6	3,165,567.799	11.69	37,005,488
Band 7	1,615,556.551	11.67	18,853,545
Band 8	2,150,527.481	11.62	24,989,129
Band 9	160,460.347	11.60	1,861,340
Band 10	4,062,233.493	11.58	47,040,664
Band 11	1,257,147.450	11.56	14,532,625
Band 12	254,563.043	11.54	2,937,658
Band 13	1,537,961.974	11.51	17,701,942
Band 14	2,495,009.271	11.47	28,617,756
Band 15	1,678,618.910	11.45	19,220,187
Band 16	154,225.273	11.41	1,759,710
Band 17	2,112,608.924	11.38	24,041,490
Band 18	1,314.796	11.36	14,936
Band 19	62,342.837	11.32	705,721
Band 20	807,128.967	11.49	9,273,912
Band 21	85,247.616	11.43	974,380
Band 25	4,845.017	12.12	58,722
Band 26	122,318.633	11.89	1,454,369
Band 27	97,605.950	11.76	1,147,846
Band 28	22,486.379	11.69	262,866
Band 29	31,003.047	11.67	361,806
Band 30	1,159.848	11.53	13,373
Band 31	1,139.782	11.47	13,073
Band 35	42,396.814	11.98	507,914
Band 36	19,217.255	11.89	228,493
Band 37	7,260.736	11.82	85,822
Band 38	553,441.008	11.87	6,569,345
Band 39	200,614.675	11.78	2,363,241
Band 40	77,543.813	11.71	908,038
Band 41	4,675.999	11.54	53,961
Band 42	2,423.946	11.45	27,754
Band 43	14,109.346	11.39	160,705
Band 45	467.979	11.17	5,227
Band 46	1,868,365.242	11.34	21,187,262
Band 47	235,942.853	11.27	2,659,076
Band 55	5,301.367	11.63	61,655
Band 56	699,932.903	11.80	8,259,208
Band 57	29,901.029	11.56	345,656
Band 59	328.852	11.32	3,723
	25,756,214.390		$ 297,601,259

Division/Contract	Units	Unit Value	Extended Value
ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio - Class S			
Contracts in accumulation period:			
Band 4	44,877.659	$ 7.75	$ 347,802
Band 6	4,036,972.284	7.70	31,084,687
Band 7	261,666.758	7.69	2,012,217
Band 8	1,363,796.757	7.66	10,446,683
Band 9	18,347.343	7.64	140,174
Band 10	7,458,354.092	7.63	56,907,242
Band 11	752,428.049	7.61	5,725,977
Band 12	37,365.939	7.60	283,981
Band 13	1,230,977.117	7.58	9,330,807
Band 14	714,428.648	7.55	5,393,936
Band 15	1,959,000.629	7.54	14,770,865
Band 16	94,627.704	7.51	710,654
Band 17	996,995.283	7.49	7,467,495
Band 18	11,433.075	7.48	85,519
Band 19	35,436.336	7.45	264,001
Band 20	688,315.289	7.57	5,210,547
Band 21	11,003.673	7.52	82,748
Band 26	11,011.344	7.76	85,448
Band 27	2,811.480	7.67	21,564
Band 28	2,510.708	7.63	19,157
Band 29	3,258.929	7.61	24,800
Band 35	12,793.344	7.91	101,195
Band 36	12,612.273	7.84	98,880
Band 38	73,412.704	7.83	574,821
Band 39	35,039.345	7.77	272,256
Band 40	30,092.486	7.72	232,314
Band 41	3,944.705	7.53	29,704
Band 42	4,340.166	7.47	32,421
Band 43	559.405	7.43	4,156
Band 46	1,429,765.444	7.46	10,666,050
Band 47	373,188.243	7.42	2,769,057
Band 54	4,180.226	7.52	31,435
Band 55	2,378.275	7.66	18,218
Band 56	575,042.945	7.78	4,473,834
Band 57	3,897.611	7.61	29,661
Band 59	479.603	7.45	3,573
Band 60	1,190.864	7.64	9,098
	22,298,536.735		$ 169,762,977
ING International Value Portfolio - Class S			
Contracts in accumulation period:			
Band 35	62,900.524	$ 12.09	$ 760,467
Band 36	15,748.188	11.84	186,459
Band 37	9,759.950	11.67	113,899
Band 38	281,511.191	13.09	3,684,981
Band 39	127,535.413	12.87	1,641,381
Band 40	21,055.076	12.71	267,610
	518,510.342		$ 6,654,797

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING MidCap Opportunities Portfolio - Class S			
Currently payable annuity contracts:	118.668	$ 11.98	$ 1,422
Contracts in accumulation period:			
Band 1	30,526.055	11.54	352,271
Band 2	301,343.455	11.98	3,610,095
Band 3	1,352.019	11.53	15,589
Band 4	115,862.023	11.66	1,350,951
Band 5	81,517.564	11.60	945,604
Band 6	4,227,190.135	11.47	48,485,871
Band 7	2,735,925.115	11.41	31,216,906
Band 8	2,718,314.568	11.29	30,689,771
Band 9	483,352.568	11.23	5,428,049
Band 10	3,775,208.478	11.17	42,169,079
Band 11	2,991,666.312	11.11	33,237,413
Band 12	781,461.254	11.05	8,635,147
Band 13	2,377,779.823	10.99	26,131,800
Band 14	3,662,811.249	10.87	39,814,758
Band 15	1,287,437.167	10.81	13,917,196
Band 16	119,652.826	10.69	1,279,089
Band 17	1,752,718.136	10.64	18,648,921
Band 18	34,467.070	10.58	364,662
Band 19	177,210.236	10.46	1,853,619
Band 20	1,536,336.550	10.93	16,792,158
Band 21	158,659.779	10.75	1,705,593
Band 23	8,292.855	11.29	93,626
Band 24	130.028	12.64	1,644
Band 25	29,509.061	12.11	357,355
Band 26	50,935.442	11.48	584,739
Band 27	48,396.448	11.35	549,300
Band 28	16,893.311	11.29	190,725
Band 29	6,009.282	11.27	67,725
Band 30	3,155.547	11.14	35,153
Band 31	1,926.879	11.08	21,350
Band 35	59,371.867	17.31	1,027,727
Band 36	5,211.966	16.96	88,395
Band 37	1,006.136	16.71	16,813
Band 38	376,891.368	20.14	7,590,592
Band 39	54,621.895	19.80	1,081,514
Band 40	8,285.909	19.55	161,990
Band 41	1,866.258	11.14	20,790
Band 42	843.675	11.06	9,331
Band 43	35,579.508	11.00	391,375
Band 46	806,064.544	14.64	11,800,785
Band 47	79,808.079	14.48	1,155,621
Band 50	2,709.249	11.12	30,127
Band 52	2,352.507	11.27	26,513
Band 55	665.994	11.23	7,479
Band 56	108,234.052	11.40	1,233,868
Band 57	16,202.671	11.17	180,984
Band 60	1,625.805	11.21	18,225
	31,077,501.386		$ 353,389,710

Division/Contract	Units	Unit Value	Extended Value
ING SmallCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
Band 2	484.669	$ 9.86	$ 4,779
Band 4	16,848.628	9.60	161,747
Band 5	69,380.766	9.54	661,893
Band 6	796,477.744	9.44	7,518,750
Band 7	806,023.865	9.39	7,568,564
Band 8	169,268.609	9.29	1,572,505
Band 9	46,628.195	9.24	430,845
Band 10	488,828.439	9.19	4,492,333
Band 11	262,328.195	9.14	2,397,680
Band 12	247,873.059	9.09	2,253,166
Band 13	523,504.076	9.04	4,732,477
Band 14	952,595.475	8.94	8,516,204
Band 15	175,560.549	8.90	1,562,489
Band 16	30,262.481	8.80	266,310
Band 17	491,023.887	8.75	4,296,459
Band 18	11,942.414	8.70	103,899
Band 19	62,979.871	8.61	542,257
Band 20	635,814.634	8.99	5,715,974
Band 21	80,093.793	8.85	708,830
Band 25	32,253.259	9.97	321,565
Band 26	4,258.069	15.90	67,703
Band 27	2,763.716	15.58	43,059
Band 28	171.735	15.42	2,648
Band 29	163.994	15.37	2,521
Band 35	51,356.787	10.13	520,244
Band 36	9,514.328	9.91	94,287
Band 38	106,736.597	18.60	1,985,301
Band 39	22,023.419	18.29	402,808
Band 40	5,827.925	18.05	105,194
Band 41	3,223.338	15.06	48,543
Band 42	82.469	14.86	1,225
Band 43	3,743.191	14.71	55,062
Band 46	115,671.677	13.34	1,543,060
Band 47	12,853.040	13.20	169,660
	6,238,562.893		$ 58,870,041

Division/Contract	Units	Unit Value	Extended Value
Invesco V.I. Leisure Fund - Series I Shares			
Contracts in accumulation period:			
Band 4	5,826.884	$ 11.91	$ 69,398
Band 5	4,314.454	11.85	51,126
Band 6	170,924.544	11.74	2,006,654
Band 7	172,470.832	11.68	2,014,459
Band 8	40,754.881	11.57	471,534
Band 9	26,189.674	11.51	301,443
Band 10	169,691.920	11.45	1,942,972
Band 11	46,170.339	11.40	526,342
Band 12	61,354.691	11.34	695,762
Band 13	106,636.880	11.29	1,203,930
Band 14	221,705.241	11.18	2,478,665
Band 15	64,541.227	11.12	717,698
Band 16	1,129.738	11.01	12,438
Band 17	103,235.446	10.96	1,131,460
Band 18	586.074	10.90	6,388
Band 19	35,913.531	10.80	387,866
Band 20	142,977.977	11.23	1,605,643
Band 21	17,899.020	11.07	198,142
Band 26	8,720.921	12.27	107,006
Band 27	7,186.277	11.91	85,589
Band 28	2,627.743	11.74	30,850
Band 29	1,947.016	11.68	22,741
Band 30	376.864	11.34	4,274
Band 41	1,413.248	11.65	16,464
Band 42	685.521	11.46	7,856
Band 43	4,507.001	11.31	50,974
Band 45	1,911.577	9.78	18,695
Band 46	30,611.723	9.56	292,648
Band 47	4,526.358	9.46	42,819
	1,456,837.602		$ 16,501,836
Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I			
Contracts in accumulation period:			
Band 22	164.882	$ 8.53	$ 1,406
Band 23	8,639.667	8.47	73,178
	8,804.549		$ 74,584
Legg Mason Global Currents Variable International All Cap Opportunity Portfolio			
Contracts in accumulation period:			
Band 23	2,797.332	$ 11.65	$ 32,589
Legg Mason Western Asset Variable High Income Portfolio			
Contracts in accumulation period:			
Band 23	3,298.757	$ 21.38	$ 70,527

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class			
Contracts in accumulation period:			
Band 35	21,876.334	$ 18.70	$ 409,087
Band 36	629.759	18.45	11,619
Band 37	767.327	18.26	14,011
Band 38	43,815.209	18.39	805,762
Band 39	6,867.416	18.14	124,575
Band 40	4,299.094	17.96	77,212
	78,255.139		$ 1,442,266
PIMCO Real Return Portfolio - Administrative Class			
Contracts in accumulation period:			
Band 35	143,635.893	$ 14.22	$ 2,042,502
Band 36	30,700.234	14.03	430,724
Band 37	2,355.064	13.89	32,712
Band 38	537,725.031	13.98	7,517,396
Band 39	172,908.590	13.79	2,384,409
Band 40	42,122.650	13.65	574,974
	929,447.462		$ 12,982,717
Pioneer Equity Income VCT Portfolio - Class II			
Contracts in accumulation period:			
Band 35	99,762.134	$ 14.21	$ 1,417,620
Band 36	13,934.561	13.92	193,969
Band 37	16,396.801	13.71	224,800
Band 38	602,274.146	15.72	9,467,750
Band 39	169,403.066	15.46	2,618,971
Band 40	53,455.465	15.26	815,730
	955,226.173		$ 14,738,840
ProFund VP Bull			
Contracts in accumulation period:			
Band 5	4,451.359	$ 8.56	$ 38,104
Band 6	96,088.110	8.47	813,866
Band 7	229,571.862	8.42	1,932,995
Band 8	33,538.987	8.33	279,380
Band 9	4,522.185	8.29	37,489
Band 10	88,552.277	8.24	729,671
Band 11	79,497.309	8.20	651,878
Band 12	48,533.461	8.15	395,548
Band 13	116,743.514	8.11	946,790
Band 14	371,882.882	8.02	2,982,501
Band 15	22,523.061	7.98	179,734
Band 16	695.181	7.89	5,485
Band 17	91,188.834	7.85	715,832
Band 18	15,706.362	7.81	122,667
Band 19	15,779.017	7.72	121,814
Band 20	212,962.537	8.07	1,718,608
Band 21	9,328.021	7.94	74,064
Band 26	5,310.429	8.89	47,210
Band 27	535.849	8.61	4,614

Division/Contract	Units	Unit Value	Extended Value
ProFund VP Bull (continued)			
Band 28	262.614	$ 8.47	$ 2,224
Band 29	135.841	8.42	1,144
Band 38	7.673	9.71	75
Band 41	2,200.874	10.92	24,034
Band 46	20,965.885	9.12	191,209
	1,470,984.124		$ 12,016,936
ProFund VP Europe 30			
Contracts in accumulation period:			
Band 4	11,569.891	$ 8.66	$ 100,195
Band 5	4,769.464	8.62	41,113
Band 6	85,941.903	8.52	732,225
Band 7	95,229.847	8.48	807,549
Band 8	21,957.435	8.39	184,223
Band 9	6,359.866	8.34	53,041
Band 10	65,931.023	8.30	547,227
Band 11	70,476.278	8.25	581,429
Band 12	33,595.015	8.21	275,815
Band 13	47,923.680	8.16	391,057
Band 14	152,211.031	8.07	1,228,343
Band 15	32,152.968	8.03	258,188
Band 16	10,449.841	7.94	82,972
Band 17	85,949.701	7.90	679,003
Band 18	586.899	7.86	4,613
Band 19	9,604.761	7.77	74,629
Band 20	65,104.760	8.12	528,651
Band 21	7,855.124	7.99	62,762
Band 26	10,577.790	8.95	94,671
Band 27	838.424	8.66	7,261
Band 28	1,257.372	8.52	10,713
Band 29	191.713	8.48	1,626
Band 46	19,655.684	8.68	170,611
Band 47	3,744.718	8.59	32,167
	843,935.188		$ 6,950,084
ProFund VP Rising Rates Opportunity			
Contracts in accumulation period:			
Band 4	8,179.997	$ 3.13	$ 25,603
Band 5	517.508	3.11	1,609
Band 6	270,918.537	3.09	837,138
Band 7	142,732.528	3.07	438,189
Band 8	170,452.852	3.05	519,881
Band 9	30,361.023	3.03	91,994
Band 10	217,708.368	3.02	657,479
Band 11	106,743.684	3.01	321,298
Band 12	22,697.253	3.00	68,092
Band 13	116,175.648	2.98	346,203
Band 14	180,836.551	2.96	535,276
Band 15	95,655.631	2.95	282,184
Band 16	16,349.637	2.92	47,741

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ProFund VP Rising Rates Opportunity (continued)			
Band 17	141,988.275	$ 2.91	$ 413,186
Band 18	2,280.831	2.90	6,614
Band 19	12,444.296	2.87	35,715
Band 20	188,087.303	2.97	558,619
Band 21	16,942.454	2.93	49,641
Band 26	42,486.330	3.21	136,381
Band 27	9,605.407	3.12	29,969
Band 28	15,605.498	3.09	48,221
Band 29	8,387.192	3.07	25,749
Band 31	1,627.959	2.96	4,819
Band 41	5,084.413	3.00	15,253
Band 42	1,591.241	2.95	4,694
Band 43	1,706.773	2.91	4,967
Band 46	69,934.690	3.55	248,268
Band 47	324.231	3.51	1,138
	1,897,426.110		$ 5,755,921
Wells Fargo Advantage VT Omega Growth Fund - Class 2			
Contracts in accumulation period:			
Band 6	1,174.046	$ 11.74	$ 13,783
Band 10	28,184.679	11.70	329,761
Band 14	13,523.811	11.66	157,688
Band 15	6,295.879	11.65	73,347
Band 17	40,430.096	11.62	469,798
Band 20	7,102.045	11.66	82,810
Band 46	9,738.835	11.60	112,970
	106,449.391		$ 1,240,157
Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2			
Contracts in accumulation period:			
Band 6	18,864.799	$ 12.89	$ 243,167
Band 10	89,210.168	12.62	1,125,832
Band 14	40,659.561	12.36	502,552
Band 17	14,475.674	12.16	176,024
Band 46	420.194	10.78	4,530
	163,630.396		$ 2,052,105
Wells Fargo Advantage VT Intrinsic Value Fund - Class 2			
Contracts in accumulation period:			
Band 10	14,560.478	$ 11.10	$ 161,621
Band 14	10,833.913	10.87	117,765
Band 15	2,496.789	10.83	27,040
Band 17	29,621.498	10.69	316,654
Band 20	5,524.927	10.92	60,332
Band 46	4,067.768	9.20	37,423
	67,105.373		$ 720,835

Division/Contract	Units	Unit Value		Extended Value	
Wells Fargo Advantage VT Small Cap Growth Fund - Class 2					
Contracts in accumulation period:					
Band 6	1,279.744	$	17.38	$	22,242
Band 10	7,442.092		17.02		126,664
Band 14	2,319.037		16.67		38,658
Band 17	8,456.563		16.39		138,603
Band 20	1,751.545		16.74		29,321
Band 46	379.559		14.31		5,431
	21,628.540			$	360,919
Wells Fargo Advantage VT Total Return Bond Fund					
Contracts in accumulation period:					
Band 6	15,412.524	$	14.12	$	217,625
Band 10	17,455.567		13.83		241,410
Band 14	15,228.113		13.54		206,189
Band 15	1,870.348		13.49		25,231
Band 17	4,816.804		13.32		64,160
Band 46	7,358.142		12.78		94,037
	62,141.498			$	848,652

Bands	Products
Band 1	Golden VAC 80, ING GoldenSelect DVA 080
Band 2	Global Syndicate, Golden VAC 100, ING GoldenSelect DVA, ING GoldenSelect DVA 100
Band 3	ING GoldenSelect DVA Series 100
Band 4	ING GoldenSelect DVA Plus - Standard (pre February 2000), ING SmartDesign Signature Variable Annuity Option Package I, ING Golden Select DVA Plus 125, ING SmartDesign Signature Variable Annuity 125
Band 5	ING GoldenSelect DVA Plus - Standard (post January 2000 & post 2000), ING Golden Select DVA Plus 130
Band 6	First Union Variable Annuity, Fleet Premium Plus 140, ING GoldenSelect DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution (pre February 2000 and post January 2000), ING GoldenSelect Access - Standard (pre February 2000), ING GoldenSelect Premium Plus - Standard (pre February 2000), ING GoldenSelect ES II (pre 2001), ING GoldenSelect ES II - Standard (post 2000), Generations - Standard, ING GoldenSelect Opportunities - Standard, WellsFargo ING Opportunities - Standard, ING Golden Select DVA Plus 140, ING GoldenSelect Access 140, ING GoldenSelect ES II 140, ING GoldenSelect Generations Variable Annuity 140, ING GoldenSelect Opportunities Variable 140, ING GoldenSelect Premium Plus 140, Wells Fargo ING Opportunities Variable Annuity 140
Band 7	Fleet Premium Plus 145, ING GoldenSelect DVA Plus - Annual Ratchet (post January 2000), ING GoldenSelect DVA Plus - 5.5% Solution (post 2000), ING GoldenSelect Access - Standard (post January 2000 and post 2000), ING GoldenSelect Premium Plus - Standard (post January 2000 and post 2000), ING GoldenSelect ES II - Deferred Ratchet (post 2000), ING GoldenSelect Generations - Deferred Ratchet, ING GoldenSelect Opportunities Variable 145; ING SmartDesign Signature Variable Annuity 145, Wells Fargo ING Opportunities Variable Annuity 145, Fleet Premium Plus 145, ING Golden Select DVA Plus 145, ING GoldenSelect Access 145, ING GoldenSelect ES II 145, ING GoldenSelect Generations Variable Annuity 145, ING GoldenSelect Opportunities Variable 145, ING GoldenSelect Premium Plus 145, ING SmartDesign Signature Variable Annuity 145, Wells Fargo ING Opportunities Variable Annuity 145
Band 8	Fleet Premium Plus 155, ING Golden Select DVA Plus 155, ING Golden Select DVA Plus - 7% Solution (pre February 2000), ING Golden Select DVA Plus - Annual Ratchet (post 2000), ING GoldenSelect DVA Plus - Max 5.5 (post January 2000), ING GoldenSelect Access - Annual Ratchet (pre February 2000) and 5.5% Solution (pre February 2000), ING GoldenSelect Premium Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre February 2000), ING GoldenSelect ES II - 5.5% Solution (post 2000), Opportunities - 5.5% Solution; Wells Fargo ING Opportunities Variable Annuity 155, ING GoldenSelect Access 155, ING GoldenSelect ES II 155, ING GoldenSelect Generations Variable Annuity 155, ING GoldenSelect Opportunities Variable 155, ING GoldenSelect Premium Plus 155
Band 9	Fleet Premium Plus 160, ING GoldenSelect DVA Plus - Max 5.5 (post 2000), ING GoldenSelect Access - Annual Ratchet (post January 2000), ING Golden Select Access - 5.5% Solution (post January 2000 and post 2000), ING GoldenSelect Premium Plus - Annual Ratchet (post January 2000), ING GoldenSelect Premium Plus - 5.5% Solution (post January 2000 and post 2000), ING SmartDesign Advantage Variable Annuity 160, ING SmartDesign Signature Variable Annuity 160, ING Golden Select DVA Plus 160, ING GoldenSelect Access 160, ING GoldenSelect Premium Plus 160

Bands	Products
Band 10	ING GoldenSelect DVA Plus - 7% Solution (post January 2000 and post 2000), ING GoldenSelect ES II - Annual Ratchet (post 2000), ING GoldenSelect Generations - Annual Ratchet, ING GoldenSelect Landmark - Standard, ING GoldenSelect Legends – Standard, Wells Fargo ING Landmark - Standard, Wells Fargo ING Landmark Variable Annuity 165, ING GoldenSelect Opportunities - Annual Ratchet, WellsFargo ING Opportunities - Annual Ratchet, ING SmartDesign Advantage Variable Annuity 165, ING Golden Select DVA Plus 165, ING GoldenSelect ES II 165, ING GoldenSelect Generations Variable Annuity 165, ING GoldenSelect Landmark Variable Annuity 165, ING GoldenSelect Legends - Standard, ING GoldenSelect Opportunities Variable 165, ING Simplicity Variable Annuity125, Wells Fargo ING Opportunities Variable Annuity 165
Band 11	Fleet Premium Plus 170, ING GoldenSelect Access - 7% Solution (pre February 2000), ING GoldenSelect Access - Annual Ratchet (post 2000), ING GoldenSelect Access - Max 5.5 (post January 2000), ING GoldenSelect DVA Plus - Annual Ratchet (post 2000), ING Golden Select DVA Plus 155, ING GoldenSelect ES II - Max 5.5 (post 2000), ING GoldenSelect Premium Plus - 7% Solution (pre February 2000), ING GoldenSelect Premium Plus - Annual Ratchet (post 2000), ING Golden Select Premium Plus - Max 5.5 (post January 2000), ING Golden Select Opportunities - Max 5.5, Wells Fargo Opportunities - Max 5.5, ING GoldenSelect Access 170, ING GoldenSelect ES II 170, ING GoldenSelect Generations Variable Annuity 170, ING GoldenSelect Opportunities Variable 170, ING GoldenSelect Premium Plus 170, Wells Fargo ING Opportunities Variable Annuity 170
Band 12	ING Golden Select Access - Max 5.5 (post 2000), ING Golden Select DVA Plus - Max 7 (post January 2000 and post 2000), ING GoldenSelect Premium Plus - Max 5.5 (post 2000), ING GoldenSelect ES II - 7% Solution (post 2000), ING GoldenSelect Generations - 7% Solution, ING Golden Select Opportunities - 7% Solution, Wells Fargo ING Opportunities Variable Annuity 175, ING Golden Select DVA Plus 175, ING GoldenSelect Access 175, ING GoldenSelect DVA Plus, ING GoldenSelect ES II 175, ING GoldenSelect Generations Variable Annuity 175, ING GoldenSelect Opportunities Variable 175, ING GoldenSelect Premium Plus 175
Band 13	ING GoldenSelect Access - 7% Solution (post January 2000 and post 2000), ING GoldenSelect Access - Standard (post April 2001), ING GoldenSelect Generations Variable Annuity 150, ING GoldenSelect Premium Plus - 7% Solution (post January 2000 and post 2000), ING GoldenSelect Landmark - 5.5% Solution, ING SmartDesign Advantage Variable Annuity, Wells Fargo ING Landmark - 5.5% Solution, Wells Fargo ING Opportunities Variable Annuity 180, Fleet Premium Plus 180, ING GoldenSelect Access 180, ING GoldenSelect ES II 180, ING GoldenSelect Generations Variable Annuity 180, ING GoldenSelect Landmark Variable Annuity 180, ING GoldenSelect Opportunities Variable 180, ING GoldenSelect Premium Plus 180, ING SmartDesign Advantage Variable Annuity 180, Wells Fargo ING Landmark Variable Annuity 180
Band 14	Fleet Premium Plus 190, ING GoldenSelect Access - Max 7 (post January 2000 and post 2000), ING GoldenSelect Landmark - Annual Ratchet, ING GoldenSelect Legends – Quarterly, ING GoldenSelect Premium Plus - Max 7 (post January 2000 and post 2000), ING GoldenSelect Premium Plus, ING GoldenSelect Premium Plus (Citigroup/Smith Barney), Wells Fargo ING Landmark - Annual Ratchet, ING GoldenSelect Access 190, ING GoldenSelect Landmark Variable Annuity 190, ING GoldenSelect Legends - Quarterly, ING GoldenSelect Premium Plus 190, Wells Fargo ING Landmark Variable Annuity 190

Bands	Products
Band 15	ING GoldenSelect Access - 5.5% Solution (post April 2001), ING GoldenSelect ES II 195, ING GoldenSelect Generations Variable Annuity 195, ING GoldenSelect Landmark - Max 5.5, ING GoldenSelect Legends –WA Combo, ING Golden Select Opportunities Variable 195, ING GoldenSelect Opportunities Variable 195, ING GoldenSelect Premium Plus 195, ING SmartDesign Advantage, ING SmartDesign Advantage Variable Annuity 195, ING SmartDesign Signature Variable Annuity, ING SmartDesign Signature Variable Annuity 195, Wells Fargo ING Landmark - Max 5.5, Wells Fargo ING Opportunities Variable Annuity 195, ING GoldenSelect Access 195, ING GoldenSelect Landmark Variable Annuity 195, ING SmartDesign Signature Variable Annuity 195, Wells Fargo ING Landmark Variable Annuity 195
Band 16	ING GoldenSelect Access - Annual Ratchet (post April 2001), ING GoldenSelect Landmark Variable Annuity 205, Wells Fargo ING Landmark Variable Annuity 205, ING GoldenSelect Access 205, ING GoldenSelect Legends 205
Band 17	ING GoldenSelect Access - Max 5.5 (post April 2001), ING GoldenSelect Landmark (Citigroup/Smith Barney), ING GoldenSelect Landmark - Max 7, ING GoldenSelect Legends – Combo, ING GoldenSelect Premium Plus 210, Wells Fargo ING Landmark Variable Annuity, Wells Fargo Landmark - Max 7, ING GoldenSelect Access 210, ING GoldenSelect Landmark Variable Annuity 210, Wells Fargo ING Landmark Variable Annuity 210
Band 18	ING GoldenSelect Access - 7% Solution (post April 2001), ING GoldenSelect Access 215
Band 19	ING GoldenSelect Access, ING GoldenSelect Access (Citigroup/Smith Barney), ING GoldenSelect Access - Max 7 (post April 2001) ING SmartDesign Advantage Variable Annuity 225, ING GoldenSelect Access 225
Band 20	ING GoldenSelect ES II, ING GoldenSelect ES II - Max 7 (post 2000), ING GoldenSelect Generations, ING GoldenSelect Generations - Max 7, ING GoldenSelect Opportunities, ING GoldenSelect Opportunities - Max 7, ING SmartDesign Advantage Variable Annuity 185, Wells Fargo ING Opportunities Variable Annuity, Wells Fargo ING Opportunities - Max 7, ING GoldenSelect ES II 185, ING GoldenSelect Generations Variable Annuity 185, ING GoldenSelect Opportunities Variable 185, Wells Fargo ING Opportunities Variable Annuity 185
Band 21	ING GoldenSelect Landmark - 7% Solution, ING SmartDesign Advantage Variable Annuity 200, Wells Fargo ING Landmark - 7% Solution, ING GoldenSelect Landmark Variable Annuity 200, Wells Fargo ING Landmark Variable Annuity 200
Band 22	Granite PrimElite - Standard, ING GoldenSelect Granite PrimElite 125
Band 23	ING GoldenSelect Granite PrimElite - Annual Ratchet; ING GoldenSelect Granite PrimElite 140
Band 24	ING GoldenSelect Access One
Band 25	ING GoldenSelect Value
Band 26	ING SmartDesign Variable Annuity Option I, ING SmartDesign Variable Annuity 095
Band 27	ING SmartDesign Variable Annuity Option II, ING SmartDesign Variable Annuity 125
Band 28	ING SmartDesign Variable Annuity, ING SmartDesign Variable Annuity Option III, ING SmartDesign Variable Annuity 140
Band 29	ING SmartDesign Variable Annuity Bonus Option I, ING SmartDesign Variable Annuity 145
Band 30	ING SmartDesign Variable Annuity Bonus Option II, ING SmartDesign Variable Annuity 175
Band 31	ING SmartDesign Variable Annuity Bonus Option III, ING SmartDesign Variable Annuity 190
Band 32	ING SmartDesign Advantage Bonus Option I, ING SmartDesign Advantage Variable Annuity 220
Band 33	ING SmartDesign Advantage Bonus Option II, ING SmartDesign Advantage Variable Annuity 240

Bands	Products
Band 34	ING SmartDesign Advantage Bonus Option III, ING SmartDesign Advantage Variable Annuity 255
Band 35	ING Rollover Choice Option I (prior to August 7, 2003), ING Focus VA Option I, ING Focus Variable Annuity 075, ING Rollover Choice 075
Band 36	ING Rollover Choice Option II (prior to August 7, 2003), ING Focus VA Option I, ING Focus VA Option II, ING Focus Variable Annuity 095, ING Rollover Choice 095
Band 37	ING Rollover Choice Option III (prior to August 7, 2003), ING Rollover Choice 110
Band 38	ING Rollover Choice Option I, ING Rollover Choice 100
Band 39	ING Rollover Choice Option II, ING Rollover Choice 120
Band 40	ING Rollover Choice Option III, ING Rollover Choice 135
Band 41	ING SmartDesign Signature Option I, ING SmartDesign Signature Variable Annuity 175
Band 42	ING SmartDesign Signature Option II, ING SmartDesign Signature Variable Annuity 210
Band 43	ING SmartDesign Signature Option III
Band 44	ING SmartDesign Advantage Variable Annuity 245
Band 45	ING SmartDesign Advantage Variable Annuity 260
Band 46	ING GoldenSelect Landmark Variable Annuity 220, ING GoldenSelect Legends 220, Wells Fargo ING Landmark Variable Annuity 220
Band 47	ING GoldenSelect Access 235
Band 49	ING Simplicity Variable Annuity 200
Band 50	ING Architect Variable Annuity 180
Band 51	ING Architect Variable Annuity 210
Band 52	ING Architect Variable Annuity 145
Band 53	ING Architect Variable Annuity 170
Band 54	ING Architect Variable Annuity 200
Band 55	ING Architect Variable Annuity 155
Band 56	ING Architect Variable Annuity 115
Band 57	ING Architect Variable Annuity 170
Band 58	ING Architect Variable Annuity 195
Band 59	ING Architect Variable Annuity 225
Band 60	ING Architect Variable Annuity 160
Band 61	ING Architect Variable Annuity 185
Band 62	ING Architect Variable Annuity 215
Band 64	ING Architect Variable Annuity 200

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

10. Financial Highlights

A summary of unit values, units outstanding and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2011, 2010, 2009, 2008, and 2007, follows:

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
BlackRock Global Allocation V.I. Fund - Class III												
2011	111,786	$9.45	to	$9.97	$1,082,096	2.30%	0.95%	to	2.35%	-5.88%	to	-4.50%
2010	112,825	$9.97	to	$10.44	$1,153,042	1.14%	0.95%	to	2.60%	6.86%	to	8.65%
2009	102,963	$9.33	to	$9.61	$975,605	2.36%	0.95%	to	2.60%	17.80%	to	19.83%
2008	49,903	$7.92	to	$8.02	$397,800	(b)	0.95%	to	2.60%			(b)
2007	(b)			(b)	(b)	(b)			(b)			(b)
Columbia Asset Allocation Fund, Variable Series - Class A												
2011	18	$14.78	to	$15.31	$279	2.75%	1.40%	to	1.80%	-2.64%	to	-2.23%
2010	20	$15.18	to	$15.66	$303	2.29%	1.40%	to	1.80%	11.37%	to	11.86%
2009	22	$13.63	to	$14.00	$308	3.86%	1.40%	to	1.80%	21.81%	to	22.27%
2008	23	$11.19	to	$11.45	$262	3.66%	1.40%	to	1.80%	-29.62%	to	-29.36%
2007	41	$15.82	to	$16.21	$668	2.48%	1.40%	to	1.90%	7.11%	to	7.64%
Columbia Small Cap Value Fund, Variable Series - Class B												
2011	7,095	$11.38	to	$20.09	$132,452	0.88%	0.95%	to	2.35%	-8.37%	to	-7.04%
2010	8,008	$12.42	to	$21.68	$162,178	1.03%	0.95%	to	2.35%	23.58%	to	25.22%
2009	9,211	$10.05	to	$17.36	$150,066	0.85%	0.95%	to	2.35%	21.97%	to	23.89%
2008	10,670	$8.24	to	$14.06	$141,739	0.46%	0.95%	to	2.45%	-29.89%	to	-28.85%
2007	13,631	$11.74	to	$19.82	$256,889	0.27%	0.95%	to	2.60%	-5.11%	to	-3.56%
Columbia Small Company Growth Fund, Variable Series - Class A												
2011	1		$17.39		$11	-		1.55%			-7.01%	
2010	1	$18.70	to	$18.85	$18	-	1.45%	to	1.55%	26.35%	to	26.51%
2009	2	$14.55	to	$14.90	$25	-	1.45%	to	1.80%	23.41%	to	23.86%
2008	4	$11.79	to	$12.07	$51	-	1.40%	to	1.80%	-41.89%	to	-41.63%
2007	4	$20.29	to	$20.68	$91	-	1.40%	to	1.80%	11.42%	to	11.84%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Columbia VP Large Cap Growth Fund - Class 1												
2011	41	$6.52	to	$6.55	$271	(e)	1.40%	to	1.90%	(e)		
2010	(e)		(e)		(e)	(e)		(e)		(e)		
2009	(e)		(e)		(e)	(e)		(e)		(e)		
2008	(e)		(e)		(e)	(e)		(e)		(e)		
2007	(e)		(e)		(e)	(e)		(e)		(e)		
Columbia VP Short Duration US Government Fund - Class 1												
2011	-	$10.30			$4	(e)	1.80%			(e)		
2010	(e)		(e)		(e)	(e)		(e)		(e)		
2009	(e)		(e)		(e)	(e)		(e)		(e)		
2008	(e)		(e)		(e)	(e)		(e)		(e)		
2007	(e)		(e)		(e)	(e)		(e)		(e)		
Fidelity® VIP Equity-Income Portfolio - Service Class 2												
2011	14,627	$8.73	to	$13.27	$157,133	2.22%	0.75%	to	2.55%	-1.91%	to	-0.08%
2010	16,702	$8.77	to	$13.31	$181,385	1.50%	0.75%	to	2.60%	11.86%	to	14.02%
2009	19,074	$7.72	to	$11.70	$183,254	1.91%	0.75%	to	2.60%	26.51%	to	28.93%
2008	22,259	$6.01	to	$9.10	$167,056	2.07%	0.75%	to	2.60%	-44.30%	to	-43.24%
2007	28,026	$11.47	to	$16.08	$373,387	1.66%	0.75%	to	2.60%	-1.39%	to	0.50%
Fidelity® VIP Contrafund® Portfolio - Service Class 2												
2011	50,330	$8.47	to	$16.61	$662,869	0.76%	0.75%	to	2.60%	-5.27%	to	-3.51%
2010	57,642	$8.91	to	$17.26	$795,262	0.94%	0.75%	to	2.60%	13.86%	to	16.09%
2009	66,360	$7.79	to	$14.91	$795,683	1.12%	0.75%	to	2.60%	31.90%	to	34.45%
2008	72,902	$5.89	to	$11.12	$656,498	0.94%	0.75%	to	2.60%	-44.18%	to	-43.14%
2007	57,227	$12.58	to	$19.59	$922,587	0.87%	0.75%	to	2.60%	14.18%	to	16.41%
Franklin Small Cap Value Securities Fund - Class 2												
2011	646	$17.58	to	$18.46	$11,819	0.72%	0.75%	to	1.35%	-5.08%	to	-4.51%
2010	748	$18.47	to	$19.38	$14,384	0.75%	0.75%	to	1.35%	26.54%	to	27.30%
2009	799	$14.56	to	$15.26	$12,115	1.65%	0.75%	to	1.35%	27.41%	to	28.14%
2008	611	$11.40	to	$11.94	$7,246	1.14%	0.75%	to	1.35%	-33.92%	to	-33.50%
2007	479	$17.21	to	$18.00	$8,548	0.71%	0.75%	to	1.35%	-3.75%	to	-3.14%

236

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Balanced Portfolio - Class S									
2011	460	$9.44	to $13.35	$5,392	2.50%	0.75% to	2.10%	-3.67% to	-2.34%
2010	562	$9.80	to $13.67	$6,681	2.62%	0.75% to	2.10%	11.49% to	12.88%
2009	654	$8.76	to $12.11	$6,899	4.06%	0.75% to	2.20%	16.33% to	18.15%
2008	724	$7.46	to $10.25	$6,399	3.34%	0.75% to	2.55%	-30.08% to	-28.87%
2007	814	$10.66	to $14.41	$9,901	2.48%	0.75% to	2.60%	2.60% to	4.57%
ING Intermediate Bond Portfolio - Class S									
2011	91,027	$10.79	to $14.94	$1,214,624	4.18%	0.75% to	2.60%	4.48% to	6.49%
2010	99,181	$10.28	to $14.03	$1,253,226	4.77%	0.75% to	2.60%	6.67% to	8.68%
2009	106,012	$9.60	to $12.91	$1,241,312	6.19%	0.75% to	2.60%	8.41% to	10.44%
2008	104,672	$8.83	to $11.69	$1,122,300	6.23%	0.75% to	2.60%	-11.04% to	-9.31%
2007	88,836	$10.20	to $12.89	$1,068,161	4.53%	0.75% to	2.60%	2.96% to	4.88%
ING American Funds Asset Allocation Portfolio									
2011	35,868	$9.27	to $9.76	$340,934	1.42%	0.95% to	2.35%	-1.49% to	-0.10%
2010	36,730	$9.41	to $9.77	$352,116	1.56%	0.95% to	2.35%	9.40% to	10.90%
2009	35,172	$8.60	to $8.81	$306,208	1.71%	0.95% to	2.35%	20.45% to	22.19%
2008	20,680	$7.13	to $7.21	$148,369	(b)	0.95% to	2.60%	(b)	
2007	(b)		(b)	(b)	(b)		(b)	(b)	
ING American Funds Bond Portfolio									
2011	43,914	$10.27	to $11.04	$463,738	2.67%	0.75% to	2.35%	3.31% to	4.99%
2010	49,259	$9.94	to $10.55	$500,271	2.49%	0.75% to	2.60%	3.28% to	5.25%
2009	49,758	$9.60	to $10.04	$484,377	3.65%	0.75% to	2.60%	9.18% to	11.35%
2008	28,568	$8.77	to $9.04	$252,168	(b)	0.75% to	2.60%	(b)	
2007	(b)		(b)	(b)	(b)		(b)	(b)	
ING American Funds Global Growth and Income Portfolio									
2011	734	$9.24	to $9.36	$6,822	(e)	0.95% to	2.35%	(e)	
2010	(e)		(e)	(e)	(e)		(e)	(e)	
2009	(e)		(e)	(e)	(e)		(e)	(e)	
2008	(e)		(e)	(e)	(e)		(e)	(e)	
2007	(e)		(e)	(e)	(e)		(e)	(e)	

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING American Funds Growth Portfolio									
2011	149,922	$8.33	to $13.77	$1,884,011	0.20%	0.75%	to 2.60%	-7.23%	to -5.52%
2010	171,550	$8.95	to $14.60	$2,301,516	0.11%	0.75%	to 2.60%	15.08%	to 17.15%
2009	181,605	$7.75	to $12.48	$2,104,447	1.86%	0.75%	to 2.60%	35.05%	to 37.77%
2008	181,107	$5.72	to $9.09	$1,544,265	0.86%	0.75%	to 2.60%	-45.73%	to -44.72%
2007	156,541	$12.02	to $16.46	$2,455,766	0.26%	0.75%	to 2.60%	8.83%	to 10.93%
ING American Funds International Growth and Income Portfolio									
2011	511	$8.73	to $8.85	$4,490	(e)	0.95%	to 2.35%	(e)	
2010	(e)	(e)		(e)	(e)	(e)		(e)	
2009	(e)	(e)		(e)	(e)	(e)		(e)	
2008	(e)	(e)		(e)	(e)	(e)		(e)	
2007	(e)	(e)		(e)	(e)	(e)		(e)	
ING American Funds International Portfolio									
2011	67,548	$6.98	to $16.35	$977,119	1.65%	0.75%	to 2.60%	-16.58%	to -15.04%
2010	78,623	$8.34	to $19.28	$1,355,667	0.88%	0.75%	to 2.60%	3.94%	to 5.90%
2009	84,125	$8.00	to $18.25	$1,387,295	3.37%	0.75%	to 2.60%	38.56%	to 41.37%
2008	80,618	$5.75	to $12.94	$953,776	1.98%	0.75%	to 2.60%	-43.93%	to -42.92%
2007	72,838	$13.49	to $22.71	$1,548,000	0.88%	0.75%	to 2.60%	16.30%	to 18.47%
ING American Funds World Allocation Portfolio - Service Class									
2011	14,957	$12.05	to $13.67	$184,314	1.09%	0.95%	to 2.35%	-8.09%	to -6.75%
2010	13,571	$13.11	to $14.66	$180,515	0.82%	0.95%	to 2.35%	10.08%	to 11.65%
2009	8,491	$11.91	to $13.13	$102,079	0.49%	0.95%	to 2.35%	31.60%	to 33.44%
2008	1,447	$9.05	to $9.09	$13,128	(b)	1.00%	to 2.35%	(b)	
2007	(b)	(b)		(b)	(b)	(b)		(b)	
ING Artio Foreign Portfolio - Service Class									
2011	34,479	$5.43	to $11.77	$359,948	1.90%	0.90%	to 2.60%	-23.86%	to -22.54%
2010	39,914	$7.07	to $15.33	$543,023	-	0.80%	to 2.60%	4.07%	to 5.98%
2009	46,393	$6.65	to $14.60	$601,656	3.12%	0.80%	to 2.60%	17.18%	to 19.31%
2008	45,525	$5.66	to $12.36	$499,269	-	0.80%	to 2.60%	-45.12%	to -44.08%
2007	45,509	$13.89	to $22.32	$908,393	0.08%	0.80%	to 2.60%	13.41%	to 15.51%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Artio Foreign Portfolio - Service 2 Class									
2011	2,743	$8.71	to $12.88	$30,958	1.78%	1.40%	to 2.20%	-23.73% to	-23.10%
2010	3,067	$11.42	to $16.75	$45,325	-	1.40%	to 2.20%	4.48% to	5.28%
2009	3,309	$10.93	to $15.91	$46,737	2.84%	1.40%	to 2.20%	17.40% to	18.38%
2008	3,270	$9.31	to $13.44	$38,955	-	1.40%	to 2.20%	-44.98% to	-44.49%
2007	3,447	$16.92	to $24.21	$74,247	-	1.40%	to 2.20%	13.71% to	14.58%
ING BlackRock Health Sciences Opportunities Portfolio - Service Class									
2011	15,336	$8.98	to $12.23	$175,361	0.55%	0.90%	to 2.60%	2.09% to	3.82%
2010	15,039	$8.72	to $11.78	$167,211	-	0.90%	to 2.60%	4.17% to	6.05%
2009	16,988	$8.19	to $11.11	$179,816	-	0.90%	to 2.60%	16.96% to	19.08%
2008	18,362	$6.98	to $9.33	$164,749	0.14%	0.90%	to 2.60%	-30.52% to	-29.35%
2007	16,047	$11.93	to $13.21	$205,635	0.13%	0.80%	to 2.60%	5.72% to	7.68%
ING BlackRock Inflation Protected Bond Portfolio - Service Class									
2011	41,818	$11.85	to $12.38	$504,313	2.03%	0.75%	to 2.35%	9.42% to	11.13%
2010	23,288	$10.78	to $11.14	$255,091	1.85%	0.75%	to 2.60%	2.76% to	4.70%
2009	15,090	$10.49	to $10.64	$159,401	(c)	0.75%	to 2.60%		(c)
2008	(c)	(c)		(c)	(c)	(c)			(c)
2007	(c)	(c)		(c)	(c)	(c)			(c)
ING BlackRock Large Cap Growth Portfolio - Institutional Class									
2011	16	$8.28	to $8.51	$134	0.70%	0.75%	to 1.35%	-2.59% to	-2.07%
2010	18	$8.50	to $8.69	$153	0.66%	0.75%	to 1.35%	12.14% to	12.71%
2009	19	$7.58	to $7.71	$148	0.72%	0.75%	to 1.35%	28.69% to	29.58%
2008	22	$5.89	to $5.95	$131	-	0.75%	to 1.35%	-39.71% to	-39.35%
2007	25	$9.77	to $9.81	$244	(a)	0.75%	to 1.35%		(a)
ING BlackRock Large Cap Growth Portfolio - Service Class									
2011	13,029	$8.86	to $11.62	$138,504	0.47%	0.75%	to 2.60%	-4.13% to	-2.38%
2010	12,002	$9.15	to $11.92	$131,991	0.27%	0.75%	to 2.60%	10.40% to	12.56%
2009	13,216	$8.21	to $10.60	$130,165	0.32%	0.75%	to 2.60%	26.78% to	29.32%
2008	12,227	$6.41	to $8.22	$94,345	-	0.75%	to 2.60%	-40.61% to	-39.55%
2007	11,875	$10.92	to $13.69	$153,507	-	0.75%	to 2.60%	3.98% to	5.97%

239

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Clarion Global Real Estate Portfolio - Service Class									
2011	12,280	$8.01 to	$10.40	$120,762	3.48%	0.75% to	2.35%	-7.52% to	-6.08%
2010	14,082	$8.57 to	$11.08	$148,699	8.36%	0.75% to	2.35%	13.21% to	15.19%
2009	16,302	$7.49 to	$9.65	$151,036	2.43%	0.75% to	2.60%	29.94% to	32.34%
2008	16,758	$5.69 to	$7.30	$118,550	-	0.75% to	2.60%	-42.79% to	-41.83%
2007	11,754	$11.74 to	$12.55	$145,395	3.55%	0.95% to	2.60%	-9.70% to	-8.19%
ING Clarion Global Real Estate Portfolio - Service 2 Class									
2011	185	$9.59 to	$10.05	$1,815	3.33%	1.40% to	2.20%	-7.52% to	-6.69%
2010	214	$10.37 to	$10.77	$2,264	8.28%	1.40% to	2.20%	13.21% to	14.09%
2009	247	$9.16 to	$9.44	$2,299	2.15%	1.40% to	2.20%	30.30% to	31.48%
2008	239	$7.03 to	$7.18	$1,695	-	1.40% to	2.20%	-42.61% to	-42.19%
2007	222	$12.25 to	$12.42	$2,736	3.30%	1.40% to	2.20%	-9.46% to	-8.68%
ING Clarion Real Estate Portfolio - Service Class									
2011	5,197	$10.67 to	$89.29	$292,946	1.29%	0.50% to	2.60%	6.64% to	8.96%
2010	6,187	$9.95 to	$81.95	$322,300	3.38%	0.50% to	2.60%	24.70% to	27.33%
2009	7,573	$7.94 to	$64.36	$307,226	3.51%	0.50% to	2.60%	32.26% to	35.21%
2008	8,954	$5.97 to	$47.60	$270,838	1.26%	0.50% to	2.60%	-40.10% to	-38.82%
2007	11,227	$9.92 to	$77.80	$578,834	1.18%	0.50% to	2.60%	-19.87% to	-18.16%
ING Clarion Real Estate Portfolio - Service 2 Class									
2011	981	$13.37 to	$24.54	$20,207	1.17%	1.40% to	2.20%	6.87% to	7.77%
2010	1,093	$12.51 to	$22.77	$21,031	3.24%	1.40% to	2.20%	24.98% to	26.01%
2009	1,228	$10.01 to	$18.07	$18,836	3.33%	1.40% to	2.20%	32.76% to	33.80%
2008	1,378	$7.54 to	$13.51	$15,856	1.08%	1.40% to	2.20%	-39.97% to	-39.44%
2007	1,592	$12.56 to	$22.31	$30,569	1.05%	1.40% to	2.20%	-19.69% to	-19.02%
ING DFA World Equity Portfolio - Service Class									
2011	20,489	$7.41 to	$8.68	$156,789	2.37%	0.75% to	2.35%	-11.36% to	-9.77%
2010	25,962	$8.36 to	$9.62	$222,454	1.62%	0.75% to	2.60%	22.04% to	23.81%
2009	22,107	$6.85 to	$7.77	$154,311	-	0.75% to	2.35%	18.92% to	21.03%
2008	22,447	$5.76 to	$6.42	$130,749	2.64%	0.75% to	2.35%	-44.40% to	-43.67%
2007	9,583	$10.36 to	$10.42	$99,541	(a)	1.00% to	2.35%		(a)

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING FMR^SM Diversified Mid Cap Portfolio - Service Class												
2011	43,006	$9.27	to	$16.95	$626,916	0.20%	0.50%	to	2.35%	-13.06%	to	-11.40%
2010	52,695	$10.64	to	$19.13	$879,120	0.14%	0.50%	to	2.60%	25.00%	to	27.70%
2009	57,858	$8.48	to	$14.98	$766,006	0.46%	0.50%	to	2.60%	35.66%	to	38.45%
2008	59,892	$6.23	to	$10.82	$581,082	0.72%	0.50%	to	2.60%	-40.75%	to	-39.42%
2007	65,165	$12.21	to	$17.86	$1,061,996	0.15%	0.50%	to	2.60%	11.47%	to	13.53%
ING FMR^SM Diversified Mid Cap Portfolio - Service 2 Class												
2011	1,696	$12.66	to	$19.79	$29,604	0.20%	1.40%	to	2.20%	-12.99%	to	-12.32%
2010	1,862	$14.55	to	$22.57	$37,335	0.04%	1.40%	to	2.20%	25.32%	to	26.37%
2009	2,037	$11.61	to	$17.86	$32,436	0.34%	1.40%	to	2.20%	35.95%	to	37.17%
2008	2,176	$8.54	to	$13.02	$25,387	0.38%	1.40%	to	2.20%	-40.57%	to	-40.14%
2007	2,406	$14.37	to	$21.75	$47,072	0.01%	1.40%	to	2.20%	11.74%	to	12.69%
ING Franklin Income Portfolio - Service Class												
2011	41,219	$10.08	to	$11.63	$456,258	5.81%	0.95%	to	2.60%	-0.09%	to	1.58%
2010	40,859	$10.06	to	$11.46	$448,938	5.17%	0.95%	to	2.60%	10.00%	to	11.87%
2009	43,601	$9.11	to	$10.25	$431,653	6.53%	0.95%	to	2.60%	28.61%	to	30.74%
2008	37,779	$7.10	to	$7.84	$288,417	3.41%	0.95%	to	2.60%	-31.12%	to	-29.89%
2007	31,117	$10.83	to	$11.20	$342,076	1.18%	0.95%	to	2.60%	-0.09%	to	1.64%
ING Franklin Income Portfolio - Service 2 Class												
2011	820	$10.71	to	$11.21	$9,008	5.55%	1.40%	to	2.20%	0.19%	to	0.90%
2010	822	$10.69	to	$11.11	$8,983	4.58%	1.40%	to	2.20%	10.32%	to	11.21%
2009	799	$9.69	to	$9.99	$7,857	6.74%	1.40%	to	2.20%	28.86%	to	30.08%
2008	770	$7.52	to	$7.68	$5,852	3.40%	1.40%	to	2.20%	-30.95%	to	-30.43%
2007	824	$10.89	to	$11.04	$9,020	1.27%	1.40%	to	2.20%	0.28%	to	1.10%
ING Franklin Mutual Shares Portfolio - Service Class												
2011	18,518	$8.34	to	$10.00	$178,164	3.44%	0.95%	to	2.55%	-3.34%	to	-1.77%
2010	20,340	$8.60	to	$10.18	$200,678	0.43%	0.95%	to	2.60%	8.73%	to	10.53%
2009	20,839	$7.89	to	$9.21	$187,539	0.13%	0.95%	to	2.60%	23.25%	to	25.34%
2008	20,205	$6.38	to	$7.35	$146,314	3.71%	0.95%	to	2.60%	-39.44%	to	-38.34%
2007	16,820	$11.79	to	$11.92	$199,485	(a)	0.95%	to	2.60%			(a)

241

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Franklin Templeton Founding Strategy Portfolio - Service Class												
2011	90,783	$7.86	to	$9.49	$747,851	2.35%	0.75%	to	2.60%	-3.79%	to	-1.96%
2010	100,997	$8.17	to	$9.68	$857,015	2.48%	0.75%	to	2.60%	7.93%	to	9.88%
2009	109,090	$7.57	to	$8.81	$849,891	2.86%	0.75%	to	2.60%	26.80%	to	29.37%
2008	112,503	$5.97	to	$6.81	$684,019	0.13%	0.75%	to	2.60%	-37.36%	to	-36.31%
2007	54,307	$9.53	to	$9.64	$520,590	(a)	0.95%	to	2.60%			(a)
ING Global Resources Portfolio - Adviser Class												
2011	9,963	$8.78	to	$8.90	$87,944	(e)	0.95%	to	2.35%			(e)
2010	(e)		(e)		(e)	(e)		(e)				(e)
2009	(e)		(e)		(e)	(e)		(e)				(e)
2008	(e)		(e)		(e)	(e)		(e)				(e)
2007	(e)		(e)		(e)	(e)		(e)				(e)
ING Global Resources Portfolio - Service Class												
2011	14,721	$8.41	to	$45.97	$491,277	0.55%	0.80%	to	2.60%	-11.52%	to	-9.88%
2010	17,390	$9.47	to	$51.01	$653,531	0.86%	0.80%	to	2.60%	18.51%	to	20.68%
2009	22,047	$7.96	to	$42.27	$692,061	0.33%	0.80%	to	2.60%	33.93%	to	36.40%
2008	23,618	$5.92	to	$30.99	$547,001	2.07%	0.80%	to	2.60%	-42.56%	to	-41.47%
2007	20,069	$14.96	to	$52.95	$828,047	0.01%	0.80%	to	2.60%	29.83%	to	32.18%
ING Global Resources Portfolio - Service 2 Class												
2011	1,052	$17.55	to	$27.67	$24,799	0.42%	1.40%	to	2.20%	-11.23%	to	-10.51%
2010	1,153	$19.77	to	$30.92	$30,533	0.77%	1.40%	to	2.20%	18.81%	to	19.75%
2009	1,285	$16.64	to	$25.82	$28,489	0.04%	1.40%	to	2.20%	34.19%	to	35.32%
2008	1,367	$12.40	to	$19.08	$22,531	1.65%	1.40%	to	2.20%	-42.38%	to	-41.90%
2007	1,436	$21.52	to	$32.84	$41,169	-	1.40%	to	2.20%	30.19%	to	31.20%
ING Invesco Van Kampen Growth and Income Portfolio - Service Class												
2011	15,290	$8.86	to	$33.37	$383,533	1.22%	0.50%	to	2.60%	-4.70%	to	-2.65%
2010	17,670	$9.21	to	$34.28	$460,426	0.24%	0.50%	to	2.60%	9.59%	to	11.92%
2009	20,388	$8.35	to	$30.63	$482,174	1.23%	0.50%	to	2.60%	20.71%	to	23.31%
2008	21,955	$6.85	to	$24.84	$428,956	3.75%	0.50%	to	2.60%	-34.00%	to	-32.55%
2007	24,948	$11.42	to	$36.83	$739,205	1.52%	0.50%	to	2.60%	-0.08%	to	2.08%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Invesco Van Kampen Growth and Income Portfolio - Service 2 Class												
2011	3,289	$10.46	to	$15.03	$44,533	1.08%	1.40%	to	2.20%	-4.47%	to	-3.72%
2010	3,710	$10.95	to	$15.61	$52,570	0.24%	1.40%	to	2.20%	9.83%	to	10.79%
2009	3,999	$9.97	to	$14.09	$51,349	1.11%	1.40%	to	2.20%	21.14%	to	21.99%
2008	4,227	$8.23	to	$11.55	$44,662	3.49%	1.40%	to	2.20%	-33.84%	to	-33.24%
2007	4,845	$12.44	to	$17.30	$77,095	1.37%	1.40%	to	2.20%	0.16%	to	0.99%
ING JPMorgan Emerging Markets Equity Portfolio - Service Class												
2011	26,986	$7.73	to	$21.49	$495,145	0.87%	0.75%	to	2.60%	-20.39%	to	-18.90%
2010	28,787	$9.68	to	$26.50	$657,788	0.49%	0.75%	to	2.60%	17.13%	to	19.44%
2009	35,528	$8.23	to	$22.21	$692,447	1.48%	0.75%	to	2.60%	67.19%	to	70.19%
2008	35,629	$4.91	to	$13.05	$414,868	2.61%	0.75%	to	2.60%	-52.55%	to	-51.67%
2007	35,157	$18.01	to	$27.00	$867,350	0.89%	0.80%	to	2.60%	34.89%	to	37.40%
ING JPMorgan Emerging Markets Equity Portfolio - Service 2 Class												
2011	1,006	$18.77	to	$30.35	$25,476	0.70%	1.40%	to	2.20%	-20.20%	to	-19.54%
2010	1,118	$23.52	to	$37.72	$35,486	0.41%	1.40%	to	2.20%	17.48%	to	18.47%
2009	1,238	$20.02	to	$31.84	$33,336	1.14%	1.40%	to	2.20%	67.53%	to	68.91%
2008	1,298	$11.95	to	$18.85	$20,686	2.26%	1.40%	to	2.20%	-52.41%	to	-52.04%
2007	1,430	$25.11	to	$39.30	$47,813	0.89%	1.40%	to	2.20%	35.15%	to	36.32%
ING JPMorgan Small Cap Core Equity Portfolio - Service Class												
2011	15,244	$11.03	to	$16.26	$223,895	0.33%	0.90%	to	2.60%	-3.87%	to	-2.22%
2010	16,918	$11.41	to	$16.63	$257,411	0.27%	0.90%	to	2.60%	23.46%	to	25.60%
2009	12,649	$9.20	to	$13.24	$153,523	0.41%	0.90%	to	2.60%	23.95%	to	26.22%
2008	13,007	$7.38	to	$10.58	$126,323	0.47%	0.80%	to	2.60%	-31.75%	to	-30.53%
2007	16,728	$10.76	to	$15.37	$236,387	0.13%	0.80%	to	2.60%	-4.25%	to	-2.50%
ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class												
2011	2,003	$11.48	to	$18.46	$32,082	0.19%	1.40%	to	2.20%	-3.61%	to	-2.84%
2010	2,318	$11.91	to	$19.00	$38,538	0.11%	1.40%	to	2.20%	23.80%	to	24.75%
2009	2,557	$9.62	to	$15.23	$34,226	0.22%	1.40%	to	2.20%	24.29%	to	25.35%
2008	2,792	$7.74	to	$12.15	$30,008	0.28%	1.40%	to	2.20%	-31.56%	to	-31.04%
2007	3,257	$11.31	to	$17.62	$50,959	-	1.40%	to	2.20%	-4.07%	to	-3.24%

243

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Large Cap Growth Portfolio - Service Class												
2011	15,951	$12.59	to	$15.41	$217,732	0.27%	0.75%	to	2.35%	-0.16%	to	1.52%
2010	8,969	$12.61	to	$15.18	$121,916	0.34%	0.75%	to	2.35%	11.59%	to	13.37%
2009	7,714	$11.30	to	$13.39	$93,436	0.43%	0.75%	to	2.35%	39.16%	to	41.39%
2008	1,030	$8.12	to	$9.47	$8,916	0.14%	0.75%	to	2.55%	-29.38%	to	-28.09%
2007	701	$11.48	to	$13.17	$8,527	0.08%	0.75%	to	2.55%	8.85%	to	10.77%
ING Large Cap Growth Portfolio - Service 2 Class												
2011	59	$12.59	to	$13.87	$784	0.24%	1.40%	to	2.20%	-0.16%	to	0.58%
2010	67	$12.61	to	$13.79	$886	-	1.40%	to	2.20%	11.59%	to	12.57%
2009	74	$11.30	to	$12.25	$879	-	1.40%	to	2.20%	38.99%	to	40.16%
2008	94	$8.13	to	$8.74	$802	-	1.40%	to	2.20%	-29.18%	to	-28.65%
2007	109	$11.48	to	$12.25	$1,301	-	1.40%	to	2.20%	9.02%	to	9.87%
ING Large Cap Value Portfolio - Service Class												
2011	6,463	$9.95	to	$10.10	$64,740	(e)	0.90%	to	2.45%	(e)		
2010	(e)	(e)			(e)	(e)	(e)			(e)		
2009	(e)	(e)			(e)	(e)	(e)			(e)		
2008	(e)	(e)			(e)	(e)	(e)			(e)		
2007	(e)	(e)			(e)	(e)	(e)			(e)		
ING Limited Maturity Bond Portfolio - Service Class												
2011	3,478	$10.46	to	$28.34	$75,764	3.11%	0.50%	to	2.25%	-1.10%	to	0.64%
2010	4,330	$10.56	to	$28.16	$94,829	3.66%	0.50%	to	2.25%	0.85%	to	2.62%
2009	5,258	$10.44	to	$27.44	$113,748	4.79%	0.50%	to	2.25%	4.76%	to	6.65%
2008	6,346	$9.94	to	$25.73	$130,395	6.53%	0.50%	to	2.25%	-2.48%	to	-0.73%
2007	8,412	$10.17	to	$25.92	$176,466	1.99%	0.50%	to	2.25%	3.35%	to	5.24%
ING Liquid Assets Portfolio - Service Class												
2011	67,502	$9.39	to	$19.12	$994,227	-	0.75%	to	2.35%	-2.29%	to	-0.73%
2010	70,785	$9.60	to	$19.26	$1,063,594	-	0.75%	to	2.60%	-2.58%	to	-0.77%
2009	97,754	$9.82	to	$19.41	$1,494,964	0.11%	0.75%	to	2.60%	-2.33%	to	-0.41%
2008	150,409	$10.01	to	$19.49	$2,331,467	2.26%	0.75%	to	2.60%	-0.19%	to	1.67%
2007	68,096	$10.32	to	$19.17	$1,050,018	4.98%	0.75%	to	2.60%	2.18%	to	4.18%

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Liquid Assets Portfolio - Service 2 Class									
2011	1,931	$9.84	to $10.29	$19,328	-	1.40% to	2.20%	-2.18% to	-1.34%
2010	2,263	$10.04	to $10.43	$23,027	-	1.40% to	2.20%	-2.13% to	-1.42%
2009	3,118	$10.23	to $10.58	$32,318	0.06%	1.40% to	2.20%	-2.00% to	-1.12%
2008	5,349	$10.40	to $10.70	$56,288	2.09%	1.40% to	2.20%	0.10% to	0.85%
2007	2,311	$10.36	to $10.64	$24,213	4.67%	1.40% to	2.20%	2.44% to	3.31%
ING Marsico Growth Portfolio - Service Class									
2011	27,653	$8.96	to $18.01	$417,672	0.23%	0.80% to	2.60%	-4.24% to	-2.44%
2010	31,986	$9.26	to $18.46	$502,962	0.52%	0.80% to	2.60%	16.68% to	18.87%
2009	34,422	$7.78	to $15.53	$460,437	0.84%	0.80% to	2.60%	25.61% to	28.03%
2008	37,553	$6.17	to $12.13	$397,436	0.52%	0.80% to	2.60%	-41.84% to	-40.80%
2007	41,695	$12.20	to $20.49	$758,194	-	0.80% to	2.60%	11.21% to	13.20%
ING Marsico Growth Portfolio - Service 2 Class									
2011	1,227	$10.15	to $15.03	$16,367	0.10%	1.40% to	2.20%	-3.97% to	-3.16%
2010	1,351	$10.57	to $15.52	$18,769	0.40%	1.40% to	2.20%	16.92% to	17.93%
2009	1,476	$9.04	to $13.16	$17,480	0.69%	1.40% to	2.20%	26.08% to	27.03%
2008	1,535	$7.17	to $10.36	$14,277	0.32%	1.40% to	2.20%	-41.75% to	-41.24%
2007	1,666	$12.31	to $17.63	$26,446	-	1.40% to	2.20%	11.50% to	12.44%
ING MFS Total Return Portfolio - Service Class									
2011	26,667	$9.62	to $31.45	$635,627	2.40%	0.50% to	2.60%	-1.08% to	1.09%
2010	31,007	$9.66	to $31.11	$742,863	0.45%	0.50% to	2.60%	7.07% to	9.27%
2009	35,805	$8.98	to $28.47	$797,586	2.44%	0.50% to	2.60%	14.78% to	17.31%
2008	38,189	$7.77	to $24.27	$740,739	5.93%	0.50% to	2.60%	-24.37% to	-22.73%
2007	43,202	$10.21	to $31.41	$1,114,781	2.83%	0.50% to	2.60%	1.28% to	3.49%
ING MFS Total Return Portfolio - Service 2 Class									
2011	2,472	$10.48	to $13.85	$30,990	2.33%	1.40% to	2.20%	-0.76% to	0.07%
2010	2,737	$10.56	to $13.84	$34,511	0.44%	1.40% to	2.20%	7.32% to	8.12%
2009	2,933	$9.84	to $12.80	$34,335	2.28%	1.40% to	2.20%	15.09% to	16.05%
2008	3,225	$8.55	to $11.03	$32,705	5.67%	1.40% to	2.20%	-24.13% to	-23.51%
2007	3,710	$11.27	to $14.42	$49,366	2.89%	1.40% to	2.20%	1.53% to	2.35%

245

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING MFS Utilities Portfolio - Service Class												
2011	27,505	$9.29	to	$18.06	$463,878	3.57%	0.75%	to	2.60%	3.61%	to	5.61%
2010	26,755	$8.94	to	$17.13	$431,592	2.55%	0.75%	to	2.60%	10.77%	to	12.77%
2009	28,774	$8.04	to	$15.20	$416,638	5.29%	0.75%	to	2.60%	29.34%	to	31.87%
2008	31,245	$6.19	to	$11.55	$347,825	3.74%	0.75%	to	2.60%	-39.34%	to	-38.27%
2007	27,331	$15.42	to	$18.71	$499,704	0.74%	0.80%	to	2.60%	24.10%	to	26.38%
ING Morgan Stanley Global Franchise Portfolio - Service Class												
2011	18,918	$10.64	to	$19.72	$333,098	2.35%	0.90%	to	2.60%	6.19%	to	8.05%
2010	19,799	$9.98	to	$18.25	$326,147	0.41%	0.90%	to	2.60%	10.90%	to	12.86%
2009	18,516	$8.96	to	$16.29	$272,604	6.66%	0.80%	to	2.60%	25.54%	to	27.86%
2008	18,444	$7.11	to	$12.74	$215,647	1.99%	0.80%	to	2.60%	-30.39%	to	-29.14%
2007	20,324	$12.28	to	$17.98	$339,631	-	0.80%	to	2.60%	6.81%	to	8.84%
ING Morgan Stanley Global Franchise Portfolio - Service 2 Class												
2011	3,291	$14.66	to	$19.94	$58,798	2.24%	1.40%	to	2.20%	6.54%	to	7.38%
2010	3,747	$13.76	to	$18.57	$62,764	0.30%	1.40%	to	2.20%	11.33%	to	12.27%
2009	4,059	$12.36	to	$16.54	$60,900	6.66%	1.40%	to	2.20%	25.74%	to	26.74%
2008	4,476	$9.83	to	$13.05	$53,281	1.77%	1.40%	to	2.20%	-30.23%	to	-29.65%
2007	5,104	$14.09	to	$18.55	$86,794	-	1.40%	to	2.20%	7.15%	to	8.04%
ING Oppenheimer Active Allocation Portfolio - Service Class												
2011	4,532	$10.93	to	$13.87	$50,759	0.03%	0.95%	to	2.35%	-6.66%	to	-5.39%
2010	5,040	$11.71	to	$14.66	$60,023	1.62%	0.95%	to	2.35%	11.40%	to	12.94%
2009	2,217	$10.51	to	$12.98	$23,532	1.10%	0.95%	to	2.35%	24.97%	to	26.39%
2008	412	$8.41	to	$8.45	$3,471	(b)	1.15%	to	2.35%		(b)	
2007	(b)		(b)		(b)	(b)		(b)			(b)	
ING PIMCO High Yield Portfolio - Service Class												
2011	32,978	$10.80	to	$16.97	$506,277	7.29%	0.50%	to	2.60%	1.69%	to	3.92%
2010	34,750	$12.41	to	$16.33	$519,986	7.27%	0.50%	to	2.60%	11.31%	to	13.64%
2009	29,928	$11.24	to	$14.47	$400,025	8.29%	0.50%	to	2.60%	45.49%	to	48.60%
2008	35,884	$7.65	to	$9.76	$326,164	8.81%	0.50%	to	2.60%	-24.50%	to	-22.89%
2007	48,061	$10.74	to	$12.70	$574,507	6.90%	0.50%	to	2.60%	0.17%	to	2.37%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING PIMCO Total Return Bond Portfolio - Service Class												
2011	162,686	$11.92	to	$21.31	$2,819,652	4.06%	0.75%	to	2.60%	0.76%	to	2.67%
2010	174,530	$11.75	to	$20.76	$2,995,230	4.93%	0.75%	to	2.60%	4.96%	to	6.90%
2009	184,659	$11.14	to	$19.42	$2,982,070	4.08%	0.75%	to	2.60%	11.41%	to	13.57%
2008	146,635	$10.05	to	$17.10	$2,112,274	3.67%	0.75%	to	2.60%	1.54%	to	3.45%
2007	67,225	$10.85	to	$16.53	$963,329	2.80%	0.75%	to	2.60%	6.15%	to	8.18%
ING PIMCO Total Return Bond Portfolio - Service 2 Class												
2011	4,593	$13.10	to	$15.15	$65,836	4.01%	1.40%	to	2.20%	1.00%	to	1.75%
2010	5,170	$12.97	to	$14.89	$73,254	4.52%	1.40%	to	2.20%	5.19%	to	6.05%
2009	5,514	$12.33	to	$14.04	$73,887	3.66%	1.40%	to	2.20%	11.79%	to	12.68%
2008	5,145	$11.03	to	$12.46	$61,403	3.17%	1.40%	to	2.20%	1.66%	to	2.64%
2007	4,084	$10.85	to	$12.14	$47,659	3.23%	1.40%	to	2.20%	6.37%	to	7.24%
ING Pioneer Fund Portfolio - Service Class												
2011	4,457	$9.06	to	$11.59	$48,382	1.32%	0.75%	to	2.60%	-7.09%	to	-5.23%
2010	5,005	$9.61	to	$12.23	$57,938	1.02%	0.75%	to	2.60%	12.94%	to	14.94%
2009	5,109	$8.39	to	$10.64	$51,948	1.15%	0.75%	to	2.60%	20.84%	to	23.29%
2008	5,490	$6.83	to	$8.63	$45,727	2.81%	0.75%	to	2.60%	-36.39%	to	-35.26%
2007	6,910	$11.59	to	$13.33	$89,772	1.01%	0.75%	to	2.60%	2.26%	to	4.30%
ING Pioneer Mid Cap Value Portfolio - Service Class												
2011	42,385	$9.21	to	$11.63	$461,825	1.23%	0.75%	to	2.60%	-7.48%	to	-5.68%
2010	49,052	$9.86	to	$12.33	$572,449	0.83%	0.75%	to	2.60%	14.92%	to	16.99%
2009	56,025	$8.41	to	$10.54	$563,986	1.19%	0.75%	to	2.60%	21.84%	to	24.29%
2008	60,375	$6.88	to	$8.48	$494,199	1.66%	0.75%	to	2.60%	-34.81%	to	-33.65%
2007	52,138	$11.64	to	$12.78	$648,885	0.53%	0.75%	to	2.60%	2.70%	to	4.75%
ING Retirement Conservative Portfolio - Adviser Class												
2011	60,971	$8.98	to	$9.26	$555,004	1.59%	0.95%	to	2.35%	2.75%	to	4.16%
2010	53,453	$8.74	to	$8.89	$470,803	0.25%	0.95%	to	2.35%	5.30%	to	6.85%
2009	48,192	$8.30	to	$8.32	$400,422	(c)	0.95%	to	2.35%	(c)		
2008	(c)	(c)			(c)	(c)	(c)			(c)		
2007	(c)	(c)			(c)	(c)	(c)			(c)		

247

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Retirement Growth Portfolio - Adviser Class									
2011	412,396	$9.78 to	$10.15	$4,111,687	0.83%	0.95% to	2.60%	-3.74% to	-2.12%
2010	449,035	$10.16 to	$10.37	$4,611,727	0.37%	0.95% to	2.60%	8.66% to	10.55%
2009	484,226	$9.35 to	$9.38	$4,534,412	(c)	0.95% to	2.60%	(c)	(c)
2008	(c)	(c)	(c)	(c)	(c)	(c)	(c)	(c)	(c)
2007	(c)	(c)	(c)	(c)	(c)	(c)	(c)	(c)	(c)
ING Retirement Moderate Growth Portfolio - Adviser Class									
2011	276,852	$10.13 to	$10.51	$2,858,948	1.05%	0.95% to	2.60%	-2.50% to	-0.85%
2010	303,412	$10.39 to	$10.60	$3,185,520	0.47%	0.95% to	2.60%	8.12% to	9.96%
2009	322,936	$9.61 to	$9.64	$3,108,225	(c)	0.95% to	2.60%	(c)	(c)
2008	(c)	(c)	(c)	(c)	(c)	(c)	(c)	(c)	(c)
2007	(c)	(c)	(c)	(c)	(c)	(c)	(c)	(c)	(c)
ING Retirement Moderate Portfolio - Adviser Class									
2011	157,865	$10.44 to	$10.83	$1,681,480	1.39%	0.95% to	2.60%	-0.48% to	1.12%
2010	171,842	$10.49 to	$10.71	$1,823,032	0.56%	0.95% to	2.60%	6.61% to	8.51%
2009	186,216	$9.84 to	$9.87	$1,834,949	(c)	0.95% to	2.60%	(c)	(c)
2008	(c)	(c)	(c)	(c)	(c)	(c)	(c)	(c)	(c)
2007	(c)	(c)	(c)	(c)	(c)	(c)	(c)	(c)	(c)
ING T. Rowe Price Capital Appreciation Portfolio - Service Class									
2011	64,353	$10.65 to	$60.29	$2,370,408	1.81%	0.75% to	2.60%	0.24% to	2.10%
2010	73,279	$10.56 to	$59.06	$2,636,403	1.59%	0.75% to	2.60%	11.01% to	13.15%
2009	75,826	$9.45 to	$52.21	$2,513,348	1.88%	0.75% to	2.60%	29.86% to	32.33%
2008	75,307	$7.26 to	$39.50	$1,962,032	4.41%	0.75% to	2.60%	-29.40% to	-28.10%
2007	70,829	$10.22 to	$54.94	$2,706,874	1.81%	0.80% to	2.60%	1.64% to	3.56%
ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class									
2011	4,440	$12.55 to	$18.55	$73,103	1.65%	1.40% to	2.20%	0.48% to	1.26%
2010	5,094	$12.49 to	$18.32	$83,486	1.42%	1.40% to	2.20%	11.32% to	12.32%
2009	5,711	$11.22 to	$16.31	$83,348	1.69%	1.40% to	2.20%	30.16% to	31.11%
2008	6,234	$8.62 to	$12.44	$69,529	3.87%	1.40% to	2.20%	-29.23% to	-28.63%
2007	7,127	$12.18 to	$17.43	$111,811	1.70%	1.40% to	2.20%	1.92% to	2.77%

248

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING T. Rowe Price Equity Income Portfolio - Service Class												
2011	25,659	$8.99	to	$37.21	$643,106	1.98%	0.50%	to	2.60%	-3.43%	to	-1.40%
2010	26,314	$9.23	to	$37.74	$685,068	1.57%	0.50%	to	2.60%	11.93%	to	14.40%
2009	28,154	$8.17	to	$32.99	$652,560	1.66%	0.50%	to	2.60%	21.80%	to	24.35%
2008	28,972	$6.65	to	$26.53	$553,960	4.20%	0.50%	to	2.60%	-37.39%	to	-36.01%
2007	30,810	$11.55	to	$41.46	$945,504	1.39%	0.50%	to	2.60%	0.39%	to	2.52%
ING T. Rowe Price Equity Income Portfolio - Service 2 Class												
2011	1,780	$10.09	to	$14.36	$23,289	1.90%	1.40%	to	2.20%	-3.07%	to	-2.31%
2010	1,773	$10.41	to	$14.70	$23,922	1.49%	1.40%	to	2.20%	12.18%	to	13.16%
2009	1,880	$9.28	to	$12.99	$22,439	1.53%	1.40%	to	2.20%	22.06%	to	23.01%
2008	2,064	$7.60	to	$10.56	$20,160	3.93%	1.40%	to	2.20%	-37.24%	to	-36.69%
2007	2,243	$12.11	to	$16.68	$34,714	1.32%	1.40%	to	2.20%	0.67%	to	1.52%
ING T. Rowe Price International Stock Portfolio - Service Class												
2011	11,431	$6.71	to	$12.23	$130,635	3.60%	0.75%	to	2.60%	-14.58%	to	-13.01%
2010	12,505	$7.83	to	$14.08	$166,057	1.37%	0.75%	to	2.60%	10.86%	to	12.93%
2009	14,798	$7.04	to	$12.48	$175,866	1.22%	0.75%	to	2.60%	33.99%	to	36.62%
2008	18,200	$5.23	to	$9.16	$160,191	1.13%	0.75%	to	2.60%	-50.83%	to	-49.95%
2007	16,499	$14.26	to	$18.30	$294,956	0.87%	0.90%	to	2.60%	17.41%	to	19.53%
ING Templeton Global Growth Portfolio - Service Class												
2011	12,807	$7.70	to	$22.99	$228,537	1.62%	0.80%	to	2.60%	-8.11%	to	-6.43%
2010	14,785	$8.35	to	$24.57	$286,405	1.43%	0.80%	to	2.60%	4.99%	to	6.87%
2009	16,283	$7.93	to	$22.99	$299,463	2.07%	0.80%	to	2.60%	28.88%	to	31.22%
2008	16,433	$6.13	to	$17.52	$234,440	1.02%	0.80%	to	2.60%	-41.26%	to	-40.14%
2007	18,291	$11.69	to	$30.60	$448,072	1.03%	0.50%	to	2.60%	-0.30%	to	1.90%
ING Templeton Global Growth Portfolio - Service 2 Class												
2011	298	$9.66	to	$14.99	$3,901	1.44%	1.40%	to	2.20%	-7.91%	to	-7.13%
2010	332	$10.49	to	$16.14	$4,732	1.36%	1.40%	to	2.20%	5.22%	to	6.04%
2009	346	$9.97	to	$15.22	$4,691	1.95%	1.40%	to	2.20%	29.15%	to	30.20%
2008	357	$7.72	to	$11.69	$3,738	0.71%	1.40%	to	2.20%	-41.07%	to	-40.60%
2007	464	$13.10	to	$19.68	$8,169	0.90%	1.40%	to	2.20%	0.00%	to	0.87%

249

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Diversified International Fund - Class R												
2011	17	$7.64	to	$7.89	$128	0.65%	0.75%	to	1.35%	-16.50%	to	-15.97%
2010	19	$9.15	to	$9.39	$178	0.52%	0.75%	to	1.35%	9.84%	to	10.47%
2009	24	$8.33	to	$8.50	$203	0.52%	0.75%	to	1.35%	32.85%	to	33.86%
2008	29	$6.27	to	$6.35	$182	7.24%	0.75%	to	1.35%	-46.77%	to	-46.46%
2007	34	$11.78	to	$11.86	$398	2.53%	0.75%	to	1.35%	10.40%	to	10.67%
ING American Century Small-Mid Cap Value Portfolio - Service Class												
2011	106	$17.14	to	$18.85	$1,975	1.15%	0.75%	to	1.35%	-4.44%	to	-3.85%
2010	157	$17.90	to	$19.66	$3,047	1.06%	0.75%	to	1.35%	20.36%	to	21.06%
2009	127	$14.83	to	$16.27	$2,051	2.20%	0.75%	to	1.35%	33.81%	to	34.63%
2008	34	$11.17	to	$12.12	$404	0.87%	0.75%	to	1.35%	-27.54%	to	-27.11%
2007	32	$15.35	to	$16.66	$519	0.53%	0.75%	to	1.35%	-4.20%	to	-3.60%
ING Baron Small Cap Growth Portfolio - Service Class												
2011	26,714	$10.08	to	$18.76	$335,771	-	0.75%	to	2.60%	-0.43%	to	1.46%
2010	27,327	$10.09	to	$18.49	$342,203	-	0.75%	to	2.60%	23.17%	to	25.61%
2009	28,614	$8.16	to	$14.72	$288,247	-	0.75%	to	2.60%	31.77%	to	34.18%
2008	23,371	$6.17	to	$10.97	$177,288	-	0.75%	to	2.60%	-42.81%	to	-41.71%
2007	18,283	$11.41	to	$18.82	$240,630	-	0.75%	to	2.60%	3.35%	to	5.32%
ING Columbia Small Cap Value II Portfolio - Service Class												
2011	13,429	$9.15	to	$10.85	$127,517	0.41%	0.95%	to	2.35%	-4.98%	to	-3.60%
2010	15,497	$9.52	to	$11.27	$153,917	1.16%	0.95%	to	2.60%	22.05%	to	24.12%
2009	19,380	$7.80	to	$9.08	$156,330	1.23%	0.95%	to	2.60%	21.50%	to	23.51%
2008	20,680	$6.42	to	$7.36	$136,090	0.10%	0.95%	to	2.60%	-35.80%	to	-34.69%
2007	14,188	$10.00	to	$11.27	$144,098	0.12%	0.95%	to	2.60%	0.30%	to	2.08%
ING Davis New York Venture Portfolio - Service Class												
2011	26,804	$8.24	to	$12.49	$242,733	0.98%	0.75%	to	2.60%	-7.16%	to	-5.44%
2010	30,184	$8.85	to	$13.23	$291,613	0.41%	0.75%	to	2.60%	9.11%	to	11.26%
2009	30,411	$8.08	to	$11.93	$266,995	0.67%	0.75%	to	2.60%	28.14%	to	30.66%
2008	27,384	$6.28	to	$9.15	$185,900	0.86%	0.75%	to	2.60%	-40.84%	to	-39.67%
2007	16,069	$11.14	to	$15.21	$182,872	0.26%	0.75%	to	2.60%	1.46%	to	3.31%

250

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Global Bond Portfolio - Service Class									
2011	652	$13.35	to $13.90	$8,930	7.06%	0.75%	to 1.35%	2.14%	to 2.73%
2010	721	$13.07	to $13.53	$9,633	3.10%	0.75%	to 1.35%	13.95%	to 14.66%
2009	732	$11.47	to $11.80	$8,547	3.29%	0.75%	to 1.35%	19.73%	to 20.41%
2008	914	$9.58	to $9.80	$8,886	6.50%	0.75%	to 1.35%	-16.91%	to -16.38%
2007	862	$11.53	to $11.72	$10,045	4.43%	0.75%	to 1.35%	7.16%	to 7.82%
ING Invesco Van Kampen Comstock Portfolio - Service Class									
2011	15,372	$8.97	to $13.45	$173,078	1.34%	0.75%	to 2.60%	-4.60%	to -2.75%
2010	16,119	$9.32	to $13.88	$189,031	1.38%	0.75%	to 2.60%	12.14%	to 14.24%
2009	15,876	$8.24	to $12.18	$164,271	2.32%	0.75%	to 2.60%	25.28%	to 27.51%
2008	16,491	$6.55	to $9.57	$135,204	3.99%	0.75%	to 2.60%	-38.19%	to -36.94%
2007	16,860	$10.78	to $15.22	$221,984	1.25%	0.75%	to 2.60%	-4.83%	to -3.00%
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class									
2011	123	$12.35	to $12.73	$1,540	2.06%	0.75%	to 1.20%	-2.29%	to -1.85%
2010	160	$12.64	to $12.97	$2,046	1.74%	0.75%	to 1.20%	10.97%	to 11.52%
2009	202	$11.39	to $11.63	$2,321	1.91%	0.75%	to 1.20%	21.30%	to 21.78%
2008	221	$9.34	to $9.55	$2,076	5.06%	0.75%	to 1.35%	-24.43%	to -23.96%
2007	283	$12.36	to $12.56	$3,542	2.47%	0.75%	to 1.35%	2.15%	to 2.78%
ING Invesco Van Kampen Equity and Income Portfolio - Service Class									
2011	14,689	$9.18	to $15.16	$174,083	1.91%	0.75%	to 2.60%	-3.83%	to -2.06%
2010	16,986	$9.50	to $15.52	$207,495	1.64%	0.75%	to 2.60%	9.13%	to 11.22%
2009	17,055	$8.66	to $13.99	$189,556	1.66%	0.75%	to 2.60%	19.14%	to 21.49%
2008	18,391	$7.23	to $11.55	$169,926	7.22%	0.75%	to 2.60%	-25.55%	to -24.14%
2007	8,181	$9.66	to $15.26	$102,113	1.91%	0.75%	to 2.60%	0.59%	to 2.49%
ING JPMorgan Mid Cap Value Portfolio - Service Class									
2011	10,281	$10.05	to $18.38	$125,814	0.84%	0.75%	to 2.35%	-0.59%	to 1.10%
2010	9,712	$10.11	to $18.18	$121,321	0.90%	0.75%	to 2.45%	19.98%	to 22.01%
2009	6,384	$8.42	to $14.90	$67,915	1.46%	0.75%	to 2.55%	22.50%	to 24.69%
2008	3,989	$6.86	to $11.95	$35,664	2.75%	0.75%	to 2.55%	-34.77%	to -33.54%
2007	1,393	$13.50	to $17.98	$23,165	0.56%	0.75%	to 2.60%	-0.37%	to 1.58%

251

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Oppenheimer Global Portfolio - Initial Class												
2011	389	$11.83	to	$12.88	$4,872	1.46%	0.75%	to	2.00%	-9.97%	to	-8.78%
2010	492	$13.07	to	$14.12	$6,776	1.56%	0.75%	to	2.10%	13.65%	to	15.17%
2009	618	$11.50	to	$12.26	$7,415	2.34%	0.75%	to	2.10%	36.74%	to	38.53%
2008	762	$8.38	to	$8.85	$6,611	2.25%	0.75%	to	2.20%	-41.64%	to	-40.76%
2007	972	$14.20	to	$14.94	$14,307	1.09%	0.75%	to	2.60%	3.80%	to	5.81%
ING Oppenheimer Global Portfolio - Service Class												
2011	9,333	$8.68	to	$15.74	$116,446	1.32%	0.75%	to	2.60%	-10.74%	to	-9.12%
2010	8,943	$9.62	to	$17.35	$124,699	1.37%	0.75%	to	2.60%	12.82%	to	14.95%
2009	10,171	$8.44	to	$15.14	$124,376	2.14%	0.75%	to	2.60%	35.73%	to	38.33%
2008	11,877	$6.16	to	$10.97	$105,333	2.45%	0.75%	to	2.60%	-42.04%	to	-40.94%
2007	10,498	$12.05	to	$18.62	$160,036	0.96%	0.75%	to	2.60%	3.55%	to	5.56%
ING PIMCO Total Return Portfolio - Service Class												
2011	430	$13.86	to	$15.82	$6,250	2.89%	0.75%	to	1.35%	1.84%	to	2.46%
2010	556	$13.61	to	$15.44	$7,923	3.19%	0.75%	to	1.35%	6.16%	to	6.78%
2009	718	$12.82	to	$14.46	$9,629	3.45%	0.75%	to	1.35%	11.09%	to	11.75%
2008	713	$11.54	to	$12.94	$8,589	5.66%	0.75%	to	1.35%	-1.54%	to	-0.92%
2007	386	$11.72	to	$13.06	$4,744	3.24%	0.75%	to	1.35%	7.92%	to	8.56%
ING Solution 2015 Portfolio - Service Class												
2011	1,306	$11.26	to	$11.73	$15,011	3.15%	0.75%	to	1.35%	-2.09%	to	-1.43%
2010	1,520	$11.50	to	$11.90	$17,776	2.21%	0.75%	to	1.35%	9.73%	to	10.39%
2009	1,596	$10.48	to	$10.78	$16,960	3.91%	0.75%	to	1.35%	20.74%	to	21.40%
2008	1,280	$8.68	to	$8.88	$11,249	1.89%	0.75%	to	1.35%	-27.91%	to	-27.39%
2007	766	$12.04	to	$12.23	$9,290	0.51%	0.75%	to	1.35%	3.26%	to	3.82%
ING Solution 2025 Portfolio - Service Class												
2011	1,479	$10.86	to	$11.30	$16,403	2.09%	0.75%	to	1.35%	-4.40%	to	-3.83%
2010	1,598	$11.36	to	$11.75	$18,481	1.57%	0.75%	to	1.35%	12.25%	to	12.87%
2009	1,640	$10.12	to	$10.41	$16,849	3.52%	0.75%	to	1.35%	24.17%	to	24.82%
2008	1,108	$8.15	to	$8.34	$9,138	1.46%	0.75%	to	1.35%	-34.80%	to	-34.33%
2007	516	$12.50	to	$12.70	$6,508	0.38%	0.75%	to	1.35%	3.22%	to	3.84%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution 2035 Portfolio - Service Class												
2011	887	$10.82	to	$11.27	$9,777	1.62%	0.75%	to	1.35%	-5.91%	to	-5.29%
2010	955	$11.50	to	$11.90	$11,158	1.23%	0.75%	to	1.35%	12.97%	to	13.66%
2009	1,070	$10.18	to	$10.47	$11,035	2.91%	0.75%	to	1.35%	26.62%	to	27.37%
2008	980	$8.04	to	$8.22	$7,954	1.64%	0.75%	to	1.35%	-37.82%	to	-37.44%
2007	595	$12.93	to	$13.14	$7,753	0.41%	0.75%	to	1.35%	3.86%	to	4.45%
ING Solution 2045 Portfolio - Service Class												
2011	104	$10.78	to	$11.23	$1,131	1.17%	0.75%	to	1.35%	-6.42%	to	-5.79%
2010	109	$11.52	to	$11.92	$1,270	0.90%	0.75%	to	1.35%	13.61%	to	14.29%
2009	135	$10.14	to	$10.43	$1,384	2.15%	0.75%	to	1.35%	28.03%	to	28.77%
2008	153	$7.92	to	$8.10	$1,225	1.36%	0.75%	to	1.35%	-40.67%	to	-40.27%
2007	84	$13.35	to	$13.56	$1,135	0.14%	0.75%	to	1.35%	4.52%	to	4.95%
ING Solution Income Portfolio - Service Class												
2011	515	$11.52	to	$11.99	$6,055	4.06%	0.75%	to	1.35%	-0.95%	to	-0.42%
2010	574	$11.63	to	$12.04	$6,790	3.21%	0.75%	to	1.35%	8.09%	to	8.76%
2009	635	$10.76	to	$11.07	$6,919	5.25%	0.75%	to	1.35%	15.57%	to	16.28%
2008	581	$9.31	to	$9.52	$5,469	2.11%	0.75%	to	1.35%	-17.76%	to	-17.22%
2007	408	$11.32	to	$11.50	$4,657	0.65%	0.75%	to	1.35%	4.03%	to	4.36%
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class												
2011	576	$13.30	to	$16.50	$9,331	0.12%	0.75%	to	1.35%	-5.21%	to	-4.64%
2010	694	$13.99	to	$17.34	$11,833	0.07%	0.75%	to	1.35%	26.40%	to	27.20%
2009	680	$11.04	to	$13.67	$9,112	0.31%	0.75%	to	1.35%	44.07%	to	44.90%
2008	339	$7.65	to	$9.46	$3,090	0.06%	0.75%	to	1.35%	-44.03%	to	-43.68%
2007	204	$13.63	to	$16.84	$3,215	-	0.75%	to	1.35%	11.42%	to	12.17%
ING T. Rowe Price Growth Equity Portfolio - Service Class												
2011	11,616	$8.69	to	$14.47	$105,828	-	0.75%	to	2.35%	-3.66%	to	-2.11%
2010	11,556	$8.93	to	$14.81	$108,925	0.03%	0.75%	to	2.60%	13.47%	to	15.78%
2009	11,877	$7.87	to	$12.83	$97,640	0.01%	0.75%	to	2.60%	39.05%	to	41.41%
2008	5,066	$5.66	to	$9.09	$30,425	1.09%	0.75%	to	2.60%	-43.72%	to	-42.73%
2007	3,334	$10.10	to	$15.93	$35,823	0.14%	0.75%	to	2.45%	8.14%	to	8.79%

253

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Templeton Foreign Equity Portfolio - Service Class												
2011	21,745	$7.08	to	$9.78	$190,490	1.75%	0.75%	to	2.35%	-14.34%	to	-12.95%
2010	25,636	$8.22	to	$11.25	$260,443	2.06%	0.75%	to	2.60%	5.73%	to	7.77%
2009	25,327	$7.67	to	$10.46	$241,228	-	0.75%	to	2.60%	28.47%	to	31.00%
2008	21,711	$5.97	to	$8.02	$159,726	3.32%	0.75%	to	2.60%	-42.17%	to	-41.17%
2007	8,749	$12.45	to	$13.64	$110,579	1.24%	0.95%	to	2.60%	12.26%	to	14.14%
ING Thornburg Value Portfolio - Initial Class												
2011	105	$7.91	to	$11.76	$895	0.70%	0.95%	to	2.00%	-14.85%	to	-13.98%
2010	138	$9.29	to	$13.71	$1,384	1.47%	0.95%	to	2.10%	8.98%	to	10.36%
2009	163	$8.51	to	$12.46	$1,479	1.12%	0.95%	to	2.10%	41.78%	to	43.50%
2008	188	$5.99	to	$8.72	$1,193	0.52%	0.95%	to	2.10%	-41.01%	to	-40.35%
2007	247	$10.15	to	$14.66	$2,633	0.44%	0.95%	to	2.10%	4.98%	to	6.18%
ING Thornburg Value Portfolio - Service Class												
2011	620	$9.02	to	$12.38	$6,348	0.55%	0.75%	to	2.35%	-15.38%	to	-13.89%
2010	690	$10.66	to	$14.43	$8,281	1.41%	0.75%	to	2.35%	8.55%	to	10.24%
2009	718	$9.82	to	$13.11	$7,716	0.79%	0.75%	to	2.35%	40.89%	to	43.36%
2008	679	$6.97	to	$9.18	$4,948	0.10%	0.75%	to	2.35%	-41.30%	to	-40.37%
2007	1,107	$11.74	to	$15.42	$13,460	0.75%	0.75%	to	2.35%	4.49%	to	6.20%
ING UBS U.S. Large Cap Equity Portfolio - Service Class												
2011	486	$9.65	to	$12.98	$5,199	0.68%	0.75%	to	2.35%	-4.93%	to	-3.43%
2010	558	$10.15	to	$13.48	$6,229	0.64%	0.75%	to	2.35%	10.33%	to	12.15%
2009	649	$9.20	to	$12.05	$6,503	1.15%	0.75%	to	2.35%	28.49%	to	30.69%
2008	796	$7.16	to	$9.25	$6,145	1.56%	0.75%	to	2.35%	-41.41%	to	-40.47%
2007	1,086	$12.22	to	$15.57	$14,104	0.67%	0.75%	to	2.45%	-1.60%	to	0.16%
ING Strategic Allocation Conservative Portfolio - Class S												
2011	88	$14.22	to	$14.81	$1,286	3.65%	0.75%	to	1.35%	0.14%	to	0.82%
2010	100	$14.20	to	$14.69	$1,451	4.21%	0.75%	to	1.35%	9.48%	to	10.04%
2009	102	$12.97	to	$13.35	$1,353	8.24%	0.75%	to	1.35%	16.11%	to	16.90%
2008	103	$11.17	to	$11.42	$1,170	4.28%	0.75%	to	1.35%	-24.93%	to	-24.47%
2007	96	$14.88	to	$15.12	$1,445	2.50%	0.75%	to	1.35%	4.26%	to	4.71%

254

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Strategic Allocation Growth Portfolio - Class S									
2011	31	$14.73	to $15.33	$460	2.64%	0.75% to	1.35%	-4.41% to	-3.89%
2010	39	$15.41	to $15.95	$601	3.36%	0.75% to	1.35%	11.26% to	11.93%
2009	42	$13.85	to $14.25	$589	9.26%	0.75% to	1.35%	23.22% to	24.02%
2008	45	$11.24	to $11.49	$512	3.10%	0.75% to	1.35%	-36.98% to	-36.69%
2007	25	$17.93	to $18.15	$455	1.31%	0.75% to	1.20%	3.52% to	3.95%
ING Strategic Allocation Moderate Portfolio - Class S									
2011	66	$14.47	to $15.07	$973	2.75%	0.75% to	1.35%	-2.23% to	-1.63%
2010	51	$14.80	to $15.32	$775	4.19%	0.75% to	1.35%	10.20% to	10.93%
2009	48	$13.43	to $13.81	$657	7.97%	0.75% to	1.35%	19.91% to	20.51%
2008	50	$11.20	to $11.46	$573	3.34%	0.75% to	1.35%	-31.58% to	-31.09%
2007	52	$16.37	to $16.63	$862	2.06%	0.75% to	1.35%	3.87% to	4.46%
ING Growth and Income Portfolio - Class A									
2011	123,527	$9.46	to $9.63	$1,177,999	(e)	0.75% to	2.60%	(e)	
2010	(e)	(e)		(e)	(e)		(e)	(e)	
2009	(e)	(e)		(e)	(e)		(e)	(e)	
2008	(e)	(e)		(e)	(e)		(e)	(e)	
2007	(e)	(e)		(e)	(e)		(e)	(e)	
ING Growth and Income Portfolio - Class I									
2011	9	$8.70	to $8.76	$77	1.05%	1.25% to	1.40%	-1.69% to	-1.46%
2010	13	$8.85	to $8.89	$114	0.90%	1.25% to	1.40%	12.45% to	12.67%
2009	14	$7.87	to $7.89	$109	1.01%	1.25% to	1.40%	28.50% to	28.59%
2008	15	$6.12	to $6.14	$90	1.67%	1.25% to	1.40%	-38.55% to	-38.35%
2007	15	$9.96		$150	(a)	1.25% to	1.40%	(a)	
ING Growth and Income Portfolio - Class S									
2011	84,838	$8.19	to $14.88	$724,196	1.47%	0.50% to	2.60%	-3.08% to	-1.00%
2010	51,286	$8.45	to $15.07	$449,666	0.79%	0.50% to	2.60%	10.89% to	13.28%
2009	57,953	$7.62	to $13.34	$453,859	1.45%	0.50% to	2.60%	26.58% to	29.34%
2008	44,763	$6.02	to $10.33	$274,706	3.86%	0.50% to	2.60%	-39.13% to	-38.33%
2007	488	$9.94	to $16.75	$7,420	1.64%	0.75% to	2.20%	5.71% to	6.35%

255

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING GET U.S. Core Portfolio - Series 7												
2011	538	$9.60	to	$10.35	$5,410	2.14%	1.45%	to	2.50%	-2.54%	to	-1.52%
2010	731	$9.60	to	$10.51	$7,465	2.15%	1.45%	to	2.95%	-0.52%	to	1.06%
2009	1,033	$9.65	to	$10.40	$10,450	2.29%	1.45%	to	2.95%	-1.93%	to	-0.48%
2008	1,169	$9.84	to	$10.45	$11,948	1.97%	1.45%	to	2.95%	-7.69%	to	-6.36%
2007	1,480	$10.62	to	$11.23	$16,210	2.54%	1.25%	to	3.10%	0.09%	to	2.00%
ING GET U.S. Core Portfolio - Series 8												
2011	260	$9.62	to	$10.48	$2,619	1.52%	1.25%	to	2.50%	-2.93%	to	-1.69%
2010	399	$9.91	to	$10.66	$4,109	2.15%	1.25%	to	2.50%	-0.10%	to	1.14%
2009	543	$9.92	to	$10.54	$5,547	2.39%	1.25%	to	2.50%	-0.60%	to	0.57%
2008	725	$9.98	to	$10.48	$7,399	1.87%	1.25%	to	2.50%	-8.86%	to	-7.58%
2007	896	$10.77	to	$11.34	$9,955	2.27%	1.25%	to	3.10%	0.47%	to	2.35%
ING GET U.S. Core Portfolio - Series 9												
2011	268	$9.77	to	$10.44	$2,735	2.01%	1.45%	to	2.45%	-2.69%	to	-1.69%
2010	387	$10.04	to	$10.62	$4,036	2.07%	1.45%	to	2.45%	1.21%	to	2.31%
2009	504	$9.89	to	$10.38	$5,144	2.25%	1.45%	to	2.50%		-1.00%	
2008	596	$9.92	to	$10.38	$6,080	2.19%	1.45%	to	2.70%	-7.72%	to	-6.49%
2007	686	$10.65	to	$11.10	$7,521	2.59%	1.45%	to	3.10%	0.76%	to	2.40%
ING GET U.S. Core Portfolio - Series 10												
2011	222	$9.72	to	$10.50	$2,242	2.35%	1.25%	to	2.45%	-2.02%	to	-0.85%
2010	318	$9.92	to	$10.59	$3,216	2.66%	1.25%	to	2.45%	1.53%	to	2.82%
2009	412	$9.75	to	$10.30	$4,090	2.82%	1.25%	to	2.50%	-3.37%	to	-2.09%
2008	501	$9.95	to	$10.52	$5,125	2.53%	1.25%	to	2.90%	-6.66%	to	-5.05%
2007	562	$10.66	to	$11.08	$6,095	2.00%	1.25%	to	2.90%	0.57%	to	2.31%
ING GET U.S. Core Portfolio - Series 11												
2011	387	$10.05	to	$10.66	$4,001	2.17%	1.45%	to	2.40%	-1.57%	to	-0.56%
2010	468	$9.94	to	$10.72	$4,857	2.38%	1.45%	to	2.95%	1.74%	to	3.28%
2009	565	$9.77	to	$10.38	$5,718	3.98%	1.45%	to	2.95%	-3.65%	to	-2.17%
2008	742	$10.14	to	$10.61	$7,708	2.42%	1.45%	to	2.95%	-2.31%	to	-0.93%
2007	836	$10.35	to	$10.71	$8,827	3.25%	1.45%	to	3.10%	-1.05%	to	0.56%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING GET U.S. Core Portfolio - Series 12									
2011	172	$10.12	to $10.73	$1,817	2.59%	1.45%	to 2.45%	-1.36%	to -0.37%
2010	187	$10.23	to $10.77	$1,962	2.77%	1.45%	to 2.50%	3.13%	to 4.26%
2009	221	$9.71	to $10.33	$2,232	3.19%	1.45%	to 3.05%	-3.67%	to -2.09%
2008	268	$10.08	to $10.55	$2,781	1.71%	1.45%	to 3.05%	-9.03%	to -7.54%
2007	355	$11.07	to $11.41	$4,014	1.30%	1.45%	to 3.10%	-0.18%	to 1.51%
ING GET U.S. Core Portfolio - Series 13									
2011	859	$10.25	to $10.72	$9,103	2.21%	1.45%	to 2.25%	-0.49%	to 0.28%
2010	1,215	$10.21	to $10.69	$12,854	2.48%	1.45%	to 2.45%	3.97%	to 5.11%
2009	1,567	$9.82	to $10.17	$15,806	3.48%	1.45%	to 2.45%	-4.47%	to -3.51%
2008	2,204	$10.16	to $10.54	$23,085	2.18%	1.45%	to 2.90%	-0.59%	to 0.86%
2007	3,493	$10.19	to $10.45	$36,193	0.65%	1.45%	to 3.10%	1.70%	to 3.36%
ING GET U.S. Core Portfolio - Series 14									
2011	2,709	$10.36	to $10.93	$29,164	3.07%	1.45%	to 2.50%	0.58%	to 1.67%
2010	3,418	$10.30	to $10.75	$36,259	3.84%	1.45%	to 2.50%	4.24%	to 5.39%
2009	4,490	$9.72	to $10.20	$45,358	3.95%	1.45%	to 3.05%	-3.76%	to -2.30%
2008	7,383	$10.10	to $10.44	$76,227	1.88%	1.45%	to 3.05%	-0.10%	to 1.56%
2007	8,660	$10.11	to $10.28	$88,486	(a)	1.45%	to 3.10%	(a)	
ING BlackRock Science and Technology Opportunities Portfolio - Class S									
2011	19,792	$9.61	to $15.10	$198,020	-	0.75%	to 2.60%	-12.87%	to -11.23%
2010	23,192	$11.03	to $17.01	$263,966	-	0.75%	to 2.60%	15.14%	to 17.23%
2009	22,823	$9.58	to $14.51	$223,254	-	0.75%	to 2.60%	48.53%	to 51.46%
2008	13,408	$6.45	to $9.58	$87,426	-	0.75%	to 2.60%	-40.81%	to -40.46%
2007	71	$15.83	to $16.09	$1,140	-	0.75%	to 1.35%	17.26%	to 17.96%
ING Euro STOXX 50 Index Portfolio - Class A									
2011	415	$7.03	to $7.24	$2,955	14.38%	0.95%	to 2.25%	-19.20%	to -18.12%
2010	541	$8.69	to $8.83	$4,739	0.22%	1.00%	to 2.35%	-11.13%	to -10.18%
2009	62	$9.79	to $9.82	$608	(c)	1.15%	to 2.25%	(c)	
2008	(c)	(c)		(c)	(c)	(c)		(c)	
2007	(c)	(c)		(c)	(c)	(c)		(c)	

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING FTSE 100 Index Portfolio - Class A												
2011	222	$10.19	to	$10.52	$2,300	4.95%	0.95%	to	2.35%	-6.43%	to	-5.06%
2010	328	$10.89	to	$11.07	$3,595	0.28%	1.00%	to	2.35%	6.44%	to	7.59%
2009	74	$10.24	to	$10.27	$755	(c)	1.15%	to	2.25%	(c)		
2008	(c)		(c)		(c)	(c)		(c)		(c)		
2007	(c)		(c)		(c)	(c)		(c)		(c)		
ING Hang Seng Index Portfolio - Class S												
2011	4,031	$10.77	to	$11.19	$44,179	2.58%	0.95%	to	2.35%	-20.34%	to	-19.21%
2010	5,992	$13.52	to	$13.85	$81,884	0.06%	0.95%	to	2.35%	5.05%	to	6.54%
2009	3,225	$12.87	to	$13.00	$41,686	(c)	0.95%	to	2.35%	(c)		
2008	(c)		(c)		(c)	(c)		(c)		(c)		
2007	(c)		(c)		(c)	(c)		(c)		(c)		
ING Index Plus LargeCap Portfolio - Class S												
2011	13,071	$8.46	to	$12.83	$125,981	1.62%	0.75%	to	2.60%	-2.98%	to	-1.05%
2010	16,416	$8.66	to	$13.00	$161,332	1.70%	0.75%	to	2.60%	10.77%	to	12.77%
2009	19,841	$7.78	to	$11.56	$174,337	2.75%	0.75%	to	2.60%	19.74%	to	21.99%
2008	24,189	$6.45	to	$9.49	$174,373	2.25%	0.75%	to	2.60%	-39.00%	to	-37.84%
2007	25,928	$10.51	to	$15.31	$303,196	0.68%	0.75%	to	2.60%	2.05%	to	3.98%
ING Index Plus MidCap Portfolio - Class S												
2011	8,310	$9.36	to	$15.93	$107,721	0.58%	0.75%	to	2.60%	-4.01%	to	-2.15%
2010	9,825	$9.69	to	$16.32	$131,427	0.85%	0.75%	to	2.60%	18.48%	to	20.73%
2009	11,403	$8.13	to	$13.56	$127,725	1.34%	0.75%	to	2.60%	28.07%	to	30.42%
2008	13,369	$6.31	to	$10.42	$115,644	1.19%	0.75%	to	2.60%	-39.37%	to	-38.21%
2007	16,517	$10.34	to	$16.90	$232,853	0.48%	0.75%	to	2.60%	2.49%	to	4.49%
ING Index Plus SmallCap Portfolio - Class S												
2011	6,798	$8.90	to	$15.37	$83,478	0.60%	0.75%	to	2.60%	-3.53%	to	-1.73%
2010	7,901	$9.17	to	$15.68	$99,899	0.49%	0.75%	to	2.60%	19.20%	to	21.57%
2009	8,979	$7.64	to	$12.93	$94,468	1.41%	0.75%	to	2.60%	21.34%	to	23.58%
2008	10,297	$6.26	to	$10.49	$88,612	0.67%	0.75%	to	2.60%	-35.36%	to	-34.20%
2007	13,011	$9.63	to	$15.97	$171,833	0.13%	0.75%	to	2.60%	-9.01%	to	-7.17%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING International Index Portfolio - Class S									
2011	5,593	$6.74	to $12.98	$39,488	2.67%	0.75%	to 2.35%	-14.47%	to -13.12%
2010	7,945	$7.82	to $14.94	$65,044	3.38%	0.75%	to 2.60%	4.83%	to 6.79%
2009	8,995	$7.46	to $13.99	$69,588	-	0.75%	to 2.60%	24.42%	to 26.32%
2008	998	$6.02	to $6.09	$6,041	(b)	0.95%	to 2.35%	(b)	
2007	(b)	(b)		(b)	(b)	(b)		(b)	
ING Japan TOPIX Index® Portfolio - Class A									
2011	1,025	$9.20	to $9.49	$9,567	1.85%	0.95%	to 2.35%	-15.75%	to -14.58%
2010	770	$10.92	to $11.11	$8,463	0.07%	0.95%	to 2.35%	10.98%	to 12.46%
2009	33	$9.84	to $9.87	$324	(c)	1.00%	to 2.35%	(c)	
2008	(c)	(c)		(c)	(c)	(c)		(c)	
2007	(c)	(c)		(c)	(c)	(c)		(c)	
ING Russell™ Large Cap Growth Index Portfolio - Class S									
2011	10,214	$13.34	to $14.68	$146,033	1.00%	0.75%	to 2.35%	1.45%	to 3.16%
2010	10,188	$13.02	to $14.23	$142,575	0.54%	0.75%	to 2.35%	9.84%	to 11.61%
2009	11,210	$11.73	to $12.75	$141,894	(c)	0.75%	to 2.55%	(c)	
2008	(c)	(c)		(c)	(c)	(c)		(c)	
2007	(c)	(c)		(c)	(c)	(c)		(c)	
ING Russell™ Large Cap Index Portfolio - Class S									
2011	33,016	$8.68	to $14.51	$296,967	1.43%	0.80%	to 2.60%	-0.57%	to 1.32%
2010	39,726	$8.73	to $14.33	$355,951	3.29%	0.80%	to 2.60%	9.13%	to 11.17%
2009	45,756	$8.00	to $12.91	$372,497	-	0.80%	to 2.60%	20.57%	to 22.44%
2008	3,418	$6.66	to $6.73	$22,903	(b)	0.80%	to 2.35%	(b)	
2007	(b)	(b)		(b)	(b)	(b)		(b)	
ING Russell™ Large Cap Value Index Portfolio - Class S									
2011	2,887	$13.24	to $13.76	$38,950	1.41%	0.95%	to 2.35%	-1.78%	to -0.43%
2010	2,581	$13.42	to $13.82	$35,226	1.65%	0.95%	to 2.60%	8.23%	to 10.12%
2009	1,922	$12.40	to $12.55	$24,005	(c)	0.95%	to 2.60%	(c)	
2008	(c)	(c)		(c)	(c)	(c)		(c)	
2007	(c)	(c)		(c)	(c)	(c)		(c)	

259

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)		
ING Russell™ Mid Cap Growth Index Portfolio - Class S											
2011	15,771	$15.04	to	$15.77	$243,092	0.44%	0.90%	to 2.60%	-4.75%	to	-3.07%
2010	18,579	$15.79	to	$16.27	$297,977	0.29%	0.90%	to 2.60%	22.59%	to	24.77%
2009	19,157	$12.88	to	$13.04	$248,368	(c)	0.90%	to 2.60%	(c)		
2008	(c)		(c)		(c)	(c)		(c)	(c)		
2007	(c)		(c)		(c)	(c)		(c)	(c)		
ING Russell™ Mid Cap Index Portfolio - Class S											
2011	10,358	$9.69	to	$10.22	$102,824	1.16%	0.95%	to 2.35%	-4.34%	to	-2.94%
2010	11,716	$10.13	to	$10.53	$120,857	0.51%	0.95%	to 2.35%	21.90%	to	23.74%
2009	10,132	$8.30	to	$8.51	$85,119	-	0.95%	to 2.40%	36.45%	to	38.37%
2008	3,704	$6.04	to	$6.15	$22,649	(b)	0.80%	to 2.35%	(b)		
2007	(b)		(b)		(b)	(b)		(b)	(b)		
ING Russell™ Small Cap Index Portfolio - Class S											
2011	13,508	$9.84	to	$10.40	$136,076	0.79%	0.90%	to 2.35%	-6.37%	to	-5.02%
2010	16,262	$10.51	to	$10.95	$174,052	0.44%	0.80%	to 2.35%	23.07%	to	25.00%
2009	13,275	$8.54	to	$8.76	$114,700	-	0.90%	to 2.35%	23.41%	to	25.32%
2008	10,143	$6.91	to	$7.00	$70,527	(b)	0.80%	to 2.45%	(b)		
2007	(b)		(b)		(b)	(b)		(b)	(b)		
ING Small Company Portfolio - Class S											
2011	8,403	$10.15	to	$17.77	$89,892	0.23%	0.75%	to 2.35%	-4.96%	to	-3.42%
2010	9,114	$10.65	to	$18.44	$102,443	0.32%	0.75%	to 2.35%	21.09%	to	23.07%
2009	8,151	$8.82	to	$15.02	$75,533	0.54%	0.75%	to 2.35%	24.23%	to	26.28%
2008	5,881	$7.09	to	$11.93	$43,479	0.10%	0.75%	to 2.55%	-32.17%	to	-31.74%
2007	166	$15.12	to	$17.52	$2,803	-	0.75%	to 1.35%	4.23%	to	4.89%
ING U.S. Bond Index Portfolio - Class S											
2011	25,756	$11.17	to	$12.12	$297,554	1.93%	0.75%	to 2.60%	4.20%	to	6.11%
2010	21,158	$10.72	to	$11.43	$232,631	2.46%	0.75%	to 2.60%	3.18%	to	5.12%
2009	23,840	$10.39	to	$10.89	$251,758	2.45%	0.75%	to 2.60%	2.77%	to	4.78%
2008	17,418	$10.11	to	$10.41	$177,261	(b)	0.75%	to 2.60%	(b)		
2007	(b)		(b)		(b)	(b)		(b)	(b)		

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S												
2011	22,299	$7.42	to	$7.91	$169,736	3.21%	0.75%	to	2.35%	-6.08%	to	-4.58%
2010	24,986	$7.89	to	$8.29	$201,282	3.31%	0.75%	to	2.35%	3.39%	to	5.07%
2009	27,525	$7.61	to	$7.89	$213,033	-	0.75%	to	2.35%	26.91%	to	28.92%
2008	23,942	$6.00	to	$6.12	$145,051	(b)	0.75%	to	2.35%			(b)
2007	(b)			(b)	(b)	(b)			(b)			(b)
ING International Value Portfolio - Class S												
2011	519	$11.67	to	$13.09	$6,655	2.35%	0.75%	to	1.35%	-16.11%	to	-15.57%
2010	620	$13.88	to	$15.55	$9,445	1.72%	0.75%	to	1.35%	1.00%	to	1.56%
2009	713	$13.71	to	$15.35	$10,718	1.54%	0.75%	to	1.35%	24.38%	to	25.22%
2008	740	$10.99	to	$12.29	$8,896	2.78%	0.75%	to	1.35%	-43.09%	to	-42.76%
2007	632	$19.26	to	$21.52	$13,183	1.57%	0.75%	to	1.35%	11.53%	to	12.21%
ING MidCap Opportunities Portfolio - Class S												
2011	31,078	$10.46	to	$20.14	$353,299	-	0.50%	to	2.35%	-3.14%	to	-1.33%
2010	34,369	$10.79	to	$20.50	$399,457	0.49%	0.50%	to	2.60%	26.91%	to	29.39%
2009	32,727	$8.49	to	$15.94	$297,130	0.12%	0.50%	to	2.35%	37.78%	to	40.23%
2008	34,217	$6.16	to	$11.41	$223,352	-	0.50%	to	2.45%	-39.19%	to	-38.22%
2007	2,454	$10.12	to	$18.51	$26,412	-	0.75%	to	2.35%	22.47%	to	24.51%
ING SmallCap Opportunities Portfolio - Class S												
2011	6,239	$8.61	to	$18.60	$58,855	-	0.75%	to	2.35%	-1.79%	to	-0.20%
2010	7,156	$8.76	to	$18.69	$68,086	-	0.75%	to	2.35%	28.98%	to	31.14%
2009	8,154	$6.79	to	$14.29	$59,441	-	0.75%	to	2.35%	27.54%	to	29.65%
2008	9,121	$5.31	to	$11.04	$51,591	-	0.75%	to	2.45%	-36.17%	to	-35.11%
2007	11,476	$8.31	to	$17.06	$100,307	-	0.75%	to	2.60%	7.00%	to	9.00%
Invesco V.I. Leisure Fund - Series I Shares												
2011	1,457	$9.46	to	$12.27	$16,498	0.40%	0.95%	to	2.60%	-6.32%	to	-4.74%
2010	1,709	$10.07	to	$12.88	$20,497	0.51%	0.95%	to	2.60%	18.64%	to	20.71%
2009	2,010	$8.46	to	$10.67	$20,121	1.81%	0.95%	to	2.60%	29.41%	to	31.57%
2008	2,328	$6.53	to	$8.11	$17,862	1.00%	0.95%	to	2.60%	-44.54%	to	-43.60%
2007	3,083	$11.74	to	$14.38	$42,305	1.58%	0.95%	to	2.60%	-3.39%	to	-1.78%

261

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I						
2011	9	$8.47 to $8.53	$75	2.61%	1.25% to 1.40%	3.55% to 3.65%
2010	10	$8.18 to $8.23	$78	2.53%	1.25% to 1.40%	7.92% to 8.15%
2009	11	$7.58 to $7.61	$80	1.31%	1.25% to 1.40%	22.85% to 22.94%
2008	12	$6.17 to $6.19	$73	0.83%	1.25% to 1.40%	-36.59% to -36.45%
2007	17	$9.73 to $9.74	$169	(a)	1.25% to 1.40%	(a)
Legg Mason Global Currents Variable International All Cap Opportunity Portfolio						
2011	3	$11.65	$33	8.33%	1.40%	-12.80%
2010	3	$13.36 to $13.68	$39	2.35%	1.25% to 1.40%	2.22% to 2.40%
2009	4	$13.07 to $13.36	$46	-	1.25% to 1.40%	26.77% to 27.00%
2008	4	$10.31 to $10.52	$39	1.40%	1.25% to 1.40%	-44.18% to -44.10%
2007	6	$18.47 to $18.82	$104	0.83%	1.25% to 1.40%	4.88% to 4.96%
Legg Mason Western Asset Variable High Income Portfolio						
2011	3	$21.38	$71	8.39%	1.40%	0.99%
2010	3	$21.17 to $21.68	$72	9.33%	1.25% to 1.40%	14.99% to 15.20%
2009	4	$18.41 to $18.82	$78	12.40%	1.25% to 1.40%	57.75% to 57.89%
2008	4	$11.67 to $11.92	$51	9.94%	1.25% to 1.40%	-30.99% to -30.86%
2007	6	$16.91 to $17.24	$110	8.07%	1.25% to 1.40%	-1.11% to -0.92%
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class						
2011	78	$17.96 to $18.70	$1,442	0.42%	0.75% to 1.35%	-3.70% to -3.11%
2010	97	$18.65 to $19.30	$1,859	0.40%	0.75% to 1.35%	21.42% to 22.15%
2009	102	$15.36 to $15.80	$1,600	0.50%	0.75% to 1.35%	34.97% to 35.86%
2008	71	$11.38 to $11.63	$822	0.28%	0.75% to 1.35%	-38.82% to -38.47%
2007	70	$18.60 to $18.90	$1,323	0.19%	0.75% to 1.35%	-2.72% to -2.17%
PIMCO Real Return Portfolio - Administrative Class						
2011	929	$13.65 to $14.22	$12,983	4.88%	0.75% to 1.35%	10.17% to 10.83%
2010	985	$12.39 to $12.83	$12,463	1.47%	0.75% to 1.35%	6.63% to 7.27%
2009	949	$11.62 to $11.96	$11,216	2.94%	0.75% to 1.35%	16.78% to 17.49%
2008	745	$9.95 to $10.18	$7,515	4.22%	0.75% to 1.35%	-8.29% to -7.71%
2007	222	$10.85 to $11.03	$2,430	4.24%	0.75% to 1.35%	9.05% to 9.64%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Pioneer Equity Income VCT Portfolio - Class II						
2011	955	$13.71 to $15.72	$14,738	2.01%	0.75% to 1.35%	4.38% to 5.03%
2010	1,063	$13.11 to $15.01	$15,665	1.99%	0.75% to 1.35%	17.62% to 18.27%
2009	1,206	$11.12 to $12.72	$15,029	3.01%	0.75% to 1.35%	12.29% to 13.04%
2008	1,213	$9.87 to $11.28	$13,323	2.72%	0.75% to 1.35%	-31.41% to -30.97%
2007	1,031	$14.36 to $16.39	$16,338	2.74%	0.75% to 1.35%	-0.80% to -0.20%
ProFund VP Bull						
2011	1,471	$7.72 to $10.92	$12,013	-	0.95% to 2.25%	-2.28% to -0.89%
2010	1,815	$7.90 to $11.12	$15,111	0.12%	0.95% to 2.25%	10.03% to 11.48%
2009	2,036	$7.18 to $10.05	$15,316	0.65%	0.95% to 2.25%	21.49% to 23.28%
2008	2,280	$5.91 to $8.22	$14,046	-	0.95% to 2.60%	-39.27% to -38.28%
2007	2,986	$9.60 to $13.43	$30,062	0.44%	0.90% to 2.60%	0.85% to 2.61%
ProFund VP Europe 30						
2011	844	$7.77 to $8.95	$6,949	1.04%	0.95% to 2.35%	-10.98% to -9.69%
2010	1,006	$8.72 to $13.52	$9,261	1.57%	0.95% to 2.35%	0.21% to 1.64%
2009	1,144	$8.70 to $13.41	$10,444	2.60%	0.95% to 2.35%	29.26% to 31.05%
2008	1,401	$6.72 to $10.32	$9,835	2.06%	0.90% to 2.35%	-45.34% to -44.50%
2007	1,835	$12.05 to $18.75	$23,421	2.03%	0.90% to 2.60%	11.56% to 13.54%
ProFund VP Rising Rates Opportunity						
2011	1,897	$2.87 to $3.55	$5,755	-	0.95% to 2.35%	-38.96% to -38.03%
2010	2,136	$4.70 to $5.80	$10,541	-	0.95% to 2.60%	-18.20% to -16.72%
2009	2,393	$5.72 to $7.07	$14,303	0.55%	0.95% to 2.60%	28.82% to 30.95%
2008	2,870	$4.43 to $5.47	$13,199	5.38%	0.95% to 2.60%	-39.61% to -38.60%
2007	4,013	$7.26 to $9.01	$30,230	5.33%	0.95% to 2.60%	-7.67% to -6.07%
Wells Fargo Advantage VT Omega Growth Fund - Class 2						
2011	106	$11.60 to $11.74	$1,240	-	1.40% to 2.20%	-7.64% to -6.90%
2010	118	$12.56 to $12.61	$1,487	(d)	1.40% to 2.20%	(d)
2009	(d)	(d)	(d)	(d)	(d)	(d)
2008	(d)	(d)	(d)	(d)	(d)	(d)
2007	(d)	(d)	(d)	(d)	(d)	(d)

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Wells Fargo Advantage VT Index Asset Allocation Fund - Class 2												
2011	164	$10.78	to	$12.89	$2,052	3.04%	1.40%	to	2.20%	4.15%	to	5.05%
2010	180	$10.35	to	$12.27	$2,156	1.73%	1.40%	to	2.20%	10.70%	to	11.65%
2009	187	$9.35	to	$10.99	$2,009	1.85%	1.40%	to	2.20%	12.92%	to	13.89%
2008	210	$8.28	to	$9.65	$1,989	2.43%	1.40%	to	2.20%	-30.65%	to	-30.12%
2007	241	$11.94	to	$13.81	$3,282	2.27%	1.40%	to	2.20%	5.20%	to	6.07%
Wells Fargo Advantage VT Intrinsic Value Fund - Class 2												
2011	67	$9.20	to	$11.10	$721	0.52%	1.65%	to	2.20%	-4.37%	to	-3.81%
2010	72	$9.62	to	$11.54	$807	0.73%	1.65%	to	2.20%	11.34%	to	11.93%
2009	55	$8.64	to	$10.31	$555	1.85%	1.65%	to	2.20%	14.29%	to	14.94%
2008	60	$7.56	to	$8.97	$529	1.96%	1.65%	to	2.20%	-37.83%	to	-37.49%
2007	71	$12.16	to	$14.35	$1,004	1.52%	1.65%	to	2.20%	0.50%	to	1.06%
Wells Fargo Advantage VT Small Cap Growth Fund - Class 2												
2011	22	$14.31	to	$17.38	$361	-	1.40%	to	2.20%	-6.65%	to	-5.90%
2010	24	$15.33	to	$18.47	$436	-	1.40%	to	2.20%	23.93%	to	24.97%
2009	32	$12.37	to	$14.78	$464	-	1.40%	to	2.20%	49.40%	to	50.51%
2008	44	$8.28	to	$9.82	$419	-	1.40%	to	2.20%	-42.74%	to	-42.24%
2007	53	$14.46	to	$17.00	$884	-	1.40%	to	2.20%	11.32%	to	12.21%
Wells Fargo Advantage VT Total Return Bond Fund												
2011	62	$12.78	to	$14.12	$849	2.60%	1.40%	to	2.20%	5.97%	to	6.81%
2010	84	$12.06	to	$13.22	$1,075	3.34%	1.40%	to	2.20%	4.69%	to	5.51%
2009	89	$11.52	to	$12.53	$1,080	4.46%	1.40%	to	2.20%	9.51%	to	10.49%
2008	93	$10.52	to	$11.34	$1,029	4.95%	1.40%	to	2.20%	0.10%	to	0.89%
2007	119	$10.51	to	$11.24	$1,314	4.61%	1.40%	to	2.20%	3.85%	to	4.75%

264

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

(a) As investment Division had no investments until 2007, this data is not meaningful and is therefore not presented.
(b) As investment Division had no investments until 2008, this data is not meaningful and is therefore not presented.
(c) As investment Division had no investments until 2009, this data is not meaningful and is therefore not presented.
(d) As investment Division had no investments until 2010, this data is not meaningful and is therefore not presented.
(e) As investment Division had no investments until 2011, this data is not meaningful and is therefore not presented.

A The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B The Expense Ratio considers only the expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

265

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2011, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of ING USA Separate Account B available under the Contract for the indicated periods. This information is current through December 31, 2011, including portfolio names. Portfolio name changes after December 31, 2011 are not reflected in the following information.

Separate Account Annual Charges of 1.25%

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$10.36	$9.55	$8.00	$9.58						
Value at end of period	$9.86	$10.36	$9.55	$8.00						
Number of accumulation units outstanding at end of period	133,680	109,103	45,478	19,888						
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during November 2003)										
Value at beginning of period	$21.68	$17.36	$14.06	$19.82	$20.60	$17.48	$16.78	$13.87	$10.00	
Value at end of period	$20.09	$21.68	$17.36	$14.06	$19.82	$20.60	$17.48	$16.78	$13.87	
Number of accumulation units outstanding at end of period	7,319	7,580	7,961	9,230	10,528	17,062	12,301	8,283	12,504	
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$16.07	$13.92	$10.40	$18.38	$15.87	$14.42	$12.52			
Value at end of period	$15.43	$16.07	$13.92	$10.40	$18.38	$15.87	$14.42			
Number of accumulation units outstanding at end of period	297,798	327,232	356,883	411,910	404,210	289,769	216,279			
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
(Fund first available during 2004)										
Value at beginning of period	$11.24	$9.90	$7.72	$13.67	$13.67	$11.55	$11.07	$10.08		
Value at end of period	$11.17	$11.24	$9.90	$7.72	$13.67	$13.67	$11.55	$11.07		
Number of accumulation units outstanding at end of period	100,918	108,181	121,118	138,149	155,665	117,442	100,395	274,974		
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$9.69	$8.77	$7.20	$9.62						
Value at end of period	$9.66	$9.69	$8.77	$7.20						
Number of accumulation units outstanding at end of period	51,737	64,241	53,966	30,537						
ING AMERICAN FUNDS BOND PORTFOLIO										
(Funds were first received in this option during March 2008)										
Value at beginning of period	$10.28	$9.81	$8.86	$9.83						
Value at end of period	$10.73	$10.28	$9.81	$8.86						
Number of accumulation units outstanding at end of period	90,479	101,192	109,980	108,650						
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$10.62									
Value at end of period	$9.34									
Number of accumulation units outstanding at end of period	1,609									
ING AMERICAN FUNDS GROWTH PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$14.28	$12.25	$8.94	$16.25	$14.72	$13.60	$11.91	$10.78	$10.00	
Value at end of period	$13.43	$14.28	$12.25	$8.94	$16.25	$14.72	$13.60	$11.91	$10.78	
Number of accumulation units outstanding at end of period	775,607	853,553	968,968	1,107,754	1,166,093	958,952	815,397	625,575	112,382	

DVA Plus

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$10.52									
Value at end of period	$8.83									
Number of accumulation units outstanding at end of period	8,075									
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$18.86	$17.90	$12.73	$22.41	$19.01	$16.26	$13.62	$11.62	$10.00	
Value at end of period	$15.94	$18.86	$17.90	$12.73	$22.41	$19.01	$16.26	$13.62	$11.62	
Number of accumulation units outstanding at end of period	318,091	348,712	367,386	406,419	428,086	345,741	269,279	302,519	126,233	
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Fund first received in this option during July 2009)										
Value at beginning of period	$13.45	$12.09	$9.92							
Value at end of period	$12.50	$13.45	$12.09							
Number of accumulation units outstanding at end of period	17,151	13,876	13,501							
ING ARTIO FOREIGN PORTFOLIO										
Value at beginning of period	$14.48	$13.72	$11.56	$20.76	$18.05	$14.15	$12.42	$10.67	$8.23	$10.00
Value at end of period	$11.18	$14.48	$13.72	$11.56	$20.76	$18.05	$14.15	$12.42	$10.67	$8.23
Number of accumulation units outstanding at end of period	115,255	117,981	146,506	183,878	216,173	130,115	96,806	112,158	52,301	4,119
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.71	$10.18	$7.62	$13.14	$12.54	$11.02	$9.95			
Value at end of period	$12.83	$12.71	$10.18	$7.62	$13.14	$12.54	$11.02			
Number of accumulation units outstanding at end of period	94,226	96,813	104,384	98,513	100,200	55,109	18,568			
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.50	$10.89	$9.18	$13.04	$12.16	$10.81	$9.92	$9.75		
Value at end of period	$11.90	$11.50	$10.89	$9.18	$13.04	$12.16	$10.81	$9.92		
Number of accumulation units outstanding at end of period	44,322	44,644	55,678	54,801	46,973	48,700	35,793	24,849		
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.04	$10.60	$9.97							
Value at end of period	$12.21	$11.04	$10.60							
Number of accumulation units outstanding at end of period	127,882	142,911	37,847							
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.56	$10.32	$8.03	$13.34	$12.65	$11.96	$10.98	$9.99		
Value at end of period	$11.23	$11.56	$10.32	$8.03	$13.34	$12.65	$11.96	$10.98		
Number of accumulation units outstanding at end of period	71,989	51,290	47,131	46,310	70,250	29,742	33,842	71		
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.45	$9.81	$6.51	$9.99						
Value at end of period	$10.11	$11.45	$9.81	$6.51						
Number of accumulation units outstanding at end of period	87,072	72,817	67,035	44,807						
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.93	$9.54	$7.24	$12.48	$13.64	$11.46				
Value at end of period	$10.22	$10.93	$9.54	$7.24	$12.48	$13.64				
Number of accumulation units outstanding at end of period	60,194	84,455	89,612	99,999	107,813	24,276				

CFI 2

DVA Plus

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING CLARION REAL ESTATE PORTFOLIO										
Value at beginning of period	$69.52	$55.00	$40.99	$67.51	$83.11	$61.15	$53.02	$38.97	$28.65	$28.96
Value at end of period	$75.17	$69.52	$55.00	$40.99	$67.51	$83.11	$61.15	$53.02	$38.97	$28.65
Number of accumulation units outstanding at end of period	27,477	31,594	42,205	49,340	66,635	80,669	79,153	106,213	89,475	99,482
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.15	$8.20	$6.66	$10.23	$10.06	$9.44				
Value at end of period	$9.75	$10.15	$8.20	$6.66	$10.23	$10.06				
Number of accumulation units outstanding at end of period	51,720	59,404	70,614	77,932	64,799	17,740				
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during January 2006)										
Value at beginning of period	$9.90	$8.94	$6.88	$11.46	$11.15	$10.13				
Value at end of period	$9.31	$9.90	$8.94	$6.88	$11.46	$11.15				
Number of accumulation units outstanding at end of period	123,908	150,779	157,889	159,880	125,072	30,946				
ING DFA WORLD EQUITY PORTFOLIO										
(Fund first available during October 2007)										
Value at beginning of period	$8.68	$7.04	$5.85	$10.41	$11.03					
Value at end of period	$7.78	$8.68	$7.04	$5.85	$10.41					
Number of accumulation units outstanding at end of period	106,390	110,448	93,776	109,782	79,048					
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$8.81	$9.81	$9.99							
Value at end of period	$7.19	$8.81	$9.81							
Number of accumulation units outstanding at end of period	934	0	1,284							
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO										
Value at beginning of period	$17.70	$13.97	$10.16	$16.91	$14.96	$13.53	$11.72	$9.56	$7.26	$9.11
Value at end of period	$15.57	$17.70	$13.97	$10.16	$16.91	$14.96	$13.53	$11.72	$9.56	$7.26
Number of accumulation units outstanding at end of period	174,083	203,999	238,063	243,970	330,637	198,145	213,623	38,198	44,499	52,084
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$11.26	$10.10	$7.74	$11.09	$10.94	$9.98				
Value at end of period	$11.40	$11.26	$10.10	$7.74	$11.09	$10.94				
Number of accumulation units outstanding at end of period	298,671	240,604	254,733	249,295	240,036	114,971				
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$10.06	$9.14	$7.31	$11.90	$12.53					
Value at end of period	$9.86	$10.06	$9.14	$7.31	$11.90					
Number of accumulation units outstanding at end of period	125,064	136,290	149,113	165,455	151,725					
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.60	$7.86	$6.11	$9.62	$10.20					
Value at end of period	$8.38	$8.60	$7.86	$6.11	$9.62					
Number of accumulation units outstanding at end of period	691,365	743,528	787,679	823,534	715,454					
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$11.04	$10.27	$10.28							
Value at end of period	$10.45	$11.04	$10.27							
Number of accumulation units outstanding at end of period	71	0	498							
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.96									
Value at end of period	$8.87									
Number of accumulation units outstanding at end of period	55,591									

DVA Plus

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
Value at beginning of period	$46.24	$38.50	$28.35	$48.66	$36.98	$30.84	$22.67	$21.58	$14.35	$14.42
Value at end of period	$41.49	$46.24	$38.50	$28.35	$48.66	$36.98	$30.84	$22.67	$21.58	$14.35
Number of accumulation units outstanding at end of period	40,916	51,265	63,970	65,053	65,346	51,318	48,204	48,611	55,640	64,492
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$8.82	$7.85	$6.11	$9.51						
Value at end of period	$8.67	$8.82	$7.85	$6.11						
Number of accumulation units outstanding at end of period	242,256	166,429	179,700	58,152						
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.99									
Value at end of period	$9.58									
Number of accumulation units outstanding at end of period	1,026,100									
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$13.78	$12.98	$10.86							
Value at end of period	$11.10	$13.78	$12.98							
Number of accumulation units outstanding at end of period	8,328	28,020	9,425							
ING INDEX PLUS LARGECAP PORTFOLIO										
(Fund first available during August 2003)										
Value at beginning of period	$10.02	$8.93	$7.35	$11.90	$11.50	$10.19	$9.81	$9.01	$10.00	
Value at end of period	$9.87	$10.02	$8.93	$7.35	$11.90	$11.50	$10.19	$9.81	$9.01	
Number of accumulation units outstanding at end of period	65,532	49,367	76,821	81,989	98,148	93,835	34,130	183,047	108,298	
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during November 2003)										
Value at beginning of period	$14.92	$12.43	$9.57	$15.57	$14.98	$13.90	$12.70	$11.05	$10.00	
Value at end of period	$14.53	$14.92	$12.43	$9.57	$15.57	$14.98	$13.90	$12.70	$11.05	
Number of accumulation units outstanding at end of period	82,774	81,101	94,168	115,067	136,812	138,286	105,445	222,237	111,247	
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during November 2003)										
Value at beginning of period	$14.21	$11.75	$9.55	$14.58	$15.80	$14.10	$13.29	$11.06	$10.00	
Value at end of period	$13.89	$14.21	$11.75	$9.55	$14.58	$15.80	$14.10	$13.29	$11.06	
Number of accumulation units outstanding at end of period	57,544	60,478	72,831	78,223	103,530	106,404	89,405	184,418	108,271	
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$13.43	$12.42	$11.30	$12.53	$12.00	$11.71	$11.52	$11.16	$10.65	$10.00
Value at end of period	$14.23	$13.43	$12.42	$11.30	$12.53	$12.00	$11.71	$11.52	$11.16	$10.65
Number of accumulation units outstanding at end of period	339,798	374,616	399,908	410,808	463,707	195,604	92,532	42,408	15,516	13,700
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$8.12	$7.64	$7.05							
Value at end of period	$7.02	$8.12	$7.64							
Number of accumulation units outstanding at end of period	28,671	27,888	35,562							
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.07	$11.49	$9.06	$14.44	$14.96	$13.08	$12.80			
Value at end of period	$12.64	$13.07	$11.49	$9.06	$14.44	$14.96	$13.08			
Number of accumulation units outstanding at end of period	105,906	126,971	129,999	149,237	150,106	138,545	105,339			
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.42	$11.23	$9.29	$12.31	$12.07	$10.87	$10.16			
Value at end of period	$12.10	$12.42	$11.23	$9.29	$12.31	$12.07	$10.87			
Number of accumulation units outstanding at end of period	118,187	105,571	113,622	120,670	86,004	27,625	16,669			

DVA Plus

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$21.92	$18.45	$23.29	$26.25	$28.53	$32.68	$33.11	$22.16	$27.12	$30.13
Value at end of period	$18.45	$23.29	$26.25	$28.53	$32.68	$33.11	$22.16	$27.12	$30.13	$29.11
Number of accumulation units outstanding at end of period	802,103	662,030	509,151	402,732	322,272	241,574	167,823	141,131	111,833	87,579
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Funds were first received in this option during August 2010)										
Value at beginning of period									$9.76	$11.07
Value at end of period									$11.07	$9.43
Number of accumulation units outstanding at end of period									186	261
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
Value at beginning of period	$7.12	$6.28	$9.09	$10.57	$14.08	$18.88	$25.82	$12.42	$21.05	$25.00
Value at end of period	$6.28	$9.09	$10.57	$14.08	$18.88	$25.82	$12.42	$21.05	$25.00	$20.18
Number of accumulation units outstanding at end of period	207,166	166,780	137,210	112,765	154,812	204,971	183,253	157,198	135,772	113,267
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period						$16.13	$16.30	$10.78	$13.37	$16.24
Value at end of period						$16.30	$10.78	$13.37	$16.24	$16.33
Number of accumulation units outstanding at end of period						1,025,862	54,946	54,776	59,613	80,922
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$10.00	$7.85	$10.41	$13.63	$13.25	$15.26	$14.82	$10.25	$12.89	$16.13
Value at end of period	$7.85	$10.41	$13.63	$13.25	$15.26	$14.82	$10.25	$12.89	$16.13	$15.71
Number of accumulation units outstanding at end of period	6,459	24,875	70,555	71,069	86,447	99,454	76,585	65,391	71,558	82,903
ING LARGE CAP GROWTH PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period			$9.46	$10.50	$10.78	$11.24	$12.39	$8.86	$12.47	$14.07
Value at end of period			$10.50	$10.78	$11.24	$12.39	$8.86	$12.47	$14.07	$14.20
Number of accumulation units outstanding at end of period			3,737	4,122	3,963	2,616	2,608	8,260	19,306	43,272
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period										$10.05
Value at end of period										$10.07
Number of accumulation units outstanding at end of period										31,803
ING LIMITED MATURITY BOND PORTFOLIO										
Value at beginning of period	$19.44	$20.58	$20.90	$20.93	$21.00	$21.54	$22.50	$22.16	$23.45	$23.89
Value at end of period	$20.58	$20.90	$20.93	$21.00	$21.54	$22.50	$22.16	$23.45	$23.89	$23.86
Number of accumulation units outstanding at end of period	431,756	292,574	216,064	165,436	116,241	86,065	72,204	62,476	50,499	43,767
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$16.15	$16.18	$16.10	$16.04	$16.29	$16.83	$17.45	$17.65	$17.48	$17.26
Value at end of period	$16.18	$16.10	$16.04	$16.29	$16.83	$17.45	$17.65	$17.48	$17.26	$17.06
Number of accumulation units outstanding at end of period	695,807	727,878	690,371	486,113	930,466	1,041,103	1,075,453	823,111	654,563	495,767
ING MARSICO GROWTH PORTFOLIO										
Value at beginning of period	$15.28	$10.62	$13.92	$15.47	$16.63	$17.24	$19.43	$11.45	$14.59	$17.26
Value at end of period	$10.62	$13.92	$15.47	$16.63	$17.24	$19.43	$11.45	$14.59	$17.26	$16.77
Number of accumulation units outstanding at end of period	566,759	500,524	409,584	337,544	279,095	240,344	182,116	161,520	128,844	110,156
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$20.78	$19.47	$22.45	$24.63	$25.03	$27.67	$28.42	$21.79	$25.37	$27.52
Value at end of period	$19.47	$22.45	$24.63	$25.03	$27.67	$28.42	$21.79	$25.37	$27.52	$27.61
Number of accumulation units outstanding at end of period	631,443	634,937	618,206	436,318	377,087	325,558	277,551	222,309	189,086	156,629
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period				$9.98	$11.41	$14.74	$18.54	$11.40	$14.95	$16.79
Value at end of period				$11.41	$14.74	$18.54	$11.40	$14.95	$16.79	$17.64
Number of accumulation units outstanding at end of period				51,705	81,146	135,821	148,397	135,373	116,563	113,327

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during April 2004)										
Value at beginning of period	$11.90	$9.27	$6.66	$10.83	$8.74	$8.22	$7.56	$7.18		
Value at end of period	$11.66	$11.90	$9.27	$6.66	$10.83	$8.74	$8.22	$7.56		
Number of accumulation units outstanding at end of period	115,862	130,284	164,493	183,121	86	101	1,013	973		
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
Value at beginning of period	$17.70	$15.73	$12.36	$17.52	$16.18	$13.50	$12.28	$11.04	$8.86	$10.00
Value at end of period	$19.06	$17.70	$15.73	$12.36	$17.52	$16.18	$13.50	$12.28	$11.04	$8.86
Number of accumulation units outstanding at end of period	59,377	50,786	43,937	50,398	69,246	44,308	27,066	13,347	7,437	11,623
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during June 2010)										
Value at beginning of period	$12.01	$10.14								
Value at end of period	$11.34	$12.01								
Number of accumulation units outstanding at end of period	5,562	4,822								
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$16.29	$14.24	$10.35	$17.61	$16.77	$14.44	$12.91			
Value at end of period	$14.74	$16.29	$14.24	$10.35	$17.61	$16.77	$14.44			
Number of accumulation units outstanding at end of period	82,783	81,946	88,907	95,643	92,165	59,837	15,633			
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$15.53	$13.76	$9.33	$12.20	$12.01	$11.16	$10.83	$10.00		
Value at end of period	$16.01	$15.53	$13.76	$9.33	$12.20	$12.01	$11.16	$10.83		
Number of accumulation units outstanding at end of period	201,810	181,198	184,808	235,758	322,944	335,972	413,587	585,689		
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$19.12	$17.98	$15.91	$15.46	$14.37	$13.95	$13.78	$13.31	$12.87	$11.99
Value at end of period	$19.54	$19.12	$17.98	$15.91	$15.46	$14.37	$13.95	$13.78	$13.31	$12.87
Number of accumulation units outstanding at end of period	645,457	664,081	654,166	648,191	596,758	348,132	347,304	488,955	336,101	223,689
ING PIONEER FUND PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$11.89	$10.39	$8.48	$13.15	$12.67	$10.99	$10.39			
Value at end of period	$11.21	$11.89	$10.39	$8.48	$13.15	$12.67	$10.99			
Number of accumulation units outstanding at end of period	37,100	39,556	37,919	38,598	43,128	41,720	38,485			
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.99	$10.29	$8.33	$12.61	$12.10	$10.91	$9.95			
Value at end of period	$11.25	$11.99	$10.29	$8.33	$12.61	$12.10	$10.91			
Number of accumulation units outstanding at end of period	143,707	177,139	215,278	251,223	123,059	87,781	90,726			
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.86	$8.32	$8.25							
Value at end of period	$9.20	$8.86	$8.32							
Number of accumulation units outstanding at end of period	218,623	313,416	177,020							
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.33	$9.38	$9.22							
Value at end of period	$10.08	$10.33	$9.38							
Number of accumulation units outstanding at end of period	1,712,415	2,198,626	2,496,597							
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.56	$9.63	$9.50							
Value at end of period	$10.44	$10.56	$9.63							
Number of accumulation units outstanding at end of period	2,214,578	2,602,054	2,859,154							

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.67	$9.86	$9.75							
Value at end of period	$10.76	$10.67	$9.86							
Number of accumulation units outstanding at end of period	1,378,837	1,436,677	1,531,154							
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.11	$12.70	$10.85							
Value at end of period	$14.48	$14.11	$12.70							
Number of accumulation units outstanding at end of period	43,898	28,032	31,979							
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$9.06	$8.19	$6.72	$10.31						
Value at end of period	$9.14	$9.06	$8.19	$6.72						
Number of accumulation units outstanding at end of period	236,511	231,934	404,145	126,808						
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$13.75	$12.53	$10.80							
Value at end of period	$13.65	$13.75	$12.53							
Number of accumulation units outstanding at end of period	54,039	57,219	56,116							
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$16.17	$13.01	$10.83							
Value at end of period	$15.62	$16.17	$13.01							
Number of accumulation units outstanding at end of period	59,173	80,860	97,790							
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.44	$8.47	$6.14	$10.49						
Value at end of period	$10.10	$10.44	$8.47	$6.14						
Number of accumulation units outstanding at end of period	49,569	19,620	13,324	15,576						
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.84	$8.71	$6.98	$10.21						
Value at end of period	$10.26	$10.84	$8.71	$6.98						
Number of accumulation units outstanding at end of period	43,607	48,577	40,797	49,477						
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$9.67	$7.41	$5.74	$8.89	$8.20	$7.39	$6.87	$6.33	$4.63	$8.34
Value at end of period	$9.60	$9.67	$7.41	$5.74	$8.89	$8.20	$7.39	$6.87	$6.33	$4.63
Number of accumulation units outstanding at end of period	16,849	18,978	19,495	20,110	20,649	22,813	15,169	13,540	21,971	4,959
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$11.01	$8.99	$7.16	$9.41						
Value at end of period	$10.58	$11.01	$8.99	$7.16						
Number of accumulation units outstanding at end of period	36,646	25,619	15,014	12,098						
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
Value at beginning of period	$53.54	$47.55	$36.14	$50.48	$48.97	$43.26	$40.66	$35.31	$28.55	$28.77
Value at end of period	$54.41	$53.54	$47.55	$36.14	$50.48	$48.97	$43.26	$40.66	$35.31	$28.55
Number of accumulation units outstanding at end of period	176,320	193,449	219,556	245,136	270,888	261,429	300,782	325,318	385,166	435,649
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$32.01	$28.20	$22.85	$35.98	$35.36	$30.06	$29.29	$25.82	$20.89	$24.37
Value at end of period	$31.33	$32.01	$28.20	$22.85	$35.98	$35.36	$30.06	$29.29	$25.82	$20.89
Number of accumulation units outstanding at end of period	136,499	135,743	157,777	163,315	188,717	186,657	210,739	201,213	202,281	255,607

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$9.40	$8.16	$5.80	$10.18	$10.00					
Value at end of period	$9.16	$9.40	$8.16	$5.80	$10.18					
Number of accumulation units outstanding at end of period	44,457	24,295	23,559	12,230	41,124					
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.80	$12.28	$9.04	$18.13	$15.22	$12.43	$10.32			
Value at end of period	$11.94	$13.80	$12.28	$9.04	$18.13	$15.22	$12.43			
Number of accumulation units outstanding at end of period	65,828	70,471	89,629	116,880	132,084	109,286	51,614			
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.43	$9.73	$7.47	$12.74	$11.20	$10.12				
Value at end of period	$9.04	$10.43	$9.73	$7.47	$12.74	$11.20				
Number of accumulation units outstanding at end of period	88,235	98,706	101,897	119,244	52,781	6,280				
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
Value at beginning of period	$22.62	$21.26	$16.27	$27.31	$27.01	$22.43	$20.67	$18.87	$14.02	$17.78
Value at end of period	$21.06	$22.62	$21.26	$16.27	$27.31	$27.01	$22.43	$20.67	$18.87	$14.02
Number of accumulation units outstanding at end of period	96,897	109,196	123,651	147,158	176,510	163,002	185,032	263,691	344,197	392,630
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.13	$10.64	$10.21	$9.90						
Value at end of period	$11.76	$11.13	$10.64	$10.21						
Number of accumulation units outstanding at end of period	83,355	91,062	87,442	72,701						
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.63	$10.43	$8.02	$13.54	$13.59	$12.04	$11.18			
Value at end of period	$11.18	$11.63	$10.43	$8.02	$13.54	$13.59	$12.04			
Number of accumulation units outstanding at end of period	25,482	27,215	30,917	34,380	43,296	41,020	26,128			
ING WISDOM TREE^{SM} GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$8.16	$7.81	$6.09	$9.68						
Value at end of period	$7.75	$8.16	$7.81	$6.09						
Number of accumulation units outstanding at end of period	44,878	31,323	44,930	24,117						
INVESCO V.I. LEISURE FUND										
Value at beginning of period	$12.55	$10.42	$7.95	$14.13	$14.43	$11.73	$12.02	$10.73	$8.45	$10.00
Value at end of period	$11.91	$12.55	$10.42	$7.95	$14.13	$14.43	$11.73	$12.02	$10.73	$8.45
Number of accumulation units outstanding at end of period	5,827	3,943	4,125	4,743	4,983	9,102	10,114	37,657	12,940	2,494
PROFUND VP BULL										
Value at beginning of period	$8.72	$7.84	$6.39	$10.37	$10.15	$9.04	$8.91	$8.29	$6.68	$8.90
Value at end of period	$8.61	$8.72	$7.84	$6.39	$10.37	$10.15	$9.04	$8.91	$8.29	$6.68
Number of accumulation units outstanding at end of period	0	0	0	107	1,910	10,138	18,382	44,221	27,246	8,557
PROFUND VP EUROPE 30										
Value at beginning of period	$9.63	$9.50	$7.27	$13.15	$11.62	$10.02	$9.38	$8.31	$6.07	$8.28
Value at end of period	$8.66	$9.63	$9.50	$7.27	$13.15	$11.62	$10.02	$9.38	$8.31	$6.07
Number of accumulation units outstanding at end of period	11,570	7,302	7,337	7,465	7,692	9,520	2,690	4,239	8,463	2,703
PROFUND VP RISING RATES OPPORTUNITY										
(Fund first available during October 2003)										
Value at beginning of period	$5.06	$6.11	$4.68	$7.64	$8.16	$7.50	$8.25	$9.37	$10.00	
Value at end of period	$3.13	$5.06	$6.11	$4.68	$7.64	$8.16	$7.50	$8.25	$9.37	
Number of accumulation units outstanding at end of period	8,180	6,149	6,889	7,279	11,240	23,153	29,960	37,895	6,934	

DVA Plus

Condensed Financial Information (continued)

Separate Account Annual Charges of 1.30%

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$10.34	$9.55	$8.00	$9.79						
Value at end of period	$9.84	$10.34	$9.55	$8.00						
Number of accumulation units outstanding at end of period	51,351	33,422	17,485	5,483						
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during November 2003)										
Value at beginning of period	$21.59	$17.30	$14.02	$19.77	$20.56	$17.45	$16.77	$13.86	$10.00	
Value at end of period	$20.00	$21.59	$17.30	$14.02	$19.77	$20.56	$17.45	$16.77	$13.86	
Number of accumulation units outstanding at end of period	2,281	4,264	7,657	12,823	26,794	44,124	25,358	23,996	12,504	
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$15.95	$13.82	$10.33	$18.27	$15.78	$14.35	$12.76			
Value at end of period	$15.30	$15.95	$13.82	$10.33	$18.27	$15.78	$14.35			
Number of accumulation units outstanding at end of period	68,536	87,155	111,195	140,522	125,610	123,122	29,399			
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$11.19	$9.86	$7.69	$13.63	$13.64	$11.52	$11.05	$10.07	$7.85	$9.59
Value at end of period	$11.11	$11.19	$9.86	$7.69	$13.63	$13.64	$11.52	$11.05	$10.07	$7.85
Number of accumulation units outstanding at end of period	52,040	62,730	76,348	88,691	106,972	127,003	116,754	119,478	128,998	37,470
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$9.68	$8.76	$7.19	$9.92						
Value at end of period	$9.64	$9.68	$8.76	$7.19						
Number of accumulation units outstanding at end of period	3,117	4,954	20,042	2,553						
ING AMERICAN FUNDS BOND PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.44	$9.98	$9.01	$10.16						
Value at end of period	$10.90	$10.44	$9.98	$9.01						
Number of accumulation units outstanding at end of period	25,351	20,275	23,162	11,755						
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$10.09									
Value at end of period	$9.33									
Number of accumulation units outstanding at end of period	11,483									
ING AMERICAN FUNDS GROWTH PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$14.22	$12.21	$8.92	$16.21	$14.70	$13.58	$11.90	$10.78	$10.00	
Value at end of period	$13.37	$14.22	$12.21	$8.92	$16.21	$14.70	$13.58	$11.90	$10.78	
Number of accumulation units outstanding at end of period	139,207	176,198	206,632	220,043	267,965	248,852	200,617	175,094	48,700	
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$18.79	$17.84	$12.70	$22.36	$18.98	$16.24	$13.61	$11.62	$10.00	
Value at end of period	$15.88	$18.79	$17.84	$12.70	$22.36	$18.98	$16.24	$13.61	$11.62	
Number of accumulation units outstanding at end of period	72,742	102,142	117,257	120,700	170,475	157,385	90,957	67,730	20,350	
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.57	$13.10	$11.44							
Value at end of period	$13.54	$14.57	$13.10							
Number of accumulation units outstanding at end of period	4,677	2,341	2,546							

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING ARTIO FOREIGN PORTFOLIO										
(Fund first available during May 2002)										
Value at beginning of period	$14.41	$13.67	$11.52	$20.70	$18.01	$14.12	$12.40	$10.66	$8.23	
Value at end of period	$11.12	$14.41	$13.67	$11.52	$20.70	$18.01	$14.12	$12.40	$10.66	
Number of accumulation units outstanding at end of period	71,947	88,065	101,112	93,458	112,238	96,349	73,142	30,677	27,428	
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.67	$10.15	$7.61	$13.12	$12.53	$11.01	$10.32			
Value at end of period	$12.79	$12.67	$10.15	$7.61	$13.12	$12.53	$11.01			
Number of accumulation units outstanding at end of period	11,720	15,480	18,263	20,246	21,225	15,215	20,261			
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.46	$10.85	$9.16	$13.01	$12.14	$10.80	$9.91	$9.79		
Value at end of period	$11.85	$11.46	$10.85	$9.16	$13.01	$12.14	$10.80	$9.91		
Number of accumulation units outstanding at end of period	35,855	38,430	66,642	63,961	69,289	95,881	51,878	4,492		
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.03	$10.59	$10.07							
Value at end of period	$12.20	$11.03	$10.59							
Number of accumulation units outstanding at end of period	44,822	35,744	1,512							
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
Value at beginning of period	$11.51	$10.28	$8.00	$13.30	$12.62	$11.94	$10.97	$10.00	$7.98	$10.00
Value at end of period	$11.18	$11.51	$10.28	$8.00	$13.30	$12.62	$11.94	$10.97	$10.00	$7.98
Number of accumulation units outstanding at end of period	59,954	64,878	84,489	95,433	107,711	125,207	137,871	7,333	10,243	4,822
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.43	$9.80	$6.51	$9.99						
Value at end of period	$10.09	$11.43	$9.80	$6.51						
Number of accumulation units outstanding at end of period	20,171	22,946	21,222	10,622						
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.90	$9.52	$7.23	$12.47	$13.63	$10.79				
Value at end of period	$10.19	$10.90	$9.52	$7.23	$12.47	$13.63				
Number of accumulation units outstanding at end of period	14,658	17,038	18,589	14,369	35,330	29,687				
ING CLARION REAL ESTATE PORTFOLIO										
Value at beginning of period	$68.67	$54.36	$40.53	$66.79	$82.27	$60.56	$52.53	$38.63	$28.42	$28.74
Value at end of period	$74.21	$68.67	$54.36	$40.53	$66.79	$82.27	$60.56	$52.53	$38.63	$28.42
Number of accumulation units outstanding at end of period	19,265	22,953	27,791	35,079	43,519	60,114	73,448	78,254	83,293	71,426
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.13	$8.19	$6.65	$10.22	$10.06	$10.19				
Value at end of period	$9.73	$10.13	$8.19	$6.65	$10.22	$10.06				
Number of accumulation units outstanding at end of period	15,466	16,959	18,637	23,738	20,336	16,714				
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during January 2006)										
Value at beginning of period	$9.87	$8.92	$6.87	$11.45	$11.14	$10.18				
Value at end of period	$9.29	$9.87	$8.92	$6.87	$11.45	$11.14				
Number of accumulation units outstanding at end of period	24,920	38,371	43,128	41,651	34,734	30,223				

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$8.93	$7.25	$6.03	$10.18						
Value at end of period	$8.00	$8.93	$7.25	$6.03						
Number of accumulation units outstanding at end of period	0	5,089	2,580	3						
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during April 2011)										
Value at beginning of period	$9.99									
Value at end of period	$7.19									
Number of accumulation units outstanding at end of period	10,348									
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO										
Value at beginning of period	$17.61	$13.90	$10.12	$16.85	$14.91	$13.50	$11.70	$9.55	$7.25	$9.10
Value at end of period	$15.48	$17.61	$13.90	$10.12	$16.85	$14.91	$13.50	$11.70	$9.55	$7.25
Number of accumulation units outstanding at end of period	178,141	235,619	292,861	335,617	464,152	299,245	313,799	164,483	176,725	107,226
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$11.24	$10.08	$7.73	$11.08	$10.93	$9.96				
Value at end of period	$11.37	$11.24	$10.08	$7.73	$11.08	$10.93				
Number of accumulation units outstanding at end of period	32,500	42,418	68,249	75,300	71,090	32,434				
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$10.04	$9.12	$7.31	$11.90	$12.57					
Value at end of period	$9.83	$10.04	$9.12	$7.31	$11.90					
Number of accumulation units outstanding at end of period	20,673	34,442	43,651	49,778	29,733					
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.58	$7.85	$6.10	$9.61	$10.06					
Value at end of period	$8.36	$8.58	$7.85	$6.10	$9.61					
Number of accumulation units outstanding at end of period	18,982	23,606	22,652	21,225	65,101					
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$10.91									
Value at end of period	$8.87									
Number of accumulation units outstanding at end of period	350									
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
Value at beginning of period	$45.68	$38.04	$28.03	$48.14	$36.60	$30.54	$22.46	$21.39	$14.23	$14.31
Value at end of period	$40.96	$45.68	$38.04	$28.03	$48.14	$36.60	$30.54	$22.46	$21.39	$14.23
Number of accumulation units outstanding at end of period	22,269	27,749	33,123	39,942	55,067	57,589	48,668	46,254	42,368	36,132
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.99									
Value at end of period	$9.58									
Number of accumulation units outstanding at end of period	53,907									
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$8.81	$7.84	$6.11	$9.96	$9.83					
Value at end of period	$8.65	$8.81	$7.84	$6.11	$9.96					
Number of accumulation units outstanding at end of period	413,293	296,136	400,179	352,050	788					
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.77	$12.97	$11.78							
Value at end of period	$11.08	$13.77	$12.97							
Number of accumulation units outstanding at end of period	115	355	582							

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING INDEX PLUS LARGECAP PORTFOLIO										
(Fund first available during August 2003)										
Value at beginning of period	$9.98	$8.89	$7.33	$11.86	$11.47	$10.17	$9.79	$9.00	$10.00	
Value at end of period	$9.81	$9.98	$8.89	$7.33	$11.86	$11.47	$10.17	$9.79	$9.00	
Number of accumulation units outstanding at end of period	19,101	20,698	31,879	33,921	43,941	51,740	56,423	65,256	67,279	
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$15.03	$12.52	$9.65	$15.70	$15.12	$14.03	$12.83	$11.74		
Value at end of period	$14.63	$15.03	$12.52	$9.65	$15.70	$15.12	$14.03	$12.83		
Number of accumulation units outstanding at end of period	8,334	14,468	20,444	23,413	22,655	25,199	22,278	2,096		
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$14.81	$12.25	$9.97	$15.23	$16.50	$14.73	$13.90	$12.49		
Value at end of period	$14.48	$14.81	$12.25	$9.97	$15.23	$16.50	$14.73	$13.90		
Number of accumulation units outstanding at end of period	12,786	15,500	17,940	18,585	24,976	26,379	15,603	5,018		
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$13.37	$12.37	$11.26	$12.49	$11.98	$11.69	$11.51	$11.15	$10.65	$10.00
Value at end of period	$14.16	$13.37	$12.37	$11.26	$12.49	$11.98	$11.69	$11.51	$11.15	$10.65
Number of accumulation units outstanding at end of period	31,512	37,893	79,143	105,256	107,346	93,762	145,882	59,484	53,210	65,448
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$8.11	$7.64	$6.07	$10.23						
Value at end of period	$7.01	$8.11	$7.64	$6.07						
Number of accumulation units outstanding at end of period	3,065	2,643	2,774	184						
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.47	$10.97	$8.65	$13.80	$14.30	$12.51	$12.05			
Value at end of period	$12.05	$12.47	$10.97	$8.65	$13.80	$14.30	$12.51			
Number of accumulation units outstanding at end of period	18,081	19,811	20,196	21,597	23,455	13,366	2,976			
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.39	$11.20	$9.27	$12.29	$12.06	$10.87	$10.16			
Value at end of period	$12.06	$12.39	$11.20	$9.27	$12.29	$12.06	$10.87			
Number of accumulation units outstanding at end of period	18,327	22,493	30,431	45,330	4,262	4,279	5,930			
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$29.83	$26.87	$21.96	$32.83	$32.43	$28.32	$26.07	$23.15	$18.34	$21.80
Value at end of period	$28.81	$29.83	$26.87	$21.96	$32.83	$32.43	$28.32	$26.07	$23.15	$18.34
Number of accumulation units outstanding at end of period	61,607	76,247	83,098	100,212	133,609	160,271	197,981	215,679	233,668	212,480
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
Value at beginning of period	$24.84	$20.92	$12.36	$25.69	$18.79	$14.02	$10.54	$9.07	$6.26	$7.11
Value at end of period	$20.04	$24.84	$20.92	$12.36	$25.69	$18.79	$14.02	$10.54	$9.07	$6.26
Number of accumulation units outstanding at end of period	59,214	76,510	91,157	108,555	155,299	185,189	155,101	143,613	150,156	144,725
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$17.33	$14.28	$11.51	$17.29						
Value at end of period	$17.42	$17.33	$14.28	$11.51						
Number of accumulation units outstanding at end of period	855	3,658	171	1,124						
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$16.06	$12.84	$10.21	$14.77	$15.23	$13.23	$13.63	$10.40	$7.85	$10.00
Value at end of period	$15.64	$16.06	$12.84	$10.21	$14.77	$15.23	$13.23	$13.63	$10.40	$7.85
Number of accumulation units outstanding at end of period	24,726	36,668	36,313	36,895	41,321	51,711	53,194	59,643	56,894	13,266

DVA Plus

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$14.02	$12.43	$9.47							
Value at end of period	$14.15	$14.02	$12.43							
Number of accumulation units outstanding at end of period	22,683	20,553	1,188							
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.05									
Value at end of period	$10.06									
Number of accumulation units outstanding at end of period	47,956									
ING LIMITED MATURITY BOND PORTFOLIO										
Value at beginning of period	$23.55	$23.14	$21.88	$22.22	$21.28	$20.77	$20.70	$20.69	$20.38	$19.25
Value at end of period	$23.52	$23.55	$23.14	$21.88	$22.22	$21.28	$20.77	$20.70	$20.69	$20.38
Number of accumulation units outstanding at end of period	32,417	37,468	52,881	74,995	99,687	133,254	158,844	285,548	378,429	325,166
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$17.00	$17.22	$17.39	$17.20	$16.61	$16.08	$15.85	$15.91	$16.00	$15.98
Value at end of period	$16.78	$17.00	$17.22	$17.39	$17.20	$16.61	$16.08	$15.85	$15.91	$16.00
Number of accumulation units outstanding at end of period	117,755	130,667	271,696	411,578	381,974	255,836	240,199	225,600	257,123	337,508
ING MARSICO GROWTH PORTFOLIO										
Value at beginning of period	$17.14	$14.49	$11.38	$19.32	$17.14	$16.55	$15.40	$13.87	$10.59	$15.23
Value at end of period	$16.63	$17.14	$14.49	$11.38	$19.32	$17.14	$16.55	$15.40	$13.87	$10.59
Number of accumulation units outstanding at end of period	85,662	108,025	136,577	161,349	218,354	275,575	381,718	423,501	493,865	445,015
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$27.30	$25.18	$21.63	$28.23	$27.50	$24.89	$24.51	$22.34	$19.39	$20.70
Value at end of period	$27.37	$27.30	$25.18	$21.63	$28.23	$27.50	$24.89	$24.51	$22.34	$19.39
Number of accumulation units outstanding at end of period	94,127	119,446	171,112	214,568	282,679	333,087	393,624	435,308	472,864	447,612
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$16.74	$14.92	$11.38	$18.51	$14.72	$11.40	$10.11			
Value at end of period	$17.58	$16.74	$14.92	$11.38	$18.51	$14.72	$11.40			
Number of accumulation units outstanding at end of period	16,068	19,009	23,711	34,630	40,679	42,966	35,317			
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during April 2004)										
Value at beginning of period	$11.84	$9.23	$6.63	$10.79	$8.71	$8.20	$7.54	$7.17		
Value at end of period	$11.60	$11.84	$9.23	$6.63	$10.79	$8.71	$8.20	$7.54		
Number of accumulation units outstanding at end of period	81,518	118,458	161,944	186,892	12,557	18,618	19,598	19,635		
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
Value at beginning of period	$17.62	$15.67	$12.32	$17.47	$16.14	$13.48	$12.27	$11.03	$8.85	$10.00
Value at end of period	$18.96	$17.62	$15.67	$12.32	$17.47	$16.14	$13.48	$12.27	$11.03	$8.85
Number of accumulation units outstanding at end of period	34,486	32,028	34,727	35,503	50,329	55,418	54,121	50,811	48,477	23,086
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$14.57	$14.29								
Value at end of period	$13.74	$14.57								
Number of accumulation units outstanding at end of period	0	6,522								
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$15.45	$13.52	$9.83	$16.73	$15.94	$13.73	$11.60			
Value at end of period	$13.97	$15.45	$13.52	$9.83	$16.73	$15.94	$13.73			
Number of accumulation units outstanding at end of period	10,914	11,694	16,522	20,530	35,394	45,711	47,856			

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$15.48	$13.72	$9.31	$12.17	$11.99	$11.15	$10.83	$10.00		
Value at end of period	$15.95	$15.48	$13.72	$9.31	$12.17	$11.99	$11.15	$10.83		
Number of accumulation units outstanding at end of period	119,286	156,659	186,391	231,110	289,841	349,854	365,692	447,709		
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$18.97	$17.84	$15.80	$15.36	$14.28	$13.87	$13.71	$13.25	$12.81	$11.94
Value at end of period	$19.37	$18.97	$17.84	$15.80	$15.36	$14.28	$13.87	$13.71	$13.25	$12.81
Number of accumulation units outstanding at end of period	184,102	237,001	348,169	373,709	359,568	345,030	366,483	394,419	374,197	284,971
ING PIONEER FUND PORTFOLIO (CLASS S)										
(Fund first available during September 2005)										
Value at beginning of period	$11.85	$10.37	$8.46	$13.13	$12.66	$10.99	$10.66			
Value at end of period	$11.17	$11.85	$10.37	$8.46	$13.13	$12.66	$10.99			
Number of accumulation units outstanding at end of period	28,908	40,016	44,414	52,673	57,004	70,812	75,956			
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.95	$10.27	$8.31	$12.59	$12.09	$10.90	$10.20			
Value at end of period	$11.21	$11.95	$10.27	$8.31	$12.59	$12.09	$10.90			
Number of accumulation units outstanding at end of period	143,438	181,869	209,566	239,155	165,104	195,396	232,845			
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.85	$8.32	$8.25							
Value at end of period	$9.19	$8.85	$8.32							
Number of accumulation units outstanding at end of period	35,281	35,492	35,528							
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.33	$9.37	$9.22							
Value at end of period	$10.07	$10.33	$9.37							
Number of accumulation units outstanding at end of period	76,647	90,926	139,459							
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.55	$9.63	$9.50							
Value at end of period	$10.43	$10.55	$9.63							
Number of accumulation units outstanding at end of period	104,424	64,755	64,028							
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.66	$9.86	$9.75							
Value at end of period	$10.75	$10.66	$9.86							
Number of accumulation units outstanding at end of period	48,031	43,936	54,725							
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.10	$12.70	$10.85							
Value at end of period	$14.46	$14.10	$12.70							
Number of accumulation units outstanding at end of period	35,806	39,681	48,549							
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$9.05	$8.19	$6.72	$6.10						
Value at end of period	$9.12	$9.05	$8.19	$6.72						
Number of accumulation units outstanding at end of period	104,989	140,441	190,804	200						

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.73	$12.52	$10.64							
Value at end of period	$13.63	$13.73	$12.52							
Number of accumulation units outstanding at end of period	933	0	62							
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$16.16	$13.01	$10.80							
Value at end of period	$15.59	$16.16	$13.01							
Number of accumulation units outstanding at end of period	35,831	49,507	65,432							
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.43	$8.46	$6.14	$10.30						
Value at end of period	$10.08	$10.43	$8.46	$6.14						
Number of accumulation units outstanding at end of period	9,469	5,853	4,676	1,193						
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$10.83	$8.70	$6.98	$10.01						
Value at end of period	$10.24	$10.83	$8.70	$6.98						
Number of accumulation units outstanding at end of period	25,183	28,493	30,172	27,785						
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$9.62	$7.38	$5.72	$8.86	$8.17	$7.37	$6.86	$6.32	$4.63	$8.34
Value at end of period	$9.54	$9.62	$7.38	$5.72	$8.86	$8.17	$7.37	$6.86	$6.32	$4.63
Number of accumulation units outstanding at end of period	69,381	77,953	92,135	105,140	118,200	130,866	145,130	158,167	172,367	59,276
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$11.00	$8.98	$7.15	$10.48						
Value at end of period	$10.56	$11.00	$8.98	$7.15						
Number of accumulation units outstanding at end of period	3,331	4,081	1,147	2,477						
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
Value at beginning of period	$52.89	$46.99	$35.73	$49.94	$48.47	$42.84	$40.28	$35.00	$28.32	$28.55
Value at end of period	$53.71	$52.89	$46.99	$35.73	$49.94	$48.47	$42.84	$40.28	$35.00	$28.32
Number of accumulation units outstanding at end of period	119,707	135,507	172,460	202,423	241,206	272,563	326,106	336,587	334,523	281,690
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$31.62	$27.87	$22.59	$35.59	$35.00	$29.77	$29.02	$25.59	$20.72	$24.18
Value at end of period	$30.93	$31.62	$27.87	$22.59	$35.59	$35.00	$29.77	$29.02	$25.59	$20.72
Number of accumulation units outstanding at end of period	73,410	92,010	106,678	124,573	150,187	174,883	215,180	234,788	247,853	159,633
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$9.38	$8.15	$5.79	$10.18	$10.29					
Value at end of period	$9.14	$9.38	$8.15	$5.79	$10.18					
Number of accumulation units outstanding at end of period	6,056	6,185	10,502	6,953	10,379					
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during September 2005)										
Value at beginning of period	$13.76	$12.25	$9.02	$18.10	$15.21	$12.43	$11.22			
Value at end of period	$11.90	$13.76	$12.25	$9.02	$18.10	$15.21	$12.43			
Number of accumulation units outstanding at end of period	46,986	56,889	64,950	78,284	66,453	96,579	78,640			
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during July 2006)										
Value at beginning of period	$10.40	$9.71	$7.46	$12.73	$11.19	$9.66				
Value at end of period	$9.02	$10.40	$9.71	$7.46	$12.73	$11.19				
Number of accumulation units outstanding at end of period	8,969	14,218	24,208	16,630	19,146	9,873				

CFI 15

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
Value at beginning of period	$22.38	$21.05	$16.12	$27.07	$26.78	$22.26	$20.52	$18.74	$13.93	$17.68
Value at end of period	$20.83	$22.38	$21.05	$16.12	$27.07	$26.78	$22.26	$20.52	$18.74	$13.93
Number of accumulation units outstanding at end of period	39,471	50,477	68,507	83,731	129,943	174,826	225,122	279,067	299,049	262,335
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$11.11	$10.63	$10.21	$9.88						
Value at end of period	$11.73	$11.11	$10.63	$10.21						
Number of accumulation units outstanding at end of period	22,144	17,017	17,659	13,990						
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Fund first available during September 2005)										
Value at beginning of period	$10.79	$9.67	$7.45	$12.58	$12.63	$11.19	$10.67			
Value at end of period	$10.36	$10.79	$9.67	$7.45	$12.58	$12.63	$11.19			
Number of accumulation units outstanding at end of period	328	328	328	328	761	1,614	1,059			
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$8.07	$7.72	$6.02	$10.05						
Value at end of period	$7.66	$8.07	$7.72	$6.02						
Number of accumulation units outstanding at end of period	0	8,735	15,761	50						
INVESCO V.I. LEISURE FUND										
Value at beginning of period	$12.49	$10.38	$7.92	$14.09	$14.40	$11.71	$12.00	$10.72	$8.45	$10.00
Value at end of period	$11.85	$12.49	$10.38	$7.92	$14.09	$14.40	$11.71	$12.00	$10.72	$8.45
Number of accumulation units outstanding at end of period	4,314	5,507	5,789	6,469	8,500	10,721	14,775	18,024	22,371	1,920
PROFUND VP BULL										
Value at beginning of period	$8.67	$7.81	$6.36	$10.34	$10.12	$9.02	$8.89	$8.28	$6.68	$8.90
Value at end of period	$8.56	$8.67	$7.81	$6.36	$10.34	$10.12	$9.02	$8.89	$8.28	$6.68
Number of accumulation units outstanding at end of period	4,451	4,506	4,810	6,124	9,411	22,769	30,094	41,590	25,716	18,624
PROFUND VP EUROPE 30										
Value at beginning of period	$9.58	$9.46	$7.24	$13.10	$11.59	$9.99	$9.36	$8.30	$6.06	$8.27
Value at end of period	$8.62	$9.58	$9.46	$7.24	$13.10	$11.59	$9.99	$9.36	$8.30	$6.06
Number of accumulation units outstanding at end of period	4,769	4,879	5,462	6,271	14,835	15,290	24,845	29,272	53,761	11,287
PROFUND VP RISING RATES OPPORTUNITY										
(Fund first available during October 2003)										
Value at beginning of period	$5.04	$6.09	$4.67	$7.62	$8.14	$7.49	$8.24	$9.37	$10.09	
Value at end of period	$3.11	$5.04	$6.09	$4.67	$7.62	$8.14	$7.49	$8.24	$9.37	
Number of accumulation units outstanding at end of period	518	649	673	1,824	3,240	5,960	7,352	13,616	506	

Separate Account Annual Charges of 1.40%

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.31	$9.53	$7.99	$10.09						
Value at end of period	$9.80	$10.31	$9.53	$7.99						
Number of accumulation units outstanding at end of period	14,658,436	14,545,662	13,749,221	5,658,472						
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during November 2003)										
Value at beginning of period	$21.42	$17.18	$13.94	$19.68	$20.49	$17.41	$16.74	$13.85	$10.00	
Value at end of period	$19.83	$21.42	$17.18	$13.94	$19.68	$20.49	$17.41	$16.74	$13.85	
Number of accumulation units outstanding at end of period	975,035	1,094,501	1,267,316	1,517,242	1,927,008	2,430,081	3,133,417	1,913,146	368,372	

CFI 16

DVA Plus

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.24	$11.48	$8.59	$15.21	$13.15	$11.97	$10.22			
Value at end of period	$12.69	$13.24	$11.48	$8.59	$15.21	$13.15	$11.97			
Number of accumulation units outstanding at end of period	8,153,827	9,154,108	10,400,918	11,187,820	8,180,923	5,267,423	2,397,304			
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$11.08	$9.78	$7.63	$13.54	$13.56	$11.47	$11.02	$10.04	$7.83	$9.59
Value at end of period	$11.00	$11.08	$9.78	$7.63	$13.54	$13.56	$11.47	$11.02	$10.04	$7.83
Number of accumulation units outstanding at end of period	2,007,400	2,311,978	2,618,208	3,016,228	3,793,220	3,999,650	3,467,553	3,098,913	2,275,054	478,395
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.66	$8.75	$7.19	$9.94						
Value at end of period	$9.60	$9.66	$8.75	$7.19						
Number of accumulation units outstanding at end of period	6,393,738	6,373,630	6,199,815	3,167,031						
ING AMERICAN FUNDS BOND PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$10.23	$9.78	$8.85	$10.01						
Value at end of period	$10.67	$10.23	$9.78	$8.85						
Number of accumulation units outstanding at end of period	7,494,146	8,176,396	7,895,772	4,629,576						
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.01									
Value at end of period	$9.32									
Number of accumulation units outstanding at end of period	100,923									
ING AMERICAN FUNDS GROWTH PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$14.12	$12.13	$8.87	$16.14	$14.65	$13.55	$11.89	$10.77	$10.00	
Value at end of period	$13.26	$14.12	$12.13	$8.87	$16.14	$14.65	$13.55	$11.89	$10.77	
Number of accumulation units outstanding at end of period	23,410,109	25,830,505	27,401,456	26,599,640	21,696,367	18,821,265	15,583,944	9,535,997	1,647,654	
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.02									
Value at end of period	$8.81									
Number of accumulation units outstanding at end of period	71,083									
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$18.65	$17.73	$12.63	$22.26	$18.91	$16.21	$13.59	$11.62	$10.00	
Value at end of period	$15.74	$18.65	$17.73	$12.63	$22.26	$18.91	$16.21	$13.59	$11.62	
Number of accumulation units outstanding at end of period	9,594,991	10,785,643	11,391,844	10,841,337	9,438,334	7,746,931	5,984,403	3,147,004	589,077	
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$13.40	$12.07	$9.08	$9.99						
Value at end of period	$12.44	$13.40	$12.07	$9.08						
Number of accumulation units outstanding at end of period	2,890,339	2,196,476	1,804,007	296,480						
ING ARTIO FOREIGN PORTFOLIO										
Value at beginning of period	$14.29	$13.56	$11.44	$20.58	$17.92	$14.07	$12.37	$10.64	$8.22	$10.00
Value at end of period	$11.01	$14.29	$13.56	$11.44	$20.58	$17.92	$14.07	$12.37	$10.64	$8.22
Number of accumulation units outstanding at end of period	4,894,300	5,620,114	6,242,428	5,824,950	5,689,657	4,314,295	3,309,450	1,748,507	506,335	72,898

DVA Plus

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.60	$10.10	$7.58	$13.08	$12.51	$11.01	$10.00			
Value at end of period	$12.70	$12.60	$10.10	$7.58	$13.08	$12.51	$11.01			
Number of accumulation units outstanding at end of period	4,238,575	4,210,806	4,248,323	3,468,055	2,503,317	1,645,722	857,118			
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.39	$10.79	$9.12	$12.96	$12.11	$10.78	$9.91	$10.00		
Value at end of period	$11.76	$11.39	$10.79	$9.12	$12.96	$12.11	$10.78	$9.91		
Number of accumulation units outstanding at end of period	2,008,361	2,127,773	2,329,559	2,462,017	1,874,723	1,900,621	1,770,932	332,663		
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.01	$10.59	$9.88							
Value at end of period	$12.16	$11.01	$10.59							
Number of accumulation units outstanding at end of period	5,459,336	3,408,948	2,184,297							
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
Value at beginning of period	$11.41	$10.20	$7.94	$13.22	$12.56	$11.89	$10.94	$9.98	$7.97	
Value at end of period	$11.07	$11.41	$10.20	$7.94	$13.22	$12.56	$11.89	$10.94	$9.98	
Number of accumulation units outstanding at end of period	1,492,741	1,445,316	1,425,010	1,241,676	1,170,061	1,314,957	1,467,824	273,908	158,396	
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.40	$9.78	$6.50	$9.99						
Value at end of period	$10.05	$11.40	$9.78	$6.50						
Number of accumulation units outstanding at end of period	2,940,390	3,411,901	2,801,527	1,504,065						
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.85	$9.49	$7.21	$12.45	$13.62	$11.04				
Value at end of period	$10.13	$10.85	$9.49	$7.21	$12.45	$13.62				
Number of accumulation units outstanding at end of period	1,763,062	1,961,059	2,241,686	2,084,334	1,270,230	740,797				
ING CLARION REAL ESTATE PORTFOLIO										
Value at beginning of period	$67.25	$53.29	$39.77	$65.61	$80.89	$59.61	$51.76	$38.11	$28.06	$28.40
Value at end of period	$72.61	$67.25	$53.29	$39.77	$65.61	$80.89	$59.61	$51.76	$38.11	$28.06
Number of accumulation units outstanding at end of period	575,703	675,827	801,790	952,216	1,233,036	1,684,633	1,718,845	1,657,594	1,388,196	1,167,176
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.08	$8.16	$6.63	$10.21	$10.05	$10.05				
Value at end of period	$9.67	$10.08	$8.16	$6.63	$10.21	$10.05				
Number of accumulation units outstanding at end of period	2,223,917	2,485,616	2,897,468	3,270,508	1,892,774	854,223				
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during December 2005)										
Value at beginning of period	$9.82	$8.89	$6.85	$11.43	$11.13	$9.91	$10.06			
Value at end of period	$9.23	$9.82	$8.89	$6.85	$11.43	$11.13	$9.91			
Number of accumulation units outstanding at end of period	3,608,516	3,853,085	3,902,577	3,528,125	1,733,413	904,669	7,654			
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$8.63	$7.01	$5.84	$10.40	$10.18					
Value at end of period	$7.73	$8.63	$7.01	$5.84	$10.40					
Number of accumulation units outstanding at end of period	4,943,231	6,040,110	5,557,861	5,640,975	1,412,784					

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.79	$9.81	$9.75							
Value at end of period	$7.17	$8.79	$9.81							
Number of accumulation units outstanding at end of period	94,586	113,073	7,459							
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO										
Value at beginning of period	$17.43	$13.77	$10.03	$16.72	$14.81	$13.42	$11.65	$9.52	$7.23	$9.09
Value at end of period	$15.30	$17.43	$13.77	$10.03	$16.72	$14.81	$13.42	$11.65	$9.52	$7.23
Number of accumulation units outstanding at end of period	5,710,571	6,967,702	7,847,444	7,990,043	8,909,282	5,842,433	6,237,950	2,675,497	2,137,834	1,436,694
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$11.18	$10.04	$7.71	$11.06	$10.93	$10.00				
Value at end of period	$11.31	$11.18	$10.04	$7.71	$11.06	$10.93				
Number of accumulation units outstanding at end of period	5,332,275	5,251,259	5,510,324	4,555,948	3,440,430	1,274,023				
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$10.01	$9.10	$7.29	$11.89	$12.42					
Value at end of period	$9.79	$10.01	$9.10	$7.29	$11.89					
Number of accumulation units outstanding at end of period	3,129,466	3,338,775	3,218,271	3,054,887	2,191,899					
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.55	$7.83	$6.09	$9.61	$10.00					
Value at end of period	$8.32	$8.55	$7.83	$6.09	$9.61					
Number of accumulation units outstanding at end of period	15,200,030	16,813,479	18,242,924	18,040,063	7,707,311					
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$11.02	$10.26	$10.28							
Value at end of period	$10.41	$11.02	$10.26							
Number of accumulation units outstanding at end of period	72,547	76,851	5,674							
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.96									
Value at end of period	$8.86									
Number of accumulation units outstanding at end of period	1,282,948									
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
Value at beginning of period	$44.73	$37.30	$27.51	$47.29	$35.99	$30.06	$22.13	$21.09	$14.05	$14.14
Value at end of period	$40.07	$44.73	$37.30	$27.51	$47.29	$35.99	$30.06	$22.13	$21.09	$14.05
Number of accumulation units outstanding at end of period	1,732,824	2,021,669	2,632,139	2,510,627	2,063,890	1,643,710	1,542,661	964,040	742,286	575,255
ING GROWTH AND INCOME PORTFOLIO(CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.99									
Value at end of period	$9.57									
Number of accumulation units outstanding at end of period	19,736,037									
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$8.78	$7.82	$6.10	$9.95	$9.83					
Value at end of period	$8.61	$8.78	$7.82	$6.10	$9.95					
Number of accumulation units outstanding at end of period	9,561,032	5,214,662	5,796,850	3,900,949	21,255					
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.74	$12.96	$9.99							
Value at end of period	$11.05	$13.74	$12.96							
Number of accumulation units outstanding at end of period	1,068,924	1,477,004	453,760							

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING INDEX PLUS LARGECAP PORTFOLIO										
(Fund first available during August 2003)										
Value at beginning of period	$9.88	$8.82	$7.27	$11.78	$11.40	$10.12	$9.76	$8.98	$10.00	
Value at end of period	$9.71	$9.88	$8.82	$7.27	$11.78	$11.40	$10.12	$9.76	$8.98	
Number of accumulation units outstanding at end of period	939,728	1,008,074	1,178,124	1,295,966	1,448,885	1,498,538	1,549,701	1,431,006	494,773	
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$13.12	$10.94	$8.44	$13.75	$13.25	$12.31	$11.26	$10.04		
Value at end of period	$12.75	$13.12	$10.94	$8.44	$13.75	$13.25	$12.31	$11.26		
Number of accumulation units outstanding at end of period	1,103,955	1,204,164	1,377,178	1,538,832	1,857,115	1,780,924	1,371,262	437,111		
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$12.41	$10.28	$8.37	$12.80	$13.88	$12.41	$11.72	$10.06		
Value at end of period	$12.12	$12.41	$10.28	$8.37	$12.80	$13.88	$12.41	$11.72		
Number of accumulation units outstanding at end of period	906,059	987,422	1,101,850	1,200,311	1,437,532	1,463,522	1,076,172	424,131		
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$13.26	$12.28	$11.19	$12.42	$11.92	$11.65	$11.48	$11.13	$10.64	$10.00
Value at end of period	$14.03	$13.26	$12.28	$11.19	$12.42	$11.92	$11.65	$11.48	$11.13	$10.64
Number of accumulation units outstanding at end of period	13,585,163	14,805,735	15,212,968	14,692,505	12,433,842	7,089,555	3,506,748	2,682,543	1,026,869	719,279
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$8.09	$7.62	$6.06	$10.14						
Value at end of period	$6.98	$8.09	$7.62	$6.06						
Number of accumulation units outstanding at end of period	818,658	1,156,598	1,391,858	139,687						
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.36	$10.89	$8.59	$13.72	$14.24	$12.46	$12.21			
Value at end of period	$11.93	$12.36	$10.89	$8.59	$13.72	$14.24	$12.46			
Number of accumulation units outstanding at end of period	2,213,852	2,163,923	2,202,640	2,342,903	2,261,293	2,275,253	1,931,362			
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.31	$11.15	$9.24	$12.26	$12.04	$10.86	$10.16			
Value at end of period	$11.98	$12.31	$11.15	$9.24	$12.26	$12.04	$10.86			
Number of accumulation units outstanding at end of period	2,270,527	2,408,048	2,591,371	2,734,004	1,006,618	482,346	333,809			
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$29.36	$26.47	$21.66	$32.41	$32.04	$28.01	$25.81	$22.94	$18.19	$21.65
Value at end of period	$28.32	$29.36	$26.47	$21.66	$32.41	$32.04	$28.01	$25.81	$22.94	$18.19
Number of accumulation units outstanding at end of period	1,747,429	2,059,675	2,460,096	2,778,827	3,278,627	4,097,219	4,720,301	5,219,472	5,707,684	6,183,621
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.05	$9.86	$9.81							
Value at end of period	$9.40	$11.05	$9.86							
Number of accumulation units outstanding at end of period	178,839	63,936	3,051							
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
Value at beginning of period	$24.52	$20.67	$12.22	$25.43	$18.63	$13.91	$10.46	$9.01	$6.23	$7.08
Value at end of period	$19.76	$24.52	$20.67	$12.22	$25.43	$18.63	$13.91	$10.46	$9.01	$6.23
Number of accumulation units outstanding at end of period	3,601,771	3,721,910	4,884,446	4,935,142	4,448,144	3,740,816	3,298,670	2,479,088	2,328,297	1,925,891
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.38	$8.56	$6.91	$10.18						
Value at end of period	$10.42	$10.38	$8.56	$6.91						
Number of accumulation units outstanding at end of period	1,622,804	1,415,034	802,705	540,677						

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$15.92	$12.74	$10.15	$14.69	$15.16	$13.18	$13.63	$10.38	$7.85	$10.00
Value at end of period	$15.49	$15.92	$12.74	$10.15	$14.69	$15.16	$13.18	$13.63	$10.38	$7.85
Number of accumulation units outstanding at end of period	1,899,433	2,114,063	1,657,419	1,611,588	1,945,337	2,000,101	1,821,293	1,519,167	824,986	169,670
ING LARGE CAP GROWTH PORTFOLIO										
(Fund first available during June 2004)										
Value at beginning of period	$13.93	$12.36	$8.80	$12.32	$11.19	$10.75	$10.49	$9.79		
Value at end of period	$14.04	$13.93	$12.36	$8.80	$12.32	$11.19	$10.75	$10.49		
Number of accumulation units outstanding at end of period	2,130,653	1,082,965	1,127,373	74,128	25,298	39,234	26,871	13,651		
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.05									
Value at end of period	$10.05									
Number of accumulation units outstanding at end of period	569,147									
ING LIMITED MATURITY BOND PORTFOLIO										
Value at beginning of period	$23.11	$22.72	$21.50	$21.86	$20.96	$20.47	$20.43	$20.44	$20.16	$19.06
Value at end of period	$23.05	$23.11	$22.72	$21.50	$21.86	$20.96	$20.47	$20.43	$20.44	$20.16
Number of accumulation units outstanding at end of period	463,361	595,343	738,091	954,519	1,366,149	1,891,473	2,520,744	3,368,052	5,262,645	6,261,694
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$16.70	$16.94	$17.12	$16.95	$16.38	$15.87	$15.66	$15.74	$15.84	$15.84
Value at end of period	$16.47	$16.70	$16.94	$17.12	$16.95	$16.38	$15.87	$15.66	$15.74	$15.84
Number of accumulation units outstanding at end of period	7,655,564	7,999,039	11,578,123	15,903,229	6,935,089	6,031,181	5,498,848	5,672,311	7,879,356	12,089,799
ING MARSICO GROWTH PORTFOLIO										
Value at beginning of period	$16.88	$14.29	$11.23	$19.09	$16.96	$16.39	$15.26	$13.76	$10.52	$15.14
Value at end of period	$16.37	$16.88	$14.29	$11.23	$19.09	$16.96	$16.39	$15.26	$13.76	$10.52
Number of accumulation units outstanding at end of period	3,313,503	4,057,532	4,446,996	5,258,119	6,017,607	7,262,969	9,249,375	10,491,049	11,921,200	12,372,395
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$26.86	$24.80	$21.33	$27.86	$27.17	$24.62	$24.26	$22.14	$19.23	$20.56
Value at end of period	$26.90	$26.86	$24.80	$21.33	$27.86	$27.17	$24.62	$24.26	$22.14	$19.23
Number of accumulation units outstanding at end of period	3,226,359	3,828,532	4,421,885	4,728,779	5,566,345	6,490,070	7,790,025	8,667,716	9,215,693	9,138,045
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$16.64	$14.85	$11.34	$18.46	$14.70	$11.40	$10.07			
Value at end of period	$17.46	$16.64	$14.85	$11.34	$18.46	$14.70	$11.40			
Number of accumulation units outstanding at end of period	3,840,254	3,829,027	4,073,465	4,123,843	3,122,597	1,844,733	1,446,986			
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during April 2004)										
Value at beginning of period	$11.73	$9.15	$6.58	$10.72	$8.66	$8.17	$7.52	$7.15		
Value at end of period	$11.47	$11.73	$9.15	$6.58	$10.72	$8.66	$8.17	$7.52		
Number of accumulation units outstanding at end of period	4,227,190	4,756,551	4,502,607	4,769,928	299,160	369,355	457,358	440,238		
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
Value at beginning of period	$17.47	$15.55	$12.24	$17.37	$16.06	$13.43	$12.23	$11.01	$8.85	$10.00
Value at end of period	$18.78	$17.47	$15.55	$12.24	$17.37	$16.06	$13.43	$12.23	$11.01	$8.85
Number of accumulation units outstanding at end of period	2,790,056	2,982,767	2,798,687	2,715,369	2,698,954	2,849,171	2,467,075	1,394,309	758,774	220,958
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$11.97	$10.65	$8.44	$9.99						
Value at end of period	$11.28	$11.97	$10.65	$8.44						
Number of accumulation units outstanding at end of period	1,104,622	980,145	563,863	98,549						

CFI 21

DVA Plus

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$13.40	$11.73	$8.54	$14.55	$13.88	$11.97	$10.12			
Value at end of period	$12.10	$13.40	$11.73	$8.54	$14.55	$13.88	$11.97			
Number of accumulation units outstanding at end of period	1,397,045	1,420,560	1,635,220	1,818,384	1,491,444	1,005,867	403,465			
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$15.37	$13.65	$9.26	$12.13	$11.96	$11.13	$10.82	$10.00		
Value at end of period	$15.83	$15.37	$13.65	$9.26	$12.13	$11.96	$11.13	$10.82		
Number of accumulation units outstanding at end of period	3,817,892	3,921,490	3,386,304	4,317,113	6,065,004	7,287,786	8,674,427	9,413,696		
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$18.66	$17.57	$15.57	$15.16	$14.11	$13.71	$13.57	$13.12	$12.71	$11.86
Value at end of period	$19.04	$18.66	$17.57	$15.57	$15.16	$14.11	$13.71	$13.57	$13.12	$12.71
Number of accumulation units outstanding at end of period	20,027,467	22,821,794	22,106,766	16,888,379	8,029,233	5,417,078	5,880,636	5,917,199	5,369,915	4,410,375
ING PIONEER FUND PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$11.79	$10.32	$8.43	$13.10	$12.64	$10.98	$10.30			
Value at end of period	$11.09	$11.79	$10.32	$8.43	$13.10	$12.64	$10.98			
Number of accumulation units outstanding at end of period	700,026	862,455	854,149	896,825	1,065,830	1,051,162	1,137,342			
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.88	$10.22	$8.28	$12.56	$12.07	$10.98	$10.00			
Value at end of period	$11.13	$11.88	$10.22	$8.28	$12.56	$12.07	$10.90			
Number of accumulation units outstanding at end of period	5,724,050	6,475,612	7,406,984	8,408,547	7,528,407	7,507,837	7,692,715			
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.84	$8.32	$8.25							
Value at end of period	$9.17	$8.84	$8.32							
Number of accumulation units outstanding at end of period	7,346,128	6,256,899	5,981,757							
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.31	$9.37	$9.22							
Value at end of period	$10.05	$10.31	$9.37							
Number of accumulation units outstanding at end of period	68,956,114	74,275,484	79,472,323							
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.54	$9.63	$9.49							
Value at end of period	$10.40	$10.54	$9.63							
Number of accumulation units outstanding at end of period	42,036,780	46,040,296	48,787,781							
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.65	$9.86	$9.75							
Value at end of period	$10.73	$10.65	$9.86							
Number of accumulation units outstanding at end of period	22,515,408	24,451,343	25,879,317							
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$14.07	$12.69	$10.27							
Value at end of period	$14.42	$14.07	$12.69							
Number of accumulation units outstanding at end of period	1,637,094	1,455,162	1,607,178							

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.02	$8.17	$6.71	$10.17						
Value at end of period	$9.09	$9.02	$8.17	$6.71						
Number of accumulation units outstanding at end of period	4,462,209	5,649,134	6,524,524	629,227						
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.71	$12.51	$10.35							
Value at end of period	$13.59	$13.71	$12.51							
Number of accumulation units outstanding at end of period	310,000	194,823	130,420							
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$16.13	$13.00	$10.36							
Value at end of period	$15.55	$16.13	$13.00							
Number of accumulation units outstanding at end of period	2,267,474	2,632,553	2,765,328							
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.40	$8.45	$6.13	$10.30						
Value at end of period	$10.04	$10.40	$8.45	$6.13						
Number of accumulation units outstanding at end of period	1,745,841	1,854,424	1,478,202	578,346						
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.80	$8.69	$6.97	$10.06						
Value at end of period	$10.20	$10.80	$8.69	$6.97						
Number of accumulation units outstanding at end of period	1,701,985	1,880,369	1,673,974	1,397,996						
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$9.53	$7.31	$5.68	$8.80	$8.13	$7.34	$6.84	$6.31	$4.62	$8.33
Value at end of period	$9.44	$9.53	$7.31	$5.68	$8.80	$8.13	$7.34	$6.84	$6.31	$4.62
Number of accumulation units outstanding at end of period	796,478	919,414	1,117,503	1,257,982	1,598,381	1,976,720	2,164,620	2,126,799	1,851,941	774,557
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.97	$8.97	$7.15	$10.25						
Value at end of period	$10.52	$10.97	$8.97	$7.15						
Number of accumulation units outstanding at end of period	1,422,232	1,686,231	1,359,012	686,734						
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
Value at beginning of period	$51.80	$46.07	$35.06	$49.06	$47.66	$42.17	$39.69	$34.52	$27.96	$28.22
Value at end of period	$52.55	$51.80	$46.07	$35.06	$49.06	$47.66	$42.17	$39.69	$34.52	$27.96
Number of accumulation units outstanding at end of period	7,077,206	7,593,076	8,156,298	8,278,462	8,055,776	7,742,558	7,736,987	6,834,477	6,071,997	5,326,019
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$30.97	$27.32	$22.17	$34.97	$34.41	$29.30	$28.60	$25.24	$20.45	$23.90
Value at end of period	$30.26	$30.97	$27.32	$22.17	$34.97	$34.41	$29.30	$28.60	$25.24	$20.45
Number of accumulation units outstanding at end of period	2,820,631	3,008,352	3,153,961	3,367,200	3,471,081	3,923,791	4,330,653	4,187,985	3,283,741	2,796,772
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.35	$8.13	$5.78	$10.17	$10.10					
Value at end of period	$9.10	$9.35	$8.13	$5.78	$10.17					
Number of accumulation units outstanding at end of period	1,806,950	1,929,680	1,909,257	775,347	317,543					
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.68	$12.19	$8.99	$18.05	$15.18	$12.42	$10.00			
Value at end of period	$11.82	$13.68	$12.19	$8.99	$18.05	$15.18	$12.42			
Number of accumulation units outstanding at end of period	1,461,019	1,599,392	1,998,238	2,376,603	2,243,027	1,560,451	1,361,072			

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.36	$9.67	$7.44	$12.71	$11.18	$10.17				
Value at end of period	$8.96	$10.36	$9.67	$7.44	$12.71	$11.18				
Number of accumulation units outstanding at end of period	2,688,868	2,992,773	2,884,425	2,681,328	1,021,786	237,468				
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
Value at beginning of period	$22.00	$20.71	$15.88	$26.69	$26.44	$21.99	$20.30	$18.55	$13.80	$17.54
Value at end of period	$20.46	$22.00	$20.71	$15.88	$26.69	$26.44	$21.99	$20.30	$18.55	$13.80
Number of accumulation units outstanding at end of period	1,363,264	1,606,338	1,694,621	1,712,450	1,869,745	2,011,664	1,908,440	2,183,115	2,320,224	1,965,367
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.08	$10.62	$10.20	$9.99						
Value at end of period	$11.69	$11.08	$10.62	$10.20						
Number of accumulation units outstanding at end of period	3,165,568	3,163,184	3,588,432	3,388,765						
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.73	$9.63	$7.42	$12.55	$12.61	$11.19	$10.24			
Value at end of period	$10.29	$10.73	$9.63	$7.42	$12.55	$12.61	$11.19			
Number of accumulation units outstanding at end of period	54,596	59,966	92,507	159,712	211,221	240,320	119,772			
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$8.13	$7.79	$6.08	$9.95						
Value at end of period	$7.70	$8.13	$7.79	$6.08						
Number of accumulation units outstanding at end of period	4,036,972	4,398,876	4,692,093	4,193,381						
INVESCO V.I. LEISURE FUND										
Value at beginning of period	$12.38	$10.30	$7.87	$14.01	$14.33	$11.66	$11.97	$10.71	$8.44	$10.00
Value at end of period	$11.74	$12.38	$10.30	$7.87	$14.01	$14.33	$11.66	$11.97	$10.71	$8.44
Number of accumulation units outstanding at end of period	170,925	197,329	229,345	267,247	328,037	389,830	512,777	510,227	355,401	69,607
PROFUND VP BULL										
Value at beginning of period	$8.59	$7.74	$6.31	$10.27	$10.06	$8.98	$8.86	$8.26	$6.67	$8.90
Value at end of period	$8.47	$8.59	$7.74	$6.31	$10.27	$10.06	$8.98	$8.86	$8.26	$6.67
Number of accumulation units outstanding at end of period	96,088	119,978	139,938	178,757	302,151	644,480	939,625	1,756,560	1,824,762	1,231,933
PROFUND VP EUROPE 30										
Value at beginning of period	$9.49	$9.37	$7.19	$13.02	$11.52	$9.94	$9.33	$8.28	$6.05	$8.27
Value at end of period	$8.52	$9.49	$9.37	$7.19	$13.02	$11.52	$9.94	$9.33	$8.28	$6.05
Number of accumulation units outstanding at end of period	85,942	104,606	126,512	152,071	193,438	348,410	492,243	526,719	648,934	257,910
PROFUND VP RISING RATES OPPORTUNITY										
(Fund first available during October 2003)										
Value at beginning of period	$5.01	$6.05	$4.64	$7.59	$8.12	$7.47	$8.23	$9.37	$10.00	
Value at end of period	$3.09	$5.01	$6.05	$4.64	$7.59	$8.12	$7.47	$8.23	$9.37	
Number of accumulation units outstanding at end of period	270,919	290,517	316,599	402,662	538,853	708,583	1,016,831	834,452	98,866	

Separate Account Annual Charges of 1.45%

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.30	$9.52	$7.99	$10.09						
Value at end of period	$9.78	$10.30	$9.52	$7.99						
Number of accumulation units outstanding at end of period	2,844,719	3,582,001	3,478,113	1,398,127						

CFI 24

DVA Plus

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during November 2003)										
Value at beginning of period	$21.34	$17.12	$13.90	$19.63	$20.45	$17.38	$16.72	$13.85	$10.00	
Value at end of period	$19.74	$21.34	$17.12	$13.90	$19.63	$20.45	$17.38	$16.72	$13.85	
Number of accumulation units outstanding at end of period	662,341	745,402	862,023	1,030,405	1,354,061	1,713,584	2,219,861	2,018,849	504,034	
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$15.72	$13.64	$10.22	$18.09	$15.65	$14.25	$12.39			
Value at end of period	$15.06	$15.72	$13.64	$10.22	$18.09	$15.65	$14.25			
Number of accumulation units outstanding at end of period	1,150,043	1,379,878	1,646,404	2,179,470	2,472,498	1,827,488	1,426,398			
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$11.03	$9.74	$7.61	$13.50	$13.52	$11.44	$11.00	$10.03	$7.83	$9.59
Value at end of period	$10.94	$11.03	$9.74	$7.61	$13.50	$13.52	$11.44	$11.00	$10.03	$7.83
Number of accumulation units outstanding at end of period	1,234,843	1,445,627	1,677,580	1,938,740	2,599,569	2,988,235	2,766,838	3,518,649	2,445,416	321,872
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.64	$8.74	$7.19	$9.96						
Value at end of period	$9.59	$9.64	$8.74	$7.19						
Number of accumulation units outstanding at end of period	716,268	949,847	598,000	407,806						
ING AMERICAN FUNDS BOND PORTFOLIO										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$10.22	$9.78	$8.84	$10.04						
Value at end of period	$10.65	$10.22	$9.78	$8.84						
Number of accumulation units outstanding at end of period	1,124,833	1,208,035	1,319,855	738,443						
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.01									
Value at end of period	$9.32									
Number of accumulation units outstanding at end of period	30,524									
ING AMERICAN FUNDS GROWTH PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$14.07	$12.09	$8.84	$16.11	$14.63	$13.53	$11.88	$10.77	$10.00	
Value at end of period	$13.20	$14.07	$12.09	$8.84	$16.11	$14.63	$13.53	$11.88	$10.77	
Number of accumulation units outstanding at end of period	6,585,901	7,750,331	8,776,819	9,893,948	10,314,328	10,650,303	11,085,752	10,547,830	1,864,132	
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.09									
Value at end of period	$8.81									
Number of accumulation units outstanding at end of period	30,890									
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$18.58	$17.67	$12.60	$22.22	$18.88	$16.19	$13.58	$11.62	$10.00	
Value at end of period	$15.68	$18.58	$17.67	$12.60	$22.22	$18.88	$16.19	$13.58	$11.62	
Number of accumulation units outstanding at end of period	2,600,492	3,345,875	3,911,755	3,913,609	4,971,820	4,807,445	4,245,594	3,292,334	641,852	
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$13.39	$12.06	$9.08	$10.01						
Value at end of period	$12.42	$13.39	$12.06	$9.08						
Number of accumulation units outstanding at end of period	606,194	249,072	162,369	18,872						

DVA Plus

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING ARTIO FOREIGN PORTFOLIO										
Value at beginning of period	$14.23	$13.51	$11.40	$20.52	$17.88	$14.04	$12.35	$10.63	$8.22	$10.00
Value at end of period	$10.96	$14.23	$13.51	$11.40	$20.52	$17.88	$14.04	$12.35	$10.63	$8.22
Number of accumulation units outstanding at end of period	1,882,733	2,192,606	2,773,054	2,397,385	3,167,588	3,245,283	2,771,237	2,654,772	502,551	106,211
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.57	$10.08	$7.56	$13.07	$12.50	$11.00	$9.98			
Value at end of period	$12.66	$12.57	$10.08	$7.56	$13.07	$12.50	$11.00			
Number of accumulation units outstanding at end of period	1,007,997	1,011,816	1,123,724	797,643	1,063,040	604,582	613,541			
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.35	$10.76	$9.09	$12.94	$12.09	$10.78	$9.90	$9.95		
Value at end of period	$11.72	$11.35	$10.76	$9.09	$12.94	$12.09	$10.78	$9.90		
Number of accumulation units outstanding at end of period	933,627	1,103,711	1,351,008	1,526,712	1,733,494	1,995,610	2,117,858	347,886		
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.00	$10.58	$9.92							
Value at end of period	$12.15	$11.00	$10.58							
Number of accumulation units outstanding at end of period	1,786,974	1,086,065	908,377							
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
Value at beginning of period	$11.36	$10.16	$7.92	$13.19	$12.53	$11.87	$10.92	$9.97	$7.97	$10.00
Value at end of period	$11.02	$11.36	$10.16	$7.92	$13.19	$12.53	$11.87	$10.92	$9.97	$7.97
Number of accumulation units outstanding at end of period	904,766	908,450	1,018,508	1,056,496	1,301,207	1,492,559	1,781,693	289,685	237,787	27,664
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.38	$9.78	$6.50	$9.99						
Value at end of period	$10.03	$11.38	$9.78	$6.50						
Number of accumulation units outstanding at end of period	1,076,087	1,503,493	1,682,917	919,098						
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.83	$9.47	$7.20	$12.44	$13.62	$11.17				
Value at end of period	$10.10	$10.83	$9.47	$7.20	$12.44	$13.62				
Number of accumulation units outstanding at end of period	331,412	393,756	503,512	700,495	734,011	424,008				
ING CLARION REAL ESTATE PORTFOLIO										
Value at beginning of period	$66.42	$52.66	$39.32	$64.90	$80.06	$59.02	$51.28	$37.77	$27.82	$28.18
Value at end of period	$71.67	$66.42	$52.66	$39.32	$64.90	$80.06	$59.02	$51.28	$37.77	$27.82
Number of accumulation units outstanding at end of period	390,039	492,690	598,470	691,765	925,650	1,476,189	1,530,874	1,897,527	1,439,332	947,487
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.05	$8.14	$6.63	$10.20	$10.05	$9.95				
Value at end of period	$9.64	$10.05	$8.14	$6.63	$10.20	$10.05				
Number of accumulation units outstanding at end of period	302,379	391,648	562,710	687,982	722,546	405,954				
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during December 2005)										
Value at beginning of period	$9.79	$8.87	$6.84	$11.42	$11.12	$9.91	$9.95			
Value at end of period	$9.20	$9.79	$8.87	$6.84	$11.42	$11.12	$9.91			
Number of accumulation units outstanding at end of period	575,208	622,915	673,194	683,783	450,278	293,156	13,666			
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$8.62	$7.01	$5.84	$10.40	$10.00					
Value at end of period	$7.72	$8.62	$7.01	$5.84	$10.40					
Number of accumulation units outstanding at end of period	254,542	552,043	183,533	176,769	195,221					

DVA Plus

Condensed Financial Information (continued)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period								$9.75	$9.81	$8.79
Value at end of period								$9.81	$8.79	$7.16
Number of accumulation units outstanding at end of period								4,083	22,581	25,121
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO										
Value at beginning of period	$9.09	$7.22	$9.50	$11.62	$13.39	$14.77	$16.66	$9.99	$13.71	$17.34
Value at end of period	$7.22	$9.50	$11.62	$13.39	$14.77	$16.66	$9.99	$13.71	$17.34	$15.22
Number of accumulation units outstanding at end of period	1,947,601	2,850,229	3,545,777	6,072,495	5,449,288	7,733,886	6,169,727	5,452,120	4,704,576	3,550,565
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period					$9.99	$10.92	$11.05	$7.70	$10.02	$11.16
Value at end of period					$10.92	$11.05	$7.70	$10.02	$11.16	$11.27
Number of accumulation units outstanding at end of period					755,287	1,739,831	1,397,558	1,751,595	1,463,809	1,455,775
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period						$12.42	$11.88	$7.29	$9.09	$9.99
Value at end of period						$11.88	$7.29	$9.09	$9.99	$9.76
Number of accumulation units outstanding at end of period						738,661	612,272	569,660	544,883	435,094
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period						$10.00	$9.60	$6.09	$7.82	$8.53
Value at end of period						$9.60	$6.09	$7.82	$8.53	$8.30
Number of accumulation units outstanding at end of period						630,620	1,215,629	1,221,497	1,056,405	972,147
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period								$10.08	$10.26	$11.01
Value at end of period								$10.26	$11.01	$10.40
Number of accumulation units outstanding at end of period								6,842	4,702	7,398
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period										$9.96
Value at end of period										$8.85
Number of accumulation units outstanding at end of period										346,104
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
Value at beginning of period	$14.03	$13.94	$20.91	$21.93	$29.76	$35.61	$46.77	$27.19	$36.85	$44.18
Value at end of period	$13.94	$20.91	$21.93	$29.76	$35.61	$46.77	$27.19	$36.85	$44.18	$39.56
Number of accumulation units outstanding at end of period	436,185	826,628	1,054,905	1,634,532	1,625,831	1,693,349	1,343,730	1,245,481	964,542	774,669
ING GROWTH AND INCOME PORTFOLIO(CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period										$9.99
Value at end of period										$9.56
Number of accumulation units outstanding at end of period										5,571,491
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period						$9.83	$9.95	$6.10	$7.82	$8.77
Value at end of period						$9.95	$6.10	$7.82	$8.77	$8.60
Number of accumulation units outstanding at end of period						3,297	5,498,422	6,354,228	5,553,955	7,309,908
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period								$9.99	$12.96	$13.73
Value at end of period								$12.96	$13.73	$11.04
Number of accumulation units outstanding at end of period								104,665	166,799	110,735

CFI 27

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING INDEX PLUS LARGECAP PORTFOLIO (Fund first available during June 2003)										
Value at beginning of period	$9.83	$8.78	$7.24	$11.74	$11.37	$10.10	$9.74	$8.97	$10.00	
Value at end of period	$9.66	$9.83	$8.78	$7.24	$11.74	$11.37	$10.10	$9.74	$8.97	
Number of accumulation units outstanding at end of period	715,155	884,341	938,032	1,042,303	1,270,440	1,403,789	1,565,900	2,210,160	1,239,109	
ING INDEX PLUS MIDCAP PORTFOLIO (Fund first available during November 2003)										
Value at beginning of period	$14.81	$12.36	$9.54	$15.55	$14.99	$13.94	$12.76	$11.13	$10.00	
Value at end of period	$14.39	$14.81	$12.36	$9.54	$15.55	$14.99	$13.94	$12.76	$11.13	
Number of accumulation units outstanding at end of period	324,303	401,903	504,402	588,432	813,865	977,910	881,061	1,090,890	317,218	
ING INDEX PLUS SMALLCAP PORTFOLIO (Fund first available during November 2003)										
Value at beginning of period	$14.60	$12.10	$9.86	$15.08	$16.37	$14.63	$13.83	$11.53	$10.00	
Value at end of period	$14.25	$14.60	$12.10	$9.86	$15.08	$16.37	$14.63	$13.83	$11.53	
Number of accumulation units outstanding at end of period	214,788	286,449	340,526	403,831	574,391	720,706	718,707	892,876	255,326	
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$13.20	$12.23	$11.15	$12.39	$11.89	$11.63	$11.46	$11.12	$10.64	$10.00
Value at end of period	$13.96	$13.20	$12.23	$11.15	$12.39	$11.89	$11.63	$11.46	$11.12	$10.64
Number of accumulation units outstanding at end of period	2,424,393	2,524,418	2,778,230	3,181,205	3,633,088	3,602,733	4,187,265	2,689,507	897,496	665,314
ING INTERNATIONAL INDEX PORTFOLIO (Funds were first received in this option during May 2008)										
Value at beginning of period	$8.08	$7.62	$6.06	$10.32						
Value at end of period	$6.97	$8.08	$7.62	$6.06						
Number of accumulation units outstanding at end of period	222,875	692,293	588,677	37,212						
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO (Fund first available during May 2005)										
Value at beginning of period	$12.31	$10.85	$8.56	$13.68	$14.20	$12.44	$12.20			
Value at end of period	$11.87	$12.31	$10.85	$8.56	$13.68	$14.20	$12.44			
Number of accumulation units outstanding at end of period	355,315	412,903	304,404	328,003	359,818	270,574	233,506			
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO (Fund first available during May 2005)										
Value at beginning of period	$12.28	$11.12	$9.22	$12.24	$12.03	$10.86	$10.16			
Value at end of period	$11.94	$12.28	$11.12	$9.22	$12.24	$12.03	$10.86			
Number of accumulation units outstanding at end of period	590,503	765,973	864,371	1,127,556	229,881	178,095	133,887			
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$29.06	$26.21	$21.46	$32.13	$31.78	$27.80	$25.63	$22.79	$18.08	$21.53
Value at end of period	$28.02	$29.06	$26.21	$21.46	$32.13	$31.78	$27.80	$25.63	$22.79	$18.08
Number of accumulation units outstanding at end of period	892,020	1,110,882	1,374,453	1,628,583	1,910,350	2,426,396	2,551,630	2,712,774	2,615,475	1,951,607
ING JAPAN TOPIX INDEX® PORTFOLIO (Funds were first received in this option during November 2009)										
Value at beginning of period	$11.04	$9.86	$9.78							
Value at end of period	$9.39	$11.04	$9.86							
Number of accumulation units outstanding at end of period	13,788	143,529	465							
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
Value at beginning of period	$24.36	$20.55	$12.15	$25.31	$18.54	$13.86	$10.43	$8.99	$6.22	$7.07
Value at end of period	$19.62	$24.36	$20.55	$12.15	$25.31	$18.54	$13.86	$10.43	$8.99	$6.22
Number of accumulation units outstanding at end of period	1,355,402	1,650,884	2,201,064	2,324,744	3,353,332	3,196,021	3,050,097	2,350,722	1,925,674	1,365,017
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$17.10	$14.11	$11.40	$17.27	$17.13					
Value at end of period	$17.16	$17.10	$14.11	$11.40	$17.27					
Number of accumulation units outstanding at end of period	246,210	286,692	161,752	141,570	26,148					

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$15.85	$12.69	$10.11	$14.65	$15.12	$13.15	$13.63	$10.37	$7.84	$10.00
Value at end of period	$15.41	$15.85	$12.69	$10.11	$14.65	$15.12	$13.15	$13.63	$10.37	$7.84
Number of accumulation units outstanding at end of period	1,125,310	1,465,971	1,196,490	1,267,700	1,611,101	1,843,557	1,822,537	2,268,707	1,251,726	209,858
ING LARGE CAP GROWTH PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$13.88	$12.33	$8.78	$12.30	$11.18	$10.74	$10.48	$9.70		
Value at end of period	$13.98	$13.88	$12.33	$8.78	$12.30	$11.18	$10.74	$10.48		
Number of accumulation units outstanding at end of period	1,126,811	595,332	487,747	66,305	46,371	80,432	44,527	67,584		
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.05									
Value at end of period	$10.05									
Number of accumulation units outstanding at end of period	698,403									
ING LIMITED MATURITY BOND PORTFOLIO										
Value at beginning of period	$22.78	$22.41	$21.22	$21.59	$20.71	$20.24	$20.20	$20.22	$19.95	$18.88
Value at end of period	$22.71	$22.78	$22.41	$21.22	$21.59	$20.71	$20.24	$20.20	$20.22	$19.95
Number of accumulation units outstanding at end of period	452,611	632,793	818,082	1,000,792	1,372,590	1,704,928	2,089,838	2,758,488	4,019,585	3,840,533
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$16.44	$16.68	$16.88	$16.72	$16.16	$15.67	$15.47	$15.55	$15.66	$15.67
Value at end of period	$16.21	$16.44	$16.68	$16.88	$16.72	$16.16	$15.67	$15.47	$15.55	$15.66
Number of accumulation units outstanding at end of period	4,121,705	4,765,149	7,031,809	12,640,768	6,145,443	5,853,638	5,927,359	6,868,172	9,522,307	10,877,063
ING MARSICO GROWTH PORTFOLIO										
Value at beginning of period	$16.76	$14.19	$11.16	$18.97	$16.86	$16.31	$15.19	$13.71	$10.48	$15.10
Value at end of period	$16.24	$16.76	$14.19	$11.16	$18.97	$16.86	$16.31	$15.19	$13.71	$10.48
Number of accumulation units outstanding at end of period	2,006,518	2,766,340	3,055,301	3,567,580	4,731,700	4,993,337	6,003,474	6,723,135	6,824,703	5,599,657
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$26.63	$24.60	$21.17	$27.67	$26.99	$24.47	$24.13	$22.03	$19.15	$20.47
Value at end of period	$26.66	$26.63	$24.60	$21.17	$27.67	$26.99	$24.47	$24.13	$22.03	$19.15
Number of accumulation units outstanding at end of period	2,059,778	2,522,511	3,182,051	3,671,981	4,561,391	5,305,680	6,154,565	7,209,493	6,645,212	4,962,123
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$16.60	$14.81	$11.32	$18.44	$14.69	$11.39	$10.05			
Value at end of period	$17.40	$16.60	$14.81	$11.32	$18.44	$14.69	$11.39			
Number of accumulation units outstanding at end of period	1,294,310	1,393,872	1,617,463	2,130,158	2,520,966	2,108,567	1,762,551			
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during April 2004)										
Value at beginning of period	$11.67	$9.11	$6.56	$10.68	$8.64	$8.15	$7.50	$7.13		
Value at end of period	$11.41	$11.67	$9.11	$6.56	$10.68	$8.64	$8.15	$7.50		
Number of accumulation units outstanding at end of period	2,735,925	3,660,850	3,762,445	4,001,366	400,352	507,772	658,676	725,386		
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
Value at beginning of period	$17.39	$15.49	$12.20	$17.32	$16.02	$13.40	$12.22	$11.00	$8.84	$10.00
Value at end of period	$18.69	$17.39	$15.49	$12.20	$17.32	$16.02	$13.40	$12.22	$11.00	$8.84
Number of accumulation units outstanding at end of period	900,513	1,120,563	1,119,057	1,204,902	1,544,219	1,777,302	1,684,842	1,290,721	885,643	255,324
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$11.96	$10.64	$8.44	$8.27						
Value at end of period	$11.26	$11.96	$10.64	$8.44						
Number of accumulation units outstanding at end of period	114,255	407,189	53,381	6,346						

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$15.25	$13.36	$9.73	$16.59	$15.83	$13.66	$12.23			
Value at end of period	$13.77	$15.25	$13.36	$9.73	$16.59	$15.83	$13.66			
Number of accumulation units outstanding at end of period	194,956	174,331	212,511	273,401	303,484	314,611	160,069			
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$15.32	$13.61	$9.24	$12.11	$11.94	$11.12	$10.82	$10.00		
Value at end of period	$15.77	$15.32	$13.61	$9.24	$12.11	$11.94	$11.12	$10.82		
Number of accumulation units outstanding at end of period	2,491,020	2,933,389	3,043,266	3,714,547	5,106,391	6,212,198	6,765,562	8,744,441		
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$18.50	$17.44	$15.46	$15.05	$14.02	$13.63	$13.50	$13.06	$12.65	
Value at end of period	$18.87	$18.50	$17.44	$15.46	$15.05	$14.02	$13.63	$13.50	$13.06	
Number of accumulation units outstanding at end of period	6,848,413	7,771,156	9,036,505	8,505,214	6,113,758	5,734,099	6,258,247	7,272,611	6,415,052	
ING PIONEER FUND PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$11.75	$10.29	$8.41	$13.08	$12.63	$10.98	$10.29			
Value at end of period	$11.06	$11.75	$10.29	$8.41	$13.08	$12.63	$10.98			
Number of accumulation units outstanding at end of period	329,597	372,241	413,573	449,248	663,930	779,945	853,112			
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.85	$10.19	$8.27	$12.54	$12.06	$10.89	$10.07			
Value at end of period	$11.09	$11.85	$10.19	$8.27	$12.54	$12.06	$10.89			
Number of accumulation units outstanding at end of period	3,350,879	4,018,330	4,815,834	5,633,125	5,201,078	5,937,537	7,322,119			
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.84	$8.31	$8.25							
Value at end of period	$9.16	$8.84	$8.31							
Number of accumulation units outstanding at end of period	2,424,076	2,284,321	1,878,967							
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.31	$9.37	$9.22							
Value at end of period	$10.04	$10.31	$9.37							
Number of accumulation units outstanding at end of period	10,424,293	11,613,550	12,837,062							
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.54	$9.63	$9.49							
Value at end of period	$10.39	$10.54	$9.63							
Number of accumulation units outstanding at end of period	7,416,905	8,432,784	9,436,744							
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.64	$9.86	$9.75							
Value at end of period	$10.71	$10.64	$9.86							
Number of accumulation units outstanding at end of period	5,638,396	5,981,284	6,824,537							
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$14.06	$12.68	$10.27							
Value at end of period	$14.40	$14.06	$12.68							
Number of accumulation units outstanding at end of period	1,193,971	1,210,244	1,395,258							

Condensed Financial Information (continued)

ING RUSSELL™ LARGE CAP INDEX PORTFOLIO
(Funds were first received in this option during April 2008)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$9.01	$8.16	$6.71	$10.13						
Value at end of period	$9.07	$9.01	$8.16	$6.71						
Number of accumulation units outstanding at end of period	2,812,730	4,030,871	5,261,284	243,155						

ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO
(Funds were first received in this option during May 2009)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$13.70	$12.51	$10.35							
Value at end of period	$13.58	$13.70	$12.51							
Number of accumulation units outstanding at end of period	166,253	175,163	61,958							

ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO
(Funds were first received in this option during May 2009)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$16.11	$12.99	$10.40							
Value at end of period	$15.53	$16.11	$12.99							
Number of accumulation units outstanding at end of period	887,614	1,117,706	1,349,863							

ING RUSSELL™ MID CAP INDEX PORTFOLIO
(Funds were first received in this option during May 2008)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$10.39	$8.44	$6.13	$10.33						
Value at end of period	$10.02	$10.39	$8.44	$6.13						
Number of accumulation units outstanding at end of period	441,768	667,996	567,439	121,499						

ING RUSSELL™ SMALL CAP INDEX PORTFOLIO
(Funds were first received in this option during April 2008)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$10.78	$8.68	$6.97	$10.06						
Value at end of period	$10.18	$10.78	$8.68	$6.97						
Number of accumulation units outstanding at end of period	832,166	1,415,119	1,266,182	1,152,601						

ING SMALLCAP OPPORTUNITIES PORTFOLIO

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$9.48	$7.28	$5.65	$8.77	$8.10	$7.32	$6.82	$6.30	$4.62	$8.33
Value at end of period	$9.39	$9.48	$7.28	$5.65	$8.77	$8.10	$7.32	$6.82	$6.30	$4.62
Number of accumulation units outstanding at end of period	806,024	964,109	1,126,157	1,241,548	1,710,022	2,086,323	2,459,626	2,646,721	2,408,687	1,042,746

ING SMALL COMPANY PORTFOLIO
(Funds were first received in this option during April 2008)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$10.95	$8.96	$7.15	$10.08						
Value at end of period	$10.50	$10.95	$8.96	$7.15						
Number of accumulation units outstanding at end of period	301,151	435,427	436,482	366,888						

ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$51.16	$45.52	$34.67	$48.53	$47.17	$41.75	$39.32	$34.21	$27.72	$27.99
Value at end of period	$51.87	$51.16	$45.52	$34.67	$48.53	$47.17	$41.75	$39.32	$34.21	$27.72
Number of accumulation units outstanding at end of period	2,647,508	3,275,890	3,886,619	4,433,309	5,403,692	6,132,011	6,790,538	7,138,949	5,743,181	4,380,117

ING T. ROWE PRICE EQUITY INCOME PORTFOLIO

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$30.58	$27.00	$21.92	$34.59	$34.06	$29.01	$28.33	$25.02	$20.28	$23.71
Value at end of period	$29.87	$30.58	$27.00	$21.92	$34.59	$34.06	$29.01	$28.33	$25.02	$20.28
Number of accumulation units outstanding at end of period	1,894,792	2,201,856	2,517,735	2,795,600	3,219,736	3,716,231	4,138,394	4,592,038	3,297,900	2,137,260

ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO
(Funds were first received in this option during April 2007)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$9.33	$8.12	$5.78	$10.17	$9.93					
Value at end of period	$9.07	$9.33	$8.12	$5.78	$10.17					
Number of accumulation units outstanding at end of period	460,502	470,209	703,913	141,482	282,096					

ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO
(Fund first available during May 2005)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$13.64	$12.16	$8.97	$18.03	$15.17	$12.41	$10.02			
Value at end of period	$11.78	$13.64	$12.16	$8.97	$18.03	$15.17	$12.41			
Number of accumulation units outstanding at end of period	772,576	908,034	1,045,341	1,284,421	1,712,461	1,397,026	1,396,185			

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.33	$9.65	$7.43	$12.70	$11.18	$10.09				
Value at end of period	$8.94	$10.33	$9.65	$7.43	$12.70	$11.18				
Number of accumulation units outstanding at end of period	719,050	1,151,323	1,511,460	1,045,633	545,889	84,091				
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
Value at beginning of period	$21.77	$20.50	$15.73	$26.45	$26.21	$21.81	$20.14	$18.42	$13.71	$17.43
Value at end of period	$20.23	$21.77	$20.50	$15.73	$26.45	$26.21	$21.81	$20.14	$18.42	$13.71
Number of accumulation units outstanding at end of period	996,405	1,229,607	1,427,683	1,551,009	1,916,797	2,353,566	2,442,312	2,907,288	2,876,283	2,246,287
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.07	$10.61	$10.20	$9.95						
Value at end of period	$11.67	$11.07	$10.61	$10.20						
Number of accumulation units outstanding at end of period	1,615,557	1,016,026	1,320,634	1,644,114						
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.48	$10.31	$7.95	$13.44	$13.52	$12.00	$11.17			
Value at end of period	$11.01	$11.48	$10.31	$7.95	$13.44	$13.52	$12.00			
Number of accumulation units outstanding at end of period	12,910	14,229	20,893	34,548	70,471	190,561	55,883			
ING WISDOM TREE^{SM} GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$8.12	$7.78	$6.08	$9.95						
Value at end of period	$7.69	$8.12	$7.78	$6.08						
Number of accumulation units outstanding at end of period	261,667	333,061	577,217	252,302						
INVESCO V.I. LEISURE FUND										
Value at beginning of period	$12.33	$10.26	$7.84	$13.97	$14.30	$11.64	$11.95	$10.70	$8.44	$10.00
Value at end of period	$11.68	$12.33	$10.26	$7.84	$13.97	$14.30	$11.64	$11.95	$10.70	$8.44
Number of accumulation units outstanding at end of period	172,471	214,498	250,590	301,706	480,633	563,376	711,517	840,926	567,796	132,019
PROFUND VP BULL										
Value at beginning of period	$8.55	$7.70	$6.29	$10.23	$10.03	$8.95	$8.84	$8.25	$6.66	$8.89
Value at end of period	$8.42	$8.55	$7.70	$6.29	$10.23	$10.03	$8.95	$8.84	$8.25	$6.66
Number of accumulation units outstanding at end of period	229,572	349,659	384,448	417,520	572,332	1,738,324	2,472,451	3,671,891	3,673,934	1,271,888
PROFUND VP EUROPE 30										
Value at beginning of period	$9.44	$9.33	$7.16	$12.97	$11.49	$9.92	$9.31	$8.27	$6.05	$8.26
Value at end of period	$8.48	$9.44	$9.33	$7.16	$12.97	$11.49	$9.92	$9.31	$8.27	$6.05
Number of accumulation units outstanding at end of period	95,230	115,157	137,957	176,707	253,884	342,749	603,121	795,586	786,491	1,365,500
PROFUND VP RISING RATES OPPORTUNITY										
(Fund first available during October 2003)										
Value at beginning of period	$4.99	$6.03	$4.63	$7.57	$8.10	$7.46	$8.22	$9.36	$10.00	
Value at end of period	$3.07	$4.99	$6.03	$4.63	$7.57	$8.10	$7.46	$8.22	$9.36	
Number of accumulation units outstanding at end of period	142,733	153,552	178,986	238,350	365,721	540,756	766,103	1,079,664	214,510	

Separate Account Annual Charges of 1.55%

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.27	$9.50	$7.98	$10.09						
Value at end of period	$9.74	$10.27	$9.50	$7.98						
Number of accumulation units outstanding at end of period	6,268,257	6,150,538	5,374,596	3,029,923						

CFI 32

DVA Plus

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during November 2003)										
Value at beginning of period	$21.18	$17.01	$13.82	$19.54	$20.37	$17.34	$16.70	$13.84	$10.00	
Value at end of period	$19.57	$21.18	$17.01	$13.82	$19.54	$20.37	$17.34	$16.70	$13.84	
Number of accumulation units outstanding at end of period	339,946	390,405	436,197	489,524	636,374	809,299	870,781	243,006	82,669	
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.12	$11.40	$8.55	$15.15	$13.12	$11.96	$10.22			
Value at end of period	$12.56	$13.12	$11.40	$8.55	$15.15	$13.12	$11.96			
Number of accumulation units outstanding at end of period	4,181,517	4,711,109	5,391,515	5,979,391	4,711,467	3,116,548	1,060,074			
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$10.92	$9.65	$7.55	$13.41	$13.45	$11.39	$10.96	$10.01	$7.82	$9.58
Value at end of period	$10.82	$10.92	$9.65	$7.55	$13.41	$13.45	$11.39	$10.96	$10.01	$7.82
Number of accumulation units outstanding at end of period	724,711	805,806	908,524	1,074,633	1,402,319	1,224,823	855,634	629,373	591,447	185,665
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.62	$8.72	$7.18	$9.94						
Value at end of period	$9.55	$9.62	$8.72	$7.18						
Number of accumulation units outstanding at end of period	1,943,499	1,965,775	1,982,773	1,209,036						
ING AMERICAN FUNDS BOND PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$10.19	$9.76	$8.84	$10.00						
Value at end of period	$10.60	$10.19	$9.76	$8.84						
Number of accumulation units outstanding at end of period	2,887,043	3,023,319	3,000,414	1,811,922						
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.01									
Value at end of period	$9.31									
Number of accumulation units outstanding at end of period	72,673									
ING AMERICAN FUNDS GROWTH PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$13.96	$12.01	$8.80	$16.04	$14.58	$13.50	$11.86	$10.77	$10.00	
Value at end of period	$13.09	$13.96	$12.01	$8.80	$16.04	$14.58	$13.50	$11.86	$10.77	
Number of accumulation units outstanding at end of period	10,568,142	11,927,678	12,826,807	12,347,552	10,804,069	8,158,531	4,655,665	1,165,893	388,436	
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$10.11									
Value at end of period	$8.80									
Number of accumulation units outstanding at end of period	44,367									
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$18.44	$17.56	$12.53	$22.12	$18.82	$16.15	$13.56	$11.61	$10.00	
Value at end of period	$15.54	$18.44	$17.56	$12.53	$22.12	$18.82	$16.15	$13.56	$11.61	
Number of accumulation units outstanding at end of period	4,631,701	5,524,450	6,070,334	5,544,295	5,196,962	3,644,174	1,989,030	520,072	137,440	
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$13.36	$12.04	$9.08	$9.99						
Value at end of period	$12.38	$13.36	$12.04	$9.08						
Number of accumulation units outstanding at end of period	1,033,158	537,593	494,295	84,690						

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
ING ARTIO FOREIGN PORTFOLIO										
Value at beginning of period	$10.00	$8.22	$10.61	$12.32	$13.99	$17.80	$20.41	$11.32	$13.40	$14.10
Value at end of period	$8.22	$10.61	$12.32	$13.99	$17.80	$20.41	$11.32	$13.40	$14.10	$10.85
Number of accumulation units outstanding at end of period	33,208	0	175,207	991,309	1,962,262	3,080,974	3,067,708	3,049,773	2,633,522	2,384,131
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Fund first available during April 2005)										
Value at beginning of period				$9.89	$10.99	$12.47	$13.03	$7.54	$10.03	$12.49
Value at end of period				$10.99	$12.47	$13.03	$7.54	$10.03	$12.49	$12.57
Number of accumulation units outstanding at end of period				352,010	951,908	1,741,644	2,106,592	2,345,939	2,432,509	2,421,462
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period			$9.95	$9.90	$10.76	$12.06	$12.89	$9.05	$10.70	$11.27
Value at end of period			$9.90	$10.76	$12.06	$12.89	$9.05	$10.70	$11.27	$11.62
Number of accumulation units outstanding at end of period			38,044	431,426	715,471	996,338	1,357,625	1,392,824	1,283,559	1,241,429
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period								$9.89	$10.57	$10.98
Value at end of period								$10.57	$10.98	$12.11
Number of accumulation units outstanding at end of period								851,377	1,170,759	2,955,636
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
Value at beginning of period	$10.00	$7.97	$9.96	$10.89	$11.83	$12.48	$13.11	$7.86	$10.08	$11.26
Value at end of period	$7.97	$9.96	$10.89	$11.83	$12.48	$13.11	$7.86	$10.08	$11.26	$10.91
Number of accumulation units outstanding at end of period	18,057	30,926	31,998	331,262	312,728	434,531	607,182	619,758	705,924	1,073,438
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period							$9.99	$6.50	$9.76	$11.35
Value at end of period							$6.50	$9.76	$11.35	$9.99
Number of accumulation units outstanding at end of period							957,501	2,021,361	1,967,266	1,552,693
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period					$11.04	$13.61	$12.42	$7.18	$9.43	$10.77
Value at end of period					$13.61	$12.42	$7.18	$9.43	$10.77	$10.05
Number of accumulation units outstanding at end of period					489,074	1,111,928	1,357,650	1,244,389	1,095,177	969,147
ING CLARION REAL ESTATE PORTFOLIO										
Value at beginning of period	$27.85	$27.47	$37.25	$50.53	$58.10	$78.73	$63.75	$38.59	$51.63	$65.05
Value at end of period	$27.47	$37.25	$50.53	$58.10	$78.73	$63.75	$38.59	$51.63	$65.05	$70.13
Number of accumulation units outstanding at end of period	784,788	740,624	653,475	829,769	989,835	780,245	581,354	497,924	424,192	360,742
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period					$10.05	$10.04	$10.18	$6.61	$8.11	$10.01
Value at end of period					$10.04	$10.18	$6.61	$8.11	$10.01	$9.59
Number of accumulation units outstanding at end of period					454,471	1,084,038	1,531,120	1,318,915	1,117,333	991,485
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during December 2005)										
Value at beginning of period				$9.96	$9.91	$11.11	$11.39	$6.82	$8.83	$9.74
Value at end of period				$9.91	$11.11	$11.39	$6.82	$8.83	$9.74	$9.14
Number of accumulation units outstanding at end of period				1,991	633,408	1,263,874	2,268,505	2,116,674	2,217,712	1,898,291
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period						$10.00	$10.40	$5.83	$6.99	$8.59
Value at end of period						$10.40	$5.83	$6.99	$8.59	$7.68
Number of accumulation units outstanding at end of period						624,411	1,436,110	1,290,282	2,116,682	1,171,178

CFI 34

DVA Plus

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.77	$9.81	$9.71							
Value at end of period	$7.15	$8.77	$9.81							
Number of accumulation units outstanding at end of period	38,211	17,995	1,961							
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO										
Value at beginning of period	$17.16	$13.58	$9.91	$16.54	$14.67	$13.32	$11.57	$9.47	$7.21	$9.08
Value at end of period	$15.04	$17.16	$13.58	$9.91	$16.54	$14.67	$13.32	$11.57	$9.47	$7.21
Number of accumulation units outstanding at end of period	3,466,026	4,529,413	4,575,462	5,010,769	5,667,698	3,014,114	2,687,106	580,268	492,657	504,098
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$11.11	$9.98	$7.68	$11.03	$10.91	$10.00				
Value at end of period	$11.21	$11.11	$9.98	$7.68	$11.03	$10.91				
Number of accumulation units outstanding at end of period	2,799,708	2,754,551	2,779,793	2,309,772	2,111,386	798,913				
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$9.95	$9.06	$7.27	$11.87	$12.42					
Value at end of period	$9.72	$9.95	$9.06	$7.27	$11.87					
Number of accumulation units outstanding at end of period	1,265,714	1,342,009	1,357,139	1,499,276	1,229,968					
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$8.50	$7.79	$6.08	$9.60	$10.00					
Value at end of period	$8.26	$8.50	$7.79	$6.08	$9.60					
Number of accumulation units outstanding at end of period	5,275,014	5,865,447	6,423,292	6,748,633	3,664,178					
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$11.00	$10.26	$10.08							
Value at end of period	$10.38	$11.00	$10.26							
Number of accumulation units outstanding at end of period	16,012	16,699	5,356							
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.96									
Value at end of period	$8.85									
Number of accumulation units outstanding at end of period	673,859									
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
Value at beginning of period	$43.27	$36.13	$26.69	$45.95	$35.02	$29.30	$21.61	$20.62	$13.76	$13.87
Value at end of period	$38.70	$43.27	$36.13	$26.69	$45.95	$35.02	$29.30	$21.61	$20.62	$13.76
Number of accumulation units outstanding at end of period	1,218,903	1,430,152	1,758,130	1,764,773	1,716,584	1,344,496	930,199	538,575	549,898	561,650
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.99									
Value at end of period	$9.55									
Number of accumulation units outstanding at end of period	8,647,939									
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$8.74	$7.80	$6.09	$9.95	$9.83					
Value at end of period	$8.56	$8.74	$7.80	$6.09	$9.95					
Number of accumulation units outstanding at end of period	4,432,990	2,208,411	2,466,114	1,706,786	8,086					
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.71	$12.95	$9.99							
Value at end of period	$11.01	$13.71	$12.95							
Number of accumulation units outstanding at end of period	340,434	384,994	241,620							

CFI 35

DVA Plus

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING INDEX PLUS LARGECAP PORTFOLIO										
(Fund first available during August 2003)										
Value at beginning of period	$9.74	$8.71	$7.19	$11.66	$11.31	$10.05	$9.71	$8.94	$10.00	
Value at end of period	$9.56	$9.74	$8.71	$7.19	$11.66	$11.31	$10.05	$9.71	$8.94	
Number of accumulation units outstanding at end of period	604,682	647,790	705,055	923,149	1,049,107	827,701	506,320	199,344	65,973	
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$12.98	$10.85	$8.38	$13.67	$13.19	$12.28	$11.25	$10.09		
Value at end of period	$12.61	$12.98	$10.85	$8.38	$13.67	$13.19	$12.28	$11.25		
Number of accumulation units outstanding at end of period	638,560	702,179	793,765	978,688	1,082,008	1,002,636	617,687	66,748		
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$12.29	$10.19	$8.31	$12.73	$13.83	$12.38	$11.71	$10.06		
Value at end of period	$11.98	$12.29	$10.19	$8.31	$12.73	$13.83	$12.38	$11.71		
Number of accumulation units outstanding at end of period	476,731	519,025	583,023	725,123	842,859	784,269	430,599	53,654		
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$13.08	$12.13	$11.08	$12.32	$11.84	$11.58	$11.43	$11.10	$10.63	$10.00
Value at end of period	$13.82	$13.08	$12.13	$11.08	$12.32	$11.84	$11.58	$11.43	$11.10	$10.63
Number of accumulation units outstanding at end of period	6,827,350	7,515,594	7,582,620	7,875,077	7,466,953	4,026,439	1,037,954	433,079	314,718	290,354
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$8.06	$7.60	$6.06	$10.30						
Value at end of period	$6.94	$8.06	$7.60	$6.06						
Number of accumulation units outstanding at end of period	313,062	667,677	780,457	94,606						
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.20	$10.76	$8.50	$13.60	$14.14	$12.39	$11.96			
Value at end of period	$11.76	$12.20	$10.76	$8.50	$13.60	$14.14	$12.39			
Number of accumulation units outstanding at end of period	847,673	839,486	896,353	881,846	629,662	423,505	225,904			
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.21	$11.07	$9.19	$12.21	$12.01	$10.85	$10.16			
Value at end of period	$11.86	$12.21	$11.07	$9.19	$12.21	$12.01	$10.85			
Number of accumulation units outstanding at end of period	795,736	858,504	916,529	999,855	423,607	250,190	199,397			
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$28.60	$25.82	$21.16	$31.72	$31.40	$27.50	$25.38	$22.59	$17.94	$21.38
Value at end of period	$27.55	$28.60	$25.82	$21.16	$31.72	$31.40	$27.50	$25.38	$22.59	$17.94
Number of accumulation units outstanding at end of period	1,976,047	2,293,500	2,632,002	3,137,304	3,733,208	4,414,173	4,924,061	5,419,465	6,186,431	6,933,409
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.03	$9.86	$9.88							
Value at end of period	$9.37	$11.03	$9.86							
Number of accumulation units outstanding at end of period	281,365	37,653	1,762							
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
Value at beginning of period	$24.04	$20.30	$12.02	$25.05	$18.38	$13.75	$10.36	$8.93	$6.19	$7.04
Value at end of period	$19.35	$24.04	$20.30	$12.02	$25.05	$18.38	$13.75	$10.36	$8.93	$6.19
Number of accumulation units outstanding at end of period	2,514,898	2,700,954	3,369,046	3,336,198	3,247,569	2,464,481	1,806,293	1,216,614	1,347,745	1,372,716
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.34	$8.54	$6.90	$10.19						
Value at end of period	$10.36	$10.34	$8.54	$6.90						
Number of accumulation units outstanding at end of period	628,779	635,346	334,741	519,822						

CFI 36

DVA Plus

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$15.71	$12.59	$10.04	$14.56	$15.05	$13.11	$13.63	$10.36	$7.84	$10.00
Value at end of period	$15.26	$15.71	$12.59	$10.04	$14.56	$15.05	$13.11	$13.63	$10.36	$7.84
Number of accumulation units outstanding at end of period	1,344,449	1,345,723	674,535	685,118	903,332	732,570	472,909	233,264	99,605	31,084
ING LARGE CAP GROWTH PORTFOLIO										
(Fund first available during June 2004)										
Value at beginning of period	$13.78	$12.25	$8.74	$12.25	$11.15	$10.72	$10.48	$10.00		
Value at end of period	$13.88	$13.78	$12.25	$8.74	$12.25	$11.15	$10.72	$10.48		
Number of accumulation units outstanding at end of period	993,020	710,705	734,625	52,587	23,973	34,174	18,300	1,868		
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.05									
Value at end of period	$10.04									
Number of accumulation units outstanding at end of period	302,100									
ING LIMITED MATURITY BOND PORTFOLIO										
Value at beginning of period	$22.35	$22.01	$20.86	$21.24	$20.40	$19.96	$19.94	$19.98	$19.73	$18.69
Value at end of period	$22.26	$22.35	$22.01	$20.86	$21.24	$20.40	$19.96	$19.94	$19.98	$19.73
Number of accumulation units outstanding at end of period	308,130	364,324	451,036	563,814	729,940	949,165	1,251,815	1,693,679	2,413,916	3,063,485
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$16.16	$16.41	$16.61	$16.47	$15.94	$15.47	$15.29	$15.39	$15.51	$15.54
Value at end of period	$15.91	$16.16	$16.41	$16.61	$16.47	$15.94	$15.47	$15.29	$15.39	$15.51
Number of accumulation units outstanding at end of period	6,569,786	5,366,980	6,925,003	11,654,931	5,008,409	3,712,286	3,236,339	2,859,998	3,967,468	5,577,966
ING MARSICO GROWTH PORTFOLIO										
Value at beginning of period	$16.51	$13.99	$11.02	$18.75	$16.68	$16.15	$15.06	$13.60	$10.41	$15.01
Value at end of period	$15.98	$16.51	$13.99	$11.02	$18.75	$16.68	$16.15	$15.06	$13.60	$10.41
Number of accumulation units outstanding at end of period	2,348,766	2,779,073	3,110,065	3,538,269	4,085,294	4,590,397	5,390,136	6,191,793	7,363,429	8,151,064
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$26.20	$24.22	$20.87	$27.30	$26.66	$24.19	$23.88	$21.83	$18.99	$20.33
Value at end of period	$26.20	$26.20	$24.22	$20.87	$27.30	$26.66	$24.19	$23.88	$21.83	$18.99
Number of accumulation units outstanding at end of period	2,081,280	2,350,087	2,710,246	3,028,687	3,465,477	4,108,202	4,628,389	4,961,026	5,459,084	5,740,870
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$16.50	$14.74	$11.28	$18.39	$14.66	$11.38	$10.07			
Value at end of period	$17.28	$16.50	$14.74	$11.28	$18.39	$14.66	$11.38			
Number of accumulation units outstanding at end of period	2,669,155	2,876,422	3,087,314	3,363,382	2,981,525	1,324,190	704,604			
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during April 2004)										
Value at beginning of period	$11.56	$9.03	$6.51	$10.61	$8.59	$8.11	$7.47	$7.11		
Value at end of period	$11.29	$11.56	$9.03	$6.51	$10.61	$8.59	$8.11	$7.47		
Number of accumulation units outstanding at end of period	2,718,315	2,982,870	3,271,761	3,224,478	36,544	48,053	74,612	72,972		
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
Value at beginning of period	$17.24	$15.37	$12.11	$17.23	$15.95	$13.35	$12.18	$10.98	$8.84	$10.00
Value at end of period	$18.51	$17.24	$15.37	$12.11	$17.23	$15.95	$13.35	$12.18	$10.98	$8.84
Number of accumulation units outstanding at end of period	1,167,129	1,415,808	1,168,866	1,078,572	1,244,867	1,070,037	790,792	244,553	189,266	135,600
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$11.93	$10.63	$8.44	$10.97						
Value at end of period	$11.23	$11.93	$10.63	$8.44						
Number of accumulation units outstanding at end of period	227,534	417,023	152,220	24,362						

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$13.28	$11.65	$8.49	$14.49	$13.84	$11.95	$10.12			
Value at end of period	$11.98	$13.28	$11.65	$8.49	$14.49	$13.84	$11.95			
Number of accumulation units outstanding at end of period	663,516	662,061	726,173	832,152	782,650	489,270	130,405			
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$15.22	$13.53	$9.20	$12.06	$11.91	$11.10	$10.81	$10.00		
Value at end of period	$15.64	$15.22	$13.53	$9.20	$12.06	$11.91	$11.10	$10.81		
Number of accumulation units outstanding at end of period	2,042,969	2,059,551	1,781,395	2,182,503	2,929,725	3,362,115	3,361,552	3,547,230		
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$18.20	$17.17	$15.24	$14.85	$13.84	$13.48	$13.36	$12.94	$12.55	
Value at end of period	$18.54	$18.20	$17.17	$15.24	$14.85	$13.84	$13.48	$13.36	$12.94	
Number of accumulation units outstanding at end of period	10,751,968	11,610,811	12,123,138	10,313,407	4,362,458	2,577,101	2,293,825	1,773,851	1,936,849	
ING PIONEER FUND PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$11.69	$10.24	$8.38	$13.04	$12.61	$10.97	$10.17			
Value at end of period	$10.98	$11.69	$10.24	$8.38	$13.04	$12.61	$10.97			
Number of accumulation units outstanding at end of period	228,589	188,808	176,349	209,565	251,408	305,987	193,802			
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.78	$10.15	$8.24	$12.51	$12.04	$10.89	$10.07			
Value at end of period	$11.02	$11.78	$10.15	$8.24	$12.51	$12.04	$10.89			
Number of accumulation units outstanding at end of period	2,997,266	3,335,676	3,645,387	4,116,452	2,419,106	2,190,403	2,022,539			
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.83	$8.31	$8.25							
Value at end of period	$9.14	$8.83	$8.31							
Number of accumulation units outstanding at end of period	4,199,403	3,445,032	2,936,003							
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.30	$9.37	$9.22							
Value at end of period	$10.01	$10.30	$9.37							
Number of accumulation units outstanding at end of period	37,773,447	40,492,715	44,077,032							
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.52	$9.63	$9.49							
Value at end of period	$10.37	$10.52	$9.63							
Number of accumulation units outstanding at end of period	21,149,319	22,990,155	25,122,621							
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.63	$9.86	$9.75							
Value at end of period	$10.69	$10.63	$9.86							
Number of accumulation units outstanding at end of period	12,059,152	12,371,740	13,291,121							
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$14.04	$12.68	$10.20							
Value at end of period	$14.36	$14.04	$12.68							
Number of accumulation units outstanding at end of period	302,868	253,938	271,573							

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$8.99	$8.15	$6.70	$10.09						
Value at end of period	$9.04	$8.99	$8.15	$6.70						
Number of accumulation units outstanding at end of period	4,354,219	5,375,801	5,953,643	348,627						
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.67	$12.50	$10.59							
Value at end of period	$13.54	$13.67	$12.50							
Number of accumulation units outstanding at end of period	223,897	170,983	59,990							
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$16.08	$12.98	$10.40							
Value at end of period	$15.49	$16.08	$12.98							
Number of accumulation units outstanding at end of period	1,615,359	1,976,186	2,056,517							
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.36	$8.42	$6.12	$10.48						
Value at end of period	$9.99	$10.36	$8.42	$6.12						
Number of accumulation units outstanding at end of period	750,481	1,182,184	826,408	299,431						
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.75	$8.66	$6.96	$10.02						
Value at end of period	$10.14	$10.75	$8.66	$6.96						
Number of accumulation units outstanding at end of period	895,974	1,667,335	949,289	830,338						
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$9.39	$7.22	$5.61	$8.71	$8.06	$7.28	$6.80	$6.28	$4.61	$8.32
Value at end of period	$9.29	$9.39	$7.22	$5.61	$8.71	$8.06	$7.28	$6.80	$6.28	$4.61
Number of accumulation units outstanding at end of period	169,269	196,789	217,723	243,159	313,722	514,893	434,882	208,033	269,277	139,362
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.92	$8.95	$7.14	$10.05						
Value at end of period	$10.46	$10.92	$8.95	$7.14						
Number of accumulation units outstanding at end of period	527,871	579,000	634,300	469,428						
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
Value at beginning of period	$50.10	$44.63	$34.02	$47.67	$46.39	$41.10	$38.74	$33.75	$27.37	$27.67
Value at end of period	$50.75	$50.10	$44.63	$34.02	$47.67	$46.39	$41.10	$38.74	$33.75	$27.37
Number of accumulation units outstanding at end of period	3,524,504	3,920,389	4,481,696	4,590,193	4,752,060	4,508,693	4,202,039	3,381,218	3,717,807	4,093,955
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$29.95	$26.47	$21.51	$33.98	$33.49	$28.56	$27.91	$24.68	$20.03	$23.43
Value at end of period	$29.23	$29.95	$26.47	$21.51	$33.98	$33.49	$28.56	$27.91	$24.68	$20.03
Number of accumulation units outstanding at end of period	1,582,040	1,584,809	1,703,061	1,752,665	1,738,081	1,914,995	2,000,178	1,981,687	2,135,369	2,226,228
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.29	$8.10	$5.77	$10.16	$10.10					
Value at end of period	$9.03	$9.29	$8.10	$5.77	$10.16					
Number of accumulation units outstanding at end of period	872,881	812,616	1,055,201	342,675	209,945					
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.56	$12.11	$8.94	$17.98	$15.15	$12.40	$10.13			
Value at end of period	$11.70	$13.56	$12.11	$8.94	$17.98	$15.15	$12.40			
Number of accumulation units outstanding at end of period	735,904	806,375	989,793	1,266,966	1,062,067	530,650	229,089			

CFI 39

DVA Plus

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.28	$9.62	$7.41	$12.67	$11.17	$10.17				
Value at end of period	$8.89	$10.28	$9.62	$7.41	$12.67	$11.17				
Number of accumulation units outstanding at end of period	1,453,310	2,184,953	2,166,834	1,589,643	766,752	180,655				
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
Value at beginning of period	$21.41	$20.18	$15.49	$26.09	$25.88	$21.56	$19.92	$18.24	$13.59	$17.30
Value at end of period	$19.87	$21.41	$20.18	$15.49	$26.09	$25.88	$21.56	$19.92	$18.24	$13.59
Number of accumulation units outstanding at end of period	1,060,965	1,248,029	1,571,331	1,563,733	1,776,667	1,869,899	1,894,005	2,144,240	2,499,768	2,796,359
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.04	$10.59	$10.19	$10.01						
Value at end of period	$11.62	$11.04	$10.59	$10.19						
Number of accumulation units outstanding at end of period	2,150,527	1,334,264	1,500,270	934,344						
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.64	$9.56	$7.38	$12.50	$12.58	$11.17	$10.20			
Value at end of period	$10.19	$10.64	$9.56	$7.38	$12.50	$12.58	$11.17			
Number of accumulation units outstanding at end of period	40,301	60,021	62,605	71,305	89,247	106,412	56,006			
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$8.09	$7.76	$6.07	$9.95						
Value at end of period	$7.66	$8.09	$7.76	$6.07						
Number of accumulation units outstanding at end of period	1,363,797	1,538,407	1,771,924	1,417,425						
INVESCO V.I. LEISURE FUND										
Value at beginning of period	$12.22	$10.18	$7.79	$13.89	$14.23	$11.60	$11.92	$10.68	$8.43	$10.00
Value at end of period	$11.57	$12.22	$10.18	$7.79	$13.89	$14.23	$11.60	$11.92	$10.68	$8.43
Number of accumulation units outstanding at end of period	40,755	51,309	54,186	64,491	144,169	159,554	160,751	78,941	57,779	28,020
PROFUND VP BULL										
Value at beginning of period	$8.46	$7.64	$6.24	$10.17	$9.97	$8.91	$8.81	$8.22	$6.65	$8.89
Value at end of period	$8.33	$8.46	$7.64	$6.24	$10.17	$9.97	$8.91	$8.81	$8.22	$6.65
Number of accumulation units outstanding at end of period	33,539	45,340	51,804	55,097	67,929	109,056	372,891	394,140	354,864	194,394
PROFUND VP EUROPE 30										
Value at beginning of period	$9.35	$9.25	$7.10	$12.89	$11.42	$9.87	$9.28	$8.24	$6.04	$8.26
Value at end of period	$8.39	$9.35	$9.25	$7.10	$12.89	$11.42	$9.87	$9.28	$8.24	$6.04
Number of accumulation units outstanding at end of period	21,957	24,560	34,981	40,965	59,527	71,195	126,063	148,329	147,115	156,756
PROFUND VP RISING RATES OPPORTUNITY										
(Fund first available during October 2003)										
Value at beginning of period	$4.95	$5.99	$4.60	$7.54	$8.08	$7.45	$8.21	$9.36	$10.00	
Value at end of period	$3.05	$4.95	$5.99	$4.60	$7.54	$8.08	$7.45	$8.21	$9.36	
Number of accumulation units outstanding at end of period	170,453	189,111	208,414	230,571	321,472	361,555	351,390	175,899	137,981	

Separate Account Annual Charges of 1.60%

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.26	$9.50	$7.98	$10.13						
Value at end of period	$9.73	$10.26	$9.50	$7.98						
Number of accumulation units outstanding at end of period	419,831	347,523	326,433	99,301						

CFI 40

DVA Plus

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during November 2003)										
Value at beginning of period	$21.09	$16.95	$13.78	$19.49	$20.34	$17.31	$16.68	$13.83	$10.00	
Value at end of period	$19.48	$21.09	$16.95	$13.78	$19.49	$20.34	$17.31	$16.68	$13.83	
Number of accumulation units outstanding at end of period	24,589	29,597	41,700	51,904	73,912	116,266	158,295	99,516	21,739	
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$15.49	$13.46	$10.10	$17.91	$15.52	$14.15	$12.33			
Value at end of period	$14.82	$15.49	$13.46	$10.10	$17.91	$15.52	$14.15			
Number of accumulation units outstanding at end of period	587,695	606,697	719,226	837,578	893,193	826,650	581,826			
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$10.87	$9.61	$7.52	$13.36	$13.41	$11.36	$10.94	$9.99	$7.81	$9.58
Value at end of period	$10.77	$10.87	$9.61	$7.52	$13.36	$13.41	$11.36	$10.94	$9.99	$7.81
Number of accumulation units outstanding at end of period	281,384	246,376	297,250	324,939	464,702	488,848	402,954	336,555	175,077	70,102
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$9.60	$8.72	$7.18	$10.26						
Value at end of period	$9.53	$9.60	$8.72	$7.18						
Number of accumulation units outstanding at end of period	90,589	80,742	50,079	6,019						
ING AMERICAN FUNDS BOND PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$10.17	$9.75	$8.83	$10.00						
Value at end of period	$10.58	$10.17	$9.75	$8.83						
Number of accumulation units outstanding at end of period	209,126	233,093	248,930	150,716						
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$10.34									
Value at end of period	$9.31									
Number of accumulation units outstanding at end of period	535									
ING AMERICAN FUNDS GROWTH PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$13.91	$11.97	$8.77	$16.00	$14.55	$13.49	$11.85	$10.76	$10.00	
Value at end of period	$13.03	$13.91	$11.97	$8.77	$16.00	$14.55	$13.49	$11.85	$10.76	
Number of accumulation units outstanding at end of period	1,866,470	2,013,938	2,203,136	2,427,888	2,548,977	2,374,202	1,793,081	889,397	141,174	
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$9.54									
Value at end of period	$8.80									
Number of accumulation units outstanding at end of period	3,189									
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$18.37	$17.50	$12.49	$22.07	$18.78	$16.13	$13.55	$11.61	$10.00	
Value at end of period	$15.48	$18.37	$17.50	$12.49	$22.07	$18.78	$16.13	$13.55	$11.61	
Number of accumulation units outstanding at end of period	876,221	957,186	1,079,770	1,186,781	1,344,484	1,164,544	781,242	358,029	74,169	
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$13.34	$12.03	$9.08	$7.79						
Value at end of period	$12.36	$13.34	$12.03	$9.08						
Number of accumulation units outstanding at end of period	52,721	45,414	13,525	433						

DVA Plus

CFI 41

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING ARTIO FOREIGN PORTFOLIO										
Value at beginning of period	$14.04	$13.35	$11.28	$20.35	$17.75	$13.97	$12.30	$10.60	$8.21	$10.00
Value at end of period	$10.80	$14.04	$13.35	$11.28	$20.35	$17.75	$13.97	$12.30	$10.60	$8.21
Number of accumulation units outstanding at end of period	348,199	412,652	531,285	433,624	476,482	423,971	307,303	135,743	26,857	4,278
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.46	$10.01	$7.52	$13.01	$12.46	$10.99	$9.97			
Value at end of period	$12.53	$12.46	$10.01	$7.52	$13.01	$12.46	$10.99			
Number of accumulation units outstanding at end of period	223,538	229,055	259,385	232,657	219,133	155,283	74,393			
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.23	$10.67	$9.03	$12.87	$12.05	$10.75	$9.89	$9.95		
Value at end of period	$11.58	$11.23	$10.67	$9.03	$12.87	$12.05	$10.75	$9.89		
Number of accumulation units outstanding at end of period	90,253	80,599	91,874	105,082	149,813	164,493	143,590	66,820		
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$10.97	$10.57	$9.92							
Value at end of period	$12.10	$10.97	$10.57							
Number of accumulation units outstanding at end of period	205,515	147,367	79,940							
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
Value at beginning of period	$11.21	$10.04	$7.84	$13.07	$12.45	$11.81	$10.88	$9.95	$7.96	$10.00
Value at end of period	$10.85	$11.21	$10.04	$7.84	$13.07	$12.45	$11.81	$10.88	$9.95	$7.96
Number of accumulation units outstanding at end of period	94,126	103,259	117,076	110,106	137,089	157,899	182,308	5,665	4,515	755
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.34	$9.75	$6.49	$9.99						
Value at end of period	$9.98	$11.34	$9.75	$6.49						
Number of accumulation units outstanding at end of period	67,383	100,320	117,721	83,614						
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.75	$9.42	$7.17	$12.41	$13.61	$11.31				
Value at end of period	$10.02	$10.75	$9.42	$7.17	$12.41	$13.61				
Number of accumulation units outstanding at end of period	82,093	85,135	100,391	112,936	96,256	51,926				
ING CLARION REAL ESTATE PORTFOLIO										
Value at beginning of period	$64.23	$51.01	$38.14	$63.05	$77.90	$57.52	$50.05	$36.92	$27.24	$27.63
Value at end of period	$69.21	$64.23	$51.01	$38.14	$63.05	$77.90	$57.52	$50.05	$36.92	$27.24
Number of accumulation units outstanding at end of period	52,619	62,970	77,637	90,173	114,199	162,747	155,995	166,268	168,123	149,145
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$9.98	$8.10	$6.60	$10.17	$10.04	$10.22				
Value at end of period	$9.56	$9.98	$8.10	$6.60	$10.17	$10.04				
Number of accumulation units outstanding at end of period	81,680	86,749	113,611	138,197	152,939	113,861				
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during December 2005)										
Value at beginning of period	$9.72	$8.81	$6.80	$11.38	$11.10	$9.91	$9.96			
Value at end of period	$9.12	$9.72	$8.81	$6.80	$11.38	$11.10	$9.91			
Number of accumulation units outstanding at end of period	409,116	419,286	434,528	460,508	390,709	211,810	369			
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$8.58	$6.98	$5.82	$10.39	$10.68					
Value at end of period	$7.66	$8.58	$6.98	$5.82	$10.39					
Number of accumulation units outstanding at end of period	72,381	71,759	40,589	16,789	7,682					

CFI 42

DVA Plus

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$8.77	$9.81	$10.14							
Value at end of period	$7.14	$8.77	$9.81							
Number of accumulation units outstanding at end of period	667	3,350	1,521							
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO										
Value at beginning of period	$17.07	$13.51	$9.87	$16.48	$14.63	$13.28	$11.55	$9.45	$7.20	$9.07
Value at end of period	$14.96	$17.07	$13.51	$9.87	$16.48	$14.63	$13.28	$11.55	$9.45	$7.20
Number of accumulation units outstanding at end of period	630,249	775,376	929,455	1,079,759	1,307,368	840,925	858,757	291,957	241,130	239,616
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$11.08	$9.97	$7.67	$11.02	$10.91	$9.98				
Value at end of period	$11.18	$11.08	$9.97	$7.67	$11.02	$10.91				
Number of accumulation units outstanding at end of period	577,973	621,023	649,792	652,013	739,398	403,387				
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.93	$9.05	$7.27	$11.87	$12.48					
Value at end of period	$9.70	$9.93	$9.05	$7.27	$11.87					
Number of accumulation units outstanding at end of period	327,334	340,336	347,788	375,941	338,483					
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.48	$7.78	$6.07	$9.59	$10.06					
Value at end of period	$8.24	$8.48	$7.78	$6.07	$9.59					
Number of accumulation units outstanding at end of period	430,273	442,092	467,737	536,249	288,900					
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$10.99	$9.85								
Value at end of period	$10.37	$10.99								
Number of accumulation units outstanding at end of period	2,551	311								
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.88									
Value at end of period	$9.84									
Number of accumulation units outstanding at end of period	49,515									
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
Value at beginning of period	$42.73	$35.70	$26.38	$45.44	$34.66	$29.01	$21.40	$20.44	$13.64	$13.76
Value at end of period	$38.20	$42.73	$35.70	$26.38	$45.44	$34.66	$29.01	$21.40	$20.44	$13.64
Number of accumulation units outstanding at end of period	118,052	142,139	172,799	197,520	175,075	168,110	134,710	89,495	101,132	62,771
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.99									
Value at end of period	$9.55									
Number of accumulation units outstanding at end of period	2,305,404									
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$8.73	$7.79	$6.09	$9.95	$9.83					
Value at end of period	$8.54	$8.73	$7.79	$6.09	$9.95					
Number of accumulation units outstanding at end of period	1,162,482	910,183	1,146,210	1,075,276	159					
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.70	$12.94	$10.19							
Value at end of period	$10.99	$13.70	$12.94							
Number of accumulation units outstanding at end of period	13,168	17,904	6,043							

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING INDEX PLUS LARGECAP PORTFOLIO										
(Fund first available during August 2003)										
Value at beginning of period	$9.69	$8.67	$7.16	$11.63	$11.28	$10.03	$9.69	$8.93	$7.21	
Value at end of period	$9.51	$9.69	$8.67	$7.16	$11.63	$11.28	$10.03	$9.69	$8.93	
Number of accumulation units outstanding at end of period	454,000	531,146	617,261	832,110	827,971	317,311	298,885	247,034	68,649	
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during November 2003)										
Value at beginning of period	$14.60	$12.20	$9.43	$15.40	$14.87	$13.84	$12.69	$11.09	$8.53	
Value at end of period	$14.17	$14.60	$12.20	$9.43	$15.40	$14.87	$13.84	$12.69	$11.09	
Number of accumulation units outstanding at end of period	218,220	236,175	279,709	312,339	364,078	389,413	495,372	364,096	139,798	
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during November 2003)										
Value at beginning of period	$14.39	$11.94	$9.75	$14.93	$16.23	$14.53	$13.76	$11.48	$8.59	
Value at end of period	$14.02	$14.39	$11.94	$9.75	$14.93	$16.23	$14.53	$13.76	$11.48	
Number of accumulation units outstanding at end of period	203,976	199,705	228,207	268,146	319,535	336,859	392,597	318,576	139,269	
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$13.03	$12.09	$11.04	$12.28	$11.81	$11.56	$11.41	$11.09	$10.63	$10.00
Value at end of period	$13.75	$13.03	$12.09	$11.04	$12.28	$11.81	$11.56	$11.41	$11.09	$10.63
Number of accumulation units outstanding at end of period	1,003,083	1,186,881	1,335,700	1,103,079	472,445	355,998	250,032	141,536	76,855	48,128
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$8.04	$7.60	$6.06	$8.25						
Value at end of period	$6.93	$8.04	$7.60	$6.06						
Number of accumulation units outstanding at end of period	68,421	71,550	78,838	48,600						
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.14	$10.72	$8.48	$13.56	$14.10	$12.37	$12.15			
Value at end of period	$11.70	$12.14	$10.72	$8.48	$13.56	$14.10	$12.37			
Number of accumulation units outstanding at end of period	179,158	180,459	191,338	223,593	268,526	269,186	217,632			
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.17	$11.04	$9.17	$12.19	$12.00	$10.84	$10.16			
Value at end of period	$11.82	$12.17	$11.04	$9.17	$12.19	$12.00	$10.84			
Number of accumulation units outstanding at end of period	162,093	194,468	226,148	236,036	145,150	101,883	57,793			
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$28.31	$25.57	$20.97	$31.44	$31.15	$27.29	$25.19	$22.44	$17.83	$21.26
Value at end of period	$27.26	$28.31	$25.57	$20.97	$31.44	$31.15	$27.29	$25.19	$22.44	$17.83
Number of accumulation units outstanding at end of period	163,462	201,782	244,106	286,443	349,212	418,501	432,481	444,724	456,690	478,280
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$11.02	$10.70								
Value at end of period	$9.36	$11.02								
Number of accumulation units outstanding at end of period	1,215	1,032								
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
Value at beginning of period	$23.89	$20.18	$11.95	$24.93	$18.29	$13.69	$10.32	$8.91	$6.17	$7.02
Value at end of period	$19.21	$23.89	$20.18	$11.95	$24.93	$18.29	$13.69	$10.32	$8.91	$6.17
Number of accumulation units outstanding at end of period	202,006	252,008	320,772	379,394	448,152	460,882	437,852	387,272	459,146	474,427
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$16.88	$13.95	$11.28	$17.12	$17.01					
Value at end of period	$16.91	$16.88	$13.95	$11.28	$17.12					
Number of accumulation units outstanding at end of period	110,798	100,099	86,334	78,567	95,159					

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$15.64	$12.54	$10.01	$14.52	$15.01	$13.08	$13.63	$10.35	$7.83	$10.00
Value at end of period	$15.18	$15.64	$12.54	$10.01	$14.52	$15.01	$13.08	$13.63	$10.35	$7.83
Number of accumulation units outstanding at end of period	132,828	159,111	148,286	176,068	243,395	252,648	216,699	190,713	72,864	14,675
ING LARGE CAP GROWTH PORTFOLIO										
(Fund first available during June 2004)										
Value at beginning of period	$13.74	$12.22	$8.72	$12.23	$11.13	$10.72	$10.47	$10.15		
Value at end of period	$13.82	$13.74	$12.22	$8.72	$12.23	$11.13	$10.72	$10.47		
Number of accumulation units outstanding at end of period	61,615	35,638	37,366	9,143	12,736	16,022	23,212	3,177		
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.05									
Value at end of period	$10.03									
Number of accumulation units outstanding at end of period	126,840									
ING LIMITED MATURITY BOND PORTFOLIO										
Value at beginning of period	$22.03	$21.71	$20.59	$20.97	$20.15	$19.72	$19.72	$19.77	$19.53	$18.51
Value at end of period	$21.93	$22.03	$21.71	$20.59	$20.97	$20.15	$19.72	$19.72	$19.77	$19.53
Number of accumulation units outstanding at end of period	70,897	85,517	106,623	143,604	202,754	238,553	309,506	393,676	614,146	629,611
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$15.90	$16.16	$16.37	$16.24	$15.73	$15.27	$15.10	$15.20	$15.33	$15.36
Value at end of period	$15.65	$15.90	$16.16	$16.37	$16.24	$15.73	$15.27	$15.10	$15.20	$15.33
Number of accumulation units outstanding at end of period	799,161	997,898	1,514,943	2,175,066	1,306,313	1,147,182	1,201,904	1,131,572	1,702,971	2,297,033
ING MARSICO GROWTH PORTFOLIO										
Value at beginning of period	$16.38	$13.89	$10.95	$18.64	$16.59	$16.07	$14.99	$13.55	$10.37	$14.97
Value at end of period	$15.86	$16.38	$13.89	$10.95	$18.64	$16.59	$16.07	$14.99	$13.55	$10.37
Number of accumulation units outstanding at end of period	595,999	718,203	853,308	995,225	1,160,128	1,300,804	1,568,859	1,835,266	2,163,884	2,302,847
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$25.98	$24.04	$20.72	$27.12	$26.50	$24.06	$23.76	$21.73	$18.91	$20.25
Value at end of period	$25.97	$25.98	$24.04	$20.72	$27.12	$26.50	$24.06	$23.76	$21.73	$18.91
Number of accumulation units outstanding at end of period	419,254	455,009	548,065	643,128	819,694	897,003	1,025,683	911,027	932,450	859,682
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$16.45	$14.71	$11.26	$18.36	$14.65	$11.38	$10.11			
Value at end of period	$17.22	$16.45	$14.71	$11.26	$18.36	$14.65	$11.38			
Number of accumulation units outstanding at end of period	217,860	240,709	268,883	289,925	304,354	220,033	175,671			
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during April 2004)										
Value at beginning of period	$11.50	$8.99	$6.48	$10.57	$8.57	$8.09	$7.46	$7.10		
Value at end of period	$11.23	$11.50	$8.99	$6.48	$10.57	$8.57	$8.09	$7.46		
Number of accumulation units outstanding at end of period	483,353	593,833	713,721	809,490	16,873	21,163	23,433	28,055		
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
Value at beginning of period	$17.16	$15.31	$12.07	$17.18	$15.91	$13.33	$12.17	$10.97	$8.83	$10.00
Value at end of period	$18.42	$17.16	$15.31	$12.07	$17.18	$15.91	$13.33	$12.17	$10.97	$8.83
Number of accumulation units outstanding at end of period	96,489	116,230	118,308	126,637	149,741	227,261	139,674	57,922	55,092	27,705
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$11.92	$10.62	$7.67							
Value at end of period	$11.21	$11.92	$10.62							
Number of accumulation units outstanding at end of period	16,082	11,621	4,843							

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$15.05	$13.21	$9.63	$16.45	$15.72	$13.58	$12.18			
Value at end of period	$13.57	$15.05	$13.21	$9.63	$16.45	$15.72	$13.58			
Number of accumulation units outstanding at end of period	108,607	110,603	140,376	157,769	152,046	116,133	44,746			
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$15.17	$13.49	$9.18	$12.04	$11.89	$11.09	$10.81	$10.00		
Value at end of period	$15.58	$15.17	$13.49	$9.18	$12.04	$11.89	$11.09	$10.81		
Number of accumulation units outstanding at end of period	422,854	439,023	459,467	619,342	798,841	934,613	965,634	1,090,509		
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$18.05	$17.04	$15.13	$14.75	$13.76	$13.40	$13.29	$12.88	$12.49	$11.68
Value at end of period	$18.38	$18.05	$17.04	$15.13	$14.75	$13.76	$13.40	$13.29	$12.88	$12.49
Number of accumulation units outstanding at end of period	1,379,258	1,487,389	1,652,663	1,530,242	1,175,130	1,101,979	952,309	773,578	642,677	689,475
ING PIONEER FUND PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$11.65	$10.22	$8.37	$13.02	$12.60	$10.97	$10.17			
Value at end of period	$10.94	$11.65	$10.22	$8.37	$13.02	$12.60	$10.97			
Number of accumulation units outstanding at end of period	18,880	16,847	24,115	30,667	54,457	76,206	101,946			
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.75	$10.12	$8.22	$12.49	$12.03	$10.88	$10.07			
Value at end of period	$10.98	$11.75	$10.12	$8.22	$12.49	$12.03	$10.88			
Number of accumulation units outstanding at end of period	440,452	515,691	624,996	786,881	413,629	436,650	481,919			
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.82	$8.31	$8.25							
Value at end of period	$9.13	$8.82	$8.31							
Number of accumulation units outstanding at end of period	964,148	885,375	739,059							
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.29	$9.37	$9.21							
Value at end of period	$10.00	$10.29	$9.37							
Number of accumulation units outstanding at end of period	4,201,720	4,415,858	5,062,790							
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.52	$9.63	$9.49							
Value at end of period	$10.36	$10.52	$9.63							
Number of accumulation units outstanding at end of period	5,025,261	5,211,377	5,736,069							
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.62	$9.86	$9.75							
Value at end of period	$10.68	$10.62	$9.86							
Number of accumulation units outstanding at end of period	3,183,151	3,370,579	3,745,706							
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.02	$12.67	$10.84							
Value at end of period	$14.34	$14.02	$12.67							
Number of accumulation units outstanding at end of period	75,829	72,870	91,763							

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$8.97	$8.14	$6.70	$10.13						
Value at end of period	$9.02	$8.97	$8.14	$6.70						
Number of accumulation units outstanding at end of period	580,695	646,133	781,916	20,920						
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.66	$12.49	$10.64							
Value at end of period	$13.52	$13.66	$12.49							
Number of accumulation units outstanding at end of period	115,336	97,961	113,909							
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$16.07	$12.98	$10.79							
Value at end of period	$15.47	$16.07	$12.98							
Number of accumulation units outstanding at end of period	209,927	245,450	289,667							
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.34	$8.42	$6.12	$10.48						
Value at end of period	$9.97	$10.34	$8.42	$6.12						
Number of accumulation units outstanding at end of period	71,697	79,361	61,243	12,196						
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.74	$8.66	$6.96	$10.16						
Value at end of period	$10.12	$10.74	$8.66	$6.96						
Number of accumulation units outstanding at end of period	92,229	105,578	93,601	73,382						
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$9.34	$7.19	$5.59	$8.68	$8.04	$7.27	$6.78	$6.27	$4.61	$8.32
Value at end of period	$9.24	$9.34	$7.19	$5.59	$8.68	$8.04	$7.27	$6.78	$6.27	$4.61
Number of accumulation units outstanding at end of period	46,628	58,239	71,603	81,596	98,573	126,536	104,909	95,913	106,296	48,063
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.91	$8.94	$7.14	$10.56						
Value at end of period	$10.44	$10.91	$8.94	$7.14						
Number of accumulation units outstanding at end of period	27,099	30,272	12,035	15,039						
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
Value at beginning of period	$49.48	$44.09	$33.63	$47.15	$45.90	$40.69	$38.38	$33.45	$27.14	$27.45
Value at end of period	$50.09	$49.48	$44.09	$33.63	$47.15	$45.90	$40.69	$38.38	$33.45	$27.14
Number of accumulation units outstanding at end of period	390,353	437,278	520,599	600,422	652,264	695,197	717,996	678,514	662,358	639,977
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$29.58	$26.15	$21.26	$33.60	$33.14	$28.28	$27.65	$24.46	$19.86	$23.25
Value at end of period	$28.85	$29.58	$26.15	$21.26	$33.60	$33.14	$28.28	$27.65	$24.46	$19.86
Number of accumulation units outstanding at end of period	210,870	227,814	267,381	304,958	360,311	402,219	446,944	450,758	372,504	375,191
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.28	$8.09	$5.76	$10.16	$10.07					
Value at end of period	$9.01	$9.28	$8.09	$5.76	$10.16					
Number of accumulation units outstanding at end of period	84,576	94,269	134,530	61,963	45,677					
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.52	$12.08	$8.92	$17.95	$15.13	$12.40	$10.02			
Value at end of period	$11.66	$13.52	$12.08	$8.92	$17.95	$15.13	$12.40			
Number of accumulation units outstanding at end of period	149,496	123,173	149,242	179,557	193,860	168,664	108,897			

DVA Plus

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING TEMPLETON FOREIGN EQUITY PORTFOLIO (Fund first available during May 2006)										
Value at beginning of period	$10.26	$9.60	$7.40	$12.66	$11.17	$10.35				
Value at end of period	$8.86	$10.26	$9.60	$7.40	$12.66	$11.17				
Number of accumulation units outstanding at end of period	176,179	185,124	191,585	202,155	91,050	43,509				
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
Value at beginning of period	$21.18	$19.97	$15.34	$25.85	$25.65	$21.38	$19.77	$18.11	$13.50	$17.19
Value at end of period	$19.65	$21.18	$19.97	$15.34	$25.85	$25.65	$21.38	$19.77	$18.11	$13.50
Number of accumulation units outstanding at end of period	212,918	258,876	308,065	369,472	437,103	444,904	478,115	519,725	583,925	629,168
ING U.S. BOND INDEX PORTFOLIO (Funds were first received in this option during June 2008)										
Value at beginning of period	$11.02	$10.58	$10.19	$9.86						
Value at end of period	$11.60	$11.02	$10.58	$10.19						
Number of accumulation units outstanding at end of period	160,460	159,269	186,314	89,650						
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO (Fund first available during May 2005)										
Value at beginning of period	$11.36	$10.22	$7.89	$13.37	$13.46	$11.97	$11.16			
Value at end of period	$10.88	$11.36	$10.22	$7.89	$13.37	$13.46	$11.97			
Number of accumulation units outstanding at end of period	5,825	5,375	5,905	6,353	10,357	34,067	7,398			
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO (Funds were first received in this option during February 2008)										
Value at beginning of period	$8.08	$7.76	$6.07	$9.79						
Value at end of period	$7.64	$8.08	$7.76	$6.07						
Number of accumulation units outstanding at end of period	18,347	20,710	15,510	19,771						
INVESCO V.I. LEISURE FUND										
Value at beginning of period	$12.17	$10.14	$7.76	$13.85	$14.20	$11.58	$11.91	$10.67	$8.43	$10.00
Value at end of period	$11.51	$12.17	$10.14	$7.76	$13.85	$14.20	$11.58	$11.91	$10.67	$8.43
Number of accumulation units outstanding at end of period	26,190	21,002	26,395	33,109	41,515	53,964	58,230	36,825	57,182	1,464
PROFUND VP BULL										
Value at beginning of period	$8.42	$7.60	$6.21	$10.13	$9.94	$8.89	$8.79	$8.21	$6.64	$8.88
Value at end of period	$8.29	$8.42	$7.60	$6.21	$10.13	$9.94	$8.89	$8.79	$8.21	$6.64
Number of accumulation units outstanding at end of period	4,522	4,952	6,595	9,219	24,362	66,827	87,305	236,229	123,574	117,319
PROFUND VP EUROPE 30										
Value at beginning of period	$9.30	$9.21	$7.08	$12.84	$11.39	$9.85	$9.26	$8.23	$6.03	$8.26
Value at end of period	$8.34	$9.30	$9.21	$7.08	$12.84	$11.39	$9.85	$9.26	$8.23	$6.03
Number of accumulation units outstanding at end of period	6,360	5,732	6,504	7,317	16,311	21,489	69,529	77,158	71,708	42,457
PROFUND VP RISING RATES OPPORTUNITY (Fund first available during October 2003)										
Value at beginning of period	$4.93	$5.97	$4.59	$7.52	$8.06	$7.44	$8.21	$9.36	$10.00	
Value at end of period	$3.03	$4.93	$5.97	$4.59	$7.52	$8.06	$7.44	$8.21	$9.36	
Number of accumulation units outstanding at end of period	30,361	30,303	42,687	49,779	72,233	135,323	84,052	213,853	6,865	

Separate Account Annual Charges of 1.65%

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
BLACKROCK GLOBAL ALLOCATION V.I. FUND (Funds were first received in this option during April 2008)										
Value at beginning of period	$10.24	$9.49	$7.98	$10.09						
Value at end of period	$9.71	$10.24	$9.49	$7.98						
Number of accumulation units outstanding at end of period	33,149,680	32,649,952	29,137,036	14,862,682						

CFI 48

DVA Plus

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during November 2003)										
Value at beginning of period	$21.01	$16.89	$13.74	$19.45	$20.30	$17.29	$16.67	$13.83	$10.00	
Value at end of period	$19.40	$21.01	$16.89	$13.74	$19.45	$20.30	$17.29	$16.67	$13.83	
Number of accumulation units outstanding at end of period	784,809	894,397	1,055,356	1,247,388	1,669,952	2,192,902	2,694,431	1,745,035	202,533	
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.52	$11.76	$8.82	$15.66	$13.57	$12.38	$10.79			
Value at end of period	$12.93	$13.52	$11.76	$8.82	$15.66	$13.57	$12.38			
Number of accumulation units outstanding at end of period	9,998,485	11,446,144	13,426,002	14,367,566	8,727,881	5,320,846	2,071,944			
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$10.82	$9.57	$7.49	$13.32	$13.37	$11.34	$10.92	$9.98	$7.80	$9.58
Value at end of period	$10.71	$10.82	$9.57	$7.49	$13.32	$13.37	$11.34	$10.92	$9.98	$7.80
Number of accumulation units outstanding at end of period	1,456,083	1,758,440	2,015,556	2,321,019	2,996,250	2,729,417	2,083,613	1,820,927	947,458	177,883
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.59	$8.71	$7.18	$9.96						
Value at end of period	$9.51	$9.59	$8.71	$7.18						
Number of accumulation units outstanding at end of period	10,629,129	11,286,916	11,176,781	6,791,321						
ING AMERICAN FUNDS BOND PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$10.16	$9.74	$8.83	$10.01						
Value at end of period	$10.56	$10.16	$9.74	$8.83						
Number of accumulation units outstanding at end of period	9,839,246	10,751,092	11,050,737	6,792,467						
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$10.14									
Value at end of period	$9.30									
Number of accumulation units outstanding at end of period	100,327									
ING AMERICAN FUNDS GROWTH PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$13.86	$11.93	$8.75	$15.97	$14.53	$13.47	$11.85	$10.76	$10.00	
Value at end of period	$12.98	$13.86	$11.93	$8.75	$15.97	$14.53	$13.47	$11.85	$10.76	
Number of accumulation units outstanding at end of period	24,977,482	28,931,189	30,569,314	29,486,643	21,187,620	17,328,218	12,968,062	7,574,705	1,003,541	
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.02									
Value at end of period	$8.79									
Number of accumulation units outstanding at end of period	86,037									
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$18.30	$17.45	$12.46	$22.02	$18.75	$16.11	$13.54	$11.61	$10.00	
Value at end of period	$15.41	$18.30	$17.45	$12.46	$22.02	$18.75	$16.11	$13.54	$11.61	
Number of accumulation units outstanding at end of period	11,673,254	13,733,676	14,447,525	13,747,430	9,721,538	7,272,815	4,950,832	2,513,020	241,840	
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$13.33	$12.03	$9.08	$9.98						
Value at end of period	$12.34	$13.33	$12.03	$9.08						
Number of accumulation units outstanding at end of period	3,636,251	2,692,196	1,950,103	447,067						

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING ARTIO FOREIGN PORTFOLIO										
Value at beginning of period	$13.98	$13.30	$11.25	$20.29	$17.71	$13.94	$12.29	$10.59	$8.21	$10.00
Value at end of period	$10.75	$13.98	$13.30	$11.25	$20.29	$17.71	$13.94	$12.29	$10.59	$8.21
Number of accumulation units outstanding at end of period	6,175,122	7,241,127	8,539,378	8,579,771	7,545,354	5,453,420	3,692,516	1,879,994	296,301	81,977
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.42	$9.98	$7.51	$12.99	$12.45	$10.99	$9.97			
Value at end of period	$12.49	$12.42	$9.98	$7.51	$12.99	$12.45	$10.99			
Number of accumulation units outstanding at end of period	5,449,850	5,244,173	5,554,100	4,777,820	2,907,330	1,977,073	966,411			
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.19	$10.64	$9.01	$12.84	$12.03	$10.74	$9.89	$9.95		
Value at end of period	$11.53	$11.19	$10.64	$9.01	$12.84	$12.03	$10.74	$9.89		
Number of accumulation units outstanding at end of period	2,144,534	1,954,357	2,271,236	2,194,489	1,676,945	1,500,555	1,302,047	346,643		
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$10.96	$10.57	$9.89							
Value at end of period	$12.08	$10.96	$10.57							
Number of accumulation units outstanding at end of period	9,269,173	4,954,370	3,586,830							
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
Value at beginning of period	$11.16	$10.00	$7.81	$13.04	$12.42	$11.78	$10.86	$9.94	$7.96	
Value at end of period	$10.80	$11.16	$10.00	$7.81	$13.04	$12.42	$11.78	$10.86	$9.94	$7.96
Number of accumulation units outstanding at end of period	1,930,199	1,660,779	1,835,417	1,686,153	1,199,204	927,783	1,015,999	188,506	161,256	60,487
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.32	$9.74	$6.49	$9.99						
Value at end of period	$9.96	$11.32	$9.74	$6.49						
Number of accumulation units outstanding at end of period	3,421,030	3,692,593	3,822,702	2,342,950						
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.72	$9.40	$7.16	$12.40	$13.60	$11.05				
Value at end of period	$9.99	$10.72	$9.40	$7.16	$12.40	$13.60				
Number of accumulation units outstanding at end of period	2,541,000	2,903,282	3,360,508	3,566,733	2,153,514	740,231				
ING CLARION REAL ESTATE PORTFOLIO										
Value at beginning of period	$63.52	$50.47	$37.76	$62.45	$77.20	$57.02	$49.64	$36.64	$27.05	$27.45
Value at end of period	$68.41	$63.52	$50.47	$37.76	$62.45	$77.20	$57.02	$49.64	$36.64	$27.05
Number of accumulation units outstanding at end of period	431,868	510,504	613,664	710,187	905,352	1,081,799	935,631	672,058	395,687	242,782
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$9.96	$8.08	$6.59	$10.16	$10.04	$9.95				
Value at end of period	$9.53	$9.96	$8.08	$6.59	$10.16	$10.04				
Number of accumulation units outstanding at end of period	3,006,946	3,549,908	4,787,221	4,530,155	2,975,002	1,490,670				
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during December 2005)										
Value at beginning of period	$9.69	$8.80	$6.79	$11.37	$11.10	$9.91	$9.96			
Value at end of period	$9.09	$9.69	$8.80	$6.79	$11.37	$11.10	$9.91			
Number of accumulation units outstanding at end of period	6,969,874	7,592,795	7,644,431	6,232,741	2,974,581	1,247,916	43,804			
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$8.56	$6.97	$5.82	$10.39	$10.00					
Value at end of period	$7.65	$8.56	$6.97	$5.82	$10.39					
Number of accumulation units outstanding at end of period	6,207,831	7,272,716	7,068,642	7,174,467	3,410,381					

DVA Plus

ING EURO STOXX 50® INDEX PORTFOLIO
(Funds were first received in this option during October 2009)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$8.76	$9.81	$9.43							
Value at end of period	$7.13	$8.76	$9.81							
Number of accumulation units outstanding at end of period	69,939	169,739	6,282							

ING FMR^SM DIVERSIFIED MID CAP PORTFOLIO

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$16.98	$13.45	$9.83	$16.42	$14.58	$13.25	$11.52	$9.44	$7.19	$9.06
Value at end of period	$14.87	$16.98	$13.45	$9.83	$16.42	$14.58	$13.25	$11.52	$9.44	$7.19
Number of accumulation units outstanding at end of period	5,271,380	6,525,329	7,078,573	6,531,801	5,886,751	4,115,916	3,308,905	2,007,253	1,236,349	877,092

ING FRANKLIN INCOME PORTFOLIO
(Fund first available during May 2006)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$11.05	$9.95	$7.66	$11.01	$10.91	$9.99				
Value at end of period	$11.14	$11.05	$9.95	$7.66	$11.01	$10.91				
Number of accumulation units outstanding at end of period	7,981,690	7,970,975	8,015,179	7,440,765	5,223,391	1,672,877				

ING FRANKLIN MUTUAL SHARES PORTFOLIO
(Funds were first received in this option during May 2007)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$9.91	$9.04	$7.26	$11.87	$12.42					
Value at end of period	$9.67	$9.91	$9.04	$7.26	$11.87					
Number of accumulation units outstanding at end of period	4,121,112	4,677,692	4,913,841	4,632,152	3,512,368					

ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO
(Funds were first received in this option during May 2007)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$8.47	$7.77	$6.07	$9.59	$10.06					
Value at end of period	$8.22	$8.47	$7.77	$6.07	$9.59					
Number of accumulation units outstanding at end of period	25,269,581	28,072,976	29,916,528	31,131,536	14,012,616					

ING FTSE 100 INDEX® PORTFOLIO
(Funds were first received in this option during October 2009)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$10.98	$10.26	$9.74							
Value at end of period	$10.36	$10.98	$10.26							
Number of accumulation units outstanding at end of period	26,615	95,140	4,460							

ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)
(Funds were first received in this option during January 2011)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$9.96									
Value at end of period	$8.84									
Number of accumulation units outstanding at end of period	2,030,066									

ING GLOBAL RESOURCES PORTFOLIO (CLASS S)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$42.26	$35.32	$26.11	$45.01	$34.34	$28.76	$21.23	$20.28	$13.55	$13.67
Value at end of period	$37.76	$42.26	$35.32	$26.11	$45.01	$34.34	$28.76	$21.23	$20.28	$13.55
Number of accumulation units outstanding at end of period	2,069,620	2,544,301	3,158,457	3,200,961	2,276,793	1,627,379	1,133,308	643,253	349,772	108,459

ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)
(Funds were first received in this option during January 2011)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$9.99									
Value at end of period	$9.54									
Number of accumulation units outstanding at end of period	20,163,139									

ING GROWTH AND INCOME PORTFOLIO (CLASS S)
(Funds were first received in this option during November 2007)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$8.71	$7.78	$6.09	$9.95	$9.83					
Value at end of period	$8.52	$8.71	$7.78	$6.09	$9.95					
Number of accumulation units outstanding at end of period	10,564,876	4,802,895	5,516,324	3,269,386	15,528					

ING HANG SENG INDEX PORTFOLIO
(Funds were first received in this option during May 2009)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$13.68	$12.94	$9.99							
Value at end of period	$10.98	$13.68	$12.94							
Number of accumulation units outstanding at end of period	823,295	1,180,071	594,631							

DVA Plus

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING INDEX PLUS LARGECAP PORTFOLIO										
(Fund first available during August 2003)										
Value at beginning of period	$9.65	$8.63	$7.13	$11.59	$11.25	$10.01	$9.67	$8.92	$10.00	
Value at end of period	$9.45	$9.65	$8.63	$7.13	$11.59	$11.25	$10.01	$9.67	$8.92	
Number of accumulation units outstanding at end of period	882,411	1,038,513	1,191,005	1,568,394	2,011,974	1,941,369	1,717,454	1,211,622	0	
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$12.52	$10.47	$8.10	$13.23	$12.78	$11.91	$10.92	$9.49		
Value at end of period	$12.15	$12.52	$10.47	$8.10	$13.23	$12.78	$11.91	$10.92		
Number of accumulation units outstanding at end of period	963,513	1,163,968	1,330,208	1,643,831	2,026,223	1,783,464	1,374,933	505,878		
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.82	$9.81	$8.01	$12.28	$13.35	$11.96	$11.33	$9.39		
Value at end of period	$11.51	$11.82	$9.81	$8.01	$12.28	$13.35	$11.96	$11.33		
Number of accumulation units outstanding at end of period	856,073	1,018,778	1,187,131	1,350,205	1,814,376	1,573,446	1,104,254	456,418		
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$12.97	$12.04	$11.00	$12.24	$11.78	$11.54	$11.40	$11.08	$10.63	$10.00
Value at end of period	$13.69	$12.97	$12.04	$11.00	$12.24	$11.78	$11.54	$11.40	$11.08	$10.63
Number of accumulation units outstanding at end of period	17,762,929	19,438,551	20,618,726	21,077,749	18,045,939	9,597,875	3,017,046	1,881,640	337,031	88,275
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$8.03	$7.59	$6.05	$10.22						
Value at end of period	$6.92	$8.03	$7.59	$6.05						
Number of accumulation units outstanding at end of period	1,101,227	1,270,771	1,647,470	309,276						
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.09	$10.68	$8.45	$13.52	$14.07	$12.35	$12.13			
Value at end of period	$11.64	$12.09	$10.68	$8.45	$13.52	$14.07	$12.35			
Number of accumulation units outstanding at end of period	2,465,574	2,618,723	2,361,640	2,466,881	2,285,681	2,066,249	1,620,818			
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.14	$11.01	$9.15	$12.17	$11.98	$10.84	$10.16			
Value at end of period	$11.78	$12.14	$11.01	$9.15	$12.17	$11.98	$10.84			
Number of accumulation units outstanding at end of period	2,714,886	3,483,701	3,059,375	2,755,180	1,231,628	629,056	369,153			
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$28.06	$25.36	$20.81	$31.22	$30.94	$27.12	$25.05	$22.32	$17.75	$21.17
Value at end of period	$27.00	$28.06	$25.36	$20.81	$31.22	$30.94	$27.12	$25.05	$22.32	$17.75
Number of accumulation units outstanding at end of period	1,424,895	1,501,512	1,868,297	1,880,516	1,762,926	1,711,788	1,524,990	1,423,862	1,070,653	835,108
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.01	$9.85	$9.75							
Value at end of period	$9.35	$11.01	$9.85							
Number of accumulation units outstanding at end of period	133,436	161,677	2,610							
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
Value at beginning of period	$23.73	$20.06	$11.89	$24.80	$18.21	$13.64	$10.28	$8.88	$6.16	$7.01
Value at end of period	$19.08	$23.73	$20.06	$11.89	$24.80	$18.21	$13.64	$10.28	$8.88	$6.16
Number of accumulation units outstanding at end of period	4,231,276	4,464,015	5,464,963	5,283,734	3,807,284	2,809,975	1,968,335	1,024,922	472,273	249,735
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$13.68	$11.31	$9.16	$13.90	$13.81					
Value at end of period	$13.70	$13.68	$11.31	$9.16	$13.90					
Number of accumulation units outstanding at end of period	1,941,143	2,095,654	1,477,123	651,474	63,076					

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$15.57	$12.49	$9.98	$14.48	$14.98	$13.06	$13.63	$10.34	$7.83	$10.00
Value at end of period	$15.11	$15.57	$12.49	$9.98	$14.48	$14.98	$13.06	$13.63	$10.34	$7.83
Number of accumulation units outstanding at end of period	2,752,075	3,141,380	1,722,690	1,739,178	2,356,999	2,128,459	1,518,628	1,021,256	506,711	114,380
ING LARGE CAP GROWTH PORTFOLIO										
(Fund first available during June 2004)										
Value at beginning of period	$13.69	$12.18	$8.70	$12.21	$11.12	$10.71	$10.47	$9.92		
Value at end of period	$13.77	$13.69	$12.18	$8.70	$12.21	$11.12	$10.71	$10.47		
Number of accumulation units outstanding at end of period	2,724,627	1,903,369	1,425,814	204,381	96,693	170,706	92,164	45,865		
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.05									
Value at end of period	$10.03									
Number of accumulation units outstanding at end of period	793,834									
ING LIMITED MATURITY BOND PORTFOLIO										
Value at beginning of period	$21.79	$21.48	$20.38	$20.77	$19.97	$19.55	$19.56	$19.62	$19.40	$18.39
Value at end of period	$21.68	$21.79	$21.48	$20.38	$20.77	$19.97	$19.55	$19.56	$19.62	$19.40
Number of accumulation units outstanding at end of period	148,475	176,733	223,473	269,815	360,310	460,569	619,015	809,812	1,154,037	917,938
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$15.73	$15.99	$16.21	$16.09	$15.58	$15.14	$14.97	$15.09	$15.23	$15.26
Value at end of period	$15.47	$15.73	$15.99	$16.21	$16.09	$15.58	$15.14	$14.97	$15.09	$15.23
Number of accumulation units outstanding at end of period	8,416,484	9,115,635	12,290,462	18,806,724	5,984,813	3,439,887	2,157,975	1,780,415	1,848,567	1,599,933
ING MARSICO GROWTH PORTFOLIO										
Value at beginning of period	$16.26	$13.80	$10.87	$18.53	$16.50	$15.99	$14.93	$13.49	$10.34	$14.92
Value at end of period	$15.73	$16.26	$13.80	$10.87	$18.53	$16.50	$15.99	$14.93	$13.49	$10.34
Number of accumulation units outstanding at end of period	3,299,009	3,883,826	3,803,720	3,530,625	3,223,395	2,969,761	2,979,009	2,512,016	1,979,404	1,434,607
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$25.77	$23.85	$20.57	$26.93	$26.33	$23.92	$23.63	$21.62	$18.83	$20.18
Value at end of period	$25.75	$25.77	$23.85	$20.57	$26.93	$26.33	$23.92	$23.63	$21.62	$18.83
Number of accumulation units outstanding at end of period	2,551,462	2,972,959	3,389,867	3,123,588	3,060,376	3,213,515	3,365,929	2,977,831	2,396,435	1,672,477
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$16.41	$14.67	$11.23	$18.34	$14.64	$11.38	$10.07			
Value at end of period	$17.17	$16.41	$14.67	$11.23	$18.34	$14.64	$11.38			
Number of accumulation units outstanding at end of period	3,841,708	3,676,976	4,073,509	4,480,383	2,817,908	1,671,630	1,195,134			
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during April 2004)										
Value at beginning of period	$11.44	$8.95	$6.45	$10.54	$8.54	$8.07	$7.45	$7.09		
Value at end of period	$11.17	$11.44	$8.95	$6.45	$10.54	$8.54	$8.07	$7.45		
Number of accumulation units outstanding at end of period	3,775,208	3,637,309	2,574,342	2,677,395	165,449	229,809	307,954	316,589		
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
Value at beginning of period	$17.09	$15.25	$12.03	$17.13	$15.87	$13.30	$12.15	$10.97	$8.83	$10.00
Value at end of period	$18.33	$17.09	$15.25	$12.03	$17.13	$15.87	$13.30	$12.15	$10.97	$8.83
Number of accumulation units outstanding at end of period	3,618,527	3,604,727	3,370,800	3,388,663	3,674,854	2,939,640	2,119,939	1,143,284	441,247	136,897
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$11.90	$10.61	$8.43	$9.98						
Value at end of period	$11.19	$11.90	$10.61	$8.43						
Number of accumulation units outstanding at end of period	1,842,020	1,643,930	782,866	162,979						

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$13.46	$11.82	$8.62	$14.73	$14.08	$12.17	$10.93			
Value at end of period	$12.13	$13.46	$11.82	$8.62	$14.73	$14.08	$12.17			
Number of accumulation units outstanding at end of period	1,458,990	1,480,914	1,695,188	1,995,843	1,647,677	1,178,387	344,200			
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$15.11	$13.45	$9.15	$12.01	$11.88	$11.08	$10.80	$10.00		
Value at end of period	$15.52	$15.11	$13.45	$9.15	$12.01	$11.88	$11.08	$10.80		
Number of accumulation units outstanding at end of period	4,033,510	3,779,255	2,721,625	3,338,098	4,384,724	4,835,744	4,678,798	4,403,121		
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$17.90	$16.90	$15.02	$14.65	$13.67	$13.32	$13.22	$12.82	$12.44	$11.64
Value at end of period	$18.22	$17.90	$16.90	$15.02	$14.65	$13.67	$13.32	$13.22	$12.82	$12.44
Number of accumulation units outstanding at end of period	36,121,780	37,652,999	38,979,544	27,390,668	9,264,287	4,360,216	4,194,516	3,434,155	2,698,621	1,936,134
ING PIONEER FUND PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$11.62	$10.20	$8.35	$13.01	$12.59	$10.96	$10.00			
Value at end of period	$10.91	$11.62	$10.20	$8.35	$13.01	$12.59	$10.96			
Number of accumulation units outstanding at end of period	516,600	609,977	529,027	574,371	705,399	947,681	835,053			
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.71	$10.10	$8.20	$12.47	$12.02	$10.88	$10.00			
Value at end of period	$10.94	$11.71	$10.10	$8.20	$12.47	$12.02	$10.88			
Number of accumulation units outstanding at end of period	5,051,321	5,811,507	6,741,283	6,906,770	6,866,041	6,977,641	6,591,837			
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.82	$8.31	$8.25							
Value at end of period	$9.12	$8.82	$8.31							
Number of accumulation units outstanding at end of period	12,893,849	11,268,717	9,235,050							
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.28	$9.37	$9.21							
Value at end of period	$9.99	$10.28	$9.37							
Number of accumulation units outstanding at end of period	83,035,422	90,407,563	98,222,251							
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.51	$9.63	$9.49							
Value at end of period	$10.34	$10.51	$9.63							
Number of accumulation units outstanding at end of period	58,979,396	65,664,893	70,210,170							
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.62	$9.86	$9.75							
Value at end of period	$10.67	$10.62	$9.86							
Number of accumulation units outstanding at end of period	30,468,674	33,887,801	36,618,477							
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$14.01	$12.67	$10.14							
Value at end of period	$14.32	$14.01	$12.67							
Number of accumulation units outstanding at end of period	1,098,591	980,480	1,093,134							

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$8.96	$8.13	$6.70	$10.17						
Value at end of period	$9.00	$8.96	$8.13	$6.70						
Number of accumulation units outstanding at end of period	3,266,093	3,433,711	3,566,009	744,806						
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.65	$12.49	$10.35							
Value at end of period	$13.50	$13.65	$12.49							
Number of accumulation units outstanding at end of period	294,987	200,934	150,954							
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$16.06	$12.97	$10.36							
Value at end of period	$15.44	$16.06	$12.97							
Number of accumulation units outstanding at end of period	1,836,737	2,324,538	2,008,990							
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.33	$8.41	$6.12	$10.25						
Value at end of period	$9.95	$10.33	$8.41	$6.12						
Number of accumulation units outstanding at end of period	2,558,431	2,724,466	2,544,207	1,062,310						
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.72	$8.65	$6.96	$10.15						
Value at end of period	$10.10	$10.72	$8.65	$6.96						
Number of accumulation units outstanding at end of period	2,589,704	2,760,386	2,679,879	1,754,101						
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$9.29	$7.16	$5.57	$8.65	$8.01	$7.25	$6.77	$6.26	$4.60	$8.32
Value at end of period	$9.19	$9.29	$7.16	$5.57	$8.65	$8.01	$7.25	$6.77	$6.26	$4.60
Number of accumulation units outstanding at end of period	488,828	559,739	648,234	749,440	1,055,828	1,332,137	1,407,649	1,295,970	951,109	563,709
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.89	$8.93	$7.14	$10.05						
Value at end of period	$10.42	$10.89	$8.93	$7.14						
Number of accumulation units outstanding at end of period	1,585,371	1,764,765	1,604,687	1,110,458						
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
Value at beginning of period	$48.93	$43.63	$33.29	$46.70	$45.49	$40.34	$38.07	$33.19	$26.95	$27.27
Value at end of period	$49.51	$48.93	$43.63	$33.29	$46.70	$45.49	$40.34	$38.07	$33.19	$26.95
Number of accumulation units outstanding at end of period	8,380,631	9,126,872	9,553,987	9,041,619	6,659,145	5,521,892	4,439,198	3,119,934	1,938,760	1,232,631
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$29.25	$25.87	$21.05	$33.28	$32.84	$28.03	$27.43	$24.27	$19.72	$23.10
Value at end of period	$28.51	$29.25	$25.87	$21.05	$33.28	$32.84	$28.03	$27.43	$24.27	$19.72
Number of accumulation units outstanding at end of period	2,896,143	2,715,477	2,949,818	2,853,748	2,749,873	2,871,656	2,827,868	2,602,040	1,543,749	814,591
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.26	$8.08	$5.76	$10.16	$10.04					
Value at end of period	$8.99	$9.26	$8.08	$5.76	$10.16					
Number of accumulation units outstanding at end of period	2,227,872	2,043,344	2,291,739	1,184,847	552,903					
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.48	$12.05	$8.90	$17.93	$15.12	$12.40	$10.00			
Value at end of period	$11.63	$13.48	$12.05	$8.90	$17.93	$15.12	$12.40			
Number of accumulation units outstanding at end of period	1,874,984	2,050,959	2,444,515	2,920,415	1,993,862	1,152,245	888,379			

Condensed Financial Information (continued)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period					$10.35	$11.16	$12.65	$7.39	$9.58	$10.23
Value at end of period					$11.16	$12.65	$7.39	$9.58	$10.23	$8.84
Number of accumulation units outstanding at end of period					367,715	1,480,050	3,649,197	4,275,236	4,791,752	4,301,972
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
Value at beginning of period	$17.11	$13.43	$18.01	$19.65	$21.24	$25.47	$25.65	$15.22	$19.80	$20.98
Value at end of period	$13.43	$18.01	$19.65	$21.24	$25.47	$25.65	$15.22	$19.80	$20.98	$19.46
Number of accumulation units outstanding at end of period	1,121,604	1,411,896	1,520,291	1,493,366	1,812,177	1,982,382	1,823,433	1,778,535	1,648,993	1,437,968
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period							$9.98	$10.18	$10.57	$11.01
Value at end of period							$10.18	$10.57	$11.01	$11.58
Number of accumulation units outstanding at end of period							2,170,741	4,694,672	3,769,609	4,062,233
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period				$11.15	$11.96	$13.44	$13.34	$7.87	$10.19	$11.32
Value at end of period				$11.96	$13.44	$13.34	$7.87	$10.19	$11.32	$10.84
Number of accumulation units outstanding at end of period				45,256	165,341	110,186	76,306	71,833	59,304	49,324
ING WISDOM TREE[SM] GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period							$9.91	$6.06	$7.75	$8.07
Value at end of period							$6.06	$7.75	$8.07	$7.63
Number of accumulation units outstanding at end of period							8,258,859	8,771,637	8,081,998	7,458,354
INVESCO V.I. LEISURE FUND										
Value at beginning of period	$10.00	$8.43	$10.66	$11.89	$11.55	$14.16	$13.81	$7.74	$10.10	$12.11
Value at end of period	$8.43	$10.66	$11.89	$11.55	$14.16	$13.81	$7.74	$10.10	$12.11	$11.45
Number of accumulation units outstanding at end of period	65,382	224,254	542,920	507,068	387,669	305,746	251,552	229,699	189,811	169,692
PROFUND VP BULL										
Value at beginning of period	$8.88	$6.64	$8.20	$8.78	$8.87	$9.92	$10.10	$6.19	$7.57	$8.38
Value at end of period	$6.64	$8.20	$8.78	$8.87	$9.92	$10.10	$6.19	$7.57	$8.38	$8.24
Number of accumulation units outstanding at end of period	127,500	212,538	391,752	276,280	222,576	191,977	153,084	141,448	107,937	88,552
PROFUND VP EUROPE 30										
Value at beginning of period	$8.25	$6.03	$8.22	$9.24	$9.83	$11.36	$12.80	$7.05	$9.17	$9.26
Value at end of period	$6.03	$8.22	$9.24	$9.83	$11.36	$12.80	$7.05	$9.17	$9.26	$8.30
Number of accumulation units outstanding at end of period	64,316	118,462	236,069	204,701	183,750	143,536	111,818	99,630	85,151	65,931
PROFUND VP RISING RATES OPPORTUNITY										
(Fund first available during October 2003)										
Value at beginning of period		$10.00	$9.36	$8.20	$7.43	$8.05	$7.50	$4.58	$5.95	$4.92
Value at end of period		$9.36	$8.20	$7.43	$8.05	$7.50	$4.58	$5.95	$4.92	$3.02
Number of accumulation units outstanding at end of period		29,131	737,507	692,648	675,338	554,470	369,403	302,483	268,098	217,708

Separate Account Annual Charges of 1.75%

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during April 2008)										
Value at beginning of period							$10.04	$7.97	$9.47	$10.21
Value at end of period							$7.97	$9.47	$10.21	$9.67
Number of accumulation units outstanding at end of period							167,445	1,025,896	1,130,871	1,024,482

CFI 56

DVA Plus

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during November 2003)										
Value at beginning of period	$20.85	$16.78	$13.66	$19.36	$20.22	$17.24	$16.64	$13.82	$10.00	
Value at end of period	$19.23	$20.85	$16.78	$13.66	$19.36	$20.22	$17.24	$16.64	$13.82	
Number of accumulation units outstanding at end of period	108,654	133,922	154,250	195,678	237,998	314,959	467,852	354,307	159,277	
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.97	$11.29	$8.48	$15.06	$13.07	$11.94	$10.23			
Value at end of period	$12.39	$12.97	$11.29	$8.48	$15.06	$13.07	$11.94			
Number of accumulation units outstanding at end of period	235,957	299,967	358,684	444,100	493,102	355,442	200,749			
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$10.71	$9.49	$7.43	$13.23	$13.30	$11.29	$10.88	$9.96	$7.79	$9.57
Value at end of period	$10.59	$10.71	$9.49	$7.43	$13.23	$13.30	$11.29	$10.88	$9.96	$7.79
Number of accumulation units outstanding at end of period	358,968	417,372	465,583	530,273	682,579	725,114	739,319	1,163,703	987,940	139,297
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.56	$8.69	$7.17	$9.94						
Value at end of period	$9.48	$9.56	$8.69	$7.17						
Number of accumulation units outstanding at end of period	122,886	104,038	97,544	49,722						
ING AMERICAN FUNDS BOND PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$10.13	$9.72	$8.82	$10.00						
Value at end of period	$10.52	$10.13	$9.72	$8.82						
Number of accumulation units outstanding at end of period	242,027	296,209	349,941	208,410						
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$10.13									
Value at end of period	$9.29									
Number of accumulation units outstanding at end of period	10,513									
ING AMERICAN FUNDS GROWTH PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$13.76	$11.86	$8.70	$15.90	$14.48	$13.44	$11.83	$10.76	$10.00	
Value at end of period	$12.87	$13.76	$11.86	$8.70	$15.90	$14.48	$13.44	$11.83	$10.76	
Number of accumulation units outstanding at end of period	952,049	1,180,264	1,261,996	1,409,201	1,691,270	1,933,064	1,942,130	2,291,803	726,382	
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$10.07									
Value at end of period	$8.78									
Number of accumulation units outstanding at end of period	9,731									
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$18.17	$17.33	$12.39	$21.92	$18.69	$16.07	$13.53	$11.60	$10.00	
Value at end of period	$15.28	$18.17	$17.33	$12.39	$21.92	$18.69	$16.07	$13.53	$11.60	
Number of accumulation units outstanding at end of period	466,879	586,478	660,049	739,896	1,013,920	992,537	925,189	865,696	208,539	
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.29	$12.01	$9.91							
Value at end of period	$12.30	$13.29	$12.01							
Number of accumulation units outstanding at end of period	48,833	40,505	14,724							

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
ING ARTIO FOREIGN PORTFOLIO										
Value at beginning of period	$10.00	$8.21	$10.58	$12.25	$13.89	$17.63	$20.17	$11.17	$13.20	$13.85
Value at end of period	$8.21	$10.58	$12.25	$13.89	$17.63	$20.17	$11.17	$13.20	$13.85	$10.64
Number of accumulation units outstanding at end of period	9,890	22,762	330,064	338,367	494,600	550,366	452,645	437,339	375,812	301,164
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period				$9.90	$10.98	$12.43	$12.96	$7.48	$9.94	$12.35
Value at end of period				$10.98	$12.43	$12.96	$7.48	$9.94	$12.35	$12.40
Number of accumulation units outstanding at end of period				96,126	163,393	172,289	164,305	187,942	178,126	149,529
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period			$10.03	$9.88	$10.72	$12.00	$12.79	$8.97	$10.58	$11.12
Value at end of period			$9.88	$10.72	$12.00	$12.79	$8.97	$10.58	$11.12	$11.44
Number of accumulation units outstanding at end of period			78,661	518,299	496,922	401,785	365,994	322,322	280,367	222,670
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period								$9.91	$10.56	$10.94
Value at end of period								$10.56	$10.94	$12.05
Number of accumulation units outstanding at end of period								99,495	158,549	226,173
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
Value at beginning of period	$10.00	$7.96	$9.92	$10.83	$11.74	$12.36	$12.96	$7.76	$9.93	$11.06
Value at end of period	$7.96	$9.92	$10.83	$11.74	$12.36	$12.96	$7.76	$9.93	$11.06	$10.70
Number of accumulation units outstanding at end of period	16,838	120,271	67,045	650,446	568,420	460,434	382,379	351,371	301,246	262,165
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period							$9.99	$6.49	$9.73	$11.29
Value at end of period							$6.49	$9.73	$11.29	$9.92
Number of accumulation units outstanding at end of period							215,733	220,402	225,420	188,146
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period					$11.42	$13.59	$12.38	$7.14	$9.36	$10.67
Value at end of period					$13.59	$12.38	$7.14	$9.36	$10.67	$9.93
Number of accumulation units outstanding at end of period					101,564	81,623	74,427	63,073	53,304	45,901
ING CLARION REAL ESTATE PORTFOLIO										
Value at beginning of period	$27.09	$26.67	$36.09	$48.85	$56.05	$75.80	$61.26	$37.00	$49.40	$62.12
Value at end of period	$26.67	$36.09	$48.85	$56.05	$75.80	$61.26	$37.00	$49.40	$62.12	$66.84
Number of accumulation units outstanding at end of period	271,009	398,419	463,695	364,509	366,031	224,152	162,446	127,889	104,827	81,510
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period					$10.05	$10.03	$10.15	$6.57	$8.05	$9.91
Value at end of period					$10.03	$10.15	$6.57	$8.05	$9.91	$9.48
Number of accumulation units outstanding at end of period					103,094	176,039	147,871	127,896	104,288	91,440
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during January 2006)										
Value at beginning of period					$10.10	$11.08	$11.34	$6.77	$8.76	$9.64
Value at end of period					$11.08	$11.34	$6.77	$8.76	$9.64	$9.03
Number of accumulation units outstanding at end of period					83,211	106,843	163,151	150,347	154,749	127,463
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period						$10.02	$10.39	$5.81	$6.96	$8.53
Value at end of period						$10.39	$5.81	$6.96	$8.53	$7.61
Number of accumulation units outstanding at end of period						45,000	27,567	9,911	57,530	45,924

CFI 58

DVA Plus

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$8.75	$9.80	$10.14							
Value at end of period	$7.11	$8.75	$9.80							
Number of accumulation units outstanding at end of period	0	0	455							
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO										
Value at beginning of period	$16.81	$13.32	$9.74	$16.30	$14.49	$13.18	$11.47	$9.41	$7.17	$9.05
Value at end of period	$14.70	$16.81	$13.32	$9.74	$16.30	$14.49	$13.18	$11.47	$9.41	$7.17
Number of accumulation units outstanding at end of period	1,010,372	1,252,269	1,420,747	1,606,529	1,931,572	1,483,799	1,638,208	1,114,410	1,170,476	839,244
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$11.00	$9.91	$7.64	$10.99	$10.90	$9.99				
Value at end of period	$11.08	$11.00	$9.91	$7.64	$10.99	$10.90				
Number of accumulation units outstanding at end of period	280,115	297,547	368,963	326,241	270,226	142,742				
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.88	$9.01	$7.25	$11.86	$12.53					
Value at end of period	$9.63	$9.88	$9.01	$7.25	$11.86					
Number of accumulation units outstanding at end of period	118,136	124,951	135,567	134,731	145,499					
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.44	$7.75	$6.05	$9.58	$10.09					
Value at end of period	$8.18	$8.44	$7.75	$6.05	$9.58					
Number of accumulation units outstanding at end of period	100,361	102,295	96,861	70,024	162,775					
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$10.97	$10.26	$10.65							
Value at end of period	$10.33	$10.97	$10.26							
Number of accumulation units outstanding at end of period	3,902	3,200	433							
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.88									
Value at end of period	$8.83									
Number of accumulation units outstanding at end of period	41,461									
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
Value at beginning of period	$41.33	$34.58	$25.59	$44.15	$33.72	$28.27	$20.89	$19.98	$13.36	$13.49
Value at end of period	$36.89	$41.33	$34.58	$25.59	$44.15	$33.72	$28.27	$20.89	$19.98	$13.36
Number of accumulation units outstanding at end of period	123,084	174,269	223,048	303,749	316,831	330,956	385,687	330,848	210,633	120,308
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.99									
Value at end of period	$9.54									
Number of accumulation units outstanding at end of period	684,332									
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$8.68	$7.77	$6.08	$9.95	$9.83					
Value at end of period	$8.49	$8.68	$7.77	$6.08	$9.95					
Number of accumulation units outstanding at end of period	2,742,774	2,224,320	2,512,614	2,172,969	1,532					
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.66	$12.93	$10.19							
Value at end of period	$10.95	$13.66	$12.93							
Number of accumulation units outstanding at end of period	9,738	27,622	8,843							

DVA Plus

CFI 59

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING INDEX PLUS LARGECAP PORTFOLIO										
(Fund first available during August 2003)										
Value at beginning of period	$9.55	$8.56	$7.08	$11.51	$11.18	$9.96	$9.64	$8.90	$10.00	
Value at end of period	$9.35	$9.55	$8.56	$7.08	$11.51	$11.18	$9.96	$9.64	$8.90	
Number of accumulation units outstanding at end of period	118,011	161,651	185,662	219,708	256,881	267,971	299,598	548,608	275,705	
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$12.81	$10.72	$8.30	$13.57	$13.12	$12.24	$11.24	$9.69		
Value at end of period	$12.41	$12.81	$10.72	$8.30	$13.57	$13.12	$12.24	$11.24		
Number of accumulation units outstanding at end of period	30,163	39,171	70,781	117,089	171,859	108,782	138,848	430,312		
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during June 2004)										
Value at beginning of period	$12.12	$10.07	$8.23	$12.63	$13.75	$12.33	$11.69	$10.25		
Value at end of period	$11.79	$12.12	$10.07	$8.23	$12.63	$13.75	$12.33	$11.69		
Number of accumulation units outstanding at end of period	16,126	22,717	31,227	43,054	86,144	116,901	147,078	345,339		
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$12.85	$11.95	$10.93	$12.17	$11.72	$11.50	$11.37	$11.06	$10.62	$10.00
Value at end of period	$13.55	$12.85	$11.95	$10.93	$12.17	$11.72	$11.50	$11.37	$11.06	$10.62
Number of accumulation units outstanding at end of period	472,680	519,722	557,196	570,876	646,304	443,958	453,906	447,751	277,417	218,867
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$8.01	$7.57	$6.05	$8.67						
Value at end of period	$6.89	$8.01	$7.57	$6.05						
Number of accumulation units outstanding at end of period	34,798	42,289	32,930	3,329						
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.99	$10.60	$8.39	$13.44	$14.00	$12.30	$12.10			
Value at end of period	$11.53	$11.99	$10.60	$8.39	$13.44	$14.00	$12.30			
Number of accumulation units outstanding at end of period	320,523	359,615	378,272	415,402	485,537	527,949	578,971			
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.07	$10.96	$9.12	$12.14	$11.96	$10.83	$10.35			
Value at end of period	$11.70	$12.07	$10.96	$9.12	$12.14	$11.96	$10.83			
Number of accumulation units outstanding at end of period	148,295	188,722	222,360	306,848	94,763	108,471	56,894			
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$27.58	$24.95	$20.49	$30.77	$30.53	$26.79	$24.77	$22.09	$17.58	$20.99
Value at end of period	$26.51	$27.58	$24.95	$20.49	$30.77	$30.53	$26.79	$24.77	$22.09	$17.58
Number of accumulation units outstanding at end of period	281,912	337,800	388,816	443,563	540,794	677,536	747,521	841,483	841,519	616,373
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$11.00	$9.85	$9.77							
Value at end of period	$9.33	$11.00	$9.85							
Number of accumulation units outstanding at end of period	2,041	5,714	378							
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
Value at beginning of period	$23.42	$19.82	$11.76	$24.56	$18.05	$13.53	$10.21	$8.83	$6.13	$6.98
Value at end of period	$18.81	$23.42	$19.82	$11.76	$24.56	$18.05	$13.53	$10.21	$8.83	$6.13
Number of accumulation units outstanding at end of period	180,430	206,305	304,281	378,645	501,622	526,429	569,209	414,950	410,102	256,922
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$10.28	$8.51	$6.89	$9.89						
Value at end of period	$10.28	$10.28	$8.51	$6.89						
Number of accumulation units outstanding at end of period	60,593	63,348	46,439	16,589						

CFI 60

DVA Plus

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$15.44	$12.40	$9.91	$14.40	$14.91	$13.01	$13.63	$10.32	$7.83	$10.00
Value at end of period	$14.96	$15.44	$12.40	$9.91	$14.40	$14.91	$13.01	$13.63	$10.32	$7.83
Number of accumulation units outstanding at end of period	170,175	191,942	155,530	185,036	234,079	289,126	304,044	434,570	299,555	72,176
ING LARGE CAP GROWTH PORTFOLIO										
(Fund first available during October 2004)										
Value at beginning of period	$13.60	$12.11	$8.66	$12.16	$11.09	$10.69	$10.46	$9.58		
Value at end of period	$13.66	$13.60	$12.11	$8.66	$12.16	$11.09	$10.69	$10.46		
Number of accumulation units outstanding at end of period	103,158	58,940	68,312	15,517	452	7,870	13,402	4,715		
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.05									
Value at end of period	$10.02									
Number of accumulation units outstanding at end of period	176,268									
ING LIMITED MATURITY BOND PORTFOLIO										
Value at beginning of period	$21.31	$21.03	$19.97	$20.38	$19.61	$19.22	$19.25	$19.32	$19.12	$18.15
Value at end of period	$21.18	$21.31	$21.03	$19.97	$20.38	$19.61	$19.22	$19.25	$19.32	$19.12
Number of accumulation units outstanding at end of period	122,106	146,749	176,680	219,747	290,852	374,384	502,204	644,003	1,037,485	1,001,053
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$15.38	$15.65	$15.88	$15.78	$15.30	$14.88	$14.73	$14.86	$15.01	$15.06
Value at end of period	$15.12	$15.38	$15.65	$15.88	$15.78	$15.30	$14.88	$14.73	$14.86	$15.01
Number of accumulation units outstanding at end of period	598,840	840,172	1,166,416	1,879,418	811,220	726,596	616,216	1,213,060	1,545,927	1,590,576
ING MARSICO GROWTH PORTFOLIO										
Value at beginning of period	$16.02	$13.61	$10.73	$18.31	$16.32	$15.83	$14.79	$13.39	$10.27	$14.84
Value at end of period	$15.48	$16.02	$13.61	$10.73	$18.31	$16.32	$15.83	$14.79	$13.39	$10.27
Number of accumulation units outstanding at end of period	547,117	625,390	678,195	831,820	1,004,788	1,188,362	1,378,150	1,545,306	1,718,678	1,379,116
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$25.35	$23.49	$20.27	$26.57	$26.01	$23.65	$23.39	$21.42	$18.68	$20.03
Value at end of period	$25.30	$25.35	$23.49	$20.27	$26.57	$26.01	$23.65	$23.39	$21.42	$18.68
Number of accumulation units outstanding at end of period	690,798	849,458	1,002,840	1,157,196	1,473,826	1,803,704	2,268,000	2,918,631	2,962,240	1,806,441
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$16.31	$14.60	$11.19	$18.29	$14.61	$11.37	$10.11			
Value at end of period	$17.05	$16.31	$14.60	$11.19	$18.29	$14.61	$11.37			
Number of accumulation units outstanding at end of period	185,601	222,450	243,983	300,770	492,070	371,440	299,953			
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during April 2004)										
Value at beginning of period	$11.33	$8.87	$6.40	$10.47	$8.49	$8.03	$7.42	$7.07		
Value at end of period	$11.05	$11.33	$8.87	$6.40	$10.47	$8.49	$8.03	$7.42		
Number of accumulation units outstanding at end of period	781,461	913,587	1,022,912	1,136,532	99,085	127,480	176,312	183,674		
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
Value at beginning of period	$16.94	$15.13	$11.95	$17.03	$15.80	$13.25	$12.12	$10.95	$8.83	$10.00
Value at end of period	$18.15	$16.94	$15.13	$11.95	$17.03	$15.80	$13.25	$12.12	$10.95	$8.83
Number of accumulation units outstanding at end of period	169,004	202,527	203,385	225,513	280,577	332,645	339,825	354,307	242,169	53,323
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.87	$10.60	$8.81							
Value at end of period	$11.15	$11.87	$10.60							
Number of accumulation units outstanding at end of period	24,032	5,692	6,048							

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$13.13	$11.54	$8.43	$14.41	$13.79	$11.94	$11.08			
Value at end of period	$11.82	$13.13	$11.54	$8.43	$14.41	$13.79	$11.94			
Number of accumulation units outstanding at end of period	43,199	48,642	57,061	63,473	53,080	49,426	14,539			
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$15.01	$13.37	$9.11	$11.97	$11.84	$11.07	$10.79	$10.00		
Value at end of period	$15.40	$15.01	$13.37	$9.11	$11.97	$11.84	$11.07	$10.79		
Number of accumulation units outstanding at end of period	726,481	863,810	886,425	1,037,282	1,353,495	1,629,201	1,906,679	2,556,237		
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$17.61	$16.64	$14.80	$14.46	$13.50	$13.17	$13.08	$12.70	$12.34	$11.56
Value at end of period	$17.91	$17.61	$16.64	$14.80	$14.46	$13.50	$13.17	$13.08	$12.70	$12.34
Number of accumulation units outstanding at end of period	1,411,067	1,722,139	2,035,987	1,830,575	1,431,076	1,411,736	1,574,541	2,353,927	2,257,025	1,446,385
ING PIONEER FUND PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$11.55	$10.15	$8.32	$12.97	$12.57	$10.95	$10.48			
Value at end of period	$10.83	$11.55	$10.15	$8.32	$12.97	$12.57	$10.95			
Number of accumulation units outstanding at end of period	100,791	124,360	153,889	167,298	198,883	212,294	238,162			
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.65	$10.05	$8.17	$12.44	$12.00	$10.87	$10.04			
Value at end of period	$10.87	$11.65	$10.05	$8.17	$12.44	$12.00	$10.87			
Number of accumulation units outstanding at end of period	759,847	924,260	1,113,811	1,217,638	892,352	1,051,006	1,230,020			
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.81	$8.31	$8.25							
Value at end of period	$9.10	$8.81	$8.31							
Number of accumulation units outstanding at end of period	279,668	367,431	363,340							
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.27	$9.37	$9.21							
Value at end of period	$9.97	$10.27	$9.37							
Number of accumulation units outstanding at end of period	1,055,184	1,232,540	1,317,406							
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.50	$9.62	$9.49							
Value at end of period	$10.32	$10.50	$9.62							
Number of accumulation units outstanding at end of period	699,255	667,671	746,997							
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.60	$9.85	$9.75							
Value at end of period	$10.64	$10.60	$9.85							
Number of accumulation units outstanding at end of period	888,475	916,906	958,263							
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.99	$12.66	$9.95							
Value at end of period	$14.28	$13.99	$12.66							
Number of accumulation units outstanding at end of period	320,643	369,472	419,483							

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$8.94	$8.12	$6.69	$10.28						
Value at end of period	$8.97	$8.94	$8.12	$6.69						
Number of accumulation units outstanding at end of period	785,637	998,454	1,134,062	38,475						
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$13.63	$12.48	$10.85							
Value at end of period	$13.46	$13.63	$12.48							
Number of accumulation units outstanding at end of period	15,071	1,463	1,930							
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$16.03	$12.96	$10.40							
Value at end of period	$15.40	$16.03	$12.96							
Number of accumulation units outstanding at end of period	322,879	415,384	463,277							
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.30	$8.39	$6.11	$10.64						
Value at end of period	$9.91	$10.30	$8.39	$6.11						
Number of accumulation units outstanding at end of period	61,315	78,462	47,716	20,592						
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.69	$8.63	$6.95	$10.16						
Value at end of period	$10.07	$10.69	$8.63	$6.95						
Number of accumulation units outstanding at end of period	136,727	186,026	156,359	190,367						
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$9.20	$7.09	$5.52	$8.60	$7.97	$7.22	$6.75	$6.25	$4.59	$8.31
Value at end of period	$9.09	$9.20	$7.09	$5.52	$8.60	$7.97	$7.22	$6.75	$6.25	$4.59
Number of accumulation units outstanding at end of period	247,873	286,727	320,361	376,713	459,626	564,312	678,759	812,724	952,613	454,392
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$10.86	$8.91	$7.13	$9.79						
Value at end of period	$10.39	$10.86	$8.91	$7.13						
Number of accumulation units outstanding at end of period	55,529	44,468	65,135	49,665						
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
Value at beginning of period	$47.85	$42.71	$32.62	$45.81	$44.67	$39.65	$37.46	$32.69	$26.57	$26.91
Value at end of period	$48.38	$47.85	$42.71	$32.62	$45.81	$44.67	$39.65	$37.46	$32.69	$26.57
Number of accumulation units outstanding at end of period	730,033	894,237	1,034,928	1,168,272	1,535,092	1,758,893	1,977,649	2,090,601	2,065,649	1,345,841
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$28.61	$25.33	$20.63	$32.65	$32.25	$27.56	$26.99	$23.91	$19.44	$22.79
Value at end of period	$27.86	$28.61	$25.33	$20.63	$32.65	$32.25	$27.56	$26.99	$23.91	$19.44
Number of accumulation units outstanding at end of period	469,128	539,055	601,838	691,572	865,803	1,042,643	1,177,282	1,402,760	1,278,747	773,224
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$9.23	$8.05	$5.75	$10.15	$10.11					
Value at end of period	$8.94	$9.23	$8.05	$5.75	$10.15					
Number of accumulation units outstanding at end of period	95,002	109,783	80,480	16,757	9,218					
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.41	$11.99	$8.87	$17.88	$15.09	$12.39	$10.14			
Value at end of period	$11.55	$13.41	$11.99	$8.87	$17.88	$15.09	$12.39			
Number of accumulation units outstanding at end of period	155,542	171,109	200,319	254,172	318,925	316,462	339,789			

DVA Plus

CFI 63

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$10.18	$9.55	$7.37	$12.63	$11.16	$10.02				
Value at end of period	$8.79	$10.18	$9.55	$7.37	$12.63	$11.16				
Number of accumulation units outstanding at end of period	107,339	138,277	140,510	133,335	68,022	10,499				
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
Value at beginning of period	$20.60	$19.46	$14.97	$25.26	$25.10	$20.96	$19.41	$17.80	$13.29	$16.95
Value at end of period	$19.09	$20.60	$19.46	$14.97	$25.26	$25.10	$20.96	$19.41	$17.80	$13.29
Number of accumulation units outstanding at end of period	248,042	296,746	357,836	401,370	489,370	584,766	682,575	753,550	805,342	592,153
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$10.98	$10.55	$10.17	$9.82						
Value at end of period	$11.54	$10.98	$10.55	$10.17						
Number of accumulation units outstanding at end of period	254,563	212,507	223,479	374,087						
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.51	$9.47	$7.33	$12.43	$12.53	$11.16	$10.77			
Value at end of period	$10.05	$10.51	$9.47	$7.33	$12.43	$12.53	$11.16			
Number of accumulation units outstanding at end of period	3,219	4,046	4,589	4,610	6,458	13,639	30,728			
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$8.04	$7.73	$6.06	$9.95						
Value at end of period	$7.60	$8.04	$7.73	$6.06						
Number of accumulation units outstanding at end of period	37,366	38,074	36,994	51,243						
INVESCO V.I. LEISURE FUND										
Value at beginning of period	$12.01	$10.03	$7.69	$13.73	$14.10	$11.51	$11.86	$10.64	$8.42	$10.00
Value at end of period	$11.34	$12.01	$10.03	$7.69	$13.73	$14.10	$11.51	$11.86	$10.64	$8.42
Number of accumulation units outstanding at end of period	61,355	86,531	100,598	109,828	123,832	161,708	203,281	255,487	231,095	41,608
PROFUND VP BULL										
Value at beginning of period	$8.30	$7.50	$6.14	$10.03	$9.86	$8.83	$8.74	$8.18	$6.63	$8.87
Value at end of period	$8.15	$8.30	$7.50	$6.14	$10.03	$9.86	$8.83	$8.74	$8.18	$6.63
Number of accumulation units outstanding at end of period	48,533	67,290	71,655	77,466	102,754	215,771	304,922	518,311	467,546	185,752
PROFUND VP EUROPE 30										
Value at beginning of period	$9.17	$9.09	$6.99	$12.71	$11.29	$9.78	$9.21	$8.20	$6.02	$8.25
Value at end of period	$8.21	$9.17	$9.09	$6.99	$12.71	$11.29	$9.78	$9.21	$8.20	$6.02
Number of accumulation units outstanding at end of period	33,595	41,583	47,001	51,597	69,260	148,846	186,919	140,140	190,714	105,640
PROFUND VP RISING RATES OPPORTUNITY										
(Fund first available during October 2003)										
Value at beginning of period	$4.88	$5.91	$4.55	$7.47	$8.02	$7.41	$8.19	$9.35	$10.00	
Value at end of period	$3.00	$4.88	$5.91	$4.55	$7.47	$8.02	$7.41	$8.19	$9.35	
Number of accumulation units outstanding at end of period	22,697	25,407	24,973	26,319	32,185	61,675	193,952	282,310	74,879	

DVA Plus

CFI 64